

Tel: 612 9921 2999
Fax: 612 9921 2552
ABN 95 052 167 405

AGL
72 Christie Street
St Leonards
NSW 2065

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au


06014355

5 June 2006

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)


SUPPL

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX


RECEIVED
2006 JUN 14 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Period 1 May 2006 to 31 May 2006 (inclusive)

Date	Name of Document
1 May 2006	ASX Statement
2 May 2006	ASX Statement – Commencement of role of CEO
2 May 2006	Appendix 3X – Initial Director's Interest Notice
2 May 2006	ASX Statement
3 May 2006	Joint study costs greenhouse gas reductions
5 May 2006	AGL Energy Positioned for Growth and Value Creation
5 May 2006	ASX Statement
5 May 2006	Supplementary Bidder's Statement
5 May 2006	Replacement Bidder's Statement (clean)
5 May 2006	Replacement Bidder's Statement (marked up)
8 May 2006	Letter to Shareholders
8 May 2006	Target's Statement
9 May 2006	Regulatory certainty for PNG pipeline
11 May 2006	AGL Bidder's Statement
15 May 2006	ASX Statement
19 May 2006	ASX Statement
25 May 2006	AGL & CS Energy join forces in Mount Isa


ASX
AUSTRALIAN STOCK EXCHANGE
RECEIVED
2006 JUN 14 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/05/2006

TIME: 09:47:21

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Target Statement relating to Off-Market bid by Alinta

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 2999
Fax: 02 9921 2552

72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

May 1, 2006

ASX Statement

AGL TARGET STATEMENT RELATING TO OFF MARKET BID BY ALINTA

Under the Corporations Act, AGL is required to send a copy of its Target Statement responding to Alinta's Bidder's Statement to Alinta and to AGL Shareholders no later than 15 days after Alinta advises that it has completed dispatch of its Bidder's Statement. This notice was received by AGL on April 20, 2006.

At AGL's request, the Australian Securities and Investments Commission (ASIC) has granted AGL a five day extension to send the Target Statement to all AGL Shareholders. AGL currently anticipates sending its Target Statement to Shareholders by May 10, 2006.

AGL recommends that holders of AGL shares take no action in relation to the Alinta Bid until they have received AGL's Target Statement.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 13:08:39

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Commencement of role of CEO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

May 2, 2006

ASX Statement

Paul Anthony commenced in the role of Chief Executive Officer of The Australian Gas Light Company (AGL) on Monday, 10 April 2006.

Last week, following the release of AGL's Bidder's Statement and the announcement that AGL and Alinta had signed a legally binding Heads of Agreement, Mr Anthony acquired the 2000 shares required to satisfy the minimum shareholding requirement for AGL Directors under the AGL Constitution.

Mr Anthony had previously been unable to acquire AGL Shares as he was in possession of unpublished, price sensitive information relating to the AGL merger offer. As such, he could not be appointed as Managing Director of AGL.

Mr Anthony has now taken up his appointment as Managing Director of AGL.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
email: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
email: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 13:12:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL ANTHONY
Date of appointment	1 MAY 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 02/05/2006

TIME: 16:54:01

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice under Section 633(4)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

May 2, 2006

ASX Statement

The Australian Gas Light Company (**AGL**) gives notice under section 633(4) of the Corporations Act 2001 (**the Act**) that it has set the date May 4, 2006 for the purpose of identifying the persons to whom the information must be sent under items 6 and 12 of section 633(1) of the Act in relation to the takeover bid by AGL for Alinta.

Jane McAloon
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/05/2006

TIME: 11:39:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Joint study costs greenhouse gas reductions

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

May 3, 2006

Joint study costs greenhouse gas reductions

The Australian Gas Light Company (AGL), in collaboration with Frontier Economics and WWF Australia, has today released a study which makes a pragmatic economic evaluation of how greenhouse gas emission reductions could be achieved in the electricity sector.

The study, ***Options for Moving to a Lower Emission Future,*** found the electricity generating sector's greenhouse gas emissions could be reduced from current levels of nearly 200 million tonnes per annum to 120 million tonnes per annum by 2030, while still meeting growing electricity demand with a managable impact on the economy over time.

"This joint study maps a lower emissions adjustment path for the electricity sector which could be used to help businesses invest in new technological solutions over time to minimise the cost of reducing greenhouse gas emissions," AGL Managing Director Paul Anthony said.

"The cost of greenhouse gas emissions is already being factored into AGL's business decisions, the most recent example being AGL's acquisition of the Southern Hydro renewable power generation assets in October 2005. By factoring carbon costs into business decisions, AGL continues to develop a well-balanced energy business consistent with the transition to a lower emissions future."

The acquisition of Southern Hydro has reduced the overall greenhouse gas intensity of AGL's generation portfolio, with around 40 per cent producing zero greenhouse gas emissions.

The study found that the cost to the economy of reducing greenhouse gas emissions in the electricity generating sector could be between $5.19 billion net present value (NPV) and $24.16 billion NPV to 2030. Depending upon the reduction pathway chosen, this cost could equate to between one to two per cent of Australia's present gross domestic product of $860 billion[1].

"While much of the policy debate has been about long term targets and the possible mechanisms used to reduce greenhouse gas emissions, this study for the first time provides costing analysis on potential interim and long-term targets and the different approaches that could be taken for meeting those targets", Mr Anthony said.

"This report supplements the existing policy debate as the target and reduction pathway influences the cost of reducing greenhouse emissions. A Staged Transition Pathway would allow existing power generation plants to be more fully utilised and provide time for new technologies to be developed", Mr Anthony concluded.

In this context, gas fired power generation is expected to play a key role in the transition to a lower emissions future.

A copy of the study can be found on AGL's website at www.agl.com.au.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] Please refer page 31 of ***Options for Moving to a Lower Emission Future***


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 11:48:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Energy Positioned for Growth and Value Creation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

AGL Energy
Positioned for Growth and Value Creation

Michael Fraser
Group General Manager - Merchant Energy

Macquarie Connections Australian Conference

5 May 2006



Disclaimer



The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

Market Positioning


AGL

- Pure play, focused energy company
- Australia's largest retail customer base: ~3m → ~3.5m*
- Substantial and growing upstream portfolio
- Substantial and identified pipeline of growth opportunities
- Well positioned to create a world class integrated energy company:
  - Capturing value and further opportunities across the dual energy supply chains
  - Leveraging economies of scale/extracting cost efficiencies

*3 million includes AGL and ActewAGL customer accounts. Post 33% AGL/Alinta transaction ~ 3.5m customer accounts.

Executed & Proposed Growth Opportunities


AGL

Oct-2005 | Nov-2005 | Dec-2005 | Jan-2006 | Feb-2006 | Mar-2006 | Apr-2006

27-Oct-2005
- Proposed Townsville Power Station
- 370MW Base Load gas fired

31-Oct-2005
- Southern Hydro acquisition

02-Nov-2005
- Loy Yang A refinance

15-Nov-2005
- Sydney CSM Project 50% interest
- 10 year gas supply contract
- Leafs Gully power generation site

21-Dec-2005
- Amended gas supply arrangements with Gippsland Basin Producers

16-Jan-2006
- PNG Upstream Gas Project equity interest of 10%
- PNG gas supply contract – $4.5bn for 1,500 PJ over 20 years

31-Jan-2006
- 95MW Hallett wind farm to be built
- Proposed 250MW Hallett gas fired peaker expansion

09-Feb-2006
- 100PJ Gas supply agreement with NRG Flinders to 2018

17-Feb-2006
- PNG Upstream Gas Project stake financial close

26-Apr-2006
- Proposed Alinta merger
- Staged acquisition of WA retail and cogen

Market Leading Customer Base


AGL

AGL*
Origin Energy
EnergyAustralia
Energex
TRUEnergy
Integral Energy
Western Power
Country Energy
Ergon Energy
Aurora Energy

3.0 million
3.5 million

*Includes AGL and ActewAGL customer accounts. Post 33% AGL/Alinta transaction ~ 3.5m customer accounts.

Diversified Generation Portfolio



Key:
- Hydro
- Gas
- Brown coal
- Cogeneration
- Landfill and biogas
- * Post AGL/Alinta transaction

WA Cogeneration
2x 140MW* - 33%
Hallett
180 MW
Loy Yang A
2,120 MW(32.5%)
NSW Hydro
52.5 MW
Victorian Hydro
592.7 MW
Somerton
150 MW
Bairnsdale 94 MW*
(dispatch control/no equity)

Total 14 MW in Vic,NSW, Tas & WA

Total 9 MW in Vic & SA

Ongoing Electricity Market Growth*



- Peak demand continues to grow ahead of base demand

Available Capacity
Additional Capacity Required
Actual / 1 in 2 Yr Demand
Demand for Reliability
Low Demand
Installed Capacity (MW)
51,000
49,000
47,000
45,000
43,000
41,000
39,000
37,000
35,000
33,000
31,000
29,000
27,000
0
0
0
0
2,263
5,175
6,288
7,436
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15

Source: NEMMCO July 2005

* Demand & Supply NEM

Diversified & Flexible Gas Portfolio



PNG
1500 PJ
PNG Project
10% Equity
Cooper
Basin
605 PJ
Surat CSM
335 PJ
Sydney CSM
50% Equity
Gippsland
1200 PJ
Contract Gas
(remaining under contract)
Equity Gas



Ongoing Gas Market Growth

- PNG Gas & CSM complementary - help further underwrite demand growth
- Most independent forecasts reflect growth in excess of 50% over next decade



Eastern Australia - Supply & Demand Base Case
1200
(PJ) 1000
800
600
400
200
0
2003-04
2006-07
2009-10
2012-13
2015-16
2018-19
Contracted
Uncontracted Supply
YTF
Demand
Source: Wood Mackenzie 2004
YTF - Yet to be found



Eastern Australia's gas supply structure
External supply
Other
Methane
Otway
Cooper/Eromanga
Gippsland
1200
1000
800
600
400
200
PJ
2005 -06
2011 -12
2017 -18
2023 -24
2029 -30
Source: ABARE

Upstream PNG Investment - Update


AGL

- JV entry completed
  - Announced 16 January 2006
  - Signed 1,500 PJ binding SPA
  - Participating in JV meetings
  - Final upstream Project payments on sanction and financial close
- PNG oil sales generating surplus cash for investing in Gas Project
  - On track to meet earnings and cash flow guidance
  - Hedging strategy supported financial performance in first quarter



Camden Gas Project - Update



- Since AGL's acquisition of 50% interest in November 2005
  - AGL has become operator
  - 35 on-site employees
  - 2P reserves up 30%
  - Production ramping up
  - ~70 wells to be drilled by mid-2007
  - Hunter test wells look promising
- AGL has developed in-house skills focused on CSM production
  - 2 geologists
  - 3 engineers
  - 3 land/IT/admin support staff



Muswellbrook Prospect
PEL 4
Hunter Prospect
PEL 267
Newcastle
PEL 2
PEL 6
Camden Prospect
Sydney
Wollongong
Sydney Basin Projects and Leads

Power Generation – Development Projects



- National growth opportunities of considerable scale

Key:
- Hydro
- Gas
- Brown coal
- Cogeneration
- Landfill and biogas
- * Post AGL/Alinta transaction
- New Wind Farm
- New Hydro
- New Gas Fired

WA Cogeneration
2 x 140MW* - 33%

Bluff 45 MW[1]
Hallett 95 MW
Hallett 250 MW[1]

Townsville 370 MW[1]

Leafs Gully 300 MW[1]
(stage one)

NSW Hydro
52.5 MW

Victorian Hydro
592.7 MW

Bairnsdale 94 MW*
(dispatch control/no equity)

Somerton
150 MW

Loy Yang A
2,120 MW (32.5%)

Hallett
180 MW

West Kiewa 12 MW[1]
Bogong 130 MW[1]
Macarthur 330 MW[1]
Dollar 79 MW[1]

- Total 14 MW in Vic, NSW, Tas and WA
- Total 9 MW in Vic and SA

[1] Financial viability continues to be assessed

Hallett Wind Farm - Update


AGL

Type	S88 Suzlon Wind Turbines
Region	SA –Hallett Power Station
Capacity	~95 MW (45 x 2.1MW)

Status

- EPC contract executed with Suzlon
- Construction scheduled to commence Q3 2006
- Initial commissioning planned Q4 2007
- Anticipate fully operational March 2008
- Leverage off AGL MRET requirements

Technically superior site characteristics

- Access to existing Transmission & Infrastructure
- Outstanding wind resource
- No permitting issues



Hallett Gas Generation Expansion - Update



Type	Open Cycle Gas Turbine
Region	Hallett Power Station - SA
Capacity	~ 250MW


Hallett Power Station
AUSTRALIA
Port Augusta
Port Pirie
Adelaide
Salisbury
INDIAN OCEAN

Status

- Tender for EPC issued early May 2006
- Financial viability continues to be assessed, final investment decision targeted 2H06
- Construction planned to commence Q3 2007
- Anticipated fully operational Q4 2008
- Leverage off SA retail load

Technically superior site characteristics

- Leverage off existing Transmission, Infrastructure and O&M personnel

Townsville Power Station - Update

AGL

Type	Combined Cycle Gas Turbine
Region	Townsville - Queensland
Capacity	~370MW

Status

- Site lease & connection options under negotiation
- Planning & approvals (EIS) works underway
- Off take being negotiated
- Financial viability continues to be assessed
- Construction anticipated to commence Q4 2007
- Plant commissioning anticipated Q4 2009



Townsville State Development Area

Maximises value of PNG project

- Strong government & community support
- Positions AGL to support QLD Retail activities

Leafs Gully Power Station - Update

AGL

Type Open Cycle Gas Turbine

Region Appin - NSW

Capacity 300MW, 2 x 150MW Gas Turbines (stage one)


Existing Bulk Water Lines
Existing 330kv Transmission Line
Existing Gas Pipelines

Status

- Planning & approval works underway
- Financial viability continues to be assessed
- Construction anticipated to commence Q1 2008
- Anticipate fully operational end of 2009
- Leverage off existing NSW retail load

Technically superior site characteristics

- Access to gas transmission, electricity transmission and water.
- Site zoned for power generation



Bogong Hydro Power Station - Update



Type Francis Turbines

Region Kiewa Scheme - Victoria

Capacity ~130MW (88GWh)



Status

- Development approval granted
- Tender responses due May 2006
- Financial viability continues to be assessed
- Construction planned to commence Sept/Oct 2006
- Anticipate commissioning Q4 2009
- Anticipate fully operational January 2010


MKPS Tailrace
Bald Hill
Creek
TBM Tunnel @ 0.2%
Bogong PS



Unique Hydro opportunity – largest in Australia

- Peaking plant
- Renewable scheme flexibility
- Support VIC retail load and renewable obligations

Energy Supply Chains – Capturing Value & Growth


AGL

- Strategically positioned across energy supply chains
- Well positioned for future opportunities

Upstream Gas
Power Generation
Renewable Generation
Electricity Hedge Portfolio
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AGL

AGL Energy
Positioned for Growth and Value Creation

Michael Fraser
Group General Manager - Merchant Energy

Macquarie Connections Australian Conference

May 2006

Further Information & Contacts


AGL

A full range of information on AGL including annual reports, presentations and financial results is available from our website: www.agl.com.au

alternatively, contact

Graeme Thompson
Head of Investor Relations
The Australian Gas Light Company
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
e-mail: gthompson@agl.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 18:07:38

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Statement re Supp. Bidder's Statement lodgement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

May 5, 2006

ASX Statement

In accordance with section 647 of the Corporations Act and ASIC Class Order 00/344, The Australian Gas Light Company (**AGL**) has today lodged the following documents with ASIC:

(a) a Supplementary Bidder's Statement, which supplements AGL's original Bidder's Statement dated 24 April 2006 in relation to the off market takeover bid by AGL for all of the ordinary shares in Alinta Limited;

(b) an unmarked Replacement Bidder's Statement dated 5 May 2006; and

(c) a copy of the Replacement Bidder's Statement referred to in (b) marked to show all changes from AGL's original Bidder's Statement.

AGL will seek to rely on ASIC Class Order 00/344 and despatch to Alinta Shareholders the Replacement Bidder's Statement, which incorporates into the original Bidder's Statement all of the changes specified in the Supplementary Bidder's Statement.

Enclosed are the Supplementary Bidder's Statement, the unmarked Replacement Bidder's Statement, and the marked-up copy of the Replacement Bidder's Statement.

Jane McAloon
Company Secretary

Enclosure


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 18:07:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Supplementary Bidder's Statement for ALN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Supplementary Bidder's Statement

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405

offers to acquire all of your fully paid ordinary shares in

ALINTA LIMITED
ABN 40 087 857 001

This is an important document and requires your immediate attention

If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional advisor as soon as possible

SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement (**Supplementary Bidder's Statement**) under section 643 of the Corporations Act 2001 (Cth). It supplements and should be read together with the bidder's statement of The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) dated 24 April 2006 (**Original Bidder's Statement**), given in connection with a takeover bid by AGL for all of the ordinary shares in Alinta Limited ABN 40 087 857 001 (**Alinta**).

This Supplementary Bidder's Statement will prevail to the extent of any inconsistency with the Original Bidder's Statement. Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Supplementary Bidder's Statement.

This Supplementary Bidder's Statement is dated 5 May 2006. A copy of this Supplementary Bidder's Statement was lodged with ASIC and sent to ASX and Alinta on 5 May 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Supplementary Bidder's Statement.

Changes to the Original Bidder's Statement

The changes to the Original Bidder's Statement are contained in Schedule 1 to this Supplementary Bidder's Statement.

* * * * * *

This Supplementary Bidder's Statement has been approved by a unanimous resolution passed by all the directors of The Australian Gas Light Company.

Dated 5 May 2006

Signed for and on behalf of The Australian Gas Light Company by:

David Craig
Director

SCHEDULE 1

AGL has made a takeover bid to acquire all of the ordinary shares in Alinta for 0.564 AGL Shares per Alinta Share. The Original Bidder's Statement should be read as though it were amended as follows:

1 Scope of AGL's operations (page 5)

In the box titled Gas Supply Ownership, insert "(10%)" after PNG Upstream Gas Project.

2 The combined assets of AGL and Alinta – a unified national footprint (page 14)

In the box titled Gas Supply Ownership, insert "(10%)" after PNG Upstream Gas Project.

3 The Australian electricity market – in perspective (page 25)

Insert a note to the diagram as follows: "Note: "The National Electricity Market operates on the worlds longest interconnected power system and began operating as a wholesale market for the supply of electricity to retailers and end users in Queensland, New South Wales, ACT, Victoria and South Australia." Tasmania will join shortly. "Operations are currently based in five inter-connected regions that largely follow State boundaries. Up to $7 billion of electricity is traded annually in the National Electricity Market to meet the demand of the almost 8 million end use consumers." (Source: Page 4, NEMMCO, An Introduction to Australia's Electricity Market June 2005)."

4 AGL's Proposal vs the Alinta Proposal (page 31)

(a) Delete the second row of the table, the first column of which reads "Potential conflicts of interest".

(b) Delete the following words under the table "In contrast to AGL's demerger plans, Alinta's Offer includes a potential conflict of interest between AIH and the growth prospects for AGL's infrastructure business".

5 To make various amendments to the Bidder's Statement which arise in relation to the change to the date of the Bidder's Statement

(a) In the "Important Information" section:

  (i) under the heading Key Dates, replace "24 April 2006" with "5 May 2006";

  (ii) under the heading Bidder's Statement:

    (A) replace "24 April 2006" with "5 May 2006"; and

    (B) insert the following as a new paragraph: "This Bidder's Statement is a replacement bidder's statement which replaces the original bidder's statement that was lodged with ASIC on 24 April 2006."; and

  (iii) under the heading Australian Securities and Investments Commission, replace "24 April 2006" with "5 May 2006";

(b) in the Chairman's Letter, replace "24 April 2006" with "5 May 2006";

(c) in section 1.1 on page 38, delete "As at the date of this Bidder's Statement, AGL's market capitalisation is approximately $8.4 billion, ranking it the 27th largest entity on ASX" and replace with "As at 28 April 2006, AGL's market capitalisation was approximately $8.8 billion, ranking it the 28th largest entity on ASX.";

(d) in section 1.3 on page 48, delete "the last trading day before the date of this Bidder's Statement" and replace with "23 April 2006";

(e) in section 1.4(a) on page 52, between the disclosure relating to Mark Johnson and Charles Allen AO, insert the following:

"Paul Anthony
Managing Director and Chief Executive Officer

Mr Anthony is Managing Director and Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer on 10 April 2006 and as AGL's Managing Director on 2 May 2006.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.";

(f) in section 1.4(b) on page 53, delete the disclosure relating to Paul Anthony;

(g) in section 2.3 on page 63, replace "21 April 2006" with "4 May 2006"; and replace "$18.40" with "$18.93";

(h) in section 2.3 on page 63, replace "$19.46" with "$19.70";

(i) in section 2.3 on page 63, replace $16.90" with "$16.80";

(j) in section 3.4(a) on pages 67 and 68, delete "the following entity had notified Alinta that it has a relevant interest in more than 5% of Alinta Shares:" and the associated table and note, and replace with "no entities had a relevant interest in more than 5% of Alinta Shares.";

(k) in section 3.4(c) on page 68, delete "as at the date of this Bidder's Statement" and replace with "as at 24 April 2006" and replace "has" with "had";

(l) in section 3.5 on page 69, delete "at the date of this Bidder's Statement" and replace with "as at 24 April 2006" and replace "has" with "had";

(m) in section 3.7 on page 70, delete "As at the date of this Bidder's Statement" and replace with "As at 24 April 2006" and replace "are" with "were";

(n) in section 8.10 on page 135, add a row to the table between Mr Mark Johnson and Mr Charles Allen AO and insert "Mr Paul Anthony" with "2000" AGL Shares;

(o) in section 11 on page 165, replace "24 April 2006" with "5 May 2006";

(p) Annexure C is to be amended as indicated in Schedule 2; and

(q) Annexure D is to be amended as indicated in Schedule 3.

SCHEDULE 2

Annexure C – ASX announcements in relation to AGL since 30 June 2005

Date	Announcement
03-May-2006	Joint study costs greenhouse gas reductions
02-May-2006	Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Initial Director's Interest Notice
02-May-2006	Commencement of role of CEO
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL infrastructure merger with Alinta
26-Apr-2006	ALN: ALN merges with AGLs infrastructure assets
26-Apr-2006	ALN: Alinta and AGL Agreement
26-Apr-2006	Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	ALN Open Letter to Alinta Shareholders
24-Apr-2006	Bidder's Statement for ALN
24-Apr-2006	AGL offer to Alinta Shareholders
24-Apr-2006	ASX Advice Change of Share Registry
24-Apr-2006	Details of Share Registry address
24-Apr-2006	Takeovers Panel declares unacceptable circumstances
24-Apr-2006	ALN: Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
21-Apr-2006	Change of Director's Interest Notice
20-Apr-2006	ALN Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	ALN Bidder's Statement
13-Apr-2006	OSH: Adjustment of AGL Asset Sale Price
12-Apr-2006	ALN: Alinta Offer to Open
12-Apr-2006	SGL: Production/Sales & Exploration Report – March 2006
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	Letter to Shareholders
7-Apr-2006	Paul Anthony Commences as CEO
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	CUE: SE Gobe-13 Well begins drilling
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Becoming a substantial holder from AIH
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statements (1 of 3)
30-Mar-2006	AGL short listed for water recycling project
29-Mar-2006	ACCC undertakings for Alinta Offer
29-Mar-2006	ACCC undertakings for Alinta Offer
28-Mar-2006	OSH: First Production from SE Mananda
27-Mar-2006	Change in substantial holding from ALN
24-Mar-2006	AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	ALN: Alinta lodges Bidder's Statement
24-Mar-2006	ALN: Lodgement of Bidder's Statement
23-Mar-2006	Chairman's Letter to Shareholders
20-Mar-2006	Letter to Shareholders
20-Mar-2006	Update on Alinta's Bid for AGL
20-Mar-2006	AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share

Date	Announcement
16-Mar-2006	Change of Directors Interest Notice x 6
14-Mar-2006	ALN: Letter to Shareholders re AGL Offer
14-Mar-2006	Federal Court approves request to cancel Demerger Meeting
13-Mar-2006	ALN: Board Rejects AGL Takeover Proposal
13-Mar-2006	ALN: AGL Merger Proposal
13-Mar-2006	AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	ALN: Alinta/AGL Merger Update
10-Mar-2006	Finalises Confidentiality Agreement with Alinta
9-Mar-2006	ALN Letter to Shareholders re AGL
8-Mar-2006	Letter to Shareholders
6-Mar-2006	SGL: 30% Increase in proven & probable reserves
3-Mar-2006	Final Directors Interest Notice
3-Mar-2006	AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
2-Mar-2006	SGL: Amendment to Announcement CGP on track to meet 14.5 PJ
2-Mar-2006	SGL:CGP on track to meet 14.5 PJ per yr AGL Supply Agreement
1-Mar-2006	ALN: Update - AGL
28-Feb-2006	2006 Half Year Financial Results
28-Feb-2006	Half Year Results Media Release
28-Feb-2006	Half Yearly Report/Half Year Accounts
24-Feb-2006	ALN: Progress of Preliminary Arrangements
24-Feb-2006	ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding from ALN
23-Feb-2006	ASX Update
23-Feb-2006	Ceasing to be a substantial holder
22-Feb-2006	ALN: Re Discussions with AGL
22-Feb-2006	Becoming a substantial holder from ALN
22-Feb-2006	Media Release: ASX Statement
22-Feb-2006	ALN: Reaches 19.9% Stake in AGL
21-Feb-2006	Statement re: Alinta Ltd
21-Feb-2006	ALN: Increases Stake in AGL to 12.9%
21-Feb-2006	ALN: Acq 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	ASX Statement
20-Feb-2006	Change in substantial holding
17-Feb-2006	AGL achieves financial close on PNG equity
17-Feb-2006	OSH: Completion of asset sale to AGL
16-Feb-2006	MFI: Moomba-Sydney Ethane Pipeline
13-Feb-2006	Scheme Booklet Analyst Presentation
13-Feb-2006	Scheme Booklet Attachments
13-Feb-2006	Scheme Booklet Detailed Information
13-Feb-2006	Scheme Booklet Overview
13-Feb-2006	AGL release demerger Scheme Booklet
9-Feb-2006	First PNG Gas Sales to NRG Flinders
3-Feb-2006	Demerger Proposal Update
2-Feb-2006	ALN: Market Speculation on Alinta's Interest in AGL
31-Jan-2006	To build Australia's largest wind farm
23-Jan-2006	Becoming a substantial holder
20-Jan-2006	CEO & Board Appointments for demerged companies
16-Jan-2006	Open Briefing AGL MD on Upstream PNG Deal
16-Jan-2006	Concludes $5 billion PNG Gas deals
16-Jan-2006	OSH: Early completion of AGL Transaction
29-Dec-2005	SG & AGL JV Convertible Notes Financing Arrangements
21-Dec-2005	Amends Gas Portfolio Arrangements
13-Dec-2005	Southern Hydro Investor Tour - Presentation
5-Dec-2005	MD Conference Presentation 5 December 2005
30-Nov-2005	Completes Southern Hydro acquisition

Date	Announcement
22-Nov-2005	Change of Directors Interest Notice x 6
15-Nov-2005	Completes Sydney Gas Joint Venture
15-Nov-2005	Media Release: AGL Plans NSW gas power site
15-Nov-2005	SGL: Completion of JV Arrangement with AGL
15-Nov-2005	UBS presentation AGL MD
14-Nov-2005	Loy Yang Power secures refinancing
7-Nov-2005	Change of Directors Interest Notice
2-Nov-2005	SGL: AGL Loan Facility
2-Nov-2005	SGL: Early Repayment of Chimaera Capital CUB Facility
31-Oct-2005	Final Share Buy-Back Notice
31-Oct-2005	Investor Presentation AGL demerger
31-Oct-2005	Chairman's Letter to Shareholders
31-Oct-2005	Open Briefing AGL MD on Southern Hydro Acquisition
31-Oct-2005	Open Briefing AGL Chairman on Demerger
31-Oct-2005	AGL acquires Southern Hydro
31-Oct-2005	AGL Demerger
27-Oct-2005	New gas power station for Townsville
21-Oct-2005	Final Directors Interest Notice
19-Oct-2005	Improved ESC decision on Victorian network
18-Oct-2005	AGL Second Sustainability Report 2005
18-Oct-2005	AGM Resolutions 2005
18-Oct-2005	AGL AGM Managing Director Presentation 2005
18-Oct-2005	2005 AGM Chairman's Address
14-Oct-2005	Daily Share Buy-Back Notice
13-Oct-2005	Daily Share Buy-Back Notice
12-Oct-2005	Daily Share Buy-Back Notice
11-Oct-2005	Daily Share Buy-Back Notice
7-Oct-2005	Ceasing to be a substantial holder
7-Oct-2005	Daily Share Buy-Back Notice
6-Oct-2005	OSH: Olympic Dam contract lapses - 6 October 2005
6-Oct-2005	Daily Share Buy-Back Notice
29-Sep-2005	Daily Share Buy-Back Notice
28-Sep-2005	Daily Share Buy-Back Notice
27-Sep-2005	Daily Share Buy-Back Notice
26-Sep-2005	Daily Share Buy-Back Notice
23-Sep-2005	Change of Directors Interest Notice x 8
23-Sep-2005	Daily Share Buy-Back Notice
22-Sep-2005	Daily Share Buy-Back Notice
21-Sep-2005	Daily Share Buy-Back Notice
20-Sep-2005	Daily Share Buy-Back Notice
19-Sep-2005	Daily Share Buy-Back Notice
16-Sep-2005	Daily Share Buy-Back Notice
15-Sep-2005	Daily Share Buy-Back Notice
14-Sep-2005	Share Registry Change of Address
14-Sep-2005	Change of Registered Address
14-Sep-2005	Proxy Form
14-Sep-2005	Notice of Annual General Meeting
14-Sep-2005	Full Financial Report 2005
14-Sep-2005	Concise Annual Report 2005
14-Sep-2005	Open Briefing AGL MD on SGL Transaction
14-Sep-2005	Form Joint Venture with Sydney Gas
14-Sep-2005	SGL: SGL & AGL form JV to develop Coal Seam Gas in NSW
25-Aug-2005	Full Year Financial Results Presentation
25-Aug-2005	12 months to 30 June 2005 Highlights
25-Aug-2005	Open Briefing AGL MD on FY05 Results
25-Aug-2005	Preliminary Final Report
22-Aug-2005	Notification of Annual General Meeting

Date	Announcement
17-Aug-2005	Appendix 3B
11-Aug-2005	AGL and Symex Agreement
11-Aug-2005	SYM: Energy agreement with AGL
3-Aug-2005	Ceasing to be a substantial holder
3-Aug-2005	Change in substantial holding
5-Jul-2005	Becoming a substantial holder for GAS
5-Jul-2005	Presentation - PNG Gas Agreements
5-Jul-2005	Open Briefing AGL MD on Northern Gas
5-Jul-2005	PNG Gas Equity Agreement
5-Jul-2005	OSH: New Gas Customer & Proposed Equity Sale to AGL
5-Jul-2005	Commits to PNG Gas
4-Jul-2005	Appendix 3B: New Issue Announcement

SCHEDULE 3

Annexure D – ASX announcements in relation to Alinta since 30 June 2005

Date	Announcement
04-May-2006	Appendix 3B
04-May-2006	Appendix 3B
03-May-2006	Results of AGM
03-May-2006	AGM – Chairman's address & CEO's presentation
02-May-2006	AGL: Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Ceasing to be a substantial holder
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	T/O Panel: Alinta Limited 01R-Panel Receives Application
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL: AGL infrastructure merger with Alinta
26-Apr-2006	ALN merges with AGLs infrastructure assets
26-Apr-2006	Alinta and AGL Agreement
26-Apr-2006	AGL: Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	Open Letter to Alinta Shareholders
24-Apr-2006	AGL Bidder's Statement
24-Apr-2006	AGL: AGL offer to Alinta Shareholders
24-Apr-2006	AGL: ASX Advice Change of Share Registry
24-Apr-2006	AGL: Takeovers Panel declares unacceptable circumstances
24-Apr-2006	Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL: AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
20-Apr-2006	Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	Bidder's Statement for AGL
18-Apr-2006	Adjustment to minimum conversion number for RePS
12-Apr-2006	Alinta Offer to Open
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	AGL: Letter to Shareholders
7-Apr-2006	Appendix 3B
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	Change of Directors Interest Notice x 4
4-Apr-2006	Change of Directors Interest Notice x 6
4-Apr-2006	Appendix 3B
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Appendix 3B
31-Mar-2006	Appendix 3B
31-Mar-2006	Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (1 of 3)
30-Mar-2006	Appendix 3B
30-Mar-2006	Appendix 3B
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	Concise Annual Report/F/Y Financial Report/Notice of AGM
27-Mar-2006	Replacement Page 8 – Bidder's Statement
27-Mar-2006	Change in substantial holding for AGL
24-Mar-2006	AGL: AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	Alinta lodges Bidder's Statement
24-Mar-2006	Lodgement of Bidder's Statement

Date	Announcement
23-Mar-2006	Appendix 3B
20-Mar-2006	AGL: Update on Alinta's Bid for AGL
20-Mar-2006	AGL: AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
17-Mar-2006	Alinta DRP Price
14-Mar-2006	Letter to Shareholders re AGL Offer
13-Mar-2006	Board Rejects AGL Takeover Proposal
13-Mar-2006	AGL Merger Proposal
13-Mar-2006	AGL: AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	Alinta/AGL Merger Update
10-Mar-2006	AGL: Finalises Confidentiality Agreement with Alinta
9-Mar-2006	Letter to Shareholders re AGL
8-Mar-2006	Appendix 3B - Conversion of Options
7-Mar-2006	Appendix 3B
7-Mar-2006	Change of Directors Interest Notice x 6
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	AGL: AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
1-Mar-2006	News Release: Update - AGL
28-Feb-2006	Appendix 3B
28-Feb-2006	Appendix 3B
24-Feb-2006	Progress of Preliminary Arrangements
24-Feb-2006	AGL: ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding for AGL
23-Feb-2006	AGL: ASX Update
23-Feb-2006	Presentations to Analysts
23-Feb-2006	Preliminary Final Report/Full Year Accounts
22-Feb-2006	Discussions with AGL
22-Feb-2006	Becoming a substantial holder for AGL
22-Feb-2006	AGL Media Release: ASX Statement
22-Feb-2006	Reaches 19.9% Stake in AGL
21-Feb-2006	AGL - Statement re: Alinta Ltd
21-Feb-2006	Increases Stake in AGL to 12.9%
21-Feb-2006	Acquires 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	AGL: ASX Statement
20-Feb-2006	Trading Halt
20-Feb-2006	DBP Expansion
6-Feb-2006	Change of Directors Interest Notice
3-Feb-2006	Change of Directors Interest Notice x 5
3-Feb-2006	AGL: Demerger Proposal Update
2-Feb-2006	Market Speculation on Alinta's Interest in AGL
31-Jan-2006	Appendix 3B
23-Jan-2006	Ceasing to be a substantial holder
6-Jan-2006	Change of Directors Interest Notice x 5
4-Jan-2006	Becoming a substantial holder
3-Jan-2006	Appendix 3B
22-Dec-2005	Appendix 3B
20-Dec-2005	SLD: Licence Agreement & Contracting Investment
19-Dec-2005	Open Briefing Alinta Earnings & General Update
9-Dec-2005	Change of Chairman of the Board
6-Dec-2005	Change of Directors Interest Notice x 5
5-Dec-2005	Ceasing to be a substantial holder
2-Dec-2005	Appendix 3B
1-Dec-2005	Appendix 3B: Issue of Options
29-Nov-2005	Becoming a substantial holder

Date	Announcement
25-Nov-2005	Ceasing to be a substantial holder
24-Nov-2005	DUE: Dampier to Bunbury Natural Gas Pipeline
24-Nov-2005	DBP Announcement to Stage 5 Expansion
17-Nov-2005	Awarding of $110m contract for gas turbines
14-Nov-2005	Presentation to UBS Utilities Conference
8-Nov-2005	Change of Directors Interest Notice x 5
2-Nov-2005	Appendix 3B - Conversion of Reset Preference Shares
31-Oct-2005	Retirement and Appointment of Company Secretary
10-Oct-2005	Change in substantial holding
7-Oct-2005	Appendix 3B
5-Oct-2005	Becoming a substantial holder for AIH
4-Oct-2005	Change of Directors Interest Notice x 5
4-Oct-2005	Change of Directors Interest Notice x 5
3-Oct-2005	Appendix 3B
30-Sep-2005	Appendix 3B
30-Sep-2005	Open Briefing: Alinta CEO on Earnings & AIH Update
30-Sep-2005	Half Year Report to Shareholders
28-Sep-2005	Appendix 3B - Issue of Shares on Conversion of Options
27-Sep-2005	Appendix 3B
27-Sep-2005	Change of Directors Interest Notice
20-Sep-2005	Appendix 3B
19-Sep-2005	AIH Offer to Close Early
16-Sep-2005	Appendix 3B
14-Sep-2005	News Release: DRP Price
14-Sep-2005	Appendix 3B - Conversion of Options
14-Sep-2005	AOE: Media Release re Daandine Power Generation Project
14-Sep-2005	AOE: Daandine Power Generation Agreement
12-Sep-2005	Alinta go-ahead for Wagerup Stage 1 Cogeneration Project
12-Sep-2005	Appendices 3B & 3Y - Issue of Shares on Conversion of Options
9-Sep-2005	Appendix 3B
8-Sep-2005	Appendix 3B - Conversion of Options
2-Sep-2005	Appendix 3B
2-Sep-2005	Change of Directors Interest Notice
1-Sep-2005	Change of Directors Interest Notice x 5
1-Sep-2005	Appendix 3B
1-Sep-2005	Letter to Shareholders - Alinta Infrastructure Holdings
30-Aug-2005	Appendix 3B
29-Aug-2005	AIH Offer Document Lodged with ASIC
26-Aug-2005	AIH Priced at Top of Range
25-Aug-2005	Appendix 3B
17-Aug-2005	Half Year Result Presentation
17-Aug-2005	Half Yearly Report & Accounts
17-Aug-2005	IPO of Alinta Infrastructure Holdings
10-Aug-2005	Final Approval of AlintaGas Networks Access Arrangement
5-Aug-2005	Evaluation of ownership structure of former Duke assets
4-Aug-2005	Change of Directors Interest Notice x 5
29-Jul-2005	Appendix 3B - Conversion of RePS
29-Jul-2005	Appendix 3B
25-Jul-2005	Appendix 3B
18-Jul-2005	Appointment of Non-Executive Director/Initial Directors Interest Notice
12-Jul-2005	Final Decision on AGN Distribution System
6-Jul-2005	Change of Directors Interest Notice x 5
1-Jul-2005	Wesfarmers LPG & Cogeneration Unit 1 Update


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 18:17:12

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Replacement Bidders Statement clean

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Bidder's Statement

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405

offers to acquire all of your fully paid ordinary shares in

ALINTA LIMITED
ABN 40 087 857 001

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

KEY DATES

Bidder's Statement lodged with ASIC and ASX	5 May 2006
Offer opens	[ ] 2006
Date of Offer conditions notice*	[ ] 2006
Offer closes (unless extended)*	[ ] 2006

* This date is indicative only and may be changed as permitted by the Corporations Act.

HOW DO I ACCEPT THE OFFER?
You may only accept the Offer for all of Your Alinta Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Alinta Shares (Securityholder Reference Number beginning with "I")
To accept the Offer, complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Alinta Shares (Holder Identification Number beginning with "X")
To accept the Offer, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

AGL OFFER INFORMATION LINE
If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT INFORMATION AND NOTICES

(a) Bidder's Statement

This Bidder's Statement is given by The Australian Gas Light Company ABN 95 052 167 405 to Alinta Limited ABN 40 087 857 001 under Part 6.5 of the Corporations Act and relates to the Offer. This Bidder's Statement is dated 5 May 2006 and includes in Section 9 an Offer dated [ ] April 2006 to acquire all Your Alinta Shares.

This Bidder's Statement is a replacement bidder's statement which replaces the original bidder's statement that was lodged with ASIC on 24 April 2006.

(b) Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with ASIC on 5 May 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

(c) Offers outside Australia

If you are a Foreign Alinta Shareholder, you should note that the consideration under the Offer is securities of AGL, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in other countries. The financial statements included in this Bidder's Statement have been prepared in accordance with AIFRS. These may not be directly comparable to financial statements in other countries. If you are a Foreign Alinta Shareholder, you should be aware that AGL may purchase Alinta Shares otherwise

than pursuant to the Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares on acceptance of the Offer. If you accept the Offer and are a Foreign Alinta Shareholder, you will receive the net cash proceeds of a nominee sale of the AGL Shares to which you would otherwise be entitled as described in Section 8.6.

This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

(d) Important notice to US shareholders

The Offer is made for the shares of an Australian registered company. It is important that US shareholders understand that the Offer is subject to disclosure requirements in Australia that are quite different from those in the US. Financial statements included in the Bidder's Statement have been prepared in accordance with AIFRS, which may not be comparable to generally accepted accounting standards in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside of the US and some or all of its officers and directors are located outside of the US. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to the judgment of a US court.

You should be aware that AGL may purchase Alinta Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Bidder's Statement will be furnished to the US Securities and Exchange Commission but will not be reviewed by it. This Bidder's Statement will not be filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offense in the US.

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933 (**Securities Act**), as amended, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act.

(e) Disclosure regarding forward looking statements

The Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the industries in which AGL and Alinta operate (including those risks described in Section 6) as well as matters such as general economic conditions, many of which are outside the control of AGL and its directors. These factors may cause the actual results, performance or achievements of AGL, Alinta or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of AGL and Alinta is not a guarantee of future performance.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist you in assessing the Offer. The forecast financial information and other forward looking statements are based on information available to AGL at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 5.

(f) Pro forma financial information

The financial material included in Sections 5 has been prepared from historical information. AGL is an entity to which ASIC Class Order CO 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Bidder's Statement, amounts presented may have been rounded differently to previously published data. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

(g) Investment decisions

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You should therefore seek your own financial and taxation advice before deciding whether or not to accept the Offer.

(h) Implied value

As you are being offered AGL Shares as consideration for Your Alinta Shares, the implied value to you of the Offer may vary with the market price of AGL Shares. In addition, all references to the implied value of the Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to Sections 6.2 and 6.6(b).

(i) Defined terms and interpretation

Unless otherwise noted, capitalised terms and certain abbreviations used in this Bidder's Statement are defined in the Glossary in Section 10. That Section also sets out certain rules of interpretation which apply to this Bidder's Statement.

Capitalised terms used in Section 7 (Taxation Implications) are defined in Section 7. Capitalised terms used in Annexures A, B and E to G which are not defined in Section 10 are defined in those Annexures.

Contents



Dear Alinta Shareholder

AGL invites Alinta Shareholders to join us in future growth and success

AGL is seeking to merge with Alinta to deliver increased value to both Alinta and AGL shareholders. You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

Consistent with AGL's long term plans for growth, AGL proposes once AGL and Alinta have merged, to then demerge into two separate and more valuable companies – one focussed on the energy business and the other focussed on the infrastructure business.

This statement provides information regarding AGL's Offer to Alinta Shareholders. **To ACCEPT AGL's Offer, follow the instructions on the enclosed acceptance form.**

Join Australia's largest energy and infrastructure company

AGL has a long term view about energy supplies because energy underpins the whole Australian economy. We have played and continue to play an important role in meeting the energy needs of Australians.

We have a long heritage over 168 years of delivering sustained and continued growth for AGL and its shareholders. This growth and strong performance has been the result of carefully considered plans and sound and trustworthy management. We have also learnt many valuable lessons about how to run Australia's largest energy business.

AGL is now Australia's leading energy and infrastructure company with around 2.8 million customer accounts and a significant portfolio of development projects. Alinta Shareholders are invited to share in this future.

Key reasons to ACCEPT AGL's Offer:

1 **Size and Scale -** you will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

2 **Upside Growth –** you will share in AGL's exciting growth prospects, driven by its high quality development projects.

3 **Enhanced Shareholder Value** – you will benefit from pro forma forecast dividends per share of at least 88.7 cents for 2007 and strong forecast growth in AGL's business.

4 **Savings and synergies** – you will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta.

5 **Combined Management Expertise** – you will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

6 **Focussed business model** – if the proposed demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure.

Next Steps

The AGL Board believes that AGL has the history, the resources, the scale, the retail customer experience, the regulatory experience and the management skills to deliver growth. We also believe that a true merger between AGL and Alinta is the best way to continue, over time, to create shareholder value.

To be part of this future you need to ACCEPT AGL's Offer.

Yours sincerely

Mark Johnson

Mark Johnson
Chairman
5 May 2006

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

OVERVIEW

Who is AGL?

What is AGL's Proposal?

Key Reasons to Accept AGL's Offer

Frequently Asked Questions

Who is AGL?

AGL was established in 1837 as a privately owned New South Wales gas utility and is Australia's largest energy and infrastructure company

Size of AGL's operations

AGL is Australia's largest energy and infrastructure company. It has Australia's largest retail customer base with around 2.8 million electricity and gas customer accounts. In addition, AGL has an extensive portfolio of electricity, gas supply and infrastructure assets.



Alinta
$2.9 billion
$8.4 billion
2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
Alinta

Note: Market capitalisation as at 21 April 2006. Source: AGL and Alinta Annual Reports 2005

AGL has the largest market capitalisation and largest customer base of any Australian energy and infrastructure business

Scope of AGL's operations

- AGL's business involves:
- supplying gas and electricity to customers;
- owning and investing in power generation plants, gas supplies, and electricity and natural gas distribution networks;
- providing a wide range of energy products and services; and
- performing asset construction and management services.

Scope of AGL's operations



AGL
AGL Retail (NSW, Vic, SA, Qld)
- 1.5m electricity customers
- 1.3m gas customers
Gas Supply Ownership
PNG Upstream Gas Project (10%)
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
APT (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

AGL's operations extend throughout Australia and internationally (including PNG and Chile)

Agility, AGL's asset management and services company has substantial operations in each state including WA.

Today, AGL is Australia's largest listed energy and infrastructure business

What is AGL's Proposal?

- AGL is offering you 0.564 AGL Shares for each Alinta Share that you own. This is on the **same financial terms** as Alinta's Offer for AGL. By accepting AGL's Offer you will have access to:
  - AGL's scale and diversity of operations;
  - AGL's strong future growth and development projects;
  - AGL's comprehensive cost savings programs; and
  - AGL's proven knowledge of operating an energy business in the eastern Australian market.
- After the merger with Alinta, AGL is proposing to implement a demerger to create:
  - AGL/Alinta Energy: Australia's largest energy business to be run by Paul Anthony (CEO); and
  - AGL/Alinta Infrastructure: Australia's largest energy infrastructure business in which an invitation is to be extended to Robert Browning to be CEO, Alinta's current CEO.



Step 1: Merger with Alinta
Step 2: Post-Bid Demerger into AGL/Alinta Energy and AGL/Alinta Infrastructure
AGL
$8.4 billion
+
Alinta
$2.9 billion
=
AGL
Alinta
$11.3 billion
/Alinta
Energy
/Alinta
Infrastructure

Note: Market capitalisations at 21 April 2006. Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.

- The separate AGL/Alinta Energy and AGL/Alinta Infrastructure companies will:
  - utilise both AGL's and Alinta's management and board expertise in their relevant areas;
  - be focussed and tailored to the growth, development and financial needs of the separate energy and infrastructure businesses that will enable each company to maximise shareholder value; and
  - give you an opportunity to make separate decisions on your ownership in each of the businesses:
    - AGL/Alinta Energy -> designed to deliver sustainable growth; and
    - AGL/Alinta Infrastructure -> designed to deliver stable cash flow yield.

Key reasons to accept AGL's Offer:

Size and Scale	
	You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business and a company with a truly national footprint
Upside Growth	
	You will share in AGL's exciting growth prospects, driven by its high quality development projects
Enhanced Shareholder Value	
	You will benefit from: • forecast dividends per share of at least 88.7 cents for 2007; and • strong forecast growth in AGL's business
Savings and Synergies	
	You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta
Combined Management Expertise	
	You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management: • AGL's proven national energy market team; and • the best of AGL's and Alinta's infrastructure teams
Focussed Business Model	
	If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

AGL's Offer has been structured efficiently so that:

- you should receive Australian capital gains tax rollover relief if you accept AGL's Offer; and
- you will not incur any brokerage costs in accepting AGL's Offer (unless you are a Foreign Alinta Shareholder).

Overview of AGL's Offer	
Offer	AGL's Offer is for all of Your Alinta Shares. AGL's Offer is 0.564 AGL Shares for each of Your Alinta Shares.
Closing Date	AGL's Offer is scheduled to close at 5:00pm (Perth time)/7:00pm (Sydney time) on [ ] 2006, unless extended by AGL as permitted by the Corporations Act.

When you will receive AGL Shares	If you accept AGL's Offer, you will receive AGL Shares on the earlier of:
	- 21 days after the end of the Offer Period; or
	- one month after the day that:
	    - you have validly accepted AGL's Offer; and
	    - AGL's Offer has become unconditional.
	If you accept AGL's Offer and are a Foreign Alinta Shareholder, you will not receive AGL Shares; rather, the AGL Shares which you would otherwise receive will be sold by a nominee on ASX within 30 days after the end of the Offer Period and the proceeds of sale (less brokerage and other sale expenses) will be paid to you in cash.

Brokerage	You will not pay brokerage if you accept AGL's Offer (unless you are a Foreign Alinta Shareholder, in which case the proceeds you will receive will be net of sale costs including brokerage).
Conditions	AGL's Offer is subject to the Defeating Conditions which are set out in full in Section 9.8(a). These Defeating Conditions include requirements that: – at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares; – before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC to intervene or seek to prevent AGL's acquisition of Alinta Shares; – before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede AGL's Offer; – no materially adverse changes occur to Alinta's financial position between 13 March 2006 and the end of the Offer Period; – Alinta does not enter into a material transaction between 13 March 2006 and the end of the Offer Period; and – the S&P/ASX 200 Index does not fall below 4,500 on any trading day. AGL may choose to waive these Defeating Conditions. If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, then AGL's Offer will lapse.
How do I accept AGL's Offer?	See the inside front cover of this Bidder's Statement, as well as the information on the enclosed Acceptance Form.

Overview of AGL's Offer	
Further information	If you have any questions in relation to AGL's Offer or how to accept AGL's Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8.30am and 5.30pm (Sydney time). Please note, as required by the Corporations Act, calls to these numbers will be recorded.

Size and Scale



You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business - a company with a truly national footprint

This section outlines the scale and diversity of AGL's existing operations. The merger of AGL and Alinta will further expand AGL's existing asset base and expand its national portfolio of energy and infrastructure assets.

ACCEPT AGL's Offer to JOIN AGL, Australia's largest energy and infrastructure company.

Join Australia's largest energy and infrastructure company

Under AGL's Offer, Alinta Shareholders will receive shares in AGL, Australia's largest energy and infrastructure company which is almost three times the size of Alinta in terms of market capitalisation.

AGL's Offer will create a Merged Group with a market capitalisation of A$11.3 billion as at 21 April 2006[1].

Indicative size of the Merged Group (by market capitalisation)


AGL
+
Alinta
=
AGL
Alinta
$8.4 billion
$2.9 billion
$11.3 billion

[1] *Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.*

Did you know that AGL is Australia's largest retail energy business, serving around 2.8 million gas and electricity customer accounts?

AGL's existing asset portfolio comprises Australia's largest retail energy business, direct gas and extensive generation ownership, and significant infrastructure assets throughout Australia.

The merger of AGL and Alinta will further expand AGL's national footprint and provide shareholders with greater asset diversity and businesses with the scale and market position for future growth.

Accept AGL's Offer to GAIN an interest in AGL's diversified and comprehensive asset portfolio and RETAIN an interest in Alinta's asset portfolio

The combined assets of AGL and Alinta – a unified national footprint



Alinta
AGL
Gas Distribution Pipelines
Dampier to Bunbury Natural Gas Pipeline (20%)
Infrastructure Investments
AIH (20%)
AlintaGas Networks (74%)
Multinet (20.1%)
UED (34%)
Electricity Generation
Pinjarra Cogeneration (WA) - 280MW
Asset Management
ANS and APS
Alinta Retail (WA)
- 540,000 gas customers
- 1,000 electricity customers
AGL Retail (NSW, Vic, SA, Qld)
- 1.5m electricity customers
- 1.3m gas customers
Gas Supply Ownership
PNG Upstream Gas Project (10%)
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
APT (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites

AGL will make major contributions to the Merged Group



Customer numbers
Alinta
16%
AGL
84%
2.8 million
Electricity generation capacity (equity share)
Alinta
17%
AGL
83%
1,782MW
Transmission and distribution Networks (equity share)
Alinta
28%
15,655km
AGL
72%
40,335km
Gas supply ownership
Alinta
0%
AGL
100%

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites
Note: The respective equity share of AGL's and Alinta's interest in investments (e.g. APT, UED, Multinet, DBNGP) have been reflected in the asset contributions.

AGL is committed to the important Western Australian market, and will seek to maintain and strengthen Alinta's customer and other shareholder relationships. Following the merger, AGL intends to retain the Alinta brand name in the Western Australian retail market.

Alinta Shareholders can be assured that AGL and Alinta will endeavour to provide a level of service to Western Australian retail customers that is equal to or better than current service standards



You will share in AGL's exciting growth prospects, driven by its high quality development projects

This section outlines AGL's history of developing assets, as well as its extensive development projects that are planned for the future.

ACCEPT AGL's Offer to **SHARE** in AGL's exciting development projects and retain exposure to Alinta's planned projects.

AGL's growth strategy

AGL has reached its market position by pursuing internal growth, as well as strategic acquisitions, to deliver attractive and sustainable returns for shareholders.

A) Development projects

AGL has a strong history of successfully developing assets and new business ideas which have consolidated AGL's position as the largest energy and infrastructure business in Australia

AGL's recent history of energy developments


1970
to
2006
1971
Design and initial development of Moomba-Sydney Pipeline (1,309km)
1980-1995
Construction of Canberra's natural gas distribution network leading to formation of ActewAGL in 2000
1981-1998
Construction of pipeline laterals to NSW regional centres (887km) which were sold into APT in 2000
1986-1987
Construction of Alice Spring to Darwin Pipeline and laterals (1,681km)
1998
Construction and 70% interest in Qld of the Ballera to Mt Isa pipeline (944km)
1998
Construction and ownership of NSW-Vic interconnect pipeline (88km)
1999-2006
Development and construction of landfill and biogas fuelled generation and cogeneration projects in NSW, Vic, SA and WA totalling 23MW
2000
Formation of Agility
2000
Cornerstone investor in the IPO of APT as owner of transmission pipelines
2002-2003
Development of gas fired stations: Hallett (180MW) in SA and Somerton (150MW) in Vic
2005-2006
FEED process for the proposed PNG Australian Pipeline

Through Agility, AGL has a national footprint with substantial operations in each state including WA

At 31 December 2005, Agility had over $100m of third party work in addition to its work with AGL and related parties

AGL's Offer provides Alinta Shareholders the opportunity to participate in AGL's exciting future.

By ACCEPTING AGL's Offer, you will gain exposure to AGL's exciting development projects, which have been carefully planned to provide growth into the next decade

AGL's current development projects

2007 | 2008 | 2009 | 2010 | 2011

Identified growth

- Growth in Victoria, New South Wales and South Australian gas and electricity retail customer bases
- Growth in Victoria and New South Wales gas and electricity distribution networks
- Growth in Agility electricity, gas and water asset management and services

In progress

- Hallett wind power generator 95MW (SA) (1megawatt is enough electricity to power 780 average homes)
- Sydney coal seam methane gas project
- Proposed PNG Australian Pipeline Project – the largest pipeline project in Australia

In development

- Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
- Hallett gas power generator expansion 250MW (SA)
- Townsville gas power generator 370MW (Qld)
- PNG Upstream Gas Project
- *Bluff 45MW (SA) wind power generator*

Planning stage

- Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
- Leafs Gully Stage 1 300MW (NSW) and Stage 2 500MW (NSW) power generators
- Sydney water recycling project

40% projected growth in AGL's assets over the next 4 years

Note: Projects described as "In progress" have either commenced construction or been scheduled to commence construction, or in respect of which AGL has committed significant resources to its development.
Projects "in development" have been granted a number of the required approvals, but have not yet been scheduled for construction. The financial viability of these projects continues to be assessed.
Projects in the "planning stage" are currently being assessed for shareholder value. For more detailed information on the status of AGL's development projects, see Section 1.5(iv).

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

The proposed PNG Australian Pipeline and the PNG Upstream Gas projects provide an opportunity to deliver a new and substantial source of natural gas to Australia into the future

B) Strategic energy business acquisitions

As well as AGL's development projects and internal growth, AGL has actively participated in industry consolidation having acquired and successfully integrated several significant energy businesses into its portfolio over the last decade or so.

Energy business acquisitions by AGL



1995 to 2006
1995 Initial acquisition of 50% stake in Solaris electricity retail and distribution business (Vic) remaining 50% acquired in 1999
1998 Acquisition of Gas Valpo (Chile)
2000 Acquisition of ETSA electricity retail business (SA)
2000 Formation of ActewAGL
2002 Acquisition of Pulse gas and electricity retail business (Vic)
2004 Acquisition of 32.5% interest in Loy Yang A power station and coal mine (Vic)
2005 Acquisition of 50% interest in Sydney coal seam methane Project
2005 Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006 Investment in PNG Upstream Gas Project (10%)
PNG Upstream Gas Project 2006 (10% ownership)
Sydney CSM Project 2005 (50% ownership)
ETSA - 2000
ActewAGL - 2000¹
Pulse - 2002
Solaris - 1995¹
Loy Yang A - 2004 (32.5% ownership)
Southern Hydro - 2005
Legend:
Upstream
Retail
Generation

It is expected that the Merged Group will be well positioned to participate in any further deregulation and privatisation of energy and infrastructure businesses currently owned by government.

AGL's strategy of securing energy supplies

AGL's planned development projects would not only provide shareholders with growth prospects, but also aim to secure the future energy to supply to retail customers.

AGL's strategy to secure energy supply



Generation
Electricity
Generation capacity:
- Brown coal
- Hydro
- Gas
Upstream ownership
Gas
Direct ownership interests in gas supply:
- PNS Upstream Gas Project (50%)
- Sydney CSM (50%)
- HC Extractions (100%)
AGL
AGL's energy portfolio and risk management
Retail
Electricity
Customers:
- 1.5 million accounts
Electricity sales 2005:
- 22,279GWh
Retail
Gas
Customers:
- 1.3 million accounts
Natural gas sales 2005:
- 173PJ

Continued access to Alinta's development projects

You will continue to retain an interest in Alinta's planned development projects which are primarily in WA, including:

- the proposed generation units to be constructed in conjunction with Alcoa;
- stages 4 and 5 expansion of the Dampier to Bunbury Natural Gas Pipeline.

By ACCEPTING AGL's Offer you will GAIN exposure to AGL's development projects

Enhanced Shareholder Value

You will benefit from:


3

- forecast dividends per share of at least 88.7 cents for 2007[1]; and
- the strong forecast growth in AGL's business.

This section explains that AGL's Offer has forecast dividends for 2007 of at least 88.7 cents per share[1].

By ACCEPTING AGL's Offer, you will GAIN from these dividend payments and the strong forecast in growth of AGL's business.

Under AGL's Offer, you will receive 0.564 AGL Shares for each Alinta Share that you own.

Dividends per share in 2007[1]

Under AGL's Offer, it is forecast that you will receive dividends per share in 2007 of at least that which you would have received under Alinta's Offer for AGL (if successful).

2007 Dividends per share[1]


100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
cents per share
88.7
88.7
Alinta Offer for AGL
AGL Offer for Alinta

AGL's dividend forecast is for year ending 30 June 2007. Alinta's dividend forecast is for year ending 31 December 2007. AGL's forecast dividend would be payable approximately 6 months earlier.

Source: For Alinta's Offer, Alinta's Bidder's Statement (Section 5). For AGL's Offer, Section 5.5 of this Bidder's Statement.

1. Subject to the assumptions set out in Section 5.

AGL has forecast strong underlying business growth

Earnings before interest, tax, depreciation and amortisation (EBITDA) is an indicative measure of a company's cash flow, which can be used to fund further growth and the payment of dividends.

Benefit of AGL's higher growth forecasts in EBITDA (2006 to 2007)



Growth of 24.4%
1,400
1,200
1,000
800
600
400
200
0
EBITDA ($m)
$1,198
$963
Growth of 10.6%
$254
$281
2006
2007
2006
2007
Alinta
AGL

AGL has a higher forecast than Alinta for growth in EBITDA on a stand alone basis over the years 2006 to 2007. By ACCEPTING AGL's Offer, you will benefit from AGL's strong underlying business growth

Source: For Alinta, Alinta's Bidder's Statement (Section 5). For AGL, this Bidder's Statement in Section 5.5.

Note:

- Alinta, stand alone forecasts are based on a 31 December year end
- AGL's stand alone forecast is on a 30 June year end

Savings and Synergies



You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

This section explains the cost savings programs that AGL has for its business, and the synergies expected from the merger of AGL and Alinta.

ACCEPT AGL's Offer to SHARE in the benefits of AGL's cost savings and the synergies created by merging AGL and Alinta.

AGL's cost saving programs will be a key driver of future profit growth

Forecast profit growth will be further driven by cost savings initiatives which have already been identified by AGL.

AGL has in place comprehensive projects to drive costs down, such as rationalising energy billing systems and processes. AGL has projected total cost savings of $75 - $90 million per year to be achieved within the next three to five years.

AGL's forecast annual cost savings


Energy
$50-$60 million[1]
$20 million per annum from 2008 onwards and without capital spend
IT systems development savings of $30 to $40 million per annum from 2008 onwards[2]
Infrastructure
$15-$20 million[3]
$15 to $20 million per annum forecast by 2009 from productivity improvements, property and site rationalisation and labour reductions
Corporate
AGL
$10 million[4]
$10 million from 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated

Notes:

1. These costs savings were identified by AGL.
2. The IT savings require an initial outlay of $80-$100 million.
3. These cost savings were identified by Agility Management.
4. These cost savings of corporate overheads were determined by AGL as part of the Original AGL Demerger.

You will benefit from the synergies expected from merging AGL and Alinta

You will receive the benefit of synergies from merging AGL and Alinta. These are expected to primarily come from AGL/Alinta Infrastructure, with some corporate synergies.

AGL's forecast annual synergies


Infrastructure
$25-$30 million
$25 to $30 million per annum is forecast to be saved in AGL/Alinta Infrastructure
Corporate
AGL
/Alinta
$15 million
$15 million of corporate costs are forecast to be saved

By ACCEPTING AGL's Offer you will SHARE in the benefits of AGL's cost savings and the synergies from merging AGL and Alinta

Combined Management Expertise



You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

This section outlines the proven experience of AGL's board and management in operating an energy business in the National Electricity Market.

ACCEPT AGL's Offer to GAIN the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

Did you know that AGL has had over 150 years of experience in the Australian energy industry and has operated in the National Electricity Market since its foundation in 1998?

Managing a retail business in the National Electricity Market

The National Electricity Market is an electricity market linking the eastern Australian regions, through which AGL currently supplies electricity to around 1.5 million customer accounts. Western Australia is not connected to the National Electricity Market.

The Australian electricity market - in perspective


Western Australian market
National Electricity Market
Alinta
AGL

Note: "The National Electricity Market operates on the worlds longest interconnected power system and began operating as a wholesale market for the supply of electricity to retailers and end users in Queensland, New South Wales, ACT, Victoria and South Australia." Tasmania will join shortly. "Operations are currently based in five inter-connected regions that largely follow State boundaries. Up to $7 billion of electricity is traded annually in the National Electricity Market to meet the demand of the almost 8 million end use consumers." (Source: Page 4, NEMMCO, An Introduction to Australia's Electricity Market June 2005).

Operating in the National Electricity Market is risky without a comprehensive market understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes although retail prices charged to customers are fixed;
- the ownership of generation capacity;
- risks arising from physical failure of transmission power lines between States which sometimes means power failures; and
- the implementation of appropriate risk management strategies.

✓ AGL is an **EXPERIENCED** energy operator, with substantial skill in managing wholesale energy exposures and generation capacity

✓ AGL has approximately 2.8 million gas and electricity customer accounts, about **five times** that of Alinta

✓ AGL has an interest in or owns over **18 times** Alinta's generation output in the National Electricity Market

Accept AGL's Offer to GAIN the benefit of the proven experience of AGL's board and management in running an energy business in the National Electricity Market

AGL's energy business - in perspective

AGL's energy business represents 63% of AGL's earnings[1], and generates around **nine times** the earnings (before interest, tax, depreciation and amortisation) of Alinta's energy business based on 2007 forecasts.

AGL and Alinta energy businesses – relative contributions (by FY2007 forecast EBITDA)



Infrastructure and other
37%
$441m
AGL
Energy
$79m
29%
Infrastructure and other
$190m
71%
Alinta
EBITDA: $269m
EBITDA: $1198m

Source: Forecasts from Alinta's Bidder's Statement have been calendarised to financial year ending 30 June 2007 and AGL forecasts used are those included in Section 5.5 of this Bidder's Statement.

1. Energy includes gas and electricity sales, generation and upstream interests. AGL's contracted generation and AGL's Agility asset management business (excluding the APT contract) are included in Infrastructure. Similarly, Alinta's asset management business and Alinta's power generation (WA cogeneration units) are included in Infrastructure. Other EBITDA as disclosed in Section 5 of Alinta's Bidder's Statement has been allocated 30% and 70% to Energy and Infrastructure respectively. The above excludes any dividends that Alinta may receive from its interest in AGL.

AGL's customer base - in perspective

AGL is the manager of approximately 2.8 million customer accounts in the National Energy Market. This is the largest retail energy customer base in Australia.

AGL customer account numbers – in perspective


2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta

AGL is Australia's largest retail energy business serving approximately 2.8 million gas and electricity customer accounts, around five times that of Alinta's

Source: AGL and Alinta 2005 Annual Reports

AGL's generation capacity - in perspective

AGL has a large generation portfolio in the National Electricity Market. This is a result of a successful strategy to develop and grow generation capacity. AGL is planning to invest in further generation developments over the next five years.

AGL vs Alinta generation capacity (MW) in the National Electricity Market


Total
3,886MW
Planning stage
1209MW
In development
807MW
In progress 95MW
Now
1,775MW
Now 94MW
AGL
Alinta

AGL has a large generation capacity in the National Electricity Market and plans to more than double the size of this portfolio in the next four years

Source: AGL Demerger Booklet and Alinta Annual Report 2005.

Note: AGL generation includes 32.5% (equal to 689MW) of Loy Yang A. AGL is not involved in the dispatch and trading of Loy Yang A's capacity. Alinta has only an indirect interest in the Bairnsdale power station in Victoria (94MW) through its 20% interest in AIH. Alinta is responsible for dispatch from this power station under a tolling arrangement with AIH.

AGL's Proposal – a true merger

AGL proposes to provide shareholders the benefit of the combined skills of AGL's and Alinta's existing board and management, by deploying them according to their areas of expertise and experience.

It is proposed that the interim board of AGL/Alinta (pre-demerger) consist of six AGL Directors and four Alinta Directors.

Following the merger, AGL proposes to seek AGL shareholder approval and the approval of the Court to demerge AGL/Alinta into two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure. For further details see Section 4.3.

The CEO of AGL/Alinta Energy will be Paul Anthony and an invitation is to be extended to Robert Browning, Alinta's current CEO, to be the CEO of AGL/Alinta Infrastructure.

Proposed corporate governance under AGL's Offer


Before Proposed Demerger
AGL
/Alinta
10 directors
AGL - 6 directors
Alinta - 4 directors
After Proposed Demerger
Shareholders
AGL
/Alinta
AGL/Alinta
Energy
AGL
/Alinta
AGL/Alinta
Infrastructure
CEO:
Paul Anthony
CEO role proposed
to be offered to:
Robert Browning

Shareholders in AGL/Alinta will have the benefit of:

- AGL's proven board and management expertise in operating in the National Electricity Market;
- AGL's and Alinta's board and asset management skills in operating infrastructure businesses; and
- Alinta's management skills and knowledge in operating in WA.

Focussed Business Model



6

If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

This section explains AGL's proposed demerger and the benefits of the AGL model compared to that proposed by Alinta.

By ACCEPTING AGL's Offer, you will SHARE in the benefits of AGL's demerger proposal (if implemented) and business structure.

If the demerger of AGL/Alinta is approved by its shareholders and the Court, it will create two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure which will be of similar size, and like AGL, are expected to be in the S&P/ASX 50 Index.

Like AGL, AGL/Alinta Energy and AGL/Alinta Infrastructure are expected to enter the S&P/ASX 50 Index

Proposed asset allocation between AGL/Alinta Energy and AGL/Alinta Infrastructure[1]



AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Energy
Retail
Wholesale Electricity
Wholesale Gas
Related Investments

- Company expected to be in the S&P/ASX 50 Index
- Largest Australian retail energy company
- Paul Anthony to be CEO

AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Infrastructure



Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management

- Company expected to be in the S&P/ASX 50 Index
- Largest energy utility/infrastructure owner in Australia
- Invitation extended to Robert Browning to be CEO

Notes:

1. Under this proposal, AGL's interest in APT and the proposed PNG Australian Pipeline Project will form part of AGL/Alinta Energy. This is consistent with draft undertakings provided by AGL to the Australian Competition and Consumer Commission.

Key strengths of AGL/Alinta Energy and AGL/Alinta Infrastructure


AGL
/Alinta

AGL/Alinta Energy



✓ **Size:** AGL/Alinta Energy will be Australia's largest energy retailer with approximately 3.3 million customer accounts

✓ **Asset management:** AGL/Alinta Energy will have the benefit of AGL's proven management and Board in continuing to operate the retail merchant energy business after the proposed demerger

✓ **Growth:** AGL/Alinta Energy will be well positioned to capture growth opportunities in Eastern and Western Australia

✓ **Integrated business:** AGL's planned developments in upstream power generation and gas supplies will further enhance its integrated energy strategy

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

✓ **Strong brands:** AGL and Alinta brands will continue to be used in their home markets

AGL/Alinta Energy will focus on delivering sustainable growth in earnings per share and total shareholder returns


AGL
/Alinta

AGL/Alinta Infrastructure





✓ **Size:** AGL/Alinta Infrastructure will be Australia's largest energy utility/infrastructure company, specialising in the ownership, management and operation of energy infrastructure

✓ **Asset management:** The merger of Agility and Alinta Network Services will create a best-in-class asset management business that will operate AGL Infrastructure's assets as well as provide services for existing and new third party customers

✓ **Growth:** AGL will continue to deliver growth from a portfolio of development projects expected to facilitate strong cash flow growth

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

AGL/Alinta Infrastructure will focus on delivering consistent cash flow growth and maximising distributions to shareholders

AGL's proposal provides substantial benefits when compared to the business structure proposed by Alinta

As you may know, Alinta has made a takeover offer for AGL. AGL agrees that there are strategic benefits in combining the businesses, but believes AGL's proposal provides a structure that will better support growth, business development and financial stability.

AGL's proposed structure will create significant long term value for both Alinta and AGL Shareholders

AGL's Proposal vs the Alinta Proposal

	AGL	Alinta
Management expertise	✓ AGL and Alinta Directors and management will be deployed according to their expertise and experience ✓ AGL has the proven energy experience essential to protect shareholder value in the highly competitive and volatile National Electricity Market	✖ Alinta has little experience operating in the highly competitive National Electricity Market
Cross shareholdings	✓ No cross shareholdings between the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses which enables each business to pursue independent strategic and financial objectives	✖ Alinta proposes that the energy business retains 20% of the infrastructure business ✖ The infrastructure business may therefore not be free to operate independently of the energy business ✖ Shareholders would not be able to access a pure energy company exposure
Management fees	✓ Internally managed model with no leakage	✖ Proposed that infrastructure will pay management and operating fees to energy ✖ Potential impediment to growth of infrastructure as it is another "cost" to the business

Positive market reaction

AGL's trading performance on the ASX in the last six months has been driven by the Original AGL Demerger proposal announced on 31 October 2005 and the subsequent release of significant information to the market including the Hallett development project, the acquisition of the 10% interest in the PNG Upstream Gas Project, and AGL's cost saving projections.

AGL share price performance post-announcement of Original AGL Demerger proposal



13 March 2006
- AGL Merger Offer announced in conjunction with disclosure of substantial cost savings
31 January 2006
- Hallett Wind Farm announced
31 October 2005
- Original AGL Demerger Announcement
- Southern Hydro Acquisition
20 March 2006
- Alinta announces formal takeover offer
21 February 2006
- Alinta announces proposal to take over AGL
13 February 2006
- AGL Scheme Booklet released
16 January 2006
- Agreement to acquire 10% PNG Upstream Gas Project
- $4.5bn, 1,500PJ PNG Gas Purchase Agreement signed
AGL Share price ($)
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06

Source: AGL

The market has recognised the merits in the Original AGL Demerger proposal. If you ACCEPT AGL's Offer and the demerger is implemented, you will SHARE in these benefits as a shareholder in the merged AGL/Alinta

What you should do:



Read this Bidder's Statement



Read the target statement to be provided by Alinta



Consult your broker, financial or other professional adviser if you are in doubt as to what action to take

---



ACCEPT AGL's Offer by filling in and returning the enclosed Acceptance Form

Frequently Asked Questions

What is the Offer?

You are being offered AGL Shares for Your Alinta Shares on the terms and conditions set out in Section 9. The Offer is 0.564 AGL Shares for each of Your Alinta Shares.

As an example, if you own 1,000 Alinta Shares and you accept the Offer, you will, subject to the terms of the Offer, receive 564 AGL Shares in exchange for Your Alinta Shares (assuming that the Offer becomes, or is declared, unconditional).

What is the value of the Offer?

You can calculate the implied value of the Offer per Alinta Share at any time by multiplying the AGL Share price on ASX by 0.564.

What choices do I have as an Alinta Shareholder?

As an Alinta Shareholder, you have the following choices in respect of Your Alinta Shares:

- accept the Offer before the end of the Offer Period;
- sell Your Alinta Shares on ASX (provided that you have not previously accepted the AGL Offer for Your Alinta Shares); or
- do nothing.

How do I accept the Offer?

To accept the Offer:

(i) if Your Alinta Shares are held in an issuer sponsored holding (Securityholder Reference Number beginning with "I"), complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form; or

(ii) if Your Alinta Shares are held in a CHESS Holding (Holder Identification Number beginning with "X"), either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

Can I accept the Offer for part of my holding?

No, you cannot accept for part of your holding. You may only accept the Offer for all of Your Alinta Shares.

When does the Offer close?

The Offer is scheduled to close at 5:00pm Perth time/7:00pm Sydney time on [ ] 2006, unless extended.

The Offer can be extended at AGL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension as required by the Corporations Act.

When will I receive AGL Shares?

If you accept the Offer, unless you are a Foreign Alinta Shareholder, you will be allotted the AGL Shares to which you are entitled no later than the earlier of:

- one month after the Offer is validly accepted by you, or if the Offer is still subject to a Defeating Condition when accepted, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

You should also read Section 9.9 which contains further information about AGL's obligations to provide the consideration under the Offer.

Will I need to pay stamp duty or brokerage if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If Your Alinta Shares are registered in an issuer sponsored holding in your name, you will not incur any brokerage in connection with your acceptance of the Offer.

If Your Alinta Shares are in a CHESS Holding or you hold Your Alinta Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

If you are a Foreign Alinta Shareholder, the proceeds of sale of the AGL Shares to which you would otherwise become entitled as a consequence of accepting the Offer will be paid to you net of sale costs, including brokerage (see Section 9.10).

What if I am a Foreign Alinta Shareholder?

If you are a Foreign Alinta Shareholder then you will not be entitled to receive AGL Shares on acceptance of the Offer. If you are a Foreign Alinta Shareholder and you accept the Offer, you will receive the net cash sale proceeds of the AGL Shares which you would otherwise have received.

AGL retains a discretion to declare that certain foreign Alinta Shareholders are not Foreign Alinta Shareholders for the purpose of the Offer. See Section 9.10 for further information.

What are the tax consequences if I accept the Offer?

Section 7 describes the major tax implications for you if you accept the Offer. Among other things, Section 7 discusses the Australian capital gains tax (**CGT**) rollover relief that you will be eligible for if you are an Australian resident for tax purposes and AGL acquires more than 80% of the Alinta Shares under the Offer (note that the Offer is conditional on AGL having a relevant interest in more than 90% (by number) of Alinta Shares by the end of the Offer Period).

What happens if I do not accept the Offer?

If you do not accept the Offer and AGL acquires more than 90% (by number) of the Alinta Shares and the other Defeating Conditions are fulfilled or waived, AGL intends to proceed to compulsorily acquire Your Alinta Shares. If this occurs, you will be allotted AGL Shares at the end of the compulsory acquisition process. If AGL proceeds to compulsory acquisition, you will receive AGL Shares sooner if you accept the Offer.

Can I sell the AGL Shares I receive from accepting the Offer on the market?

Yes. Once you receive AGL Shares from accepting the Offer, you will be able to sell them on ASX.

What are the Defeating Conditions of the Offer?

The Offer is subject to a number of Defeating Conditions which are set out in full in Section 9.8(a). If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse.

In summary, the Defeating Conditions include requirements that:

- at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares;
- before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC or Australian Competition Tribunal to intervene or seek to prevent AGL's acquisition of Alinta Shares;
- before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede the Offer;
- between 13 March 2006 and the end of the Offer Period, no event occurs or is announced which has a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole;
- Alinta does not conduct a material transaction between 13 March 2006 and the end of the Offer Period; and
- the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

For a detailed description of these Defeating Conditions, please refer to Section 9.8(a).

What happens if the Defeating Conditions are not fulfilled or waived?

If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse. This means that the Offer will not proceed, you will retain Your Alinta Shares (unless you sell them on ASX), you will not receive AGL Shares and AGL will not be able to implement its intentions for the Merged Group set out in Section 4.

Further information?

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

DETAILED INFORMATION SECTIONS

1 Profile of AGL Group

1.1 Overview of AGL

AGL has been in the Australian energy industry since 1837. AGL began as a privately owned gas utility in New South Wales and since then has built an extensive energy business across Australia. Today, AGL is the largest Australian energy and infrastructure company. It is also Australia's largest energy retailer by customer account numbers. It directly sells gas and electricity to approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. Through its interests in ActewAGL (50%) and Elgas (50%), Australia's largest LPG distributor, there are more than 550,000 additional gas, electricity and LPG accounts across Australia. AGL has an extensive portfolio of wholly and partly owned investments in energy infrastructure, infrastructure management and other energy businesses.

AGL's business involves:

- buying gas and electricity from gas producers and electricity generators;
- supplying gas and electricity to customers via gas pipelines and power lines;
- owning and investing in power generation plants, gas development and production assets and electricity and natural gas distribution networks;
- selling a wide range of energy products and services; and
- designing, constructing, operating, maintaining and managing energy infrastructure through Agility, its wholly owned infrastructure management business.

AGL has offices and businesses in every Australian state and territory and as at the date of this Bidder's Statement has about 3,500 employees. AGL's head office is in Sydney.

As at 28 April 2006, AGL's market capitalisation was approximately $8.8 billion, ranking it the 28th largest entity on ASX. AGL is included in the S&P/ASX 50 Index and most other key market indices.

Figure Overview of AGL's growth



1837: The Australian Gas Light Company established in Sydney - Australia's first energy company
1800s
1871: AGL listed
1900 to 1975
Organic growth of Sydney gas market and acquisition of regional NSW gas markets
1957: Formation of LPG business - Portagas
1971: Design and initial development of Moomba to Sydney pipeline (NSW)
1976 to 1994
1976: Introduction of natural gas to NSW
1976-94: Development and acquisition of regional NSW and ACT gas markets
1984: Formation of Elgas
1986-87: Construction and interest in Alice Springs to Darwin pipeline (NT).
1988: Acquisition of 85% interest in the Roma to Brisbane Pipeline (Qld)
1994: Acquisition of initial 51% interest in Moomba to Sydney Pipeline (NSW)
1995 to 2006
1995: Acquisition of Solaris, Victorian electricity retail and distribution business
1997-98: Construction and 70% interest in Ballera to Mt Isa Pipeline (Qld)
1998: Acquisition of initial 28% interest in Goldfields Gas Pipeline (WA)
1998: Acquisition of Gas Valpo (Chile)
1998: Construction and ownership of NSW-Vic interconnect pipeline
1998: Acquisition of Cawse cogeneration plant (WA)
1998: Selection of AGL/Petronas to develop PNG Australian Pipeline
2000: Formation of Agility
2000: Formation of ActewAGL
2000: Launch of APT, owner of transmission pipelines
2000: Acquisition of ETSA, electricity retail business (SA)
2001-02: Development of Hallett (SA) and Somerton (Vic) power stations
2002: Acquisition of Pulse, Victorian gas and electricity retail business
2004: Acquisition of 32.5% interest in Loy Yang A Power Station and adjacent coal mine (Vic)
2005: Acquisition of 50% interest in Sydney CSM Project
2005-06: FEED process for PNG Australian Pipeline
2005: Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006: Acquisition of 10% interest in PNG Upstream Gas Project

1.2 AGL's principal activities

As at the date of this Bidder's Statement, AGL's principal activities are as follows:

(a) NSW gas distribution network

AGL's NSW gas distribution network comprises 23,541 km of gas distribution pipes transporting natural gas for a number of energy retailing organisations and major end users. Through this business, AGL distributes gas throughout Sydney, Newcastle, Wollongong and over 20 major centres in NSW. At 30 June 2005, the gas network in NSW served approximately 950,000 end users, with consumption during the financial year of approximately 96 PJ.

The NSW gas network derives revenues primarily from distribution tariffs charged for transporting gas and is subject to the economic regulatory regime established under the

Gas Pipelines Access Law (including the third party access code). Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends until 30 June 2010.

Figure NSW gas network


Parkes
Orange
Millthorpe
Cowra
West Wyalong
Young
Leeton-Yanco
Yass
Sydney
Wollongong
Newcastle/
Central Coast
Network

(b) Victorian electricity distribution network

AGL's electricity distribution network is one of five networks in Victoria. As duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. The AGL Victorian electricity network service area covers 950 square kilometres in the central west to north west area of greater Melbourne and includes approximately 8,112 km of overhead and 2,173 km of underground high and low voltage lines, cables and services.

The Victorian electricity distribution network derives revenues primarily from regulated tariffs. Economic regulation of this network is currently the responsibility of the ESC. The current regulatory period for the Victorian electricity network commenced on 1 January 2006 and extends to 31 December 2010.

Figure Victorian electricity distribution network



Sunbury
Craigieburn
Broadmeadows
Sydenham
Coburg
Essendon
Footscray
Western Ring Road
AGL
Powercor

(c) Agility

Agility is an energy and utility infrastructure management and services company. It was formed in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility was formed from AGL's own internal operations business unit and draws on AGL's many years of experience in the energy infrastructure industry. Agility has since been successful in growing its external client base and has achieved an average annual growth in EBIT over the last three financial years of more than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets and of water and wastewater infrastructure assets. These services cover the full life-cycle of assets from feasibility studies to planning, construction, management, operation, maintenance and de-commissioning. Agility currently manages and services AGL's NSW gas network and Victoria's electricity network, APT's gas transmission assets and ActewAGL's gas networks. Agility has also been assisting with the front end engineering and design (**FEED**) work on the PNG Australian Pipeline. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines – more than any other pipeline operator in Australia.

In addition, Agility has (together with Veolia Water Australia) recently been shortlisted for a significant water recycling project in Sydney's western suburbs. The project is expected to become one of the largest industrial water recycling schemes in Australia.

Agility's primary market comprises owners of regulated energy assets. Agility also provides services to third party (non-AGL) clients and has an extensive client base across Australia.

Figure Agility's clients


AGl
Apache Energ
AP1
Goldfields Gas Transmissior
Hamersley Iror
Western Powe

(d) Retail Energy

Retail Energy retails natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. These customers are located in NSW, Victoria and South Australia.

AGL offers a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 53 branded dealers (that is, 17 franchisees and 36 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;
- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and
- **AGL Green Choice products and services:** AGL sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

AGL's Retail Energy division also supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Figure Energy Sales


Natural gas - 172.9 PJ
Electricity - 22,279 GWh *
Customer type
Industrial and commercial 40%
Geography
13%
47%
5%
35%
3%
32%
22%
43%

* Excludes volume supplied to ActewAGL.

(e) Merchant Energy

Merchant Energy manages AGL's wholesale energy portfolio and retails gas, electricity and renewable energy to its major industrial and commercial business customers, as well as other retailers.

The division focuses on optimising AGL's wholesale energy portfolio via a mix of contracts, financial hedges and physical assets to ensure AGL continues to offer diversified and market competitive energy supplies into the future.

Merchant Energy is responsible for managing AGL's portfolio of power generation plants. These power plants are predominantly situated in the regions where AGL's retail customers are located. Assets include the Cawse generation plant in Western Australia, peaking plants at Somerton in Victoria and Hallett in South Australia, which support AGL's retail customers and AGL's renewable generation portfolio, and AGL's 32.5% economic interest in the Loy Yang Power Partnership (**LYP**) which owns the Loy Yang A Power Station (**LYA**) and its adjacent coal mine AGL's renewable generation portfolio, consisting of 11 hydro electric generating schemes in Victoria and NSW, the Wattle Point wind farm in South Australia and landfill gas or biogas facilities in NSW, Victoria, Tasmania and Western Australia, also generate green products (such as Renewable Energy Certificates) which are used by AGL or sold to third parties.

Merchant Energy operates in the complex and highly sophisticated National Electricity Market (**NEM**) which comprises the interconnected regions of NSW, the Snowy region, Victoria, Queensland, South Australia and Tasmania.

The NEM operates on the world's longest interconnected power system – from Port Douglas in Queensland to Port Lincoln in South Australia – a distance of more than 4,000 km. Up to $7 billion of electricity is traded annually in the NEM to meet the demand of the almost eight million end-use customers. The NEM spot market is one of the most volatile commodity markets in the world where the spot price of electricity at any particular half-hour trading interval can vary between -$1,000 per MWh to $10,000 per MWh.

AGL has developed the expertise and experience to manage the complexity and volatility of the NEM. AGL has a deep understanding of the electricity derivative market, physical electricity markets, customer consumption patterns, participant behaviours based on market/contracting, regulations that govern the NEM to ensure compliance, risk management, establishment of networks with suppliers, customers, regulators and competitors, and optimisation of asset performance.

AGL's gas generation and retailing activities are currently supported by a suite of long term contracts with gas producers across several gas producing basins. The gas market is characterised by long term bilateral contracts. AGL has developed a deep understanding of the market and consumption patterns which allow it to optimise its gas portfolio. The diversity ensures flexibility and security of supply.

Figure AGL's existing power generation portfolio



Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic and NSW
Cogeneration	9	Gas	Vic and SA
Other	14	Landfill and biogas	Tas, WA, Vic and NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
TOTAL	**1,687**		

Fuel mix

Cogeneration/landfill and biogas 1%

Gas 20%

Figure AGL's existing power generation portfolio


Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
Total 14 MW in Vic, NSW, Tas and WA
Total 9 MW in Vic and SA
Hallett 180MW
Somerton 150MW
NSW Hydro 52.5 MW
Victorian Hydro 592.7MW
Loy Yang A 2,120 MW(32.5%)

(f) APT

AGL is the largest single securityholder in APT with a 30% interest. APT is an ASX listed entity and owns or has an interest in more than 7,700 km of high pressure gas transmission pipelines across most Australian states and territories. The majority of these pipelines are operated by Agility on behalf of APT.

APT also owns the Mondarra natural gas storage facility in Western Australia and in 2006 will commission a coal seam methane (**CSM**) processing facility at Kogan, west of Brisbane.

In March 2006, APT acquired the Murraylink electricity transmission assets. This represents APT's first significant acquisition of a non-gas transmission asset.

Figure APT's pipelines



Midwest Pipeline
Central West
Pipeline
Wagga to Culcairn
Interconnect
SCALE
0 250 500 750 1000

(g) PNG gas projects

Natural gas from the PNG highlands is expected to be a major new supply source into the eastern Australian energy market. AGL is a significant participant in the upstream production of PNG gas and the PNG Australian Pipeline development:

(i) **PNG Upstream Gas Project** - AGL has a 10% interest in the PNG Upstream Gas Project, which includes interests in gas and oil reserves, production and processing infrastructure. AGL's share of gas, condensate and oil reserves totals approximately 115 million barrels of oil equivalent. In addition, AGL has a binding 1,500 PJ, 20 year gas sale agreement with the PNG Gas Producers.

(iii) **PNG Australian Pipeline Project** - AGL is a joint venture partner of APC, which was selected as the preferred developer for the PNG Australian Pipeline Project. The PNG Australian Pipeline Project involves building a network of pipelines from the PNG/Australia border to a number of delivery points in Queensland and into existing pipeline networks in the vicinity of Moomba. With total pipeline length of more than 3,800 km, the PNG Australian Pipeline Project will be the largest pipeline project ever undertaken in Australia. APC is responsible for designing, constructing, owning and operating the pipeline.

Both the PNG Upstream Gas Project and the PNG Australian Pipeline Project are currently in the FEED stage, with the final decision by the PNG Gas Producers and APC on whether or not to proceed expected to occur during the course of this year. Assuming the project proceeds, first gas is expected to be delivered through the pipeline during 2009.

Figure PNG upstream interests



Juha
PRL2
PDL1
PRL11
Angore
PRL12
Hides
PRL12
PDL5
PDL2 Kutubu Project
Moran
PDL2
Kutubu
Se Hedinia
PDL2
PDL4 Gobe Project
Gobe
Gas Field
Oil Field
Existing Pipeline
25km
Port Moresby


Kutubu
Gobe
Kopi
PAPUA - NEW GUINEA
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
AGL/Petronas PNG-Aus Gas Pipeline *
Upstream PNG Gas Pipeline
Existing Pipelines
* Current and planned routes for environmental approvals and land access
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Cannington
Mackay
Rockhampton
Gladstone
QUEENSLAND
Roma
SOUTH AUSTRALIA
Moomba
Ballera
Brisbane

(h) Elgas

Elgas is a 50/50 joint venture between AGL and BOC.

Elgas is the largest distributor and marketer of LPG in Australia, supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

(i) HC Extractions

AGL's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2005 financial year, total production of LPG was 37,404 tonnes and of naphtha 12,642 tonnes.

(j) ActewAGL

ActewAGL is a 50/50 joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. The joint venture commenced in October 2000 and retails

gas and electricity to around 150,000 electricity customers and around 107,000 natural gas customers in the region.

The ActewAGL joint venture owns and operates the electricity and gas networks in the ACT and surrounding areas. It is a combined electricity and gas retail and distribution business.

It also operates water and sewerage assets, which are owned by ACTEW Corporation.

(k) Chile – Gas Valpo

AGL owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo distributes and markets natural gas to almost 40,000 customers in Valparaiso and Vina del Mar, the coastal region west of Santiago. These customers are supplied through a total of 497 km of gas mains owned and operated by Gas Valpo.

(l) Sydney CSM Project

In November 2005, AGL announced the formation of an unincorporated joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of CSM in the Sydney Basin (**Sydney CSM Project**). Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas project with an option to extend the contract for a further five years.

The assets acquired by AGL as part of this transaction comprise a direct 50% interest in PPL1, PPL2 (Hunter Gas Project and Wyong Gas Project) and PPL 4 (covering the Camden Gas Project), and PEL2 (Sydney), PEL5 (Sydney and Wyong), PEL4 (Hunter) and PEL267 (Hunter).

The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.

1.3 Financial overview of AGL

Over the last five years, AGL's execution of its strategy has resulted in the delivery to AGL Shareholders of:

- significant and consistent sales revenue growth. Sales revenue increased by 25.1% in the five years to 30 June 2005;
- EBIT growth of 34.2% for the five years to 30 June 2005;
- PAT growth of 77.8% for the five years to 30 June 2005;
- EPS growth of 21.2 cents per share or 33.4% for the five years to 30 June 2005;
- market capitalisation growth of 113% for the five years to 30 June 2005 (with an additional increase in market capitalisation of 26.9% between the last trading day before the announcement of the Original AGL Demerger and 23 April 2006); and
- attractive dividend per share growth of 21.2% for the five years to 30 June 2005.

Set out below is selected information derived from AGL's audited financial statements for the years ended 30 June 2001 to 30 June 2005 and AGL's financial forecasts included in

Section 5. This information must be read together with the additional detail provided in those published financial statements (including AGL's significant accounting policies), the detailed review of operations for each historical year and the assumptions supporting the financial forecasts set out in Section 5. The forecast financial information below relates to AGL on a standalone basis (ie the impact of the proposed merger with Alinta is excluded).

(a) Sales revenue



Sales revenue (excluding significant items)
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,277
3,197
4,052
4,183
4,100
4,245
4,711
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(b) EBIT



EBIT (excluding significant items)
$m
519
552
689
714
697
749
904
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(c) PAT



PAT (excluding significant items)
$m
500
450
400
350
300
250
200
150
100
50
0
224
247
321
362
387
408
440
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(d) Earnings per share



Earnings per share (excluding significant items)
Cents
120.0
100.0
80.0
60.0
40.0
20.0
0.0
63.5
66.4
73.2
79.5
84.7
89.5
96.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(e) Market capitalisation



Market capitalisation
$m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,051
3,765
4,929
5,534
6,497
6,611
8,389
30 June 2001
30 June 2002
30 June 2003
30 June 2004
30 June 2005
28/10/05*
21/04/06

* Trading day before the announcement of the Original AGL Demerger

(f) Dividends



DPS
Cents
90
80
70
60
50
40
30
20
10
0
52.0
52.0
55.0
60.0
63.0
67.5
79.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

1.4 Directors and senior management

(a) Directors

Details of the AGL Directors are set out below.

Mark Johnson
LLB MBA
Chairman

Mr Johnson has been a non-executive AGL Director since 1988. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Paul Anthony
Managing Director and Chief Executive Officer

Mr Anthony is Managing Director and Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer on 10 April 2006 and as AGL's Managing Director on 2 May 2006.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.

Charles Allen AO
MA MSc
Independent Director

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and Amcor Limited (retired in 2005).

Sir Ronald Brierley
Independent Director

Sir Ronald Brierley has been a non-executive AGL Director since 1987. He is a member of AGL's Health, Safety and Environment Committee.

Sir Ronald Brierley is Chairman of Premier Investments Limited (commenced in 2002) and a director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. Previously, he was a director of Adsteam Marine Limited.

David Craig
BEc CA
Independent Director

Mr Craig has been a non-executive AGL Director since May 2005. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig is currently the Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PWC Consulting.

Carolyn Hewson
BEc (Hons) MA
Independent Director

Ms Hewson has been a non-executive AGL Director since 1996. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a member of the Economic Development Board (South Australia).

Max Ould
BEc
Independent Director

Mr Ould has been a non-executive AGL Director since January 2004. He is a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

Graham Reaney
BCom CPA
Independent Director

Mr Reaney has been a non-executive AGL Director since 1988. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a director of St George Bank Limited and a director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

(b) Senior management

Details of AGL's senior management are set out below.

Greg Hayes
Chief Financial Officer

Mr Hayes is Chief Financial Officer of AGL.

He is Chairman of Great Energy Alliance Corporation Pty Limited which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was, until December 2004, the majority shareholder.

Mr Hayes was previously Chief Financial Officer Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that he held senior management positions for nine years with Southcorp Limited.

He is a Chartered Accountant and holds a Masters of Applied Finance from Macquarie University.

Michael Fraser
Group General Manager Merchant Energy

Mr Fraser is Group General Manager Merchant Energy, with responsibility for AGL's wholesale gas and electricity portfolio and energy sales to major industrial and commercial customers. He is responsible for managing AGL's portfolio of generation plants, including 11 hydro electric generation plants in Victoria and New South Wales and the peaking plants at Somerton in Victoria and Hallett in South Australia. In addition, he is responsible for AGL's interests in the PNG Upstream Gas Project and the Sydney CSM Joint Venture.

Mr Fraser has more than 20 years' energy industry experience in a number of areas, including sales and marketing, trading, distribution, corporate services and regulatory management.

He holds a Bachelor of Commerce from the University of New South Wales. He is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia. He is Chairman of ActewAGL and Chairman of NEMMCO's Participants' Advisory Committee.

Ross Gersbach
Group Manager Infrastructure Investments

Mr Gersbach is Group Manager Infrastructure Investments, managing AGL's gas and electricity network assets (which includes a regulated asset base of $2.7 billion) and a number of AGL's energy investments, including representing AGL's interests in APC, which is developing the PNG Australian Pipeline.

Mr Gersbach joined AGL in 1986. He has had extensive experience in a range of senior roles within AGL, including in strategy and mergers and acquisitions.

He holds a Bachelor of Business degree, a Postgraduate Diploma in Finance and is a Certified Practising Accountant. He is a director of Elgas, Australian Pipeline Limited, the responsible entity of APT, and ActewAGL.

Mark Harper
Group General Manager Operations

Mr Harper is Group General Manager Operations, overseeing AGL's operations business. This business includes AGL's asset management and services business, Agility, with a workforce of 1,800 (including contractors) across 42 offices and depots. This business also covers the management and operation of pipelines, gas and electricity networks throughout Australia as well as the provision of asset management and services to an extensive list of infrastructure owners.

Mr Harper joined AGL in 1987. He has held a broad range of management roles in AGL, including in financial management, business development, information systems and energy sales.

He holds a Bachelor of Commerce from the University of New South Wales and is a Chartered Accountant. He is President of the Australian Pipeline Industry Association and a director of Great Energy Alliance Corporation Pty Limited and was previously a director of NGC.

Phil James
Group General Manager Retail Energy

Mr James is Group General Manager Retail Energy, managing AGL's 2.8 million customer accounts. The Retail Energy division is Australia's largest energy retailer and it supplies gas, electricity and energy related services to AGL's retail customer base in New South Wales, Victoria and South Australia.

Mr James has more than 30 years' experience in the Australasian energy markets gained primarily from his work in sales, marketing and operations roles. Immediately prior to his current role with AGL, he was the Chief Executive of NGC.

He holds a Postgraduate Diploma in Marketing and is a board member of ActewAGL and Elgas.

1.5 Key strengths

The key strengths of AGL are summarised below.

(a) Strengths relating to Energy business

(i) Leading retail position

As Australia's largest energy retailer, AGL has opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With approximately 2.8 million energy customer accounts across south eastern Australia, AGL has a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL will be able to expand its market presence into Queensland.

(ii) Strong and diverse power generation portfolio

AGL's integrated power generation portfolio provides it with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity purchases, and provides AGL with influence over wholesale electricity costs, as well as providing opportunity for growth.

AGL's power generation portfolio includes gas fired peaking power stations located at Somerton in Victoria (150 MW) and Hallett in South Australia (180 MW). These peaking stations have fast-start capabilities, which allow them to come on-line quickly as required, in order to manage the demand from AGL's customers and the market generally.

Approximately half AGL's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as required. These power generation plants are located primarily in Victoria and South Australia where the majority of AGL's retail customers are located and provide a substantial proportion of the peaking capacity required to meet peak demand for AGL's customers in the south eastern market.

(iii) Largest non-government owned renewable energy portfolio

AGL has the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long term requirements under the Australian Government's Mandatory Renewable Energy Target scheme.

(iv) Portfolio of long term gas supply contracts

AGL has long term gas supply contracts with producers across multiple Australian gas producing basins, which provide flexibility as well as security of supply.

(v) Growing upstream gas portfolio

AGL recently acquired a 10% interest in the PNG Upstream Gas Project and formed a 50/50 joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL is seeking to achieve growth, maintain its market competitiveness and increase the security of gas supply to its retail business.

(vi) Interest in Australia's largest LPG business

Through its 50% interest in Elgas, AGL participates in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG, and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(b) Strengths relating to Infrastructure business

(i) Quality Australian energy infrastructure and services business

AGL has infrastructure assets in natural gas transmission and distribution and electricity distribution and generation. These assets are either natural geographic monopolies or businesses supported by long term energy supply contracts. AGL predominantly manages these assets through Agility.

(ii) Agility as an internal infrastructure manager

Agility forms a component of AGL's integrated business strategy. Agility's inclusion as part of AGL's business portfolio enables its technical know-how and management expertise to be provided from within the business, rather than contracted to a third party operator. AGL incurs no fee leakage to external managers or operators.

(c) General Strengths

(i) Geographic and business diversity

AGL's interests are located across Australia, with energy networks in south eastern Australia, generation investments in NSW, Victoria, South Australia, Western Australia and Tasmania, and gas transmission pipelines spanning several states.

AGL is a diversified company on the basis of fuel source. It has interests and expertise in both electricity and gas infrastructure assets across the supply chain. Diversity of fuel assists AGL to manage the effects of variable weather conditions as well as providing a platform for further growth.

(ii) Longstanding business with industry experience

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions.

AGL has also built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions.

With management and industry experience, AGL has the people, assets and capabilities to remain competitive in the markets in which it operates.

(iii) Experience in regulation

AGL's businesses have been subject to economic regulation since the early 1900s. Third party access to the NSW gas network had already been provided for under NSW legislation prior to the introduction of the national scheme. AGL has experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(iv) Attractive development projects

AGL has a strong history of developing significant energy assets. These include:

- the design and initial development of the Moomba to Sydney Pipeline (more than 1,000 km);
- the construction and development of Canberra's natural gas distribution network;
- the construction and development of numerous pipelines including Ballera to Mt Isa and the NSW to Victoria Interconnect;
- the development and construction of landfill and biogas fuelled generation and cogeneration projects in many states of Australia; and
- the development and construction of Hallett Gas Fired Power Station and Somerton Gas Fired Power Station.

AGL has a range of identified development projects which it proposes to pursue over the next five years that it considers will grow its asset base and deliver value to AGL Shareholders. These are summarised in the table on page 18.

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

A more detailed description of these development projects (including their current status) is set out below.

Current development project	Details (including status)
Hallett Wind Farm	• On 31 January 2006, AGL announced that it would build Australia's largest wind farm (94.5 MW) at the Hallett site in South Australia. • Construction is scheduled to commence in September 2006 with initial commissioning expected in December 2007. • The wind farm is expected to be fully

	operational in March 2008.
Sydney CSM Project	• In November 2005, AGL announced the formation of a joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of coal seam methane gas in the Sydney Basin. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas Project with an option to extend for a further 5 years. • The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. • This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired generation opportunities in NSW. • The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.
PNG Australian Pipeline Project	• On 16 January 2006, AGL provided an update on the PNG Australia Pipeline Project. AGL noted that the pipeline project remains on track to reach project sanction followed by financial close in the second half of 2006 consistent with the PNG Upstream Gas Project timetable. • APC has previously announced a budget of $67 million for the FEED process which involves the physical design, route selection, engineering and deliverability of the PNG Australian Pipeline. • Concurrent with FEED activities, APC has been negotiating the key commercial agreements to support the pipeline, clarifying the regulatory regime, developing its financing strategies and conducting due diligence. • The work that is done during FEED is critical and will be used in the construction phase of the project in order to allow construction and procurement contracts to proceed to financial close. FEED does not guarantee the project will proceed, but, without it, the parties could not proceed to financial close.
Bogong Hydro Generation Project	• This project involves the addition of a new power station to the current hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • Development approval has been granted

	for the 130 MW Bogong project. Tender responses for the delivery of the project are due in May 2006. • The financial viability of these projects continues to be assessed.
West Kiewa Hydro Generation Project	• This project involves an upgrade of one of the hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • This project is expected to deliver an additional 12 MW and increased efficiencies to the West Kiewa Power Station. • The financial viability of this project continues to be assessed.
Hallett Gas Power Generation Project	• In January 2006, AGL announced its intention to call for construction tenders for the proposed capacity expansion of the Hallett gas fired peaking plant. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • The financial viability of this project continues to be assessed.
Townsville Gas Power Generation Project	• In October 2005, AGL announced its intention to develop a gas fired Power Station at Townsville in Queensland. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • The Station is expected to deliver 370 MW of capacity and commissioning is planned to commence in 2009. • The financial viability of this project continues to be assessed.
PNG Upstream Gas Project	• In February 2006, AGL announced it had achieved financial close on the agreement to acquire from Oil Search a 10% interest in the PNG Upstream Gas Project, together with a 11.9% interest in PDL2 (Kutubu) and 66.7% interest in PDL4 (Gobe) oil projects, including corresponding interests in gas and oil reserves, production and processing infrastructure. • The PNG Upstream Gas Project, led by ExxonMobil as project operator, is progressing the project development

	activities which have been focussing on: – completing FEED activities for the base case development project; – securing sufficient gas sales contracts to achieve project sanction by the second half of 2006; and – progressing project financing activities for those participants that will pursue this form of funding.
Bluff Wind Farm Project	• AGL has development rights for a 45 MW wind powered generation at the Bluff site in South Australia. • Development approval has been granted for this project. • The financial viability of this project continues to be assessed.
Dollar and Macarthur Wind Farm Projects	• AGL has development rights for wind powered generation at these two sites. • The process for obtaining the necessary permits for the sites is under way. Both projects have been through the required planning panel hearings and are currently awaiting state government approvals. • The financial viability of these projects continues to be assessed.
Leafs Gully Stages 1 and 2	• In 2005, AGL secured an option over land in Leafs Gully, near Appin in NSW, with the intention of developing a staged gas fired power generation project on the site, commencing with a first stage of 300 MW. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • It is anticipated that Stage 1 of the Power Station will be operational by the end of 2009. • The financial viability of this project continues to be assessed.

Sydney Water Recycling Project	• In March 2005, AGL worked with Sydney Water to product a desktop study of the potential for recycled water in established areas of the Sydney Basin. • In March 2006, AGL announced that the water-recycling consortium comprised by Agility and Veolia Water Australia had been short listed by the NSW Government for a project in Sydney's western suburbs. Should the consortium be successful, it is intended to develop a staged recycled water system across established areas in the Sydney region that could yield as much as 30 GL/a. • At the date of this Bidder's Statement, AGL had not been advised of the outcome of the next stage of the NSW Government's process.

(v) Established alliances

Over the last decade, AGL has established alliances with Australian and international energy companies in order to develop or pursue investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC, the PNG Gas Producers and Petronas.

1.6 Business strategy and outlook

AGL's business strategy covers its energy and infrastructure activities. In broad terms, its strategy includes:

Energy

- taking advantage of its position as one of Australia's largest purchasers of wholesale gas and electricity to develop upstream gas and power generation opportunities with a view to ensuring competitive wholesale energy costs, mitigating risk, obtaining economies of scale to improve cost efficiencies and achieving growth in existing and new markets as they open to competition. This includes participation in the PNG Upstream Gas Project;

- growing within its existing retail markets through continuing improvements in the knowledge of those markets and customer expectations, provision of a comprehensive range of gas and electricity products and related services and development of innovative energy solutions for large energy users;

- developing initiatives to rationalise systems and processes so as to improve service to customers; and

- expanding its retail base into new markets when the opportunities arise, including the Queensland residential segment when retail contestability is introduced from 1 July 2007; and

Infrastructure

- maintaining an efficient capital structure and cost of capital;

- managing its assets and businesses efficiently and achieving cost reductions where appropriate;
- growing and diversifying its asset base, services business and sources of income, including through the PNG Australian Pipeline Project and investing in contracted power stations across a range of fuel types; and
- internally managing and operating most of its transmission and distribution assets through Agility, thereby avoiding the need to pay external management or performance fees.

1.7 AGL's annual report, half year results and ASX announcements

The Concise Annual Report and Full Financial Report of AGL for the year ended 30 June 2005 were lodged with ASX on 14 September 2005.

The Half Year Results of AGL for the half year ended 31 December 2005 were lodged with ASX on 28 February 2006.

AGL is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and Listing Rules. A list of AGL announcements which have been lodged with ASX since the end of AGL's financial year ended 30 June 2005 to the date immediately prior to the date of this Bidder's Statement is set out in Annexure C. This information may be relevant to your assessment of the Offer. For information concerning the financial position and affairs of AGL, you should refer to the full range of information that has been disclosed by AGL pursuant to these requirements.

Copies of the following documents may be obtained by contacting the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time) during the Offer Period:

- the Concise Annual Report and the Full Financial Report referred to above;
- the Half Year results referred to above; and
- the ASX announcements referred to above,

and will be provided to the person who made the request. Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Alternatively the above documents may be downloaded from the AGL website at www.agl.com.au.

Copies of all documents lodged with ASIC in relation to AGL may also be obtained from, or inspected at, an ASIC office.

2 Information about AGL Securities

2.1 AGL issued securities

(a) AGL Shares

As at the date of this Bidder's Statement, AGL has 455,910,464 AGL Shares on issue.

Section 2.2 contains further information about AGL Shares.

(b) Substantial holders of AGL Shares

As at the trading day immediately prior to the date of this Bidder's Statement, the following person has notified AGL that it has a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on issue*
Alinta GH	90,904,997	19.939%

* As notified at the date of the relevant substantial holder notice.

(c) Unvested rights under AGL LTIP

As at the date of this Bidder's Statement, AGL has 816,678 unvested rights (**AGL LTIP Rights**) on issue under the AGL Long Term Incentive Plan (**AGL LTIP**).

Annexure F contains further information about the AGL LTIP.

2.2 Rights attaching to AGL Shares

The AGL Shares received as consideration under the Offer will be fully paid and rank equally with the existing AGL Shares.

AGL Shares are quoted on ASX.

An application will be made to ASX within seven days after the start of the Bid Period for official quotation of the AGL Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement should be taken to state or imply that the AGL Shares issued under the Offer will be quoted on ASX, but quotation is expected in the ordinary course as AGL is already admitted to the Official List of ASX.

The rights and liabilities attaching to ownership of AGL Shares arise from a combination of the AGL Constitution, statute, the Listing Rules and general law. The main rights and liabilities attaching to AGL Shares are summarised in Annexure E.

2.3 Trading of AGL Shares

The closing sale price of AGL Shares on ASX on 4 May 2006 (being the last trading day before the date of this Bidder's Statement) was $18.93.

The highest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $19.70. The lowest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $16.80.

The Figure below sets out the daily closing price of AGL Shares and daily volume of AGL Shares traded on ASX from 21 April 2005 to 21 April 2006.


AGL Share Price and Volumes Traded
21 April 2005 - 21 April 2006
Share price (cents)
Volume of shares traded (m)
20
19
18
17
16
15
14
13
12
40
35
30
25
20
15
10
5
21-Apr-05
21-May-05
21-Jun-05
21-Jul-05
21-Aug-05
21-Sep-05
21-Oct-05
21-Nov-05
21-Dec-05
21-Jan-06
21-Feb-06
21-Mar-06
21-Apr-06
Date

2.4 Dividends

Since March 2004, AGL has paid the following dividends:

- an interim dividend of 29 cents per AGL Share (franked to 22 cents – 75.86%) on 26 March 2004;
- a final dividend of 31 cents per AGL Share (franked to 23 cents – 74.19%) on 24 September 2004;
- an interim dividend of 31 cents per AGL Share (franked to 28 cents – 90.32%) on 24 March 2005;
- a special dividend of 30 cents per AGL Share (franked to 27 cents – 90%) on 24 March 2005;
- a final dividend of 32 cents per AGL Share (100% franked) on 23 September 2005; and
- an interim dividend of 31 cents per AGL Share (100% franked) on 23 March 2006.

In addition, AGL returned share capital of 50 cents per AGL Share on 29 April 2005.

AGL anticipates that the total dividend from the Merged Group for the year ending 30 June 2007 will be at least 88.7 cents per AGL Share, assuming AGL has completed the acquisition of more than 90% (by number) of Alinta Shares by 1 July 2006.

Assuming that AGL is able to implement the Post-Bid Demerger as outlined in Section 4.3, AGL anticipates that:

- AGL/Alinta Energy (which is the company that will own the combined energy businesses of AGL and Alinta) will target a dividend payment ratio of approximately 60% of net profit after tax;

- AGL/Alinta Infrastructure (which is the company that will own the combined infrastructure businesses of AGL and Alinta will target a dividend payment ratio of approximately 100% of maintainable equity cash flows; and
- subject to available franking capacity, both companies will aim to pay fully franked dividends.

Notwithstanding the above, the payment of dividends by AGL/Alinta Energy and AGL/Alinta Infrastructure will be at the discretion of the boards of those companies. The level of dividends declared by the boards of those companies will be subject to a number of factors including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law, and any other factors the respective boards consider relevant.

2.5 Summary of share and incentive plans

AGL has the following share and incentive plans for employees, executives and non-executive directors:

- the AGL Share Reward Plan;
- the AGL Share Purchase Plan;
- the AGL LTIP;
- the AGL Share Loan Plan; and
- the AGL Management Share Plan.

The terms of these plans are summarised in Annexure F.

3 Profile of Alinta Group

3.1 Disclaimer

The information in this Section 3 (other than in Section 3.6) on Alinta and the Alinta Group has been prepared based on a review of publicly available information (which has not been independently verified). AGL does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Alinta and the Alinta Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Alinta's businesses or Alinta's issued securities may be included in Alinta's target's statement in relation to the Offer which will be sent to you directly by Alinta.

3.2 Overview of Alinta

Headquartered in Perth, Alinta is an operator, manager and owner of energy assets. It is currently listed on ASX with a market capitalisation of approximately $2.9 billion and employs approximately 1,500 people throughout Australia and New Zealand.

The current business operations of Alinta can be categorised into the following.

(a) Energy markets, wholesale and retail

Alinta is a retailer of gas and electricity in Western Australia. Alinta is also a wholesaler of gas in Western Australia and the eastern Australia states (excluding Queensland), and a wholesaler of electricity in Victoria. Alinta also has an LPG extraction and sales contract with Wesfarmers.

(b) Infrastructure asset ownership

Alinta has varying levels of equity ownership in energy infrastructure assets located in Australia and New Zealand. The assets can be categorised as follows:

(i) **Electricity and gas distribution networks** – Alinta has ownership interests in:

- AlintaGas Networks (74%) – a Western Australian gas distribution network;
- Multinet (20%) – a Victorian gas distribution network; and
- UED (34%) – a Victorian electricity distribution network.

(ii) **Gas transmission pipelines** – Alinta has varying levels of direct and indirect ownership interests in gas transmission pipelines throughout Australia as follows:

- Dampier to Bunbury Natural Gas Pipeline (20%) – WA gas transmission pipeline; and
- via its 20% interest in AIH, indirect interests in the Goldfields Gas Pipeline, Queensland Gas Pipeline, Eastern Gas Pipeline, Tasmanian Gas Pipeline and the VicHub Interconnect.

(iii) **Power stations** – Alinta has the following ownership interests in power stations in Australia and New Zealand:

- via its 20% interest in AIH, indirect interests in the Newman Power Station, Port Hedland Power Station, Bairnsdale Power Station and Glenbrook Power Station; and
- through an alliance with Alcoa, ownership of a 140 MW cogeneration plant located at Alcoa's Pinjarra refinery in Western Australia, with development of a second 140 MW plant currently under construction and due for completion in 2006.

(c) Asset operations and management

Alinta has an asset operations and management business, with contracts over most of the infrastructure assets in which it holds an ownership interest. These activities are undertaken by the following wholly owned divisions:

Alinta Power Services (APS) – APS manages power generation assets and associated businesses; and

(iv) **Alinta Asset Management (AAM)** – AAM manages energy distribution and gas transmission assets and businesses in which Alinta holds a direct or indirect equity interest and provides operational, construction, maintenance and management services for those assets and associated businesses and also for external customers.

(d) Secondment services

Alinta provides the secondment of management and staff to various entities within the AIH group of entities.

3.3 Publicly available information about Alinta

Alinta is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The concise annual report and financial report of Alinta for the year ended 31 December 2005 was lodged with ASIC on 29 March 2006 and given to ASX on that date. The Alinta Bidder's Statement was lodged with ASIC on 31 March 2006 and given to ASX on that date.

A list of the ASX announcements made in relation to Alinta between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure D.

Information about the Alinta Group (including copies of financial statements) may also be obtained from Alinta's website at **www.alinta.net.au**.

3.4 Alinta securities on issue

(a) Alinta Shares

According to documents provided by Alinta to ASX, as at 30 March 2006, Alinta had 262,081,831 Alinta Shares on issue. Alinta Shares are quoted on ASX.

According to documents provided by Alinta to ASX, as at the trading day immediately prior to the date of this Bidder's Statement, no entities had a relevant interest in more than 5% of Alinta Shares.

(b) Alinta reset preference shares

According to documents provided by Alinta to ASX, AGL understands that on 23 July 2003, Alinta issued 1,300,000 Alinta reset preference shares (**Alinta RePS**) with a face value of $100 each. Alinta RePS are quoted on ASX. A number of Alinta RePS have since been converted into Alinta Shares at the election of the holders of Alinta RePS. As at 30 March 2006, there were 604,831 Alinta RePS on issue.

AGL understands that in the event that the Offer becomes unconditional and AGL acquires a relevant interest in at least 50% of Alinta Shares or the Alinta Directors recommend the Offer, both Alinta and the holders of Alinta RePS will have the discretion, but not the obligation, to convert Alinta RePS into Alinta Shares. Holders of Alinta RePS also have a general right to convert their Alinta RePS into Alinta Shares at any time by giving notice to Alinta. During a period prior to the first reset date of 30 September 2006, Alinta has the option to convert all remaining Alinta RePS into Alinta Shares in accordance with the terms of the Alinta RePS.

Further details regarding the terms of Alinta RePS are set out in section 17.8 of the Alinta Bidder's Statement.

AGL's Offer extends to Alinta Shares that are issued on the conversion of Alinta RePS which are on issue on the Register Date. Refer to Section 8.4 for further details.

(c) Alinta Options

According to documents provided by Alinta to ASX, AGL understands that as at 24 April 2006, Alinta had one employee option plan in operation, being the Alinta Executive Option Plan.

Set out below is a summary of Alinta Options outstanding under the Alinta Executive Option Plan as at 30 March 2006 (based on the Alinta Bidder's Statement). Alinta Options are not quoted on ASX.

Grant date of Alinta Options	Exercise price of Alinta Options	Number of Alinta Options
5 March 2002	$3.6449	146,285
4 March 2003	$3.8645	573,500
8 May 2003	$4.5177	260,000
17 September 2003	$5.7609	75,000
25 March 2004	$6.0633	1,334,750
4 May 2005	$9.1774	3,443,013
1 December 2005	$11.1134	63,776
	Total	**5,896,324**

Based on documents provided by Alinta to ASX, AGL understands that Alinta Options may become exercisable as a result of the Offer in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the *Corporations Act*), a holder of Alinta Options may exercise those Alinta Options at any time during the six months following the date on which the Offer becomes unconditional, provided that the options are exercised not more than 6 months after AGL acquires control of Alinta; or

- if, prior to the commencement of the exercise period for Alinta Options, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta that may adversely affect the rights of or value of benefits to holders of Alinta Options, and the Alinta Board gives the holders of Alinta Options notice of such determinations, a holder of Alinta Options may then exercise those options notwithstanding that the options would not otherwise be exercisable.

AGL's Offer extends to Alinta Shares that are issued on the exercise of Alinta Options which are on issue on the Register Date. Refer to Section 8.4 for further details.

3.5 Alinta employee share plans

According to documents provided by Alinta to ASX, AGL understands that as at 24 April 2006 Alinta had the following employee share plans:

- the Alinta Deferred Employee Share Plan (**Alinta DESP**); and

- the Alinta New Zealand Employee Share Plan (**NZESP**).

(a) Alinta DESP

The Alinta DESP allows employees to acquire Alinta Shares using pre-tax salary on a voluntary basis.

Under the Alinta DESP, participants may not dispose of Alinta Shares held by the plan trustee on their behalf until the relevant performance, vesting or other requirements (if any) set out in the offer to participants are met, and a withdrawal notice of Alinta Shares from the Alinta DESP is approved by the plan trustee.

However, AGL understands that Alinta DESP participants may as a result of the Offer be entitled to lodge a withdrawal notice with the plan trustee to withdraw their Alinta Shares from the Alinta DESP (**Withdrawal Notice**) in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the *Corporations Act*), the participant may lodge a Withdrawal Notice at any time during the 6 months following the date on which the Offer becomes unconditional; or

- if, prior to any time based vesting restrictions having been satisfied, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta which may adversely affect the rights of or value of benefits to Alinta DESP participants, and the Alinta Board gives those participants notice of such determination, then participants may lodge a Withdrawal Notice notwithstanding that their Alinta Shares would not otherwise be eligible to be withdrawn.

According to the Alinta Bidder's Statement, as at 30 March 2006, 563,197 Alinta Shares have been purchased under the Alinta DESP and not withdrawn.

(b) NZESP

According to the Alinta Bidder's Statement, in 2005 Alinta commenced the NZESP. The NZESP is a voluntary purchase plan allowing employees to acquire Alinta Shares using after-tax salary. Alinta contributes NZ$0.50 for every NZ$1 contributed by the employee to a maximum of NZ$5,000 per employee per annum. The Alinta Shares purchased with the Alinta contribution must be held in the plan for one year before the employee is able to withdraw or sell these Alinta Shares.

AGL has not been able to determine from publicly available material the impact of the Offer on Alinta Shares held by employees under the NZESP.

3.6 AGL's interest in Alinta securities

(a) AGL's relevant interest in Alinta securities

As at the date of this Bidder's Statement, AGL did not have a relevant interest in any Alinta securities and had no voting power in Alinta. [***To be updated as at date of Offer.***]

(b) Acquisitions of Alinta Shares by AGL or Associates

Neither AGL nor any of its Associates has provided (or agreed to provide) consideration for an Alinta Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement. [***To be updated as at date of Offer.***]

3.7 Directors of Alinta

As at 24 April 2006, based on documents provided by Alinta to ASX, there were seven Alinta Directors:

- A J Howarth – Chairman and Non-Executive Director, AO, SFFin, FAIM, FAICD;
- R B Browning – Chief Executive Officer, BSc, MBA, MSc;
- F E Harris – Non-Executive Director, BComm, FCA, FAICD;
- T C Healey – Non-Executive Director, BEc, B Litt (Hons), PhD, FAICD;
- T R McMeckan – Non-Executive Director, BSc, MBA, FAICD;
- J H Poynton – Non-Executive Director, AM, BComm, SF Fin, FAICD, FAIM (Chairman elect); and
- M J Wilkins – Non-Executive Director, BCom, MBA, DLI, FCA.

4 AGL's Intentions

4.1 Overview

This Section 4 sets out AGL's intentions, on the basis of the facts and information concerning Alinta that are known to AGL, in relation to the following:

- the continuation of the businesses of Alinta;
- any major changes to the businesses of Alinta and any redeployment of the fixed assets of Alinta; and
- the future employment of the present employees of Alinta.

AGL's intentions as set out in this Section 4 represent the present intentions of AGL on the basis of the information, facts and circumstances that are known to AGL at the date of this Bidder's Statement. As set out in Section 4.2, AGL intends, if it acquires a relevant interest in more than 90% of Alinta Shares and becomes entitled to do so under the Corporations Act, to compulsorily acquire all outstanding Alinta Shares, Alinta RePS and Alinta Options and then to undertake a Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta from the combined energy businesses of AGL and Alinta.

Prior to implementing the other intentions set out in this Section 4, AGL will confirm these intentions against all material information, facts and circumstances available to it at the relevant time. Consequently, apart from the intention to undertake the Post-Bid Demerger referred to above, the intentions expressed in this Section 4 are AGL's current intentions only and may vary as circumstances require.

4.2 Intentions upon gaining control of more than 90% of Alinta Shares

AGL's intentions if it acquires a relevant interest in more than 90% of Alinta Shares are set out below.

Compulsory acquisition

If AGL becomes entitled to do so under the Corporations Act, it intends to dispatch notices seeking compulsory acquisition of all outstanding Alinta Shares in accordance with the provisions of the Corporations Act and to proceed with the compulsory acquisition of all outstanding Alinta RePS and Alinta Options in accordance with the provisions of the Corporations Act.

ASX listing

AGL intends to procure the removal of Alinta Shares from the Official List of ASX at the conclusion of the compulsory acquisition process.

Amendment to Alinta's Constitution

Alinta's Constitution contains provisions (**WA-Related Provisions**) which require:

- Alinta's head office to be located in Western Australia;
- a majority of the Alinta Directors to be ordinarily resident in Western Australia; and
- the chief executive officer of Alinta to be ordinarily resident in Western Australia.

The Gas Corporation (Business Disposal) Act 1999 (WA) (**Gas Corporation Act**) requires Alinta's Constitution to contain these provisions at all times. AGL proposes to discuss with the Western Australian Government whether the Gas Corporation Act could be amended to allow the WA-Related Provisions to be deleted from Alinta's Constitution or modified to provide for a management and corporate governance regime which recognises AGL's ownership of Alinta.

In the event that the Western Australia Government agrees to make such an amendment to the Gas Corporation Act, AGL will convene a meeting of Alinta Shareholders to consider a resolution which amends Alinta's Constitution consistent with the amendment to the Gas Corporation Act. AGL would vote all Alinta Shares held by it in favour of this resolution.

Directors

Until the amendment to Alinta's Constitution referred to above has become effective, AGL intends to reconstitute the Alinta Board so that it is comprised of a majority of directors who are ordinarily resident in Western Australia, with the remaining directors being some of the current directors of AGL.

If the amendment to Alinta's Constitution referred to above becomes effective, subject to the terms of Alinta's amended constitution, AGL intends to reconstitute the Alinta Board so that it is comprised of the seven current AGL Directors and six of the current Alinta Directors. Mark Johnson, AGL's Chairman, will act as Chairman of Alinta. Following this reconstitution of the Alinta Board, AGL intends to reconstitute the AGL Board so that it is comprised of six of the current AGL Directors and four of the current Alinta Directors. The remaining AGL Directors and Alinta Directors will act as alternates until the Post-Bid Demerger referred to in Section 4.3 is implemented. Mark Johnson will remain as Chairman of AGL.

Mr Paul Anthony will be the Chief Executive Officer and, when appointed, Managing Director of AGL until the Post-Bid Demerger is implemented. Mr Bob Browning will be invited to remain as Chief Executive Officer of Alinta until the Post-Bid Demerger is implemented.

AGL Shares held by Alinta subsidiary

Alinta GH, a wholly owned subsidiary of Alinta, currently holds approximately 19.9% of AGL Shares. It is a condition of AGL's Offer that none of these shares are disposed of by Alinta prior to the end of the Offer Period.

If Alinta and its subsidiaries become subsidiaries of AGL, then AGL will need to procure the disposal of those shares within 12 months after that event occurs in order to comply with the requirements of section 259D of the Corporations Act. AGL has not made a decision at this stage as to how it proposes to deal with the AGL Shares which are currently held by Alinta GH. The options open to AGL include seeking shareholder approval to cancel or buy back those shares or disposing of those shares by way of a rights issue or placement.

Interim arrangements pre-demerger

Until the Post-Bid Demerger is implemented, AGL intends to carry on the businesses of Alinta in the ordinary course and, subject to the matters referred to in this Section 4.2, does not propose to make any major changes to the businesses of Alinta or to redeploy any of the fixed assets of Alinta and proposes to continue the future employment of the present employees of Alinta.

During this period, AGL intends to carry on, manage and operate the businesses of Alinta as independent stand-alone businesses separate from the businesses of AGL using the

assets, facilities and employees of Alinta but on the basis that the Chief Executive Officer of Alinta reports to the Chief Executive Officer of AGL.

During this period, AGL will carry on, manage and operate the Divestment Businesses referred to in Section 4.4 in accordance with the ACCC Undertakings.

Except as identified in this Section 4.2, no unusual transactions, such as major acquisitions or sales, are intended and it is intended that any business dealings between AGL and Alinta will be conducted on commercial arm's length terms. On the basis of the information presently known to it, AGL has no reason to believe that it will not be able to retain the existing employees of Alinta to carry on Alinta's businesses during this period.

4.3 Demerger of the combined businesses of AGL and Alinta

This Section 4.3 describes how AGL intends to undertake the Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta. If implemented, the Post-Bid Demerger will result in two listed companies: AGL/Alinta Energy, which will own the combined energy businesses of AGL and Alinta, and AGL/Alinta Infrastructure, which is the current AGL and which will own the combined infrastructure and services businesses of AGL and Alinta. AGL will, subject to AGL Shareholder approval, change its name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The allocation of assets of the businesses of AGL and Alinta between the combined energy businesses of AGL and Alinta and the combined infrastructure and services businesses of AGL and Alinta will be made in accordance with the requirements of the ACCC Undertakings. A diagrammatic representation of what the two groups will look like if the Post-Bid Demerger is implemented is as follows.



* AGL has indicated to the ACCC that it will allocate Alinta's wholesale gas business in the Eastern states to AGL/Alinta Infrastructure or divest it to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

Mr Paul Anthony will be the Chief Executive Officer and Managing Director of AGL/Alinta Energy. Mr Bob Browning will be invited to become the Chief Executive Officer of AGL/Alinta Infrastructure.

Pre-demerger review

Once AGL has acquired 100% ownership of Alinta, it proposes to undertake, with Alinta's management, a detailed review of the assets and operations of Alinta including its material contract and joint venture arrangements and all relevant internal information which is available to it to enable it to assess the operational, commercial, taxation and financial implications of implementing the Post-Bid Demerger. This review will also allow AGL to identify all the assets in the Alinta Group which are used in Alinta's energy businesses and to facilitate and assist AGL in determining the most efficient and effective way of achieving the transfer of those assets to AGL/Alinta Energy and ensuring that the Post-Bid Demerger is implemented efficiently and in a way which minimises disruption to the infrastructure and services businesses and energy businesses of AGL and Alinta.

AGL/Alinta Energy is intended to be the holding company of the group which will own the combined energy businesses of AGL and Alinta. It is the wholly owned subsidiary of AGL which currently owns and operates or which will at the relevant time own and operate AGL's energy businesses.

Internal transfer

AGL intends to procure the transfer of the ownership of Alinta's energy businesses to AGL/Alinta Energy. The precise steps which will need to be taken to facilitate the transfer of Alinta's energy businesses to AGL/Alinta Energy will only be finalised after AGL has conducted the review referred to above. However, on the basis of the information currently available to AGL, it is anticipated that:

- the transfer of Alinta's energy businesses will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title;
- AGL/Alinta Energy and Alinta will agree that the maximum amount that AGL/Alinta Energy will be able to recover against Alinta in respect of all claims is the aggregate purchase price paid by AGL/Alinta Energy for the relevant shares or assets comprising Alinta's energy businesses; and
- the transfer of Alinta's energy businesses will be funded by intercompany loans.

Any intercompany loans between members of the Alinta Group and AGL/Alinta Energy arising as a result of the transfer of Alinta's energy businesses to AGL/Alinta Energy will be settled by repayment in cash prior to the date upon which the Post-Bid Demerger is intended to be implemented. After the repayments have occurred, there should be no intercompany loans between any member of the AGL Group and any member of the Alinta Group.

AGL also intends to procure the transfer to AGL/Alinta Energy of all of the assets and undertaking of the AGL energy businesses which at that time have not been transferred to AGL/Alinta Energy. These transactions will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title. Further, AGL/Alinta Infrastructure and AGL/Alinta Energy will agree that the maximum amount that AGL/Alinta Energy will be able to recover against AGL in respect of all such claims is the aggregate purchase price paid by AGL Energy for the relevant shares or assets.

The transfer of the shares and assets which comprise AGL's energy businesses will be funded by intercompany loans. When these transfers have been completed, all

intercompany debt between AGL/Alinta Energy and AGL and other members of the AGL Group will be consolidated into a single loan owing by AGL/Alinta Energy to AGL. This process will be completed prior to the date upon which the Post-Bid Demerger is intended to be implemented.

Capitalisation of AGL/Alinta Energy debt

Following the consolidation of all intercompany debt between AGL/Alinta Energy and AGL referred to above, AGL/Alinta Energy will issue to AGL a number of AGL/Alinta Energy Shares equal to the number of AGL Shares on issue at the record date for the purposes of the Post-Bid Demerger less the number of AGL/Alinta Energy Shares on issue at that date. AGL/Alinta Energy will direct AGL to apply the amount of the intercompany debt payable by AGL/Alinta Energy to AGL less any amount agreed between AGL and AGL/Alinta Energy (the **Debt Amount**) in consideration for the issue of those AGL/Alinta Energy Shares to AGL. The remainder of the intercompany debt will be repaid by AGL/Alinta Energy paying the Debt Amount to AGL shortly after the implementation of the Post-Bid Demerger (or by such later time as is agreed between AGL and AGL/Alinta Energy). AGL/Alinta Energy will obtain the funds to make this payment by drawing down funds under borrowing facilities which it will establish for this purpose.

Following the capitalisation of the intercompany debt, AGL and AGL/Alinta Energy will have the same number of ordinary shares on issue. After the capitalisation has occurred and AGL/Alinta Energy has paid the Debt Amount to AGL, there should be no intercompany loans between AGL/Alinta Energy and AGL or any other member of the AGL group other than balances relating to normal arm's length trading between group companies.

Application for listing of AGL/Alinta Energy

AGL will procure that an application is made to ASX for the admission of AGL/Alinta Energy to the Official List of ASX and for official quotation of all AGL/Alinta Energy Shares on ASX conditional upon the Court approving the Post-Bid Demerger pursuant to section 411(4)(b) of the Corporations Act. While AGL has no reason to believe that it will be unable to procure that AGL/Alinta Energy is admitted to the Official List of ASX and granted official quotation for AGL/Alinta Energy Shares, these matters are subject to the approval of ASX.

Capital reduction and demerger scheme

The Post-Bid Demerger will be implemented by AGL undertaking a reduction of its capital and applying the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition of the AGL/Alinta Energy Shares to which the AGL Shareholder will be entitled under the scheme of arrangement referred to below.

The transfer of AGL/Alinta Energy Shares to AGL Shareholders in respect of the AGL Shares held by them at the record date for the purposes of the Post-Bid Demerger will be effected by way of a scheme of arrangement under which AGL will apply the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition by each AGL Shareholder of the AGL/Alinta Energy Shares to which that shareholder is entitled. Each AGL Shareholder will receive one AGL/Alinta Energy Share for each AGL Share held on the record date for the purposes of the Post-Bid Demerger.

Finally, AGL Shareholders will be asked to approve a change of AGL's name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The reduction of capital will be conditional on both AGL Shareholders approving the Post-Bid Demerger and on implementation of the Post-Bid Demerger. This means that the capital reduction will not occur unless the Post-Bid Demerger and capital reduction

are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC. The change of name resolution will also be conditional on AGL Shareholders approving the Post-Bid Demerger and on the Post-Bid Demerger becoming effective. This means that AGL's name will not change unless the Post-Bid Demerger and the capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC.

At the general meeting, AGL Shareholders will be asked to approve the reduction of capital resolution by a simple majority of votes cast on the resolution (in person or by proxy) and the change of name resolution by a special majority, that is, at least 75% of the votes cast on the resolution (in person or by proxy).

The AGL Directors will need to form the view that the reduction of capital is fair and reasonable to the company's shareholders as a whole and does not materially prejudice AGL's ability to pay its creditors.

The Post-Bid Demerger will need to be approved by a majority in number of AGL Shareholders voting (in person or by proxy) at the scheme meeting and who must together hold at least 75% of the votes cast on the resolution.

If approved, the scheme of arrangement itself will need to be confirmed by the Court before it can become effective.

4.4 Alternatives to demerger

AGL is not aware of any reason why the Post-Bid Demerger should not be able to be implemented. However, if the Post-Bid Demerger cannot be implemented, for whatever reason, AGL's intentions are set out below.

Divestment Businesses

If AGL is unable to implement the Post-Bid Demerger within nine months after the end of the Offer Period, AGL must comply with the undertaking it has given to the ACCC in connection with the Divestment Businesses. The **Divestment Businesses** comprise:

- AGL's 30% interest in APT; and
- Agility's contracts with APT under which Agility provides asset management and network services in relation to:
  - the Moomba to Sydney Pipeline;
  - the Goldfields Gas Pipeline;
  - the Parmelia Pipeline;
  - the Carpentaria Gas Pipeline;
  - the Roma to Brisbane Pipeline;
  - the Midwest Pipeline; and
  - the Amadeus to Darwin Pipeline,

  and sufficient assets and capability from Agility to operate and service these contracts.

In this event, AGL must use its best endeavours to divest the Divestment Businesses either through an initial public offering of shares in an entity whose businesses include or comprise the Divestment Businesses or by way of a trade sale to a purchaser who, among other things, is independent of the Merged Group and is not objected to by the ACCC.

In the period before the Divestment Businesses are divested AGL intends to carry on, manage and operate those businesses as stand-alone businesses separate from and independent of the businesses of AGL and the other businesses of Alinta in accordance with the requirements of the ACCC Undertakings and so as to ensure that the requirements of the ACCC Undertakings are complied with. AGL will only be entitled to have access to commercial and financial information of the Divestment Businesses for the purpose set out in the ACCC Undertakings.

AGL intends to comply with the requirements of the ACCC Undertakings.

Other businesses of AGL and Alinta

AGL intends to:

- combine the operational and administrative operations of Alinta's energy businesses with those of AGL's energy businesses and combine the operational and administrative operations of Alinta's infrastructure and services businesses with those of AGL's infrastructure and services businesses; and
- operate both the combined energy group and the combined infrastructure group as stand-alone businesses separate from and independent of the other, each having its own separate management, employees, facilities and assets.

The AGL Board is aware of the importance and recognition of the "Alinta" brand in Western Australia. Accordingly, AGL intends to carry on Alinta's retail gas and electricity businesses in Western Australia under the Alinta brand. However, other than in Western Australia, AGL's intention is to conduct the energy businesses of the Merged Group under the AGL brand.

While AGL will operate the combined energy and infrastructure and services businesses as separate business units within AGL, there are certain services, such as information technology, human resources and other corporate functions which each of the combined businesses will need. To eliminate duplication and minimise costs, the combined energy businesses and combined infrastructure and services businesses will share these services under an internal shared services agreement.

AGL will continue to implement the cost savings programs it has identified in Section 5.5(b)(iii).

As outlined in Section 5.5(d)(ii), AGL expects that in combining the energy businesses and infrastructure and services businesses it will be able to achieve synergies by rationalising corporate and services functions.

It may be that as a result of the implementation of the costs savings programs and combining the two groups as outlined above, the employment positions of some employees become redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements.

4.5 Intentions for Alinta as a partly owned subsidiary

This Offer is subject to a minimum acceptance condition that AGL acquires a relevant interest in more than 90% (by number) of all Alinta Shares. As AGL does not currently

intend to waive this condition, it is not required to state what its intentions are concerning the businesses of Alinta in circumstances other than where it acquires a relevant interest in more than 90% (by number) of all Alinta Shares. In any event, AGL has not formed any intentions in the event that it acquires control but not full ownership of Alinta.

If AGL waives the 90% minimum acceptance condition, it will issue a supplementary bidder's statement outlining its intentions concerning the businesses of Alinta in circumstances where it obtains control but not full ownership of Alinta.

5 Financial Profiles

5.1 Financial profile of AGL Group

(a) Overview of pro forma AGL Group historical financial information

The income statement and balance sheet information for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the year ended 30 June 2005 for continuing operations (in each case excluding significant items). The significant items which have been excluded are set out in AGL's half year financial statements to 31 December 2005 and full year financial statements to 30 June 2005. The cash flow statements have been prepared on an AIFRS basis including significant items and including discontinued operations (including AGL's sale of its New Zealand business, NGC).

Figure 1 – Financial summary AGL Group continuing operations (excluding significant items)

Financial summary – AGL	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	2,086.7	3,876.1
EBITDA	462.4	781.1
EBIT	381.8	621.4
PAT	234.1	370.3
Net assets	4,675.0	
EPS (cents)	51.3	81.1
DPS (cents	31.0	63.0

Source: refer figure 4 and 5, Section 5.3

(b) AGL Group Pro forma consolidated historical financial information

Financial information relating to AGL stand alone, refers to AGL and its controlled entities on a consolidated basis and can be referenced, subject to adjustments relating to AGL's transition to AIFRS, to previously released results of AGL, with the income statements and balance sheet adjusted to reflect continuing operations and excluding significant items.

The following stand alone historical financial information relating to AGL has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);
- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6); and
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5).

after reflecting the pro forma adjustments detailed in Section 5.3.

The AGL financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to the historical results of AGL are set out in the audited financial statements for the year ended 30 June 2005 and the audited half year report attached to the Appendix 4D for the half year ended 31 December 2005, both of which can be found on the AGL website at www.agl.com.au.

The AGL Group pro forma consolidated historical financial information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(c) Basis of preparation

AGL's accounting policies

The accounting policies adopted by AGL in the preparation of the financial information for the year ended 30 June 2005 and for the half year ended 31 December 2005 are as set out in the AGL 31 December 2005 half year report which can be found on the AGL website at www.agl.com.au. The accounting policies disclosed in the 30 June 2005 published financial statements were based on AGAAP. A reconciliation of the year ended 30 June 2005 AGAAP financial statements to AIFRS financial statements was included in the consolidated financial report for the half year ended 31 December 2005. The comparative results included in this half year financial report were also restated to AIFRS.

(d) Management commentary on historical results

Sections 5.1(c)(i) and 5.1(c)(ii) set out a summarised management discussion and analysis on the results of AGL and its controlled entities for the financial periods outlined in Section 5.1 with minimal reference to comparative periods. The objective of this section is to outline the commercial context of the financial information presented and to describe the environment in which AGL was operating during the periods under review. The information presented includes significant items some of which are discussed in this section. Whilst the financial information in the remainder of Section 5.1 (other than Sections 5.1(c)(i) and 5.1(c)(ii)) excludes significant items before tax, this section continues to refer to them to provide a more meaningful background to the results of the operations of AGL during those periods but it should not be inferred that they will occur in the future. To assist the reader, the following table sets out a complete list of pre tax significant items included in the AGL financial statements for the half year ended 31 December 2005 and the year ended 30 June 2005:

Figure 2 – Significant items

Significant items before tax	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Electricity Networks		
Write down of electricity assets	-	-231.1
Merchant Energy		
Other	0.2	-
Energy Investments		
APT tax consolidation	4.8	-
New Zealand business		
Sale of NGC	-	628.2
Property		
Sale of land at Breakfast Point	-	14.7
Remediation and rehabilitation	-	-6.1
Unallocated items		
Demerger costs	-9.8	-
Property rationalisation	-	-9.4

(i) Half year ended 31 December 2005

Review of operations[1]

The Gas Networks' earnings EBIT of $68.1 million was impacted by lower residential volumes largely due to warmer weather and the implementation of the regulatory final decision handed down by IPART in June 2005 effective 1 July 2005 which resulted in a real reduction in average tariff prices by 4.1% and contract prices by 15.3%.

Electricity Networks' EBIT of $47.7 million was assisted by higher customer usage which included an abnormally warm month in December 2005 as well as the impact of the normal regulatory increases in network tariffs that applied to the 2005 calendar year.

Agility's EBIT of $31.9 million was influenced by costs associated with the integration of the acquisitions of two Queensland electricity contractors. In excess of $100 million of additional third party work has further boosted Agility's order book.

1. Extracted from Appendix 4D for the half year ended 31 December 2005.

Retail Energy's EBIT of $153.8 million resulted from lower electricity purchase costs despite the warm winter which reduced volumes.

Merchant Energy's EBIT of $34.4 million included an increased contribution from AGL's power generation business, including the LYP investment and a one month contribution from Southern Hydro acquired in November 2005.

Energy Investments' EBIT of $60.3 million included AGL's share of improved results from APT, ActewAGL, HC Extractions and Gas Valpo. The Elgas profit reduced during the period due to warmer weather which reduced volumes and increased margin pressure from continued high global LPG prices.

(ii) Year ended 30 June 2005

Review of operations[1]

The Gas Networks' EBIT of $132.4 million was affected by the warmest Sydney April and fifth warmest June in 144 years.

Electricity Networks' EBIT of ($152.3) (loss) million was affected by generally milder weather conditions throughout the year which reduced energy sales. This loss includes $231.1 million which was written off the carrying value of the Electricity Networks. This reassessment of fair value resulted from the tightening regulatory environment, particularly an unfavourable draft determination by the ESC on distribution charges for 2006 to 2010.

Agility's EBIT of $63.0 million benefited from a 6% increase in revenue and from cost saving initiatives.

AGL's energy sales and marketing business EBIT of $273.7 million[2] represented the combined Retail Energy and Merchant Energy business (which were only reported separately for the first time in the year beginning 1 July 2005). The result was impacted by an increasingly competitive environment, milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitory services following AGL's acquisition of Pulse Energy in 2002. LYP contributed $9.5 million for its first full year equity accounted contribution since it was acquired in April 2004.

Investments' EBIT of $94.0 million included: AGL's share of the APT result which improved due to the acquisition of the Goldfields Gas Transmission and Parmelia Pipelines in August 2004; a continued strong result from ActewAGL reflecting successful customer retention, lower operating costs and higher capital contributions revenue; Elgas EBIT was affected by warmer trading conditions in winter 2005 but this was offset by a stronger Australian dollar; HC Extractions' EBIT improved from favourable movements in the Saudi contract propane price; and Gas Valpo's EBIT was affected by the recommencement of gas restrictions from Argentina in the summer of 2005.

AGL sold its 66.05% interest in New Zealand business NGC, recording a pre-tax gain on sale of $628.2 million. AGL's consolidated EBIT included NGC's contribution from 1 July 2004 to 13 December 2004 (which amounted to $74.4 million).

[1] Extracted from Appendix 4E for the year ended 30 June 2005 and adjusted where appropriate for AIFRS changes.

[2] Includes AGL's power generation business ($32.6 million).

(e) Impact of Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement" ("AASB 139")

Effect of AASB 139 on the pro forma financial information

AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian equivalents to International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the 30 June 2005 year financial statements.

AIFRS transitional effect of AASB 139 on AGL (1 July 2005)

AGL uses energy derivatives to help manage exposures to wholesale electricity and oil and gas price fluctuations. These energy derivatives are mainly classified as cash flow hedges and any resulting fair value movements are eligible, subject to compliance with strict documentation and designation criteria, to be accounted for through the balance sheet rather than through the income statement. AGL has systems in place to manage energy derivatives, although such systems cannot, by themselves, eliminate potential income statement volatility arising from the effects of AASB 139. Following the transition to AASB 139 from 1 July 2005, the effects of the accounting standard are reflected in the financial statements for the half year ended 31 December 2005.

5.2 Financial profile of Alinta Group

Figure 3 – Financial summary – Alinta Group continuing operations (excluding significant items)

Financial summary – Alinta Group	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	599.7	919.9
EBITDA	139.0	211.1
EBIT	124.9	187.0
PAT	74.3	72.8
Net assets	1,161.3	
EPS (cents)	28.9	29.4
DPS (cents)	23.0[1]	48.0[2]

Source: refer Section 5.3

Notes:

1. Based on Alinta's proposed final dividend as per published data for the year ended 31 December 2005.
2. Based on Alinta's interim dividend from 2005 and final dividend from 2004 as per published data for the year ended 31 December 2005.

(a) Alinta Group pro forma consolidated historical financial information

Financial information relating to Alinta has been sourced from publicly available information. Where considered appropriate, AGL has adjusted certain Alinta financial

information based on AGL's industry knowledge and expertise. These pro forma adjustments are described in the notes to the financial tables in Section 5.3. The primary sources of information on Alinta used by AGL were as follows:

- Alinta's annual reports for the years ended 31 December 2005 and 31 December 2004;
- Alinta's results presentations for the years ended 31 December 2005 and 31 December 2004;
- Alinta's Appendix 4E for the years ended 31 December 2005 and 31 December 2004;
- Alinta's financial reports for the half year ended 30 June 2005 and the half year ended 30 June 2004;
- Alinta's results presentation for the half years ended 30 June 2005 and 30 June 2004;
- press releases and ASX announcements made by Alinta; and
- Alinta's Bidder's Statement dated 31 March 2006 .

AGL has not had access to information on Alinta other than that which is available in the public domain. AGL has not had access to the directors, management or staff of Alinta or to any Alinta budgets, work papers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Alinta. AGL does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

(b) Alignment of Alinta financial year end

AGL's financial year ends on 30 June while Alinta's ends on 31 December. The financial information, presented in respect of Alinta in this Bidder's Statement has been converted to a year ended 30 June 2005 and a half year ended 31 December 2005. To achieve this, the following recalculations were performed on published Alinta financial information:

- a pro forma half year ended 31 December 2005 was prepared by subtracting from the Alinta financial information for the year ended 31 December 2005, the equivalent Alinta financial information for the half year ended 30 June 2005; and
- a pro forma year ended 30 June 2005 was prepared by adding:
  - the Alinta financial information for the half year ended 30 June 2005 (as published); and
  - a half year ended 31 December 2004 which was prepared by subtracting from the Alinta financial information for the year ended 31 December 2004, the equivalent Alinta financial information for the half year ended 30 June 2004.

(c) Alinta Group pro forma consolidated historical financial information

Reference to financial information relating to Alinta stand alone refers to Alinta and its controlled entities on a consolidated basis. The following stand alone historical financial information has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);

- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6);

- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The Alinta financial information has been prepared in an abbreviated form and in the AGL reporting presentation format. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to Alinta's historical results are set out in the audited financial statements for the year ended 31 December 2005 and other financial information noted in Section 5.2.

The stand alone financial information relating to Alinta Group Pro Forma Consolidated Historical Financial Information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(d) Basis of preparation

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the year ended 31 December 2005 are set out in its financial statements for that period which can be found at the ASX website www.asx.com.au. As described in Section 5.1(b), the 2005 year was the transitional year for the introduction of the AIFRS regime.

(e) Management commentary on historical results

Year ended 31 December 2005[1]

The following information on Alinta has been extracted from Alinta's Bidder's Statement dated 31 March 2006:

Alinta's energy markets division

Revenue growth of 22% was driven by Western Australian (WA) retail sales:

- growth in gas customer numbers of 5% to 540,000 from a strong housing market;

- the retail gas business performance achieving a 6% increase in gas sales volumes to 50.8PJ from an increase in customer numbers and a colder than normal year (experienced in WA); and

- Alinta commencing supply of electricity into the WA retail market in July 2005 with power sourced from the Alinta wind farm and standby arrangements prior to the first cogeneration unit at Pinjarra coming on line in December 2005. Alinta's electricity base in WA grew to more than 1,000 customers during 2005.

1. This commentary has been extracted from the Alinta publicly available financial information for the year ended 31 December 2005. It has not been amended to reflect the restatement of Alinta's year end as outlined in Section 5.2(b).

The EBITDA margin fell from 9.8% in the year ended 31 December 2004 to 7.8% in the year ended 31 December 2005. EBITDA margins were impacted by the inclusion of $150.9 million (2004: $129.8 million) of revenue from the wholesale supply of energy at an EBITDA loss of ($12.1) million (EBITDA losses in the year ended 31 December 2004 were insignificant). The energy wholesale arrangements were put in place by the former owners of the ex-Duke Energy Pipelines (now owned by AIH). The EBITDA loss arises mainly from lower than anticipated gas sales growth from the Tasmanian gas reticulation network. The Tasmanian pipeline capacity sales are consistent with Alinta's expectations and plans have been implemented to reduce the size and duration of these losses. Excluding the impact of this wholesale agreement, retail EBITDA margins have remained stable at 9.9%.

WLPG

The Wesfarmers LPG contract operated on revised terms from 1 July 2005. Revenues from the WLPG contract fell by 14.4% to $74.8 million in the year ended 31 December 2005 reflecting a 30% reduction in LPG production to 221,000 tonnes, partially offset by the continued strength in world LPG prices (average price per tonne of US$433 in 2005 compared with US$350 in 2004).

The EBITDA contribution increased to $31.3 million for the year ended 31 December 2005. The EBITDA margin of WLPG was 42% on revenue of $74.8 million.

Alinta's energy distribution division

The performance of the WA gas network is driven by the same trends as the Alinta energy markets segment. Revenue growth of 4.5% was underpinned by growth in volumes of 4.9% to 32PJ, with the associated tariffs governed by a regulated access agreement.

The EBITDA margin improved from 70% to 73% reflecting the relatively stable cost structure of the business.

Alinta's asset management services division

The Alinta asset management division continues to be a major growth driver for Alinta with revenue increasing 27% to $474.7 million. Revenue growth has been underpinned by a number of new projects alongside the ongoing maintenance requirements:

- Alinta's network services business has developed and is managing the Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline. This $430 million expansion aims to increase the throughput of the pipeline by more than 100TJ/day. At present, the project is tracking in line with cost and time budgets. A further $1 million has been committed to the FEED of a potential Stage 5 expansion program that could see approximately $1.5 billion spent expanding the pipeline's capacity by 375TJ/day; and

- Alinta power services business has been managing the construction of the cogeneration units at Pinjarra throughout the year ended 31 December 2005. The status of these projects is discussed in 'Alinta's power generation division' below.

The EBITDA margin remained stable at 13%.

Alinta's power generation division

The financial performance of Alinta's power generation division is driven by Alinta's cogeneration units currently located at Alcoa's Pinjarra alumina refinery. Construction of unit 1 was substantially completed during the 2005 year. The commissioning process is currently nearing completion, and the plant has been operating at varying production levels, including

lengthy periods of full output, since December 2005. Steam is also now being supplied to Alcoa. Once the commissioning process is fully complete, the plant is intended to consistently operate at full output.

Given the focus on construction rather than operating activities during the year ended 31 December 2005, the earnings impact of Alinta's power generation division was minimal, with revenue of $0.7 million and an EBITDA loss of ($2.8) million. The EBITDA result includes a $2.5 million write down of a compressor unit purchased for the Alcoa generation project.

Alinta's other income/EBITDA

Other income/EBITDA primarily relates to corporate costs. The expenses in the year ended 31 December 2005 were higher than for other periods predominantly due to transaction costs arising on potential acquisitions and on the divestment of AIH. Transaction costs of $12.5 million were expensed in the year ended 31 December 2005 (2004: $2.1 million).

Share of net profit of associates

Alinta owns the following minority investments in infrastructure assets:

- 20% investment in AIH;
- 34% investment in United Energy;
- 20.1% investment in Multinet; and
- investment in the Dampier to Bunbury Natural Gas Pipeline of 7.4% as at 31 December 2005, with commitments to increase the investment to 20%.

In addition to the equity share of net profits from these investments, Alinta receives a $16.3 million preference dividend from United Energy that is treated as interest revenue in the financial statements. For the purposes of the pro forma results (in Alinta's Bidder's Statement), the dividend has been separately disclosed within total EBITDA as it forms part of the base returns derived from United Energy. All revenues from corporate, construction, operating and maintenance contracts associated with these assets are included in Asset Management Services segment above.

Depreciation

Growth in depreciation reflects continued capital expenditure across a number of key segments:

- expansion activities within Energy Distribution, reflecting continued capital investment in the network primarily due to new connections arising from the buoyant housing market in WA; and
- further investment and commissioning of the Alcoa cogeneration units from late 2005 onwards.

5.3 Pro forma Merged Group historical financial information

(a) General assumptions

(i) The financial data presented is on an AIFRS basis for continuing operations only and excluding significant items with the exception of the cash flow statement which has been prepared on an AIFRS basis including significant items and including discontinued operations.

(ii) The acquisition of Alinta by AGL is assumed to achieve a 100% acceptance rate.

(iii) Where an acquisition has been made by the Merged Group during a financial period, the financial impact will reflect the contribution to the group between the acquisition date and the period end.

(iv) The pro forma Merged Group historical financial information contained in this Section 5.3 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) Income statements – pro forma Merged Group historical financial information

Figure 4 – pro forma Merged Group historical income statements

Pro forma Merged Group	Half year ended 31 December 2005			Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group[6] $m
Continuing operations						
Revenue from ordinary activities[8]	2,086.7	599.7	2,686.4	3,876.1	919.9	4,796.0
Expenses from ordinary activities[8]	-1,670.2	-467.6	-2,137.8	-3,178.5	-718.4	-3,896.9
Equity accounted share of profits of associates and joint venture entities	45.9	6.9	52.8	83.5	9.6	93.1
Profit from ordinary activities before finance costs, depreciation and amortisation	**462.4**	**139.0**	**601.4**	**781.1**	**211.1**	**992.2**
Depreciation and amortisation	-80.6	-14.1	-94.7	-159.7	-24.1	-183.8
Profit from ordinary activities before finance costs	**381.8**	**124.9**	**506.7**	**621.4**	**187.0**	**808.4**
Finance costs	-55.1	-16.4	-71.5	-89.2	-67.9	-157.1
Profit from continuing operations before income tax expense	**326.7**	**108.5**	**435.2**	**532.2**	**119.1**	**651.3**
Income tax expense	-92.6	-34.2	-126.8	-161.9	-46.3	-208.2
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**234.1**	**74.3**	**308.4**	**370.3**	**72.8**	**443.1**
Earnings per share – excluding significant items						
EPS basic - continuing operations (cents)	51.3	28.9	[7]	81.1	29.4	[7]
DPS (cents)	**31.0**	**23.0**	[7]	**63.0**	**48.0**	[7]
Weighted average number of ordinary shares basic (millions)	**456.4**	**257.1**	[7]	**456.5**	**247.4**	[7]
Interest cover ratios						
EBITDA to interest (times)	**8.4**	**8.5**	**8.4**	**8.7**	**3.1**	**6.3**
EBIT to interest (times)	**6.9**	**7.6**	**7.1**	**7.0**	**2.8**	**5.1**

Notes:

1. AGL published data for the half year ended 31 December 2005 (continuing operations only and excluding significant items).
2. Refer Section 5.2(b).
3. There are no pro forma adjustments for the half year ended 31 December 2005.
4. AGL published data for the year ended 30 June 2005 (continuing operations only and excluding significant items).
5. Refer Section 5.2(b).
6. There are no pro forma adjustments for the year ended 30 June 2005.
7. Combined EPS and DPS have not been presented as their calculation will be dependent upon the capital structure of the Merged Group on which the AGL Board have yet to decide.
8. *Revenue and expense numbers in the above figure do not reflect a reinstatement of inter-segment revenues and* expenses eliminated on consolidation.

(c) Balance sheets – pro forma Merged Group historical financial information

Figure 5 – pro forma Merged Group historical balance sheets

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Current assets				
Cash and cash equivalents	251.6	626.2	-477.0	400.8
Receivables	880.8	574.3	-239.4	1,215.7
Inventories	12.1	5.7	-	17.8
Financial assets	90.7	-	-	90.7
Other	76.1	3.9	-	80.0
Total current assets	**1,311.3**	**1,210.1**	**-716.4**	**1,805.0**
Non-current assets				
Receivables	118.1	124.5	-	242.6
Equity accounted investments	997.2	218.1	-	1,215.3
Property, plant, equipment and oil and gas rights	4,590.6	833.0	812.0	6,235.6
Intangible assets	2,379.6	120.5	1,533.5	4,033.6
Tax assets	247.2	-	-	247.2
Financial assets	90.2	-	-	90.2
Other	27.7	52.2	-	79.9
Total non-current assets	**8,450.6**	**1,348.3**	**2,345.5**	**12,144.4**
Total assets	**9,761.9**	**2,558.4**	**1,629.1**	**13,949.4**
Current liabilities				
Payables	488.6	150.0	52.0	690.6
Interest bearing liabilities	1,667.9	77.3	-1,525.5	219.7
Financial liabilities	191.8	-	-	191.8
Provisions	58.7	88.2	-	146.9
Current tax liabilities	77.3	91.9	-	169.2
Other	3.7	65.7	-	69.4
Total current liabilities	**2,488.0**	**473.1**	**-1,473.5**	**1,487.6**
Non-current liabilities				
Interest bearing liabilities	1,352.1	815.4	3,180.2	5,347.7
Financial liabilities	213.5	-	-	213.5
Provisions	48.3	2.8	-	51.1
Tax liabilities	979.4	95.4	-	1,074.8
Other	5.6	10.4	-	16.0
Total non-current liabilities	**2,598.9**	**924.0**	**3,180.2**	**6,703.1**

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Total liabilities	**5,086.9**	**1,397.1**	**1,706.7**	**8,190.7**
Net assets	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Total equity	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Net debt to net debt plus equity (%)	**37.2**	**18.8***	**-**	**47.3**

* Alinta's net debt to net debt plus equity increased to approximately 63% following the acquisition of 19.9% of AGL in February 2006 which was partly funded by $1,200 million in debt.

Notes:

1 AGL published data for the half year ended 31 December 2005;

2 Refer Section 5.2(b);

3 Pro forma adjustments (Alinta adjustments sourced from the Alinta's Bidder's Statement dated 31 March 2006) include the following items:

- cash reduction includes: $572 million paid in February 2006 by Alinta for its investment in AGL; $49.1 million final dividend paid by Alinta for the year ended 31 December 2005 net of $11.1 million from the application of the dividend reinvestment plan; $1.7 million worth of Alinta reset preference share dividends paid in February 2006; $236.4 million of cash received by Alinta from AIH net of fees being receipt of a deferred settlement payment on the sale of assets to AIH; $141.3 million of interim dividends paid by AGL in March 2006 in respect of the year ending 30 June 2006 and Alinta's receipt of its share of this interim dividend ($28.1 million) and $22.6 million cash received in respect of ordinary shares issued by Alinta post 31 December 2005;
- receivables reduction is in respect of the cash received by Alinta from AIH for the deferred settlement on asset sales to AIH. No pro forma adjustment has been made in respect of the one-off fees incurred of $3 million (noted above);
- the increase in property, plant, equipment and oil and gas rights represents AGL's investment of 10% in the PNG Upstream Gas Project of $580 million. The remaining $232 million represents the fair value attributed to PP&E on acquisition of Alinta (refer Section 5.3(f) for further details);
- the increase in intangibles represents the excess of purchase price over the fair value of identifiable net assets on acquisition of Alinta (refer Section 5.3 (f) for further details) by AGL;
- the investment made by Alinta in AGL totalling $1,772 million does not appear as it eliminates on the consolidation of the Merged Group;
- the increase in payables of $52 million reflects the contingent payment on the PNG Upstream Gas Project;
- the decrease in current interest bearing liabilities reflects a reclassification of the $1,452.2 million of debt raised to acquire Southern Hydro (refer below) and a reduction of $73.3 million in connection with a conversion of Alinta's reset preference shares to ordinary shares on acquisition of Alinta; and
- the increase in non-current interest bearing liabilities represents the reclassification from current interest bearing liabilities of the $1,452.2 million of debt raised to acquire Southern Hydro. This debt has been refinanced in February 2006 with a syndicated bank loan with an average of 3.25 years repayment term and accordingly has been reclassified from current to non-current. This is on the assumption that the Merged Group is subsequently demerged into separate infrastructure and energy businesses. Should the demerger not proceed, the existing debt will be repayable in November 2006 although AGL would then seek to refinance the debt to achieve a similar average maturity profile. Also included is the $528 million for the PNG Upstream Gas Project and the $1,200 million additional debt raised by Alinta to fund its 19.9% acquisition in AGL. For the purposes of the pro forma adjustments, it is assumed that the shares held by Alinta in AGL will be cancelled and the related debt raised by Alinta to fund that acquisition would remain as a non-current liability. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL shares that are held by Alinta.

(d) Cash flow statements – pro forma Merged Group historical financial information

Figure 6 – pro forma Merged Group historical cash flow statements

Pro forma Merged Group	Half year ended 31 December 2005				Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m	AGL[1] $m	Alinta[2] $m	Merged Group $m
Cash flows from operating activities							
Receipts from customers	2,494.4	660.9	-	3,155.3	4,842.3	1,101.1	5,943.4
Payments to suppliers and employees	-2,149.5	-478.0	-	-2,627.5	-4,139.5	-811.0	-4,950.5
Dividends received	46.5	5.9	-	52.4	92.7	7.9	100.6
Interest received	13.2	30.9	-	44.1	25.0	46.0	71.0
Finance costs paid	-54.5	-76.4	-	-130.9	-116.1	-123.9	-240.0
Income tax paid	-106.4	-21.5	-	-127.9	-147.0	-97.0	-244.0
Net cash provided by operating activities	**243.7**	**121.8**	**-**	**365.5**	**557.4**	**123.1**	**680.5**
Cash flows from investing activities							
Payment for property, plant, equipment and oil and gas rights	-186.2	-103.9	-528.0	-818.1	-197.5	-102.4	-299.9
Payment for investments	-	-65.6	-1,772.0	-1,837.6	-22.0	-23.4	-45.4
Payment for intangible assets	-	-12.1	-	-12.1	-0.2	-11.5	-11.7
Payment for purchase of controlled entities	-1,461.2	-	-	-1,461.2	-19.0	-	-19.0
Loans advanced	-5.6	-	-	-5.6	-18.2	-	-18.2
Proceeds from sale of property, plant and equipment	0.6	-	-	0.6	47.4	1.3	48.7
Proceeds from disposal of investments	-	-	-	-	1.1	1.1	2.2
Proceeds from sale of controlled entities	-	336.8	-	336.8	777.8	147.1	924.9
Proceeds from loan repayments	0.2	-	236.4	236.6	20.1	-	20.1
Net cash (used in) provided by investing activities	**-1,652.2**	**155.2**	**-2,063.6**	**-3,560.6**	**589.5**	**12.2**	**601.7**
Cash flows from financing activities							
Proceeds from issue of shares	-	4.6	33.7	38.3	-	16.8	16.8
Capital return	-	-	-	-	-228.7	-	-228.7
Payment for share buy-back	-14.0	-	-	-14.0	-	-	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,625.4	636.8	1,728.0	3,990.2	445.4	432.5	877.9
Payment for deferred borrowing costs	-	-1.1	-	-1.1	-	-	-
Repayment of borrowings and hedge payments on foreign currency borrowings	-182.6	-558.8	-	-741.4	-539.2	-378.1	-917.3
Share issue costs	-	-	-	-	-	-14.3	-14.3
Dividends paid	-146.0	-44.4	-175.1	-365.5	-448.6	-94.3	-542.9
Net cash provided by (used in) financing activities	**1,282.8**	**37.1**	**1,586.6**	**2,906.5**	**-771.1**	**-37.4**	**-808.5**
Net increase (decrease) in cash held	**-125.7**	**314.1**	**-477.0**	**-288.6**	**375.8**	**97.9**	**473.7**
Cash at the beginning of the financial period	**377.0**	**312.8**	**-**	**689.8**	**1.4**	**214.4**	**215.8**
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.3	-0.7	-	-0.4	-0.2	0.5	0.3
Cash at the end of the financial period	251.6	626.2	-477.0	400.8	377.0	312.8	689.8

Notes:

1 AGL published data for the half year ended 31 December 2005.

2 Refer Section 5.2(b).

3 Pro forma adjustments include the following items:

- payment for property, plant, equipment and oil and gas rights represents AGL's investment in the PNG Upstream Gas Project ($528 million);
- payments for investments represents Alinta's 19.9% investment in AGL ($1,772 million);
- proceeds from loan repayments are the receipt by Alinta of the AIH receivable ($236.4 million, net of fees);
- proceeds from issue of shares represents Alinta's assumed dividend reinvestment ($11.1 million) and $22.6 million in respect of ordinary shares issued by Alinta post 31 December 2005;

- proceeds from borrowings represent the debt raised by AGL to invest in the PNG Upstream Gas Project $528 million and the debt raised by Alinta to fund its 19.9% investment in AGL ($1,200 million); and
- dividends paid represent AGL's interim dividend of $113.2 million (gross dividend $141.3 million less the AGL dividend received by Alinta of $28.1 million (refer figure 5, note 3)) and Alinta's final dividend of $60.2 million net of dividend reinvestment and Alinta's preference share dividend of $1.7 million.

4 AGL *published data for the year ended 30 June 2005.*

5 Refer Section 5.2(b).

6 There are no pro forma adjustments made for the year ended 30 June 2005.

(e) Accounting policy difference note

An analysis has been undertaken of Alinta's accounting policies as compared with those of AGL. No significant differences were identified that would have a material impact on the integrity of the financial information presented in this section.

(f) Value of AGL's Offer

Ultimately, the value of AGL's Offer will depend on the AGL Share price. For the purposes of calculating AGL's acquisition cost of Alinta, the following assumptions have been made.

AGL will acquire all of Alinta's issued capital inclusive of outstanding reset preference shares and options, equating to approximately 275 million shares by offering 0.564 AGL Shares for each Alinta Share. This equates to the issue of approximately 155 million AGL Shares at a price of $19.14 (as per AGL Offer of 13 March 2006 less the dividend paid on 23 March 2006 of 31 cents per share) totalling $2,969 million. Based on Alinta's pro forma net assets of $1,203.5 million this gives rise to an excess amount of $1,765.5 million which has been attributed to an increase in the fair value of property, plant, equipment and oil and gas rights totalling $232.0 million and intangible assets of $1,533.5 million.

Following the completion of AGL's Offer, work will commence to finalise the assignment of these fair values to the Alinta Group's identifiable assets, liabilities and contingent liabilities. For this reason, the accounting entries for the acquisition by AGL have been determined provisionally by allocating the full difference between fair value and book value to property, plant, equipment and oil and gas rights and intangible assets in the financial information presented in this statement.

5.4 Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure

(a) Basis of preparation

Presented in this Section 5.4 is financial information showing the Merged Group separated into an infrastructure business (AGL/Alinta Infrastructure) and an energy business (AGL/Alinta Energy). This is provided to facilitate a view of the financial information relating to the two separate businesses. In the circumstance where AGL is successful in its intentions to undertake the Post-Bid Demerger of the combined infrastructure businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta, as further outlined below and in Section 4.

Relevant pro forma adjustments have been made to present the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses separately. The following pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure financial information has been presented:

- income statements for AGL/Alinta Energy for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);
- income statements for AGL/Alinta Infrastructure for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);

- balance sheet for AGL/Alinta Energy as at 31 December 2005 (figure 8); and
- balance sheet for AGL/Alinta Infrastructure as at 31 December 2005 (figure 8),

after reflecting the pro forma adjustments detailed in figures 7 and 8.

This financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

The financial information outlined in this Section 5.4 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) AGL's intentions

AGL seeks to acquire a relevant interest in more than 90% (by number) of Alinta's shares and to then compulsorily acquire all outstanding Alinta Shares, Alinta reset preference shares and Alinta Options. AGL then intends to undertake the Post-Bid Demerger.

Information in this Section 5.4 should not be interpreted to suggest that AGL will be successful in its intention to undertake the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Federal Court of Australia. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

Regardless of whether AGL's intention of a Post-Bid Demerger is effected, AGL intends to operate the AGL/Alinta business as two distinct business units consistent with the information set out in Section 5.4.

(c) Income statements – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 7 – Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure income statements

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure	Half year ended 31 December 2005			Year ended 30 June 2005		
	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m
Continuing operations						
Revenue from ordinary activities[6]	2,686.4	2,264.3	638.8	4,796.0	4,123.7	1,116.8
Expenses from ordinary activities[6]	-2,137.8	-2,005.2	-349.3	-3,896.9	-3,740.4	-601.0
Equity accounted share of profits of associates and joint ventures entities	52.8	34.4	18.4	93.1	60.6	32.5
Profit from ordinary activities before finance costs, depreciation and amortisation	**601.4**	**293.5**	**307.9**	**992.2**	**443.9**	**548.3**
Depreciation and amortisation	-94.7	-26.4	-68.3	-183.8	-48.5	-135.3
Profit from ordinary activities before finance costs	**506.7**	**267.1**	**239.6**	**808.4**	**395.4**	**413.0**
Finance costs[4]	-71.5	35.2	-106.7	-157.1	-66.4	-90.7
Profit from continuing operations before income tax expense	**435.2**	**302.3**	**132.9**	**651.3**	**329.0**	**322.3**
Income tax expense[5]	-126.8	-84.7	-42.1	-208.2	-92.1	-116.1
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity[7]	**308.4**	**217.6**	**90.8**	**443.1**	**236.9**	**206.2**

Notes:

1. Refer Section 5.3 (b) and note 6 below.
2. In arriving at the pro forma AGL/Alinta Energy business, the AGL business segments included were: Retail Energy, Merchant Energy, the ActewAGL retail partnership, APT and associated management contracts, Elgas, HC Extractions and a 70% share of AGL's unallocated items. The Alinta business segments included were: Alinta's power generation business, Energy Sales, Investments and a 30% share of Alinta's unallocated items.
3. In arriving at the pro forma AGL/Alinta Infrastructure business, the AGL business segments included were: Gas Networks, Electricity Networks, Agility, ActewAGL distribution partnership, Gas Valpo, Property, Telecommunications and a 30% share of AGL's unallocated items. The Alinta business segments included were: WLPG, Energy Distribution, Asset Management Services and a 70% share of Alinta's unallocated items.
4. The AGL/Alinta Energy finance costs for the half year ended 31 December 2005 were derived as follows:
   - cash of approximately $1.9 billion to be used to fund the acquisition of Southern Hydro and the PNG Upstream Gas Project by AGL Energy has been assumed to be on deposit from 1 July 2005 to the date of finalising the acquisitions. In addition AGL Energy is assumed to maintain throughout the year the level of net debt consistent with the Original AGL Demerger ($296.0 million);
   - Alinta Energy net debt has been sourced from Alinta's Bidder's Statement; and
   - the AGL/Alinta Infrastructure finance costs as at 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance costs allocation described above.

   The Merged Group finance costs for the year ended 30 June 2005 have been allocated based on the respective net debt positions of the AGL and Alinta energy and infrastructure businesses at that date. The AGL Energy net debt is assumed to be at the same level as described in the Original AGL Demerger ($296.0 million). Alinta Energy net debt (based on 31 December 2005 data) has been sourced from Alinta's Bidder's Statement. The AGL/Alinta Infrastructure finance costs for the half year ended 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance cost allocation described above.
5. Income tax expense for the Energy business was calculated on the profit from continuing operations before income tax expense at an effective tax rate of 28%. The Infrastructure income tax expense is the Merged Group income tax expense less the Energy business calculated amount after adjusting for the tax effect of significant items and the significant items arising from tax consolidation of $52.9 million in the half year to 31

December 2005 and $64.8 million in the year to 30 June 2005. Details of these significant items are included in the financial reports of the respective periods.

6 Revenue and expense numbers for AGL/Alinta Energy and AGL/Alinta Infrastructure reflect the reinstatement of inter-segment revenues and expenses that would become external on separation. Alinta revenue and expense numbers for the Alinta energy and infrastructure operations were sourced from Alinta published data for these demerged entities (refer Section 5.2) and it has been assumed that any necessary reinstatement has occurred. These intersegment transactions are eliminated on consolidation of the Merged Group result and as a result the aggregation of the AGL/Alinta Energy and AGL/Alinta Infrastructure revenue and expense numbers will exceed the group total.

7 AGL/Alinta Energy and AGL/Alinta Infrastructure PAT analysis is summarised in the following table:

PAT analysis	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
PAT – AGL Energy	192.1	223.5
PAT – Alinta Energy	25.5	13.4
PAT – AGL/Alinta Energy	217.6	236.9
PAT – AGL Infrastructure	42.0	146.9
PAT – Alinta Infrastructure	48.8	59.3
PAT – AGL/Alinta Infrastructure	90.8	206.2

(d) Balance sheets – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 8 – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure balance sheets

Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure	As at 31 December 2005		
	Merged Group[1] $m	AGL/Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m
Current assets			
Cash and cash equivalents[4]	400.8	275.5	125.3
Receivables	1,215.7	1,097.8	117.9
Inventories	17.8	11.8	6.0
Financial assets	90.7	87.0	3.7
Other	80.0	59.8	20.2
Total current assets	**1,805.0**	**1,531.9**	**273.1**
Non-current assets			
Receivables	242.6	242.2	0.4
Equity accounted investments	1,215.3	556.8	658.5
Property, plant, equipment and oil and gas rights	6,235.6	2,010.7	4,224.9
Intangible assets	4,033.6	2,673.2	1,360.4
Tax assets	247.2	165.7	81.5
Financial assets	90.2	78.6	11.6
Other	79.9	67.3	12.6
Total non-current assets	**12,144.4**	**5,794.5**	**6,349.9**
Total assets	**13,949.4**	**7,326.4**	**6,623.0**
Current liabilities			
Payables	690.6	563.7	126.9
Interest bearing liabilities[4]	219.7	3.4	216.3
Financial liabilities	191.8	191.8	-
Provisions	146.9	118.1	28.8
Current tax liabilities	169.2	121.5	47.7
Other	69.4	67.8	1.6
Total current liabilities	**1,487.6**	**1,066.3**	**421.3**
Non-current liabilities			
Interest bearing liabilities[4]	5,347.7	1,702.5	3,645.2
Financial liabilities	213.5	184.2	29.3
Provisions	51.1	24.6	26.5
Tax liabilities	1,074.8	242.1	832.7
Other	16.0	15.4	0.6
Total non-current liabilities	**6,703.1**	**2,168.8**	**4,534.3**
Total liabilities	**8,190.7**	**3,235.1**	**4,955.6**
Net assets	**5,758.7**	**4,091.3**	**1,667.4**

Notes:

1 Refer Section 5.3, figure 5.

2 *Refer Section 5.4(c), note 2.*

3 Refer Section 5.4(c), note 3.

4 Net debt for AGL/Alinta Energy is based on the aggregate of the net debt for Alinta's Energy segments (per Alinta Bidder's Statement) and net debt of $296 million (comprising cash and cash equivalents of $9.4 million less interest bearing liabilities of $305.4 million) in respect of the AGL Energy segments.

5.5 Forecasts

(a) Overview

The Original AGL Demerger plan involved the separation of AGL's energy and infrastructure businesses by way of a demerger to create two distinct and stand alone business entities, AGL Energy and AGL Infrastructure. Notwithstanding that the physical separation of these businesses has not occurred, AGL has internally restructured to enable its energy and infrastructure businesses to be managed and reported as separate businesses. Should the AGL Offer be successful, AGL intends to seek shareholder approval to demerge the Merged Group into separate energy and infrastructure entities. As a result, AGL considers that the most appropriate way to present the financial profiles for AGL, Alinta and for the Merged Group is to show the consolidated information as well as the separation into energy and infrastructure businesses.

Information in this Section 5.5 should not be interpreted to suggest that AGL will be successful in implementing the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Court. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

AGL's business composition as presented in the Original AGL Demerger proposal has been adjusted to reflect the business structures as set out in Section 4 of this Bidder's Statement. This means that the financial information presented in this Section 5.5 reflects the inclusion of the following businesses in AGL Energy rather than AGL Infrastructure:

- AGL's 30% investment in APT; and
- the Agility asset management contracts relating to APT.

The financial information in this Section 5.5 has been prepared to show the financial profile of:

- AGL and its energy and infrastructure businesses;
- Alinta and its energy and infrastructure businesses; and
- the pro forma Merged Group including separation into energy and infrastructure businesses.

The pro forma forecast financial information has been prepared on the basis that AGL acquires 100% of Alinta on 1 July 2006. The forecast income statements for AGL, Alinta and the Merged Group are presented before significant items, which will include costs incurred by AGL relating to the Original AGL Demerger proposal and the AGL Offer and in considering the Alinta Bid and costs incurred by Alinta relating to the Alinta Bid and in considering the AGL Offer. Relevant pro forma adjustments have been made to present the financial information for the Merged Group.

The pro forma forecasts provided in this Section 5 have been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure B.

(b) AGL stand alone forecasts

The financial forecasts for AGL for the 2006 financial year reflect AGL's actual half year result to 31 December 2005 and a forecast for the six months to 30 June 2006. In preparing forecasts for the second half of the 2006 financial year and for the 2007 financial year, AGL has considered its actual operating results and trading conditions for the three months to 31 March 2006.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project;
- the regulatory price paths for AGL's Gas Networks and Electricity Networks, which came into effect on 1 July 2005 and 1 January 2006 respectively; and
- debt structures consistent with the nature of the businesses and anticipated funding required for identified future development and growth opportunities.

(i) AGL financial forecasts

Figures 9 to 11 show AGL's 2006 and 2007 forecast income statements.

Income statements

Figure 9 – AGL Group

AGL Group	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue[1]	4,245	4,711
EBITDA	963	1,198
EBIT	749	904
Finance costs	-159	-222
Tax	-182	-242
PAT	**408**	**440**
EPS (cents)	**89.5**	**96.5**
DPS (cents)[2]	**67.5**	**79.5**

Notes:

1 Inter entity sales between AGL Infrastructure and AGL Energy have been eliminated.

2 The dividend forecasts are consistent with the top end of the range forecast for the Original AGL Demerger. The 2006 pro forma dividend includes AGL's interim dividend of 31 cents per share paid in March 2006.

Figure 10 – AGL Energy

AGL Energy	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,898	4,357
EBITDA		
Retail Energy		
AGL[1]	200	205
ActewAGL	11	11
Elgas	12	14
Retail Energy total	223	230
Merchant Energy[1]		
Wholesale gas and electricity	85	86
Power generation	89	130
Upstream gas	110	270
Merchant Energy total	284	486
Related investments	37	35
Other	2	6
Total EBITDA	**546**	**757**
EBIT	451	592
Finance costs[2]	18	-38
Profit before tax	469	554
Tax	-149	-206
PAT	**320**	**348**
EPS (cents)	**70.2**	**76.3**

Notes:

1 Allocation of forecasts for AGL's integrated energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities.

2 The 2006 pro forma finance costs assume cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made.

Figure 11 – AGL Infrastructure

AGL Infrastructure		Year ending 30 June 2006 Pro forma $m		Year ending 30 June 2007 Pro forma $m
Sales revenue		767		778
EBITDA				
Agility		58		67
Gas Networks		193		197
Electricity Networks		103		101
Investments				
ActewAGL distribution	33		35	
Gas Valpo	15		17	
Power generation (contracted)	14		21	
Total investments		62		73
Other		1		3
Total EBITDA		**417**		**441**
EBIT		298		312
Finance costs[1]		-177		-184
Profit before tax		121		128
Tax		-33		-36
PAT		**88**		**92**
EPS (cents)		**19.3**		**20.2**

Note:

1 The 2006 pro forma finance costs are based on the AGL Group pro forma finance costs less AGL Energy's pro forma finance costs, assuming the completion of the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for AGL Energy and AGL Infrastructure for the years ending 30 June 2006 and 30 June 2007 are set out below. Key assumptions are set out in Section 5.5(b)(iv).

AGL Energy

Business unit	Key Item
Retail Energy	- EBITDA growth of approximately 2.5% from 2006 to 2007 for AGL's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions.
	- Gas sales volumes in the mass market segment are forecast to be relatively flat, with losses in incumbent markets of New South Wales and Victoria largely offset by increases in South Australia.
	- Electricity volumes in the mass market segment are forecast to increase by around 3% per year, with losses in South Australia and Victoria more than offset by gains in other states, particularly New South Wales.
	- Forecast prices in states where AGL is the incumbent energy retailer are based on the price path determined by the regulator in each state. In New South Wales, prices are forecast to increase in line with CPI. In states where AGL is not the incumbent retailer, AGL's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states.
Merchant Energy	- The 2006 forecasts include the initial seven months of AGL ownership of the Southern Hydro power stations.
	- AGL's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power station.
	- The 2006 forecasts include the initial contribution from AGL's 10% equity interest in the PNG Upstream Gas Project, following finalisation of the terms of this acquisition on 16 January 2006.
	- The forecasts also include the benefits of the LYP refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders.
	- The acquisitions of Southern Hydro and a 10% equity interest in the PNG Upstream Gas Project provide AGL with substantial additional earnings over the forecast period compared to the 2005 financial year.
Related investments	- Related investments includes AGL's 30% stake in APT and that part of AGL's Agility business that provides asset operations and maintenance services to APT.
Finance costs	- AGL Energy is forecast to have net debt of approximately $571 million at 30 June 2006, after completion of the acquisitions of Southern Hydro and the 10% equity interest in the PNG Upstream Gas Project.
	- The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	- The effective tax rate on AGL's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL's acquisition cost being

Business unit	Key item
	higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%. - This results in an effective tax rate for AGL Energy increasing from approximately 28% for the 2005 financial year to approximately 32% and 37% in the 2006 and 2007 financial years respectively. This is expected to normalise outside of the forecast period as the contribution from other businesses, including PNG gas revenue increases proportionally to PNG oil revenue.

AGL Infrastructure

Business unit	Key item
Gas Networks and Electricity Networks	- The current regulatory pricing period for Gas Networks commenced on 1 July 2005, resulting in lower tariffs. As a result, EBITDA for Gas Networks in the 2006 financial year is anticipated to be below that of the prior year, before increasing in the 2007 financial year. - Gas transported is below the forecast volumes used by the regulator in setting the price path. This is due to adverse weather conditions and recent community focus on water conservation reducing gas used in hot water heating. - The current regulatory pricing period for Electricity Networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA for Electricity Networks in the 2006 and 2007 financial years is anticipated to be below the 2005 and 2006 financial years respectively.
Agility	- Agility is forecast to continue to grow due to sustained demand for its services driven by recent acquisitions in Queensland and WA, together with the large capital expenditure programs of owners of energy infrastructure assets. - AGL Infrastructure's Agility operations exclude the Agility contracts with APT, which is included in AGL Energy.
Power generation (contracted)	- The 2006 forecast includes the initial seven months of AGL Infrastructure's ownership of the Wattle Point Wind Farm, acquired as part of the Southern Hydro portfolio. - The output and renewable energy benefits from the Wattle Point Wind Farm are contracted to AGL Energy.
Finance costs	- Approximately 95% of AGL Infrastructure's debt is hedged over the forecast period, with the total debt funding cost being approximately 6.4% per annum. - AGL Infrastructure is forecast to have net debt of approximately $2,831 million at 30 June 2006.
Tax	- AGL Infrastructure's effective tax rate is slightly below 30% due to the lower tax rate in Chile.

(iii) AGL cost saving programs

AGL's detailed analysis of cost savings was further refined as part of the Original AGL Demerger proposal and the cost savings estimates set out below are consistent with that work. The distribution of these savings between AGL Energy and AGL Infrastructure is, therefore, reflective of the allocation of corporate services and costs contemplated for the Original AGL Demerger, which included assuming an appropriate structure for AGL Infrastructure from day one. AGL's cost savings programs are expected to result in substantial sustainable benefit for AGL. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. A summary of the cost saving programs is set out below:

Figure 12 - Cost saving programs overview

Retail Energy **$50 to 60 million**	**AGL Infrastructure** **$15 to 20 million**	**Corporate** **$10 million**
- **Retail processes:** ▪ $20 million per annum from 2008 onwards; and ▪ no capital requirement. - **Systems:** ▪ $30 to 40 million per annum from 2008 onwards; and ▪ $80 to 100 million capital required.	- $15 to 20 million per annum forecast by 2009: ▪ productivity process improvements; and ▪ property and site rationalisation.	- AGL overhead: ▪ $10 million from 2008 onwards as a result of IT efficiencies once functions are separated into energy and infrastructure businesses.

Retail Energy

The benefits which are expected to arise from cost saving initiatives in Retail Energy result from the following areas:

Function	Objective	Key focus	Benefits $m
Marketing	Product rather than brand awareness	Streamline marketing teams	6.1
Sales	Focused set of four or five core products	Low cost channels for customer acquisition and retention	1.7
Customer transfers	Eliminate manual processing	Align with sales function to ensure "first-time-right" processing	4.5
Customer enquiries	Segment customers to differentiate service and promote products	First call resolution	12.7
Customer retention	Reduce churn	Focused retention initiatives	3.0
Meter to bill	Introduce automated	Introduce single billing platform	5.5

Function	Objective	Key focus	Benefits $m
	bill		
Bill to cash	Improve cash flow	Introduce preventative credit measures	12.9
Business support and systems	Implement common processes	People empowered and incentivised to implement and realise benefits	8.6
Total			**55.0**

It is estimated that a reduction in full time equivalent positions of approximately 400 (from approximately 1,250 to 850 people) will be realised as a result of these initiatives. This reduction will be primarily achieved through natural attrition and reduction in new hiring, rather than from a major redundancy program.

AGL Infrastructure

Agility has a continuing program in place which is focused on obtaining efficiency improvements through business and process redesign and rationalisation. These initiatives are anticipated to result in additional annual savings of about $17 million by the 2009 financial year. These savings will predominantly be achieved by the implementation of resource scheduling optimisation programs which will enable skilled employees to be redirected to growth based works. As Agility operates in a labour constrained environment, this optimisation of skilled employee usage will provide Agility with a significant competitive advantage given its scale and the geographic dispersion of its workforce. Other cost savings will be achieved by a reduction in employee numbers, rationalisation of the number of depots and offices used in the business and a reduction in corporate overheads, mainly through technology and procurement initiatives.

AGL Infrastructure cost savings	2007 $m	2008 $m	2009 $m
Annual savings	7.0	12.0	17.0

Corporate

In conjunction with AGL's intention to demerge into separate energy and infrastructure businesses, a program was commenced to prepare systems, processes and structures for the transition to separation of AGL Energy and AGL Infrastructure.

From 2008 onwards, $10 million per annum is anticipated to be saved as a result of process redesign and IT efficiencies. The two businesses will have very different IT platform requirements. AGL Infrastructure will operate using an efficient technology platform which will complement the regulated and established nature of its business. AGL Energy will use appropriate IT systems to integrate the business.

(iv) Key assumptions used in determining the forecasts

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature,

subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;
- customer churn is consistent with levels over the last two years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;
- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting are consistent with levels experienced over the last 18 months;
- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;
- wholesale gas purchase costs are consistent with existing long term supply contracts;
- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;
- crude oil volumes from the PNG Upstream Gas Project are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in that project and that revenue from this investment is substantially hedged;
- operating performance and costs from all of AGL Energy's power generation units remain in line with recent historic performance;
- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions may have become redundant following any demerger or due to cost saving initiatives) and with those for the half year ended 31 December 2005;
- approximately 70% of historic AGL Group corporate costs are allocated to AGL Energy;
- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;
- the operating results, cash flows, franking and financial position of AGL Energy's investment in APT are in line with market outlook statements made by APT;
- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which could have a material effect on AGL Energy's financial results, including cash flows;

- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been reflected in the forecasts;

- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;

- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;

- no significant changes occur in the competitive landscape of the Australian or any other jurisdiction energy industry; and

- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which could have a material impact on AGL Energy's financial results, cash flows and franking.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility, which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for the Gas Networks and the Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the three months to 31 March 2006;

- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and WA;

- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled investments are in line with the current estimates provided by the management of these businesses;

- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;

- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 384 Chilean pesos to the Australian dollar for the forecast period;

- approximately 30% of historic AGL Group corporate costs have been allocated to AGL Infrastructure;

- AGL Infrastructure retains sufficient funding capacity to support debt funding to the majority of its growth related network capital expenditure;

- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions may have become redundant following any demerger in respect of cost saving initiatives) and with those for the half year ended 31 December 2005;

- there is an average total debt funding cost of approximately 6.4% per annum based on the debt facilities included in the pro forma balance sheet continuing on their current terms. This includes an assumed hedging level of 95% for the forecast period;

- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature occur to AGL Infrastructure's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Infrastructure's financial results, including cash flows;

- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;

- no material legal claims or liabilities arise that impact on AGL Infrastructure which have not previously been recognised;

- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and

- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

(v) Sensitivity analysis

The forecast financial information in Section 5.5(b)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(b)(iv). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

AGL Energy

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in this segment is less intense than the mass market segment due to lower margins;
- oil earnings from the PNG Upstream Gas Project are substantially hedged;
- wholesale gas supply costs are largely established under long term contracts;
- wholesale electricity supply requirements are hedged via AGL's physical generation capability and contracts with external parties.
- AGL Energy's results can be materially impacted by changes to mass market customer load requirements, particularly during extreme weather conditions. To highlight the impact on a full year forecast, this sensitivity is presented for the 2007 financial year:
- a 1% change in mass market electricity volumes would result in a change to EBITDA of $3.5 million; and
- a 1% change in mass market gas volumes would result in a change to EBITDA of $2.9 million.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced with physical generation capacity from the Southern Hydro plants.

AGL Infrastructure

AGL Infrastructure's EBITDA has protection from significant variability because:

- EBITDA from businesses where tariffs are set under regulated price paths or long term contracts are anticipated to contribute over 75% of 2007 EBITDA; and
- Approximately 95% of debt is hedged.

The key sensitivity for AGL Infrastructure during the 2007 financial year is the volume of gas and electricity transported on its network assets. The analysis below shows the impact on EBITDA of a change in gas and electricity volumes:

- a 1% change in gas volumes would result in a change to EBITDA of approximately $2.9 million; and
- a 1% change in electricity volumes would result in a change to EBITDA of approximately $1.8 million.

(c) Alinta stand alone pro forma forecasts

AGL has based its Alinta forecasts for the 2007 financial year on the information disclosed by Alinta in Alinta's Bidder's Statement relating to the calendar years ending 31 December 2006 and 2007 and other publicly available information. The information on Alinta used to prepare pro forma financial forecasts for the 2007 financial year included:

- Alinta Bidder's Statement;
- Alinta's half year and annual reports and results presentations;
- broker reports prepared on Alinta; and
- AGL's financial model prepared on Alinta, which has been based on publicly available information and AGL's industry knowledge and expertise.

(i) Pro forma financial forecasts

Figure 13 shows Alinta's pro forma income statement for the year ending 30 June 2007, presented to EBIT level.

Figure 13 – Alinta Group pro forma income statement

Year ending 30 June 2007 Pro forma	Alinta Energy $m	Alinta Infrastructure $m	Alinta Group $m
Sales revenue[1]	743	815	1,558
EBITDA			
Energy markets	61	-	61
WLPG	26	-	26
Energy distribution	-	83	83
Asset management services	-	80	80
Power generation	-	29	29
Share of net profit of associates	-	17	17
Other[2]	-8	-19	-27
Total EBITDA	**79**	**190**	**269**
EBIT	n/a	n/a	227

Notes:

1 Inter-entity sales have not been eliminated from the total.

2 Corporate costs allocated 30% to Alinta Energy and 70% Alinta Infrastructure.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for Alinta Energy and Alinta Infrastructure for the year ending 30 June 2007 is set out below. Key assumptions are set out in Section 5.5(c)(iii).

Alinta Energy

Business unit	Key item
Energy markets	- Alinta increased its gas customer numbers to approximately 540,000 at 31 December 2005, driven by the strong WA housing market. - Alinta forecast growth in gas sales volumes of approximately 4.8% and 0.7% in the years ending 31 December 2006 and 2007 respectively. Total gas sales volumes are forecast to grow from 50.8PJ in the year ended 31 December 2005 to 53.4PJ in the year ending 30 June 2007. - Alinta commenced supplying electricity into the WA retail market in July 2005 and at 31 December 2005, Alinta had approximately 1,000 electricity customers in WA. - Electricity sales volumes are forecast to increase following commissioning of cogeneration units at Pinjarra, with estimated sales of 2,118GWh in the year ending 30 June 2007.
WLPG	- The terms of the Wesfarmers LPG contract were revised effective 1 July 2005, which is forecast to result in EBITDA for the year ending 30 June 2007 being below that for the 2005 calendar year.

Alinta Infrastructure

Business unit	Key item
Energy distribution	- Gas transportation volumes for Alinta's WA gas distribution network are driven by the same trends as the Energy markets segment. - Average tariffs were reduced following a regulatory reset released in August 2005 for the period to 31 December 2009.
Asset management services	- Asset management is forecast to continue to be a major growth driver for Alinta, underpinned by a number of new projects alongside the ongoing maintenance requirements from existing contracts. - Alinta has developed and is managing the $430 million Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline, aimed at increasing pipeline capacity by more than 100 TJ/day. A potential stage 5 expansion program could see approximately $1.5 billion spent expanding the pipeline capacity by 375 TJ/day. - Under an alliance agreement with Alcoa, Alinta builds and owns cogeneration units while Alcoa operates them on a day-to-day basis. - Alinta is managing the construction of the cogeneration units at Alcoa's Pinjarra alumina refinery, with the first unit substantially completed during 2005. Development of a second plant is underway, with initial commissioning forecast during the fourth quarter of the 2006 calendar year and final performance testing early in the first quarter of 2007.

Business unit	Key item
	- Alinta has also approved construction of the third and fourth units to initially operate as idle peaking plants at Alcoa's Wagerup refinery. These units are due for completion for the start of summer in 2007.
Power generation	- Alinta takes all the electricity produced from the cogeneration units constructed under an alliance agreement with Alcoa, for sale to third parties. Alcoa takes the steam produced for use in its refinery process.
	- The construction of the first four units under the agreement with Alcoa provides a significant source of growth for Alinta, with power generation output forecast to increase to approximately 1,798GWh for the year ending 30 June 2007. EBITDA in the 2007 financial year is forecast to be $29 million, following an initial loss of $2.8 million from this segment during the 2005 calendar year.
	- Alinta also has a tolling agreement with AIH that gives Alinta dispatch control over the 94MW Bairnsdale power station in Victoria.
Associates	- Alinta's income from associates is provided by its significant equity stakes in AIH (20%); United Energy (34%) and Multinet (20.1%). Alinta also has an investment in the Dampier to Bunbury Natural Gas Pipeline, which was 7.4% at 31 December 2005 with commitments to increase the investment to 20%.

(iii) Key assumptions

Alinta's businesses include regulated infrastructure assets and energy retail activities in WA and asset management services, which operate in competitive market segments. As a result, profitability and cash flows can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved.

AGL has considered historical trends and broker forecasts in order to align Alinta's forecasts for the years ending 31 December 2006 and 31 December 2007 to AGL's year ending 30 June 2007.

Key assumptions used in determining the forecasts for Alinta for the year ending 30 June 2007 are set out below:

- gas and electricity volumes sold of approximately 53.4PJ and 2,118GWh respectively;
- gas and electricity sales prices remain consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in the 2007 financial year;
- LPG volumes sold of 148,663 tonnes at an average price of approximately US$490 per tonne. An average effective exchange rate of 0.775 was applied in converting US dollar revenue into Australian dollars;
- Gas transmission volumes and average tariffs of approximately 31.5PJ and $3.80 per GJ respectively;

- operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets remain consistent with forecasts presented in the Alinta Bidder's Statement. Alinta has based its forecasts on its ability to execute its operating plan to meet planned network and generation availability and performance efficiency;
- gas and electricity purchase costs remain consistent with the Alinta Bidder's Statement forecasts and do not vary significantly from historical trends;
- corporate costs have been allocated 30% to Alinta Energy and 70% to Alinta Infrastructure;
- interest rates and hedging on debt facilities and excess cash remain consistent with disclosures in the Alinta 2005 annual report and the Alinta Bidder's Statement;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature to Alinta's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which would have a material effect on Alinta's financial results, including cash flows;
- no significant changes in legislation, regulatory requirements, or government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of Alinta impact Alinta and the continuity of its operations;
- no material legal claims or liabilities arise that impact on Alinta which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or New Zealand energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on Alinta's financial results, cash flows and franking.

(iv) Sensitivity analysis

The pro forma forecast financial information in Section 5.5(c)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(c)(iii). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

Key drivers of profitability for Alinta are gas sales volumes and sales prices for mass market customers. The potential impact on Alinta of movements in these variables is indicated below:

- a 1% change in mass market gas sales prices would result in a change to EBITDA of $2.6 million; and
- a 1% change in mass market gas volume would result in a change to EBITDA of $2.6 million.

(d) Merged Group pro forma forecasts

The pro forma financial forecasts presented in this Section 5.5(d) assume the AGL Offer is completed effective from 1 July 2006, with forecasts presented for the financial year ending 30 June 2007, assuming this is the first full year following completion of the AGL Offer.

(i) Pro forma financial forecasts

The Merged Group forecasts reflect the forecasts and assumptions for AGL and Alinta shown in Sections 5.5(b) and 5.5(c) Additional assumptions relating to the pro forma Merged Group forecasts are discussed in this Section 5.5(d)(i) and Section 5.5(d)(ii).

Figure 14 – Pro forma income statement

Year ending 30 June 2007 Pro forma forecast	AGL/Alinta Energy $m	AGL/Alinta Infrastructure $m	Merged Group $m[1]
EBITDA	846	659	1,505
EBIT	680	485	1,165
Finance costs[2]	-54	-305	-359
Tax	-228	-55	-283
Outside equity interest	-	-4	-4
PAT	**398**	**121**	**519**
EPS (cents)[3]	**76.5**	**23.3**	**99.8**
DPS (cents)[3]			**88.7**

Notes:

1. The dividend received by Alinta from its shareholding in AGL is eliminated from the results of the Merged Group.
2. Pro forma net debt of the Merged Group of approximately $5,488 million has been allocated to: AGL/Alinta Energy $808 million; and AGL/Alinta Infrastructure $4,680 million
3. AGL shares on issue following the AGL Offer are approximately 520m.

(ii) Key assumptions

Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. The payment of

dividends will be at the discretion of the directors. Key assumptions used in determining the forecasts for AGL/Alinta Energy and AGL/Alinta Infrastructure include those discussed earlier in this Section 5.5 relating to AGL and Alinta. Additional key assumptions relating to the Merged Group pro forma forecasts include:

- AGL Shares of approximately 155 million are issued to acquire approximately 275 million Alinta Shares (on a fully diluted basis, assuming options outstanding convert into shares net of the exercise price), based on the AGL Offer of 0.564 AGL Shares for each Alinta Share. Alinta's 90.9 million shares in AGL are cancelled following completion of the proposed merger (assumed on 1 July 2006), resulting in a total of approximately 520 million AGL Shares on issue. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL Shares held by Alinta;

- net debt of approximately $5,488 million at 1 July 2006 incorporates estimated transaction costs. As a result, finance costs for the Merged Group for the year ending 30 June 2007 are approximately $6 million higher than those of the stand alone entities;

- synergies relating to rationalisation of corporate and asset management functions anticipated to be realised, amounting to approximately $37 million per annum. The pro forma results for the year ending 30 June 2007 include the full benefit of these synergies. Restructuring costs required to realise these synergies will be reported as a significant item; and

- a preliminary allocation of the uplift to fair value of Alinta's assets at the date of acquisition of $1,861million has been made based on publicly available information and AGL's assessment of fair value for the assets acquired. This has resulted in approximately $232 million being allocated to property, plant and equipment, with the balance allocated to intangible assets. The amount allocated to property, plant and equipment relates to the Alinta Gas Network and is to be depreciated over 90 years, resulting in additional depreciation expense of approximately $3 million per annum.

6 Risk Factors

6.1 Introduction

If you accept the Offer (unless you are a Foreign Alinta Shareholder), you will receive AGL Shares as consideration for Your Alinta Shares. It is therefore important for you to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares, including those that:

- apply to investments generally;
- apply generally to the AGL Group and/or the Alinta Group and will continue to apply generally to the Merged Group;
- apply, and will continue to apply, specifically to the business of the Alinta Group;
- apply, and will continue to apply, specifically to the business of the AGL Group; and
- arise, or may arise, from the Offer.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of AGL and the Merged Group.

Additional risks not presently known to AGL or, if known, that are not presently considered material, may also have an adverse impact.

In deciding whether to accept the Offer, you should read this Bidder's Statement in its entirety and carefully consider the risks outlined in this Section and elsewhere in this Bidder's Statement.

6.2 Risks that apply to investments generally

The financial performance of the Merged Group and the value of AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) will fluctuate due to various factors including movements in the Australian and international equity markets, recommendations by brokers and analysts, interest rates, inflation, Australian and international economic conditions, changes in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, investor perceptions and other factors that may affect the Merged Group's financial position and earnings. In future, these factors may cause AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) to trade below current prices and may affect the revenues and expenses of the Merged Group.

6.3 General risks relating to the AGL Group, the Alinta Group and the Merged Group

The financial performance of the Merged Group may be affected by a number of risks common to public companies generally or common to companies operating in the industries in which the AGL Group and the Alinta Group both operate. These risks include:

(a) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions.

Legal actions, or the cost of defence of such actions, could reduce the earnings of the Merged Group.

AGL specific litigation

AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL.

On 17 December 2002, AGL Wholesale Gas Limited as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin. On 1 July 2005, Santos Limited, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007. AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

Alinta specific litigation

AGL understands from the Alinta Bidder's Statement that while the alliance agreement between Alinta and AIH is on foot, Alinta has agreed to indemnify companies in the AIH group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and the McConnell Dowell Litigation, BHP Billiton DRI Litigation and QAL Litigation.

(b) Changes in law and government regulation

The Australian energy industry has been subject to an ongoing reform process in recent years. The regulatory reform process is under way with a view to establishing a single national regulatory framework by 1 January 2007. Although this is expected to create efficiencies for the Merged Group by streamlining licence obligations on matters such as marketing, billing, reporting and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework may adopt the most onerous of existing State based regulations, with the potential to result in higher operational costs.

In addition, there is a risk that a government or government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, including in relation to tax, which may adversely impact the Merged Group.

(c) Legislative and regulatory compliance

The industries in which the Merged Group will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and similar instruments. Some of these legal requirements, such as those set out in the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which the Merged Group will operate.

The Merged Group, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other similar instruments that apply to it. Agility and AAM, as contractors to asset owners, are responsible for

compliance on their behalf, either directly or under the terms of their service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of the Merged Group. There is a risk that a liability could be imposed on the Merged Group, with adverse consequences, if there is a failure to comply with environmental laws and regulations.

The costs of full compliance with the Electricity Safety (Network Assets) Regulations 1999 (Vic) and the Electricity Safety (Line Clearance) Regulations 2005 (Vic) may be a material issue for the Merged Group as a result of the ESC's Electricity Price Determination 2006-2010.

(d) Force majeure

The Merged Group's operations will be exposed to unplanned interruptions caused by catastrophic events such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and directors and are known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(e) Occupational health and safety

Under relevant legislation, the Merged Group will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose the Merged Group to penalties.

The Merged Group's business also gives rise to a risk of claims by customers and members of the community as a result of downed power lines, broken gas mains and other events caused by construction, operation and maintenance of distribution networks.

(f) Counterparties and contracts

The financial performance of the Merged Group will be partially dependent on the creditworthiness of counterparties and the performance of counterparties in relation to energy purchase and fuel supply arrangements and other material contracts. There is risk to the Merged Group that counterparties may be unable to meet their financial obligations resulting in reduced earnings and cash flows.

(g) Control

The Merged Group will have a number of investments in which it will have a non-controlling interest. While the Merged Group will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. In relation to AGL, this is especially the case with APT, LYP, AGL's 10% stake in the PNG Upstream Gas Project, ActewAGL and Elgas. In relation to Alinta, AGL understands from the Alinta Bidder's Statement that these include UED, Multinet, the Dampier to Bunbury Natural Gas Pipeline and AIH.

(h) Information technology

The Merged Group will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of the Merged Group's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL has developed

contingency planning and disaster recovery capabilities designed to mitigate this risk, which it is anticipated will be applied by the Merged Group.

(i) Personnel

The Merged Group will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with the Merged Group. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(j) Industrial action

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt the Merged Group's ability to effectively use its assets and may adversely affect the supply of energy inputs and the demand for gas infrastructure and electricity generation.

(k) Native title impact

The existence or declaration of native title in land may affect the existing or future activities of the Merged Group and impact on the operational and financial performance of each company including compliance with a series of procedures and the payment of compensation to the native title holders.

(l) Financing related matters

Gearing

The Merged Group may rely on access to the capital markets for liquidity. The degree to which the Merged Group may be leveraged in the future could affect the ability of the Merged Group to service debt and other obligations, pay dividends to shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

The Merged Group's access to capital markets may be adversely impacted by a variety of factors, such as material adverse change in the business or a reduction in its credit ratings. The inability to raise capital on favourable terms could impact the Merged Group's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

Interest rates

The Merged Group will be exposed to adverse interest rate movements where funds are borrowed at a floating interest rate, particularly as revenues are largely determined by regulatory pricing decisions which incorporate the regulators' estimates of real interest rates.

Credit ratings

AGL currently has an investment grade long term corporate credit rating. A subsequent downgrade (including as a result of changes in operating performance, capital structure or refinancing) could reduce the Merged Group's capacity to access some sources of debt funding and result in higher interest costs.

Financing terms and covenants

The Merged Group will be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If the Merged Group's performance is materially below expectations, there is a risk that the Merged Group will not comply with its financial covenants.

(m) Agility and AAM

Each of Agility and AAM has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions.

Agility and AAM also have established policies, procedures and delegated authorities for establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact the margins of Agility or AAM.

There is the potential for Agility or AAM to be accountable for losses suffered by clients if they are found to be at fault in the provision of a service that resulted in that loss. This could have a material impact on the long term reputation of Agility or AAM (as the case may be) as well as having commercial implications.

To the extent that the above statements in this Section 6.3(m) relate to AAM, they are made based on AGL's understanding of AAM from the Alinta Bidder's Statement.

In addition, refer to the Alinta regulatory risk discussed in Section 6.4 below which is relevant to AAM.

6.4 Specific risk factors relating to the Alinta Group

(a) General

The prospectus for the offer of Alinta Shares dated 18 August 2000 and various public announcements by Alinta have informed Alinta Shareholders of risks inherent in an investment in Alinta Shares. In addition, the Alinta Bidder's Statement, a copy of which is available on Alinta's website (www.alinta.net.au), provides further details of risks inherent in an investment in Alinta Shares. If AGL acquires a significant interest in Alinta, it will be subject to those risks. Due to AGL's limited knowledge about the businesses of the Alinta Group (such knowledge being limited to public information about Alinta), additional risks may exist in relation to those businesses and the Alinta Group which are not known to AGL.

Some of the other risks relating to the Alinta Group which may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares correspond to the general risk factors which are set out in Sections 6.2 and 6.3 and to the specific risk factors in relation to the AGL Group which are set out in Sections 6.5 (including risks relating to the dependence of the Alinta Group on government policy and to the competitive environment in which the Alinta Group operates).

(b) Alinta regulatory risk

As described in Section 3.2, Alinta has partial ownership in and operates a number of regulated assets including a 34% interest in United Energy, a Victorian distribution network.

Distribution networks are subject to economic regulation by local regulators who set distribution prices which apply for regulatory periods of usually five years.

For example, the Essential Services Commission of Victoria (**ESC**) is empowered to set distribution tariffs for United Energy's network every five years and has recently done so. In setting distribution tariffs, the ESC's objective is to set tariffs that are based on the efficient costs of running the network. AGL understands that in United Energy's submissions to the ESC, United Energy included operating and maintenance charges that it pays to Alinta Network Services, a wholly owned subsidiary of Alinta and part of Alinta Asset Management. The ESC sought disclosure of Alinta Network Services' underlying costs of providing these services, but AGL understands that Alinta Network Services did not supply the details requested. Ultimately, the ESC disallowed $12.3 million of United Energy's proposed $85.6 million annual operating and maintenance costs. United Energy appealed the decision; however, the appeal was dismissed. United Energy is therefore likely to be incurring payments to Alinta Network Services that it is not able to recover from distribution tariffs in the amount of $12.3 million per year.

There is a risk that other regulators will adopt this regulatory approach in relation to other assets operated and managed by Alinta, including:

- Multinet, a gas distribution business in Victoria which Alinta operates and manages and in which it has a 20.1% interest. In Victoria, gas distribution pricing, like electricity distribution pricing, is regulated by the ESC; and
- AIH's pipelines, to the extent that they are regulated in the future.

There is therefore a risk that these regulated businesses will incur costs by paying fees to Alinta's subsidiaries that they cannot recover from regulated prices. This would lead to a reduction in Alinta's earnings flowing from its equity stake in those businesses. There is also a risk that relevant parties may seek to renegotiate the contractual arrangements under which Alinta provides operations and management services to those businesses.

6.5 Specific risks relating to the AGL Group

(a) Risks specific to Retail Energy

Retail competition

The majority of AGL's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as those of AGL. This may have an adverse impact on earnings as a result of customers transferring from AGL to other retailers, and/or the discount that may be offered by AGL to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in the residential and small commercial markets where AGL operates. Unseasonably warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, reducing any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL has price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices do not reflect the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL is responsible as a retailer of last resort in areas where it is the host retailer. Under this arrangement, AGL will be required to supply gas and electricity to a failed retailer's customers. These arrangements are monitored and reviewed by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social and specific industry conditions beyond the control of AGL. A general economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australians cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(b) Risks specific to the wholesale electricity business

Operations

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL. Some of these factors may be outside AGL's control and may lead to a requirement for unplanned capital expenditures and unexpected wholesale electricity purchases.

Rainfall and water levels

The level and timing of operation of AGL's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse gas emissions

A large proportion of AGL's electricity supply will consist of energy generated from coal sources, which produce relatively high carbon emissions. If an emissions trading scheme were introduced, additional operating costs may be imposed on coal fired generators, including LYA. A pass through to retail customers of higher costs of energy caused by higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale prices can vary significantly between half hour pricing intervals, and are influenced by many factors, including weather, customer behaviour, the competitive behaviour of retailers and generators, availability of supply, actions of the market operator and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL's retail customer portfolio and generation assets, impacting on revenue and costs.

(c) Risks specific to the wholesale gas business

Wholesale gas pricing

Long term gas supply arrangements generally have price reset clauses which provide the opportunity for parties to call price reviews at regular intervals over the term of the

contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests exposes AGL to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.

Currency fluctuations

A proportion of AGL's revenues and expenses is and will in future years be sourced directly or indirectly from outside Australia, predominantly relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars. AGL hedges some of the net US dollar currency exposure from oil sales by borrowing in US dollars to fund the cost of the investment in the project; however, some level of currency exposure is unhedged.

Oil price

The PNG Upstream Gas Project exposes AGL to future oil pricing risks, resulting in potential earnings volatility. AGL has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG sovereignty

AGL's investment in the PNG Upstream Gas Project includes the acquisition of assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL's markets. These events are infrequent and their possible severity is mitigated by AGL's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand-side responses from large customers with whom contractual arrangements are in place.

(d) Risks specific to the infrastructure business

Regulatory matters

Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, AGL will make submissions to the regulator in relation to price movements for distribution services in relation to the NSW gas and Victorian electricity networks. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It follows that AGL's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, AGL will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect AGL's operational results.

Weather

Network tariffs are based on throughput volumes forecast at the time of regulatory reset. However, the quantity of gas and electricity transported through the networks may be affected by weather conditions among other things. For example, warmer than forecast winters or mild summers may result in reduced volumes of gas and electricity being sold which would adversely impact AGL's revenues and cash flow.

Demand

In addition to seasonal variability, the volume of gas and electricity transported for users of the networks is subject to a range of variables which will be outside the control of AGL, including economic conditions, government policy, availability of alternative fuels or energy sources, and specific industry conditions of energy consumers. From year to year, volumes may fluctuate depending on changes to these variables.

Supply availability

Supply disruptions which reduce the availability of gas or electricity may have a detrimental impact on the revenues and cash flow of AGL. Disruptions may occur as a result of problems at the energy source or in transmission infrastructure or can be caused by network failure.

Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina (from which it sources its gas supply). Gas Valpo has contracted supplies that will provide some protection of its position. However, political influences beyond the company's control create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions.

PNG Australian Pipeline Project

APC and the PNG Gas Producers have yet to finalise the FEED process. The outcome of FEED is by its nature uncertain and it may be that the conclusion as a result of this process is not to proceed with the development of the PNG Australian Pipeline Project. Section 1.2(g) contains a description of the PNG Australian Pipeline Project.

TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 4 April 2006, was drawn to $23.25 million.

Bypass

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline rather than purchasing access to the existing network or pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in limited circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes would adversely impact the Merged Group's revenues and cash flow.

6.6 Risks that arise from the Offer

(a) Acquisition of less than 100% of Alinta Shares

Although the Offer is conditional on AGL acquiring a relevant interest in more than 90% (by number) of Alinta Shares (thereby entitling it to compulsorily acquire all outstanding Alinta Shares and, subject to the requirements of the Corporations Act, other Alinta securities) and AGL has no present intention to waive this condition, it is possible that AGL will acquire less than 100% of Alinta Shares under the Offer. The impact on the Merged Group of AGL acquiring less than 100% of Alinta Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Alinta may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Alinta and to implement the intentions described in Sections 4.2 to 4.4, as the case may be.

If the 90% minimum acceptance condition is waived by AGL and, at the end of the Offer Period, AGL does not hold 80% or more of the Alinta Shares, if you accept the Offer and make a capital gain for Australian tax purposes from your disposal of Alinta Shares you will be unable to elect for a rollover of that capital gain. In these circumstances, you will be subject to CGT on the capital gain. CGT rollover relief for capital gains is discussed further in Section 7.

(b) Issue of AGL Shares as consideration

The consideration being offered to Alinta Shareholders under the AGL Offer is a specified number of AGL Shares. The market value of AGL Shares at the time at which they are received by Alinta Shareholders may vary from their market value on the date that Alinta Shareholders accept the Offer.

AGL will issue a significant number of AGL Shares to Alinta Shareholders who accept the Offer. Some Alinta Shareholders may not wish to retain the AGL Shares that they receive under the Offer and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of the AGL Shares which may have an adverse effect on the market price of the AGL Shares while any oversupply persists.

(c) ACCC

Any merger between AGL and Alinta would be likely to raise competition issues.

AGL considers that the draft undertakings it has offered to the ACCC address those issues, including through the Post-Bid Demerger. However, there is some residual risk that the ACCC may require further undertakings in order to provide clearance. AGL does not consider that any such further undertakings are likely to have significant commercial implications. Competition issues and the draft undertakings are discussed further in Section 8.2.

(d) Change in control

Alinta may be party to agreements that contain change of control or pre-emptive rights provisions that may be triggered if, following completion of the Offer, AGL acquires control of Alinta. The operation of these provisions could have adverse consequences for Alinta (such as the loss of major contracts or assets, increased costs or the need to renegotiate financings).

These provisions may be waived with the consent of the other party, and AGL may seek to obtain such waivers if it discovers that pre-emptive rights or change of control provisions affecting Alinta's assets or material contracts would be triggered on AGL obtaining control of Alinta.

(e) Synergies and risk

AGL has made certain assumptions regarding the costs and time involved in achieving the estimated synergies (refer to Sections 5.5(d)(ii)). It is possible that the actual costs incurred in achieving the synergies will be different to the estimated costs, having a consequential impact on the Merged Group's financial performance.

Possible synergies and efficiencies which may arise if AGL acquires all the Alinta Shares under the Offer are described in Section 5.5(d)(ii).

However, failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group.

(f) Forecasts

A number of financial and commercial assumptions about the Merged Group have been included in the preparation of the forecast financial information set out in Section 5. Factors which could alter the assumptions and have an impact on the achievability of these forecasts are set out in Section 5.

(g) Limited due diligence

In preparing the information on Alinta in the Bidder's Statement, including the pro forma forecast financial information, AGL has relied upon publicly available information. AGL has not had direct access to Alinta. AGL has not been able to verify the Alinta information included in this Bidder's Statement, and any inaccuracy in the Alinta information could adversely affect the anticipated results of operations of the Merged Group. As only limited due diligence was able to be carried out on Alinta from certain public documents, risks may exist of which AGL is unaware. If any material risks are known to the Alinta Directors, they will need to be disclosed in the target's statement to be issued by Alinta in response to this Bidder's Statement.

(h) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by AGL of a controlling interest in Alinta. This is a risk factor until any skills that are lost are adequately replaced.

(i) Minority shareholders in Alinta

If you do not accept the Offer and the Offer becomes unconditional, you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Alinta. In such a case, the liquidity of Alinta Shares may be materially diminished.

7 Taxation Implications

Greenwoods
& Freehills

24 April 2006

Doc no Greenwoods\003736902

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Offer for Alinta Limited
Australian Taxation Report

We have been instructed by The Australian Gas Light Company ("**AGL**") to prepare this taxation report for inclusion in the AGL Bidder's Statement in relation to the takeover bid (the "**Offer**") to holders of ordinary shares in Alinta Limited ("**Alinta**").

Alinta Shareholders who accept the Offer will transfer their Alinta Shares to AGL for consideration comprising AGL Shares.

This report contains a general outline of the Australian income tax, stamp duty and goods and services tax ("**GST**") implications for Alinta Shareholders who hold their Alinta Shares on capital account.

The report does not address the tax treatment for Alinta Shareholders who:

- hold their Alinta Shares on revenue account (eg, banks and share trading entities); or
- are participants in an Alinta employee share or option plan; or
- are not residents of Australia for income tax purposes and who either:
  - have used their Alinta Shares at any time in carrying on a business through a permanent establishment (eg, a branch) in Australia; or
  - beneficially owned, together with their associates, at least 10% by value of the shares in Alinta at any time during the 5 years before the time of the CGT event (see section 1.1 below) that happens when they dispose of their Alinta Shares under the Offer.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

If any Alinta Shareholder is a subsidiary member of a tax consolidated group, any reference to an Alinta Shareholder should be read as a reference to the head entity of that tax consolidated group and not the Alinta Shareholder.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Bidder's Statement.

This report is based on the provisions of the *Stamp Act 1921 (WA)*, *Duties Act 1997 (NSW)*, the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* (collectively, the "**Tax Act**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this letter.

1 Tax Consequences for Australian resident Alinta Shareholders who accept the Offer

This section 1 does not deal with the tax treatment of non-resident Alinta Shareholders. The CGT consequences for non-resident Alinta Shareholders are discussed in section 4 below.

1.1 Transfer of Alinta Shares

Each Alinta Shareholder who accepts the Offer will transfer their Alinta Shares to AGL. The transfer of Alinta Shares to AGL will be a capital gains tax ("CGT") event. Alinta Shareholders who are residents of Australia for income tax purposes will make:

- a capital gain if the capital proceeds for their Alinta Shares are greater than the cost base of their Alinta Shares - unless CGT roll-over relief applies (see section 1.2 below); or
- a capital loss if the reduced cost base of their Alinta Shares is greater than the capital proceeds for their Alinta Shares.

The capital proceeds for the Alinta Shares will be an amount equal to the market value of the AGL Shares. For these purposes, the market value of the AGL Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event will be the date on which the Alinta Shareholder accepts the Offer.

The cost base of Alinta Shares will generally include the Alinta Shareholders' original (or deemed) cost of acquisition.

1.2 Availability of CGT roll-over relief

In our view, provided that AGL becomes the owner of at least 80% of Alinta Shares[1], the conditions for CGT roll-over relief should be satisfied for Alinta Shareholders who accept the Offer. Accordingly, Alinta Shareholders who would

[1] It is noted that the Offer is conditional on the Offer being accepted in respect of at least 90% of the Alinta Shares.

otherwise make a capital gain on transferring their Alinta Shares should be able to choose CGT roll-over relief.

However, if CGT roll-over relief is not chosen or is not available, the CGT consequences for Alinta Shareholders are explained in section 1.5 of this report.

AGL has applied or will apply to the ATO for a class ruling (the "**Class Ruling**") which is expected to confirm the availability of CGT roll-over relief for Alinta Shareholders who accept the Offer.

1.3 Effect of CGT roll-over relief

If CGT roll-over relief is available and an Alinta Shareholder chooses CGT roll-over relief (see section 1.4), then the capital gain arising on transfer of the Alinta Shares is effectively deferred until the subsequent disposal of the AGL Shares received. Specifically, the following consequences will arise:

- the capital gain realised on the transfer of the Alinta Shares is disregarded;
- the first element of the cost base of each AGL Share received under the arrangement will be equal to an amount which is reasonably attributable to the cost base of the Alinta Shares for which it was exchanged and for which roll-over was chosen. It is expected that the Class Ruling will set out a method which is acceptable to the ATO as a reasonable basis for attributing cost base; and
- the AGL Shares will be taken to have been acquired at the time the Alinta Shares were originally taken to have been acquired. This is relevant to the availability of the CGT discount concession on a subsequent disposal or other taxation event in relation to the AGL Shares (see section 3.3).

The consequences of subsequently disposing of the AGL Shares are explained in section 3 of this report.

1.4 How to choose CGT roll-over relief

Alinta Shareholders will generally need to choose CGT roll-over relief before lodging their income tax return for the income year in which the CGT event happens. For example, for Alinta Shareholders who do not have a substituted accounting period for tax purposes and who accept the Offer before 1 July 2006, this would be the tax return for the year ending 30 June 2006. The choice may be evidenced simply by excluding the capital gain, in respect of which CGT roll-over relief is chosen, from the Alinta Shareholder's tax return.

1.5 Consequences where no CGT roll-over relief

The CGT consequences for an Alinta Shareholder who makes a capital gain as a result of transferring their Alinta Shares pursuant to the Offer in circumstances where CGT roll-over relief is not available or not chosen will be as follows.

- The Alinta Shareholder's capital gains and capital losses for the income year are aggregated to determine whether they have a net capital gain or net capital loss:
    - any net capital gain for the year is included in assessable income and (subject to the comments below regarding the CGT discount concession) is subject to income tax at the Alinta Shareholder's marginal tax rate; and

- any net capital loss may not be deducted against other income for income tax purposes, but may generally be carried forward to offset against net capital gains of future income years. Specific capital loss carry forward limitation rules apply to Alinta Shareholders that are companies and trusts.

- Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their Alinta Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for Alinta Shareholders that are companies.

- Where the Alinta Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. Alinta Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

1.6 Should you choose CGT roll-over relief?

Whether an Alinta Shareholder should choose CGT roll-over relief is a matter to be decided having regard to all of the Alinta Shareholder's circumstances and may be influenced by factors both related and unrelated to income tax. Accordingly, this letter is not to be construed as providing a recommendation as to the most appropriate action for Alinta Shareholders. Instead, all Alinta Shareholders should obtain independent advice based on their own particular circumstances.

However, relevant tax-related considerations for Alinta Shareholders regarding whether to choose CGT roll-over relief may include:

- choosing CGT roll-over relief will generally benefit Alinta Shareholders who hold Alinta Shares with a low CGT cost base relative to the market value of AGL Shares received and Alinta Shareholders who intend to hold AGL Shares for an extended period of time; and

- Alinta Shareholders who have capital losses available, or minimal other assessable income in the relevant income year, may benefit from not choosing CGT roll-over relief.

2 Holding AGL Shares

2.1 Summary

Australian resident Shareholders will generally be taxable on:

- the amount of any dividend received from AGL, grossed-up for any franking credits attached to the dividend; and

- any capital gain arising from the subsequent disposal of an AGL Share (refer section 3 below).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

2.2 Dividends received from AGL

AGL will generally be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to AGL Shareholders.

Generally, an AGL Shareholder's assessable income will include the amount of any franking credits attached to dividends paid by AGL in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in an AGL Shareholder's assessable income, the AGL Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the AGL Shareholder must have held the AGL Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to an AGL Shareholder if the AGL Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity, the AGL Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the AGL Shareholder's dividends exceed the AGL Shareholder's tax liability for the income year (ie, where there are "excess franking credits").

Where the AGL Shareholder is a corporate shareholder, any franked dividends the AGL Shareholder receives will generally give rise to a franking credit in the AGL Shareholder's franking account.

3 Subsequent disposal of AGL Shares

Australian resident Alinta Shareholders who acquire AGL Shares under the Offer and who subsequently dispose of their AGL Shares in a normal on-market transaction will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares (see section 3.1); or
- a capital loss if the reduced cost base of their AGL Shares (see section 3.1) is greater than the capital proceeds for their AGL Shares.

AGL Shareholders may be eligible for the discount CGT concession in respect of a capital gain arising on the disposal of their AGL Shares (see section 3.3). The availability of the CGT discount concession will depend on the identity of the AGL Shareholder (ie, whether they are individuals, complying superannuation entities or trustees) and whether they acquired, or are taken to have acquired, their AGL Shares at least 12 months before the disposal (see section 3.2).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

3.1 Cost base/reduced cost base of AGL Shares

The precise cost base/reduced cost base of AGL Shares acquired under the Offer will depend on whether or not CGT roll-over relief was available, and was chosen.

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief was available and was chosen, the first element of the CGT cost base (and reduced cost base) of the AGL Shares received is equal to the cost base of the Alinta Shares transferred under the Offer.

(b) ***Where CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the CGT cost base of the AGL Shares received in exchange for those Alinta Shares should be the same as the amount of capital proceeds they receive for the transfer of their Alinta Shares (see section 1.1 above).

3.2 Acquisition time

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief is available and is chosen, the AGL Shares received under the Offer will be taken for CGT purposes to have the same acquisition date as Alinta Shares transferred to AGL. This will be important for determining whether the CGT discount concession is available where a capital gain is realised on a subsequent disposal of an AGL Share (see section 3.3).

(b) ***CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the AGL Shares acquired under the Offer will be treated as being acquired for CGT purposes on the date on which the Offer is accepted by an Alinta Shareholder. This means that such AGL Shares must be held for at least 12 months after that date in order to be eligible for the CGT discount concession (see section 3.3).

3.3 CGT discount concession

Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their AGL Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for AGL Shareholders that are companies.

Where the AGL Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. AGL Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

4 Tax Consequences for non-resident Alinta Shareholders who accept the Offer

Alinta Shareholders who are not residents of Australia for income tax purposes and to whom this taxation report applies (see the introduction to this taxation report) cannot make a taxable capital gain or loss from disposing of their Alinta Shares.

Non-resident Alinta Shareholders who are not Foreign Alinta Shareholders will not have their AGL Shares sold on their behalf immediately after the exchange. Such AGL Shareholders should obtain advice on the Australian tax consequences

of a subsequent disposal of their AGL Shares that is specific to their personal circumstances at that time.

5 GST

No GST should be payable in respect of the transactions outlined above, including the disposal of the Alinta Shares and the acquisition of the AGL Shares pursuant to accepting the Offer.

There is likely to be an indirect GST cost for Alinta Shareholders in relation to GST charged on supplies related to the transactions outlined above (eg, legal and other adviser fees paid to obtain advice on whether to accept the Offer).

6 Stamp duty

Alinta Shareholders who accept the Offer will not be required to pay any stamp duty on the exchange of their Alinta Shares for AGL Shares under the Offer, or on a subsequent disposal of the AGL Shares acquired under the Offer, provided that AGL Shares are quoted on the ASX at that time.

7 Tax File Numbers

Former Alinta Shareholders may notify AGL of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the AGL Shares are held by the former Alinta Shareholder in the course of carrying on an enterprise). If a TFN or ABN notification is not provided to AGL, tax will be deducted from the unfranked component of dividends paid by AGL. The current rate of withholding will be 48.5% of the payment. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

❖ ❖ ❖

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

8 Other Relevant Information

8.1 ASIC modifications

AGL has relied on the modification to section 636(3) of the Corporations Act set out in ASIC Class Order 01/1543 "Takeover Bids" to include references to certain statements which are made or based on statements made in documents lodged with ASIC or ASX. Pursuant to this Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Bidder's Statement. As required by Class Order 01/1543, AGL will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to you and other Alinta Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), you may telephone the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

AGL has not obtained from ASIC any modifications of or exemptions from the Corporations Act in relation to the Bid. AGL may rely on class order relief granted by ASIC which applies generally to all persons, including AGL.

8.2 ACCC

Section 50 of the Trade Practices Act prohibits the acquisition of shares in the capital of a body corporate or the acquisition of the assets of a person if the acquisition would have the effect, or is likely to have the effect, of substantially lessening competition in a market.

The Offer is subject to a number of conditions being fulfilled or waived by AGL, including confirmation of ACCC non-intervention, clearance or authorisation. In particular, Section 9.8(a)(ii) provides that it is a condition of the Offer that before the end of the Offer Period, either:

- AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offer pursuant to section 50 of the Trade Practices Act; or

- AGL is granted clearance or authorisation to acquire Alinta Shares under the Offer by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

AGL has approached the ACCC seeking informal clearance in relation to the Offer.

AGL believes that the Offer, considered together with the subsequent Post-Bid Demerger as described in Section 4.3, should not raise any substantial competition concerns in Australia and will use all reasonable endeavours to ensure that ACCC clearance for the Offer (conditional on the Post-Bid Demerger as described in Section 4.3 or targeted divestiture as described in the ACCC Undertakings) is obtained as soon as possible.

AGL has provided draft undertakings under section 87B of the Trade Practices Act to the ACCC for consideration. The ACCC will take these undertakings into account in conducting public inquiries in relation to the Offer. The ACCC Undertakings are set out in Annexure G.

The ACCC Undertakings provide that AGL will use its best endeavours to implement the Post-Bid Demerger within nine months following the end of the Offer Period.

The ACCC Undertakings specify how certain gas transmission assets currently owned by and services currently provided by each of AGL and Alinta will be divided between

AGL/Alinta Energy (which is intended to be the holding company for the combined energy businesses of AGL and Alinta) and AGL/Alinta Infrastructure (which is intended to be the holding company for the combined infrastructure and services businesses of AGL and Alinta) as a result of the Post-Bid Demerger. The ACCC Undertakings also provide for a separation of AGL and Alinta's gas retail interests (to be owned and operated by AGL/Alinta Energy) from AGL and Alinta's gas distribution interests (to be owned and operated by AGL/Alinta Infrastructure) as a result of the Post-Bid Demerger. The actual allocation of assets between AGL/Alinta Energy and AGL/Alinta Infrastructure if the Post-Bid Demerger is implemented is set out in Annexure G.

In the event that the Post-Bid Demerger is not implemented within nine months following the end of the Offer Period, the ACCC Undertakings provide that AGL must use its best endeavours to divest the Divestment Businesses either by way of a trade sale or by undertaking an initial public offering of shares in a company whose businesses include or comprise the Divestment Businesses, in either case in accordance with the requirements of the ACCC Undertakings. A withdrawal or variation of those undertakings would require the consent of the ACCC. In order to avoid any concerns which the ACCC may have in relation to the Divestment Businesses being part of a merged entity prior to divestiture, the ACCC Undertakings also provide for these businesses to be managed and operated separately from certain other businesses which, if managed and operated together, may raise competition concerns. These hold separate obligations remain in force until the earliest to occur of the Post-Bid Demerger, the divestment of the Divestment Businesses or the ACCC advising AGL in writing that it does not have any concerns in relation to the merger of AGL and Alinta.

The proposed merger between AGL and Alinta would also raise issues under the cross-ownership provisions of the Victorian Electricity Industry Act. Those provisions prohibit certain acquisitions of parties with interests in Victorian electricity distribution businesses and interests in Victorian generation businesses unless approval has been obtained from the ACCC. If AGL obtains informal clearance from the ACCC in relation to the Offer, the requirements of the Victorian Electricity Industry Act will have been satisfied.

AGL also intends that Alinta's wholesale gas business in the Eastern states would form part of AGL/Alinta Infrastructure, or would be divested to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

8.3 Impact of Offer on the Original AGL Demerger

As announced by AGL on 14 March 2006, the Federal Court of Australia approved AGL's request to cancel the demerger scheme meeting which was to have been held on 27 March 2006, and the AGL Directors cancelled the general meeting which was to have been held on 27 March 2006. Accordingly, neither of those meetings took place.

Refer to Section 4.3 for information regarding AGL's intentions to propose the Post-Bid Demerger.

8.4 Offer extends to new Alinta Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the persons to whom information is to be sent in items 6 and 12 of section 633(1) of the Corporations Act is the Register Date (being [ ] 2006).

The Offer extends to persons who become registered, or entitled to be registered, as the holder of Alinta Shares during the Offer Period due to the conversion of, or exercise of rights attached to, securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue on the Register Date.

Sections 3.4(b) and 3.4(c) set out AGL's understanding, based on documents provided by Alinta to ASX, of the rights of the holders of Alinta RePS and Alinta Options respectively in relation to the Offer.

8.5 Broker commissions

AGL may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but it has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Alinta Shares held by retail shareholders who accept the Offer.

If a commission is offered, commission payments will not exceed 0.75% of the value of the consideration payable to a retail shareholder who accepts the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable only to brokers and will be subject to the condition that no part of the fee will be able to be passed on or paid to Alinta Shareholders.

It is AGL's intention that, if and when an offer of commission has been made to any broker by AGL, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

8.6 Foreign Alinta Shareholders

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares as consideration for the sale of Your Alinta Shares by reason of your acceptance of the Offer. However, if you accept the Offer, AGL will:

- arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for Section 9.10(a);
- cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and
- pay to you the proceeds of sale as determined under the proceeds of sale formula set out in Section 9.10(a)(v).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk to your address as shown on the Register at the Register Date. You will not be paid interest on the proceeds of sale, regardless of a delay in remitting these proceeds.

Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility or ineligibility of Foreign Alinta Shareholders to receive AGL Shares.

8.7 Regulatory and legal matters

AGL is not aware of any Alinta Shareholder who requires any approval referred to in Section 9.9(d) in order to receive any consideration under the Offer.

So far as AGL is aware, unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations 1959 (Cth), payments or transfers to,

or for the order of, prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. Based on AGL's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of the Federal Republic of Yugoslavia; and
- ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation) and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the Charter of the United Nations (Sanctions-Afghanistan) Regulations 2001 (Cth) currently apply include a bin Laden entity and a Taliban entity (as those terms are defined in those regulations).

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families, and any entity owned or controlled by such persons.

8.8 No collateral benefits

Neither AGL nor any Associate of AGL has in the four months before the date of this Bidder's Statement given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

Neither AGL nor any Associate of AGL has during the period between the date of this Bidder's Statement and the date the first Offer is made under the Bid, given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

8.9 No escalation agreements

Neither AGL nor any Associate of AGL has entered into any escalation agreement in respect of Alinta Shares that is prohibited by section 622 of the Corporations Act.

8.10 Disclosure of interests of AGL Directors

(a) Interests in AGL Shares

The AGL Directors have relevant interests in the following AGL Shares at the date of this Bidder's Statement:

AGL Director	AGL Shares
Mr Mark Johnson	198,366
Mr Paul Anthony	2,000

AGL Director	AGL Shares
Mr Charles Allen AO	72,881
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

(b) AGL Directors' interests in Alinta securities

No AGL Director has a relevant interest in Alinta Shares at the date of this Bidder's Statement other than Max Ould who holds 10,000 Alinta Shares.

No AGL Director has acquired or disposed of Alinta Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

AGL in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of AGL in any year at $1.5 million.

The AGL Board has determined that the following annual base fees (inclusive of superannuation guarantee contributions) are payable to individual non-executive directors of AGL:

- Mr Mark Johnson – $258,750;
- Mr Charles Allen AO – $115,000;
- Sir Ronald Brierley – $115,000;
- Mr David Craig – $115,000;
- Ms Carolyn Hewson – $115,000;
- Mr Max Ould – $115,000; and
- Mr Graham Reaney – $115,000.

In addition, non-executive AGL Directors (except for the Chairman of the AGL Board) receive fees in relation to each AGL Board committee on which they serve.

(d) Indemnity and insurance of AGL Directors

The AGL Constitution provides that AGL indemnifies, to the extent permitted by law, AGL Directors when acting in their capacity in respect of liability to third parties (other than Related Entities) when acting in good faith, and in respect of costs and expenses of successfully defending legal proceedings and ancillary matters.

AGL has also entered into deeds of access, indemnity and insurance with each AGL Director and has also paid insurance premiums under a contract insuring all AGL Directors against liabilities incurred in their capacity as a director of AGL.

8.11 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no:

- director or proposed director of AGL;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of AGL; or
- broker or underwriter to the issue of AGL Shares,

holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of AGL;
- property acquired or proposed to be acquired by AGL in connection with its formation or promotion, or the offer of AGL Shares under the Offer; or
- the offer of AGL Shares under the Offer.

8.12 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of AGL to induce them to become, or to qualify as, a director of AGL; or
- for services provided by any person referred to in Section 8.11 in connection with the formation or promotion of AGL or the offer of AGL Shares under the Offer.

Deloitte Corporate Finance Pty Limited has acted as Independent Reviewer of Directors' Forecasts. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Corporate Finance Pty Limited has also received other fees for advising AGL on other matters.

Deloitte Touche Tohmatsu has acted as Investigating Accountant to AGL. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Touche Tohmatsu has also received other fees for advising AGL on other matters and acting as its auditor.

Greenwoods & Freehills Pty Limited has acted as tax adviser to AGL in connection with the Offer. AGL has paid or agreed to pay up to $25,000 for these services to the date of this Bidder's Statement. AGL has also paid or agreed to pay Greenwoods & Freehills Pty Limited other fees for advising on other matters and AGL may pay or agree to pay it

additional fees (based on agreed hourly rates) for tax advisory services provided in connection with the Offer after the date of this Bidder's Statement.

8.13 Consents

None of the parties referred to in this Section 8.13:

- has authorised or caused the issue of this Bidder's Statement;
- makes, or purports to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this Section 8.13, and

to the maximum extent permitted by law, each expressly disclaims and takes no responsibility for any part of this Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this Section 8.13.

Deloitte Corporate Finance Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as Independent Reviewer of Directors' Forecasts in the form and context in which it is named. Deloitte Corporate Finance Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Independent Review of Directors' Forecasts in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Deloitte Touche Tohmatsu has given and has not withdrawn its consent to be named in this Bidder's Statement as Investigating Accountant to AGL in the form and context in which it is named. Deloitte Touche Tohmatsu has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Greenwoods & Freehills Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as tax adviser to AGL in the form and context in which it is named. Greenwoods & Freehills Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of its opinion letter in Section 7 in the form and context in which it appears, and to the references to that opinion letter in the Bidder's Statement in the form and context in which they appear.

Link Market Services Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as the registry for the purposes of receiving acceptances under the Offer in the form and context in which it is named.

A copy of the relevant parts of reports and statements of third parties which have been lodged either with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to you and other Alinta Shareholders who request a copy during the Offer Period. Requests can be made by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made from within Australia), or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). As required by the Corporations Act, calls to these numbers will be recorded.

8.14 Expiry date

No AGL Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

8.15 No other material information

There is no other information that:

- is material to the making of the decision by a holder of Alinta Shares whether or not to accept the Offer; and
- which is known to AGL,

other than:

- as set out or referred to elsewhere in this Bidder's Statement; or
- information which it would be unreasonable to require AGL to disclose because the information has previously been disclosed to holders of Alinta Shares.

9 The Offer

9.1 Offer

(a) AGL offers to acquire from you on the terms and conditions of this Offer all of Your Alinta Shares together with all Rights attaching to them.

(b) This Offer extends to all Alinta Shares in respect of which you become registered or in respect of which you become entitled to be registered as the holder prior to the end of the Offer Period as a result of the conversion of, or the exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(c) Offers on terms and conditions identical to those contained in this Offer have been dispatched or will be dispatched to:

(i) all holders of Alinta Shares registered as such in the Register on the Register Date; and

(ii) any person who becomes registered as the holder of Alinta Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(d) This Offer is dated [ ] April 2006.

9.2 Consideration for the Offer

(a) Subject to the terms of this Offer, in particular Section 9.10, the consideration offered by AGL for the acquisition of all Your Alinta Shares is 0.564 AGL Shares for each Alinta Share.

(b) Subject to Section 9.2(c), if you would otherwise become entitled to a fraction of an AGL Share as a result of your acceptance of this Offer in addition to the number of whole AGL Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to 1 AGL Share.

(c) If AGL reasonably believes that any parcel or parcels of Alinta Shares has or have been created or manipulated to take advantage of the rounding provision in Section 9.2(b), then any fractional entitlement to an AGL Share arising in relation to that parcel, or those parcels, will be rounded down to the nearest whole number so that the entitlement to AGL Shares arising in relation to each parcel consists of the whole number of AGL Shares only and the fractional entitlement will be disregarded.

9.3 Offer Period

(a) Unless the Offer Period is extended or the Offer is withdrawn, in either case in accordance with the requirements of the Corporations Act, this Offer will remain open for acceptance by you during the period commencing on the date of this Offer and ending at 5:00pm Perth time/7:00pm Sydney time on [ ] (**Offer Period**).

(b) Subject to the Corporations Act, AGL may extend the Offer Period.

(c) In addition, if, within the last 7 days of the Offer Period:

(i) this Offer is varied to improve the consideration offered; or

(ii) AGL's voting power in Alinta increases to more than 50.1%,

then the Offer Period will be mandatorily extended in accordance with section 624(2) of the Corporations Act so that it ends 14 days after the relevant event.

9.4 Acceptance

(a) You may accept this Offer only in respect of all of Your Alinta Shares.

(b) Subject to Section 9.5, to accept this Offer in respect of Alinta Shares which, at the time of acceptance, are registered in your name in the issuer sponsored sub-register operated by Alinta (in which case Your Alinta Shares are not in a CHESS Holding and your Securityholder Reference Number will commence with "I"), you must **complete** and **sign** the Acceptance Form enclosed with this Offer (which forms part of this Offer) in accordance with the instructions on it and **return it** together with all other documents required by those instructions (if any) to:

BY MAIL: AGL Offer
C/- Link Market Services
Locked Bag A14
Sydney South NSW 1235;

BY FAX: +61 2 9287 0303; or

BY HAND: AGL Offer
C/- Link Market Services
Level 12, 680 George Street
Sydney NSW 2000,

so that it is **received** at an address specified above by no later than the end of the Offer Period. A reply paid envelope, which is valid if sent from within Australia, is enclosed for your use.

If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration under this Offer to which you are entitled until your original Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received at an address specified above.

(c) To accept this Offer in respect of Alinta Shares which, at the time of acceptance, are held by you in a CHESS Holding (in which case your Holder Identification Number will commence with "X"), you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with the ASTC Settlement Rules:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC

Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

I if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

II otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete** and **sign** the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and **return** it (using the enclosed reply paid envelope, which is valid if sent from within Australia) together with all other documents required by those instructions to one of the addresses indicated on the Acceptance Form and as such authorise AGL to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. For return of the Acceptance Form to be an effective acceptance of the Offer under this Section 9.4(c)(ii)(B), it must be received by AGL in time for AGL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(d) To accept this Offer in respect of Alinta Shares in respect of which, at the time of acceptance, you are entitled to be registered but are not registered, you must **complete** and **sign** the Acceptance Form enclosed with this Offer in accordance with the instructions on it and **return** it together with all other documents required by those instructions to one of the addresses referred to in paragraph (b) so that it is received by no later than the end of the Offer Period.

(e) An acceptance of this Offer under Section 9.4(b), (c)(ii)(B) or (d) shall not be complete until the Acceptance Form, completed and signed in accordance with the instructions on it and all other documents required by those instructions, have been received at one of the addresses set out in Section 9.4(b). Notwithstanding the foregoing provisions of this Section 9.4, AGL may, in its absolute discretion, waive at any time prior to the end of the Offer Period all or any of the requirements specified in the Acceptance Form but payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved and such other documents as may be necessary to procure registration of the Alinta Shares have been lodged with AGL.

(f) The transmission of the Acceptance Form and other documents is at your own risk.

9.5 Entitlement to Offer

(a) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Alinta Shares (such an Alinta Share in this paragraph being called an **Entitlement Share**) then, in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person relating to the Entitlement Shares;

(ii) a corresponding Offer shall be deemed to have been made at that time to you relating to Your Alinta Shares other than the Entitlement Shares; and

(iii) this Offer shall be deemed immediately after that time to have been withdrawn.

(b) If at any time during the Offer Period and before the Offer is accepted, you hold Alinta Shares on trust for, as nominee for, or on account of, another person or persons, then a separate Offer shall be deemed, in accordance with section 653B(1)(b) of the Corporations Act, to have been made to you in relation to each parcel of Alinta Shares within Your Alinta Shares. An acceptance by you of the Offer in respect of any such distinct portion of Your Alinta Shares will be ineffective unless you have given AGL notice stating that Your Alinta Shares consist of separate parcels and your acceptance specifies the number of Alinta Shares in the distinct portions to which the acceptance relates. If Your Alinta Shares are in a CHESS Holding, the notice may be transmitted in an electronic form approved by the ASTC Settlement Rules. Otherwise, the notice must be given to AGL in writing.

(c) Beneficial owners whose AGL Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in having this Offer accepted in respect of the AGL Shares which they beneficially own.

9.6 Effect of acceptance

(a) By:

(i) completing, signing and returning an Acceptance Form in accordance with Section 9.4(b), (c)(ii)(B) or (d); or

(ii) causing this Offer to be accepted in accordance with the ASTC Settlement Rules if Your Alinta Shares are in a CHESS Holding,

you will, or will be deemed to, have:

(i) subject to section 650E of the Corporations Act and Section 9.5, irrevocably accepted this Offer in respect of all Your Alinta Shares;

(ii) subject to this Offer being declared free from the Defeating Conditions or such conditions being fulfilled, agreed to transfer Your Alinta Shares to AGL;

(iii) represented and warranted to AGL as a fundamental condition going to the root of the contract resulting from your acceptance of this Offer that, both at the time of acceptance of this Offer and at the time the transfer of Your Alinta Shares to AGL is registered, all of Your Alinta Shares are and will upon registration be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that you have full power and capacity (whether legal or equitable) to sell and transfer such Alinta Shares and that you have paid all amounts which at the time of acceptance have fallen due for payment in respect of those Alinta Shares;

(iv) authorised AGL (by any of its directors, officers, servants or agents), if necessary, to complete on the Acceptance Form correct details of Your Alinta Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer;

(v) irrevocably appointed AGL and each of its directors, secretaries and officers from time to time jointly and each of them severally as your true and lawful attorney, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, with power to exercise all powers and rights which you could lawfully exercise as the registered holder of Your Alinta Shares or in exercise of any right derived from the holding of Your Alinta Shares, including, without limiting the generality of the

foregoing, requesting Alinta to register Your Alinta Shares in the name of AGL, attending and voting at any meeting of Alinta Shareholders, demanding a poll for any vote taken at or proposing or seconding any resolutions to be considered at any meeting of Alinta Shareholders, requisitioning any meeting of Alinta Shareholders, signing any forms, notices or instruments relating to Your Alinta Shares and doing all things incidental or ancillary to any of the foregoing. You will, or will be deemed to, have acknowledged and agreed that in exercising such powers the attorney may act in the interests of AGL as the intended registered holder of those Alinta Shares. This appointment, being given for valuable consideration to secure the interest acquired in Your Alinta Shares, is irrevocable and terminates upon registration of a transfer to AGL of Your Alinta Shares;

(vi) agreed, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, and in the absence of a prior waiver of this requirement by AGL, not to attend or vote in person at any meeting of Alinta Shareholders or to exercise or purport to exercise any of the powers conferred on AGL or its nominee in Section 9.6(a)(v);

(vii) irrevocably authorised and directed Alinta to pay to AGL or to account to AGL for all Rights, subject, however, to any such Rights received by AGL being accounted for by AGL to you in the event that this Offer is withdrawn or avoided;

(viii) except where Rights have been paid or accounted for under Section 9.6(a)(vii), irrevocably authorised AGL to deduct from the consideration payable in respect of Your Alinta Shares, the value of any Rights paid to you which, where the Rights take a non-cash form, will be the value of those Rights as reasonably assessed by the Chairman of ASX or his or her nominee. This may involve reducing the number of AGL Shares to which you would otherwise be entitled under this Offer;

(ix) if, at the time of acceptance of this Offer, Your Alinta Shares are in a CHESS Holding, with effect from the date that either this Offer or any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, irrevocably authorised AGL to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer Your Alinta Shares to AGL's takeover transferee holding. AGL shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(x) agreed to indemnify AGL in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Alinta Shares being registered by Alinta without production of your Holder Identification Number for Your Alinta Shares;

(xi) if you are a Foreign Alinta Shareholder, irrevocably appointed AGL as your agent to receive any notice, including a Financial Services Guide (if any) (and any update of that document), that the Nominee and/or its broker may provide under the Corporations Act. Any such document will be made available by AGL on AGL's website (**www.agl.com.au**);

(xii) represented and warranted to AGL that, unless you have notified it in accordance with Section 9.5(b), Your Alinta Shares do not consist of several parcels of Alinta Shares; and

(xiii) agreed to execute all such documents, transfers and assurances that may be necessary or desirable to convey Your Alinta Shares and any Rights to AGL.

(b) If Your Alinta Shares are in a CHESS Holding and you complete, sign and return the Acceptance Form in accordance with Section 9.4(c)(ii)(B) (which you are not bound, but are requested, to do), you will be deemed to have irrevocably authorised AGL and any of its directors, secretaries or officers to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Alinta Shares which are in a CHESS Holding, in accordance with Rule 14.14 of the ASTC Settlement Rules if you have not already done so; and

(ii) give any other instructions in relation to Your Alinta Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and that Controlling Participant.

9.7 Dividends and other entitlements

(a) AGL will be entitled to all Rights declared, paid, made, or which arise or accrue at or after the Announcement Date in respect of Alinta Shares that it acquires pursuant to this Offer.

(b) If any Rights are declared, paid, made or arise or accrue in cash after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been paid to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value of such Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

(c) If any non-cash Rights are issued or made or arise or accrue after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been issued to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value (as reasonably assessed by the Chairman of ASX or his or her nominee) of such non-cash Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

9.8 Defeating Conditions

(a) Subject to paragraph (b), this Offer and the contract resulting from the acceptance of this Offer (and each other Offer and each contract resulting from the acceptance thereof) are subject to the following conditions being fulfilled or waived by AGL:

(i) 90% minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

(ii) ACCC

Before the end of the Offer Period, either:

(A) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to section 50 of the Trade Practices Act; or

(B) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

(iii) Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in sub-paragraph (ii)), including (without limitation):

(A) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(B) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(iv) No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(A) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) no action or investigation is announced, commenced or threatened by any Public Authority; and

(C) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by this Bidder's Statement (including implementing the intentions expressed in this Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

(v) No material adverse change

Between the Announcement Date and the end of the Offer Period:

(A) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(B) no event, matter or thing, as described in sub-paragraph (A), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(vi) No material transactions

None of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

(A) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(B) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(C) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(D) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(E) Alinta or any subsidiary of Alinta amends its constitution or the terms of issue of any of its shares, options or other convertible securities;

(F) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(G) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(H) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (A) - (D) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(I) Alinta or any subsidiary of Alinta:

- creates or enters into an option in respect of; or
- does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (A) – (D) above; or

(J) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (A) – (I) above.

(vii) Market change condition

Before the end of the Offer Period the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

(viii) Change in control

(A) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

- any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;
- any such agreement or other instrument being terminated or modified;
- any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;
- the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or
- the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(B) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(C) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(ix) Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 Business Days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(C) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

(x) No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(A) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(B) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(C) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(E) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(F) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(G) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(H) Alinta or a subsidiary of Alinta resolving that it be wound up;

(I) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(J) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(K) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(L) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(M) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

(b) The Defeating Conditions are conditions subsequent. Further, each of the Defeating Conditions is a separate and distinct condition and shall not be taken to limit the meaning or effect of any other Defeating Condition. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell Your Alinta Shares resulting from your acceptance of this Offer coming into effect, but entitles AGL by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the provisions of the Corporations Act, AGL alone has the benefit of the Defeating Conditions and any breach or non-fulfilment of any such Defeating Conditions may be relied on only by AGL.

(d) The date specified for the giving of the notice referred to in section 630(3) of the Corporations Act as to the status of the Defeating Conditions is [ ] 2006, subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended in accordance with the Corporations Act.

(e) Subject to the Corporations Act, AGL may free the Offer and any contract resulting from acceptance of the Offer from all or any of the Defeating Conditions generally or in relation to a specific occurrence by giving notice in writing to Alinta and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the Defeating Conditions in Section 9.8(a)(x) – not later than three Business Days after the end of the Offer Period; and

(ii) in the case of the other Defeating Conditions – not less than seven days before the end of the Offer Period.

(f) If at the end of the Offer Period in respect of the Defeating Conditions:

(i) AGL has not declared this Offer and all other Offers made by AGL under the Bid and all contracts resulting from the acceptance of Offers to be free from the conditions; and

(ii) the conditions have not been fulfilled,

then all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from whose acceptance binding contracts have not yet resulted are void. In that event, AGL will, if you have accepted this Offer:

(iii) return at your risk your Acceptance Form together with all documents forwarded by you with that form to your address as shown in the Acceptance Form; or

(iv) if Your Alinta Shares are in a CHESS Holding, notify ASTC under the ASTC Settlement Rules that the contract resulting from your acceptance of the Offer is avoided.

9.9 Obligations of AGL

(a) Subject to this Section 9.9 and the Corporations Act, AGL will provide the consideration for Your Alinta Shares by the end of whichever of the following periods ends earlier:

(i) one month after the Offer is accepted or, if the Offer is subject to a Defeating Condition when accepted, within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period.

Under no circumstances will interest be paid on the consideration for Your Alinta Shares under this Offer, regardless of any delay in making payment or any extension of this Offer.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, AGL will provide the consideration in accordance with paragraph (a);

(ii) if that document is given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if the document is given after your acceptance and before the end of the Offer Period while the Offer is not subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the document is received; or

(B) 21 days after the end of the Offer Period; or

(iv) if that document is received after the end of the Offer Period, AGL will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, this Offer is still subject to a Defeating Condition that relates to a circumstance or event specified in Section 9.8(a)(xi), AGL will provide the consideration within 21 days after the Offer becomes, or is declared, unconditional.

(c) The obligation of AGL to allot and issue any AGL Shares to which you are entitled under this Offer will be satisfied:

(i) by AGL entering your name on the register of members of AGL; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the Register on the Register Date. If Your Alinta Shares are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the Register.

(d) If, at the time of acceptance of this Offer, or provision of any consideration under it, any authority or clearance of the Reserve Bank of Australia or of the ATO is required for you

to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(i) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v) any law of Australia that would make it unlawful for AGL to provide the consideration payable under the Offers,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by AGL. Please refer to Section 8.7 for information as to whether this restriction applies to you.

9.10 Foreign Alinta Shareholders

(a) If you are a Foreign Alinta Shareholder, then unless AGL otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to issue you with AGL Shares on acceptance of the Offer; and

(ii) it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia and its external territories,

you will not be entitled to receive AGL Shares as the consideration for Your Alinta Shares by reason of your acceptance of the Offer and if you accept the Offer AGL will:

(iii) arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for this Section 9.10(a);

(iv) cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and

(v) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

- **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all AGL Shares under this Section 9.10(a) less brokerage and other sale expenses;
- **A** is the number of AGL Shares which AGL would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and
- **B** is the total number of AGL Shares issued to the Nominee under this Section 9.10(a).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk by pre-paid airmail to your address as shown on the Register on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(b) Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Foreign Alinta Shareholders to receive AGL Shares as set out in Section 9.10(a).

9.11 Official quotation of AGL Shares

(a) The consideration offered by AGL under the Offer comprises AGL Shares. The AGL Shares offered as consideration will be issued by AGL fully paid and will rank equally with existing AGL Shares from their date of issue.

(b) AGL has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the AGL Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

(d) AGL will make an application to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the AGL Shares to be issued as consideration under the Offer.

9.12 Withdrawal

(a) AGL may withdraw this Offer at any time with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent. Notice of any withdrawal will be given to ASX and Alinta and will comply with any other conditions imposed by ASIC.

(b) If AGL withdraws this Offer, any contract resulting from its acceptance will automatically be void.

9.13 Variation

AGL may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.14 Costs, taxes and GST

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of this Offer will be paid by AGL. No GST is payable as a consequence of the Offer.

9.15 Notices

(a) Any notices to be given by AGL to Alinta under the Bid may be given to Alinta by leaving them at, or sending them by pre-paid ordinary post to, the registered office of Alinta or by sending them by facsimile transmission to Alinta at its registered office.

(b) Any notices to be given to AGL by you or by Alinta under the Bid may be given to AGL by leaving them at or sending them by pre-paid ordinary post to AGL at one of the addresses referred to in Section 9.4(b).

(c) Any notices to be given by AGL to you under the Bid may be given to you by leaving them at or sending them by pre-paid ordinary post or if your address is outside Australia, by airmail, to your address as shown in the Register.

9.16 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in NSW.

10 Glossary and Interpretation

Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AAM or **Alinta Asset Management** means Alinta Network Services and National Power Services, together.

AASB 139 means Australian Accounting Standard AASB139 "Financial Instruments: Recognition and Measurement".

Adj means adjustments.

ACCC means the Australian Competition and Consumer Commission.

ACCC Undertakings means the draft undertakings under section 87B of the Trade Practices Act provided by AGL to ACCC and which are set out in Annexure G.

Acceptance Form means the form of acceptance of the Offer enclosed with this Offer and the Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of AGL.

ACT means Australian Capital Territory.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means The Australian Gas Light Company ABN 95 052 167 405.

AGL Board means the board of directors of AGL.

AGL Demerger Booklet means the demerger scheme booklet issued by AGL and dated 13 February 2006 in relation to the Original AGL Demerger.

AGL Director means a director of AGL.

AGL Energy means the current energy businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

AGL Group means AGL and its Related Entities as at the date of this Bidder's Statement.

AGL Infrastructure means the current infrastructure businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

AGL LTIP has the meaning given to that term in Annexure F.

AGL LTIP Rights has the meaning given to that term in Section 2.1(c).

AGL Management Share Plan has the meaning given to that term in Annexure F.

AGL Share Loan Plan has the meaning given to that term in Annexure F.

AGL Share Purchase Plan has the meaning given to that term in Annexure F.

AGL Share Reward Plan has the meaning given to that term in Annexure F.

AGL Shareholder means a person who is registered as the holder of AGL Shares.

AGL Shares means fully paid ordinary shares in AGL.

AGL/Alinta Energy means the company currently named AGL Energy Limited ACN 115 061 375 which (subject to the approval of AGL as its sole shareholder) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AGL/Alinta Energy Share means a fully paid ordinary share in AGL/Alinta Energy.

AGL/Alinta Infrastructure means the company currently named The Australian Gas Light Company ABN 95 052 167 405 which (subject to AGL Shareholder approval) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, the listed stapled security entity comprising Alinta Infrastructure Trust, Alinta Infrastructure Investment Trust and Alinta Infrastructure Limited.

Alinta means Alinta Limited ABN 40 087 857 001.

Alinta Bid means the Alinta Offers to acquire all of the AGL Shares, on the terms set out in the Alinta Bidder's Statement.

Alinta Bidder's Statement means the replacement bidder's statement dated 31 March 2006 given by Alinta GH to AGL under Part 6.5 of the Corporations Act which replaced the original bidder's statement given by Alinta GH to AGL dated 24 March 2006.

Alinta Board means the board of directors of Alinta.

Alinta DESP means the Alinta Deferred Employee Share Plan as described in Section 3.5.

Alinta Director means a director of Alinta.

Alinta Energy means the current energy businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned subsidiary of Alinta.

Alinta Group means Alinta and its Related Entities as at the date of this Bidder's Statement.

Alinta Infrastructure means the current infrastructure businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

Alinta Infrastructure Investment Trust means Alinta Infrastructure Investment Trust ARSN 115 766 179.

Alinta Infrastructure Limited means Alinta Infrastructure Limited ABN 63 108 311 100.

Alinta Infrastructure Trust means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta Network Services means Alinta Asset Management Pty Ltd ABN 52 104 352 650 (formerly called Alinta Network Services Pty Ltd).

Alinta Options means any options to acquire Alinta Shares that have been granted by Alinta to any employee or director of Alinta or any subsidiary of Alinta under any option plan established by Alinta, including the Alinta Executive Option Plan.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Shareholder means a person who is registered as the holder of Alinta Shares in the Register.

Alinta Shares means fully paid ordinary shares in Alinta.

Alinta Offer or **Alinta's Offer** means, as the context requires, the offer by Alinta GH for AGL Shares contained in Part E of the Alinta Bidder's Statement, or the off-market takeover bid constituted by that offer, and **Alinta Offers** means the several like offers which together constitute the Alinta Bid.

AlintaGas Networks means AlintaGas Networks Pty Ltd ABN 90 089 531 975 which owns a gas distribution network in Western Australia.

Announcement Date means 13 March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APS or **Alinta Power Services** means Alinta Power Services Pty Ltd ABN 16 108 664 151.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in section 12 of the Corporations Act.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

Bairnsdale Power Station means the 94 MW gas-fired power station located at Bairnsdale in Victoria.

BHP Billiton DRI Litigation means the proceedings commenced by Alinta DEWAP Pty Ltd ABN 78 058 070 698 against BHP Billiton Direct Produced Iron Pty Ltd and BHP Billiton Minerals Pty Ltd regarding interruptions in the supply of electricity to the HBI Plant in 2000 and 2001.

Bid means the Offers to acquire all of the Alinta Shares, on the terms set out in this Bidder's Statement.

Bid Period means the period between the date on which this Bidder's Statement was provided to Alinta and the end of the Offer Period (both inclusive).

Bidder's Statement means this document, being the bidder's statement of AGL under Part 6.5 of the Corporations Act relating to the Offer.

BOC means BOC Limited ABN 15 000 029 729.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Alinta Shares on the CHESS subregister of Alinta.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

CPI means Australian Consumer Price Index.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

Dampier to Bunbury Natural Gas Pipeline or **DBNGP** means the gas transmission pipeline that runs between Dampier and Bunbury in Western Australia.

Defeating Condition means each condition of the Offer set out in Section 9.8(a).

Divestment Businesses has the meaning given to that term in Section 4.4.

DPS means dividends per share.

Eastern Gas Pipeline means the gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

EBIT means profit from ordinary activities before finance costs and income tax expense.

EBITDA means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation.

Electricity Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Elgas means Elgas Ltd ABN 85 002 749 260.

Entitlement Share has the meaning given to that term in Section 9.5(a).

EPS means earnings per share.

ESC means the Essential Services Commission, established under the Essential Services Commission Act 2001 (Vic).

FEED means front end engineering and design.

Foreign Alinta Shareholder means an Alinta Shareholder whose address as shown in the Register is in a jurisdiction other than Australia or its external territories or the United States of America, unless AGL otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to an Alinta Shareholder in the relevant jurisdiction and to issue AGL Shares to such an Alinta Shareholder on the acceptance of the Offer, and that it is not unlawful for such an Alinta Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gas Corporation Act has the meaning given to that term in Section 4.2.

Gas Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile described in Section 1.2(k).

GL means gigalitres, a measure of water volume.

GL/a means GL per annum.

Glenbrook Power Station means the 112 MW cogeneration power station situated at Glenbrook, near Auckland, on New Zealand's North Island.

Goldfields Gas Pipeline means the natural gas transmission pipeline which transports gas from the Carnavon Basin to Kalgoorlie in the goldfields of Western Australia.

Great Energy Alliance Corporation means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ABN 70 002 945 655.

Holder Identification Number or **HIN** means the number used to identify an Alinta Shareholder on the CHESS subregister of Alinta.

IFRS means International Financial Reporting Standards.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure B.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ABN 19 003 833 127.

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Annexure A.

IPART means the Independent Pricing and Regulatory Tribunal (NSW).

Listing Rules means the listing rules of ASX as amended or varied from time to time.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

McConnell Dowell Litigation means the proceedings brought by McConnell Dowell Constructions (Aust) Pty Ltd ABN 71 002 929 017 against Alinta DTH Pty Ltd ABN 36 083 052 019 and Alinta DAO Pty Ltd ABN 17 083 050 319 regarding a dispute in relation to a pipeline construction project in Tasmania.

Merchant Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Merged Group means AGL and its Related Entities following AGL acquiring control of Alinta, including Alinta Group.

MRDC means the PNG company representing the interests of certain PNG landowners.

Multinet means the Multinet Gas Partnership, comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122, which owns a gas distribution network in Victoria.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

National Power Services means Alinta Asset Management (2) Pty Ltd ABN 82 073 613 733 (formerly called National Power Services Pty Ltd).

NEM means National Electricity Market.

Newman Power Station means the 105 MW rating gas-fired power station owned by AIH and located within the Mount Newman Joint Venture mining lease, adjacent to the Newman mining township in the Pilbara region of Western Australia.

NGC means NGC Holdings Limited, a company registered in New Zealand.

Nominee means a nominee to be appointed by AGL and approved by ASIC.

NRG Flinders means Flinders Osborne Trading Pty Ltd ACN 094 183 749.

NSW means New South Wales.

Offer, **AGL Offer** or **AGL's Offer** means, as the context requires, the offer for Alinta Shares contained in Section 9, or the off-market takeover bid constituted by that offer, and **Offers** means the several like offers which together constitute the Bid, as varied in accordance with the Corporations Act.

Offer Period means the period during which Offers will remain open for acceptance in accordance with Section 9.3.

Oil Search means Oil Search Limited ARBN 055 079 868.

Original AGL Demerger means the proposed demerger scheme which AGL announced on 31 October 2005 and which was detailed in the AGL Demerger Booklet.

PAT means profit after income tax expense.

Petronas means Petroliam Nasional Bhd, the Malaysian national petroleum company.

PJ means petajoules, being one million gigajoules. A measure of energy.

PJ/a means PJ per annum.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan and the AGL Management Share Plan, as the context requires.

Plan Participant means a participant in a Plan.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory (including delivery points on the Mt Isa to Ballera Gas Pipeline, the Moomba to Sydney Pipeline, Moomba to Adelaide Pipeline and Rockhampton to Wallumbilla Pipeline) to transport PNG gas to markets in Queensland, the Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil Exploration Limited and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Port Hedland Power Station means the 175 MW gas-fired power station owned by AIH consisting of five 35 MW units located at two individual sites in the Pilbara mining region of Western Australia.

Post-Bid Demerger means the intended demerger of the combined infrastructure and services businesses and combined energy businesses of AGL and Alinta following the completion of the Offer as further described in Section 4.3.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to the takeover bid the subject of this Bidder's Statement). It also includes any governor-in-council, minister of state or other government official and any self-regulatory organisation established under statute or any stock exchange.

QAL Litigation means the proceedings brought by Queensland Alumina Limited ABN 98 009 725 044 against Alinta DQP Pty Ltd ABN 97 083 050 284 and Alinta DEQP Pty Ltd ABN 70 083 050 104 in relation to alleged breaches of a gas transportation agreement in respect of the Queensland Gas Pipeline.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register means the register of Alinta Shareholders maintained by Alinta in accordance with the Corporations Act.

Register Date means the date to be specified by AGL by notice to Alinta under section 633(2) of the Corporations Act.

Related Entity means in relation to a person, any entity which is a subsidiary of that person or which is in an economic entity (as defined in any approved Australian Accounting Standard) that is controlled by that person.

Retail Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from or in respect of the Alinta Shares, whether directly or indirectly, including without limitation all rights to receive dividends (and any attaching franking credit), to receive or subscribe for shares, units, notes, options or other securities and to receive all other distributions or entitlements declared, paid, made or issued by Alinta or any subsidiary of Alinta after the Announcement Date.

Securityholder Reference Number or **SRN** means the number allocated by Alinta to identify an Alinta Shareholder on its issuer sponsored subregister.

Share Registry means Link Market Services Limited ABN 54 083 214 537.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point wind farm in South Australia, acquired by AGL in November 2005.

Sydney CSM Project has the meaning given to that term in Section 1.2(l).

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

S&P/ASX 50 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 200 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Takeover Transferee Holding means the CHESS Holding to which Alinta Shares are to be transferred pursuant to acceptances of the Offer.

Tasmanian Gas Pipeline means the subsea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

TEPCO means The Tokyo Electric Power Company, Incorporated.

TJ means terajoules. A measure of energy.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by ActewAGL.

United Energy or **UED** means United Energy Distribution Pty Limited ABN 70 064 651 029 which owns an electricity distribution network in Victoria.

US$ means the lawful currency of the United States of America.

VicHub Interconnect means the interconnect facility at Longford which allows gas to flow between the Tasmanian Gas Pipeline, the Eastern Gas Pipeline and the principal gas transmission system in Victoria.

Victorian Electricity Industry Act means Electricity Industry Act 2000 (Vic).

WA-Related Provisions has the meaning given to that term in Section 4.2.

WLPG means Alinta's Wesfarmers LPG contract.

Your Alinta Shares means, subject to Sections 9.5(a) and 9.5(b), the Alinta Shares in respect of which you are registered or entitled to be registered as holder in the Register at 9:00am on the Register Date and any new Alinta Shares of which you are registered or entitled to be registered as the holder in the Register from 9:00am on the Register Date to the end of the Offer Period as a result of the conversion of, or exercise of rights attached to securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue at 9:00am on the Register Date, and to which you are able to give good title at the time you accept the Offer during the Offer Period.

Interpretation

(a) Annexures to the Bidder's Statement form part of this Bidder's Statement.

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Bidder's Statement and in the Acceptance Form unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Bidder's Statement.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to Sections are to sections of this Bidder's Statement.

(f) References to paragraphs are references to paragraphs within the Section in which the reference to the paragraph is made.

(g) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

(h) References to "dollars", "$" or "cents" are to Australian currency, unless stated otherwise.

11 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by all the directors of The Australian Gas Light Company.

Dated 5 May 2006

Signed for and on behalf of The Australian Gas Light Company by:

David Craig
Director

ANNEXURES

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

24 April 2006

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Deloitte Touche Tohmatsu has been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Bidder's Statement to be dated on or about 24 April 2006, and to be issued by AGL in respect of its proposed acquisition of Alinta Limited ("Alinta").

Expressions defined in the Bidder's Statement have the same meaning in this Report.

Historical Financial Information

Deloitte Touche Tohmatsu has been requested to prepare a report covering the AGL Group Pro forma Consolidated Historical Financial Information, the Alinta Group Pro forma Consolidated Historical Financial Information, the Pro forma Merged Group Historical Financial Information and the Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information described below and disclosed in the Bidder's Statement.

AGL Group Pro forma Consolidated Historical Financial Information

The AGL Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "AGL Group Pro forma Consolidated Historical Financial Information".

The AGL Group Pro forma Consolidated Historical Financial Information set out Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005 that were audited by Deloitte Touche Tohmatsu. The audit opinions issued by Deloitte Touche Tohmatsu to the members of AGL relating to those financial statements were unqualified.

Alinta Group Pro forma Consolidated Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the publicly available consolidated financial statements of Alinta and its controlled entities for the half years ended 30 June 2005 and 30 June 2004 and the financial years ended 31 December 2005 and 31 December 2004 ("the publicly available Alinta financial statements"). The financial information disclosed in the publicly available Alinta financial statements has been recalculated by AGL on a year ended 30 June 2005 and a half year ended 31 December 2005 basis, as described in Section 5.2 (b) of the Bidder's Statement, so as to align Alinta's financial year with that of AGL (30 June).

The Alinta Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of Alinta and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005; and
- The Pro forma Consolidated Historical Balance Sheet of Alinta and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Alinta Group Pro forma Consolidated Historical Financial Information".

The publicly available Alinta financial statements were audited or reviewed by Alinta's external auditor, an accounting firm other than Deloitte Touche Tohmatsu. These audits and reviews were carried out in accordance with Australian Auditing Standards and the corresponding audit opinions and review statements issued to the members of Alinta relating to those consolidated financial statements, were unqualified.

Pro forma Merged Group Historical Financial Information

The Pro forma Merged Group Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Merged Group Historical Income Statements and Pro forma Merged Group Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Merged Group Historical Balance Sheet as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Pro forma Merged Group Historical Financial Information".

The Pro forma Merged Group Historical Financial Information, has been compiled from the AGL Group Pro forma Consolidated Historical Financial Information and the Alinta Group Pro forma Consolidated Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.3; figures 4; 5 and 6 of the Bidder's Statement.

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, as set out in Section 5.4: figures 7 and 8 of the Bidder's Statement, comprises:

- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Income Statements and Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Balance Sheets as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.4: figures 7 and 8 of the Bidder's Statement,

together, the "Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information".

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, has been derived from the Pro forma Merged Group Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.4: figures 7 and 8 of the Bidder's Statement.

The AGL Directors are responsible for the preparation and presentation of the:

- AGL Group Pro forma Consolidated Historical Financial Information;
- Alinta Group Pro forma Consolidated Historical Financial Information;
- Pro forma Merged Group Historical Financial Information; and
- Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information;

including the determination of the Pro forma adjustments,

collectively, the "Pro forma Historical Financial Information".

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian equivalents to International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Scope

We have conducted our review of the Pro forma Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro forma Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the half year ended 31 December 2005, and the accounting policies adopted by Alinta as disclosed in the publicly available consolidated financial statements of Alinta for the year ended 31 December 2005; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro forma Historical Financial Information.

Limitations of scope in respect of Pro forma Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information has been extracted from publicly available financial information. The Directors have made various assumptions in order to present the Alinta Group Pro forma Consolidated Historical Financial Information, which have not been discussed with Alinta management or verified to supporting accounting records. Accordingly, our review of the Alinta Group Pro forma Consolidated Historical Financial Information is substantially less in scope than an audit or review examination of the underlying financial information from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived. We do not express any audit opinion, or review statement, in relation to the publicly available Alinta financial statements from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived.

As set out in Section 5.3 (f) of the Bidder's Statement the calculation of goodwill and the fair value of assets acquired by AGL on acquisition accounting of Alinta under AIFRS have been determined provisionally based on the limited publicly available financial information in respect of Alinta.

Review Statement

Based on our review, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information is not presented fairly in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the half year ended 31 December 2005.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2005 would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the proposed acquisition other than the preparation of this Report, the preparation of the Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No: 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 - Financial Services Guide

24 April 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to give general financial product advice in the form of a report to be provided to you in connection with AGL's Bidder's Statement in respect of the Company's offer to acquire all of the shares in Alinta Limited ("Alinta") ("the Proposed Acquisition of Alinta"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide general financial product advice in respect of:
  - debentures, stocks or bonds to be issued or proposed to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having

regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

How are we and our employees remunerated?

Our fees are usually determined on an hourly basis; however there may be a fixed amount or an amount derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $75,000.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility

The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

The Complaints Officer
Practice Protection Group
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
Fax: +61 3 9621 2291
Internet: http://www.fics.asn.au

If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
Fax: +61 2 9262 1512

Specific contact details for lodging a compliant with the ICAA can be obtained from their website at
http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf

Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

24 April 2006

Dear Directors

REVIEW OF DIRECTORS' FINANCIAL FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australian Gas Light Company ("AGL" or "the Company") for inclusion in a Bidder's Statement to be issued by the Company in respect of its proposed acquisition of Alinta Limited ("Alinta"). Deloitte Corporate Finance Pty Limited ("Deloitte") is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Scope of Report

The Directors are solely responsible for the preparation and presentation of the financial forecasts and the information contained therein, including the assumptions on which they are based.

Pro forma financial forecasts have been prepared for:

i) the Company and its controlled entities, including separate disclosure of AGL's energy and infrastructure businesses, for the years ending 30 June 2006 and 30 June 2007, as presented in section 5.5 (b) (i) of the Bidder's Statement;

ii) Alinta and its controlled entities, including separate disclosure of Alinta's energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (c) (i) of the Bidder's Statement; and

iii) the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i) of the Bidder's Statement;

collectively, the Financial Forecasts.

We have reviewed the Financial Forecasts together with the assumptions on which the Financial Forecasts are based as set out in sections 5.5 (b) (iv), 5.5 (c) (iii), and 5.5 (d) (ii) of the Bidder's Statement in order to give a statement thereon to the Directors of the Company.

Our review of the Financial Forecasts has been conducted in accordance with AUS 902 "Review of Financial Reports". Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Financial Forecasts and the evaluation of accounting policies used in the Financial Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Financial Forecasts, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Financial Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Bidder's Statement and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Financial Forecasts.

Directors' Financial Forecasts

The Financial Forecasts have been prepared by management and adopted by the Directors in order to provide a guide to the potential financial performance of the Company for the years ending 30 June 2006 and 30 June 2007, Alinta for the year ending 30 June 2007 and the Merged Group, including separate disclosure of the merged energy and infrastructure businesses for the year ending 30 June 2007. There is a considerable degree of subjective judgement involved in preparing Financial Forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Financial Forecasts have been prepared using assumptions summarised in the Bidder's Statement which are based on best-estimate assumptions relating to future events that Directors' expect to occur and actions that management expect to take.

As disclosed in section 5.5 (b) (iv), the forecast income statements assume that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Financial Forecasts as the Directors do not believe that they can be reliably estimated.

The sensitivity analysis set out in sections 5.5 (b) (v) and 5.5 (c) (iv) of the Bidder's Statement demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.



Limitations of Scope

The forecast financial information in respect of Alinta and Alinta's energy and infrastructure businesses is presented by the Directors of AGL for the year ending 30 June 2007 in section 5.5 (c) (i) of the Bidder's Statement. Alinta has a December financial year end and the financial information presented by Alinta in its Bidder's Statement is for the years ending 31 December 2006 and 31 December 2007. The Directors of AGL have therefore made a number of assumptions based on an analysis of historical seasonality of Alinta's results derived from publicly available information in converting this financial information into a pro forma financial forecast for the year ending 30 June 2007.

The pro forma forecast for the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (d) (i). of the Bidder's Statement includes certain cost synergies that the Directors reasonably expect to be able to achieve given their knowledge of the AGL business and their analysis of publicly available information concerning Alinta, as contained in the assumptions set out in section 5.5 (c) (iii).

The pro forma forecast for the Merged Group including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i). of the Bidder's Statement, also includes interest and taxation expense forecasts on the basis of publicly available information in respect of Alinta and the Directors' forecast of the likely debt structure of the businesses.

Neither the Directors of AGL nor Deloitte have had access to information concerning Alinta that is not publicly available. The forecast financial information of the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, as presented in section 5.5 (d) (i). of the Bidder's Statement should be considered in light of this limitation.

Review Statement

Subject to the limitations of scope described above, based on our review of the Financial Forecasts, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions which give rise to the Financial Forecasts, nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumptions, as set out in the Bidder's Statement, do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Actual financial performance is likely to be different from the Financial Forecasts since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Financial Forecasts will be achieved.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the proposed acquisition other than the preparation of this report, the preparation of the Investigating Accountant's Report, provision of financial due diligence and other related services in relation to

the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this Review of Directors' Forecasts report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Corporate Finance Pty Limited makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

Johan Duivenvoorde
Director

Annexure C - ASX announcements in relation to AGL since 30 June 2005

Date	Announcement
03-May-2006	Joint study costs greenhouse gas reductions
02-May-2006	Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Initial Director's Interest Notice
02-May-2006	Commencement of role of CEO
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL infrastructure merger with Alinta
26-Apr-2006	ALN: ALN merges with AGLs infrastructure assets
26-Apr-2006	ALN: Alinta and AGL Agreement
26-Apr-2006	Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	ALN Open Letter to Alinta Shareholders
24-Apr-2006	Bidder's Statement for ALN
24-Apr-2006	AGL offer to Alinta Shareholders
24-Apr-2006	ASX Advice Change of Share Registry
24-Apr-2006	Details of Share Registry address
24-Apr-2006	Takeovers Panel declares unacceptable circumstances
24-Apr-2006	ALN: Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
21-Apr-2006	Change of Director's Interest Notice
20-Apr-2006	ALN Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	ALN Bidder's Statement
13-Apr-2006	OSH: Adjustment of AGL Asset Sale Price
12-Apr-2006	ALN: Alinta Offer to Open
12-Apr-2006	SGL: Production/Sales & Exploration Report – March 2006
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	Letter to Shareholders
7-Apr-2006	Paul Anthony Commences as CEO
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	CUE: SE Gobe-13 Well begins drilling
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Becoming a substantial holder from AIH
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statements (1 of 3)
30-Mar-2006	AGL short listed for water recycling project
29-Mar-2006	ACCC undertakings for Alinta Offer
29-Mar-2006	ACCC undertakings for Alinta Offer
28-Mar-2006	OSH: First Production from SE Mananda
27-Mar-2006	Change in substantial holding from ALN
24-Mar-2006	AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	ALN: Alinta lodges Bidder's Statement
24-Mar-2006	ALN: Lodgement of Bidder's Statement
23-Mar-2006	Chairman's Letter to Shareholders
20-Mar-2006	Letter to Shareholders
20-Mar-2006	Update on Alinta's Bid for AGL
20-Mar-2006	AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
16-Mar-2006	Change of Directors Interest Notice x 6

Date	Announcement
14-Mar-2006	ALN: Letter to Shareholders re AGL Offer
14-Mar-2006	Federal Court approves request to cancel Demerger Meeting
13-Mar-2006	ALN: Board Rejects AGL Takeover Proposal
13-Mar-2006	ALN: AGL Merger Proposal
13-Mar-2006	AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	ALN: Alinta/AGL Merger Update
10-Mar-2006	Finalises Confidentiality Agreement with Alinta
9-Mar-2006	ALN Letter to Shareholders re AGL
8-Mar-2006	Letter to Shareholders
6-Mar-2006	SGL: 30% Increase in proven & probable reserves
3-Mar-2006	Final Directors Interest Notice
3-Mar-2006	AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
2-Mar-2006	SGL: Amendment to Announcement CGP on track to meet 14.5 PJ
2-Mar-2006	SGL:CGP on track to meet 14.5 PJ per yr AGL Supply Agreement
1-Mar-2006	ALN: Update - AGL
28-Feb-2006	2006 Half Year Financial Results
28-Feb-2006	Half Year Results Media Release
28-Feb-2006	Half Yearly Report/Half Year Accounts
24-Feb-2006	ALN: Progress of Preliminary Arrangements
24-Feb-2006	ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding from ALN
23-Feb-2006	ASX Update
23-Feb-2006	Ceasing to be a substantial holder
22-Feb-2006	ALN: Re Discussions with AGL
22-Feb-2006	Becoming a substantial holder from ALN
22-Feb-2006	Media Release: ASX Statement
22-Feb-2006	ALN: Reaches 19.9% Stake in AGL
21-Feb-2006	Statement re: Alinta Ltd
21-Feb-2006	ALN: Increases Stake in AGL to 12.9%
21-Feb-2006	ALN: Acq 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	ASX Statement
20-Feb-2006	Change in substantial holding
17-Feb-2006	AGL achieves financial close on PNG equity
17-Feb-2006	OSH: Completion of asset sale to AGL
16-Feb-2006	MFI: Moomba-Sydney Ethane Pipeline
13-Feb-2006	Scheme Booklet Analyst Presentation
13-Feb-2006	Scheme Booklet Attachments
13-Feb-2006	Scheme Booklet Detailed Information
13-Feb-2006	Scheme Booklet Overview
13-Feb-2006	AGL release demerger Scheme Booklet
9-Feb-2006	First PNG Gas Sales to NRG Flinders
3-Feb-2006	Demerger Proposal Update
2-Feb-2006	ALN: Market Speculation on Alinta's Interest in AGL
31-Jan-2006	To build Australia's largest wind farm
23-Jan-2006	Becoming a substantial holder
20-Jan-2006	CEO & Board Appointments for demerged companies
16-Jan-2006	Open Briefing AGL MD on Upstream PNG Deal
16-Jan-2006	Concludes $5 billion PNG Gas deals
16-Jan-2006	OSH: Early completion of AGL Transaction
29-Dec-2005	SG & AGL JV Convertible Notes Financing Arrangements
21-Dec-2005	Amends Gas Portfolio Arrangements
13-Dec-2005	Southern Hydro Investor Tour - Presentation
5-Dec-2005	MD Conference Presentation 5 December 2005
30-Nov-2005	Completes Southern Hydro acquisition
22-Nov-2005	Change of Directors Interest Notice x 6

Date	Announcement
15-Nov-2005	Completes Sydney Gas Joint Venture
15-Nov-2005	Media Release: AGL Plans NSW gas power site
15-Nov-2005	SGL: Completion of JV Arrangement with AGL
15-Nov-2005	UBS presentation AGL MD
14-Nov-2005	Loy Yang Power secures refinancing
7-Nov-2005	Change of Directors Interest Notice
2-Nov-2005	SGL: AGL Loan Facility
2-Nov-2005	SGL: Early Repayment of Chimaera Capital CUB Facility
31-Oct-2005	Final Share Buy-Back Notice
31-Oct-2005	Investor Presentation AGL demerger
31-Oct-2005	Chairman's Letter to Shareholders
31-Oct-2005	Open Briefing AGL MD on Southern Hydro Acquisition
31-Oct-2005	Open Briefing AGL Chairman on Demerger
31-Oct-2005	AGL acquires Southern Hydro
31-Oct-2005	AGL Demerger
27-Oct-2005	New gas power station for Townsville
21-Oct-2005	Final Directors Interest Notice
19-Oct-2005	Improved ESC decision on Victorian network
18-Oct-2005	AGL Second Sustainability Report 2005
18-Oct-2005	AGM Resolutions 2005
18-Oct-2005	AGL AGM Managing Director Presentation 2005
18-Oct-2005	2005 AGM Chairman's Address
14-Oct-2005	Daily Share Buy-Back Notice
13-Oct-2005	Daily Share Buy-Back Notice
12-Oct-2005	Daily Share Buy-Back Notice
11-Oct-2005	Daily Share Buy-Back Notice
7-Oct-2005	Ceasing to be a substantial holder
7-Oct-2005	Daily Share Buy-Back Notice
6-Oct-2005	OSH: Olympic Dam contract lapses - 6 October 2005
6-Oct-2005	Daily Share Buy-Back Notice
29-Sep-2005	Daily Share Buy-Back Notice
28-Sep-2005	Daily Share Buy-Back Notice
27-Sep-2005	Daily Share Buy-Back Notice
26-Sep-2005	Daily Share Buy-Back Notice
23-Sep-2005	Change of Directors Interest Notice x 8
23-Sep-2005	Daily Share Buy-Back Notice
22-Sep-2005	Daily Share Buy-Back Notice
21-Sep-2005	Daily Share Buy-Back Notice
20-Sep-2005	Daily Share Buy-Back Notice
19-Sep-2005	Daily Share Buy-Back Notice
16-Sep-2005	Daily Share Buy-Back Notice
15-Sep-2005	Daily Share Buy-Back Notice
14-Sep-2005	Share Registry Change of Address
14-Sep-2005	Change of Registered Address
14-Sep-2005	Proxy Form
14-Sep-2005	Notice of Annual General Meeting
14-Sep-2005	Full Financial Report 2005
14-Sep-2005	Concise Annual Report 2005
14-Sep-2005	Open Briefing AGL MD on SGL Transaction
14-Sep-2005	Form Joint Venture with Sydney Gas
14-Sep-2005	SGL: SGL & AGL form JV to develop Coal Seam Gas in NSW
25-Aug-2005	Full Year Financial Results Presentation
25-Aug-2005	12 months to 30 June 2005 Highlights
25-Aug-2005	Open Briefing AGL MD on FY05 Results
25-Aug-2005	Preliminary Final Report
22-Aug-2005	Notification of Annual General Meeting
17-Aug-2005	Appendix 3B

Date	Announcement
11-Aug-2005	AGL and Symex Agreement
11-Aug-2005	SYM: Energy agreement with AGL
3-Aug-2005	Ceasing to be a substantial holder
3-Aug-2005	Change in substantial holding
5-Jul-2005	Becoming a substantial holder for GAS
5-Jul-2005	Presentation - PNG Gas Agreements
5-Jul-2005	Open Briefing AGL MD on Northern Gas
5-Jul-2005	PNG Gas Equity Agreement
5-Jul-2005	OSH: New Gas Customer & Proposed Equity Sale to AGL
5-Jul-2005	Commits to PNG Gas
4-Jul-2005	Appendix 3B: New Issue Announcement

Annexure D - ASX announcements in relation to Alinta since 30 June 2005

Date	Announcement
04-May-2006	Appendix 3B
04-May-2006	Appendix 3B
03-May-2006	Results of AGM
03-May-2006	AGM – Chairman's address & CEO's presentation
02-May-2006	AGL: Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Ceasing to be a substantial holder
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	T/O Panel: Alinta Limited 01R-Panel Receives Application
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL: AGL infrastructure merger with Alinta
26-Apr-2006	ALN merges with AGLs infrastructure assets
26-Apr-2006	Alinta and AGL Agreement
26-Apr-2006	AGL: Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	Open Letter to Alinta Shareholders
24-Apr-2006	AGL Bidder's Statement
24-Apr-2006	AGL: AGL offer to Alinta Shareholders
24-Apr-2006	AGL: ASX Advice Change of Share Registry
24-Apr-2006	AGL: Takeovers Panel declares unacceptable circumstances
24-Apr-2006	Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL: AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
20-Apr-2006	Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	Bidder's Statement for AGL
18-Apr-2006	Adjustment to minimum conversion number for RePS
12-Apr-2006	Alinta Offer to Open
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	AGL: Letter to Shareholders
7-Apr-2006	Appendix 3B
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	Change of Directors Interest Notice x 4
4-Apr-2006	Change of Directors Interest Notice x 6
4-Apr-2006	Appendix 3B
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Appendix 3B
31-Mar-2006	Appendix 3B
31-Mar-2006	Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (1 of 3)
30-Mar-2006	Appendix 3B
30-Mar-2006	Appendix 3B
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	Concise Annual Report/F/Y Financial Report/Notice of AGM
27-Mar-2006	Replacement Page 8 – Bidder's Statement
27-Mar-2006	Change in substantial holding for AGL
24-Mar-2006	AGL: AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	Alinta lodges Bidder's Statement
24-Mar-2006	Lodgement of Bidder's Statement
23-Mar-2006	Appendix 3B

Date	Announcement
20-Mar-2006	AGL: Update on Alinta's Bid for AGL
20-Mar-2006	AGL: AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
17-Mar-2006	Alinta DRP Price
14-Mar-2006	Letter to Shareholders re AGL Offer
13-Mar-2006	Board Rejects AGL Takeover Proposal
13-Mar-2006	AGL Merger Proposal
13-Mar-2006	AGL: AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	Alinta/AGL Merger Update
10-Mar-2006	AGL: Finalises Confidentiality Agreement with Alinta
9-Mar-2006	Letter to Shareholders re AGL
8-Mar-2006	Appendix 3B - Conversion of Options
7-Mar-2006	Appendix 3B
7-Mar-2006	Change of Directors Interest Notice x 6
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	AGL: AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
1-Mar-2006	News Release: Update - AGL
28-Feb-2006	Appendix 3B
28-Feb-2006	Appendix 3B
24-Feb-2006	Progress of Preliminary Arrangements
24-Feb-2006	AGL: ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding for AGL
23-Feb-2006	AGL: ASX Update
23-Feb-2006	Presentations to Analysts
23-Feb-2006	Preliminary Final Report/Full Year Accounts
22-Feb-2006	Discussions with AGL
22-Feb-2006	Becoming a substantial holder for AGL
22-Feb-2006	AGL Media Release: ASX Statement
22-Feb-2006	Reaches 19.9% Stake in AGL
21-Feb-2006	AGL - Statement re: Alinta Ltd
21-Feb-2006	Increases Stake in AGL to 12.9%
21-Feb-2006	Acquires 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	AGL: ASX Statement
20-Feb-2006	Trading Halt
20-Feb-2006	DBP Expansion
6-Feb-2006	Change of Directors Interest Notice
3-Feb-2006	Change of Directors Interest Notice x 5
3-Feb-2006	AGL: Demerger Proposal Update
2-Feb-2006	Market Speculation on Alinta's Interest in AGL
31-Jan-2006	Appendix 3B
23-Jan-2006	Ceasing to be a substantial holder
6-Jan-2006	Change of Directors Interest Notice x 5
4-Jan-2006	Becoming a substantial holder
3-Jan-2006	Appendix 3B
22-Dec-2005	Appendix 3B
20-Dec-2005	SLD: Licence Agreement & Contracting Investment
19-Dec-2005	Open Briefing Alinta Earnings & General Update
9-Dec-2005	Change of Chairman of the Board
6-Dec-2005	Change of Directors Interest Notice x 5
5-Dec-2005	Ceasing to be a substantial holder
2-Dec-2005	Appendix 3B
1-Dec-2005	Appendix 3B: Issue of Options
29-Nov-2005	Becoming a substantial holder
25-Nov-2005	Ceasing to be a substantial holder

Date	Announcement
24-Nov-2005	DUE: Dampier to Bunbury Natural Gas Pipeline
24-Nov-2005	DBP Announcement to Stage 5 Expansion
17-Nov-2005	Awarding of $110m contract for gas turbines
14-Nov-2005	*Presentation to UBS Utilities Conference*
8-Nov-2005	Change of Directors Interest Notice x 5
2-Nov-2005	Appendix 3B - Conversion of Reset Preference Shares
31-Oct-2005	Retirement and Appointment of Company Secretary
10-Oct-2005	Change in substantial holding
7-Oct-2005	Appendix 3B
5-Oct-2005	Becoming a substantial holder for AIH
4-Oct-2005	Change of Directors Interest Notice x 5
4-Oct-2005	Change of Directors Interest Notice x 5
3-Oct-2005	Appendix 3B
30-Sep-2005	Appendix 3B
30-Sep-2005	*Open Briefing: Alinta CEO on Earnings & AIH Update*
30-Sep-2005	Half Year Report to Shareholders
28-Sep-2005	Appendix 3B - Issue of Shares on Conversion of Options
27-Sep-2005	Appendix 3B
27-Sep-2005	Change of Directors Interest Notice
20-Sep-2005	Appendix 3B
19-Sep-2005	AIH Offer to Close Early
16-Sep-2005	Appendix 3B
14-Sep-2005	News Release: DRP Price
14-Sep-2005	Appendix 3B - Conversion of Options
14-Sep-2005	AOE: Media Release re Daandine Power Generation Project
14-Sep-2005	*AOE: Daandine Power Generation Agreement*
12-Sep-2005	Alinta go-ahead for Wagerup Stage 1 Cogeneration Project
12-Sep-2005	Appendices 3B & 3Y - Issue of Shares on Conversion of Options
9-Sep-2005	Appendix 3B
8-Sep-2005	Appendix 3B - Conversion of Options
2-Sep-2005	Appendix 3B
2-Sep-2005	Change of Directors Interest Notice
1-Sep-2005	Change of Directors Interest Notice x 5
1-Sep-2005	Appendix 3B
1-Sep-2005	Letter to Shareholders - Alinta Infrastructure Holdings
30-Aug-2005	Appendix 3B
29-Aug-2005	*AIH Offer Document Lodged with ASIC*
26-Aug-2005	AIH Priced at Top of Range
25-Aug-2005	Appendix 3B
17-Aug-2005	Half Year Result Presentation
17-Aug-2005	Half Yearly Report & Accounts
17-Aug-2005	IPO of Alinta Infrastructure Holdings
10-Aug-2005	Final Approval of AlintaGas Networks Access Arrangement
5-Aug-2005	Evaluation of ownership structure of former Duke assets
4-Aug-2005	Change of Directors Interest Notice x 5
29-Jul-2005	Appendix 3B - Conversion of RePS
29-Jul-2005	Appendix 3B
25-Jul-2005	Appendix 3B
18-Jul-2005	Appointment of Non-Executive Director/Initial Directors Interest Notice
12-Jul-2005	Final Decision on AGN Distribution System
6-Jul-2005	Change of Directors Interest Notice x 5
1-Jul-2005	Wesfarmers LPG & Cogeneration Unit 1 Update

Annexure E – Rights attaching to AGL Shares

Set out below is a summary of the rights attaching to AGL Shares. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Shareholders, which can involve complex questions of law arising from the interaction of the AGL Constitution and statutory, common law and Listing Rule requirements.

The AGL Constitution is available on the AGL website at www.agl.com.au. A copy of the AGL Constitution may also be obtained by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or + 61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

Issue of AGL Shares

Subject to the AGL Constitution, the Corporations Act and the Listing Rules, the AGL Directors may issue and allot, or otherwise dispose of AGL Shares or grant options over unissued AGL Shares, on terms and at a price determined by the AGL Directors. The AGL Directors may issue or allot AGL Shares to AGL Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the AGL Directors may determine.

The AGL Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the AGL Directors determine, including shares which are liable to be redeemed, are convertible to ordinary shares or carry preferential rights as to dividends (which may be cumulative).

Small parcels

Consistent with the Listing Rules, AGL may give notice to AGL Shareholders who hold 'small parcels' of AGL Shares setting out AGL's intention to sell those shares on behalf of the AGL Shareholder and distribute the net proceeds to the AGL Shareholder. The AGL Directors have the discretion to specify the amount of AGL Shares which will be considered to be a small parcel subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the AGL Shareholder can notify AGL that they wish to retain the AGL Shares. AGL will not sell the AGL Shares of those AGL Shareholders who notify AGL that they wish to retain their AGL Shares.

Transfer of AGL Shares

AGL Shares may be transferred by AGL Shareholders without restriction, subject to the absolute discretion of the AGL Directors to refuse to register any transfer of AGL Shares or other securities where permitted by the Listing Rules. Where the AGL Directors have refused to register a transfer of AGL Shares, AGL must, within five Business Days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

Proportional takeover approval provisions

If a proportional takeover bid is made, the AGL Directors must hold a meeting of members of the class of shares the subject of the bid, to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the AGL Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the AGL Constitution becomes the constitution of AGL, but may be renewed by a resolution of the AGL Shareholders.

General meeting

One AGL Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The AGL Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by AGL Shareholders under the Corporations Act.

Notice of general meetings must be given to every AGL Shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of AGL Shareholders is 15 AGL Shareholders present in person or by proxy, entitled to vote and together holding not fewer than 50,000 AGL Shares.

Chairman

The Chairman or, in his or her absence, another AGL Director, appointed by the AGL Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

Voting

Generally, on a show of hands, each AGL Shareholder has one vote. On a poll, each AGL Shareholder has:

- one vote for each fully paid AGL Share; and
- for each partly paid AGL Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the AGL Share. Amounts paid in advance of calls are not taken into account.

If two or more joint AGL Shareholders purport to vote, only the vote of the joint AGL Shareholder whose name appears first in AGL's members register will be accepted.

AGL Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five AGL Shareholders entitled to vote, or by an AGL Shareholder or AGL Shareholders with at least 5% of the vote.

AGL Directors

The business of AGL is to be managed under the direction of the AGL Board.

Until AGL Shareholders determine otherwise, the number of AGL Directors must not be less than three or more than 10.

Nominations to the position of AGL Director (other than AGL Directors standing for re-election) must be received at least 35 Business Days before the relevant general meeting.

AGL Directors' share qualification

To be eligible to hold the office of AGL Director, a person must hold at least 2,000 AGL Shares in their own name from the time they are nominated to the office of AGL Director until they are elected or appointed as an AGL Director, and must continue to hold that AGL Share qualification so long as they continue to hold that office.

Retirement of AGL Directors

At each annual general meeting, one third of the AGL Directors other than the Managing Director must retire from office. The AGL Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each AGL Director other than the Managing Director must retire from office at the close of the third annual general meeting following the AGL Director's last election, and that AGL Director is eligible for re-election at that meeting.

Remuneration of AGL Directors

Subject to the Listing Rules, the non-executive AGL Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by the AGL Shareholders in general meeting. Presently, that amount is $1.5 million per annum. Non-executive AGL Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors are set out in Section 8.10(c).

The AGL Board may fix the remuneration of an executive AGL Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

Dividends

The AGL Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all fully paid AGL Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid AGL Shares are entitled to participate fractionally.

The AGL Directors may deduct from any dividend payable to an AGL Shareholder any amount that the AGL Shareholder owes to AGL on account of calls or otherwise in relation to the AGL Shares held by the AGL Shareholder.

Winding up

If AGL is wound up, all AGL Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of AGL, distribute AGL's assets (in kind) among the Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of AGL Shareholders (but the liquidator may not require an AGL Shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL indemnifies every past and present director, secretary and executive officer of AGL against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as such an officer of AGL.

Amendments to the AGL Constitution

Amendments to the AGL Constitution will require a special resolution of AGL Shareholders under the Corporations Act (at least 75% of votes cast on the resolution being in favour of the resolution).

(a) AGL Share Reward Plan

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 435,678 AGL Reward Plan Shares on issue to 2,221 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition and the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(b) AGL Share Purchase Plan

Under the AGL Share Purchase Plan, eligible employees, including AGL Directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

AGL Shares acquired under the AGL Share Purchase Plan (**AGL Purchase Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 570,796 AGL Purchase Plan Shares on issue to 95 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements Plan Participants would otherwise have received for the purposes of funding the acquisition on market or the subscription at market value of AGL Purchase Plan Shares.

Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(c) AGL LTIP

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and transparent performance by AGL in the long term.

Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

AGL LTIP Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration (**AGL LTIP Rights**). The cost of acquiring the shares is paid by AGL. Prior to vesting, AGL LTIP Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 19 April 2006, there were 816,678 unvested AGL LTIP Rights on issue to 108 Plan Participants.

Terms of issue

No allocation of AGL LTIP Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.

Vesting

AGL LTIP Rights will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When AGL LTIP Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those AGL LTIP Rights.

Lapse of AGL LTIP Rights

All AGL LTIP Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before AGL LTIP Rights have vested in any other circumstance, all AGL LTIP Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

Administration

The AGL Board supervises the administration of the AGL LTIP.

Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(d) AGL Share Loan Plan

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees included full-time or permanent part-time employees (other than directors) of AGL companies who have attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan (**AGL Loan Plan Shares**) are registered in the name of the trustee of the Plan but beneficially owned by the Plan Participants. As at 19 April 2006, the trustee held 1,082,900 AGL Loan Plan Shares for the benefit of 45 Plan Participants.

Payment of issue price

AGL made loans (**Plan Loans**) to Plan Participants who authorised and directed AGL to pay the amount of the Plan Loan to the trustee of the Plan for the purposes of the trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares were subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 19 April 2006, outstanding Plan Loans totalled $6,886,343.

Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earliest of 3 years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining

and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares were issued at a discount to market value, the Plan Participant may direct the trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the trustee to sell the shares.

Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of his or her death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

(e) AGL Management Share Plan

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan (**AGL Management Plan Shares**) are registered in the names of and beneficially owned by Plan Participants. As at 19 April 2006, there were 54,550 AGL Management Plan Shares on issue to 10 Plan Participants.

Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan (**Management Plan Loan**) to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable:

- within one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of his or her AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or

- within one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

As at 19 April 2006, outstanding Management Plan Loans totalled $133,646.

Restrictions on disposal

AGL Management Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell his or her AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;

- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and

- AGL Management Plan Shares may be transmitted in accordance with the AGL Constitution upon the death of the Plan Participant.

Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains

outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

Voting, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (AGL) announced an offer to merge with Alinta Limited (Alinta), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (Bid). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (Commission). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

Combined Infrastructure Business Transmission Interests means the interests referred to in clause 6.

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

Divestment Businesses has the meaning given to it in clause 20.

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or

requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, *or the date on which the Commission advises in writing that it does not have any* competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1. These Undertakings commence upon completion of the Transaction.

Demerger

2. The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3. The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4. The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

    (a) PNG Australia Pipeline Project (AGL's 50% interest);

    (b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

(i) Moomba to Sydney Pipeline;

(ii) Goldfields Gas Pipeline;

(iii) Parmelia Pipeline;

(iv) Carpentaria Gas Pipeline;

(v) Roma to Brisbane Pipeline;

(vi) Midwest Pipeline; and

(vii) Amadeus to Darwin Pipeline

(**Agility-APT Service Contracts**)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

(i) the Mondarra gas storage facility in WA; and

(ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)

NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

   (a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

   (b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

   (c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

   (d) Alinta's 20% interest in AIH which in turn owns:

      (i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

      (ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7. The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

   (a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail, and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9. The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to ActewAGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to ActewAGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11. The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12. The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13. The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14. The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15. Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16. The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

    (a) take all steps necessary to preserve the Divestment Businesses as a viable going concern including not proposing or consenting to any sale or transfer of the assets of APT identified in clause 5(d) above to any Related Body Corporate of AGL or Alinta or the Merged Entity;

    (b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of the Combined Infrastructure Business Transmission Interests;

    (c) ensure that the management of the Divestment Businesses operate those businesses independently of the Combined Infrastructure Business Transmission Interests and in particular, empower them independently to:

        (i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

        (ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

        (iii) maintain all current contracts and agreements of the Divestment Businesses;

    (d) subject to clause 17 below, take all steps necessary to:

        (i) keep the books and records of the Divestment Businesses separate from those of the operations of the Combined Infrastructure Business Transmission Interests;

        (ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of the Combined Infrastructure Business Transmission Interests from the Divestment Businesses; and

        (iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

    (e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within

the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17. The Merged Entity is entitled to receive and use:

    (a) all publicly available information;

    (b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

    (c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

    (d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18. The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19. The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

Divestiture

20. The Merged Entity undertakes that if by the Trigger Date the Demerger has not been implemented , it will, in accordance with the sale process outlined in clauses 21 to 42 below, use its best endeavours to divest the following businesses:

    (a) the 30% interest in APT; and

    (b) the Agility-APT Service Contracts and sufficient assets and capability from Agility to operate and service these contracts,

    (**Divestment Businesses**, with each of (a) and (b) above constituting a **Divestment Business**)

    either by:

    (c) a sale to an Approved Purchaser (**Trade Sale**); or

    (d) an initial public offering of shares in an entity that owns assets which include the Divestment Businesses (**IPO**).

Trade Sale – Invitation to Tender

21. If the Merged Entity wishes to pursue a Trade Sale, the Merged Entity will, within 45 days after the Trigger Date, invite offers to purchase each of the Divestment Businesses by:

(a) sending notices to prospective purchasers identified by the Merged Entity; and

(b) publishing details of the invitation to tender in appropriate publications, notifying prospective purchasers that the relevant Divestment Businesses will be offered for sale and requesting registration of expressions of interest in one or more of the Divestment Businesses within 30 days of the date of despatch of the notices. The Merged Entity will provide to the Commission, within 5 Business Days of despatch, copies of the notices and invitation together with the list of addressees.

22. The Merged Entity will use its best efforts to sell the Divestment Businesses pursuant to clause 21 above to Approved Purchasers within 9 months from the Trigger Date (**Initial Sale Period**).

IPO

23. If the Merged Entity wishes to pursue the IPO, it must use its best efforts to ensure that if the IPO is implemented it is completed within the Initial Sale Period.

Sale consents

24. Without affecting the Merged Entity's obligations to divest the Divestment Businesses, the sale and/or assignment of any assets, licences, permits or approvals used by, or in, the Divestment Businesses at the date of these Undertakings that are leased or subject to third party consent upon a change of control or transfer of the business will be subject in each case to the Merged Entity obtaining the relevant written consent of the lessor or third party to the continuation of the use, after the sale of such business in accordance with this Undertaking, of such asset, licence, permit or approval (including the transfer, assignment or novation of such instrument if appropriate) by the Divestment Business, on no less favourable terms than enjoyed by the Divestment Business at the date of this Undertaking (**Third Party Consents**).

25. The Merged Entity must:

(a) use its best endeavours excluding, for the avoidance of doubt, the payment of money, to procure all Third Party Consents as soon as practicable after the execution of a binding agreement in relation to the Trade Sale;

(b) comply with all reasonable requirements necessary to obtain all Third Party Consents including providing necessary information promptly to the lessor or third party; and

(c) act in good faith in its negotiations to obtain all Third Party Consents.

26. If the Merged Entity is unable to procure any necessary Third Party Consent to a sale within 90 days after the execution of the binding agreement referred to in clause 25(a) above (or such further time as the Commission may agree) and the proposed purchaser does not waive any requirement for Third Party Consents, the Merged Entity must nominate an alternative Proposed Approved Purchaser who may be acceptable to the lessor or third party concerned and comply again with clause 22.

Appointment of Proposed Agent

27. If at the expiration of the Initial Sale Period, any of the Divestment Businesses have not been sold either by way of the Trade Sale or as part of the businesses of the

entity the subject of the IPO (**Unsold Divestment Businesses**) the Merged Entity must within 10 Business Days of the end of such period, identify a person as a prospective sales agent for each Unsold Divestment Business (**Proposed Agent**).

28. The Proposed Agent must in each case be a person that is independent of the Merged Entity and has the qualifications and experience necessary to effect the sale of the relevant Unsold Divestment Business.

29. The Merged Entity will advise the Commission in writing within 5 Business Days of the Merged Entity selecting each Proposed Agent, of the identity of the Proposed Agent together with such information that the Commission reasonably requires to assess whether the Proposed Agent satisfies the criteria set out in clause 28.

30. If, within 5 Business Days of receipt of the information from the Merged Entity referred to in clause 29 (or such further period as the Commission and the Merged Entity may agree):

    (a) the Commission does not object to the Proposed Agent, the Merged Entity will appoint the Proposed Agent as soon as practicable thereafter and forward to the Commission a copy of the executed terms of appointment of the Proposed Agent; or

    (b) the Commission does object to the Proposed Agent, the Merged Entity must either (at the Commission's election):

        (i) identify an alternative prospective sales agent for the Unsold Divestment Businesses for consideration by the Commission pursuant to this clause; or

        (ii) appoint the nominee of the President of the Institute of Chartered Accountants of Australia as the Proposed Agent and the Merged Entity must require him or her to carry out the functions contemplated pursuant to clauses 31 to 34 below.

Sale by Approved Agent

31. Within 5 Business Days of the appointment of the Proposed Agent referred to in clause 30 (**Approved Agent**), the Merged Entity must procure and/or grant the Approved Agent all necessary power and authority to divest, sell and transfer the relevant Unsold Divestment Businesses in the manner and on the terms considered appropriate by the Approved Agent, in its sole discretion, to ensure compliance with these Undertakings.

32. Within 5 Business Days after the appointment of the Approved Agent, the Merged Entity will procure, execute and provide an unconditional and irrevocable power of attorney in favour of the Approved Agent that:

    (a) grants the Approved Agent all rights and powers necessary to permit the Approved Agent to effect the divestiture of the relevant Unsold Divestment Business; and

    (b) unconditionally (save for fraud, negligence or breach of duty) indemnifies the Approved Agent against loss and damage incurred by the Approved Agent, arising directly or indirectly from the Approved Agent exercising or attempting to exercise the powers and rights conferred upon it under the power of attorney.

33. The Merged Entity will provide the Approved Agent with:

(a) all relevant information available to the Merged Entity; and

(b) all reasonable assistance,

to enable the Approved Agent to divest, sell and transfer the relevant Unsold Divestment Businesses as quickly as possible.

34. The Merged Entity will indemnify the Approved Agent against any loss and damage incurred by the Approved Agent in the course of carrying out his or her functions in accordance with the terms of his or her appointment. The Merged Entity will promptly pay the costs of the Approved Agent in the performance of his or her functions under clause 31.

Approved Purchasers

35. Unless the Commission requires otherwise, the Merged Entity must not sell, and must not authorise the Approved Agent to sell, the Divestment Businesses to purchasers other than Approved Purchasers.

36. An Approved Purchaser is a prospective purchaser of one or more Divestment Businesses that:

(a) is independent of and has no direct or indirect controlling interest in the Merged Entity;

(b) the Merged Entity believes in good faith, having made reasonable inquiries, is of good financial standing and has an intention to operate the relevant Divestment Businesses as a going concern;

(c) has not been objected to by the Commission within the objection period specified in clause 39 below.

37. Within 5 Business Days of the Merged Entity or the Approved Agent reaching a "conditional sale" agreement with a prospective purchaser for one or more Divestment Businesses (**Proposed Approved Purchaser**), the Merged Entity will provide the Commission with the following information and such other information that the Commission reasonably requires to assess whether the purchase of the Divestment Businesses by the Proposed Approved Purchaser satisfies the criteria set out in clause 36:

(a) the name, address and all other available contact details of the Proposed Approved Purchaser;

(b) a copy of a signed conditional sale and purchase agreement with the Proposed Approved Purchaser;

(c) a description of the business carried on in Australia by the Proposed Approved Purchaser; and

(d) the names of the ultimate holding company and directors of the Proposed Approved Purchaser.

38. The Merged Entity will use best endeavours to notify the Commission of an intended Proposed Approved Purchaser as early as possible and request the Commission to advise whether it is likely to raise any objection to that purchaser.

39. If, within 20 Business Days of receipt of the information from the Merged Entity referred to in clause 37 (or such further period as the Merged Entity and the Commission may agree) the Commission does not object to the Proposed

Approved Purchaser, the Merged Entity will use its best endeavours to complete the sale of the relevant Divestment Businesses to the Proposed Approved Purchaser in accordance with the conditional sale and purchase agreement referred to in clause 37(b), as soon as practicable after the Trigger Date.

40. The Commission may only object to the Proposed Approved Purchaser on the basis that it has formed the opinion that sale to the Proposed Approved Purchaser is likely to result in a substantial lessening of competition in a market in Australia when compared to the likely competition in that market in the absence of the Transaction and in that event, the Commission will provide the Merged Entity with a written statement of its reasons including the material facts it relies on for its view, on a confidential basis.

41. In the event of an objection as provided under clause 36(c) (which the Merged Entity undertakes not to challenge), the Merged Entity must identify an alternative Proposed Approved Purchaser for consideration by the Commission as soon as practicable.

Uncompleted Transactions

42. If for any reason the Merged Entity is prevented from or is otherwise unable to complete the divestment and sale of any Unsold Divestment Business in accordance with these Undertakings (**Uncompleted Transaction**), the Merged Entity will:

    (a) promptly advise the Commission of the fact of the Uncompleted Transaction;

    (b) provide the Commission with any information reasonably requested by the Commission about the Uncompleted Transaction and the Merged Entity's proposal to address and remedy the circumstances arising as a result of the Uncompleted Transaction;

    (c) negotiate in good faith with the Commission a means to satisfy the Merged Entity's obligations in this Undertaking, having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Force majeure

43. AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44. If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

    (a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

    (b) take all reasonable steps to remedy or abate the Force Majeure; and

    (c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45. Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from

taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46. The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name: The Australian Competition and Consumer Commission
Address: PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number: (02) 6243 1211
Attention: The Chairman

AGL

Name: The Australian Gas Light Company
Address: AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number: 02 9921 2096
Attention: General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED

Annexure 1

Bid Conditions

1. 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2. ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3. Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4. No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction

contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5. No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6. No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

   (i) creates or enters into an option in respect of; or

   (ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

   any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7. Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8. Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

   (i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

   (ii) any such agreement or other instrument being terminated or modified;

   (iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

   (iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

   (v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

   as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking

or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9. Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10. Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11. No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or

granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

ActewAGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration

CORPORATE DIRECTORY

The Australian Gas Light Company

ABN 95 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 2000

Independent Reviewer of Directors' Forecasts

Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 2000

Taxation Adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

AGL OFFER INFORMATION LINE:
1800 824 522 (toll-free for calls made within Australia) or
+61 2 8280 7012 (for calls made from outside Australia)
Monday to Friday between 8.30am and 5.30pm (Sydney time)

AGL The Australian Gas Light Company
ABN 95 052 167 405

ACCEPTANCE FORM

Use this form to accept AGL's Offer to acquire all of Your Alinta Shares.
This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or legal, financial or other professional adviser as soon as possible.

SRN/HIN

Number of Your Alinta Shares

Subregister

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.

Step 2 For Issuer Sponsored Holdings

If your Alinta Shares are in an Issuer Sponsored Holding (check your details above – if your SRN/HIN begins with an "I", this indicates that Your Alinta Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of Your Alinta Shares, to accept the Offer you must **sign in the box below and return this Acceptance Form to one of the addresses shown overleaf.**

Step 2 For CHESS Holdings

If Your Alinta Shares are held on the CHESS Subregister (check your details above – if your SRN/HIN begins with an "X", this indicates that Your Alinta Shares are held on the CHESS Subregister), to accept the Offer you can either

- **contact your Controlling Participant – normally your broker (if you do that, you do not need to return this Acceptance Form)**

OR

- **if you want us to contact your broker on your behalf, write their details here (Broker details for CHESS Subregister only):**

Broker's name ____________________

Broker's address ____________________

____

Broker's telephone number ____________________

AND

sign in the box below and return this Acceptance Form to one of the addresses shown overleaf. You must ensure that this form is received by us in sufficient time to enable us to instruct your broker to effect acceptance of the Offer on CHESS, and your broker to effect such acceptance, before the end of the Offer Period.

Step 3 Sign in the box below

By signing in the box below and returning this Acceptance Form to one of the addresses shown overleaf, you accept the Offer for all of Your Alinta Shares on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in Section 9.6 of the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with Section 9.4(c)(ii)(B) of the Bidder's Statement.

If you sign this Acceptance Form under a power of attorney, you must send a certified copy of the power of attorney with this Acceptance Form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this Acceptance Form.

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director/Secretary	Director

Date ___/___/___

Please provide a business hours telephone number so that we can contact you if necessary

Your telephone number

Individual or joint shareholders – each shareholder must sign this Acceptance Form.
Companies – companies may execute this Acceptance Form in any way allowed by law.

You must complete, sign and return this Acceptance Form to one of the addresses shown overleaf so that it is received BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope if you post your Acceptance Form within Australia. The Offer will close at 5.00pm Perth time/7.00pm Sydney time on [XX XX 2006] (unless the Offer is withdrawn or extended).

The AGL Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.



ALN TKO001

HOW TO ACCEPT AGL'S OFFER

Issuer Sponsored Holdings

If Your Alinta Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Alinta Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

CHESS Holdings

If Your Alinta Shares are in a CHESS Holding, your Controlling Participant (normally your broker) must be contacted with instructions to accept the Offer. **If you contact your Controlling Participant with instructions to accept, you do not need to return this Acceptance Form.**

If you want us to contact your Controlling Participant on your behalf, you must fill out and sign this Acceptance Form overleaf and return it to one of the addresses shown below. However, you must ensure that this Acceptance Form is received by us **in sufficient time to enable us to instruct your Controlling Participant to effect acceptance on CHESS, and your Controlling Participant to effect such acceptance, before the end of the Offer Period.**

The transmission of the Acceptance Form and other documents is at your own risk. Neither AGL nor Link Market Services Limited will be responsible for any delays incurred by this process. You should allow sufficient time for the Acceptance Form to be delivered and (if applicable) for your preferred party to initiate acceptance of the Offer on your behalf.

Additional Notes

1 **Power of Attorney** – if you sign this Acceptance Form under power of attorney, you must send a certified copy of the power with the form. You will be deemed to have declared that you have no notice of revocation of the power and are able to further delegate power under it for the purpose of the Offer.

2 **Sold all Your Alinta Shares?** – if you have sold all Your Alinta Shares, please send this Acceptance Form and your Bidder's Statement to the stockbroker who acted on your behalf.

3 **Bought or sold Alinta Shares?** – if you have recently bought or sold any Alinta Shares, your holding may differ from that shown on the front of this Acceptance Form. If so, please alter the number of Alinta Shares shown as your registered holding on the front of this Acceptance Form to the number of Alinta Shares you now hold (including any Alinta Shares of which you are entitled to become registered as holder), initial the alteration and indicate on this form the name of the stockbroker who acted for you.

If you must fill out and return this Acceptance Form, it must be sent to one of the addresses shown below so that it is received before the end of the Offer Period (which is scheduled to be 5.00pm Perth time/7.00pm Sydney time on **[XX XX 2006]** (unless withdrawn or extended)).

POSTAL ADDRESS	**DELIVERY ADDRESS**	**FAX**
AGL Offer	AGL Offer	+61 2 9287 0303
C/- Link Market Services Limited	C/- Link Market Services Limited	
Locked Bag A14	Level 12, 680 George Street	
SYDNEY SOUTH NSW 1235	SYDNEY NSW 2000	

You should read the entire Bidder's Statement carefully before completing this Acceptance Form. If you have any questions about how to complete this Acceptance Form, please contact the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) or consult with your broker or legal, financial or other professional adviser as soon as possible. Please note that, as required by the Corporations Act, calls to the AGL Offer Information Line will be recorded.

INFORMATION ABOUT YOU

Information you supply on this Acceptance Form will be used by AGL and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to AGL's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au

Unless otherwise defined in this Acceptance Form, all capitalised terms used in this Acceptance Form have the meaning given to them in the Bidder's Statement with which this Acceptance Form was enclosed, and "us" means AGL.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2006

TIME: 18:17:23

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Replacement Bidder's Statement (marked up)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Bidder's Statement

THE AUSTRALIAN GAS LIGHT COMPANY
ABN 95 052 167 405

offers to acquire all of your fully paid ordinary shares in

ALINTA LIMITED
ABN 40 087 857 001



THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

KEY DATES

Bidder's Statement lodged with ASIC and ASX	~~24 April~~5 May 2006
Offer opens	[ ] 2006
Date of Offer conditions notice*	[ ] 2006
Offer closes (unless extended)*	[ ] 2006

* This date is indicative only and may be changed as permitted by the Corporations Act.

HOW DO I ACCEPT THE OFFER?
You may only accept the Offer for all of Your Alinta Shares. Acceptances must be received before the end of the Offer Period.

For issuer sponsored holdings of Alinta Shares (Securityholder Reference Number beginning with "I")
To accept the Offer, complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

For CHESS Holdings of Alinta Shares (Holder Identification Number beginning with "X")
To accept the Offer, either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

AGL OFFER INFORMATION LINE
If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

IMPORTANT INFORMATION AND NOTICES

(a) Bidder's Statement

This Bidder's Statement is given by The Australian Gas Light Company ABN 95 052 167 405 to Alinta Limited ABN 40 087 857 001 under Part 6.5 of the Corporations Act and relates to the Offer. This Bidder's Statement is dated ~~24 April~~ 5 May 2006 and includes in Section 9 an Offer dated [ ] April 2006 to acquire all Your Alinta Shares.

This Bidder's Statement is a replacement bidder's statement which replaces the original bidder's statement that was lodged with ASIC on 24 April 2006.

(b) Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with ASIC on ~~24 April~~5 May 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

(c) Offers outside Australia

If you are a Foreign Alinta Shareholder, you should note that the consideration under the Offer is securities of AGL, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in other countries. The financial statements included in this Bidder's Statement have been prepared in accordance with AIFRS. These may not be directly comparable to financial statements in other countries. If you are a Foreign Alinta Shareholder, you should be aware that AGL may purchase Alinta Shares otherwise

than pursuant to the Offer, such as in the open market or privately negotiated purchases, subject to the requirements of the Corporations Act.

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares on acceptance of the Offer. If you accept the Offer and are a Foreign Alinta Shareholder, you will receive the net cash proceeds of a nominee sale of the AGL Shares to which you would otherwise be entitled as described in Section 8.6.

This Bidder's Statement does not constitute an offer to issue or sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in any jurisdiction in which the issue of shares under the Offer would be unlawful.

(d) Important notice to US shareholders

The Offer is made for the shares of an Australian registered company. It is important that US shareholders understand that the Offer is subject to disclosure requirements in Australia that are quite different from those in the US. Financial statements included in the Bidder's Statement have been prepared in accordance with AIFRS, which may not be comparable to generally accepted accounting standards in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside of the US and some or all of its officers and directors are located outside of the US. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to the judgment of a US court.

You should be aware that AGL may purchase Alinta Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Bidder's Statement will be furnished to the US Securities and Exchange Commission but will not be reviewed by it. This Bidder's Statement will not be filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offense in the US.

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933 (**Securities Act**), as amended, or under the securities laws of any jurisdiction of the US, and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act.

(e) Disclosure regarding forward looking statements

The Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the industries in which AGL and Alinta operate (including those risks described in Section 6) as well as matters such as general economic conditions, many of which are outside the control of AGL and its directors. These factors may cause the actual results, performance or achievements of AGL, Alinta or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of AGL and Alinta is not a guarantee of future performance.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist you in assessing the Offer. The forecast financial information and other forward looking statements are based on information available to AGL at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 5.

(f) Pro forma financial information

The financial material included in Sections 5 has been prepared from historical information. AGL is an entity to which ASIC Class Order CO 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars. As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Bidder's Statement, amounts presented may have been rounded differently to previously published data. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

(g) Investment decisions

This Bidder's Statement does not take into account your individual investment objectives, financial situation or particular needs. You should therefore seek your own financial and taxation advice before deciding whether or not to accept the Offer.

(h) Implied value

As you are being offered AGL Shares as consideration for Your Alinta Shares, the implied value to you of the Offer may vary with the market price of AGL Shares. In addition, all references to the implied value of the Offer in this Bidder's Statement are subject to the effects of rounding. Further information concerning the implied value of the Offer is contained in this Bidder's Statement. You should also refer to Sections 6.2 and 6.6(b).

(i) Defined terms and interpretation

Unless otherwise noted, capitalised terms and certain abbreviations used in this Bidder's Statement are defined in the Glossary in Section 10. That Section also sets out certain rules of interpretation which apply to this Bidder's Statement.

Capitalised terms used in Section 7 (Taxation Implications) are defined in Section 7. Capitalised terms used in Annexures A, B and E to G which are not defined in Section 10 are defined in those Annexures.

Contents



Dear Alinta Shareholder

AGL invites Alinta Shareholders to join us in future growth and success

AGL is seeking to merge with Alinta to deliver increased value to both Alinta and AGL shareholders. You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

Consistent with AGL's long term plans for growth, AGL proposes once AGL and Alinta have merged, to then demerge into two separate and more valuable companies – one focussed on the energy business and the other focussed on the infrastructure business.

This statement provides information regarding AGL's Offer to Alinta Shareholders. **To ACCEPT AGL's Offer, follow the instructions on the enclosed acceptance form.**

Join Australia's largest energy and infrastructure company

AGL has a long term view about energy supplies because energy underpins the whole Australian economy. We have played and continue to play an important role in meeting the energy needs of Australians.

We have a long heritage over 168 years of delivering sustained and continued growth for AGL and its shareholders. This growth and strong performance has been the result of carefully considered plans and sound and trustworthy management. We have also learnt many valuable lessons about how to run Australia's largest energy business.

AGL is now Australia's leading energy and infrastructure company with around 2.8 million customer accounts and a significant portfolio of development projects. Alinta Shareholders are invited to share in this future.

Key reasons to ACCEPT AGL's Offer:

1 **Size and Scale** - you will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

2 **Upside Growth** – you will share in AGL's exciting growth prospects, driven by its high quality development projects.

3 **Enhanced Shareholder Value** – you will benefit from pro forma forecast dividends per share of at least 88.7 cents for 2007 and strong forecast growth in AGL's business.

4 **Savings and synergies** – you will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta.

5 **Combined Management Expertise** – you will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

6 **Focussed business model** – if the proposed demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure.

Next Steps

The AGL Board believes that AGL has the history, the resources, the scale, the retail customer experience, the regulatory experience and the management skills to deliver growth. We also believe that a true merger between AGL and Alinta is the best way to continue, over time, to create shareholder value.

To be part of this future you need to ACCEPT AGL's Offer.

Yours sincerely

Mark Johnson
Chairman
~~24 April~~5 May 2006

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

OVERVIEW

Who is AGL?

What is AGL's Proposal?

Key Reasons to Accept AGL's Offer

Frequently Asked Questions

Who is AGL?

AGL was established in 1837 as a privately owned New South Wales gas utility and is Australia's largest energy and infrastructure company

Size of AGL's operations

AGL is Australia's largest energy and infrastructure company. It has Australia's largest retail customer base with around 2.8 million electricity and gas customer accounts. In addition, AGL has an extensive portfolio of electricity, gas supply and infrastructure assets.



Alinta
$2.9 billion
$8.4 billion
2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
AGL
Alinta

Note: Market capitalisation as at 21 April 2006.

Source: AGL and Alinta Annual Reports 2005

AGL has the largest market capitalisation and largest customer base of any Australian energy and infrastructure business

Scope of AGL's operations

- AGL's business involves:
- supplying gas and electricity to customers;
- owning and investing in power generation plants, gas supplies, and electricity and natural gas distribution networks;
- providing a wide range of energy products and services; and
- performing asset construction and management services.


Insert "(10%)" after PNG Upstream Gas Project

Scope of AGL's operations


AGL
AGL Retail (NSW, Vic, SA, Qld)
1.5 million electricity customers
1.3 million gas customers

Gas Supply Ownership

PNG Upstream Gas Project
Sydney CSM Project (50%)

Gas Distribution Networks

NSW gas distribution network

ActewAGL Gas Network (50%)

Electricity Distribution Networks

Victorian electricity distribution network

ActewAGL Electricity Network (50%)

Gas Transmission Pipelines

Australian Pipeline Trust (30%)

Asset Management

Agility asset management

Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation

Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

AGL's operations extend throughout Australia and internationally (including PNG and Chile)

Agility, AGL's asset management and services company has substantial operations in each state including WA.

Today, AGL is Australia's largest listed energy and infrastructure business

What is AGL's Proposal?

- AGL is offering you 0.564 AGL Shares for each Alinta Share that you own. This is on the **same financial terms** as Alinta's Offer for AGL. By accepting AGL's Offer you will have access to:
  - AGL's scale and diversity of operations;
  - AGL's strong future growth and development projects;
  - AGL's comprehensive cost savings programs; and
  - AGL's proven knowledge of operating an energy business in the eastern Australian market.
- After the merger with Alinta, AGL is proposing to implement a demerger to create:
  - AGL/Alinta Energy: Australia's largest energy business to be run by Paul Anthony (CEO); and
  - AGL/Alinta Infrastructure: Australia's largest energy infrastructure business in which an invitation is to be extended to Robert Browning to be CEO, Alinta's current CEO.



Step 1: Merger with Alinta
Step 2: Post-Bid Demerger into AGL/Alinta Energy and AGL/Alinta Infrastructure
AGL
+
Alinta
=
AGL
Alinta
$8.4 billion
$2.9 billion
$11.3 billion
/Alinta
Energy
/Alinta
Infrastructure

Note: Market capitalisations at 21 April 2006. Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.

- The separate AGL/Alinta Energy and AGL/Alinta Infrastructure companies will:
  - utilise both AGL's and Alinta's management and board expertise in their relevant areas;
  - be focussed and tailored to the growth, development and financial needs of the separate energy and infrastructure businesses that will enable each company to maximise shareholder value; and
  - give you an opportunity to make separate decisions on your ownership in each of the businesses:
    - AGL/Alinta Energy -> designed to deliver sustainable growth; and
    - AGL/Alinta Infrastructure -> designed to deliver stable cash flow yield.

Key reasons to accept AGL's Offer:

Size and Scale



You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business and a company with a truly national footprint

Upside Growth



You will share in AGL's exciting growth prospects, driven by its high quality development projects

Enhanced Shareholder Value



You will benefit from:

- forecast dividends per share of at least 88.7 cents for 2007; and
- strong forecast growth in AGL's business

Savings and Synergies



You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

Combined Management Expertise



You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

Focussed Business Model



If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

AGL's Offer has been structured efficiently so that:

- you should receive Australian capital gains tax rollover relief if you accept AGL's Offer; and
- you will not incur any brokerage costs in accepting AGL's Offer (unless you are a Foreign Alinta Shareholder).

Overview of AGL's Offer	
Offer	AGL's Offer is for all of Your Alinta Shares. AGL's Offer is 0.564 AGL Shares for each of Your Alinta Shares.
Closing Date	AGL's Offer is scheduled to close at 5:00pm (Perth time)/7:00pm (Sydney time) on [ ] 2006, unless extended by AGL as permitted by the Corporations Act.

When you will receive AGL Shares	If you accept AGL's Offer, you will receive AGL Shares on the earlier of:
	- 21 days after the end of the Offer Period; or
	- one month after the day that:
	  - you have validly accepted AGL's Offer; and
	  - AGL's Offer has become unconditional.
	If you accept AGL's Offer and are a Foreign Alinta Shareholder, you will not receive AGL Shares; rather, the AGL Shares which you would otherwise receive will be sold by a nominee on ASX within 30 days after the end of the Offer Period and the proceeds of sale (less brokerage and other sale expenses) will be paid to you in cash.

Brokerage	You will not pay brokerage if you accept AGL's Offer (unless you are a Foreign Alinta Shareholder, in which case the proceeds you will receive will be net of sale costs including brokerage).
Conditions	AGL's Offer is subject to the Defeating Conditions which are set out in full in Section 9.8(a). These Defeating Conditions include requirements that: – at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares; – before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC to intervene or seek to prevent AGL's acquisition of Alinta Shares; – before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede AGL's Offer; – no materially adverse changes occur to Alinta's financial position between 13 March 2006 and the end of the Offer Period; – Alinta does not enter into a material transaction between 13 March 2006 and the end of the Offer Period; and – the S&P/ASX 200 Index does not fall below 4,500 on any trading day. AGL may choose to waive these Defeating Conditions. If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, then AGL's Offer will lapse.
How do I accept AGL's Offer?	See the inside front cover of this Bidder's Statement, as well as the information on the enclosed Acceptance Form.

Overview of AGL's Offer	
Further information	If you have any questions in relation to AGL's Offer or how to accept AGL's Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8.30am and 5.30pm (Sydney time). Please note, as required by the Corporations Act, calls to these numbers will be recorded.

Size and Scale



You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business - a company with a truly national footprint

This section outlines the scale and diversity of AGL's existing operations. The merger of AGL and Alinta will further expand AGL's existing asset base and expand its national portfolio of energy and infrastructure assets.

ACCEPT AGL's Offer to JOIN AGL, Australia's largest energy and infrastructure company.

Join Australia's largest energy and infrastructure company

Under AGL's Offer, Alinta Shareholders will receive shares in AGL, Australia's largest energy and infrastructure company which is almost three times the size of Alinta in terms of market capitalisation.

AGL's Offer will create a Merged Group with a market capitalisation of A$11.3 billion as at 21 April 2006[1].

Indicative size of the Merged Group (by market capitalisation)


AGL
+
Alinta
=
AGL
Alinta
$8.4 billion
$2.9 billion
$11.3 billion

[1] *Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.*

Did you know that AGL is Australia's largest retail energy business, serving around 2.8 million gas and electricity customer accounts?

AGL's existing asset portfolio comprises Australia's largest retail energy business, direct gas and extensive generation ownership, and significant infrastructure assets throughout Australia.

The merger of AGL and Alinta will further expand AGL's national footprint and provide shareholders with greater asset diversity and businesses with the scale and market position for future growth.

Accept AGL's Offer to GAIN an interest in AGL's diversified and comprehensive asset portfolio and RETAIN an interest in Alinta's asset portfolio

Insert "(10%)" after PNG Upstream Gas Project

The combined assets of AGL and Alinta – a unified national footprint



Alinta
AGL
Gas Distribution Pipelines
AlintaGas Networks (74%)
Infrastructure Investments
AIH (20%)
Dampier to Bunbury Natural Gas Pipeline (20%)
Multinet (20.1%)
UED (34%)
Electricity Generation
Pinjarra Cogeneration (WA) - 280MW
Asset Management
ANS and APS
Alinta Retail (WA)
0.5 million gas customers
0.001 million electricity customers
AGL Retail (NSW, Vic, SA, Qld)
1.5 million electricity customers
1.3 million gas customers
Gas Supply Ownership
PNG Upstream Gas Project
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
Australian Pipeline Trust (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW
Cawse (WA) - 16MW

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites

AGL will make major contributions to the Merged Group

Customer numbers


Alinta
16%
.5 millio
AGL
84%
2.8 million

Electricity generation capacity (equity share)


Alinta
17%
377MW
AGL
83%
1,782MW

Transmission and distribution Networks (equity share)


Alinta
28%
15,655km
AGL
72%
40,335km

Gas supply ownership


Alinta
0%
AGL
100%

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites
Note: The respective equity share of AGL's and Alinta's interest in investments (e.g. APT, UED, Multinet, DBNGP) have been reflected in the asset contributions.

AGL is committed to the important Western Australian market, and will seek to maintain and strengthen Alinta's customer and other shareholder relationships. Following the merger, AGL intends to retain the Alinta brand name in the Western Australian retail market.

Alinta Shareholders can be assured that AGL and Alinta will endeavour to provide a level of service to Western Australian retail customers that is equal to or better than current service standards

Upside Growth



You will share in AGL's exciting growth prospects, driven by its high quality development projects

This section outlines AGL's history of developing assets, as well as its extensive development projects that are planned for the future.

ACCEPT AGL's Offer to SHARE in AGL's exciting development projects and retain exposure to Alinta's planned projects.

AGL's growth strategy

AGL has reached its market position by pursuing internal growth, as well as strategic acquisitions, to deliver attractive and sustainable returns for shareholders.

A) Development projects

AGL has a strong history of successfully developing assets and new business ideas which have consolidated AGL's position as the largest energy and infrastructure business in Australia


1970
to
2006
1971
Design and initial development of Moomba-Sydney Pipeline (1,309km)
1980-1995
Construction of Canberra's natural gas distribution network leading to formation of ActewAGL in 2000
1981-1998
Construction of pipeline laterals to NSW regional centres (887km) which were sold into APT in 2000
1986-1987
Construction of Alice Spring to Darwin Pipeline and laterals (1,681km)
1998
Construction and 70% interest in Qld of the Ballera to Mt Isa pipeline (944km)
1998
Construction and ownership of NSW-Vic interconnect pipeline (88km)
1999-2006
Development and construction of landfill and biogas fuelled generation and cogeneration projects in NSW, Vic, SA and WA totalling 23MW
2000
Formation of Agility
2000
Cornerstone investor in the IPO of APT as owner of transmission pipelines
2002-2003
Development of gas fired stations: Hallett (180MW) in SA and Somerton (150MW) in Vic
2005-2006
FEED process for the proposed PNG Australian Pipeline

Through Agility, AGL has a national footprint with substantial operations in each state including WA

At 31 December 2005, Agility had over $100m of third party work in addition to its work with AGL and related parties

AGL's Offer provides Alinta Shareholders the opportunity to participate in AGL's exciting future.

By ACCEPTING AGL's Offer, you will gain exposure to AGL's exciting development projects, which have been carefully planned to provide growth into the next decade

AGL's current development projects

	2007	2008	2009	2010	2011

Identified growth

- Growth in Victoria, New South Wales and South Australian gas and electricity retail customer bases
- Growth in Victoria and New South Wales gas and electricity distribution networks
- Growth in Agility electricity, gas and water asset management and services

In progress.

- Hallett wind power generator 95MW (SA) (1megawatt is enough electricity to power 780 average homes)
- Sydney coal seam methane gas project
- Proposed PNG Australian Pipeline Project – the largest pipeline project in Australia

In development

- Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
- Hallett gas power generator expansion 250MW (SA)
- Townsville gas power generator 370MW (Qld)
- PNG Upstream Gas Project
- Bluff 45MW (SA) wind power generator

Planning stage

- Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
- Leafs Gully Stage 1 300MW (NSW) and Stage 2 500MW (NSW) power generators
- Sydney water recycling project

40% projected growth in AGL's assets over the next 4 years

Note: Projects described as "In progress" have either commenced construction or been scheduled to commence construction, or in respect of which AGL has committed significant resources to its development.
Projects "in development" have been granted a number of the required approvals, but have not yet been scheduled for construction. The financial viability of these projects continues to be assessed.
Projects in the "planning stage" are currently being assessed for shareholder value. For more detailed information on the status of AGL's development projects, see Section 1.5(iv).

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

The proposed PNG Australian Pipeline and the PNG Upstream Gas projects provide an opportunity to deliver a new and substantial source of natural gas to Australia into the future

B) Strategic energy business acquisitions

As well as AGL's development projects and internal growth, AGL has actively participated in industry consolidation having acquired and successfully integrated several significant energy businesses into its portfolio over the last decade or so.

Energy business acquisitions by AGL


1995 to 2006
1995 Initial acquisition of 50% stake in Solaris electricity retail and distribution business (Vic) remaining 50% acquired in 1999
1998 Acquisition of Gas Valpo (Chile)
2000 Acquisition of ETSA electricity retail business (SA)
2000 Formation of ActewAGL
2002 Acquisition of Pulse gas and electricity retail business (Vic)
2004 Acquisition of 32.5% interest in Loy Yang A power station and coal mine (Vic)
2005 Acquisition of 50% interest in Sydney coal seam methane Project
2005 Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006 Investment in PNG Upstream Gas Project (10%)
PNG Upstream Gas Project 2006 (10% ownership)
Sydney CSM Project 2005 (50% ownership)
ETSA - 2000
ActewAGL - 2000¹
Pulse - 2002
Solaris - 1995¹
Loy Yang A - 2004 (32.5% ownership)
Southern Hydro - 2005
Legend:
Upstream
Retail
Generation

It is expected that the Merged Group will be well positioned to participate in any further deregulation and privatisation of energy and infrastructure businesses currently owned by government.

AGL's strategy of securing energy supplies

AGL's planned development projects would not only provide shareholders with growth prospects, but also aim to secure the future energy to supply to retail customers.



AGL's strategy to secure energy supply


Generation
Electricity
Generation capacity:
- Brown coal
- Hydro
- Gas
Upstream ownership
Gas
Direct ownership interests in gas supply:
- PNS Upstream Gas Project (50%)
- Sydney CSM (50%)
- HC Extractions (100%)
AGL
AGL's energy portfolio and risk management
Electricity
Retail
Customers:
- 1.5 million accounts
Electricity sales 2005:
- 22,279GWh
Gas
Retail
Customers:
- 1.3 million accounts
Natural gas sales 2005:
- 173PJ

Continued access to Alinta's development projects

You will continue to retain an interest in Alinta's planned development projects which are primarily in WA, including:

- the proposed generation units to be constructed in conjunction with Alcoa;
- stages 4 and 5 expansion of the Dampier to Bunbury Natural Gas Pipeline.

By ACCEPTING AGL's Offer you will GAIN exposure to AGL's development projects

Enhanced Shareholder Value



You will benefit from:



- forecast dividends per share of at least 88.7 cents for 2007[1]; and
- the strong forecast growth in AGL's business.

This section explains that AGL's Offer has forecast dividends for 2007 of at least 88.7 cents per share[1].

By ACCEPTING AGL's Offer, you will GAIN from these dividend payments and the strong forecast in growth of AGL's business.

Under AGL's Offer, you will receive 0.564 AGL Shares for each Alinta Share that you own.

Dividends per share in 2007[1]

Under AGL's Offer, it is forecast that you will receive dividends per share in 2007 of at least that which you would have received under Alinta's Offer for AGL (if successful).

2007 Dividends per share[1]



cents per share
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
88.7
88.7
Alinta Offer for AGL
AGL Offer for Alinta

AGL's dividend forecast is for year ending 30 June 2007. Alinta's dividend forecast is for year ending 31 December 2007. AGL's forecast dividend would be payable approximately 6 months earlier.

Source: For Alinta's Offer, Alinta's Bidder's Statement (Section 5). For AGL's Offer, Section 5.5 of this Bidder's Statement.

1. Subject to the assumptions set out in Section 5.

AGL has forecast strong underlying business growth

Earnings before interest, tax, depreciation and amortisation (EBITDA) is an indicative measure of a company's cash flow, which can be used to fund further growth and the payment of dividends.

Benefit of AGL's higher growth forecasts in EBITDA (2006 to 2007)



Growth of 24.4%
1,400
1,200
1,000
800
600
400
200
0
EBITDA ($m)
$1,198
$963
Growth of 10.6%
$254
$281
2006
2007
2006
2007
Alinta
AGL

AGL has a higher forecast than Alinta for growth in EBITDA on a stand alone basis over the years 2006 to 2007. By ACCEPTING AGL's Offer, you will benefit from AGL's strong underlying business growth

Source: For Alinta, Alinta's Bidder's Statement (Section 5). For AGL, this Bidder's Statement in Section 5.5.

Note:

- Alinta, stand alone forecasts are based on a 31 December year end
- AGL's stand alone forecast is on a 30 June year end



You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

This section explains the cost savings programs that AGL has for its business, and the synergies expected from the merger of AGL and Alinta.

ACCEPT AGL's Offer to SHARE in the benefits of AGL's cost savings and the synergies created by merging AGL and Alinta.

AGL's cost saving programs will be a key driver of future profit growth

Forecast profit growth will be further driven by cost savings initiatives which have already been identified by AGL.

AGL has in place comprehensive projects to drive costs down, such as rationalising energy billing systems and processes. AGL has projected total cost savings of $75 - $90 million per year to be achieved within the next three to five years.

AGL's forecast annual cost savings



Energy
$50-$60 million[1]
$20 million per annum from 2008 onwards and without capital spend
IT systems development savings of $30 to $40 million per annum from 2008 onwards[2]
Infrastructure
$15-$20 million[3]
$15 to $20 million per annum forecast by 2009 from productivity improvements, property and site rationalisation and labour reductions
Corporate
AGL
$10 million[4]
$10 million from 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated

Notes:

1. These costs savings were identified by AGL.
2. The IT savings require an initial outlay of $80-$100 million.
3. These cost savings were identified by Agility Management.
4. These cost savings of corporate overheads were determined by AGL as part of the Original AGL Demerger.

You will benefit from the synergies expected from merging AGL and Alinta

You will receive the benefit of synergies from merging AGL and Alinta. These are expected to primarily come from AGL/Alinta Infrastructure, with some corporate synergies.

AGL's forecast annual synergies

Infrastructure		$25-$30 million	$25 to $30 million per annum is forecast to be saved in AGL/Alinta Infrastructure
Corporate	AGL /Alinta	$15 million	$15 million of corporate costs are forecast to be saved

By ACCEPTING AGL's Offer you will SHARE in the benefits of AGL's cost savings and the synergies from merging AGL and Alinta

Combined Management Expertise



You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams



This section outlines the proven experience of AGL's board and management in operating an energy business in the National Electricity Market.

ACCEPT AGL's Offer to GAIN the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

Did you know that AGL has had over 150 years of experience in the Australian energy industry and has operated in the National Electricity Market since its foundation in 1998?

Managing a retail business in the National Electricity Market

The National Electricity Market is an electricity market linking the eastern Australian regions, through which AGL currently supplies electricity to around 1.5 million customer accounts. Western Australia is not connected to the National Electricity Market.

The Australian electricity market - in perspective



Western Australian market
National Electricity Market
Alinta
AGL

Note: "The National Electricity Market operates on the worlds longest interconnected power system and began operating as a wholesale market for the supply of electricity to retailers and end users in Queensland, New South Wales, ACT, Victoria and South Australia." Tasmania will join shortly. "Operations are currently based in five inter-connected regions that largely follow State boundaries. Up to $7 billion of electricity is traded annually in the National Electricity Market to meet the demand of the almost 8 million end use consumers." (Source: Page 4, NEMMCO, An Introduction to Australia's Electricity Market June 2005).

Operating in the National Electricity Market is risky without a comprehensive market understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes although retail prices charged to customers are fixed;
- the ownership of generation capacity;
- risks arising from physical failure of transmission power lines between States which sometimes means power failures; and
- the implementation of appropriate risk management strategies.

✓ AGL is an **EXPERIENCED** energy operator, with substantial skill in managing wholesale energy exposures and generation capacity

✓ AGL has approximately 2.8 million gas and electricity customer accounts, about **five times** that of Alinta

✓ AGL has an interest in or owns over **18 times** Alinta's generation output in the National Electricity Market

Accept AGL's Offer to GAIN the benefit of the proven experience of AGL's board and management in running an energy business in the National Electricity Market

AGL's energy business - in perspective

AGL's energy business represents 63% of AGL's earnings[1], and generates around **nine times** the earnings (before interest, tax, depreciation and amortisation) of Alinta's energy business based on 2007 forecasts.

AGL and Alinta energy businesses – relative contributions (by FY2007 forecast EBITDA)


Infrastructure
and other
37%
$441m


AGL

EBITDA: $1198m


Energy
$79m
29%
Infrastructure &
and other
$190m
71%

Alinta

EBITDA: $269m

Source: Forecasts from Alinta's Bidder's Statement have been calendarised to financial year ending 30 June 2007 and AGL forecasts used are those included in Section 5.5 of this Bidder's Statement.

1. Energy includes gas and electricity sales, generation and upstream interests. AGL's contracted generation and AGL's Agility asset management business (excluding the APT contract) are included in

Infrastructure. Similarly, Alinta's asset management business and Alinta's power generation (WA cogeneration units) are included in Infrastructure. Other EBITDA as disclosed in Section 5 of Alinta's Bidder's Statement has been allocated 30% and 70% to Energy and Infrastructure respectively. The above excludes any dividends that Alinta may receive from its interest in AGL.

AGL's customer base - in perspective

AGL is the manager of approximately 2.8 million customer accounts in the National Energy Market. This is the largest retail energy customer base in Australia.

AGL customer account numbers – in perspective



2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta

AGL is Australia's largest retail energy business serving approximately 2.8 million gas and electricity customer accounts, around five times that of Alinta's

Source: AGL and Alinta 2005 Annual Reports

AGL's generation capacity - in perspective

AGL has a large generation portfolio in the National Electricity Market. This is a result of a successful strategy to develop and grow generation capacity. AGL is planning to invest in further generation developments over the next five years.

AGL vs Alinta generation capacity (MW) in the National Electricity Market



Total 3,866MW
Planning stage 1209MW
In development 807MW
In progress 95MW
Now 1,775MW
Now 94MW
AGL
Alinta

AGL has a large generation capacity in the National Electricity Market and plans to more than double the size of this portfolio in the next four years

Source: AGL Demerger Booklet and Alinta Annual Report 2005.
Note: AGL generation includes 32.5% (equal to 689MW) of Loy Yang A. AGL is not involved in the dispatch and trading of Loy Yang A's capacity. Alinta has only an indirect interest in the Bairnsdale power station in Victoria (94MW) through its 20% interest in AIH. Alinta is responsible for dispatch from this power station under a tolling arrangement with AIH.

AGL's Proposal – a true merger

AGL proposes to provide shareholders the benefit of the combined skills of AGL's and Alinta's existing board and management, by deploying them according to their areas of expertise and experience.

It is proposed that the interim board of AGL/Alinta (pre-demerger) consist of six AGL Directors and four Alinta Directors.

Following the merger, AGL proposes to seek AGL shareholder approval and the approval of the Court to demerge AGL/Alinta into two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure. For further details see Section 4.3.

The CEO of AGL/Alinta Energy will be Paul Anthony and an invitation is to be extended to Robert Browning, Alinta's current CEO, to be the CEO of AGL/Alinta Infrastructure.

Proposed corporate governance under AGL's Offer


Before Proposed Demerger
AGL
/Alinta
10 directors
AGL - 6 directors
Alinta - 4 directors
After Proposed Demerger
Shareholders
AGL
/Alinta
AGL/Alinta
Energy
AGL
/Alinta
AGL/Alinta
Infrastructure
CEO:
Paul Anthony
CEO role proposed
to be offered to:
Robert Browning

Shareholders in AGL/Alinta will have the benefit of:

- AGL's proven board and management expertise in operating in the National Electricity Market;
- AGL's and Alinta's board and asset management skills in operating infrastructure businesses; and
- Alinta's management skills and knowledge in operating in WA.

Focussed Business Model



6

If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

This section explains AGL's proposed demerger and the benefits of the AGL model compared to that proposed by Alinta.

By ACCEPTING AGL's Offer, you will SHARE in the benefits of AGL's demerger proposal (if implemented) and business structure.

If the demerger of AGL/Alinta is approved by its shareholders and the Court, it will create two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure which will be of similar size, and like AGL, are expected to be in the S&P/ASX 50 Index.

Like AGL, AGL/Alinta Energy and AGL/Alinta Infrastructure are expected to enter the S&P/ASX 50 Index

Proposed asset allocation between AGL/Alinta Energy and AGL/Alinta Infrastructure[1]



AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Energy
Retail
Wholesale Electricity
Wholesale Gas
Related Investments

- Company expected to be in the S&P/ASX 50 Index
- Largest Australian retail energy company
- Paul Anthony to be CEO



AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management

- Company expected to be in the S&P/ASX 50 Index
- Largest energy utility/infrastructure owner in Australia
- Invitation extended to Robert Browning to be CEO

Notes:

1. Under this proposal, AGL's interest in APT and the proposed PNG Australian Pipeline Project will form part of AGL/Alinta Energy. This is consistent with draft undertakings provided by AGL to the Australian Competition and Consumer Commission.

Key strengths of AGL/Alinta Energy and AGL/Alinta Infrastructure



AGL/Alinta Energy



✓ **Size:** AGL/Alinta Energy will be Australia's largest energy retailer with approximately 3.3 million customer accounts

✓ **Asset management:** AGL/Alinta Energy will have the benefit of AGL's proven management and Board in continuing to operate the retail merchant energy business after the proposed demerger

✓ **Growth:** AGL/Alinta Energy will be well positioned to capture growth opportunities in Eastern and Western Australia

✓ **Integrated business:** AGL's planned developments in upstream power generation and gas supplies will further enhance its integrated energy strategy

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

✓ **Strong brands:** AGL and Alinta brands will continue to be used in their home markets

AGL/Alinta Energy will focus on delivering sustainable growth in earnings per share and total shareholder returns



AGL/Alinta Infrastructure





✓ **Size:** AGL/Alinta Infrastructure will be Australia's largest energy utility/infrastructure company, specialising in the ownership, management and operation of energy infrastructure

✓ **Asset management:** The merger of Agility and Alinta Network Services will create a best-in-class asset management business that will operate AGL Infrastructure's assets as well as provide services for existing and new third party customers

✓ **Growth:** AGL will continue to deliver growth from a portfolio of development projects expected to facilitate strong cash flow growth

✓ **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities

AGL/Alinta Infrastructure will focus on delivering consistent cash flow growth and maximising distributions to shareholders

AGL's proposal provides substantial benefits when compared to the business structure proposed by Alinta

As you may know, Alinta has made a takeover offer for AGL. AGL agrees that there are strategic benefits in combining the businesses, but believes AGL's proposal provides a structure that will better support growth, business development and financial stability.

AGL's proposed structure will create significant long term value for both Alinta and AGL Shareholders

AGL's Proposal vs the Alinta Proposal

	AGL	Alinta
Management expertise	✓ AGL and Alinta Directors and management will be deployed according to their expertise and experience ✓ AGL has the proven energy experience essential to protect shareholder value in the highly competitive and volatile National Electricity Market	✖ Alinta has little experience operating in the highly competitive National Electricity Market
~~**Potential conflicts of interest**~~	~~✓ None~~	~~✖ Alinta has an alliance agreement with AIH which provides AIH with preferential rights over infrastructure assets that Alinta may wish to acquire or divest~~
Cross shareholdings	✓ No cross shareholdings between the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses which enables each business to pursue independent strategic and financial objectives	✖ Alinta proposes that the energy business retains 20% of the infrastructure business ✖ The infrastructure business may therefore not be free to operate independently of the energy business ✖ Shareholders would not be able to access a pure energy company exposure
Management fees	✓ Internally managed model with no leakage	✖ Proposed that infrastructure will pay management and operating fees to energy ✖ Potential impediment to growth of infrastructure as it is another "cost" to the business

~~**In contrast to AGL's demerger plans, Alinta's Offer includes a potential conflict of interest between AIH and the growth prospects for AGL's infrastructure business**~~

Positive market reaction

AGL's trading performance on the ASX in the last six months has been driven by the Original AGL Demerger proposal announced on 31 October 2005 and the subsequent release of significant information to the market including the Hallett development project, the acquisition of the 10% interest in the PNG Upstream Gas Project, and AGL's cost saving projections.


AGL share price performance post-announcement of Original AGL Demerger proposal


20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
AGL Share price ($)
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
31 October 2005
- Original AGL Demerger Announcement
- Southern Hydro Acquisition
16 January 2006
- Agreement to acquire 10% PNG Upstream Gas Project
- $4.5bn, 1,500PJ PNG Gas Purchase Agreement signed
31 January 2006
- Hallett Wind Farm announced
13 February 2006
- AGL Scheme Booklet released
21 February 2006
- Alinta announces proposal to take over AGL
13 March 2006
- AGL Merger Offer announced in conjunction with disclosure of substantial cost savings
20 March 2006
- Alinta announces formal takeover offer

Source: AGL

The market has recognised the merits in the Original AGL Demerger proposal. If you ACCEPT AGL's Offer and the demerger is implemented, you will SHARE in these benefits as a shareholder in the merged AGL/Alinta

What you should do:


1

Read this Bidder's Statement


2

Read the target statement to be provided by Alinta


3

Consult your broker, financial or other professional adviser if you are in doubt as to what action to take


4

ACCEPT AGL's Offer by filling in and returning the enclosed Acceptance Form

Frequently Asked Questions

What is the Offer?

You are being offered AGL Shares for Your Alinta Shares on the terms and conditions set out in Section 9. The Offer is 0.564 AGL Shares for each of Your Alinta Shares.

As an example, if you own 1,000 Alinta Shares and you accept the Offer, you will, subject to the terms of the Offer, receive 564 AGL Shares in exchange for Your Alinta Shares (assuming that the Offer becomes, or is declared, unconditional).

What is the value of the Offer?

You can calculate the implied value of the Offer per Alinta Share at any time by multiplying the AGL Share price on ASX by 0.564.

What choices do I have as an Alinta Shareholder?

As an Alinta Shareholder, you have the following choices in respect of Your Alinta Shares:

- accept the Offer before the end of the Offer Period;
- sell Your Alinta Shares on ASX (provided that you have not previously accepted the AGL Offer for Your Alinta Shares); or
- do nothing.

How do I accept the Offer?

To accept the Offer:

(i) if Your Alinta Shares are held in an issuer sponsored holding (Securityholder Reference Number beginning with "I"), complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form; or

(ii) if Your Alinta Shares are held in a CHESS Holding (Holder Identification Number beginning with "X"), either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

Can I accept the Offer for part of my holding?

No, you cannot accept for part of your holding. You may only accept the Offer for all of Your Alinta Shares.

When does the Offer close?

The Offer is scheduled to close at 5:00pm Perth time/7:00pm Sydney time on [ ] 2006, unless extended.

The Offer can be extended at AGL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension as required by the Corporations Act.

When will I receive AGL Shares?

If you accept the Offer, unless you are a Foreign Alinta Shareholder, you will be allotted the AGL Shares to which you are entitled no later than the earlier of:

- one month after the Offer is validly accepted by you, or if the Offer is still subject to a Defeating Condition when accepted, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

You should also read Section 9.9 which contains further information about AGL's obligations to provide the consideration under the Offer.

Will I need to pay stamp duty or brokerage if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If Your Alinta Shares are registered in an issuer sponsored holding in your name, you will not incur any brokerage in connection with your acceptance of the Offer.

If Your Alinta Shares are in a CHESS Holding or you hold Your Alinta Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

If you are a Foreign Alinta Shareholder, the proceeds of sale of the AGL Shares to which you would otherwise become entitled as a consequence of accepting the Offer will be paid to you net of sale costs, including brokerage (see Section 9.10).

What if I am a Foreign Alinta Shareholder?

If you are a Foreign Alinta Shareholder then you will not be entitled to receive AGL Shares on acceptance of the Offer. If you are a Foreign Alinta Shareholder and you accept the Offer, you will receive the net cash sale proceeds of the AGL Shares which you would otherwise have received.

AGL retains a discretion to declare that certain foreign Alinta Shareholders are not Foreign Alinta Shareholders for the purpose of the Offer. See Section 9.10 for further information.

What are the tax consequences if I accept the Offer?

Section 7 describes the major tax implications for you if you accept the Offer. Among other things, Section 7 discusses the Australian capital gains tax (**CGT**) rollover relief that you will be eligible for if you are an Australian resident for tax purposes and AGL acquires more than 80% of the Alinta Shares under the Offer (note that the Offer is conditional on AGL having a relevant interest in more than 90% (by number) of Alinta Shares by the end of the Offer Period).

What happens if I do not accept the Offer?

If you do not accept the Offer and AGL acquires more than 90% (by number) of the Alinta Shares and the other Defeating Conditions are fulfilled or waived, AGL intends to proceed to compulsorily acquire Your Alinta Shares. If this occurs, you will be allotted AGL Shares at the end of the compulsory acquisition process. If AGL proceeds to compulsory acquisition, you will receive AGL Shares sooner if you accept the Offer.

Can I sell the AGL Shares I receive from accepting the Offer on the market?

Yes. Once you receive AGL Shares from accepting the Offer, you will be able to sell them on ASX.

What are the Defeating Conditions of the Offer?

The Offer is subject to a number of Defeating Conditions which are set out in full in Section 9.8(a). If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse.

In summary, the Defeating Conditions include requirements that:

- at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares;
- before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC or Australian Competition Tribunal to intervene or seek to prevent AGL's acquisition of Alinta Shares;
- before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede the Offer;
- between 13 March 2006 and the end of the Offer Period, no event occurs or is announced which has a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole;
- Alinta does not conduct a material transaction between 13 March 2006 and the end of the Offer Period; and
- the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

For a detailed description of these Defeating Conditions, please refer to Section 9.8(a).

What happens if the Defeating Conditions are not fulfilled or waived?

If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse. This means that the Offer will not proceed, you will retain Your Alinta Shares (unless you sell them on ASX), you will not receive AGL Shares and AGL will not be able to implement its intentions for the Merged Group set out in Section 4.

Further information?

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

DETAILED INFORMATION SECTIONS

1 Profile of AGL Group

1.1 Overview of AGL

AGL has been in the Australian energy industry since 1837. AGL began as a privately owned gas utility in New South Wales and since then has built an extensive energy business across Australia. Today, AGL is the largest Australian energy and infrastructure company. It is also Australia's largest energy retailer by customer account numbers. It directly sells gas and electricity to approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. Through its interests in ActewAGL (50%) and Elgas (50%), Australia's largest LPG distributor, there are more than 550,000 additional gas, electricity and LPG accounts across Australia. AGL has an extensive portfolio of wholly and partly owned investments in energy infrastructure, infrastructure management and other energy businesses.

AGL's business involves:

- buying gas and electricity from gas producers and electricity generators;
- supplying gas and electricity to customers via gas pipelines and power lines;
- owning and investing in power generation plants, gas development and production assets and electricity and natural gas distribution networks;
- selling a wide range of energy products and services; and
- designing, constructing, operating, maintaining and managing energy infrastructure through Agility, its wholly owned infrastructure management business.

AGL has offices and businesses in every Australian state and territory and as at the date of this Bidder's Statement has about 3,500 employees. AGL's head office is in Sydney.

As at ~~the date of this Bidder's Statement~~28 April 2006, AGL's market capitalisation ~~is~~ was approximately $~~8.4~~8.8 billion, ranking it the ~~27~~28th largest entity on ASX. AGL is included in the S&P/ASX 50 Index and most other key market indices.

Figure Overview of AGL's growth



1800s
1837: The Australian Gas Light Company established in Sydney - Australia's first energy company
1871: AGL listed
1900 to 1975
Organic growth of Sydney gas market and acquisition of regional NSW gas markets
1957: Formation of LPG business - Portagas
1971: Design and initial development of Moomba to Sydney pipeline (NSW)
1976 to 1994
1976: Introduction of natural gas to NSW
1976-94: Development and acquisition of regional NSW and ACT gas markets
1984: Formation of Elgas
1986-87: Construction and interest in Alice Springs to Darwin pipeline (NT).
1988: Acquisition of 85% interest in the Roma to Brisbane Pipeline (Qld)
1994: Acquisition of initial 51% interest in Moomba to Sydney Pipeline (NSW)
1995 to 2006
1995: Acquisition of Solaris, Victorian electricity retail and distribution business
1997-98: Construction and 70% interest in Ballera to Mt Isa Pipeline (Qld)
1998: Acquisition of initial 28% interest in Goldfields Gas Pipeline (WA)
1998: Acquisition of Gas Valpo (Chile)
1998: Construction and ownership of NSW-Vic interconnect pipeline
1998: Acquisition of Cawse cogeneration plant (WA)
1998: Selection of AGL/Petronas to develop PNG Australian Pipeline
2000: Formation of Agility
2000: Launch of APT, owner of transmission pipelines
2000: Formation of ActewAGL
2000: Acquisition of ETSA, electricity retail business (SA)
2001-02: Development of Hallett (SA) and Somerton (Vic) power stations
2002: Acquisition of Pulse, Victorian gas and electricity retail business
2004: Acquisition of 32.5% interest in Loy Yang A Power Station and adjacent coal mine (Vic)
2005: Acquisition of 50% interest in Sydney CSM Project
2005-06: FEED process for PNG Australian Pipeline
2005: Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006: Acquisition of 10% interest in PNG Upstream Gas Project

1.2 AGL's principal activities

As at the date of this Bidder's Statement, AGL's principal activities are as follows:

(a) NSW gas distribution network

AGL's NSW gas distribution network comprises 23,541 km of gas distribution pipes transporting natural gas for a number of energy retailing organisations and major end users. Through this business, AGL distributes gas throughout Sydney, Newcastle, Wollongong and over 20 major centres in NSW. At 30 June 2005, the gas network in NSW served approximately 950,000 end users, with consumption during the financial year of approximately 96 PJ.

The NSW gas network derives revenues primarily from distribution tariffs charged for transporting gas and is subject to the economic regulatory regime established under the

Gas Pipelines Access Law (including the third party access code). Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends until 30 June 2010.

Figure NSW gas network


Wellington
Parkes
Millthorpe
Blayney
Cowra
Young
Yass
Bundanoon
AGLGN Trunk Pipeline
AGLGN Distribution Network
APT Pipeline
Eastern Gas Pipeline
ActewAGL Primary Main

(b) Victorian electricity distribution network

AGL's electricity distribution network is one of five networks in Victoria. As duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. The AGL Victorian electricity network service area covers 950 square kilometres in the central west to north west area of greater Melbourne and includes approximately 8,112 km of overhead and 2,173 km of underground high and low voltage lines, cables and services.

The Victorian electricity distribution network derives revenues primarily from regulated tariffs. Economic regulation of this network is currently the responsibility of the ESC. The current regulatory period for the Victorian electricity network commenced on 1 January 2006 and extends to 31 December 2010.

Figure Victorian electricity distribution network



Calder Hwy
Sydenham
Broadmeadows
Coburg
Essendon
Footscray
Williamstown
AGL
Powercor

(c) Agility

Agility is an energy and utility infrastructure management and services company. It was formed in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility was formed from AGL's own internal operations business unit and draws on AGL's many years of experience in the energy infrastructure industry. Agility has since been successful in growing its external client base and has *achieved an average annual growth in EBIT over the last three financial years of more* than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets and of water and wastewater infrastructure assets. These services cover the full life-cycle of assets from feasibility studies to planning, construction, management, operation, maintenance and de-commissioning. Agility currently manages and services AGL's NSW gas network and Victoria's electricity network, APT's gas transmission assets and ActewAGL's gas networks. Agility has also been assisting with the front end engineering and design (**FEED**) work on the PNG Australian Pipeline. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines – more than any other pipeline operator in Australia.

In addition, Agility has (together with Veolia Water Australia) recently been shortlisted for a significant water recycling project in Sydney's western suburbs. The project is expected to become one of the largest industrial water recycling schemes in Australia.

Agility's primary market comprises owners of regulated energy assets. Agility also provides services to third party (non-AGL) clients and has an extensive client base across Australia.

Figure Agility's clients



AG
Apache Energ
AP
Goldfields Gas Transmissio
Hamersley Iro
Western Powe

(d) Retail Energy

Retail Energy retails natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. These customers are located in NSW, Victoria and South Australia.

AGL offers a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 53 branded dealers (that is, 17 franchisees and 36 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;
- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and
- **AGL Green Choice products and services:** AGL sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

AGL's Retail Energy division also supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Figure Energy Sales


Natural gas - 172.9 PJ
Electricity - 22,279 GWh *
Customer type
Industrial and commercial 40%
Industrial and commercial
Geography
47%
35%
5%
3%
32%

* Excludes volume supplied to ActewAGL.

(e) Merchant Energy

Merchant Energy manages AGL's wholesale energy portfolio and retails gas, electricity and renewable energy to its major industrial and commercial business customers, as well as other retailers.

The division focuses on optimising AGL's wholesale energy portfolio via a mix of contracts, financial hedges and physical assets to ensure AGL continues to offer diversified and market competitive energy supplies into the future.

Merchant Energy is responsible for managing AGL's portfolio of power generation plants. These power plants are predominantly situated in the regions where AGL's retail customers are located. Assets include the Cawse generation plant in Western Australia, peaking plants at Somerton in Victoria and Hallett in South Australia, which support AGL's retail customers and AGL's renewable generation portfolio, and AGL's 32.5% economic interest in the Loy Yang Power Partnership (**LYP**) which owns the Loy Yang A Power Station (**LYA**) and its adjacent coal mine AGL's renewable generation portfolio, consisting of 11 hydro electric generating schemes in Victoria and NSW, the Wattle Point wind farm in South Australia and landfill gas or biogas facilities in NSW, Victoria, Tasmania and Western Australia, also generate green products (such as Renewable Energy Certificates) which are used by AGL or sold to third parties.

Merchant Energy operates in the complex and highly sophisticated National Electricity Market (**NEM**) which comprises the interconnected regions of NSW, the Snowy region, Victoria, Queensland, South Australia and Tasmania.

The NEM operates on the world's longest interconnected power system – from Port Douglas in Queensland to Port Lincoln in South Australia – a distance of more than 4,000 km. Up to $7 billion of electricity is traded annually in the NEM to meet the demand of the almost eight million end-use customers. The NEM spot market is one of the most volatile commodity markets in the world where the spot price of electricity at any particular half-hour trading interval can vary between -$1,000 per MWh to $10,000 per MWh.

AGL has developed the expertise and experience to manage the complexity and volatility of the NEM. AGL has a deep understanding of the electricity derivative market, physical electricity markets, customer consumption patterns, participant behaviours based on market/contracting, regulations that govern the NEM to ensure compliance, risk management, establishment of networks with suppliers, customers, regulators and competitors, and optimisation of asset performance.

AGL's gas generation and retailing activities are currently supported by a suite of long term contracts with gas producers across several gas producing basins. The gas market is characterised by long term bilateral contracts. AGL has developed a deep understanding of the market and consumption patterns which allow it to optimise its gas portfolio. The diversity ensures flexibility and security of supply.

Figure AGL's existing power generation portfolio



Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic and NSW
Cogeneration	9	Gas	Vic and SA
Other	14	Landfill and biogas	Tas, WA, Vic and NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
TOTAL	**1,687**		


Fuel mix
Cogeneration/landfill and biogas 1%
Gas

Figure AGL's existing power generation portfolio


Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
NSW Hydro
525MW
Victorian Hydro
592.7MW
Hallett
180MW
Somerton
150MW
Loy Yang A
2,120 MW(32.5%)
Total 14MW in Vic, NSW, Tas and WA
Total 9MW in Vic and SA

(f) APT

AGL is the largest single securityholder in APT with a 30% interest. APT is an ASX listed entity and owns or has an interest in more than 7,700 km of high pressure gas transmission pipelines across most Australian states and territories. The majority of these pipelines are operated by Agility on behalf of APT.

APT also owns the Mondarra natural gas storage facility in Western Australia and in 2006 will commission a coal seam methane (**CSM**) processing facility at Kogan, west of Brisbane.

In March 2006, APT acquired the Murraylink electricity transmission assets. This represents APT's first significant acquisition of a non-gas transmission asset.

Figure APT's pipelines


Midwest Pipeline
Parmelia Pipeline
Kambalda Pipeline
Central West Pipeline
Wagga to Culcairn Interconnect Pipeline
SCALE
0 250 500 750 1000 kms

(g) PNG gas projects

Natural gas from the PNG highlands is expected to be a major new supply source into the eastern Australian energy market. AGL is a significant participant in the upstream production of PNG gas and the PNG Australian Pipeline development:

(i) **PNG Upstream Gas Project** - AGL has a 10% interest in the PNG Upstream Gas Project, which includes interests in gas and oil reserves, production and processing infrastructure. AGL's share of gas, condensate and oil reserves totals approximately 115 million barrels of oil equivalent. In addition, AGL has a binding 1,500 PJ, 20 year gas sale agreement with the PNG Gas Producers.

(iii) **PNG Australian Pipeline Project** - AGL is a joint venture partner of APC, which was selected as the preferred developer for the PNG Australian Pipeline Project. The PNG Australian Pipeline Project involves building a network of pipelines from the PNG/Australia border to a number of delivery points in Queensland and into existing pipeline networks in the vicinity of Moomba. With total pipeline length of more than 3,800 km, the PNG Australian Pipeline Project will be the largest pipeline project ever undertaken in Australia. APC is responsible for designing, constructing, owning and operating the pipeline.

Both the PNG Upstream Gas Project and the PNG Australian Pipeline Project are currently in the FEED stage, with the final decision by the PNG Gas Producers and APC on whether or not to proceed expected to occur during the course of this year. Assuming the project proceeds, first gas is expected to be delivered through the pipeline during 2009.

Figure PNG upstream interests


Juha
PRL2
PDL1
PRL11
Angore
Hides
PRL12
PRL12
PDL5
PDL2 Kutubu Project
Moran
PDL2
Kutubu
Se Hedinia
PDL2
PDL4 Gobe Project
Gobe
Port Moresby
Gas Field
Oil Field
Existing Pipeline
25km


Kutubu
Gobe
Kopi
PAPUA -
NEW GUINEA
Port
Moresby
Torres Strait
Bamaga
Cape
York
Gove
Weipa
AGL/Petronas PNG-Aus Gas Pipeline *
Upstream PNG Gas Pipeline
Existing Pipelines
* Current and planned routes for environmental approvals and land access
Cooktown
Cairns
Townsville
NORTHERN
TERRITORY
Mt Isa
Cannington
Mackay
Rockhampton
Gladstone
QUEENSLAND
Roma
SOUTH AUSTRALIA
Moomba
Ballera
Brisbane

(h) Elgas

Elgas is a 50/50 joint venture between AGL and BOC.

Elgas is the largest distributor and marketer of LPG in Australia, supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

(i) HC Extractions

AGL's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2005 financial year, total production of LPG was 37,404 tonnes and of naphtha 12,642 tonnes.

(j) ActewAGL

ActewAGL is a 50/50 joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. The joint venture commenced in October 2000 and retails

gas and electricity to around 150,000 electricity customers and around 107,000 natural gas customers in the region.

The ActewAGL joint venture owns and operates the electricity and gas networks in the ACT and surrounding areas. It is a combined electricity and gas retail and distribution business.

It also operates water and sewerage assets, which are owned by ACTEW Corporation.

(k) Chile – Gas Valpo

AGL owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo distributes and markets natural gas to almost 40,000 customers in Valparaiso and Vina del Mar, the coastal region west of Santiago. These customers are supplied through a total of 497 km of gas mains owned and operated by Gas Valpo.

(l) Sydney CSM Project

In November 2005, AGL announced the formation of an unincorporated joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of CSM in the Sydney Basin (**Sydney CSM Project**). Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas project with an option to extend the contract for a further five years.

The assets acquired by AGL as part of this transaction comprise a direct 50% interest in PPL1, PPL2 (Hunter Gas Project and Wyong Gas Project) and PPL 4 (covering the Camden Gas Project), and PEL2 (Sydney), PEL5 (Sydney and Wyong), PEL4 (Hunter) and PEL267 (Hunter).

The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.

1.3 Financial overview of AGL

Over the last five years, AGL's execution of its strategy has resulted in the delivery to AGL Shareholders of:

- significant and consistent sales revenue growth. Sales revenue increased by 25.1% in the five years to 30 June 2005;
- EBIT growth of 34.2% for the five years to 30 June 2005;
- PAT growth of 77.8% for the five years to 30 June 2005;
- EPS growth of 21.2 cents per share or 33.4% for the five years to 30 June 2005;
- market capitalisation growth of 113% for the five years to 30 June 2005 (with an additional increase in market capitalisation of 26.9% between the last trading day before the announcement of the Original AGL Demerger and ~~the last trading day before the date of this Bidder's Statement~~23 April 2006); and
- attractive dividend per share growth of 21.2% for the five years to 30 June 2005.

Set out below is selected information derived from AGL's audited financial statements for the years ended 30 June 2001 to 30 June 2005 and AGL's financial forecasts included in Section 5. This information must be read together with the additional detail provided in those published financial statements (including AGL's significant accounting policies), the detailed review of operations for each historical year and the assumptions supporting the financial forecasts set out in Section 5. The forecast financial information below relates to AGL on a standalone basis (ie the impact of the proposed merger with Alinta is excluded).

(a) Sales revenue



Sales revenue (excluding significant items)
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,277
3,197
4,052
4,183
4,100
4,245
4,711
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(b) EBIT



EBIT (excluding significant items)
$m
1,000
900
800
700
600
500
400
300
200
100
0
519
552
689
714
697
749
904
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(c) PAT



PAT (excluding significant items)
$m
500
450
400
350
300
250
200
150
100
50
0
224
247
321
362
387
408
440
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(d) Earnings per share



Earnings per share (excluding significant items)
Cents
120.0
100.0
80.0
60.0
40.0
20.0
0.0
63.5
66.4
73.2
79.5
84.7
89.5
96.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(e) Market capitalisation


Market capitalisation
$m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,051
3,765
4,929
5,534
6,497
6,611
8,389
30 June 2001
30 June 2002
30 June 2003
30 June 2004
30 June 2005
28/10/05*
21/04/06

* Trading day before the announcement of the Original AGL Demerger

(f) Dividends


DPS
Cents
90
80
70
60
50
40
30
20
10
0
52.0
52.0
55.0
60.0
63.0
67.5
79.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

1.4 Directors and senior management

(a) Directors

Details of the AGL Directors are set out below.

Mark Johnson
LLB MBA
Chairman

Mr Johnson has been a non-executive AGL Director since 1988. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Paul Anthony
Managing Director and Chief Executive Officer

Mr Anthony is Managing Director and Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer on 10 April 2006 and as AGL's Managing Director on 2 May 2006.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.

Charles Allen AO
MA MSc
Independent Director

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and Amcor Limited (retired in 2005).

Sir Ronald Brierley
Independent Director

Sir Ronald Brierley has been a non-executive AGL Director since 1987. He is a member of AGL's Health, Safety and Environment Committee.

Sir Ronald Brierley is Chairman of Premier Investments Limited (commenced in 2002) and a director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. Previously, he was a director of Adsteam Marine Limited.

David Craig
BEc CA
Independent Director

Mr Craig has been a non-executive AGL Director since May 2005. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig is currently the Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PWC Consulting.

Carolyn Hewson
BEc (Hons) MA
Independent Director

Ms Hewson has been a non-executive AGL Director since 1996. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a member of the Economic Development Board (South Australia).

Max Ould
BEc
Independent Director

Mr Ould has been a non-executive AGL Director since January 2004. He is a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

Graham Reaney
BCom CPA
Independent Director

Mr Reaney has been a non-executive AGL Director since 1988. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a director of St George Bank Limited and a director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

(b) Senior management

Details of AGL's senior management are set out below.

~~**Paul Anthony**~~
~~**Chief Executive Officer**~~

~~Mr Anthony is Chief Executive Officer of AGL.~~

~~His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer in early April 2006. The AGL Directors intend appointing Mr Anthony as Managing Director as soon as reasonably practicable after Mr Anthony satisfies the minimum shareholding requirement for AGL Directors under the AGL Constitution. Mr Anthony is currently unable to acquire AGL Shares in satisfaction of this requirement as he is in possession of unpublished, price sensitive information relating to the Bid.~~

~~Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.~~

~~Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.~~

Greg Hayes
Chief Financial Officer

Mr Hayes is Chief Financial Officer of AGL.

He is Chairman of Great Energy Alliance Corporation Pty Limited which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was, until December 2004, the majority shareholder.

Mr Hayes was previously Chief Financial Officer Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that he held senior management positions for nine years with Southcorp Limited.

He is a Chartered Accountant and holds a Masters of Applied Finance from Macquarie University.

Michael Fraser
Group General Manager Merchant Energy

Mr Fraser is Group General Manager Merchant Energy, with responsibility for AGL's wholesale gas and electricity portfolio and energy sales to major industrial and commercial customers. He is responsible for managing AGL's portfolio of generation plants, including 11 hydro electric generation plants in Victoria and New South Wales and the peaking plants at Somerton in Victoria and Hallett in South Australia. In addition, he is responsible for AGL's interests in the PNG Upstream Gas Project and the Sydney CSM Joint Venture.

Mr Fraser has more than 20 years' energy industry experience in a number of areas, including sales and marketing, trading, distribution, corporate services and regulatory management.

He holds a Bachelor of Commerce from the University of New South Wales. He is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia. He is Chairman of ActewAGL and Chairman of NEMMCO's Participants' Advisory Committee.

Ross Gersbach
Group Manager Infrastructure Investments

Mr Gersbach is Group Manager Infrastructure Investments, managing AGL's gas and electricity network assets (which includes a regulated asset base of $2.7 billion) and a number of AGL's energy investments, including representing AGL's interests in APC, which is developing the PNG Australian Pipeline.

Mr Gersbach joined AGL in 1986. He has had extensive experience in a range of senior roles within AGL, including in strategy and mergers and acquisitions.

He holds a Bachelor of Business degree, a Postgraduate Diploma in Finance and is a Certified Practising Accountant. He is a director of Elgas, Australian Pipeline Limited, the responsible entity of APT, and ActewAGL.

Mark Harper
Group General Manager Operations

Mr Harper is Group General Manager Operations, overseeing AGL's operations business. This business includes AGL's asset management and services business, Agility, with a workforce of 1,800 (including contractors) across 42 offices and depots. This business also covers the management and operation of pipelines, gas and electricity networks throughout Australia as well as the provision of asset management and services to an extensive list of infrastructure owners.

Mr Harper joined AGL in 1987. He has held a broad range of management roles in AGL, including in financial management, business development, information systems and energy sales.

He holds a Bachelor of Commerce from the University of New South Wales and is a Chartered Accountant. He is President of the Australian Pipeline Industry Association and a director of Great Energy Alliance Corporation Pty Limited and was previously a director of NGC.

Phil James
Group General Manager Retail Energy

Mr James is Group General Manager Retail Energy, managing AGL's 2.8 million customer accounts. The Retail Energy division is Australia's largest energy retailer and it supplies gas, electricity and energy related services to AGL's retail customer base in New South Wales, Victoria and South Australia.

Mr James has more than 30 years' experience in the Australasian energy markets gained primarily from his work in sales, marketing and operations roles. Immediately prior to his current role with AGL, he was the Chief Executive of NGC.

He holds a Postgraduate Diploma in Marketing and is a board member of ActewAGL and Elgas.

1.5 Key strengths

The key strengths of AGL are summarised below.

(a) Strengths relating to Energy business

(i) Leading retail position

As Australia's largest energy retailer, AGL has opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With approximately 2.8 million energy customer accounts across south eastern Australia, AGL has a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL will be able to expand its market presence into Queensland.

(ii) Strong and diverse power generation portfolio

AGL's integrated power generation portfolio provides it with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity

purchases, and provides AGL with influence over wholesale electricity costs, as well as providing opportunity for growth.

AGL's power generation portfolio includes gas fired peaking power stations located at Somerton in Victoria (150 MW) and Hallett in South Australia (180 MW). These peaking stations have fast-start capabilities, which allow them to come on-line quickly as required, in order to manage the demand from AGL's customers and the market generally.

Approximately half AGL's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as required. These power generation plants are located primarily in Victoria and South Australia where the majority of AGL's retail customers are located and provide a substantial proportion of the peaking capacity required to meet peak demand for AGL's customers in the south eastern market.

(iii) Largest non-government owned renewable energy portfolio

AGL has the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long term requirements under the Australian Government's Mandatory Renewable Energy Target scheme.

(iv) Portfolio of long term gas supply contracts

AGL has long term gas supply contracts with producers across multiple Australian gas producing basins, which provide flexibility as well as security of supply.

(v) Growing upstream gas portfolio

AGL recently acquired a 10% interest in the PNG Upstream Gas Project and formed a 50/50 joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL is seeking to achieve growth, maintain its market competitiveness and increase the security of gas supply to its retail business.

(vi) Interest in Australia's largest LPG business

Through its 50% interest in Elgas, AGL participates in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG, and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(b) Strengths relating to Infrastructure business

(i) Quality Australian energy infrastructure and services business

AGL has infrastructure assets in natural gas transmission and distribution and electricity distribution and generation. These assets are either natural geographic monopolies or businesses supported by long term energy supply contracts. AGL predominantly manages these assets through Agility.

(ii) Agility as an internal infrastructure manager

Agility forms a component of AGL's integrated business strategy. Agility's inclusion as part of AGL's business portfolio enables its technical know-how and management expertise to be provided from within the business, rather than contracted to a third party operator. AGL incurs no fee leakage to external managers or operators.

(c) General Strengths

(i) Geographic and business diversity

AGL's interests are located across Australia, with energy networks in south eastern Australia, generation investments in NSW, Victoria, South Australia, Western Australia and Tasmania, and gas transmission pipelines spanning several states.

AGL is a diversified company on the basis of fuel source. It has interests and expertise in both electricity and gas infrastructure assets across the supply chain. Diversity of fuel assists AGL to manage the effects of variable weather conditions as well as providing a platform for further growth.

(ii) Longstanding business with industry experience

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions.

AGL has also built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions.

With management and industry experience, AGL has the people, assets and capabilities to remain competitive in the markets in which it operates.

(iii) Experience in regulation

AGL's businesses have been subject to economic regulation since the early 1900s. Third party access to the NSW gas network had already been provided for under NSW legislation prior to the introduction of the national scheme. AGL has experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(iv) Attractive development projects

AGL has a strong history of developing significant energy assets. These include:

- the design and initial development of the Moomba to Sydney Pipeline (more than 1,000 km);
- the construction and development of Canberra's natural gas distribution network;
- the construction and development of numerous pipelines including Ballera to Mt Isa and the NSW to Victoria Interconnect;
- the development and construction of landfill and biogas fuelled generation and cogeneration projects in many states of Australia; and
- the development and construction of Hallett Gas Fired Power Station and Somerton Gas Fired Power Station.

AGL has a range of identified development projects which it proposes to pursue over the next five years that it considers will grow its asset base and deliver value to AGL Shareholders. These are summarised in the table on page 18.

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

A more detailed description of these development projects (including their current status) is set out below.

Current development project	Details (including status)
Hallett Wind Farm	• On 31 January 2006, AGL announced that it would build Australia's largest wind farm (94.5 MW) at the Hallett site in South Australia. • Construction is scheduled to commence in September 2006 with initial commissioning expected in December 2007. • The wind farm is expected to be fully operational in March 2008.
Sydney CSM Project	• In November 2005, AGL announced the formation of a joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of coal seam methane gas in the Sydney Basin. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas Project with an option to extend for a further 5 years. • The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. • This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired generation opportunities in NSW. • The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.
PNG Australian Pipeline Project	• On 16 January 2006, AGL provided an update on the PNG Australia Pipeline Project. AGL noted that the pipeline project remains on track to reach project sanction followed by financial close in the second half of 2006 consistent with the PNG Upstream Gas Project timetable. • APC has previously announced a budget of $67 million for the FEED process which involves the physical design, route selection, engineering and deliverability of

	the PNG Australian Pipeline. • Concurrent with FEED activities, APC has been negotiating the key commercial agreements to support the pipeline, clarifying the regulatory regime, developing its financing strategies and conducting due diligence. • The work that is done during FEED is critical and will be used in the construction phase of the project in order to allow construction and procurement contracts to proceed to financial close. FEED does not guarantee the project will proceed, but, without it, the parties could not proceed to financial close.
Bogong Hydro Generation Project	• This project involves the addition of a new power station to the current hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • Development approval has been granted for the 130 MW Bogong project. Tender responses for the delivery of the project are due in May 2006. • The financial viability of these projects continues to be assessed.
West Kiewa Hydro Generation Project	• This project involves an upgrade of one of the hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • This project is expected to deliver an additional 12 MW and increased efficiencies to the West Kiewa Power Station. • The financial viability of this project continues to be assessed.
Hallett Gas Power Generation Project	• In January 2006, AGL announced its intention to call for construction tenders for the proposed capacity expansion of the Hallett gas fired peaking plant. • AGL has commenced the process to obtain the necessary approvals to proceed with this project. • The financial viability of this project continues to be assessed.
Townsville Gas Power Generation Project	• In October 2005, AGL announced its intention to develop a gas fired Power Station at Townsville in Queensland. • AGL has commenced the process to obtain the necessary approvals to

	proceed with this project. • The Station is expected to deliver 370 MW of capacity and commissioning is planned to commence in 2009. • The financial viability of this project continues to be assessed.
PNG Upstream Gas Project	• In February 2006, AGL announced it had achieved financial close on the agreement to acquire from Oil Search a 10% interest in the PNG Upstream Gas Project, together with a 11.9% interest in PDL2 (Kutubu) and 66.7% interest in PDL4 (Gobe) oil projects, including corresponding interests in gas and oil reserves, production and processing infrastructure. • The PNG Upstream Gas Project, led by ExxonMobil as project operator, is progressing the project development activities which have been focussing on: – completing FEED activities for the base case development project; – securing sufficient gas sales contracts to achieve project sanction by the second half of 2006; and – progressing project financing activities for those participants that will pursue this form of funding.
Bluff Wind Farm Project	• AGL has development rights for a 45 MW wind powered generation at the Bluff site in South Australia. • Development approval has been granted for this project. • The financial viability of this project continues to be assessed.
Dollar and Macarthur Wind Farm Projects	• AGL has development rights for wind powered generation at these two sites. • The process for obtaining the necessary permits for the sites is under way. Both projects have been through the required planning panel hearings and are currently awaiting state government approvals. • The financial viability of these projects continues to be assessed.
Leafs Gully Stages 1 and 2	• In 2005, AGL secured an option over land in Leafs Gully, near Appin in NSW, with the intention of developing a staged gas fired power generation project on the site, commencing with a first stage of 300 MW. • AGL has commenced the process to obtain the necessary approvals to

	proceed with this project. • It is anticipated that Stage 1 of the Power Station will be operational by the end of 2009. • The financial viability of this project continues to be assessed.
Sydney Water Recycling Project	• In March 2005, AGL worked with Sydney Water to product a desktop study of the potential for recycled water in established areas of the Sydney Basin. • In March 2006, AGL announced that the water-recycling consortium comprised by Agility and Veolia Water Australia had been short listed by the NSW Government for a project in Sydney's western suburbs. Should the consortium be successful, it is intended to develop a staged recycled water system across established areas in the Sydney region that could yield as much as 30 GL/a. • At the date of this Bidder's Statement, AGL had not been advised of the outcome of the next stage of the NSW Government's process.

(v) Established alliances

Over the last decade, AGL has established alliances with Australian and international energy companies in order to develop or pursue investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC, the PNG Gas Producers and Petronas.

1.6 Business strategy and outlook

AGL's business strategy covers its energy and infrastructure activities. In broad terms, its strategy includes:

Energy

- taking advantage of its position as one of Australia's largest purchasers of wholesale gas and electricity to develop upstream gas and power generation opportunities with a view to ensuring competitive wholesale energy costs, mitigating risk, obtaining economies of scale to improve cost efficiencies and achieving growth in existing and new markets as they open to competition. This includes participation in the PNG Upstream Gas Project;

- growing within its existing retail markets through continuing improvements in the knowledge of those markets and customer expectations, provision of a comprehensive range of gas and electricity products and related services and development of innovative energy solutions for large energy users;

- developing initiatives to rationalise systems and processes so as to improve service to customers; and

- expanding its retail base into new markets when the opportunities arise, including the Queensland residential segment when retail contestability is introduced from 1 July 2007; and

Infrastructure

- maintaining an efficient capital structure and cost of capital;

- managing its assets and businesses efficiently and achieving cost reductions where appropriate;

- growing and diversifying its asset base, services business and sources of income, including through the PNG Australian Pipeline Project and investing in contracted power stations across a range of fuel types; and

- internally managing and operating most of its transmission and distribution assets through Agility, thereby avoiding the need to pay external management or performance fees.

1.7 AGL's annual report, half year results and ASX announcements

The Concise Annual Report and Full Financial Report of AGL for the year ended 30 June 2005 were lodged with ASX on 14 September 2005.

The Half Year Results of AGL for the half year ended 31 December 2005 were lodged with ASX on 28 February 2006.

AGL is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and Listing Rules. A list of AGL announcements which have been lodged with ASX since the end of AGL's financial year ended 30 June 2005 to the date immediately prior to the date of this Bidder's Statement is set out in Annexure C. This information may be relevant to your assessment of the Offer. For information concerning the financial position and affairs of AGL, you should refer to the full range of information that has been disclosed by AGL pursuant to these requirements.

Copies of the following documents may be obtained by contacting the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time) during the Offer Period:

- the Concise Annual Report and the Full Financial Report referred to above;

- the Half Year results referred to above; and

- the ASX announcements referred to above,

and will be provided to the person who made the request. Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Alternatively the above documents may be downloaded from the AGL website at www.agl.com.au.

Copies of all documents lodged with ASIC in relation to AGL may also be obtained from, or inspected at, an ASIC office.

2 Information about AGL Securities

2.1 AGL issued securities

(a) AGL Shares

As at the date of this Bidder's Statement, AGL has 455,910,464 AGL Shares on issue.

Section 2.2 contains further information about AGL Shares.

(b) Substantial holders of AGL Shares

As at the trading day immediately prior to the date of this Bidder's Statement, the following person has notified AGL that it has a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on issue*
Alinta GH	90,904,997	19.939%

* As notified at the date of the relevant substantial holder notice.

(c) Unvested rights under AGL LTIP

As at the date of this Bidder's Statement, AGL has 816,678 unvested rights (**AGL LTIP Rights**) on issue under the AGL Long Term Incentive Plan (**AGL LTIP**).

Annexure F contains further information about the AGL LTIP.

2.2 Rights attaching to AGL Shares

The AGL Shares received as consideration under the Offer will be fully paid and rank equally with the existing AGL Shares.

AGL Shares are quoted on ASX.

An application will be made to ASX within seven days after the start of the Bid Period for official quotation of the AGL Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement should be taken to state or imply that the AGL Shares issued under the Offer will be quoted on ASX, but quotation is expected in the ordinary course as AGL is already admitted to the Official List of ASX.

The rights and liabilities attaching to ownership of AGL Shares arise from a combination of the AGL Constitution, statute, the Listing Rules and general law. The main rights and liabilities attaching to AGL Shares are summarised in Annexure E.

2.3 Trading of AGL Shares

The closing sale price of AGL Shares on ASX on 4 May~~21 April~~ 2006 (being the last trading day before the date of this Bidder's Statement) was $~~18.40~~18.93.

The highest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $~~19.46~~19.70. The lowest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $~~16.90~~16.80.

The Figure below sets out the daily closing price of AGL Shares and daily volume of AGL Shares traded on ASX from 21 April 2005 to 21 April 2006.


AGL Share Price and Volumes Traded
21 April 2005 - 21 April 2006
Share price (cents)
Volume of shares traded (m)
20
19
18
17
16
15
14
13
12
40
35
30
25
20
15
10
5
21-Apr-05 21-May-05 21-Jun-05 21-Jul-05 21-Aug-05 21-Sep-05 21-Oct-05 21-Nov-05 21-Dec-05 21-Jan-06 21-Feb-06 21-Mar-06 21-Apr-06
Date

2.4 Dividends

Since March 2004, AGL has paid the following dividends:

- an interim dividend of 29 cents per AGL Share (franked to 22 cents – 75.86%) on 26 March 2004;
- a final dividend of 31 cents per AGL Share (franked to 23 cents – 74.19%) on 24 September 2004;
- an interim dividend of 31 cents per AGL Share (franked to 28 cents – 90.32%) on 24 March 2005;
- a special dividend of 30 cents per AGL Share (franked to 27 cents – 90%) on 24 March 2005;
- a final dividend of 32 cents per AGL Share (100% franked) on 23 September 2005; and
- an interim dividend of 31 cents per AGL Share (100% franked) on 23 March 2006.

In addition, AGL returned share capital of 50 cents per AGL Share on 29 April 2005.

AGL anticipates that the total dividend from the Merged Group for the year ending 30 June 2007 will be at least 88.7 cents per AGL Share, assuming AGL has completed the acquisition of more than 90% (by number) of Alinta Shares by 1 July 2006.

Assuming that AGL is able to implement the Post-Bid Demerger as outlined in Section 4.3, AGL anticipates that:

- AGL/Alinta Energy (which is the company that will own the combined energy businesses of AGL and Alinta) will target a dividend payment ratio of approximately 60% of net profit after tax;

- AGL/Alinta Infrastructure (which is the company that will own the combined infrastructure businesses of AGL and Alinta will target a dividend payment ratio of approximately 100% of maintainable equity cash flows; and

- subject to available franking capacity, both companies will aim to pay fully franked dividends.

Notwithstanding the above, the payment of dividends by AGL/Alinta Energy and AGL/Alinta Infrastructure will be at the discretion of the boards of those companies. The level of dividends declared by the boards of those companies will be subject to a number of factors including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law, and any other factors the respective boards consider relevant.

2.5 Summary of share and incentive plans

AGL has the following share and incentive plans for employees, executives and non-executive directors:

- the AGL Share Reward Plan;

- the AGL Share Purchase Plan;

- the AGL LTIP;

- the AGL Share Loan Plan; and

- the AGL Management Share Plan.

The terms of these plans are summarised in Annexure F.

3 Profile of Alinta Group

3.1 Disclaimer

The information in this Section 3 (other than in Section 3.6) on Alinta and the Alinta Group has been prepared based on a review of publicly available information (which has not been independently verified). AGL does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Alinta and the Alinta Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Alinta's businesses or Alinta's issued securities may be included in Alinta's target's statement in relation to the Offer which will be sent to you directly by Alinta.

3.2 Overview of Alinta

Headquartered in Perth, Alinta is an operator, manager and owner of energy assets. It is currently listed on ASX with a market capitalisation of approximately $2.9 billion and employs approximately 1,500 people throughout Australia and New Zealand.

The current business operations of Alinta can be categorised into the following.

(a) Energy markets, wholesale and retail

Alinta is a retailer of gas and electricity in Western Australia. Alinta is also a wholesaler of gas in Western Australia and the eastern Australia states (excluding Queensland), and a wholesaler of electricity in Victoria. Alinta also has an LPG extraction and sales contract with Wesfarmers.

(b) *Infrastructure asset ownership*

Alinta has varying levels of equity ownership in energy infrastructure assets located in Australia and New Zealand. The assets can be categorised as follows:

(i) **Electricity and gas distribution networks** – Alinta has ownership interests in:

- AlintaGas Networks (74%) – a Western Australian gas distribution network;
- Multinet (20%) – a Victorian gas distribution network; and
- UED (34%) – a Victorian electricity distribution network.

(ii) **Gas transmission pipelines** – Alinta has varying levels of direct and indirect ownership interests in gas transmission pipelines throughout Australia as follows:

- Dampier to Bunbury Natural Gas Pipeline (20%) – WA gas transmission pipeline; and
- via its 20% interest in AIH, indirect interests in the Goldfields Gas Pipeline, Queensland Gas Pipeline, Eastern Gas Pipeline, Tasmanian Gas Pipeline and the VicHub Interconnect.

(iii) **Power stations** – Alinta has the following ownership interests in power stations in Australia and New Zealand:

- via its 20% interest in AIH, indirect interests in the Newman Power Station, Port Hedland Power Station, Bairnsdale Power Station and Glenbrook Power Station; and
- through an alliance with Alcoa, ownership of a 140 MW cogeneration plant located at Alcoa's Pinjarra refinery in Western Australia, with development of a second 140 MW plant currently under construction and due for completion in 2006.

(c) Asset operations and management

Alinta has an asset operations and management business, with contracts over most of the infrastructure assets in which it holds an ownership interest. These activities are undertaken by the following wholly owned divisions:

Alinta Power Services (APS) – APS manages power generation assets and associated businesses; and

(iv) **Alinta Asset Management (AAM)** – AAM manages energy distribution and gas transmission assets and businesses in which Alinta holds a direct or indirect equity interest and provides operational, construction, maintenance and management services for those assets and associated businesses and also for external customers.

(d) Secondment services

Alinta provides the secondment of management and staff to various entities within the AIH group of entities.

3.3 Publicly available information about Alinta

Alinta is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The concise annual report and financial report of Alinta for the year ended 31 December 2005 was lodged with ASIC on 29 March 2006 and given to ASX on that date. The Alinta Bidder's Statement was lodged with ASIC on 31 March 2006 and given to ASX on that date.

A list of the ASX announcements made in relation to Alinta between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure D.

Information about the Alinta Group (including copies of financial statements) may also be obtained from Alinta's website at **www.alinta.net.au**.

3.4 Alinta securities on issue

(a) Alinta Shares

According to documents provided by Alinta to ASX, as at 30 March 2006, Alinta had 262,081,831 Alinta Shares on issue. Alinta Shares are quoted on ASX.

According to documents provided by Alinta to ASX, as at the trading day immediately prior to the date of this Bidder's Statement, ~~the following entity had notified Alinta that it~~

has a relevant interest in more than 5% of Alinta Shares:no entities had a relevant interest in more than 5% of Alinta Shares.

Name	Number of Alinta Shares	Percentage of Alinta Shares on issue*
Barclays Global Investors Australia Limited	13,767,835	5.25%

* As notified at the date of the relevant substantial holder notice.

(b) Alinta reset preference shares

According to documents provided by Alinta to ASX, AGL understands that on 23 July 2003, Alinta issued 1,300,000 Alinta reset preference shares (**Alinta RePS**) with a face value of $100 each. Alinta RePS are quoted on ASX. A number of Alinta RePS have since been converted into Alinta Shares at the election of the holders of Alinta RePS. As at 30 March 2006, there were 604,831 Alinta RePS on issue.

AGL understands that in the event that the Offer becomes unconditional and AGL acquires a relevant interest in at least 50% of Alinta Shares or the Alinta Directors recommend the Offer, both Alinta and the holders of Alinta RePS will have the discretion, but not the obligation, to convert Alinta RePS into Alinta Shares. Holders of Alinta RePS also have a general right to convert their Alinta RePS into Alinta Shares at any time by giving notice to Alinta. During a period prior to the first reset date of 30 September 2006, Alinta has the option to convert all remaining Alinta RePS into Alinta Shares in accordance with the terms of the Alinta RePS.

Further details regarding the terms of Alinta RePS are set out in section 17.8 of the Alinta Bidder's Statement.

AGL's Offer extends to Alinta Shares that are issued on the conversion of Alinta RePS which are on issue on the Register Date. Refer to Section 8.4 for further details.

(c) Alinta Options

According to documents provided by Alinta to ASX, AGL understands that as at the date of this Bidder's Statementas at 24 April 2006, Alinta hashad one employee option plan in operation, being the Alinta Executive Option Plan.

Set out below is a summary of Alinta Options outstanding under the Alinta Executive Option Plan as at 30 March 2006 (based on the Alinta Bidder's Statement). Alinta Options are not quoted on ASX.

Grant date of Alinta Options	Exercise price of Alinta Options	Number of Alinta Options
5 March 2002	$3.6449	146,285
4 March 2003	$3.8645	573,500
8 May 2003	$4.5177	260,000
17 September 2003	$5.7609	75,000

Grant date of Alinta Options	Exercise price of Alinta Options	Number of Alinta Options
25 March 2004	$6.0633	1,334,750
4 May 2005	$9.1774	3,443,013
1 December 2005	$11.1134	63,776
	Total	**5,896,324**

Based on documents provided by Alinta to ASX, AGL understands that Alinta Options may become exercisable as a result of the Offer in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), a holder of Alinta Options may exercise those Alinta Options at any time during the six months following the date on which the Offer becomes unconditional, provided that the options are exercised not more than 6 months after AGL acquires control of Alinta; or

- if, prior to the commencement of the exercise period for Alinta Options, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta that may adversely affect the rights of or value of benefits to holders of Alinta Options, and the Alinta Board gives the holders of Alinta Options notice of such determinations, a holder of Alinta Options may then exercise those options notwithstanding that the options would not otherwise be exercisable.

AGL's Offer extends to Alinta Shares that are issued on the exercise of Alinta Options which are on issue on the Register Date. Refer to Section 8.4 for further details.

3.5 Alinta employee share plans

According to documents provided by Alinta to ASX, AGL understands that ~~at the date of this Bidder's Statement~~as at 24 April 2006 Alinta ~~has~~had the following employee share plans:

- the Alinta Deferred Employee Share Plan (**Alinta DESP**); and

- the Alinta New Zealand Employee Share Plan (**NZESP**).

(a) Alinta DESP

The Alinta DESP allows employees to acquire Alinta Shares using pre-tax salary on a voluntary basis.

Under the Alinta DESP, participants may not dispose of Alinta Shares held by the plan trustee on their behalf until the relevant performance, vesting or other requirements (if any) set out in the offer to participants are met, and a withdrawal notice of Alinta Shares from the Alinta DESP is approved by the plan trustee.

However, AGL understands that Alinta DESP participants may as a result of the Offer be entitled to lodge a withdrawal notice with the plan trustee to withdraw their Alinta Shares from the Alinta DESP (**Withdrawal Notice**) in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), the participant may lodge a Withdrawal Notice at any time during the 6 months following the date on which the Offer becomes unconditional; or
- if, prior to any time based vesting restrictions having been satisfied, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta which may adversely affect the rights of or value of benefits to Alinta DESP participants, and the Alinta Board gives those participants notice of such determination, then participants may lodge a Withdrawal Notice notwithstanding that their Alinta Shares would not otherwise be eligible to be withdrawn.

According to the Alinta Bidder's Statement, as at 30 March 2006, 563,197 Alinta Shares have been purchased under the Alinta DESP and not withdrawn.

(b) NZESP

According to the Alinta Bidder's Statement, in 2005 Alinta commenced the NZESP. The NZESP is a voluntary purchase plan allowing employees to acquire Alinta Shares using after-tax salary. Alinta contributes NZ$0.50 for every NZ$1 contributed by the employee to a maximum of NZ$5,000 per employee per annum. The Alinta Shares purchased with the Alinta contribution must be held in the plan for one year before the employee is able to withdraw or sell these Alinta Shares.

AGL has not been able to determine from publicly available material the impact of the Offer on Alinta Shares held by employees under the NZESP.

3.6 AGL's *interest in Alinta securities*

(a) AGL's relevant interest in Alinta securities

As at the date of this Bidder's Statement, AGL did not have a relevant interest in any Alinta securities and had no voting power in Alinta. [***To be updated as at date of Offer.***]

(b) Acquisitions of Alinta Shares by AGL or Associates

Neither AGL nor any of its Associates has provided (or agreed to provide) consideration for an Alinta Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement. [***To be updated as at date of Offer.***]

3.7 Directors of Alinta

As at ~~the date of this Bidder's Statement~~24 April 2006, based on documents provided by Alinta to ASX, there were~~are~~ seven Alinta Directors:

- A J Howarth – Chairman and Non-Executive Director, AO, SFFin, FAIM, FAICD;
- R B Browning – Chief Executive Officer, BSc, MBA, MSc;
- F E Harris – Non-Executive Director, BComm, FCA, FAICD;
- T C Healey – Non-Executive Director, BEc, B Litt (Hons), PhD, FAICD;

- T R McMeckan – Non-Executive Director, BSc, MBA, FAICD;
- J H Poynton – Non-Executive Director, AM, BComm, SF Fin, FAICD, FAIM (Chairman elect); and
- M J Wilkins – Non-Executive Director, BCom, MBA, DLI, FCA.

4 AGL's Intentions

4.1 Overview

This Section 4 sets out AGL's intentions, on the basis of the facts and information concerning Alinta that are known to AGL, in relation to the following:

- the continuation of the businesses of Alinta;
- any major changes to the businesses of Alinta and any redeployment of the fixed assets of Alinta; and
- the future employment of the present employees of Alinta.

AGL's intentions as set out in this Section 4 represent the present intentions of AGL on the basis of the information, facts and circumstances that are known to AGL at the date of this Bidder's Statement. As set out in Section 4.2, AGL intends, if it acquires a relevant interest in more than 90% of Alinta Shares and becomes entitled to do so under the Corporations Act, to compulsorily acquire all outstanding Alinta Shares, Alinta RePS and Alinta Options and then to undertake a Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta from the combined energy businesses of AGL and Alinta.

Prior to implementing the other intentions set out in this Section 4, AGL will confirm these intentions against all material information, facts and circumstances available to it at the relevant time. Consequently, apart from the intention to undertake the Post-Bid Demerger referred to above, the intentions expressed in this Section 4 are AGL's current intentions only and may vary as circumstances require.

4.2 Intentions upon gaining control of more than 90% of Alinta Shares

AGL's intentions if it acquires a relevant interest in more than 90% of Alinta Shares are set out below.

Compulsory acquisition

If AGL becomes entitled to do so under the Corporations Act, it intends to dispatch notices seeking compulsory acquisition of all outstanding Alinta Shares in accordance with the provisions of the Corporations Act and to proceed with the compulsory acquisition of all outstanding Alinta RePS and Alinta Options in accordance with the provisions of the Corporations Act.

ASX listing

AGL intends to procure the removal of Alinta Shares from the Official List of ASX at the conclusion of the compulsory acquisition process.

Amendment to Alinta's Constitution

Alinta's Constitution contains provisions (**WA-Related Provisions**) which require:

- Alinta's head office to be located in Western Australia;
- a majority of the Alinta Directors to be ordinarily resident in Western Australia; and
- the chief executive officer of Alinta to be ordinarily resident in Western Australia.

The Gas Corporation (Business Disposal) Act 1999 (WA) (**Gas Corporation Act**) requires Alinta's Constitution to contain these provisions at all times. AGL proposes to discuss with the Western Australian Government whether the Gas Corporation Act could be amended to allow the WA-Related Provisions to be deleted from Alinta's Constitution or modified to provide for a management and corporate governance regime which recognises AGL's ownership of Alinta.

In the event that the Western Australia Government agrees to make such an amendment to the Gas Corporation Act, AGL will convene a meeting of Alinta Shareholders to consider a resolution which amends Alinta's Constitution consistent with the amendment to the Gas Corporation Act. AGL would vote all Alinta Shares held by it in favour of this resolution.

Directors

Until the amendment to Alinta's Constitution referred to above has become effective, AGL intends to reconstitute the Alinta Board so that it is comprised of a majority of directors who are ordinarily resident in Western Australia, with the remaining directors being some of the current directors of AGL.

If the amendment to Alinta's Constitution referred to above becomes effective, subject to the terms of Alinta's amended constitution, AGL intends to reconstitute the Alinta Board so that it is comprised of the seven current AGL Directors and six of the current Alinta Directors. Mark Johnson, AGL's Chairman, will act as Chairman of Alinta. Following this reconstitution of the Alinta Board, AGL intends to reconstitute the AGL Board so that it is comprised of six of the current AGL Directors and four of the current Alinta Directors. The remaining AGL Directors and Alinta Directors will act as alternates until the Post-Bid Demerger referred to in Section 4.3 is implemented. Mark Johnson will remain as Chairman of AGL.

Mr Paul Anthony will be the Chief Executive Officer and, when appointed, Managing Director of AGL until the Post-Bid Demerger is implemented. Mr Bob Browning will be invited to remain as Chief Executive Officer of Alinta until the Post-Bid Demerger is implemented.

AGL Shares held by Alinta subsidiary

Alinta GH, a wholly owned subsidiary of Alinta, currently holds approximately 19.9% of AGL Shares. It is a condition of AGL's Offer that none of these shares are disposed of by Alinta prior to the end of the Offer Period.

If Alinta and its subsidiaries become subsidiaries of AGL, then AGL will need to procure the disposal of those shares within 12 months after that event occurs in order to comply with the requirements of section 259D of the Corporations Act. AGL has not made a decision at this stage as to how it proposes to deal with the AGL Shares which are currently held by Alinta GH. The options open to AGL include seeking shareholder approval to cancel or buy back those shares or disposing of those shares by way of a rights issue or placement.

Interim arrangements pre-demerger

Until the Post-Bid Demerger is implemented, AGL intends to carry on the businesses of Alinta in the ordinary course and, subject to the matters referred to in this Section 4.2, does not propose to make any major changes to the businesses of Alinta or to redeploy any of the fixed assets of Alinta and proposes to continue the future employment of the present employees of Alinta.

During this period, AGL intends to carry on, manage and operate the businesses of Alinta as independent stand-alone businesses separate from the businesses of AGL using the

assets, facilities and employees of Alinta but on the basis that the Chief Executive Officer of Alinta reports to the Chief Executive Officer of AGL.

During this period, AGL will carry on, manage and operate the Divestment Businesses referred to in Section 4.4 in accordance with the ACCC Undertakings.

Except as identified in this Section 4.2, no unusual transactions, such as major acquisitions or sales, are intended and it is intended that any business dealings between AGL and Alinta will be conducted on commercial arm's length terms. On the basis of the information presently known to it, AGL has no reason to believe that it will not be able to retain the existing employees of Alinta to carry on Alinta's businesses during this period.

4.3 Demerger of the combined businesses of AGL and Alinta

This Section 4.3 describes how AGL intends to undertake the Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta. If implemented, the Post-Bid Demerger will result in two listed companies: AGL/Alinta Energy, which will own the combined energy businesses of AGL and Alinta, and AGL/Alinta Infrastructure, which is the current AGL and which will own the combined infrastructure and services businesses of AGL and Alinta. AGL will, subject to AGL Shareholder approval, change its name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The allocation of assets of the businesses of AGL and Alinta between the combined energy businesses of AGL and Alinta and the combined infrastructure and services businesses of AGL and Alinta will be made in accordance with the requirements of the ACCC Undertakings. A diagrammatic representation of what the two groups will look like if the Post-Bid Demerger is implemented is as follows.



* AGL has indicated to the ACCC that it will allocate Alinta's wholesale gas business in the Eastern states to AGL/Alinta Infrastructure or divest it to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

Mr Paul Anthony will be the Chief Executive Officer and Managing Director of AGL/Alinta Energy. Mr Bob Browning will be invited to become the Chief Executive Officer of AGL/Alinta Infrastructure.

Pre-demerger review

Once AGL has acquired 100% ownership of Alinta, it proposes to undertake, with Alinta's management, a detailed review of the assets and operations of Alinta including its material contract and joint venture arrangements and all relevant internal information which is available to it to enable it to assess the operational, commercial, taxation and financial implications of implementing the Post-Bid Demerger. This review will also allow AGL to identify all the assets in the Alinta Group which are used in Alinta's energy businesses and to facilitate and assist AGL in determining the most efficient and effective way of achieving the transfer of those assets to AGL/Alinta Energy and ensuring that the Post-Bid Demerger is implemented efficiently and in a way which minimises disruption to the infrastructure and services businesses and energy businesses of AGL and Alinta.

AGL/Alinta Energy is intended to be the holding company of the group which will own the combined energy businesses of AGL and Alinta. It is the wholly owned subsidiary of AGL which currently owns and operates or which will at the relevant time own and operate AGL's energy businesses.

Internal transfer

AGL intends to procure the transfer of the ownership of Alinta's energy businesses to AGL/Alinta Energy. The precise steps which will need to be taken to facilitate the transfer of Alinta's energy businesses to AGL/Alinta Energy will only be finalised after AGL has conducted the review referred to above. However, on the basis of the information currently available to AGL, it is anticipated that:

- the transfer of Alinta's energy businesses will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title;
- AGL/Alinta Energy and Alinta will agree that the maximum amount that AGL/Alinta Energy will be able to recover against Alinta in respect of all claims is the aggregate purchase price paid by AGL/Alinta Energy for the relevant shares or assets comprising Alinta's energy businesses; and
- the transfer of Alinta's energy businesses will be funded by intercompany loans.

Any intercompany loans between members of the Alinta Group and AGL/Alinta Energy arising as a result of the transfer of Alinta's energy businesses to AGL/Alinta Energy will be settled by repayment in cash prior to the date upon which the Post-Bid Demerger is intended to be implemented. After the repayments have occurred, there should be no intercompany loans between any member of the AGL Group and any member of the Alinta Group.

AGL also intends to procure the transfer to AGL/Alinta Energy of all of the assets and undertaking of the AGL energy businesses which at that time have not been transferred to AGL/Alinta Energy. These transactions will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title. Further, AGL/Alinta Infrastructure and AGL/Alinta Energy will agree that the maximum amount that AGL/Alinta Energy will be able to recover against AGL in respect of all such claims is the aggregate purchase price paid by AGL Energy for the relevant shares or assets.

The transfer of the shares and assets which comprise AGL's energy businesses will be funded by intercompany loans. When these transfers have been completed, all

intercompany debt between AGL/Alinta Energy and AGL and other members of the AGL Group will be consolidated into a single loan owing by AGL/Alinta Energy to AGL. This process will be completed prior to the date upon which the Post-Bid Demerger is intended to be implemented.

Capitalisation of AGL/Alinta Energy debt

Following the consolidation of all intercompany debt between AGL/Alinta Energy and AGL referred to above, AGL/Alinta Energy will issue to AGL a number of AGL/Alinta Energy Shares equal to the number of AGL Shares on issue at the record date for the purposes of the Post-Bid Demerger less the number of AGL/Alinta Energy Shares on issue at that date. AGL/Alinta Energy will direct AGL to apply the amount of the intercompany debt payable by AGL/Alinta Energy to AGL less any amount agreed between AGL and AGL/Alinta Energy (the **Debt Amount**) in consideration for the issue of those AGL/Alinta Energy Shares to AGL. The remainder of the intercompany debt will be repaid by AGL/Alinta Energy paying the Debt Amount to AGL shortly after the implementation of the Post-Bid Demerger (or by such later time as is agreed between AGL and AGL/Alinta Energy). AGL/Alinta Energy will obtain the funds to make this payment by drawing down funds under borrowing facilities which it will establish for this purpose.

Following the capitalisation of the intercompany debt, AGL and AGL/Alinta Energy will have the same number of ordinary shares on issue. After the capitalisation has occurred and AGL/Alinta Energy has paid the Debt Amount to AGL, there should be no intercompany loans between AGL/Alinta Energy and AGL or any other member of the AGL group other than balances relating to normal arm's length trading between group companies.

Application for listing of AGL/Alinta Energy

AGL will procure that an application is made to ASX for the admission of AGL/Alinta Energy to the Official List of ASX and for official quotation of all AGL/Alinta Energy Shares on ASX conditional upon the Court approving the Post-Bid Demerger pursuant to section 411(4)(b) of the Corporations Act. While AGL has no reason to believe that it will be unable to procure that AGL/Alinta Energy is admitted to the Official List of ASX and granted official quotation for AGL/Alinta Energy Shares, these matters are subject to the approval of ASX.

Capital reduction and demerger scheme

The Post-Bid Demerger will be implemented by AGL undertaking a reduction of its capital and applying the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition of the AGL/Alinta Energy Shares to which the AGL Shareholder will be entitled under the scheme of arrangement referred to below.

The transfer of AGL/Alinta Energy Shares to AGL Shareholders in respect of the AGL Shares held by them at the record date for the purposes of the Post-Bid Demerger will be effected by way of a scheme of arrangement under which AGL will apply the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition by each AGL Shareholder of the AGL/Alinta Energy Shares to which that shareholder is entitled. Each AGL Shareholder will receive one AGL/Alinta Energy Share for each AGL Share held on the record date for the purposes of the Post-Bid Demerger.

Finally, AGL Shareholders will be asked to approve a change of AGL's name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The reduction of capital will be conditional on both AGL Shareholders approving the Post-Bid Demerger and on implementation of the Post-Bid Demerger. This means that the capital reduction will not occur unless the Post-Bid Demerger and capital reduction

are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC. The change of name resolution will also be conditional on AGL Shareholders approving the Post-Bid Demerger and on the Post-Bid Demerger becoming effective. This means that AGL's name will not change unless the Post-Bid Demerger and the capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC.

At the general meeting, AGL Shareholders will be asked to approve the reduction of capital resolution by a simple majority of votes cast on the resolution (in person or by proxy) and the change of name resolution by a special majority, that is, at least 75% of the votes cast on the resolution (in person or by proxy).

The AGL Directors will need to form the view that the reduction of capital is fair and reasonable to the company's shareholders as a whole and does not materially prejudice AGL's ability to pay its creditors.

The Post-Bid Demerger will need to be approved by a majority in number of AGL Shareholders voting (in person or by proxy) at the scheme meeting and who must together hold at least 75% of the votes cast on the resolution.

If approved, the scheme of arrangement itself will need to be confirmed by the Court before it can become effective.

4.4 Alternatives to demerger

AGL is not aware of any reason why the Post-Bid Demerger should not be able to be implemented. However, if the Post-Bid Demerger cannot be implemented, for whatever reason, AGL's intentions are set out below.

Divestment Businesses

If AGL is unable to implement the Post-Bid Demerger within nine months after the end of the Offer Period, AGL must comply with the undertaking it has given to the ACCC in connection with the Divestment Businesses. The **Divestment Businesses** comprise:

- AGL's 30% interest in APT; and
- Agility's contracts with APT under which Agility provides asset management and network services in relation to:
  - the Moomba to Sydney Pipeline;
  - the Goldfields Gas Pipeline;
  - the Parmelia Pipeline;
  - the Carpentaria Gas Pipeline;
  - the Roma to Brisbane Pipeline;
  - the Midwest Pipeline; and
  - the Amadeus to Darwin Pipeline,

  and sufficient assets and capability from Agility to operate and service these contracts.

In this event, AGL must use its best endeavours to divest the Divestment Businesses either through an initial public offering of shares in an entity whose businesses include or comprise the Divestment Businesses or by way of a trade sale to a purchaser who, among other things, is independent of the Merged Group and is not objected to by the ACCC.

In the period before the Divestment Businesses are divested AGL intends to carry on, manage and operate those businesses as stand-alone businesses separate from and independent of the businesses of AGL and the other businesses of Alinta in accordance with the requirements of the ACCC Undertakings and so as to ensure that the requirements of the ACCC Undertakings are complied with. AGL will only be entitled to have access to commercial and financial information of the Divestment Businesses for the purpose set out in the ACCC Undertakings.

AGL intends to comply with the requirements of the ACCC Undertakings.

Other businesses of AGL and Alinta

AGL intends to:

- combine the operational and administrative operations of Alinta's energy businesses with those of AGL's energy businesses and combine the operational and administrative operations of Alinta's infrastructure and services businesses with those of AGL's infrastructure and services businesses; and
- operate both the combined energy group and the combined infrastructure group as stand-alone businesses separate from and independent of the other, each having its own separate management, employees, facilities and assets.

The AGL Board is aware of the importance and recognition of the "Alinta" brand in Western Australia. Accordingly, AGL intends to carry on Alinta's retail gas and electricity businesses in Western Australia under the Alinta brand. However, other than in Western Australia, AGL's intention is to conduct the energy businesses of the Merged Group under the AGL brand.

While AGL will operate the combined energy and infrastructure and services businesses as separate business units within AGL, there are certain services, such as information technology, human resources and other corporate functions which each of the combined businesses will need. To eliminate duplication and minimise costs, the combined energy businesses and combined infrastructure and services businesses will share these services under an internal shared services agreement.

AGL will continue to implement the cost savings programs it has identified in Section 5.5(b)(iii).

As outlined in Section 5.5(d)(ii), AGL expects that in combining the energy businesses and infrastructure and services businesses it will be able to achieve synergies by rationalising corporate and services functions.

It may be that as a result of the implementation of the costs savings programs and combining the two groups as outlined above, the employment positions of some employees become redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements.

4.5 Intentions for Alinta as a partly owned subsidiary

This Offer is subject to a minimum acceptance condition that AGL acquires a relevant interest in more than 90% (by number) of all Alinta Shares. As AGL does not currently

intend to waive this condition, it is not required to state what its intentions are concerning the businesses of Alinta in circumstances other than where it acquires a relevant interest in more than 90% (by number) of all Alinta Shares. In any event, AGL has not formed any intentions in the event that it acquires control but not full ownership of Alinta.

If AGL waives the 90% minimum acceptance condition, it will issue a supplementary bidder's statement outlining its intentions concerning the businesses of Alinta in circumstances where it obtains control but not full ownership of Alinta.

5 Financial Profiles

5.1 Financial profile of AGL Group

(a) Overview of pro forma AGL Group historical financial information

The income statement and balance sheet information for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the year ended 30 June 2005 for continuing operations (in each case excluding significant items). The significant items which have been excluded are set out in AGL's half year financial statements to 31 December 2005 and full year financial statements to 30 June 2005. The cash flow statements have been prepared on an AIFRS basis including significant items and including discontinued operations (including AGL's sale of its New Zealand business, NGC).

Figure 1 – Financial summary AGL Group continuing operations (excluding significant items)

Financial summary – AGL	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	2,086.7	3,876.1
EBITDA	462.4	781.1
EBIT	381.8	621.4
PAT	234.1	370.3
Net assets	4,675.0	
EPS (cents)	51.3	81.1
DPS (cents	31.0	63.0

Source: refer figure 4 and 5, Section 5.3

(b) AGL Group Pro forma consolidated historical financial information

Financial information relating to AGL stand alone, refers to AGL and its controlled entities on a consolidated basis and can be referenced, subject to adjustments relating to AGL's transition to AIFRS, to previously released results of AGL, with the income statements and balance sheet adjusted to reflect continuing operations and excluding significant items.

The following stand alone historical financial information relating to AGL has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);
- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6); and
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The AGL financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to the historical results of AGL are set out in the audited financial statements for the year ended 30 June 2005 and the audited half year report attached to the Appendix 4D for the half year ended 31 December 2005, both of which can be found on the AGL website at www.agl.com.au.

The AGL Group pro forma consolidated historical financial information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(c) Basis of preparation

AGL's accounting policies

The accounting policies adopted by AGL in the preparation of the financial information for the year ended 30 June 2005 and for the half year ended 31 December 2005 are as set out in the AGL 31 December 2005 half year report which can be found on the AGL website at www.agl.com.au. The accounting policies disclosed in the 30 June 2005 published financial statements were based on AGAAP. A reconciliation of the year ended 30 June 2005 AGAAP financial statements to AIFRS financial statements was included in the consolidated financial report for the half year ended 31 December 2005. The comparative results included in this half year financial report were also restated to AIFRS.

(d) Management commentary on historical results

Sections 5.1(c)(i) and 5.1(c)(ii) set out a summarised management discussion and analysis on the results of AGL and its controlled entities for the financial periods outlined in Section 5.1 with minimal reference to comparative periods. The objective of this section is to outline the commercial context of the financial information presented and to describe the environment in which AGL was operating during the periods under review. The information presented includes significant items some of which are discussed in this section. Whilst the financial information in the remainder of Section 5.1 (other than Sections 5.1(c)(i) and 5.1(c)(ii)) excludes significant items before tax, this section continues to refer to them to provide a more meaningful background to the results of the operations of AGL during those periods but it should not be inferred that they will occur in the future. To assist the reader, the following table sets out a complete list of pre tax significant items included in the AGL financial statements for the half year ended 31 December 2005 and the year ended 30 June 2005:

Figure 2 – Significant items

Significant items before tax	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Electricity Networks		
Write down of electricity assets	-	-231.1
Merchant Energy		
Other	0.2	-
Energy Investments		
APT tax consolidation	4.8	-
New Zealand business		
Sale of NGC	-	628.2
Property		
Sale of land at Breakfast Point	-	14.7
Remediation and rehabilitation	-	-6.1
Unallocated items		
Demerger costs	-9.8	-
Property rationalisation	-	-9.4

(i) Half year ended 31 December 2005

Review of operations[1]

The Gas Networks' earnings EBIT of $68.1 million was impacted by lower residential volumes largely due to warmer weather and the implementation of the regulatory final decision handed down by IPART in June 2005 effective 1 July 2005 which resulted in a real reduction in average tariff prices by 4.1% and contract prices by 15.3%.

Electricity Networks' EBIT of $47.7 million was assisted by higher customer usage which included an abnormally warm month in December 2005 as well as the impact of the normal regulatory increases in network tariffs that applied to the 2005 calendar year.

Agility's EBIT of $31.9 million was influenced by costs associated with the integration of the acquisitions of two Queensland electricity contractors. In excess of $100 million of additional third party work has further boosted Agility's order book.

1. Extracted from Appendix 4D for the half year ended 31 December 2005.

Retail Energy's EBIT of $153.8 million resulted from lower electricity purchase costs despite the warm winter which reduced volumes.

Merchant Energy's EBIT of $34.4 million included an increased contribution from AGL's power generation business, including the LYP investment and a one month contribution from Southern Hydro acquired in November 2005.

Energy Investments' EBIT of $60.3 million included AGL's share of improved results from APT, ActewAGL, HC Extractions and Gas Valpo. The Elgas profit reduced during the period due to warmer weather which reduced volumes and increased margin pressure from continued high global LPG prices.

(ii) Year ended 30 June 2005

Review of operations[1]

The Gas Networks' EBIT of $132.4 million was affected by the warmest Sydney April and fifth warmest June in 144 years.

Electricity Networks' EBIT of ($152.3) (loss) million was affected by generally milder weather conditions throughout the year which reduced energy sales. This loss includes $231.1 million which was written off the carrying value of the Electricity Networks. This reassessment of fair value resulted from the tightening regulatory environment, particularly an unfavourable draft determination by the ESC on distribution charges for 2006 to 2010.

Agility's EBIT of $63.0 million benefited from a 6% increase in revenue and from cost saving initiatives.

AGL's energy sales and marketing business EBIT of $273.7 million[2] represented the combined Retail Energy and Merchant Energy business (which were only reported separately for the first time in the year beginning 1 July 2005). The result was impacted by an increasingly competitive environment, milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitory services following AGL's acquisition of Pulse Energy in 2002. LYP contributed $9.5 million for its first full year equity accounted contribution since it was acquired in April 2004.

Investments' EBIT of $94.0 million included: AGL's share of the APT result which improved due to the acquisition of the Goldfields Gas Transmission and Parmelia Pipelines in August 2004; a continued strong result from ActewAGL reflecting successful customer retention, lower operating costs and higher capital contributions revenue; Elgas EBIT was affected by warmer trading conditions in winter 2005 but this was offset by a stronger Australian dollar; HC Extractions' EBIT improved from favourable movements in the Saudi contract propane price; and Gas Valpo's EBIT was affected by the recommencement of gas restrictions from Argentina in the summer of 2005.

AGL sold its 66.05% interest in New Zealand business NGC, recording a pre-tax gain on sale of $628.2 million. AGL's consolidated EBIT included NGC's contribution from 1 July 2004 to 13 December 2004 (which amounted to $74.4 million).

[1] Extracted from Appendix 4E for the year ended 30 June 2005 and adjusted where appropriate for AIFRS changes.

[2] Includes AGL's power generation business ($32.6 million).

(e) Impact of Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement" ("AASB 139")

Effect of AASB 139 on the pro forma financial information

AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian equivalents to International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the 30 June 2005 year financial statements.

AIFRS transitional effect of AASB 139 on AGL (1 July 2005)

AGL uses energy derivatives to help manage exposures to wholesale electricity and oil and gas price fluctuations. These energy derivatives are mainly classified as cash flow hedges and any resulting fair value movements are eligible, subject to compliance with strict documentation and designation criteria, to be accounted for through the balance sheet rather than through the income statement. AGL has systems in place to manage energy derivatives, although such systems cannot, by themselves, eliminate potential income statement volatility arising from the effects of AASB 139. Following the transition to AASB 139 from 1 July 2005, the effects of the accounting standard are reflected in the financial statements for the half year ended 31 December 2005.

5.2 Financial profile of Alinta Group

Figure 3 – Financial summary – Alinta Group continuing operations (excluding significant items)

Financial summary – Alinta Group	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	599.7	919.9
EBITDA	139.0	211.1
EBIT	124.9	187.0
PAT	74.3	72.8
Net assets	1,161.3	
EPS (cents)	28.9	29.4
DPS (cents)	23.0[1]	48.0[2]

Source: refer Section 5.3

Notes:

1. Based on Alinta's proposed final dividend as per published data for the year ended 31 December 2005.
2. Based on Alinta's interim dividend from 2005 and final dividend from 2004 as per published data for the year ended 31 December 2005.

(a) Alinta Group pro forma consolidated historical financial information

Financial information relating to Alinta has been sourced from publicly available information. Where considered appropriate, AGL has adjusted certain Alinta financial

information based on AGL's industry knowledge and expertise. These pro forma adjustments are described in the notes to the financial tables in Section 5.3. The primary sources of information on Alinta used by AGL were as follows:

- Alinta's annual reports for the years ended 31 December 2005 and 31 December 2004;
- Alinta's results presentations for the years ended 31 December 2005 and 31 December 2004;
- Alinta's Appendix 4E for the years ended 31 December 2005 and 31 December 2004;
- Alinta's financial reports for the half year ended 30 June 2005 and the half year ended 30 June 2004;
- Alinta's results presentation for the half years ended 30 June 2005 and 30 June 2004;
- press releases and ASX announcements made by Alinta; and
- Alinta's Bidder's Statement dated 31 March 2006 .

AGL has not had access to information on Alinta other than that which is available in the public domain. AGL has not had access to the directors, management or staff of Alinta or to any Alinta budgets, work papers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Alinta. AGL does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

(b) Alignment of Alinta financial year end

AGL's financial year ends on 30 June while Alinta's ends on 31 December. The financial information, presented in respect of Alinta in this Bidder's Statement has been converted to a year ended 30 June 2005 and a half year ended 31 December 2005. To achieve this, the following recalculations were performed on published Alinta financial information:

- a pro forma half year ended 31 December 2005 was prepared by subtracting from the Alinta financial information for the year ended 31 December 2005, the equivalent Alinta financial information for the half year ended 30 June 2005; and
- a pro forma year ended 30 June 2005 was prepared by adding:
  - the Alinta financial information for the half year ended 30 June 2005 (as published); and
  - a half year ended 31 December 2004 which was prepared by subtracting from the Alinta financial information for the year ended 31 December 2004, the equivalent Alinta financial information for the half year ended 30 June 2004.

(c) Alinta Group pro forma consolidated historical financial information

Reference to financial information relating to Alinta stand alone refers to Alinta and its controlled entities on a consolidated basis. The following stand alone historical financial information has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);

- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6);
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The Alinta financial information has been prepared in an abbreviated form and in the AGL reporting presentation format. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to Alinta's historical results are set out in the audited financial statements for the year ended 31 December 2005 and other financial information noted in Section 5.2.

The stand alone financial information relating to Alinta Group Pro Forma Consolidated Historical Financial Information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(d) Basis of preparation

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the year ended 31 December 2005 are set out in its financial statements for that period which can be found at the ASX website www.asx.com.au. As described in Section 5.1(b), the 2005 year was the transitional year for the introduction of the AIFRS regime.

(e) Management commentary on historical results

Year ended 31 December 2005[1]

The following information on Alinta has been extracted from Alinta's Bidder's Statement dated 31 March 2006:

Alinta's energy markets division

Revenue growth of 22% was driven by Western Australian (WA) retail sales:

- growth in gas customer numbers of 5% to 540,000 from a strong housing market;
- the retail gas business performance achieving a 6% increase in gas sales volumes to 50.8PJ from an increase in customer numbers and a colder than normal year (experienced in WA); and
- Alinta commencing supply of electricity into the WA retail market in July 2005 with power sourced from the Alinta wind farm and standby arrangements prior to the first cogeneration unit at Pinjarra coming on line in December 2005. Alinta's electricity base in WA grew to more than 1,000 customers during 2005.

1. This commentary has been extracted from the Alinta publicly available financial information for the year ended 31 December 2005. It has not been amended to reflect the restatement of Alinta's year end as outlined in Section 5.2(b).

The EBITDA margin fell from 9.8% in the year ended 31 December 2004 to 7.8% in the year ended 31 December 2005. EBITDA margins were impacted by the inclusion of $150.9 million (2004: $129.8 million) of revenue from the wholesale supply of energy at an EBITDA loss of ($12.1) million (EBITDA losses in the year ended 31 December 2004 were insignificant). The energy wholesale arrangements were put in place by the former owners of the ex-Duke Energy Pipelines (now owned by AIH). The EBITDA loss arises mainly from lower than anticipated gas sales growth from the Tasmanian gas reticulation network. The Tasmanian pipeline capacity sales are consistent with Alinta's expectations and plans have been implemented to reduce the size and duration of these losses. Excluding the impact of this wholesale agreement, retail EBITDA margins have remained stable at 9.9%.

WLPG

The Wesfarmers LPG contract operated on revised terms from 1 July 2005. Revenues from the WLPG contract fell by 14.4% to $74.8 million in the year ended 31 December 2005 reflecting a 30% reduction in LPG production to 221,000 tonnes, partially offset by the continued strength in world LPG prices (average price per tonne of US$433 in 2005 compared with US$350 in 2004).

The EBITDA contribution increased to $31.3 million for the year ended 31 December 2005. The EBITDA margin of WLPG was 42% on revenue of $74.8 million.

Alinta's energy distribution division

The performance of the WA gas network is driven by the same trends as the Alinta energy markets segment. Revenue growth of 4.5% was underpinned by growth in volumes of 4.9% to 32PJ, with the associated tariffs governed by a regulated access agreement.

The EBITDA margin improved from 70% to 73% reflecting the relatively stable cost structure of the business.

Alinta's asset management services division

The Alinta asset management division continues to be a major growth driver for Alinta with revenue increasing 27% to $474.7 million. Revenue growth has been underpinned by a number of new projects alongside the ongoing maintenance requirements:

- Alinta's network services business has developed and is managing the Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline. This $430 million expansion aims to increase the throughput of the pipeline by more than 100TJ/day. At present, the project is tracking in line with cost and time budgets. A further $1 million has been committed to the FEED of a potential Stage 5 expansion program that could see approximately $1.5 billion spent expanding the pipeline's capacity by 375TJ/day; and

- Alinta power services business has been managing the construction of the cogeneration units at Pinjarra throughout the year ended 31 December 2005. The status of these projects is discussed in 'Alinta's power generation division' below.

The EBITDA margin remained stable at 13%.

Alinta's power generation division

The financial performance of Alinta's power generation division is driven by Alinta's cogeneration units currently located at Alcoa's Pinjarra alumina refinery. Construction of unit 1 was substantially completed during the 2005 year. The commissioning process is currently nearing completion, and the plant has been operating at varying production levels, including

lengthy periods of full output, since December 2005. Steam is also now being supplied to Alcoa. Once the commissioning process is fully complete, the plant is intended to consistently operate at full output.

Given the focus on construction rather than operating activities during the year ended 31 December 2005, the earnings impact of Alinta's power generation division was minimal, with revenue of $0.7 million and an EBITDA loss of ($2.8) million. The EBITDA result includes a $2.5 million write down of a compressor unit purchased for the Alcoa generation project.

Alinta's other income/EBITDA

Other income/EBITDA primarily relates to corporate costs. The expenses in the year ended 31 December 2005 were higher than for other periods predominantly due to transaction costs arising on potential acquisitions and on the divestment of AIH. Transaction costs of $12.5 million were expensed in the year ended 31 December 2005 (2004: $2.1 million).

Share of net profit of associates

Alinta owns the following minority investments in infrastructure assets:

- 20% investment in AIH;
- 34% investment in United Energy;
- 20.1% investment in Multinet; and
- investment in the Dampier to Bunbury Natural Gas Pipeline of 7.4% as at 31 December 2005, with commitments to increase the investment to 20%.

In addition to the equity share of net profits from these investments, Alinta receives a $16.3 million preference dividend from United Energy that is treated as interest revenue in the financial statements. For the purposes of the pro forma results (in Alinta's Bidder's Statement), the dividend has been separately disclosed within total EBITDA as it forms part of the base returns derived from United Energy. All revenues from corporate, construction, operating and maintenance contracts associated with these assets are included in Asset Management Services segment above.

Depreciation

Growth in depreciation reflects continued capital expenditure across a number of key segments:

- expansion activities within Energy Distribution, reflecting continued capital investment in the network primarily due to new connections arising from the buoyant housing market in WA; and
- further investment and commissioning of the Alcoa cogeneration units from late 2005 onwards.

5.3 Pro forma Merged Group historical financial information

(a) General assumptions

(i) The financial data presented is on an AIFRS basis for continuing operations only and excluding significant items with the exception of the cash flow statement which has been prepared on an AIFRS basis including significant items and including discontinued operations.

(ii) The acquisition of Alinta by AGL is assumed to achieve a 100% acceptance rate.

(iii) Where an acquisition has been made by the Merged Group during a financial period, the financial impact will reflect the contribution to the group between the acquisition date and the period end.

(iv) The pro forma Merged Group historical financial information contained in this Section 5.3 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) Income statements – pro forma Merged Group historical financial information

Figure 4 – pro forma Merged Group historical income statements

Pro forma Merged Group	Half year ended 31 December 2005			Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group[6] $m
Continuing operations						
Revenue from ordinary activities[8]	2,086.7	599.7	2,686.4	3,876.1	919.9	4,796.0
Expenses from ordinary activities[8]	-1,670.2	-467.6	-2,137.8	-3,178.5	-718.4	-3,896.9
Equity accounted share of profits of associates and joint venture entities	45.9	6.9	52.8	83.5	9.6	93.1
Profit from ordinary activities before finance costs, depreciation and amortisation	**462.4**	**139.0**	**601.4**	**781.1**	**211.1**	**992.2**
Depreciation and amortisation	-80.6	-14.1	-94.7	-159.7	-24.1	-183.8
Profit from ordinary activities before finance costs	**381.8**	**124.9**	**506.7**	**621.4**	**187.0**	**808.4**
Finance costs	-55.1	-16.4	-71.5	-89.2	-67.9	-157.1
Profit from continuing operations before income tax expense	**326.7**	**108.5**	**435.2**	**532.2**	**119.1**	**651.3**
Income tax expense	-92.6	-34.2	-126.8	-161.9	-46.3	-208.2
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**234.1**	**74.3**	**308.4**	**370.3**	**72.8**	**443.1**
Earnings per share – excluding significant items						
EPS basic - continuing operations (cents)	51.3	28.9	[7]	81.1	29.4	[7]
DPS (cents)	**31.0**	**23.0**	[7]	**63.0**	**48.0**	[7]
Weighted average number of ordinary shares basic (millions)	**456.4**	**257.1**	[7]	**456.5**	**247.4**	[7]
Interest cover ratios						
EBITDA to interest (times)	**8.4**	**8.5**	**8.4**	**8.7**	**3.1**	**6.3**
EBIT to interest (times)	**6.9**	**7.6**	**7.1**	**7.0**	**2.8**	**5.1**

Notes:

1 AGL published data for the half year ended 31 December 2005 (continuing operations only and excluding significant items).
2 Refer Section 5.2(b).
3 There are no pro forma adjustments for the half year ended 31 December 2005.
4 AGL published data for the year ended 30 June 2005 (continuing operations only and excluding significant items).
5 Refer Section 5.2(b).
6 There are no pro forma adjustments for the year ended 30 June 2005.
7 Combined EPS and DPS have not been presented as their calculation will be dependent upon the capital structure of the Merged Group on which the AGL Board have yet to decide.
8 Revenue and expense numbers in the above figure do not reflect a reinstatement of inter-segment revenues and expenses eliminated on consolidation.

(c) Balance sheets – pro forma Merged Group historical financial information

Figure 5 – pro forma Merged Group historical balance sheets

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Current assets				
Cash and cash equivalents	251.6	626.2	-477.0	400.8
Receivables	880.8	574.3	-239.4	1,215.7
Inventories	12.1	5.7	-	17.8
Financial assets	90.7	-	-	90.7
Other	76.1	3.9	-	80.0
Total current assets	**1,311.3**	**1,210.1**	**-716.4**	**1,805.0**
Non-current assets				
Receivables	118.1	124.5	-	242.6
Equity accounted investments	997.2	218.1	-	1,215.3
Property, plant, equipment and oil and gas rights	4,590.6	833.0	812.0	6,235.6
Intangible assets	2,379.6	120.5	1,533.5	4,033.6
Tax assets	247.2	-	-	247.2
Financial assets	90.2	-	-	90.2
Other	27.7	52.2	-	79.9
Total non-current assets	**8,450.6**	**1,348.3**	**2,345.5**	**12,144.4**
Total assets	**9,761.9**	**2,558.4**	**1,629.1**	**13,949.4**
Current liabilities				
Payables	488.6	150.0	52.0	690.6
Interest bearing liabilities	1,667.9	77.3	-1,525.5	219.7
Financial liabilities	191.8	-	-	191.8
Provisions	58.7	88.2	-	146.9
Current tax liabilities	77.3	91.9	-	169.2
Other	3.7	65.7	-	69.4
Total current liabilities	**2,488.0**	**473.1**	**-1,473.5**	**1,487.6**
Non-current liabilities				
Interest bearing liabilities	1,352.1	815.4	3,180.2	5,347.7
Financial liabilities	213.5	-	-	213.5
Provisions	48.3	2.8	-	51.1
Tax liabilities	979.4	95.4	-	1,074.8
Other	5.6	10.4	-	16.0
Total non-current liabilities	**2,598.9**	**924.0**	**3,180.2**	**6,703.1**

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Total liabilities	**5,086.9**	**1,397.1**	**1,706.7**	**8,190.7**
Net assets	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Total equity	**4,675.0**	**1,161.3**	**-77.6**	**5,758.7**
Net debt to net debt plus equity (%)	**37.2**	**18.8***	**-**	**47.3**

* Alinta's net debt to net debt plus equity increased to approximately 63% following the acquisition of 19.9% of AGL in February 2006 which was partly funded by $1,200 million in debt.

Notes:

1 AGL published data for the half year ended 31 December 2005;

2 Refer Section 5.2(b);

3 Pro forma adjustments (Alinta adjustments sourced from the Alinta's Bidder's Statement dated 31 March 2006) include the following items:

- cash reduction includes: $572 million paid in February 2006 by Alinta for its investment in AGL; $49.1 million final dividend paid by Alinta for the year ended 31 December 2005 net of $11.1 million from the application of the dividend reinvestment plan; $1.7 million worth of Alinta reset preference share dividends paid in February 2006; $236.4 million of cash received by Alinta from AIH net of fees being receipt of a deferred settlement payment on the sale of assets to AIH; $141.3 million of interim dividends paid by AGL in March 2006 in respect of the year ending 30 June 2006 and Alinta's receipt of its share of this interim dividend ($28.1 million) and $22.6 million cash received in respect of ordinary shares issued by Alinta post 31 December 2005;
- receivables reduction is in respect of the cash received by Alinta from AIH for the deferred settlement on asset sales to AIH. No pro forma adjustment has been made in respect of the one-off fees incurred of $3 million (noted above);
- the increase in property, plant, equipment and oil and gas rights represents AGL's investment of 10% in the PNG Upstream Gas Project of $580 million. The remaining $232 million represents the fair value attributed to PP&E on acquisition of Alinta (refer Section 5.3(f) for further details);
- the increase in intangibles represents the excess of purchase price over the fair value of identifiable net assets on acquisition of Alinta (refer Section 5.3 (f) for further details) by AGL;
- the investment made by Alinta in AGL totalling $1,772 million does not appear as it eliminates on the consolidation of the Merged Group;
- the increase in payables of $52 million reflects the contingent payment on the PNG Upstream Gas Project;
- the decrease in current interest bearing liabilities reflects a reclassification of the $1,452.2 million of debt raised to acquire Southern Hydro (refer below) and a reduction of $73.3 million in connection with a conversion of Alinta's reset preference shares to ordinary shares on acquisition of Alinta; and
- the increase in non-current interest bearing liabilities represents the reclassification from current interest bearing liabilities of the $1,452.2 million of debt raised to acquire Southern Hydro. This debt has been refinanced in February 2006 with a syndicated bank loan with an average of 3.25 years repayment term and accordingly has been reclassified from current to non-current. This is on the assumption that the Merged Group is subsequently demerged into separate infrastructure and energy businesses. Should the demerger not proceed, the existing debt will be repayable in November 2006 although AGL would then seek to refinance the debt to achieve a similar average maturity profile. Also included is the $528 million for the PNG Upstream Gas Project and the $1,200 million additional debt raised by Alinta to fund its 19.9% acquisition in AGL. For the purposes of the pro forma adjustments, it is assumed that the shares held by Alinta in AGL will be cancelled and the related debt raised by Alinta to fund that acquisition would remain as a non-current liability. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL shares that are held by Alinta.

(d) Cash flow statements – pro forma Merged Group historical financial information

Figure 6 – pro forma Merged Group historical cash flow statements

Pro forma Merged Group	Half year ended 31 December 2005				Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m	AGL[1] $m	Alinta[2] $m	Merged Group $m
Cash flows from operating activities							
Receipts from customers	2,494.4	660.9	-	3,155.3	4,842.3	1,101.1	5,943.4
Payments to suppliers and employees	-2,149.5	-478.0	-	-2,627.5	-4,139.5	-811.0	-4,950.5
Dividends received	46.5	5.9	-	52.4	92.7	7.9	100.6
Interest received	13.2	30.9	-	44.1	25.0	46.0	71.0
Finance costs paid	-54.5	-76.4	-	-130.9	-116.1	-123.9	-240.0
Income tax paid	-106.4	-21.5	-	-127.9	-147.0	-97.0	-244.0
Net cash provided by operating activities	**243.7**	**121.8**	**-**	**365.5**	**557.4**	**123.1**	**680.5**
Cash flows from investing activities							
Payment for property, plant, equipment and oil and gas rights	-186.2	-103.9	-528.0	-818.1	-197.5	-102.4	-299.9
Payment for investments	-	-65.6	-1,772.0	-1,837.6	-22.0	-23.4	-45.4
Payment for intangible assets	-	-12.1	-	-12.1	-0.2	-11.5	-11.7
Payment for purchase of controlled entities	-1,461.2	-	-	-1,461.2	-19.0	-	-19.0
Loans advanced	-5.6	-	-	-5.6	-18.2	-	-18.2
Proceeds from sale of property, plant and equipment	0.6	-	-	0.6	47.4	1.3	48.7
Proceeds from disposal of investments	-	-	-	-	1.1	1.1	2.2
Proceeds from sale of controlled entities	-	336.8	-	336.8	777.8	147.1	924.9
Proceeds from loan repayments	0.2	-	236.4	236.6	20.1	-	20.1
Net cash (used in) provided by investing activities	**-1,652.2**	**155.2**	**-2,063.6**	**-3,560.6**	**589.5**	**12.2**	**601.7**
Cash flows from financing activities							
Proceeds from issue of shares	-	4.6	33.7	38.3	-	16.8	16.8
Capital return	-	-	-	-	-228.7	-	-228.7
Payment for share buy-back	-14.0	-	-	-14.0	-	-	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,625.4	636.8	1,728.0	3,990.2	445.4	432.5	877.9
Payment for deferred borrowing costs	-	-1.1	-	-1.1	-	-	-
Repayment of borrowings and hedge payments on foreign currency borrowings	-182.6	-558.8	-	-741.4	-539.2	-378.1	-917.3
Share issue costs	-	-	-	-	-	-14.3	-14.3
Dividends paid	-146.0	-44.4	-175.1	-365.5	-448.6	-94.3	-542.9
Net cash provided by (used in) financing activities	**1,282.8**	**37.1**	**1,586.6**	**2,906.5**	**-771.1**	**-37.4**	**-808.5**
Net increase (decrease) in cash held	**-125.7**	**314.1**	**-477.0**	**-288.6**	**375.8**	**97.9**	**473.7**
Cash at the beginning of the financial period	**377.0**	**312.8**	**-**	**689.8**	**1.4**	**214.4**	**215.8**
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.3	-0.7	-	-0.4	-0.2	0.5	0.3
Cash at the end of the financial period	**251.6**	**626.2**	**-477.0**	**400.8**	**377.0**	**312.8**	**689.8**

Notes:

1 AGL published data for the half year ended 31 December 2005.

2 Refer Section 5.2(b).

3 Pro forma adjustments include the following items:

- payment for property, plant, equipment and oil and gas rights represents AGL's investment in the PNG Upstream Gas Project ($528 million);
- payments for investments represents Alinta's 19.9% investment in AGL ($1,772 million);
- proceeds from loan repayments are the receipt by Alinta of the AIH receivable ($236.4 million, net of fees);
- proceeds from issue of shares represents Alinta's assumed dividend reinvestment ($11.1 million) and $22.6 million in respect of ordinary shares issued by Alinta post 31 December 2005;

- proceeds from borrowings represent the debt raised by AGL to invest in the PNG Upstream Gas Project $528 million and the debt raised by Alinta to fund its 19.9% investment in AGL ($1,200 million); and
- dividends paid represent AGL's interim dividend of $113.2 million (gross dividend $141.3 million less the AGL dividend received by Alinta of $28.1 million (refer figure 5, note 3)) and Alinta's final dividend of $60.2 million net of dividend reinvestment and Alinta's preference share dividend of $1.7 million.

4 AGL published data for the year ended 30 June 2005.

5 Refer Section 5.2(b).

6 There are no pro forma adjustments made for the year ended 30 June 2005.

(e) Accounting policy difference note

An analysis has been undertaken of Alinta's accounting policies as compared with those of AGL. No significant differences were identified that would have a material impact on the integrity of the financial information presented in this section.

(f) Value of AGL's Offer

Ultimately, the value of AGL's Offer will depend on the AGL Share price. For the purposes of calculating AGL's acquisition cost of Alinta, the following assumptions have been made.

AGL will acquire all of Alinta's issued capital inclusive of outstanding reset preference shares and options, equating to approximately 275 million shares by offering 0.564 AGL Shares for each Alinta Share. This equates to the issue of approximately 155 million AGL Shares at a price of $19.14 (as per AGL Offer of 13 March 2006 less the dividend paid on 23 March 2006 of 31 cents per share) totalling $2,969 million. Based on Alinta's pro forma net assets of $1,203.5 million this gives rise to an excess amount of $1,765.5 million which has been attributed to an increase in the fair value of property, plant, equipment and oil and gas rights totalling $232.0 million and intangible assets of $1,533.5 million.

Following the completion of AGL's Offer, work will commence to finalise the assignment of these fair values to the Alinta Group's identifiable assets, liabilities and contingent liabilities. For this reason, the accounting entries for the acquisition by AGL have been determined provisionally by allocating the full difference between fair value and book value to property, plant, equipment and oil and gas rights and intangible assets in the financial information presented in this statement.

5.4 Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure

(a) Basis of preparation

Presented in this Section 5.4 is financial information showing the Merged Group separated into an infrastructure business (AGL/Alinta Infrastructure) and an energy business (AGL/Alinta Energy). This is provided to facilitate a view of the financial information relating to the two separate businesses. In the circumstance where AGL is successful in its intentions to undertake the Post-Bid Demerger of the combined infrastructure businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta, as further outlined below and in Section 4.

Relevant pro forma adjustments have been made to present the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses separately. The following pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure financial information has been presented:

- income statements for AGL/Alinta Energy for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);
- income statements for AGL/Alinta Infrastructure for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);

- balance sheet for AGL/Alinta Energy as at 31 December 2005 (figure 8); and
- balance sheet for AGL/Alinta Infrastructure as at 31 December 2005 (figure 8),

after reflecting the pro forma adjustments detailed in figures 7 and 8.

This financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

The financial information outlined in this Section 5.4 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) AGL's intentions

AGL seeks to acquire a relevant interest in more than 90% (by number) of Alinta's shares and to then compulsorily acquire all outstanding Alinta Shares, Alinta reset preference shares and Alinta Options. AGL then intends to undertake the Post-Bid Demerger.

Information in this Section 5.4 should not be interpreted to suggest that AGL will be successful in its intention to undertake the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Federal Court of Australia. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

Regardless of whether AGL's intention of a Post-Bid Demerger is effected, AGL intends to operate the AGL/Alinta business as two distinct business units consistent with the information set out in Section 5.4.

(c) Income statements – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 7 – Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure income statements

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure	Half year ended 31 December 2005			Year ended 30 June 2005		
	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infra-structure[3] $m
Continuing operations						
Revenue from ordinary activities[6]	2,686.4	2,264.3	638.8	4,796.0	4,123.7	1,116.8
Expenses from ordinary activities[6]	-2,137.8	-2,005.2	-349.3	-3,896.9	-3,740.4	-601.0
Equity accounted share of profits of associates and joint ventures entities	52.8	34.4	18.4	93.1	60.6	32.5
Profit from ordinary activities before finance costs, depreciation and amortisation	**601.4**	**293.5**	**307.9**	**992.2**	**443.9**	**548.3**
Depreciation and amortisation	-94.7	-26.4	-68.3	-183.8	-48.5	-135.3
Profit from ordinary activities before finance costs	**506.7**	**267.1**	**239.6**	**808.4**	**395.4**	**413.0**
Finance costs[4]	-71.5	35.2	-106.7	-157.1	-66.4	-90.7
Profit from continuing operations before income tax expense	**435.2**	**302.3**	**132.9**	**651.3**	**329.0**	**322.3**
Income tax expense[5]	-126.8	-84.7	-42.1	-208.2	-92.1	-116.1
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity[7]	**308.4**	**217.6**	**90.8**	**443.1**	**236.9**	**206.2**

Notes:

1 Refer Section 5.3 (b) and note 6 below.

2 In arriving at the pro forma AGL/Alinta Energy business, the AGL business segments included were: Retail Energy, Merchant Energy, the ActewAGL retail partnership, APT and associated management contracts, Elgas, HC Extractions and a 70% share of AGL's unallocated items. The Alinta business segments included were: Alinta's power generation business, Energy Sales, Investments and a 30% share of Alinta's unallocated items.

3 In arriving at the pro forma AGL/Alinta Infrastructure business, the AGL business segments included were: Gas Networks, Electricity Networks, Agility, ActewAGL distribution partnership, Gas Valpo, Property, Telecommunications and a 30% share of AGL's unallocated items. The Alinta business segments included were: WLPG, Energy Distribution, Asset Management Services and a 70% share of Alinta's unallocated items.

4 The AGL/Alinta Energy finance costs for the half year ended 31 December 2005 were derived as follows:
- cash of approximately $1.9 billion to be used to fund the acquisition of Southern Hydro and the PNG Upstream Gas Project by AGL Energy has been assumed to be on deposit from 1 July 2005 to the date of finalising the acquisitions. In addition AGL Energy is assumed to maintain throughout the year the level of net debt consistent with the Original AGL Demerger ($296.0 million);
- Alinta Energy net debt has been sourced from Alinta's Bidder's Statement; and
- the AGL/Alinta Infrastructure finance costs as at 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance costs allocation described above.

The Merged Group finance costs for the year ended 30 June 2005 have been allocated based on the respective net debt positions of the AGL and Alinta energy and infrastructure businesses at that date. The AGL Energy net debt is assumed to be at the same level as described in the Original AGL Demerger ($296.0 million). Alinta Energy net debt (based on 31 December 2005 data) has been sourced from Alinta's Bidder's Statement. The AGL/Alinta Infrastructure finance costs for the half year ended 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance cost allocation described above.

5 Income tax expense for the Energy business was calculated on the profit from continuing operations before income tax expense at an effective tax rate of 28%. The Infrastructure income tax expense is the Merged Group income tax expense less the Energy business calculated amount after adjusting for the tax effect of significant items and the significant items arising from tax consolidation of $52.9 million in the half year to 31

December 2005 and $64.8 million in the year to 30 June 2005. Details of these significant items are included in the financial reports of the respective periods.

6 Revenue and expense numbers for AGL/Alinta Energy and AGL/Alinta Infrastructure reflect the reinstatement of inter-segment revenues and expenses that would become external on separation. Alinta revenue and expense numbers for the Alinta energy and infrastructure operations were sourced from Alinta published data for these demerged entities (refer Section 5.2) and it has been assumed that any necessary reinstatement has occurred. *These intersegment transactions are eliminated on consolidation of the Merged Group result and as a result the* aggregation of the AGL/Alinta Energy and AGL/Alinta Infrastructure revenue and expense numbers will exceed the group total.

7 AGL/Alinta Energy and AGL/Alinta Infrastructure PAT analysis is summarised in the following table:

PAT analysis	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
PAT – AGL Energy	192.1	223.5
PAT – Alinta Energy	25.5	13.4
PAT – AGL/Alinta Energy	217.6	236.9
PAT – AGL Infrastructure	42.0	146.9
PAT – Alinta Infrastructure	48.8	59.3
PAT – AGL/Alinta Infrastructure	90.8	206.2

(d) Balance sheets – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure

Figure 8 – pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure balance sheets

Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure	As at 31 December 2005		
	Merged Group[1] $m	AGL/Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m
Current assets			
Cash and cash equivalents[4]	400.8	275.5	125.3
Receivables	1,215.7	1,097.8	117.9
Inventories	17.8	11.8	6.0
Financial assets	90.7	87.0	3.7
Other	80.0	59.8	20.2
Total current assets	**1,805.0**	**1,531.9**	**273.1**
Non-current assets			
Receivables	242.6	242.2	0.4
Equity accounted investments	1,215.3	556.8	658.5
Property, plant, equipment and oil and gas rights	6,235.6	2,010.7	4,224.9
Intangible assets	4,033.6	2,673.2	1,360.4
Tax assets	247.2	165.7	81.5
Financial assets	90.2	78.6	11.6
Other	79.9	67.3	12.6
Total non-current assets	**12,144.4**	**5,794.5**	**6,349.9**
Total assets	**13,949.4**	**7,326.4**	**6,623.0**
Current liabilities			
Payables	690.6	563.7	126.9
Interest bearing liabilities[4]	219.7	3.4	216.3
Financial liabilities	191.8	191.8	-
Provisions	146.9	118.1	28.8
Current tax liabilities	169.2	121.5	47.7
Other	69.4	67.8	1.6
Total current liabilities	**1,487.6**	**1,066.3**	**421.3**
Non-current liabilities			
Interest bearing liabilities[4]	5,347.7	1,702.5	3,645.2
Financial liabilities	213.5	184.2	29.3
Provisions	51.1	24.6	26.5
Tax liabilities	1,074.8	242.1	832.7
Other	16.0	15.4	0.6
Total non-current liabilities	**6,703.1**	**2,168.8**	**4,534.3**
Total liabilities	**8,190.7**	**3,235.1**	**4,955.6**
Net assets	**5,758.7**	**4,091.3**	**1,667.4**

Notes:

1 Refer Section 5.3, figure 5.

2 Refer Section 5.4(c), note 2.

3 Refer Section 5.4(c), note 3.

4 Net debt for AGL/Alinta Energy is based on the aggregate of the net debt for Alinta's Energy segments (per Alinta Bidder's Statement) and net debt of $296 million (comprising cash and cash equivalents of $9.4 million less interest bearing liabilities of $305.4 million) in respect of the AGL Energy segments.

5.5 Forecasts

(a) Overview

The Original AGL Demerger plan involved the separation of AGL's energy and infrastructure businesses by way of a demerger to create two distinct and stand alone business entities, AGL Energy and AGL Infrastructure. Notwithstanding that the physical separation of these businesses has not occurred, AGL has internally restructured to enable its energy and infrastructure businesses to be managed and reported as separate businesses. Should the AGL Offer be successful, AGL intends to seek shareholder approval to demerge the Merged Group into separate energy and infrastructure entities. As a result, AGL considers that the most appropriate way to present the financial profiles for AGL, Alinta and for the Merged Group is to show the consolidated information as well as the separation into energy and infrastructure businesses.

Information in this Section 5.5 should not be interpreted to suggest that AGL will be successful in implementing the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Court. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

AGL's business composition as presented in the Original AGL Demerger proposal has been adjusted to reflect the business structures as set out in Section 4 of this Bidder's Statement. This means that the financial information presented in this Section 5.5 reflects the inclusion of the following businesses in AGL Energy rather than AGL Infrastructure:

- AGL's 30% investment in APT; and
- the Agility asset management contracts relating to APT.

The financial information in this Section 5.5 has been prepared to show the financial profile of:

- AGL and its energy and infrastructure businesses;
- Alinta and its energy and infrastructure businesses; and
- the pro forma Merged Group including separation into energy and infrastructure businesses.

The pro forma forecast financial information has been prepared on the basis that AGL acquires 100% of Alinta on 1 July 2006. The forecast income statements for AGL, Alinta and the Merged Group are presented before significant items, which will include costs incurred by AGL relating to the Original AGL Demerger proposal and the AGL Offer and in considering the Alinta Bid and costs incurred by Alinta relating to the Alinta Bid and in considering the AGL Offer. Relevant pro forma adjustments have been made to present the financial information for the Merged Group.

The pro forma forecasts provided in this Section 5 have been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure B.

(b) AGL stand alone forecasts

The financial forecasts for AGL for the 2006 financial year reflect AGL's actual half year result to 31 December 2005 and a forecast for the six months to 30 June 2006. In preparing forecasts for the second half of the 2006 financial year and for the 2007 financial year, AGL has considered its actual operating results and trading conditions for the three months to 31 March 2006.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project;
- the regulatory price paths for AGL's Gas Networks and Electricity Networks, which came into effect on 1 July 2005 and 1 January 2006 respectively; and
- debt structures consistent with the nature of the businesses and anticipated funding required for identified future development and growth opportunities.

(i) AGL financial forecasts

Figures 9 to 11 show AGL's 2006 and 2007 forecast income statements.

Income statements

Figure 9 – AGL Group

AGL Group	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue[1]	4,245	4,711
EBITDA	963	1,198
EBIT	749	904
Finance costs	-159	-222
Tax	-182	-242
PAT	**408**	**440**
EPS (cents)	**89.5**	**96.5**
DPS (cents)[2]	**67.5**	**79.5**

Notes:

1 Inter entity sales between AGL Infrastructure and AGL Energy have been eliminated.

2 The dividend forecasts are consistent with the top end of the range forecast for the Original AGL Demerger. The 2006 pro forma dividend includes AGL's interim dividend of 31 cents per share paid in March 2006.

Figure 10 – AGL Energy

AGL Energy	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,898	4,357
EBITDA		
Retail Energy		
AGL[1]	200	205
ActewAGL	11	11
Elgas	12	14
Retail Energy total	223	230
Merchant Energy[1]		
Wholesale gas and electricity	85	86
Power generation	89	130
Upstream gas	110	270
Merchant Energy total	284	486
Related investments	37	35
Other	2	6
Total EBITDA	**546**	**757**
EBIT	451	592
Finance costs[2]	18	-38
Profit before tax	469	554
Tax	-149	-206
PAT	**320**	**348**
EPS (cents)	**70.2**	**76.3**

Notes:

1 Allocation of forecasts for AGL's integrated energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities.

2 The 2006 pro forma finance costs assume cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made.

Figure 11 – AGL Infrastructure

AGL Infrastructure		Year ending 30 June 2006 Pro forma $m		Year ending 30 June 2007 Pro forma $m
Sales revenue		767		778
EBITDA				
Agility		58		67
Gas Networks		193		197
Electricity Networks		103		101
Investments				
ActewAGL distribution	33		35	
Gas Valpo	15		17	
Power generation (contracted)	14		21	
Total investments		62		73
Other		1		3
Total EBITDA		**417**		**441**
EBIT		298		312
Finance costs[1]		-177		-184
Profit before tax		121		128
Tax		-33		-36
PAT		**88**		**92**
EPS (cents)		**19.3**		**20.2**

Note:

1 The 2006 pro forma finance costs are based on the AGL Group pro forma finance costs less AGL Energy's pro forma finance costs, assuming the completion of the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for AGL Energy and AGL Infrastructure for the years ending 30 June 2006 and 30 June 2007 are set out below. Key assumptions are set out in Section 5.5(b)(iv).

AGL Energy

Business unit	Key Item
Retail Energy	- EBITDA growth of approximately 2.5% from 2006 to 2007 for AGL's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions. - Gas sales volumes in the mass market segment are forecast to be relatively flat, with losses in incumbent markets of New South Wales and Victoria largely offset by increases in South Australia. - Electricity volumes in the mass market segment are forecast to increase by around 3% per year, with losses in South Australia and Victoria more than offset by gains in other states, particularly New South Wales. - Forecast prices in states where AGL is the incumbent energy retailer are based on the price path determined by the regulator in each state. In New South Wales, prices are forecast to increase in line with CPI. In states where AGL is not the incumbent retailer, AGL's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states.
Merchant Energy	- The 2006 forecasts include the initial seven months of AGL ownership of the Southern Hydro power stations. - AGL's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power station. - The 2006 forecasts include the initial contribution from AGL's 10% equity interest in the PNG Upstream Gas Project, following finalisation of the terms of this acquisition on 16 January 2006. - The forecasts also include the benefits of the LYP refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders. - The acquisitions of Southern Hydro and a 10% equity interest in the PNG Upstream Gas Project provide AGL with substantial additional earnings over the forecast period compared to the 2005 financial year.
Related investments	- Related investments includes AGL's 30% stake in APT and that part of AGL's Agility business that provides asset operations and maintenance services to APT.
Finance costs	- AGL Energy is forecast to have net debt of approximately $571 million at 30 June 2006, after completion of the acquisitions of Southern Hydro and the 10% equity interest in the PNG Upstream Gas Project. - The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	- The effective tax rate on AGL's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL's acquisition cost being

Business unit	Key Item
	higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%.
	- This results in an effective tax rate for AGL Energy increasing from approximately 28% for the 2005 financial year to approximately 32% and 37% in the 2006 and 2007 financial years respectively. This is expected to normalise outside of the forecast period as the contribution from other businesses, including PNG gas revenue increases proportionally to PNG oil revenue.

AGL Infrastructure

Business unit	Key item
Gas Networks and Electricity Networks	- The current regulatory pricing period for Gas Networks commenced on 1 July 2005, resulting in lower tariffs. As a result, EBITDA for Gas Networks in the 2006 financial year is anticipated to be below that of the prior year, before increasing in the 2007 financial year. - Gas transported is below the forecast volumes used by the regulator in setting the price path. This is due to adverse weather conditions and recent community focus on water conservation reducing gas used in hot water heating. - The current regulatory pricing period for Electricity Networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA for Electricity Networks in the 2006 and 2007 financial years is anticipated to be below the 2005 and 2006 financial years respectively.
Agility	- Agility is forecast to continue to grow due to sustained demand for its services driven by recent acquisitions in Queensland and WA, together with the large capital expenditure programs of owners of energy infrastructure assets. - AGL Infrastructure's Agility operations exclude the Agility contracts with APT, which is included in AGL Energy.
Power generation (contracted)	- The 2006 forecast includes the initial seven months of AGL Infrastructure's ownership of the Wattle Point Wind Farm, acquired as part of the Southern Hydro portfolio. - The output and renewable energy benefits from the Wattle Point Wind Farm are contracted to AGL Energy.
Finance costs	- Approximately 95% of AGL Infrastructure's debt is hedged over the forecast period, with the total debt funding cost being approximately 6.4% per annum. - AGL Infrastructure is forecast to have net debt of approximately $2,831 million at 30 June 2006.
Tax	- AGL Infrastructure's effective tax rate is slightly below 30% due to the lower tax rate in Chile.

(iii) AGL cost saving programs

AGL's detailed analysis of cost savings was further refined as part of the Original AGL Demerger proposal and the cost savings estimates set out below are consistent with that work. The distribution of these savings between AGL Energy and AGL Infrastructure is, therefore, reflective of the allocation of corporate services and costs contemplated for the Original AGL Demerger, which included assuming an appropriate structure for AGL Infrastructure from day one. AGL's cost savings programs are expected to result in substantial sustainable benefit for AGL. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. A summary of the cost saving programs is set out below:

Figure 12 - Cost saving programs overview

Retail Energy $50 to 60 million	**AGL Infrastructure $15 to 20 million**	**Corporate $10 million**
- **Retail processes:** ▪ $20 million per annum from 2008 onwards; and ▪ no capital requirement. - **Systems:** ▪ $30 to 40 million per annum from 2008 onwards; and ▪ $80 to 100 million capital required.	- $15 to 20 million per annum forecast by 2009: ▪ productivity process improvements; and ▪ property and site rationalisation.	- AGL overhead: ▪ $10 million from 2008 onwards as a result of IT efficiencies once functions are separated into energy and infrastructure businesses.

Retail Energy

The benefits which are expected to arise from cost saving initiatives in Retail Energy result from the following areas:

Function	Objective	Key focus	Benefits $m
Marketing	Product rather than brand awareness	Streamline marketing teams	6.1
Sales	Focused set of four or five core products	Low cost channels for customer acquisition and retention	1.7
Customer transfers	Eliminate manual processing	Align with sales function to ensure "first-time-right" processing	4.5
Customer enquiries	Segment customers to differentiate service and promote products	First call resolution	12.7
Customer retention	Reduce churn	Focused retention initiatives	3.0
Meter to bill	Introduce automated	Introduce single billing platform	5.5

Function	Objective	Key focus	Benefits $m
	bill		
Bill to cash	Improve cash flow	Introduce preventative credit measures	12.9
Business support and systems	Implement common processes	People empowered and incentivised to implement and realise benefits	8.6
Total			**55.0**

It is estimated that a reduction in full time equivalent positions of approximately 400 (from approximately 1,250 to 850 people) will be realised as a result of these initiatives. This reduction will be primarily achieved through natural attrition and reduction in new hiring, rather than from a major redundancy program.

AGL Infrastructure

Agility has a continuing program in place which is focused on obtaining efficiency improvements through business and process redesign and rationalisation. These initiatives are anticipated to result in additional annual savings of about $17 million by the 2009 financial year. These savings will predominantly be achieved by the implementation of resource scheduling optimisation programs which will enable skilled employees to be redirected to growth based works. As Agility operates in a labour constrained environment, this optimisation of skilled employee usage will provide Agility with a significant competitive advantage given its scale and the geographic dispersion of its workforce. Other cost savings will be achieved by a reduction in employee numbers, rationalisation of the number of depots and offices used in the business and a reduction in corporate overheads, mainly through technology and procurement initiatives.

AGL Infrastructure cost savings	2007 $m	2008 $m	2009 $m
Annual savings	7.0	12.0	17.0

Corporate

In conjunction with AGL's intention to demerge into separate energy and infrastructure businesses, a program was commenced to prepare systems, processes and structures for the transition to separation of AGL Energy and AGL Infrastructure.

From 2008 onwards, $10 million per annum is anticipated to be saved as a result of process redesign and IT efficiencies. The two businesses will have very different IT platform requirements. AGL Infrastructure will operate using an efficient technology platform which will complement the regulated and established nature of its business. AGL Energy will use appropriate IT systems to integrate the business.

(iv) Key assumptions used in determining the forecasts

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature,

subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;

- customer churn is consistent with levels over the last two years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;

- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting are consistent with levels experienced over the last 18 months;

- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;

- wholesale gas purchase costs are consistent with existing long term supply contracts;

- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;

- crude oil volumes from the PNG Upstream Gas Project are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in that project and that revenue from this investment is substantially hedged;

- operating performance and costs from all of AGL Energy's power generation units remain in line with recent historic performance;

- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;

- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions may have become redundant following any demerger or due to cost saving initiatives) and with those for the half year ended 31 December 2005;

- approximately 70% of historic AGL Group corporate costs are allocated to AGL Energy;

- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;

- the operating results, cash flows, franking and financial position of AGL Energy's investment in APT are in line with market outlook statements made by APT;

- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which could have a material effect on AGL Energy's financial results, including cash flows;
- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been reflected in the forecasts;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;
- no significant changes occur in the competitive landscape of the Australian or any other jurisdiction energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which could have a material impact on AGL Energy's financial results, cash flows and franking.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility, which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for the Gas Networks and the Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the three months to 31 March 2006;
- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and WA;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled investments are in line with the current estimates provided by the management of these businesses;
- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;
- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 384 Chilean pesos to the Australian dollar for the forecast period;
- approximately 30% of historic AGL Group corporate costs have been allocated to AGL Infrastructure;

- AGL Infrastructure retains sufficient funding capacity to support debt funding to the majority of its growth related network capital expenditure;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions may have become redundant following any demerger in respect of cost saving initiatives) and with those for the half year ended 31 December 2005;
- there is an average total debt funding cost of approximately 6.4% per annum based on the debt facilities included in the pro forma balance sheet continuing on their current terms. This includes an assumed hedging level of 95% for the forecast period;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Infrastructure's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Infrastructure's financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Infrastructure which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

(v) Sensitivity analysis

The forecast financial information in Section 5.5(b)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(b)(iv). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

AGL Energy

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in this segment is less intense than the mass market segment due to lower margins;
- oil earnings from the PNG Upstream Gas Project are substantially hedged;
- wholesale gas supply costs are largely established under long term contracts;
- wholesale electricity supply requirements are hedged via AGL's physical generation capability and contracts with external parties.
- AGL Energy's results can be materially impacted by changes to mass market customer load requirements, particularly during extreme weather conditions. To highlight the impact on a full year forecast, this sensitivity is presented for the 2007 financial year:
- a 1% change in mass market electricity volumes would result in a change to EBITDA of $3.5 million; and
- a 1% change in mass market gas volumes would result in a change to EBITDA of $2.9 million.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced with physical generation capacity from the Southern Hydro plants.

AGL Infrastructure

AGL Infrastructure's EBITDA has protection from significant variability because:

- EBITDA from businesses where tariffs are set under regulated price paths or long term contracts are anticipated to contribute over 75% of 2007 EBITDA; and
- Approximately 95% of debt is hedged.

The key sensitivity for AGL Infrastructure during the 2007 financial year is the volume of gas and electricity transported on its network assets. The analysis below shows the impact on EBITDA of a change in gas and electricity volumes:

- a 1% change in gas volumes would result in a change to EBITDA of approximately $2.9 million; and
- a 1% change in electricity volumes would result in a change to EBITDA of approximately $1.8 million.

(c) Alinta stand alone pro forma forecasts

AGL has based its Alinta forecasts for the 2007 financial year on the information disclosed by Alinta in Alinta's Bidder's Statement relating to the calendar years ending 31 December 2006 and 2007 and other publicly available information. The information on Alinta used to prepare pro forma financial forecasts for the 2007 financial year included:

- Alinta Bidder's Statement;
- Alinta's half year and annual reports and results presentations;
- broker reports prepared on Alinta; and
- AGL's financial model prepared on Alinta, which has been based on publicly available information and AGL's industry knowledge and expertise.

(i) Pro forma financial forecasts

Figure 13 shows Alinta's pro forma income statement for the year ending 30 June 2007, presented to EBIT level.

Figure 13 – Alinta Group pro forma income statement

Year ending 30 June 2007 Pro forma	Alinta Energy $m	Alinta Infrastructure $m	Alinta Group $m
Sales revenue[1]	743	815	1,558
EBITDA			
Energy markets	61	-	61
WLPG	26	-	26
Energy distribution	-	83	83
Asset management services	-	80	80
Power generation	-	29	29
Share of net profit of associates	-	17	17
Other[2]	-8	-19	-27
Total EBITDA	**79**	**190**	**269**
EBIT	n/a	n/a	227

Notes:

1 Inter-entity sales have not been eliminated from the total.
2 Corporate costs allocated 30% to Alinta Energy and 70% Alinta Infrastructure.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for Alinta Energy and Alinta Infrastructure for the year ending 30 June 2007 is set out below. Key assumptions are set out in Section 5.5(c)(iii).

Alinta Energy

Business unit	Key item
Energy markets	- Alinta increased its gas customer numbers to approximately 540,000 at 31 December 2005, driven by the strong WA housing market. - Alinta forecast growth in gas sales volumes of approximately 4.8% and 0.7% in the years ending 31 December 2006 and 2007 respectively. Total gas sales volumes are forecast to grow from 50.8PJ in the year ended 31 December 2005 to 53.4PJ in the year ending 30 June 2007. - Alinta commenced supplying electricity into the WA retail market in July 2005 and at 31 December 2005, Alinta had approximately 1,000 electricity customers in WA. - Electricity sales volumes are forecast to increase following commissioning of cogeneration units at Pinjarra, with estimated sales of 2,118GWh in the year ending 30 June 2007.
WLPG	- The terms of the Wesfarmers LPG contract were revised effective 1 July 2005, which is forecast to result in EBITDA for the year ending 30 June 2007 being below that for the 2005 calendar year.

Alinta Infrastructure

Business unit	Key item
Energy distribution	- Gas transportation volumes for Alinta's WA gas distribution network are driven by the same trends as the Energy markets segment. - Average tariffs were reduced following a regulatory reset released in August 2005 for the period to 31 December 2009.
Asset management services	- Asset management is forecast to continue to be a major growth driver for Alinta, underpinned by a number of new projects alongside the ongoing maintenance requirements from existing contracts. - Alinta has developed and is managing the $430 million Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline, aimed at increasing pipeline capacity by more than 100 TJ/day. A potential stage 5 expansion program could see approximately $1.5 billion spent expanding the pipeline capacity by 375 TJ/day. - Under an alliance agreement with Alcoa, Alinta builds and owns cogeneration units while Alcoa operates them on a day-to-day basis. - Alinta is managing the construction of the cogeneration units at Alcoa's Pinjarra alumina refinery, with the first unit substantially completed during 2005. Development of a second plant is underway, with initial commissioning forecast during the fourth quarter of the 2006 calendar year and final performance testing early in the first quarter of 2007.

Business unit	Key item
	- Alinta has also approved construction of the third and fourth units to initially operate as idle peaking plants at Alcoa's Wagerup refinery. These units are due for completion for the start of summer in 2007.
Power generation	- Alinta takes all the electricity produced from the cogeneration units constructed under an alliance agreement with Alcoa, for sale to third parties. Alcoa takes the steam produced for use in its refinery process. - The construction of the first four units under the agreement with Alcoa provides a significant source of growth for Alinta, with power generation output forecast to increase to approximately 1,798GWh for the year ending 30 June 2007. EBITDA in the 2007 financial year is forecast to be $29 million, following an initial loss of $2.8 million from this segment during the 2005 calendar year. - Alinta also has a tolling agreement with AIH that gives Alinta dispatch control over the 94MW Bairnsdale power station in Victoria.
Associates	- Alinta's income from associates is provided by its significant equity stakes in AIH (20%); United Energy (34%) and Multinet (20.1%). Alinta also has an investment in the Dampier to Bunbury Natural Gas Pipeline, which was 7.4% at 31 December 2005 with commitments to increase the investment to 20%.

(iii) Key assumptions

Alinta's businesses include regulated infrastructure assets and energy retail activities in WA and asset management services, which operate in competitive market segments. As a result, profitability and cash flows can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved.

AGL has considered historical trends and broker forecasts in order to align Alinta's forecasts for the years ending 31 December 2006 and 31 December 2007 to AGL's year ending 30 June 2007.

Key assumptions used in determining the forecasts for Alinta for the year ending 30 June 2007 are set out below:

- gas and electricity volumes sold of approximately 53.4PJ and 2,118GWh respectively;
- gas and electricity sales prices remain consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in the 2007 financial year;
- LPG volumes sold of 148,663 tonnes at an average price of approximately US$490 per tonne. An average effective exchange rate of 0.775 was applied in converting US dollar revenue into Australian dollars;
- Gas transmission volumes and average tariffs of approximately 31.5PJ and $3.80 per GJ respectively;

- operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets remain consistent with forecasts presented in the Alinta Bidder's Statement. Alinta has based its forecasts on its ability to execute its operating plan to meet planned network and generation availability and performance efficiency;

- gas and electricity purchase costs remain consistent with the Alinta Bidder's Statement forecasts and do not vary significantly from historical trends;

- corporate costs have been allocated 30% to Alinta Energy and 70% to Alinta Infrastructure;

- interest rates and hedging on debt facilities and excess cash remain consistent with disclosures in the Alinta 2005 annual report and the Alinta Bidder's Statement;

- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature to Alinta's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which would have a material effect on Alinta's financial results, including cash flows;

- no significant changes in legislation, regulatory requirements, or government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of Alinta impact Alinta and the continuity of its operations;

- no material legal claims or liabilities arise that impact on Alinta which have not previously been recognised;

- no significant changes occur to the competitive landscape of the Australian or New Zealand energy industry; and

- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on Alinta's financial results, cash flows and franking.

(iv) Sensitivity analysis

The pro forma forecast financial information in Section 5.5(c)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(c)(iii). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

Key drivers of profitability for Alinta are gas sales volumes and sales prices for mass market customers. The potential impact on Alinta of movements in these variables is indicated below:

- a 1% change in mass market gas sales prices would result in a change to EBITDA of $2.6 million; and
- a 1% change in mass market gas volume would result in a change to EBITDA of $2.6 million.

(d) Merged Group pro forma forecasts

The pro forma financial forecasts presented in this Section 5.5(d) assume the AGL Offer is completed effective from 1 July 2006, with forecasts presented for the financial year ending 30 June 2007, assuming this is the first full year following completion of the AGL Offer.

(i) Pro forma financial forecasts

The Merged Group forecasts reflect the forecasts and assumptions for AGL and Alinta shown in Sections 5.5(b) and 5.5(c) Additional assumptions relating to the pro forma Merged Group forecasts are discussed in this Section 5.5(d)(i) and Section 5.5(d)(ii).

Figure 14 – Pro forma income statement

Year ending 30 June 2007 Pro forma forecast	AGL/Alinta Energy $m	AGL/Alinta Infrastructure $m	Merged Group $m[1]
EBITDA	846	659	1,505
EBIT	680	485	1,165
Finance costs[2]	-54	-305	-359
Tax	-228	-55	-283
Outside equity interest	-	-4	-4
PAT	**398**	**121**	**519**
EPS (cents)[3]	**76.5**	**23.3**	**99.8**
DPS (cents)[3]			**88.7**

Notes:

1. The dividend received by Alinta from its shareholding in AGL is eliminated from the results of the Merged Group.
2. Pro forma net debt of the Merged Group of approximately $5,488 million has been allocated to: AGL/Alinta Energy $808 million; and AGL/Alinta Infrastructure $4,680 million
3. AGL shares on issue following the AGL Offer are approximately 520m.

(ii) Key assumptions

Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. The payment of

dividends will be at the discretion of the directors. Key assumptions used in determining the forecasts for AGL/Alinta Energy and AGL/Alinta Infrastructure include those discussed earlier in this Section 5.5 relating to AGL and Alinta. Additional key assumptions relating to the Merged Group pro forma forecasts include:

- AGL Shares of approximately 155 million are issued to acquire approximately 275 million Alinta Shares (on a fully diluted basis, assuming options outstanding convert into shares net of the exercise price), based on the AGL Offer of 0.564 AGL Shares for each Alinta Share. Alinta's 90.9 million shares in AGL are cancelled following completion of the proposed merger (assumed on 1 July 2006), resulting in a total of approximately 520 million AGL Shares on issue. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL Shares held by Alinta;

- net debt of approximately $5,488 million at 1 July 2006 incorporates estimated transaction costs. As a result, finance costs for the Merged Group for the year ending 30 June 2007 are approximately $6 million higher than those of the stand alone entities;

- synergies relating to rationalisation of corporate and asset management functions anticipated to be realised, amounting to approximately $37 million per annum. The pro forma results for the year ending 30 June 2007 include the full benefit of these synergies. Restructuring costs required to realise these synergies will be reported as a significant item; and

- a preliminary allocation of the uplift to fair value of Alinta's assets at the date of acquisition of $1,861million has been made based on publicly available information and AGL's assessment of fair value for the assets acquired. This has resulted in approximately $232 million being allocated to property, plant and equipment, with the balance allocated to intangible assets. The amount allocated to property, plant and equipment relates to the Alinta Gas Network and is to be depreciated over 90 years, resulting in additional depreciation expense of approximately $3 million per annum.

6 Risk Factors

6.1 Introduction

If you accept the Offer (unless you are a Foreign Alinta Shareholder), you will receive AGL Shares as consideration for Your Alinta Shares. It is therefore important for you to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares, including those that:

- apply to investments generally;
- apply generally to the AGL Group and/or the Alinta Group and will continue to apply generally to the Merged Group;
- apply, and will continue to apply, specifically to the business of the Alinta Group;
- apply, and will continue to apply, specifically to the business of the AGL Group; and
- arise, or may arise, from the Offer.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of AGL and the Merged Group.

Additional risks not presently known to AGL or, if known, that are not presently considered material, may also have an adverse impact.

In deciding whether to accept the Offer, you should read this Bidder's Statement in its entirety and carefully consider the risks outlined in this Section and elsewhere in this Bidder's Statement.

6.2 Risks that apply to investments generally

The financial performance of the Merged Group and the value of AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) will fluctuate due to various factors including movements in the Australian and international equity markets, recommendations by brokers and analysts, interest rates, inflation, Australian and international economic conditions, changes in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, investor perceptions and other factors that may affect the Merged Group's financial position and earnings. In future, these factors may cause AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) to trade below current prices and may affect the revenues and expenses of the Merged Group.

6.3 General risks relating to the AGL Group, the Alinta Group and the Merged Group

The financial performance of the Merged Group may be affected by a number of risks common to public companies generally or common to companies operating in the industries in which the AGL Group and the Alinta Group both operate. These risks include:

(a) Litigation and legal matters

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions.

Legal actions, or the cost of defence of such actions, could reduce the earnings of the Merged Group.

AGL specific litigation

AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL.

On 17 December 2002, AGL Wholesale Gas Limited as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin. On 1 July 2005, Santos Limited, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007. AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

Alinta specific litigation

AGL understands from the Alinta Bidder's Statement that while the alliance agreement between Alinta and AIH is on foot, Alinta has agreed to indemnify companies in the AIH group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and the McConnell Dowell Litigation, BHP Billiton DRI Litigation and QAL Litigation.

(b) Changes in law and government regulation

The Australian energy industry has been subject to an ongoing reform process in recent years. The regulatory reform process is under way with a view to establishing a single national regulatory framework by 1 January 2007. Although this is expected to create efficiencies for the Merged Group by streamlining licence obligations on matters such as marketing, billing, reporting and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework may adopt the most onerous of existing State based regulations, with the potential to result in higher operational costs.

In addition, there is a risk that a government or government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, including in relation to tax, which may adversely impact the Merged Group.

(c) Legislative and regulatory compliance

The industries in which the Merged Group will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and similar instruments. Some of these legal requirements, such as those set out in the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which the Merged Group will operate.

The Merged Group, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other similar instruments that apply to it. Agility and AAM, as contractors to asset owners, are responsible for

compliance on their behalf, either directly or under the terms of their service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of the Merged Group. There is a risk that a liability could be imposed on the Merged Group, with adverse consequences, if there is a failure to comply with environmental laws and regulations.

The costs of full compliance with the Electricity Safety (Network Assets) Regulations 1999 (Vic) and the Electricity Safety (Line Clearance) Regulations 2005 (Vic) may be a material issue for the Merged Group as a result of the ESC's Electricity Price Determination 2006-2010.

(d) Force majeure

The Merged Group's operations will be exposed to unplanned interruptions caused by catastrophic events such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and directors and are known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(e) Occupational health and safety

Under relevant legislation, the Merged Group will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose the Merged Group to penalties.

The Merged Group's business also gives rise to a risk of claims by customers and members of the community as a result of downed power lines, broken gas mains and other events caused by construction, operation and maintenance of distribution networks.

(f) Counterparties and contracts

The financial performance of the Merged Group will be partially dependent on the creditworthiness of counterparties and the performance of counterparties in relation to energy purchase and fuel supply arrangements and other material contracts. There is risk to the Merged Group that counterparties may be unable to meet their financial obligations resulting in reduced earnings and cash flows.

(g) Control

The Merged Group will have a number of investments in which it will have a non-controlling interest. While the Merged Group will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. In relation to AGL, this is especially the case with APT, LYP, AGL's 10% stake in the PNG Upstream Gas Project, ActewAGL and Elgas. In relation to Alinta, AGL understands from the Alinta Bidder's Statement that these include UED, Multinet, the Dampier to Bunbury Natural Gas Pipeline and AIH.

(h) Information technology

The Merged Group will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of the Merged Group's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL has developed

contingency planning and disaster recovery capabilities designed to mitigate this risk, which it is anticipated will be applied by the Merged Group.

(i) Personnel

The Merged Group will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with the Merged Group. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(j) Industrial action

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt the Merged Group's ability to effectively use its assets and may adversely affect the supply of energy inputs and the demand for gas infrastructure and electricity generation.

(k) Native title impact

The existence or declaration of native title in land may affect the existing or future activities of the Merged Group and impact on the operational and financial performance of each company including compliance with a series of procedures and the payment of compensation to the native title holders.

(l) Financing related matters

Gearing

The Merged Group may rely on access to the capital markets for liquidity. The degree to which the Merged Group may be leveraged in the future could affect the ability of the Merged Group to service debt and other obligations, pay dividends to shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

The Merged Group's access to capital markets may be adversely impacted by a variety of factors, such as material adverse change in the business or a reduction in its credit ratings. The inability to raise capital on favourable terms could impact the Merged Group's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

Interest rates

The Merged Group will be exposed to adverse interest rate movements where funds are borrowed at a floating interest rate, particularly as revenues are largely determined by regulatory pricing decisions which incorporate the regulators' estimates of real interest rates.

Credit ratings

AGL currently has an investment grade long term corporate credit rating. A subsequent downgrade (including as a result of changes in operating performance, capital structure or refinancing) could reduce the Merged Group's capacity to access some sources of debt funding and result in higher interest costs.

Financing terms and covenants

The Merged Group will be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If the Merged Group's performance is materially below expectations, there is a risk that the Merged Group will not comply with its financial covenants.

(m) Agility and AAM

Each of Agility and AAM has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions.

Agility and AAM also have established policies, procedures and delegated authorities for establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact the margins of Agility or AAM.

There is the potential for Agility or AAM to be accountable for losses suffered by clients if they are found to be at fault in the provision of a service that resulted in that loss. This could have a material impact on the long term reputation of Agility or AAM (as the case may be) as well as having commercial implications.

To the extent that the above statements in this Section 6.3(m) relate to AAM, they are made based on AGL's understanding of AAM from the Alinta Bidder's Statement.

In addition, refer to the Alinta regulatory risk discussed in Section 6.4 below which is relevant to AAM.

6.4 Specific risk factors relating to the Alinta Group

(a) General

The prospectus for the offer of Alinta Shares dated 18 August 2000 and various public announcements by Alinta have informed Alinta Shareholders of risks inherent in an investment in Alinta Shares. In addition, the Alinta Bidder's Statement, a copy of which is available on Alinta's website (www.alinta.net.au), provides further details of risks inherent in an investment in Alinta Shares. If AGL acquires a significant interest in Alinta, it will be subject to those risks. Due to AGL's limited knowledge about the businesses of the Alinta Group (such knowledge being limited to public information about Alinta), additional risks may exist in relation to those businesses and the Alinta Group which are not known to AGL.

Some of the other risks relating to the Alinta Group which may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares correspond to the general risk factors which are set out in Sections 6.2 and 6.3 and to the specific risk factors in relation to the AGL Group which are set out in Sections 6.5 (including risks relating to the dependence of the Alinta Group on government policy and to the competitive environment in which the Alinta Group operates).

(b) Alinta regulatory risk

As described in Section 3.2, Alinta has partial ownership in and operates a number of regulated assets including a 34% interest in United Energy, a Victorian distribution network.

Distribution networks are subject to economic regulation by local regulators who set distribution prices which apply for regulatory periods of usually five years.

For example, the Essential Services Commission of Victoria (**ESC**) is empowered to set distribution tariffs for United Energy's network every five years and has recently done so. In setting distribution tariffs, the ESC's objective is to set tariffs that are based on the efficient costs of running the network. AGL understands that in United Energy's submissions to the ESC, United Energy included operating and maintenance charges that it pays to Alinta Network Services, a wholly owned subsidiary of Alinta and part of Alinta Asset Management. The ESC sought disclosure of Alinta Network Services' underlying costs of providing these services, but AGL understands that Alinta Network Services did not supply the details requested. Ultimately, the ESC disallowed $12.3 million of United Energy's proposed $85.6 million annual operating and maintenance costs. United Energy appealed the decision; however, the appeal was dismissed. United Energy is therefore likely to be incurring payments to Alinta Network Services that it is not able to recover from distribution tariffs in the amount of $12.3 million per year.

There is a risk that other regulators will adopt this regulatory approach in relation to other assets operated and managed by Alinta, including:

- Multinet, a gas distribution business in Victoria which Alinta operates and manages and in which it has a 20.1% interest. In Victoria, gas distribution pricing, like electricity distribution pricing, is regulated by the ESC; and
- AIH's pipelines, to the extent that they are regulated in the future.

There is therefore a risk that these regulated businesses will incur costs by paying fees to Alinta's subsidiaries that they cannot recover from regulated prices. This would lead to a reduction in Alinta's earnings flowing from its equity stake in those businesses. There is also a risk that relevant parties may seek to renegotiate the contractual arrangements under which Alinta provides operations and management services to those businesses.

6.5 Specific risks relating to the AGL Group

(a) Risks specific to Retail Energy

Retail competition

The majority of AGL's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as those of AGL. This may have an adverse impact on earnings as a result of customers transferring from AGL to other retailers, and/or the discount that may be offered by AGL to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in the residential and small commercial markets where AGL operates. Unseasonably warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, reducing any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL has price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices do not reflect the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL is responsible as a retailer of last resort in areas where it is the host retailer. Under this arrangement, AGL will be required to supply gas and electricity to a failed retailer's customers. These arrangements are monitored and reviewed by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social and specific industry conditions beyond the control of AGL. A general economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australians cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(b) Risks specific to the wholesale electricity business

Operations

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL. Some of these factors may be outside AGL's control and may lead to a requirement for unplanned capital expenditures and unexpected wholesale electricity purchases.

Rainfall and water levels

The level and timing of operation of AGL's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse gas emissions

A large proportion of AGL's electricity supply will consist of energy generated from coal sources, which produce relatively high carbon emissions. If an emissions trading scheme were introduced, additional operating costs may be imposed on coal fired generators, including LYA. A pass through to retail customers of higher costs of energy caused by higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale prices can vary significantly between half hour pricing intervals, and are influenced by many factors, including weather, customer behaviour, the competitive behaviour of retailers and generators, availability of supply, actions of the market operator and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL's retail customer portfolio and generation assets, impacting on revenue and costs.

(c) Risks specific to the wholesale gas business

Wholesale gas pricing

Long term gas supply arrangements generally have price reset clauses which provide the opportunity for parties to call price reviews at regular intervals over the term of the

contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests exposes AGL to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.

Currency fluctuations

A proportion of AGL's revenues and expenses is and will in future years be sourced directly or indirectly from outside Australia, predominantly relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars. AGL hedges some of the net US dollar currency exposure from oil sales by borrowing in US dollars to fund the cost of the investment in the project; however, some level of currency exposure is unhedged.

Oil price

The PNG Upstream Gas Project exposes AGL to future oil pricing risks, resulting in potential earnings volatility. AGL has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG sovereignty

AGL's investment in the PNG Upstream Gas Project includes the acquisition of assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL's markets. These events are infrequent and their possible severity is mitigated by AGL's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand-side responses from large customers with whom contractual arrangements are in place.

(d) Risks specific to the infrastructure business

Regulatory matters

Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, AGL will make submissions to the regulator in relation to price movements for distribution services in relation to the NSW gas and Victorian electricity networks. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It follows that AGL's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, AGL will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect AGL's operational results.

Weather

Network tariffs are based on throughput volumes forecast at the time of regulatory reset. However, the quantity of gas and electricity transported through the networks may be affected by weather conditions among other things. For example, warmer than forecast winters or mild summers may result in reduced volumes of gas and electricity being sold which would adversely impact AGL's revenues and cash flow.

Demand

In addition to seasonal variability, the volume of gas and electricity transported for users of the networks is subject to a range of variables which will be outside the control of AGL, including economic conditions, government policy, availability of alternative fuels or energy sources, and specific industry conditions of energy consumers. From year to year, volumes may fluctuate depending on changes to these variables.

Supply availability

Supply disruptions which reduce the availability of gas or electricity may have a detrimental impact on the revenues and cash flow of AGL. Disruptions may occur as a result of problems at the energy source or in transmission infrastructure or can be caused by network failure.

Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina (from which it sources its gas supply). Gas Valpo has contracted supplies that will provide some protection of its position. However, political influences beyond the company's control create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions.

PNG Australian Pipeline Project

APC and the PNG Gas Producers have yet to finalise the FEED process. The outcome of FEED is by its nature uncertain and it may be that the conclusion as a result of this process is not to proceed with the development of the PNG Australian Pipeline Project. Section 1.2(g) contains a description of the PNG Australian Pipeline Project.

TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 4 April 2006, was drawn to $23.25 million.

Bypass

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline rather than purchasing access to the existing network or pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in limited circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes would adversely impact the Merged Group's revenues and cash flow.

6.6 Risks that arise from the Offer

(a) Acquisition of less than 100% of Alinta Shares

Although the Offer is conditional on AGL acquiring a relevant interest in more than 90% (by number) of Alinta Shares (thereby entitling it to compulsorily acquire all outstanding Alinta Shares and, subject to the requirements of the Corporations Act, other Alinta securities) and AGL has no present intention to waive this condition, it is possible that AGL will acquire less than 100% of Alinta Shares under the Offer. The impact on the Merged Group of AGL acquiring less than 100% of Alinta Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Alinta may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Alinta and to implement the intentions described in Sections 4.2 to 4.4, as the case may be.

If the 90% minimum acceptance condition is waived by AGL and, at the end of the Offer Period, AGL does not hold 80% or more of the Alinta Shares, if you accept the Offer and make a capital gain for Australian tax purposes from your disposal of Alinta Shares you will be unable to elect for a rollover of that capital gain. In these circumstances, you will be subject to CGT on the capital gain. CGT rollover relief for capital gains is discussed further in Section 7.

(b) Issue of AGL Shares as consideration

The consideration being offered to Alinta Shareholders under the AGL Offer is a specified number of AGL Shares. The market value of AGL Shares at the time at which they are received by Alinta Shareholders may vary from their market value on the date that Alinta Shareholders accept the Offer.

AGL will issue a significant number of AGL Shares to Alinta Shareholders who accept the Offer. Some Alinta Shareholders may not wish to retain the AGL Shares that they receive under the Offer and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of the AGL Shares which may have an adverse effect on the market price of the AGL Shares while any oversupply persists.

(c) ACCC

Any merger between AGL and Alinta would be likely to raise competition issues.

AGL considers that the draft undertakings it has offered to the ACCC address those issues, including through the Post-Bid Demerger. However, there is some residual risk that the ACCC may require further undertakings in order to provide clearance. AGL does not consider that any such further undertakings are likely to have significant commercial implications. Competition issues and the draft undertakings are discussed further in Section 8.2.

(d) Change in control

Alinta may be party to agreements that contain change of control or pre-emptive rights provisions that may be triggered if, following completion of the Offer, AGL acquires control of Alinta. The operation of these provisions could have adverse consequences for Alinta (such as the loss of major contracts or assets, increased costs or the need to renegotiate financings).

These provisions may be waived with the consent of the other party, and AGL may seek to obtain such waivers if it discovers that pre-emptive rights or change of control provisions affecting Alinta's assets or material contracts would be triggered on AGL obtaining control of Alinta.

(e) Synergies and risk

AGL has made certain assumptions regarding the costs and time involved in achieving the estimated synergies (refer to Sections 5.5(d)(ii)). It is possible that the actual costs incurred in achieving the synergies will be different to the estimated costs, having a consequential impact on the Merged Group's financial performance.

Possible synergies and efficiencies which may arise if AGL acquires all the Alinta Shares under the Offer are described in Section 5.5(d)(ii).

However, failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group.

(f) Forecasts

A number of financial and commercial assumptions about the Merged Group have been included in the preparation of the forecast financial information set out in Section 5. Factors which could alter the assumptions and have an impact on the achievability of these forecasts are set out in Section 5.

(g) Limited due diligence

In preparing the information on Alinta in the Bidder's Statement, including the pro forma forecast financial information, AGL has relied upon publicly available information. AGL has not had direct access to Alinta. AGL has not been able to verify the Alinta information included in this Bidder's Statement, and any inaccuracy in the Alinta information could adversely affect the anticipated results of operations of the Merged Group. As only limited due diligence was able to be carried out on Alinta from certain public documents, risks may exist of which AGL is unaware. If any material risks are known to the Alinta Directors, they will need to be disclosed in the target's statement to be issued by Alinta in response to this Bidder's Statement.

(h) Loss of key staff

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by AGL of a controlling interest in Alinta. This is a risk factor until any skills that are lost are adequately replaced.

(i) Minority shareholders in Alinta

If you do not accept the Offer and the Offer becomes unconditional, you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Alinta. In such a case, the liquidity of Alinta Shares may be materially diminished.

7 Taxation Implications

Greenwoods
& Freehills

24 April 2006

Doc no Greenwoods\003736902

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Offer for Alinta Limited
Australian Taxation Report

We have been instructed by The Australian Gas Light Company (**"AGL"**) to prepare this taxation report for inclusion in the AGL Bidder's Statement in relation to the takeover bid (the **"Offer"**) to holders of ordinary shares in Alinta Limited (**"Alinta"**).

Alinta Shareholders who accept the Offer will transfer their Alinta Shares to AGL for consideration comprising AGL Shares.

This report contains a general outline of the Australian income tax, stamp duty and goods and services tax (**"GST"**) implications for Alinta Shareholders who hold their Alinta Shares on capital account.

The report does not address the tax treatment for Alinta Shareholders who:

- hold their Alinta Shares on revenue account (eg, banks and share trading entities); or
- are participants in an Alinta employee share or option plan; or
- are not residents of Australia for income tax purposes and who either:
  - have used their Alinta Shares at any time in carrying on a business through a permanent establishment (eg, a branch) in Australia; or
  - beneficially owned, together with their associates, at least 10% by value of the shares in Alinta at any time during the 5 years before the time of the CGT event (see section 1.1 below) that happens when they dispose of their Alinta Shares under the Offer.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

If any Alinta Shareholder is a subsidiary member of a tax consolidated group, any reference to an Alinta Shareholder should be read as a reference to the head entity of that tax consolidated group and not the Alinta Shareholder.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Bidder's Statement.

This report is based on the provisions of the *Stamp Act 1921 (WA)*, *Duties Act 1997 (NSW)*, the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* (collectively, the "**Tax Act**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this letter.

1 Tax Consequences for Australian resident Alinta Shareholders who accept the Offer

This section 1 does not deal with the tax treatment of non-resident Alinta Shareholders. The CGT consequences for non-resident Alinta Shareholders are discussed in section 4 below.

1.1 Transfer of Alinta Shares

Each Alinta Shareholder who accepts the Offer will transfer their Alinta Shares to AGL. The transfer of Alinta Shares to AGL will be a capital gains tax ("**CGT**") event. Alinta Shareholders who are residents of Australia for income tax purposes will make:

- a capital gain if the capital proceeds for their Alinta Shares are greater than the cost base of their Alinta Shares - unless CGT roll-over relief applies (see section 1.2 below); or
- a capital loss if the reduced cost base of their Alinta Shares is greater than the capital proceeds for their Alinta Shares.

The capital proceeds for the Alinta Shares will be an amount equal to the market value of the AGL Shares. For these purposes, the market value of the AGL Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event will be the date on which the Alinta Shareholder accepts the Offer.

The cost base of Alinta Shares will generally include the Alinta Shareholders' original (or deemed) cost of acquisition.

1.2 Availability of CGT roll-over relief

In our view, provided that AGL becomes the owner of at least 80% of Alinta Shares[1], the conditions for CGT roll-over relief should be satisfied for Alinta Shareholders who accept the Offer. Accordingly, Alinta Shareholders who would

[1] It is noted that the Offer is conditional on the Offer being accepted in respect of at least 90% of the Alinta Shares.

otherwise make a capital gain on transferring their Alinta Shares should be able to choose CGT roll-over relief.

However, if CGT roll-over relief is not chosen or is not available, the CGT consequences for Alinta Shareholders are explained in section 1.5 of this report.

AGL has applied or will apply to the ATO for a class ruling (the "**Class Ruling**") which is expected to confirm the availability of CGT roll-over relief for Alinta Shareholders who accept the Offer.

1.3 Effect of CGT roll-over relief

If CGT roll-over relief is available and an Alinta Shareholder chooses CGT roll-over relief (see section 1.4), then the capital gain arising on transfer of the Alinta Shares is effectively deferred until the subsequent disposal of the AGL Shares received. Specifically, the following consequences will arise:

- the capital gain realised on the transfer of the Alinta Shares is disregarded;
- the first element of the cost base of each AGL Share received under the arrangement will be equal to an amount which is reasonably attributable to the cost base of the Alinta Shares for which it was exchanged and for which roll-over was chosen. It is expected that the Class Ruling will set out a method which is acceptable to the ATO as a reasonable basis for attributing cost base; and
- the AGL Shares will be taken to have been acquired at the time the Alinta Shares were originally taken to have been acquired. This is relevant to the availability of the CGT discount concession on a subsequent disposal or other taxation event in relation to the AGL Shares (see section 3.3).

The consequences of subsequently disposing of the AGL Shares are explained in section 3 of this report.

1.4 How to choose CGT roll-over relief

Alinta Shareholders will generally need to choose CGT roll-over relief before lodging their income tax return for the income year in which the CGT event happens. For example, for Alinta Shareholders who do not have a substituted accounting period for tax purposes and who accept the Offer before 1 July 2006, this would be the tax return for the year ending 30 June 2006. The choice may be evidenced simply by excluding the capital gain, in respect of which CGT roll-over relief is chosen, from the Alinta Shareholder's tax return.

1.5 Consequences where no CGT roll-over relief

The CGT consequences for an Alinta Shareholder who makes a capital gain as a result of transferring their Alinta Shares pursuant to the Offer in circumstances where CGT roll-over relief is not available or not chosen will be as follows.

- The Alinta Shareholder's capital gains and capital losses for the income year are aggregated to determine whether they have a net capital gain or net capital loss:
  - any net capital gain for the year is included in assessable income and (subject to the comments below regarding the CGT discount concession) is subject to income tax at the Alinta Shareholder's marginal tax rate; and

- any net capital loss may not be deducted against other income for income tax purposes, but may generally be carried forward to offset against net capital gains of future income years. Specific capital loss carry forward limitation rules apply to Alinta Shareholders that are companies and trusts.

- Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their Alinta Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for Alinta Shareholders that are companies.
- Where the Alinta Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. Alinta Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

1.6 Should you choose CGT roll-over relief?

Whether an Alinta Shareholder should choose CGT roll-over relief is a matter to be decided having regard to all of the Alinta Shareholder's circumstances and may be influenced by factors both related and unrelated to income tax. Accordingly, this letter is not to be construed as providing a recommendation as to the most appropriate action for Alinta Shareholders. Instead, all Alinta Shareholders should obtain independent advice based on their own particular circumstances.

However, relevant tax-related considerations for Alinta Shareholders regarding whether to choose CGT roll-over relief may include:

- choosing CGT roll-over relief will generally benefit Alinta Shareholders who hold Alinta Shares with a low CGT cost base relative to the market value of AGL Shares received and Alinta Shareholders who intend to hold AGL Shares for an extended period of time; and
- Alinta Shareholders who have capital losses available, or minimal other assessable income in the relevant income year, may benefit from not choosing CGT roll-over relief.

2 Holding AGL Shares

2.1 Summary

Australian resident Shareholders will generally be taxable on:

- the amount of any dividend received from AGL, grossed-up for any franking credits attached to the dividend; and
- any capital gain arising from the subsequent disposal of an AGL Share (refer section 3 below).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

2.2 Dividends received from AGL

AGL will generally be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to AGL Shareholders.

Generally, an AGL Shareholder's assessable income will include the amount of any franking credits attached to dividends paid by AGL in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in an AGL Shareholder's assessable income, the AGL Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the AGL Shareholder must have held the AGL Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to an AGL Shareholder if the AGL Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity, the AGL Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the AGL Shareholder's dividends exceed the AGL Shareholder's tax liability for the income year (ie, where there are "excess franking credits").

Where the AGL Shareholder is a corporate shareholder, any franked dividends the AGL Shareholder receives will generally give rise to a franking credit in the AGL Shareholder's franking account.

3 Subsequent disposal of AGL Shares

Australian resident Alinta Shareholders who acquire AGL Shares under the Offer and who subsequently dispose of their AGL Shares in a normal on-market transaction will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares (see section 3.1); or
- a capital loss if the reduced cost base of their AGL Shares (see section 3.1) is greater than the capital proceeds for their AGL Shares.

AGL Shareholders may be eligible for the discount CGT concession in respect of a capital gain arising on the disposal of their AGL Shares (see section 3.3). The availability of the CGT discount concession will depend on the identity of the AGL Shareholder (ie, whether they are individuals, complying superannuation entities or trustees) and whether they acquired, or are taken to have acquired, their AGL Shares at least 12 months before the disposal (see section 3.2).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

3.1 Cost base/reduced cost base of AGL Shares

The precise cost base/reduced cost base of AGL Shares acquired under the Offer will depend on whether or not CGT roll-over relief was available, and was chosen.

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief was available and was chosen, the first element of the CGT cost base (and reduced cost base) of the AGL Shares received is equal to the cost base of the Alinta Shares transferred under the Offer.

(b) ***Where CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the CGT cost base of the AGL Shares received in exchange for those Alinta Shares should be the same as the amount of capital proceeds they receive for the transfer of their Alinta Shares (see section 1.1 above).

3.2 Acquisition time

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief is available and is chosen, the AGL Shares received under the Offer will be taken for CGT purposes to have the same acquisition date as Alinta Shares transferred to AGL. This will be important for determining whether the CGT discount concession is available where a capital gain is realised on a subsequent disposal of an AGL Share (see section 3.3).

(b) ***CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the AGL Shares acquired under the Offer will be treated as being acquired for CGT purposes on the date on which the Offer is accepted by an Alinta Shareholder. This means that such AGL Shares must be held for at least 12 months after that date in order to be eligible for the CGT discount concession (see section 3.3).

3.3 CGT discount concession

Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their AGL Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for AGL Shareholders that are companies.

Where the AGL Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. AGL Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

4 Tax Consequences for non-resident Alinta Shareholders who accept the Offer

Alinta Shareholders who are not residents of Australia for income tax purposes and to whom this taxation report applies (see the introduction to this taxation report) cannot make a taxable capital gain or loss from disposing of their Alinta Shares.

Non-resident Alinta Shareholders who are not Foreign Alinta Shareholders will not have their AGL Shares sold on their behalf immediately after the exchange. Such AGL Shareholders should obtain advice on the Australian tax consequences

of a subsequent disposal of their AGL Shares that is specific to their personal circumstances at that time.

5 GST

No GST should be payable in respect of the transactions outlined above, including the disposal of the Alinta Shares and the acquisition of the AGL Shares pursuant to accepting the Offer.

There is likely to be an indirect GST cost for Alinta Shareholders in relation to GST charged on supplies related to the transactions outlined above (eg, legal and other adviser fees paid to obtain advice on whether to accept the Offer).

6 Stamp duty

Alinta Shareholders who accept the Offer will not be required to pay any stamp duty on the exchange of their Alinta Shares for AGL Shares under the Offer, or on a subsequent disposal of the AGL Shares acquired under the Offer, provided that AGL Shares are quoted on the ASX at that time.

7 Tax File Numbers

Former Alinta Shareholders may notify AGL of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the AGL Shares are held by the former Alinta Shareholder in the course of carrying on an enterprise). If a TFN or ABN notification is not provided to AGL, tax will be deducted from the unfranked component of dividends paid by AGL. The current rate of withholding will be 48.5% of the payment. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

❖ ❖ ❖

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

8 Other Relevant Information

8.1 ASIC modifications

AGL has relied on the modification to section 636(3) of the Corporations Act set out in ASIC Class Order 01/1543 "Takeover Bids" to include references to certain statements which are made or based on statements made in documents lodged with ASIC or ASX. Pursuant to this Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Bidder's Statement. As required by Class Order 01/1543, AGL will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to you and other Alinta Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), you may telephone the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

AGL has not obtained from ASIC any modifications of or exemptions from the Corporations Act in relation to the Bid. AGL may rely on class order relief granted by ASIC which applies generally to all persons, including AGL.

8.2 ACCC

Section 50 of the Trade Practices Act prohibits the acquisition of shares in the capital of a body corporate or the acquisition of the assets of a person if the acquisition would have the effect, or is likely to have the effect, of substantially lessening competition in a market.

The Offer is subject to a number of conditions being fulfilled or waived by AGL, including confirmation of ACCC non-intervention, clearance or authorisation. In particular, Section 9.8(a)(ii) provides that it is a condition of the Offer that before the end of the Offer Period, either:

- AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offer pursuant to section 50 of the Trade Practices Act; or

- AGL is granted clearance or authorisation to acquire Alinta Shares under the Offer by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

AGL has approached the ACCC seeking informal clearance in relation to the Offer.

AGL believes that the Offer, considered together with the subsequent Post-Bid Demerger as described in Section 4.3, should not raise any substantial competition concerns in Australia and will use all reasonable endeavours to ensure that ACCC clearance for the Offer (conditional on the Post-Bid Demerger as described in Section 4.3 or targeted divestiture as described in the ACCC Undertakings) is obtained as soon as possible.

AGL has provided draft undertakings under section 87B of the Trade Practices Act to the ACCC for consideration. The ACCC will take these undertakings into account in conducting public inquiries in relation to the Offer. The ACCC Undertakings are set out in Annexure G.

The ACCC Undertakings provide that AGL will use its best endeavours to implement the Post-Bid Demerger within nine months following the end of the Offer Period.

The ACCC Undertakings specify how certain gas transmission assets currently owned by and services currently provided by each of AGL and Alinta will be divided between

AGL/Alinta Energy (which is intended to be the holding company for the combined energy businesses of AGL and Alinta) and AGL/Alinta Infrastructure (which is intended to be the holding company for the combined infrastructure and services businesses of AGL and Alinta) as a result of the Post-Bid Demerger. The ACCC Undertakings also provide for a separation of AGL and Alinta's gas retail interests (to be owned and operated by AGL/Alinta Energy) from AGL and Alinta's gas distribution interests (to be owned and operated by AGL/Alinta Infrastructure) as a result of the Post-Bid Demerger. The actual allocation of assets between AGL/Alinta Energy and AGL/Alinta Infrastructure if the Post-Bid Demerger is implemented is set out in Annexure G.

In the event that the Post-Bid Demerger is not implemented within nine months following the end of the Offer Period, the ACCC Undertakings provide that AGL must use its best endeavours to divest the Divestment Businesses either by way of a trade sale or by undertaking an initial public offering of shares in a company whose businesses include or comprise the Divestment Businesses, in either case in accordance with the requirements of the ACCC Undertakings. A withdrawal or variation of those undertakings would require the consent of the ACCC. In order to avoid any concerns which the ACCC may have in relation to the Divestment Businesses being part of a merged entity prior to divestiture, the ACCC Undertakings also provide for these businesses to be managed and operated separately from certain other businesses which, if managed and operated together, may raise competition concerns. These hold separate obligations remain in force until the earliest to occur of the Post-Bid Demerger, the divestment of the Divestment Businesses or the ACCC advising AGL in writing that it does not have any concerns in relation to the merger of AGL and Alinta.

The proposed merger between AGL and Alinta would also raise issues under the cross-ownership provisions of the Victorian Electricity Industry Act. Those provisions prohibit certain acquisitions of parties with interests in Victorian electricity distribution businesses and interests in Victorian generation businesses unless approval has been obtained from the ACCC. If AGL obtains informal clearance from the ACCC in relation to the Offer, the requirements of the Victorian Electricity Industry Act will have been satisfied.

AGL also intends that Alinta's wholesale gas business in the Eastern states would form part of AGL/Alinta Infrastructure, or would be divested to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

8.3 Impact of Offer on the Original AGL Demerger

As announced by AGL on 14 March 2006, the Federal Court of Australia approved AGL's request to cancel the demerger scheme meeting which was to have been held on 27 March 2006, and the AGL Directors cancelled the general meeting which was to have been held on 27 March 2006. Accordingly, neither of those meetings took place.

Refer to Section 4.3 for information regarding AGL's intentions to propose the Post-Bid Demerger.

8.4 Offer extends to new Alinta Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the persons to whom information is to be sent in items 6 and 12 of section 633(1) of the Corporations Act is the Register Date (being [ ] 2006).

The Offer extends to persons who become registered, or entitled to be registered, as the holder of Alinta Shares during the Offer Period due to the conversion of, or exercise of rights attached to, securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue on the Register Date.

Sections 3.4(b) and 3.4(c) set out AGL's understanding, based on documents provided by Alinta to ASX, of the rights of the holders of Alinta RePS and Alinta Options respectively in relation to the Offer.

8.5 Broker commissions

AGL may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but it has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Alinta Shares held by retail shareholders who accept the Offer.

If a commission is offered, commission payments will not exceed 0.75% of the value of the consideration payable to a retail shareholder who accepts the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable only to brokers and will be subject to the condition that no part of the fee will be able to be passed on or paid to Alinta Shareholders.

It is AGL's intention that, if and when an offer of commission has been made to any broker by AGL, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

8.6 Foreign Alinta Shareholders

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares as consideration for the sale of Your Alinta Shares by reason of your acceptance of the Offer. However, if you accept the Offer, AGL will:

- arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for Section 9.10(a);
- cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and
- pay to you the proceeds of sale as determined under the proceeds of sale formula set out in Section 9.10(a)(v).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk to your address as shown on the Register at the Register Date. You will not be paid interest on the proceeds of sale, regardless of a delay in remitting these proceeds.

Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility or ineligibility of Foreign Alinta Shareholders to receive AGL Shares.

8.7 Regulatory and legal matters

AGL is not aware of any Alinta Shareholder who requires any approval referred to in Section 9.9(d) in order to receive any consideration under the Offer.

So far as AGL is aware, unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations 1959 (Cth), payments or transfers to,

or for the order of, prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. Based on AGL's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of the Federal Republic of Yugoslavia; and
- ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation) and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the Charter of the United Nations (Sanctions-Afghanistan) Regulations 2001 (Cth) currently apply include a bin Laden entity and a Taliban entity (as those terms are defined in those regulations).

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families, and any entity owned or controlled by such persons.

8.8 No collateral benefits

Neither AGL nor any Associate of AGL has in the four months before the date of this Bidder's Statement given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

Neither AGL nor any Associate of AGL has during the period between the date of this Bidder's Statement and the date the first Offer is made under the Bid, given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

8.9 No escalation agreements

Neither AGL nor any Associate of AGL has entered into any escalation agreement in respect of Alinta Shares that is prohibited by section 622 of the Corporations Act.

8.10 Disclosure of interests of AGL Directors

(a) Interests in AGL Shares

The AGL Directors have relevant interests in the following AGL Shares at the date of this Bidder's Statement:

AGL Director	AGL Shares
Mr Mark Johnson	198,366
Mr Paul Anthony	2,000

AGL Director	AGL Shares
Mr Charles Allen AO	72,881
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

(b) AGL Directors' interests in Alinta securities

No AGL Director has a relevant interest in Alinta Shares at the date of this Bidder's Statement other than Max Ould who holds 10,000 Alinta Shares.

No AGL Director has acquired or disposed of Alinta Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

AGL in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of AGL in any year at $1.5 million.

The AGL Board has determined that the following annual base fees (inclusive of superannuation guarantee contributions) are payable to individual non-executive directors of AGL:

- Mr Mark Johnson – $258,750;
- Mr Charles Allen AO – $115,000;
- Sir Ronald Brierley – $115,000;
- Mr David Craig – $115,000;
- Ms Carolyn Hewson – $115,000;
- Mr Max Ould – $115,000; and
- Mr Graham Reaney – $115,000.

In addition, non-executive AGL Directors (except for the Chairman of the AGL Board) receive fees in relation to each AGL Board committee on which they serve.

(d) Indemnity and insurance of AGL Directors

The AGL Constitution provides that AGL indemnifies, to the extent permitted by law, AGL Directors when acting in their capacity in respect of liability to third parties (other than Related Entities) when acting in good faith, and in respect of costs and expenses of successfully defending legal proceedings and ancillary matters.

AGL has also entered into deeds of access, indemnity and insurance with each AGL Director and has also paid insurance premiums under a contract insuring all AGL Directors against liabilities incurred in their capacity as a director of AGL.

8.11 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no:

- director or proposed director of AGL;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of AGL; or
- broker or underwriter to the issue of AGL Shares,

holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of AGL;
- property acquired or proposed to be acquired by AGL in connection with its formation or promotion, or the offer of AGL Shares under the Offer; or
- the offer of AGL Shares under the Offer.

8.12 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of AGL to induce them to become, or to qualify as, a director of AGL; or
- for services provided by any person referred to in Section 8.11 in connection with the formation or promotion of AGL or the offer of AGL Shares under the Offer.

Deloitte Corporate Finance Pty Limited has acted as Independent Reviewer of Directors' Forecasts. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Corporate Finance Pty Limited has also received other fees for advising AGL on other matters.

Deloitte Touche Tohmatsu has acted as Investigating Accountant to AGL. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Touche Tohmatsu has also received other fees for advising AGL on other matters and acting as its auditor.

Greenwoods & Freehills Pty Limited has acted as tax adviser to AGL in connection with the Offer. AGL has paid or agreed to pay up to $25,000 for these services to the date of this Bidder's Statement. AGL has also paid or agreed to pay Greenwoods & Freehills Pty Limited other fees for advising on other matters and AGL may pay or agree to pay it

additional fees (based on agreed hourly rates) for tax advisory services provided in connection with the Offer after the date of this Bidder's Statement.

8.13 Consents

None of the parties referred to in this Section 8.13:

- has authorised or caused the issue of this Bidder's Statement;
- makes, or purports to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this Section 8.13, and

to the maximum extent permitted by law, each expressly disclaims and takes no responsibility for any part of this Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this Section 8.13.

Deloitte Corporate Finance Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as Independent Reviewer of Directors' Forecasts in the form and context in which it is named. Deloitte Corporate Finance Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Independent Review of Directors' Forecasts in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Deloitte Touche Tohmatsu has given and has not withdrawn its consent to be named in this Bidder's Statement as Investigating Accountant to AGL in the form and context in which it is named. Deloitte Touche Tohmatsu has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Greenwoods & Freehills Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as tax adviser to AGL in the form and context in which it is named. Greenwoods & Freehills Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of its opinion letter in Section 7 in the form and context in which it appears, and to the references to that opinion letter in the Bidder's Statement in the form and context in which they appear.

Link Market Services Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as the registry for the purposes of receiving acceptances under the Offer in the form and context in which it is named.

A copy of the relevant parts of reports and statements of third parties which have been lodged either with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to you and other Alinta Shareholders who request a copy during the Offer Period. Requests can be made by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made from within Australia), or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). As required by the Corporations Act, calls to these numbers will be recorded.

8.14 Expiry date

No AGL Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

8.15 No other material information

There is no other information that:

- is material to the making of the decision by a holder of Alinta Shares whether or not to accept the Offer; and
- which is known to AGL,

other than:

- as set out or referred to elsewhere in this Bidder's Statement; or
- information which it would be unreasonable to require AGL to disclose because the information has previously been disclosed to holders of Alinta Shares.

9 The Offer

9.1 Offer

(a) AGL offers to acquire from you on the terms and conditions of this Offer all of Your Alinta Shares together with all Rights attaching to them.

(b) This Offer extends to all Alinta Shares in respect of which you become registered or in respect of which you become entitled to be registered as the holder prior to the end of the Offer Period as a result of the conversion of, or the exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(c) Offers on terms and conditions identical to those contained in this Offer have been dispatched or will be dispatched to:

(i) all holders of Alinta Shares registered as such in the Register on the Register Date; and

(ii) any person who becomes registered as the holder of Alinta Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(d) This Offer is dated [ ] April 2006.

9.2 Consideration for the Offer

(a) Subject to the terms of this Offer, in particular Section 9.10, the consideration offered by AGL for the acquisition of all Your Alinta Shares is 0.564 AGL Shares for each Alinta Share.

(b) Subject to Section 9.2(c), if you would otherwise become entitled to a fraction of an AGL Share as a result of your acceptance of this Offer in addition to the number of whole AGL Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to 1 AGL Share.

(c) If AGL reasonably believes that any parcel or parcels of Alinta Shares has or have been created or manipulated to take advantage of the rounding provision in Section 9.2(b), then any fractional entitlement to an AGL Share arising in relation to that parcel, or those parcels, will be rounded down to the nearest whole number so that the entitlement to AGL Shares arising in relation to each parcel consists of the whole number of AGL Shares only and the fractional entitlement will be disregarded.

9.3 Offer Period

(a) Unless the Offer Period is extended or the Offer is withdrawn, in either case in accordance with the requirements of the Corporations Act, this Offer will remain open for acceptance by you during the period commencing on the date of this Offer and ending at 5:00pm Perth time/7:00pm Sydney time on [ ] (**Offer Period**).

(b) Subject to the Corporations Act, AGL may extend the Offer Period.

(c) In addition, if, within the last 7 days of the Offer Period:

(i) this Offer is varied to improve the consideration offered; or

(ii) AGL's voting power in Alinta increases to more than 50.1%,

then the Offer Period will be mandatorily extended in accordance with section 624(2) of the Corporations Act so that it ends 14 days after the relevant event.

9.4 Acceptance

(a) You may accept this Offer only in respect of all of Your Alinta Shares.

(b) Subject to Section 9.5, to accept this Offer in respect of Alinta Shares which, at the time of acceptance, are registered in your name in the issuer sponsored sub-register operated by Alinta (in which case Your Alinta Shares are not in a CHESS Holding and your Securityholder Reference Number will commence with "I"), you must **complete** and **sign** the Acceptance Form enclosed with this Offer (which forms part of this Offer) in accordance with the instructions on it and **return** it together with all other documents required by those instructions (if any) to:

BY MAIL: AGL Offer
C/- Link Market Services
Locked Bag A14
Sydney South NSW 1235;

BY FAX: +61 2 9287 0303; or

BY HAND: AGL Offer
C/- Link Market Services
Level 12, 680 George Street
Sydney NSW 2000,

so that it is **received** at an address specified above by no later than the end of the Offer Period. A reply paid envelope, which is valid if sent from within Australia, is enclosed for your use.

If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration under this Offer to which you are entitled until your original Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received at an address specified above.

(c) To accept this Offer in respect of Alinta Shares which, at the time of acceptance, are held by you in a CHESS Holding (in which case your Holder Identification Number will commence with "X"), you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with the ASTC Settlement Rules:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC

Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

I if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

II otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete** and **sign** the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and **return** it (using the enclosed reply paid envelope, which is valid if sent from within Australia) together with all other documents required by those instructions to one of the addresses indicated on the Acceptance Form and as such authorise AGL to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. For return of the Acceptance Form to be an effective acceptance of the Offer under this Section 9.4(c)(ii)(B), it must be received by AGL in time for AGL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(d) To accept this Offer in respect of Alinta Shares in respect of which, at the time of acceptance, you are entitled to be registered but are not registered, you must **complete** and **sign** the Acceptance Form enclosed with this Offer in accordance with the instructions on it and **return** it together with all other documents required by those instructions to one of the addresses referred to in paragraph (b) so that it is received by no later than the end of the Offer Period.

(e) An acceptance of this Offer under Section 9.4(b), (c)(ii)(B) or (d) shall not be complete until the Acceptance Form, completed and signed in accordance with the instructions on it and all other documents required by those instructions, have been received at one of the addresses set out in Section 9.4(b). Notwithstanding the foregoing provisions of this Section 9.4, AGL may, in its absolute discretion, waive at any time prior to the end of the Offer Period all or any of the requirements specified in the Acceptance Form but payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved and such other documents as may be necessary to procure registration of the Alinta Shares have been lodged with AGL.

(f) The transmission of the Acceptance Form and other documents is at your own risk.

9.5 Entitlement to Offer

(a) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Alinta Shares (such an Alinta Share in this paragraph being called an **Entitlement Share**) then, in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person relating to the Entitlement Shares;

(ii) a corresponding Offer shall be deemed to have been made at that time to you relating to Your Alinta Shares other than the Entitlement Shares; and

(iii) this Offer shall be deemed immediately after that time to have been withdrawn.

(b) If at any time during the Offer Period and before the Offer is accepted, you hold Alinta Shares on trust for, as nominee for, or on account of, another person or persons, then a separate Offer shall be deemed, in accordance with section 653B(1)(b) of the Corporations Act, to have been made to you in relation to each parcel of Alinta Shares within Your Alinta Shares. An acceptance by you of the Offer in respect of any such distinct portion of Your Alinta Shares will be ineffective unless you have given AGL notice stating that Your Alinta Shares consist of separate parcels and your acceptance specifies the number of Alinta Shares in the distinct portions to which the acceptance relates. If *Your Alinta Shares are in a CHESS Holding, the notice may be transmitted in an* electronic form approved by the ASTC Settlement Rules. Otherwise, the notice must be given to AGL in writing.

(c) Beneficial owners whose AGL Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in having this Offer accepted in respect of the AGL Shares which they beneficially own.

9.6 Effect of acceptance

(a) By:

(i) completing, signing and returning an Acceptance Form in accordance with Section 9.4(b), (c)(ii)(B) or (d); or

(ii) causing this Offer to be accepted in accordance with the ASTC Settlement Rules if Your Alinta Shares are in a CHESS Holding,

you will, or will be deemed to, have:

(i) subject to section 650E of the Corporations Act and Section 9.5, irrevocably accepted this Offer in respect of all Your Alinta Shares;

(ii) subject to this Offer being declared free from the Defeating Conditions or such conditions being fulfilled, agreed to transfer Your Alinta Shares to AGL;

(iii) represented and warranted to AGL as a fundamental condition going to the root of the contract resulting from your acceptance of this Offer that, both at the time of acceptance of this Offer and at the time the transfer of Your Alinta Shares to AGL is registered, all of Your Alinta Shares are and will upon registration be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that you have full power and capacity (whether legal or equitable) to sell and transfer such Alinta Shares and that you have paid all amounts which at the time of acceptance have fallen due for payment in respect of those Alinta Shares;

(iv) authorised AGL (by any of its directors, officers, servants or agents), if necessary, to complete on the Acceptance Form correct details of Your Alinta Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer;

(v) irrevocably appointed AGL and each of its directors, secretaries and officers from time to time jointly and each of them severally as your true and lawful attorney, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, with power to exercise all powers and rights which you could lawfully exercise as the registered holder of Your Alinta Shares or in exercise of any right derived from the holding of Your Alinta Shares, including, without limiting the generality of the

foregoing, requesting Alinta to register Your Alinta Shares in the name of AGL, attending and voting at any meeting of Alinta Shareholders, demanding a poll for any vote taken at or proposing or seconding any resolutions to be considered at any meeting of Alinta Shareholders, requisitioning any meeting of Alinta Shareholders, signing any forms, notices or instruments relating to Your Alinta Shares and doing all things incidental or ancillary to any of the foregoing. You will, or will be deemed to, have acknowledged and agreed that in exercising such powers the attorney may act in the interests of AGL as the intended registered holder of those Alinta Shares. This appointment, being given for valuable consideration to secure the interest acquired in Your Alinta Shares, is irrevocable and terminates upon registration of a transfer to AGL of Your Alinta Shares;

(vi) agreed, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, and in the absence of a prior waiver of this requirement by AGL, not to attend or vote in person at any meeting of Alinta Shareholders or to exercise or purport to exercise any of the powers conferred on AGL or its nominee in Section 9.6(a)(v);

(vii) irrevocably authorised and directed Alinta to pay to AGL or to account to AGL for all Rights, subject, however, to any such Rights received by AGL being accounted for by AGL to you in the event that this Offer is withdrawn or avoided;

(viii) except where Rights have been paid or accounted for under Section 9.6(a)(vii), irrevocably authorised AGL to deduct from the consideration payable in respect of Your Alinta Shares, the value of any Rights paid to you which, where the Rights take a non-cash form, will be the value of those Rights as reasonably assessed by the Chairman of ASX or his or her nominee. This may involve reducing the number of AGL Shares to which you would otherwise be entitled under this Offer;

(ix) if, at the time of acceptance of this Offer, Your Alinta Shares are in a CHESS Holding, with effect from the date that either this Offer or any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, irrevocably authorised AGL to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer Your Alinta Shares to AGL's takeover transferee holding. AGL shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(x) agreed to indemnify AGL in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Alinta Shares being registered by Alinta without production of your Holder Identification Number for Your Alinta Shares;

(xi) if you are a Foreign Alinta Shareholder, irrevocably appointed AGL as your agent to receive any notice, including a Financial Services Guide (if any) (and any update of that document), that the Nominee and/or its broker may provide under the Corporations Act. Any such document will be made available by AGL on AGL's website (**www.agl.com.au**);

(xii) represented and warranted to AGL that, unless you have notified it in accordance with Section 9.5(b), Your Alinta Shares do not consist of several parcels of Alinta Shares; and

(xiii) agreed to execute all such documents, transfers and assurances that may be necessary or desirable to convey Your Alinta Shares and any Rights to AGL.

(b) If Your Alinta Shares are in a CHESS Holding and you complete, sign and return the *Acceptance Form in accordance with Section 9.4(c)(ii)(B) (which you are not bound, but* are requested, to do), you will be deemed to have irrevocably authorised AGL and any of its directors, secretaries or officers to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Alinta Shares which are in a CHESS Holding, in accordance with Rule 14.14 of the ASTC Settlement Rules if you have not already done so; and

(ii) give any other instructions in relation to Your Alinta Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and that Controlling Participant.

9.7 Dividends and other entitlements

(a) AGL will be entitled to all Rights declared, paid, made, or which arise or accrue at or after the Announcement Date in respect of Alinta Shares that it acquires pursuant to this Offer.

(b) If any Rights are declared, paid, made or arise or accrue in cash after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been paid to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value of such Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

(c) If any non-cash Rights are issued or made or arise or accrue after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been issued to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value (as reasonably assessed by the Chairman of ASX or his or her nominee) of such non-cash Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

9.8 Defeating Conditions

(a) Subject to paragraph (b), this Offer and the contract resulting from the acceptance of this Offer (and each other Offer and each contract resulting from the acceptance thereof) are subject to the following conditions being fulfilled or waived by AGL:

(i) 90% minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

(ii) ACCC

Before the end of the Offer Period, either:

(A) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to section 50 of the Trade Practices Act; or

(B) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

(iii) Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in sub-paragraph (ii)), including (without limitation):

(A) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(B) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(iv) No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(A) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) no action or investigation is announced, commenced or threatened by any Public Authority; and

(C) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by this Bidder's Statement (including implementing the intentions expressed in this Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

(v) No material adverse change

Between the Announcement Date and the end of the Offer Period:

(A) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(B) no event, matter or thing, as described in sub-paragraph (A), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(vi) No material transactions

None of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

(A) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(B) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(C) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(D) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(E) Alinta or any subsidiary of Alinta amends its constitution or the terms of issue of any of its shares, options or other convertible securities;

(F) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(G) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(H) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (A) - (D) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(I) Alinta or any subsidiary of Alinta:

- creates or enters into an option in respect of; or
- does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (A) – (D) above; or

(J) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (A) – (I) above.

(vii) Market change condition

Before the end of the Offer Period the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

(viii) Change in control

(A) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

- any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;
- any such agreement or other instrument being terminated or modified;
- any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;
- the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or
- the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(B) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(C) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(ix) Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 Business Days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(C) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

(x) No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(A) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(B) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(C) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(E) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(F) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(G) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(H) Alinta or a subsidiary of Alinta resolving that it be wound up;

(I) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(J) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(K) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(L) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(M) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

(b) The Defeating Conditions are conditions subsequent. Further, each of the Defeating Conditions is a separate and distinct condition and shall not be taken to limit the meaning or effect of any other Defeating Condition. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell Your Alinta Shares resulting from your acceptance of this Offer coming into effect, but entitles AGL by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the provisions of the Corporations Act, AGL alone has the benefit of the Defeating Conditions and any breach or non-fulfilment of any such Defeating Conditions may be relied on only by AGL.

(d) The date specified for the giving of the notice referred to in section 630(3) of the Corporations Act as to the status of the Defeating Conditions is [ ] 2006, subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended in accordance with the Corporations Act.

(e) Subject to the Corporations Act, AGL may free the Offer and any contract resulting from acceptance of the Offer from all or any of the Defeating Conditions generally or in relation to a specific occurrence by giving notice in writing to Alinta and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the Defeating Conditions in Section 9.8(a)(x) – not later than three Business Days after the end of the Offer Period; and

(ii) in the case of the other Defeating Conditions – not less than seven days before the end of the Offer Period.

(f) If at the end of the Offer Period in respect of the Defeating Conditions:

(i) AGL has not declared this Offer and all other Offers made by AGL under the Bid and all contracts resulting from the acceptance of Offers to be free from the conditions; and

(ii) the conditions have not been fulfilled,

then all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from whose acceptance binding contracts have not yet resulted are void. In that event, AGL will, if you have accepted this Offer:

(iii) return at your risk your Acceptance Form together with all documents forwarded by you with that form to your address as shown in the Acceptance Form; or

(iv) if Your Alinta Shares are in a CHESS Holding, notify ASTC under the ASTC Settlement Rules that the contract resulting from your acceptance of the Offer is avoided.

9.9 Obligations of AGL

(a) Subject to this Section 9.9 and the Corporations Act, AGL will provide the consideration for Your Alinta Shares by the end of whichever of the following periods ends earlier:

(i) one month after the Offer is accepted or, if the Offer is subject to a Defeating Condition when accepted, within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period.

Under no circumstances will interest be paid on the consideration for Your Alinta Shares under this Offer, regardless of any delay in making payment or any extension of this Offer.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, AGL will provide the consideration in accordance with paragraph (a);

(ii) if that document is given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if the document is given after your acceptance and before the end of the Offer Period while the Offer is not subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the document is received; or

(B) 21 days after the end of the Offer Period; or

(iv) if that document is received after the end of the Offer Period, AGL will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, this Offer is still subject to a Defeating Condition that relates to a circumstance or event specified in Section 9.8(a)(xi), AGL will provide the consideration within 21 days after the Offer becomes, or is declared, unconditional.

(c) The obligation of AGL to allot and issue any AGL Shares to which you are entitled under this Offer will be satisfied:

(i) by AGL entering your name on the register of members of AGL; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the Register on the Register Date. If Your Alinta Shares are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the Register.

(d) If, at the time of acceptance of this Offer, or provision of any consideration under it, any authority or clearance of the Reserve Bank of Australia or of the ATO is required for you

to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(i) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v) any law of Australia that would make it unlawful for AGL to provide the consideration payable under the Offers,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by AGL. Please refer to Section 8.7 for information as to whether this restriction applies to you.

9.10 Foreign Alinta Shareholders

(a) If you are a Foreign Alinta Shareholder, then unless AGL otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to issue you with AGL Shares on acceptance of the Offer; and

(ii) it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia and its external territories,

you will not be entitled to receive AGL Shares as the consideration for Your Alinta Shares by reason of your acceptance of the Offer and if you accept the Offer AGL will:

(iii) arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for this Section 9.10(a);

(iv) cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and

(v) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

- **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all AGL Shares under this Section 9.10(a) less brokerage and other sale expenses;
- **A** is the number of AGL Shares which AGL would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and
- **B** is the total number of AGL Shares issued to the Nominee under this Section 9.10(a).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk by pre-paid airmail to your address as shown on the Register on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(b) Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Foreign Alinta Shareholders to receive AGL Shares as set out in Section 9.10(a).

9.11 Official quotation of AGL Shares

(a) The consideration offered by AGL under the Offer comprises AGL Shares. The AGL Shares offered as consideration will be issued by AGL fully paid and will rank equally with existing AGL Shares from their date of issue.

(b) AGL has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the AGL Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

(d) AGL will make an application to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the AGL Shares to be issued as consideration under the Offer.

9.12 Withdrawal

(a) AGL may withdraw this Offer at any time with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent. Notice of any withdrawal will be given to ASX and Alinta and will comply with any other conditions imposed by ASIC.

(b) If AGL withdraws this Offer, any contract resulting from its acceptance will automatically be void.

9.13 Variation

AGL may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.14 Costs, taxes and GST

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of this Offer will be paid by AGL. No GST is payable as a consequence of the Offer.

9.15 Notices

(a) Any notices to be given by AGL to Alinta under the Bid may be given to Alinta by leaving them at, or sending them by pre-paid ordinary post to, the registered office of Alinta or by sending them by facsimile transmission to Alinta at its registered office.

(b) Any notices to be given to AGL by you or by Alinta under the Bid may be given to AGL by leaving them at or sending them by pre-paid ordinary post to AGL at one of the addresses referred to in Section 9.4(b).

(c) Any notices to be given by AGL to you under the Bid may be given to you by leaving them at or sending them by pre-paid ordinary post or if your address is outside Australia, by airmail, to your address as shown in the Register.

9.16 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in NSW.

10 Glossary and Interpretation

Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AAM or **Alinta Asset Management** means Alinta Network Services and National Power Services, together.

AASB 139 means Australian Accounting Standard AASB139 "Financial Instruments: Recognition and Measurement".

Adj means adjustments.

ACCC means the Australian Competition and Consumer Commission.

ACCC Undertakings means the draft undertakings under section 87B of the Trade Practices Act provided by AGL to ACCC and which are set out in Annexure G.

Acceptance Form means the form of acceptance of the Offer enclosed with this Offer and the Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of AGL.

ACT means Australian Capital Territory.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means The Australian Gas Light Company ABN 95 052 167 405.

AGL Board means the board of directors of AGL.

AGL Demerger Booklet means the demerger scheme booklet issued by AGL and dated 13 February 2006 in relation to the Original AGL Demerger.

AGL Director means a director of AGL.

AGL Energy means the current energy businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

AGL Group means AGL and its Related Entities as at the date of this Bidder's Statement.

AGL Infrastructure means the current infrastructure businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

AGL LTIP has the meaning given to that term in Annexure F.

AGL LTIP Rights has the meaning given to that term in Section 2.1(c).

AGL Management Share Plan has the meaning given to that term in Annexure F.

AGL Share Loan Plan has the meaning given to that term in Annexure F.

AGL Share Purchase Plan has the meaning given to that term in Annexure F.

AGL Share Reward Plan has the meaning given to that term in Annexure F.

AGL Shareholder means a person who is registered as the holder of AGL Shares.

AGL Shares means fully paid ordinary shares in AGL.

AGL/Alinta Energy means the company currently named AGL Energy Limited ACN 115 061 375 which (subject to the approval of AGL as its sole shareholder) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AGL/Alinta Energy Share means a fully paid ordinary share in AGL/Alinta Energy.

AGL/Alinta Infrastructure means the company currently named The Australian Gas Light Company ABN 95 052 167 405 which (subject to AGL Shareholder approval) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, the listed stapled security entity comprising Alinta Infrastructure Trust, Alinta Infrastructure Investment Trust and Alinta Infrastructure Limited.

Alinta means Alinta Limited ABN 40 087 857 001.

Alinta Bid means the Alinta Offers to acquire all of the AGL Shares, on the terms set out in the Alinta Bidder's Statement.

Alinta Bidder's Statement means the replacement bidder's statement dated 31 March 2006 given by Alinta GH to AGL under Part 6.5 of the Corporations Act which replaced the original bidder's statement given by Alinta GH to AGL dated 24 March 2006.

Alinta Board means the board of directors of Alinta.

Alinta DESP means the Alinta Deferred Employee Share Plan as described in Section 3.5.

Alinta Director means a director of Alinta.

Alinta Energy means the current energy businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned subsidiary of Alinta.

Alinta Group means Alinta and its Related Entities as at the date of this Bidder's Statement.

Alinta Infrastructure means the current infrastructure businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

Alinta Infrastructure Investment Trust means Alinta Infrastructure Investment Trust ARSN 115 766 179.

Alinta Infrastructure Limited means Alinta Infrastructure Limited ABN 63 108 311 100.

Alinta Infrastructure Trust means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta Network Services means Alinta Asset Management Pty Ltd ABN 52 104 352 650 (formerly called Alinta Network Services Pty Ltd).

Alinta Options means any options to acquire Alinta Shares that have been granted by Alinta to any employee or director of Alinta or any subsidiary of Alinta under any option plan established by Alinta, including the Alinta Executive Option Plan.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Shareholder means a person who is registered as the holder of Alinta Shares in the Register.

Alinta Shares means fully paid ordinary shares in Alinta.

Alinta Offer or **Alinta's Offer** means, as the context requires, the offer by Alinta GH for AGL Shares contained in Part E of the Alinta Bidder's Statement, or the off-market takeover bid constituted by that offer, and **Alinta Offers** means the several like offers which together constitute the Alinta Bid.

AlintaGas Networks means AlintaGas Networks Pty Ltd ABN 90 089 531 975 which owns a gas distribution network in Western Australia.

Announcement Date means 13 March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APS or **Alinta Power Services** means Alinta Power Services Pty Ltd ABN 16 108 664 151.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in section 12 of the Corporations Act.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

Bairnsdale Power Station means the 94 MW gas-fired power station located at Bairnsdale in Victoria.

BHP Billiton DRI Litigation means the proceedings commenced by Alinta DEWAP Pty Ltd ABN 78 058 070 698 against BHP Billiton Direct Produced Iron Pty Ltd and BHP Billiton Minerals Pty Ltd regarding interruptions in the supply of electricity to the HBI Plant in 2000 and 2001.

Bid means the Offers to acquire all of the Alinta Shares, on the terms set out in this Bidder's Statement.

Bid Period means the period between the date on which this Bidder's Statement was provided to Alinta and the end of the Offer Period (both inclusive).

Bidder's Statement means this document, being the bidder's statement of AGL under Part 6.5 of the Corporations Act relating to the Offer.

BOC means BOC Limited ABN 15 000 029 729.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Alinta Shares on the CHESS subregister of Alinta.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

CPI means Australian Consumer Price Index.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

Dampier to Bunbury Natural Gas Pipeline or **DBNGP** means the gas transmission pipeline that runs between Dampier and Bunbury in Western Australia.

Defeating Condition means each condition of the Offer set out in Section 9.8(a).

Divestment Businesses has the meaning given to that term in Section 4.4.

DPS means dividends per share.

Eastern Gas Pipeline means the gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres.

EBIT means profit from ordinary activities before finance costs and income tax expense.

EBITDA means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation.

Electricity Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Elgas means Elgas Ltd ABN 85 002 749 260.

Entitlement Share has the meaning given to that term in Section 9.5(a).

EPS means earnings per share.

ESC means the Essential Services Commission, established under the Essential Services Commission Act 2001 (Vic).

FEED means front end engineering and design.

Foreign Alinta Shareholder means an Alinta Shareholder whose address as shown in the Register is in a jurisdiction other than Australia or its external territories or the United States of America, unless AGL otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to an Alinta Shareholder in the relevant jurisdiction and to issue AGL Shares to such an Alinta Shareholder on the acceptance of the Offer, and that it is not unlawful for such an Alinta Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gas Corporation Act has the meaning given to that term in Section 4.2.

Gas Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile described in Section 1.2(k).

GL means gigalitres, a measure of water volume.

GL/a means GL per annum.

Glenbrook Power Station means the 112 MW cogeneration power station situated at Glenbrook, near Auckland, on New Zealand's North Island.

Goldfields Gas Pipeline means the natural gas transmission pipeline which transports gas from the Carnavon Basin to Kalgoorlie in the goldfields of Western Australia.

Great Energy Alliance Corporation means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ABN 70 002 945 655.

Holder Identification Number or **HIN** means the number used to identify an Alinta Shareholder on the CHESS subregister of Alinta.

IFRS means International Financial Reporting Standards.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure B.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ABN 19 003 833 127.

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Annexure A.

IPART means the Independent Pricing and Regulatory Tribunal (NSW).

Listing Rules means the listing rules of ASX as amended or varied from time to time.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

McConnell Dowell Litigation means the proceedings brought by McConnell Dowell Constructions (Aust) Pty Ltd ABN 71 002 929 017 against Alinta DTH Pty Ltd ABN 36 083 052 019 and Alinta DAO Pty Ltd ABN 17 083 050 319 regarding a dispute in relation to a pipeline construction project in Tasmania.

Merchant Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Merged Group means AGL and its Related Entities following AGL acquiring control of Alinta, including Alinta Group.

MRDC means the PNG company representing the interests of certain PNG landowners.

Multinet means the Multinet Gas Partnership, comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122, which owns a gas distribution network in Victoria.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

National Power Services means Alinta Asset Management (2) Pty Ltd ABN 82 073 613 733 (formerly called National Power Services Pty Ltd).

NEM means National Electricity Market.

Newman Power Station means the 105 MW rating gas-fired power station owned by AIH and located within the Mount Newman Joint Venture mining lease, adjacent to the Newman mining township in the Pilbara region of Western Australia.

NGC means NGC Holdings Limited, a company registered in New Zealand.

Nominee means a nominee to be appointed by AGL and approved by ASIC.

NRG Flinders means Flinders Osborne Trading Pty Ltd ACN 094 183 749.

NSW means New South Wales.

Offer, **AGL Offer** or **AGL's Offer** means, as the context requires, the offer for Alinta Shares contained in Section 9, or the off-market takeover bid constituted by that offer, and **Offers** means the several like offers which together constitute the Bid, as varied in accordance with the Corporations Act.

Offer Period means the period during which Offers will remain open for acceptance in accordance with Section 9.3.

Oil Search means Oil Search Limited ARBN 055 079 868.

Original AGL Demerger means the proposed demerger scheme which AGL announced on 31 October 2005 and which was detailed in the AGL Demerger Booklet.

PAT means profit after income tax expense.

Petronas means Petroliam Nasional Bhd, the Malaysian national petroleum company.

PJ means petajoules, being one million gigajoules. A measure of energy.

PJ/a means PJ per annum.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan and the AGL Management Share Plan, as the context requires.

Plan Participant means a participant in a Plan.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory (including delivery points on the Mt Isa to Ballera Gas Pipeline, the Moomba to Sydney Pipeline, Moomba to Adelaide Pipeline and Rockhampton to Wallumbilla Pipeline) to transport PNG gas to markets in Queensland, the Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil Exploration Limited and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Port Hedland Power Station means the 175 MW gas-fired power station owned by AIH consisting of five 35 MW units located at two individual sites in the Pilbara mining region of Western Australia.

Post-Bid Demerger *means the intended demerger of the combined infrastructure and* services businesses and combined energy businesses of AGL and Alinta following the completion of the Offer as further described in Section 4.3.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to the takeover bid the subject of this Bidder's Statement). It also includes any governor-in-council, minister of state or other government official and any self-regulatory organisation established under statute or any stock exchange.

QAL Litigation means the proceedings brought by Queensland Alumina Limited ABN 98 009 725 044 against Alinta DQP Pty Ltd ABN 97 083 050 284 and Alinta DEQP Pty Ltd ABN 70 083 050 104 in relation to alleged breaches of a gas transportation agreement in respect of the Queensland Gas Pipeline.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register means the register of Alinta Shareholders maintained by Alinta in accordance with the Corporations Act.

Register Date means the date to be specified by AGL by notice to Alinta under section 633(2) of the Corporations Act.

Related Entity means in relation to a person, any entity which is a subsidiary of that person or which is in an economic entity (as defined in any approved Australian Accounting Standard) that is controlled by that person.

Retail Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from or in respect of the Alinta Shares, whether directly or indirectly, including without limitation all rights to receive dividends (and any attaching franking credit), to receive or subscribe for shares, units, notes, options or other securities and to receive all other distributions or entitlements declared, paid, made or issued by Alinta or any subsidiary of Alinta after the Announcement Date.

Securityholder Reference Number or **SRN** means the number allocated by Alinta to identify an Alinta Shareholder on its issuer sponsored subregister.

Share Registry means Link Market Services Limited ABN 54 083 214 537.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point wind farm in South Australia, acquired by AGL in November 2005.

Sydney CSM Project has the meaning given to that term in Section 1.2(l).

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

S&P/ASX 50 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 200 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Takeover Transferee Holding means the CHESS Holding to which Alinta Shares are to be transferred pursuant to acceptances of the Offer.

Tasmanian Gas Pipeline means the subsea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

TEPCO means The Tokyo Electric Power Company, Incorporated.

TJ means terajoules. A measure of energy.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by ActewAGL.

United Energy or **UED** means United Energy Distribution Pty Limited ABN 70 064 651 029 which owns an electricity distribution network in Victoria.

US$ means the lawful currency of the United States of America.

VicHub Interconnect means the interconnect facility at Longford which allows gas to flow between the Tasmanian Gas Pipeline, the Eastern Gas Pipeline and the principal gas transmission system in Victoria.

Victorian Electricity Industry Act means Electricity Industry Act 2000 (Vic).

WA-Related Provisions has the meaning given to that term in Section 4.2.

WLPG means Alinta's Wesfarmers LPG contract.

Your Alinta Shares means, subject to Sections 9.5(a) and 9.5(b), the Alinta Shares in respect of which you are registered or entitled to be registered as holder in the Register at 9:00am on the Register Date and any new Alinta Shares of which you are registered or entitled to be registered as the holder in the Register from 9:00am on the Register Date to the end of the Offer Period as a result of the conversion of, or exercise of rights attached to securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue at 9:00am on the Register Date, and to which you are able to give good title at the time you accept the Offer during the Offer Period.

Interpretation

(a) Annexures to the Bidder's Statement form part of this Bidder's Statement.

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Bidder's Statement and in the Acceptance Form unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Bidder's Statement.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to Sections are to sections of this Bidder's Statement.

(f) References to paragraphs are references to paragraphs within the Section in which the reference to the paragraph is made.

(g) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

(h) References to "dollars", "$" or "cents" are to Australian currency, unless stated otherwise.

11 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by all the directors of The Australian Gas Light Company.

Dated 5 May ~~24 April~~ 2006

Signed for and on behalf of The Australian Gas Light Company by:

~~Mark Johnson~~David Craig
Director

ANNEXURES

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

24 April 2006

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Deloitte Touche Tohmatsu has been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Bidder's Statement to be dated on or about 24 April 2006, and to be issued by AGL in respect of its proposed acquisition of Alinta Limited ("Alinta").

Expressions defined in the Bidder's Statement have the same meaning in this Report.

Historical Financial Information

Deloitte Touche Tohmatsu has been requested to prepare a report covering the AGL Group Pro forma Consolidated Historical Financial Information, the Alinta Group Pro forma Consolidated Historical Financial Information, the Pro forma Merged Group Historical Financial Information and the Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information described below and disclosed in the Bidder's Statement.

AGL Group Pro forma Consolidated Historical Financial Information

The AGL Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "AGL Group Pro forma Consolidated Historical Financial Information".

The AGL Group Pro forma Consolidated Historical Financial Information set out Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005 that were audited by Deloitte Touche Tohmatsu. The audit opinions issued by Deloitte Touche Tohmatsu to the members of AGL relating to those financial statements were unqualified.

Alinta Group Pro forma Consolidated Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the publicly available consolidated financial statements of Alinta and its controlled entities for the half years ended 30 June 2005 and 30 June 2004 and the financial years ended 31 December 2005 and 31 December 2004 ("the publicly available Alinta financial statements"). The financial information disclosed in the publicly available Alinta financial statements has been recalculated by AGL on a year ended 30 June 2005 and a half year ended 31 December 2005 basis, as described in Section 5.2 (b) of the Bidder's Statement, so as to align Alinta's financial year with that of AGL (30 June).

The Alinta Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of Alinta and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005; and
- The Pro forma Consolidated Historical Balance Sheet of Alinta and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Alinta Group Pro forma Consolidated Historical Financial Information".

The publicly available Alinta financial statements were audited or reviewed by Alinta's external auditor, an accounting firm other than Deloitte Touche Tohmatsu. These audits and reviews were carried out in accordance with Australian Auditing Standards and the corresponding audit opinions and review statements issued to the members of Alinta relating to those consolidated financial statements, were unqualified.

Pro forma Merged Group Historical Financial Information

The Pro forma Merged Group Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Merged Group Historical Income Statements and Pro forma Merged Group Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Merged Group Historical Balance Sheet as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Pro forma Merged Group Historical Financial Information".

The Pro forma Merged Group Historical Financial Information, has been compiled from the AGL Group Pro forma Consolidated Historical Financial Information and the Alinta Group Pro forma Consolidated Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.3; figures 4; 5 and 6 of the Bidder's Statement.

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, as set out in Section 5.4: figures 7 and 8 of the Bidder's Statement, comprises:

- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Income Statements and Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Balance Sheets as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.4: figures 7 and 8 of the Bidder's Statement,

together, the "Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information".

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, has been derived from the Pro forma Merged Group Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.4: figures 7 and 8 of the Bidder's Statement.

The AGL Directors are responsible for the preparation and presentation of the:

- AGL Group Pro forma Consolidated Historical Financial Information;
- Alinta Group Pro forma Consolidated Historical Financial Information;
- Pro forma Merged Group Historical Financial Information; and
- Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information;

including the determination of the Pro forma adjustments,

collectively, the "Pro forma Historical Financial Information".

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian equivalents to International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Scope

We have conducted our review of the Pro forma Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro forma Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the half year ended 31 December 2005, and the accounting policies adopted by Alinta as disclosed in the publicly available consolidated financial statements of Alinta for the year ended 31 December 2005; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro forma Historical Financial Information.

Limitations of scope in respect of Pro forma Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information has been extracted from publicly available financial information. The Directors have made various assumptions in order to present the Alinta Group Pro forma Consolidated Historical Financial Information, which have not been discussed with Alinta management or verified to supporting accounting records. Accordingly, our review of the Alinta Group Pro forma Consolidated Historical Financial Information is substantially less in scope than an audit or review examination of the underlying financial information from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived. We do not express any audit opinion, or review statement, in relation to the publicly available Alinta financial statements from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived.

As set out in Section 5.3 (f) of the Bidder's Statement the calculation of goodwill and the fair value of assets acquired by AGL on acquisition accounting of Alinta under AIFRS have been determined provisionally based on the limited publicly available financial information in respect of Alinta.

Review Statement

Based on our review, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information is not presented fairly in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the half year ended 31 December 2005.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2005 would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the proposed acquisition other than the preparation of this Report, the preparation of the Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

Deloitte.

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
AFSL No 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 - Financial Services Guide

24 April 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to give general financial product advice in the form of a report to be provided to you in connection with AGL's Bidder's Statement in respect of the Company's offer to acquire all of the shares in Alinta Limited ("Alinta") ("the Proposed Acquisition of Alinta"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide general financial product advice in respect of:
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  - interests in managed investment schemes including investor directed portfolio services
  - securities.
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having

regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

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Our fees are usually determined on an hourly basis, however there may be a fixed amount or an amount derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $75,000.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility

The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

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If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
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If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
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Specific contact details for lodging a compliant with the ICAA can be obtained from their website at:
http://www.icaa.org.au/about/index.cfm

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf

Deloitte.

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

24 April 2006

Dear Directors

REVIEW OF DIRECTORS' FINANCIAL FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australian Gas Light Company ("AGL" or "the Company") for inclusion in a Bidder's Statement to be issued by the Company in respect of its proposed acquisition of Alinta Limited ("Alinta"). Deloitte Corporate Finance Pty Limited ("Deloitte") is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Scope of Report

The Directors are solely responsible for the preparation and presentation of the financial forecasts and the information contained therein, including the assumptions on which they are based.

Pro forma financial forecasts have been prepared for:

i) the Company and its controlled entities, including separate disclosure of AGL's energy and infrastructure businesses, for the years ending 30 June 2006 and 30 June 2007, as presented in section 5.5 (b) (i) of the Bidder's Statement;

ii) Alinta and its controlled entities, including separate disclosure of Alinta's energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (c) (i) of the Bidder's Statement; and

iii) the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i) of the Bidder's Statement;

collectively, the Financial Forecasts.

We have reviewed the Financial Forecasts together with the assumptions on which the Financial Forecasts are based as set out in sections 5.5 (b) (iv), 5.5 (c) (iii), and 5.5 (d) (ii) of the Bidder's Statement in order to give a statement thereon to the Directors of the Company.

Our review of the Financial Forecasts has been conducted in accordance with AUS 902 "Review of Financial Reports". Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Financial Forecasts and the evaluation of accounting policies used in the Financial Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Financial Forecasts, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Financial Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Bidder's Statement and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Financial Forecasts.

Directors' Financial Forecasts

The Financial Forecasts have been prepared by management and adopted by the Directors in order to provide a guide to the potential financial performance of the Company for the years ending 30 June 2006 and 30 June 2007, Alinta for the year ending 30 June 2007 and the Merged Group, including separate disclosure of the merged energy and infrastructure businesses for the year ending 30 June 2007. There is a considerable degree of subjective judgement involved in preparing Financial Forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Financial Forecasts have been prepared using assumptions summarised in the Bidder's Statement which are based on best-estimate assumptions relating to future events that Directors' expect to occur and actions that management expect to take.

As disclosed in section 5.5 (b) (iv), the forecast income statements assume that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Financial Forecasts as the Directors do not believe that they can be reliably estimated.

The sensitivity analysis set out in sections 5.5 (b) (v) and 5.5 (c) (iv) of the Bidder's Statement demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.



Limitations of Scope

The forecast financial information in respect of Alinta and Alinta's energy and infrastructure businesses is presented by the Directors of AGL for the year ending 30 June 2007 in section 5.5 (c) (i) of the Bidder's Statement. Alinta has a December financial year end and the financial information presented by Alinta in its Bidder's Statement is for the years ending 31 December 2006 and 31 December 2007. The Directors of AGL have therefore made a number of assumptions based on an analysis of historical seasonality of Alinta's results derived from publicly available information in converting this financial information into a pro forma financial forecast for the year ending 30 June 2007.

The pro forma forecast for the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (d) (i). of the Bidder's Statement includes certain cost synergies that the Directors reasonably expect to be able to achieve given their knowledge of the AGL business and their analysis of publicly available information concerning Alinta, as contained in the assumptions set out in section 5.5 (c) (iii).

The pro forma forecast for the Merged Group including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i). of the Bidder's Statement, also includes interest and taxation expense forecasts on the basis of publicly available information in respect of Alinta and the Directors' forecast of the likely debt structure of the businesses.

Neither the Directors of AGL nor Deloitte have had access to information concerning Alinta that is not publicly available. The forecast financial information of the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, as presented in section 5.5 (d) (i). of the Bidder's Statement should be considered in light of this limitation.

Review Statement

Subject to the limitations of scope described above, based on our review of the Financial Forecasts, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions which give rise to the Financial Forecasts, nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumptions, as set out in the Bidder's Statement, do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Actual financial performance is likely to be different from the Financial Forecasts since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Financial Forecasts will be achieved.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the proposed acquisition other than the preparation of this report, the preparation of the Investigating Accountant's Report, provision of financial due diligence and other related services in relation to

the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this Review of Directors' Forecasts report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Corporate Finance Pty Limited makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

Johan Duivenvoorde
Director

Annexure C - ASX announcements in relation to AGL since 30 June 2005

Date	Announcement
03-May-2006	Joint study costs greenhouse gas reductions
02-May-2006	Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Initial Director's Interest Notice
02-May-2006	Commencement of role of CEO
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL infrastructure merger with Alinta
26-Apr-2006	ALN: ALN merges with AGLs infrastructure assets
26-Apr-2006	ALN: Alinta and AGL Agreement
26-Apr-2006	Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	ALN Open Letter to Alinta Shareholders
24-Apr-2006	Bidder's Statement for ALN
24-Apr-2006	AGL offer to Alinta Shareholders
24-Apr-2006	ASX Advice Change of Share Registry
24-Apr-2006	Details of Share Registry address
24-Apr-2006	Takeovers Panel declares unacceptable circumstances
24-Apr-2006	ALN: Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
21-Apr-2006	Change of Director's Interest Notice
20-Apr-2006	ALN Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	ALN Bidder's Statement
13-Apr-2006	OSH: Adjustment of AGL Asset Sale Price
12-Apr-2006	ALN: Alinta Offer to Open
12-Apr-2006	SGL: Production/Sales & Exploration Report – March 2006
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	Letter to Shareholders
7-Apr-2006	Paul Anthony Commences as CEO
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	CUE: SE Gobe-13 Well begins drilling
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Becoming a substantial holder from AIH
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statements (1 of 3)
30-Mar-2006	AGL short listed for water recycling project
29-Mar-2006	ACCC undertakings for Alinta Offer
29-Mar-2006	ACCC undertakings for Alinta Offer
28-Mar-2006	OSH: First Production from SE Mananda
27-Mar-2006	Change in substantial holding from ALN
24-Mar-2006	AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	ALN: Alinta lodges Bidder's Statement
24-Mar-2006	ALN: Lodgement of Bidder's Statement
23-Mar-2006	Chairman's Letter to Shareholders
20-Mar-2006	Letter to Shareholders
20-Mar-2006	Update on Alinta's Bid for AGL
20-Mar-2006	AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
16-Mar-2006	Change of Directors Interest Notice x 6

Date	Announcement
14-Mar-2006	ALN: Letter to Shareholders re AGL Offer
14-Mar-2006	Federal Court approves request to cancel Demerger Meeting
13-Mar-2006	ALN: Board Rejects AGL Takeover Proposal
13-Mar-2006	ALN: AGL Merger Proposal
13-Mar-2006	AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	ALN: Alinta/AGL Merger Update
10-Mar-2006	Finalises Confidentiality Agreement with Alinta
9-Mar-2006	ALN Letter to Shareholders re AGL
8-Mar-2006	Letter to Shareholders
6-Mar-2006	SGL: 30% Increase in proven & probable reserves
3-Mar-2006	Final Directors Interest Notice
3-Mar-2006	AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
2-Mar-2006	SGL: Amendment to Announcement CGP on track to meet 14.5 PJ
2-Mar-2006	SGL:CGP on track to meet 14.5 PJ per yr AGL Supply Agreement
1-Mar-2006	ALN: Update – AGL
28-Feb-2006	2006 Half Year Financial Results
28-Feb-2006	Half Year Results Media Release
28-Feb-2006	Half Yearly Report/Half Year Accounts
24-Feb-2006	ALN: Progress of Preliminary Arrangements
24-Feb-2006	ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding from ALN
23-Feb-2006	ASX Update
23-Feb-2006	Ceasing to be a substantial holder
22-Feb-2006	ALN: Re Discussions with AGL
22-Feb-2006	Becoming a substantial holder from ALN
22-Feb-2006	Media Release: ASX Statement
22-Feb-2006	ALN: Reaches 19.9% Stake in AGL
21-Feb-2006	Statement re: Alinta Ltd
21-Feb-2006	ALN: Increases Stake in AGL to 12.9%
21-Feb-2006	ALN: Acq 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	ASX Statement
20-Feb-2006	Change in substantial holding
17-Feb-2006	AGL achieves financial close on PNG equity
17-Feb-2006	OSH: Completion of asset sale to AGL
16-Feb-2006	MFI: Moomba-Sydney Ethane Pipeline
13-Feb-2006	Scheme Booklet Analyst Presentation
13-Feb-2006	Scheme Booklet Attachments
13-Feb-2006	Scheme Booklet Detailed Information
13-Feb-2006	Scheme Booklet Overview
13-Feb-2006	AGL release demerger Scheme Booklet
9-Feb-2006	First PNG Gas Sales to NRG Flinders
3-Feb-2006	Demerger Proposal Update
2-Feb-2006	ALN: Market Speculation on Alinta's Interest in AGL
31-Jan-2006	To build Australia's largest wind farm
23-Jan-2006	Becoming a substantial holder
20-Jan-2006	CEO & Board Appointments for demerged companies
16-Jan-2006	Open Briefing AGL MD on Upstream PNG Deal
16-Jan-2006	Concludes $5 billion PNG Gas deals
16-Jan-2006	OSH: Early completion of AGL Transaction
29-Dec-2005	SG & AGL JV Convertible Notes Financing Arrangements
21-Dec-2005	Amends Gas Portfolio Arrangements
13-Dec-2005	Southern Hydro Investor Tour – Presentation
5-Dec-2005	MD Conference Presentation 5 December 2005
30-Nov-2005	Completes Southern Hydro acquisition
22-Nov-2005	Change of Directors Interest Notice x 6

Date	Announcement
15-Nov-2005	Completes Sydney Gas Joint Venture
15-Nov-2005	Media Release: AGL Plans NSW gas power site
15-Nov-2005	SGL: Completion of JV Arrangement with AGL
15-Nov-2005	UBS presentation AGL MD
14-Nov-2005	Loy Yang Power secures refinancing
7-Nov-2005	Change of Directors Interest Notice
2-Nov-2005	SGL: AGL Loan Facility
2-Nov-2005	SGL: Early Repayment of Chimaera Capital CUB Facility
31-Oct-2005	Final Share Buy-Back Notice
31-Oct-2005	Investor Presentation AGL demerger
31-Oct-2005	Chairman's Letter to Shareholders
31-Oct-2005	Open Briefing AGL MD on Southern Hydro Acquisition
31-Oct-2005	Open Briefing AGL Chairman on Demerger
31-Oct-2005	AGL acquires Southern Hydro
31-Oct-2005	AGL Demerger
27-Oct-2005	New gas power station for Townsville
21-Oct-2005	Final Directors Interest Notice
19-Oct-2005	Improved ESC decision on Victorian network
18-Oct-2005	AGL Second Sustainability Report 2005
18-Oct-2005	AGM Resolutions 2005
18-Oct-2005	AGL AGM Managing Director Presentation 2005
18-Oct-2005	2005 AGM Chairman's Address
14-Oct-2005	Daily Share Buy-Back Notice
13-Oct-2005	Daily Share Buy-Back Notice
12-Oct-2005	Daily Share Buy-Back Notice
11-Oct-2005	Daily Share Buy-Back Notice
7-Oct-2005	Ceasing to be a substantial holder
7-Oct-2005	Daily Share Buy-Back Notice
6-Oct-2005	OSH: Olympic Dam contract lapses - 6 October 2005
6-Oct-2005	Daily Share Buy-Back Notice
29-Sep-2005	Daily Share Buy-Back Notice
28-Sep-2005	Daily Share Buy-Back Notice
27-Sep-2005	Daily Share Buy-Back Notice
26-Sep-2005	Daily Share Buy-Back Notice
23-Sep-2005	Change of Directors Interest Notice x 8
23-Sep-2005	Daily Share Buy-Back Notice
22-Sep-2005	Daily Share Buy-Back Notice
21-Sep-2005	Daily Share Buy-Back Notice
20-Sep-2005	Daily Share Buy-Back Notice
19-Sep-2005	Daily Share Buy-Back Notice
16-Sep-2005	Daily Share Buy-Back Notice
15-Sep-2005	Daily Share Buy-Back Notice
14-Sep-2005	Share Registry Change of Address
14-Sep-2005	Change of Registered Address
14-Sep-2005	Proxy Form
14-Sep-2005	Notice of Annual General Meeting
14-Sep-2005	Full Financial Report 2005
14-Sep-2005	Concise Annual Report 2005
14-Sep-2005	Open Briefing AGL MD on SGL Transaction
14-Sep-2005	Form Joint Venture with Sydney Gas
14-Sep-2005	SGL: SGL & AGL form JV to develop Coal Seam Gas in NSW
25-Aug-2005	Full Year Financial Results Presentation
25-Aug-2005	12 months to 30 June 2005 Highlights
25-Aug-2005	Open Briefing AGL MD on FY05 Results
25-Aug-2005	Preliminary Final Report
22-Aug-2005	Notification of Annual General Meeting
17-Aug-2005	Appendix 3B

Date	Announcement
11-Aug-2005	AGL and Symex Agreement
11-Aug-2005	SYM: Energy agreement with AGL
3-Aug-2005	Ceasing to be a substantial holder
3-Aug-2005	Change in substantial holding
5-Jul-2005	Becoming a substantial holder for GAS
5-Jul-2005	Presentation - PNG Gas Agreements
5-Jul-2005	Open Briefing AGL MD on Northern Gas
5-Jul-2005	PNG Gas Equity Agreement
5-Jul-2005	OSH: New Gas Customer & Proposed Equity Sale to AGL
5-Jul-2005	Commits to PNG Gas
4-Jul-2005	Appendix 3B: New Issue Announcement

Annexure D - ASX announcements in relation to Alinta since 30 June 2005

Date	Announcement
04-May-2006	Appendix 3B
04-May-2006	Appendix 3B
03-May-2006	Results of AGM
03-May-2006	AGM – Chairman's address & CEO's presentation
02-May-2006	AGL: Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Ceasing to be a substantial holder
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	T/O Panel: Alinta Limited 01R-Panel Receives Application
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL: AGL infrastructure merger with Alinta
26-Apr-2006	ALN merges with AGLs infrastructure assets
26-Apr-2006	Alinta and AGL Agreement
26-Apr-2006	AGL: Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	Open Letter to Alinta Shareholders
24-Apr-2006	AGL Bidder's Statement
24-Apr-2006	AGL: AGL offer to Alinta Shareholders
24-Apr-2006	AGL: ASX Advice Change of Share Registry
24-Apr-2006	AGL: Takeovers Panel declares unacceptable circumstances
24-Apr-2006	Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL: AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
20-Apr-2006	Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	Bidder's Statement for AGL
18-Apr-2006	Adjustment to minimum conversion number for RePS
12-Apr-2006	Alinta Offer to Open
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	AGL: Letter to Shareholders
7-Apr-2006	Appendix 3B
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	Change of Directors Interest Notice x 4
4-Apr-2006	Change of Directors Interest Notice x 6
4-Apr-2006	Appendix 3B
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Appendix 3B
31-Mar-2006	Appendix 3B
31-Mar-2006	Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (1 of 3)
30-Mar-2006	Appendix 3B
30-Mar-2006	Appendix 3B
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	Concise Annual Report/F/Y Financial Report/Notice of AGM
27-Mar-2006	Replacement Page 8 – Bidder's Statement
27-Mar-2006	Change in substantial holding for AGL
24-Mar-2006	AGL: AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	Alinta lodges Bidder's Statement
24-Mar-2006	Lodgement of Bidder's Statement
23-Mar-2006	Appendix 3B

Date	Announcement
20-Mar-2006	AGL: Update on Alinta's Bid for AGL
20-Mar-2006	AGL: AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
17-Mar-2006	Alinta DRP Price
14-Mar-2006	Letter to Shareholders re AGL Offer
13-Mar-2006	Board Rejects AGL Takeover Proposal
13-Mar-2006	AGL Merger Proposal
13-Mar-2006	AGL: AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	Alinta/AGL Merger Update
10-Mar-2006	AGL: Finalises Confidentiality Agreement with Alinta
9-Mar-2006	Letter to Shareholders re AGL
8-Mar-2006	Appendix 3B - Conversion of Options
7-Mar-2006	Appendix 3B
7-Mar-2006	Change of Directors Interest Notice x 6
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	AGL: AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
1-Mar-2006	News Release: Update - AGL
28-Feb-2006	Appendix 3B
28-Feb-2006	Appendix 3B
24-Feb-2006	Progress of Preliminary Arrangements
24-Feb-2006	AGL: ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding for AGL
23-Feb-2006	AGL: ASX Update
23-Feb-2006	Presentations to Analysts
23-Feb-2006	Preliminary Final Report/Full Year Accounts
22-Feb-2006	Discussions with AGL
22-Feb-2006	Becoming a substantial holder for AGL
22-Feb-2006	AGL Media Release: ASX Statement
22-Feb-2006	Reaches 19.9% Stake in AGL
21-Feb-2006	AGL - Statement re: Alinta Ltd
21-Feb-2006	Increases Stake in AGL to 12.9%
21-Feb-2006	Acquires 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	AGL: ASX Statement
20-Feb-2006	Trading Halt
20-Feb-2006	DBP Expansion
6-Feb-2006	Change of Directors Interest Notice
3-Feb-2006	Change of Directors Interest Notice x 5
3-Feb-2006	AGL: Demerger Proposal Update
2-Feb-2006	Market Speculation on Alinta's Interest in AGL
31-Jan-2006	Appendix 3B
23-Jan-2006	Ceasing to be a substantial holder
6-Jan-2006	Change of Directors Interest Notice x 5
4-Jan-2006	Becoming a substantial holder
3-Jan-2006	Appendix 3B
22-Dec-2005	Appendix 3B
20-Dec-2005	SLD: Licence Agreement & Contracting Investment
19-Dec-2005	Open Briefing Alinta Earnings & General Update
9-Dec-2005	Change of Chairman of the Board
6-Dec-2005	Change of Directors Interest Notice x 5
5-Dec-2005	Ceasing to be a substantial holder
2-Dec-2005	Appendix 3B
1-Dec-2005	Appendix 3B: Issue of Options
29-Nov-2005	Becoming a substantial holder
25-Nov-2005	Ceasing to be a substantial holder

Date	Announcement
24-Nov-2005	DUE: Dampier to Bunbury Natural Gas Pipeline
24-Nov-2005	DBP Announcement to Stage 5 Expansion
17-Nov-2005	Awarding of $110m contract for gas turbines
14-Nov-2005	Presentation to UBS Utilities Conference
8-Nov-2005	Change of Directors Interest Notice x 5
2-Nov-2005	Appendix 3B - Conversion of Reset Preference Shares
31-Oct-2005	Retirement and Appointment of Company Secretary
10-Oct-2005	Change in substantial holding
7-Oct-2005	Appendix 3B
5-Oct-2005	Becoming a substantial holder for AIH
4-Oct-2005	Change of Directors Interest Notice x 5
4-Oct-2005	Change of Directors Interest Notice x 5
3-Oct-2005	Appendix 3B
30-Sep-2005	Appendix 3B
30-Sep-2005	Open Briefing: Alinta CEO on Earnings & AIH Update
30-Sep-2005	Half Year Report to Shareholders
28-Sep-2005	Appendix 3B - Issue of Shares on Conversion of Options
27-Sep-2005	Appendix 3B
27-Sep-2005	Change of Directors Interest Notice
20-Sep-2005	Appendix 3B
19-Sep-2005	AIH Offer to Close Early
16-Sep-2005	Appendix 3B
14-Sep-2005	News Release: DRP Price
14-Sep-2005	Appendix 3B - Conversion of Options
14-Sep-2005	AOE: Media Release re Daandine Power Generation Project
14-Sep-2005	AOE: Daandine Power Generation Agreement
12-Sep-2005	Alinta go-ahead for Wagerup Stage 1 Cogeneration Project
12-Sep-2005	Appendices 3B & 3Y - Issue of Shares on Conversion of Options
9-Sep-2005	Appendix 3B
8-Sep-2005	Appendix 3B - Conversion of Options
2-Sep-2005	Appendix 3B
2-Sep-2005	Change of Directors Interest Notice
1-Sep-2005	Change of Directors Interest Notice x 5
1-Sep-2005	Appendix 3B
1-Sep-2005	Letter to Shareholders - Alinta Infrastructure Holdings
30-Aug-2005	Appendix 3B
29-Aug-2005	AIH Offer Document Lodged with ASIC
26-Aug-2005	AIH Priced at Top of Range
25-Aug-2005	Appendix 3B
17-Aug-2005	Half Year Result Presentation
17-Aug-2005	Half Yearly Report & Accounts
17-Aug-2005	IPO of Alinta Infrastructure Holdings
10-Aug-2005	Final Approval of AlintaGas Networks Access Arrangement
5-Aug-2005	Evaluation of ownership structure of former Duke assets
4-Aug-2005	Change of Directors Interest Notice x 5
29-Jul-2005	Appendix 3B - Conversion of RePS
29-Jul-2005	Appendix 3B
25-Jul-2005	Appendix 3B
18-Jul-2005	Appointment of Non-Executive Director/Initial Directors Interest Notice
12-Jul-2005	Final Decision on AGN Distribution System
6-Jul-2005	Change of Directors Interest Notice x 5
1-Jul-2005	Wesfarmers LPG & Cogeneration Unit 1 Update

Annexure E – Rights attaching to AGL Shares

Set out below is a summary of the rights attaching to AGL Shares. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Shareholders, which can involve complex questions of law arising from the interaction of the AGL Constitution and statutory, common law and Listing Rule requirements.

The AGL Constitution is available on the AGL website at www.agl.com.au. A copy of the AGL Constitution may also be obtained by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or + 61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

Issue of AGL Shares

Subject to the AGL Constitution, the Corporations Act and the Listing Rules, the AGL Directors may issue and allot, or otherwise dispose of AGL Shares or grant options over unissued AGL Shares, on terms and at a price determined by the AGL Directors. The AGL Directors may issue or allot AGL Shares to AGL Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the AGL Directors may determine.

The AGL Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the AGL Directors determine, including shares which are liable to be redeemed, are convertible to ordinary shares or carry preferential rights as to dividends (which may be cumulative).

Small parcels

Consistent with the Listing Rules, AGL may give notice to AGL Shareholders who hold 'small parcels' of AGL Shares setting out AGL's intention to sell those shares on behalf of the AGL Shareholder and distribute the net proceeds to the AGL Shareholder. The AGL Directors have the discretion to specify the amount of AGL Shares which will be considered to be a small parcel subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the AGL Shareholder can notify AGL that they wish to retain the AGL Shares. AGL will not sell the AGL Shares of those AGL Shareholders who notify AGL that they wish to retain their AGL Shares.

Transfer of AGL Shares

AGL Shares may be transferred by AGL Shareholders without restriction, subject to the absolute discretion of the AGL Directors to refuse to register any transfer of AGL Shares or other securities where permitted by the Listing Rules. Where the AGL Directors have refused to register a transfer of AGL Shares, AGL must, within five Business Days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

Proportional takeover approval provisions

If a proportional takeover bid is made, the AGL Directors must hold a meeting of members of the class of shares the subject of the bid, to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the AGL Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the AGL Constitution becomes the constitution of AGL, but may be renewed by a resolution of the AGL Shareholders.

General meeting

One AGL Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The AGL Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by AGL Shareholders under the Corporations Act.

Notice of general meetings must be given to every AGL Shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of AGL Shareholders is 15 AGL Shareholders present in person or by proxy, entitled to vote and together holding not fewer than 50,000 AGL Shares.

Chairman

The Chairman or, in his or her absence, another AGL Director, appointed by the AGL Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

Voting

Generally, on a show of hands, each AGL Shareholder has one vote. On a poll, each AGL Shareholder has:

- one vote for each fully paid AGL Share; and
- for each partly paid AGL Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the AGL Share. Amounts paid in advance of calls are not taken into account.

If two or more joint AGL Shareholders purport to vote, only the vote of the joint AGL Shareholder whose name appears first in AGL's members register will be accepted.

AGL Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five AGL Shareholders entitled to vote, or by an AGL Shareholder or AGL Shareholders with at least 5% of the vote.

AGL Directors

The business of AGL is to be managed under the direction of the AGL Board.

Until AGL Shareholders determine otherwise, the number of AGL Directors must not be less than three or more than 10.

Nominations to the position of AGL Director (other than AGL Directors standing for re-election) must be received at least 35 Business Days before the relevant general meeting.

AGL Directors' share qualification

To be eligible to hold the office of AGL Director, a person must hold at least 2,000 AGL Shares in their own name from the time they are nominated to the office of AGL Director until they are elected or appointed as an AGL Director, and must continue to hold that AGL Share qualification so long as they continue to hold that office.

Retirement of AGL Directors

At each annual general meeting, one third of the AGL Directors other than the Managing Director must retire from office. The AGL Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each AGL Director other than the Managing Director must retire from office at the close of the third annual general meeting following the AGL Director's last election, and that AGL Director is eligible for re-election at that meeting.

Remuneration of AGL Directors

Subject to the Listing Rules, the non-executive AGL Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by the AGL Shareholders in general meeting. Presently, that amount is $1.5 million per annum. Non-executive AGL Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors are set out in Section 8.10(c).

The AGL Board may fix the remuneration of an executive AGL Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

Dividends

The AGL Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all fully paid AGL Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid AGL Shares are entitled to participate fractionally.

The AGL Directors may deduct from any dividend payable to an AGL Shareholder any amount that the AGL Shareholder owes to AGL on account of calls or otherwise in relation to the AGL Shares held by the AGL Shareholder.

Winding up

If AGL is wound up, all AGL Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of AGL, distribute AGL's assets (in kind) among the Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of AGL Shareholders (but the liquidator may not require an AGL Shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL indemnifies every past and present director, secretary and executive officer of AGL against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as such an officer of AGL.

Amendments to the AGL Constitution

Amendments to the AGL Constitution will require a special resolution of AGL Shareholders under the Corporations Act (at least 75% of votes cast on the resolution being in favour of the resolution).

(a) AGL Share Reward Plan

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 435,678 AGL Reward Plan Shares on issue to 2,221 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition and the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(b) AGL Share Purchase Plan

Under the AGL Share Purchase Plan, eligible employees, including AGL Directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

AGL Shares acquired under the AGL Share Purchase Plan (**AGL Purchase Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 570,796 AGL Purchase Plan Shares on issue to 95 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements Plan Participants would otherwise have received for the purposes of funding the acquisition on market or the subscription at market value of AGL Purchase Plan Shares.

Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(c) AGL LTIP

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and transparent performance by AGL in the long term.

Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

AGL LTIP Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration (**AGL LTIP Rights**). The cost of acquiring the shares is paid by AGL. Prior to vesting, AGL LTIP Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 19 April 2006, there were 816,678 unvested AGL LTIP Rights on issue to 108 Plan Participants.

Terms of issue

No allocation of AGL LTIP Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.

Vesting

AGL LTIP Rights will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When AGL LTIP Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those AGL LTIP Rights.

Lapse of AGL LTIP Rights

All AGL LTIP Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before AGL LTIP Rights have vested in any other circumstance, all AGL LTIP Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

Administration

The AGL Board supervises the administration of the AGL LTIP.

Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(d) AGL Share Loan Plan

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees included full-time or permanent part-time employees (other than directors) of AGL companies who have attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan (**AGL Loan Plan Shares**) are registered in the name of the trustee of the Plan but beneficially owned by the Plan Participants. As at 19 April 2006, the trustee held 1,082,900 AGL Loan Plan Shares for the benefit of 45 Plan Participants.

Payment of issue price

AGL made loans (**Plan Loans**) to Plan Participants who authorised and directed AGL to pay the amount of the Plan Loan to the trustee of the Plan for the purposes of the trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares were subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 19 April 2006, outstanding Plan Loans totalled $6,886,343.

Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earliest of 3 years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining

and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares were issued at a discount to market value, the Plan Participant may direct the trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the trustee to sell the shares.

Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of his or her death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

(e) AGL Management Share Plan

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan (**AGL Management Plan Shares**) are registered in the names of and beneficially owned by Plan Participants. As at 19 April 2006, there were 54,550 AGL Management Plan Shares on issue to 10 Plan Participants.

Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan (**Management Plan Loan**) to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable:

- within one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of his or her AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or

- within one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

As at 19 April 2006, outstanding Management Plan Loans totalled $133,646.

Restrictions on disposal

AGL Management Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell his or her AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;

- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and

- AGL Management Plan Shares may be transmitted in accordance with the AGL Constitution upon the death of the Plan Participant.

Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains

outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

Voting, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

Trade Practices Act 1974

Undertaking to the Australian Competition and Consumer Commission given for the purposes of

Section 87B

by

The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (AGL) announced an offer to merge with Alinta Limited (Alinta), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (Bid). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (Commission). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act 1974* (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

Combined Infrastructure Business Transmission Interests means the interests referred to in clause 6.

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

Divestment Businesses has the meaning given to it in clause 20.

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or

requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1. These Undertakings commence upon completion of the Transaction.

Demerger

2. The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.

3. The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4. The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.

5. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

   (a) PNG Australia Pipeline Project (AGL's 50% interest);

   (b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

(i) Moomba to Sydney Pipeline;

(ii) Goldfields Gas Pipeline;

(iii) Parmelia Pipeline;

(iv) Carpentaria Gas Pipeline;

(v) Roma to Brisbane Pipeline;

(vi) Midwest Pipeline; and

(vii) Amadeus to Darwin Pipeline

(**Agility-APT Service Contracts**)

(c) Assets and capability necessary to perform the contracts in (b);

(d) AGL's 30% interest in APT, which in turn owns:

(i) the Mondarra gas storage facility in WA; and

(ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7 Qld:PPL21 NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4 NT:PL18	96% of NT Gas, 100% of laterals

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA = Pipeline Licence issued under the Petroleum Act 1940 (SA)

NSW = Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT = Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

   (a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

   (b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

   (c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

   (d) Alinta's 20% interest in AIH which in turn owns:

      (i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

      (ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
Qld	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA = Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld = Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7. The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

   (a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

(b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

(c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

(d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

(e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail, and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

(f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9. The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to ActewAGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to ActewAGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11. The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12. The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13. The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14. The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15. Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16. The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

    (a) take all steps necessary to preserve the Divestment Businesses as a viable going concern including not proposing or consenting to any sale or transfer of the assets of APT identified in clause 5(d) above to any Related Body Corporate of AGL or Alinta or the Merged Entity;

    (b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of the Combined Infrastructure Business Transmission Interests;

    (c) ensure that the management of the Divestment Businesses operate those businesses independently of the Combined Infrastructure Business Transmission Interests and in particular, empower them independently to:

        (i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

        (ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

        (iii) maintain all current contracts and agreements of the Divestment Businesses;

    (d) subject to clause 17 below, take all steps necessary to:

        (i) keep the books and records of the Divestment Businesses separate from those of the operations of the Combined Infrastructure Business Transmission Interests;

        (ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of the Combined Infrastructure Business Transmission Interests from the Divestment Businesses; and

        (iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

    (e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within

the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17. The Merged Entity is entitled to receive and use:

    (a) all publicly available information;

    (b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

    (c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

    (d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18. The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19. The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

Divestiture

20. The Merged Entity undertakes that if by the Trigger Date the Demerger has not been implemented , it will, in accordance with the sale process outlined in clauses 21 to 42 below, use its best endeavours to divest the following businesses:

    (a) the 30% interest in APT; and

    (b) the Agility-APT Service Contracts and sufficient assets and capability from Agility to operate and service these contracts,

    (**Divestment Businesses**, with each of (a) and (b) above constituting a **Divestment Business**)

    either by:

    (c) a sale to an Approved Purchaser (**Trade Sale**); or

    (d) an initial public offering of shares in an entity that owns assets which include the Divestment Businesses (**IPO**).

Trade Sale – Invitation to Tender

21. If the Merged Entity wishes to pursue a Trade Sale, the Merged Entity will, within 45 days after the Trigger Date, invite offers to purchase each of the Divestment Businesses by:

(a) sending notices to prospective purchasers identified by the Merged Entity; and

(b) publishing details of the invitation to tender in appropriate publications, notifying prospective purchasers that the relevant Divestment Businesses will be offered for sale and requesting registration of expressions of interest in one or more of the Divestment Businesses within 30 days of the date of despatch of the notices. The Merged Entity will provide to the Commission, within 5 Business Days of despatch, copies of the notices and invitation together with the list of addressees.

22. The Merged Entity will use its best efforts to sell the Divestment Businesses pursuant to clause 21 above to Approved Purchasers within 9 months from the Trigger Date (**Initial Sale Period**).

IPO

23. If the Merged Entity wishes to pursue the IPO, it must use its best efforts to ensure that if the IPO is implemented it is completed within the Initial Sale Period.

Sale consents

24. Without affecting the Merged Entity's obligations to divest the Divestment Businesses, the sale and/or assignment of any assets, licences, permits or approvals used by, or in, the Divestment Businesses at the date of these Undertakings that are leased or subject to third party consent upon a change of control or transfer of the business will be subject in each case to the Merged Entity obtaining the relevant written consent of the lessor or third party to the continuation of the use, after the sale of such business in accordance with this Undertaking, of such asset, licence, permit or approval (including the transfer, assignment or novation of such instrument if appropriate) by the Divestment Business, on no less favourable terms than enjoyed by the Divestment Business at the date of this Undertaking (**Third Party Consents**).

25. The Merged Entity must:

(a) use its best endeavours excluding, for the avoidance of doubt, the payment of money, to procure all Third Party Consents as soon as practicable after the execution of a binding agreement in relation to the Trade Sale;

(b) comply with all reasonable requirements necessary to obtain all Third Party Consents including providing necessary information promptly to the lessor or third party; and

(c) act in good faith in its negotiations to obtain all Third Party Consents.

26. If the Merged Entity is unable to procure any necessary Third Party Consent to a sale within 90 days after the execution of the binding agreement referred to in clause 25(a) above (or such further time as the Commission may agree) and the proposed purchaser does not waive any requirement for Third Party Consents, the Merged Entity must nominate an alternative Proposed Approved Purchaser who may be acceptable to the lessor or third party concerned and comply again with clause 22.

Appointment of Proposed Agent

27. If at the expiration of the Initial Sale Period, any of the Divestment Businesses have not been sold either by way of the Trade Sale or as part of the businesses of the

entity the subject of the IPO (**Unsold Divestment Businesses**) the Merged Entity must within 10 Business Days of the end of such period, identify a person as a prospective sales agent for each Unsold Divestment Business (**Proposed Agent**).

28. The Proposed Agent must in each case be a person that is independent of the Merged Entity and has the qualifications and experience necessary to effect the sale of the relevant Unsold Divestment Business.

29. The Merged Entity will advise the Commission in writing within 5 Business Days of the Merged Entity selecting each Proposed Agent, of the identity of the Proposed Agent together with such information that the Commission reasonably requires to assess whether the Proposed Agent satisfies the criteria set out in clause 28.

30. If, within 5 Business Days of receipt of the information from the Merged Entity referred to in clause 29 (or such further period as the Commission and the Merged Entity may agree):

    (a) the Commission does not object to the Proposed Agent, the Merged Entity will appoint the Proposed Agent as soon as practicable thereafter and forward to the Commission a copy of the executed terms of appointment of the Proposed Agent; or

    (b) the Commission does object to the Proposed Agent, the Merged Entity must either (at the Commission's election):

        (i) identify an alternative prospective sales agent for the Unsold Divestment Businesses for consideration by the Commission pursuant to this clause; or

        (ii) appoint the nominee of the President of the Institute of Chartered Accountants of Australia as the Proposed Agent and the Merged Entity must require him or her to carry out the functions contemplated pursuant to clauses 31 to 34 below.

Sale by Approved Agent

31. Within 5 Business Days of the appointment of the Proposed Agent referred to in clause 30 (**Approved Agent**), the Merged Entity must procure and/or grant the Approved Agent all necessary power and authority to divest, sell and transfer the relevant Unsold Divestment Businesses in the manner and on the terms considered appropriate by the Approved Agent, in its sole discretion, to ensure compliance with these Undertakings.

32. Within 5 Business Days after the appointment of the Approved Agent, the Merged Entity will procure, execute and provide an unconditional and irrevocable power of attorney in favour of the Approved Agent that:

    (a) grants the Approved Agent all rights and powers necessary to permit the Approved Agent to effect the divestiture of the relevant Unsold Divestment Business; and

    (b) unconditionally (save for fraud, negligence or breach of duty) indemnifies the Approved Agent against loss and damage incurred by the Approved Agent, arising directly or indirectly from the Approved Agent exercising or attempting to exercise the powers and rights conferred upon it under the power of attorney.

33. The Merged Entity will provide the Approved Agent with:

(a) all relevant information available to the Merged Entity; and

(b) all reasonable assistance,

to enable the Approved Agent to divest, sell and transfer the relevant Unsold Divestment Businesses as quickly as possible.

34. The Merged Entity will indemnify the Approved Agent against any loss and damage incurred by the Approved Agent in the course of carrying out his or her functions in accordance with the terms of his or her appointment. The Merged Entity will promptly pay the costs of the Approved Agent in the performance of his or her functions under clause 31.

Approved Purchasers

35. Unless the Commission requires otherwise, the Merged Entity must not sell, and must not authorise the Approved Agent to sell, the Divestment Businesses to purchasers other than Approved Purchasers.

36. An Approved Purchaser is a prospective purchaser of one or more Divestment Businesses that:

(a) is independent of and has no direct or indirect controlling interest in the Merged Entity;

(b) the Merged Entity believes in good faith, having made reasonable inquiries, is of good financial standing and has an intention to operate the relevant Divestment Businesses as a going concern;

(c) has not been objected to by the Commission within the objection period specified in clause 39 below.

37. Within 5 Business Days of the Merged Entity or the Approved Agent reaching a "conditional sale" agreement with a prospective purchaser for one or more Divestment Businesses (**Proposed Approved Purchaser**), the Merged Entity will provide the Commission with the following information and such other information that the Commission reasonably requires to assess whether the purchase of the Divestment Businesses by the Proposed Approved Purchaser satisfies the criteria set out in clause 36:

(a) the name, address and all other available contact details of the Proposed Approved Purchaser;

(b) a copy of a signed conditional sale and purchase agreement with the Proposed Approved Purchaser;

(c) a description of the business carried on in Australia by the Proposed Approved Purchaser; and

(d) the names of the ultimate holding company and directors of the Proposed Approved Purchaser.

38. The Merged Entity will use best endeavours to notify the Commission of an intended Proposed Approved Purchaser as early as possible and request the Commission to advise whether it is likely to raise any objection to that purchaser.

39. If, within 20 Business Days of receipt of the information from the Merged Entity referred to in clause 37 (or such further period as the Merged Entity and the Commission may agree) the Commission does not object to the Proposed

Approved Purchaser, the Merged Entity will use its best endeavours to complete the sale of the relevant Divestment Businesses to the Proposed Approved Purchaser in accordance with the conditional sale and purchase agreement referred to in clause 37(b), as soon as practicable after the Trigger Date.

40. The Commission may only object to the Proposed Approved Purchaser on the basis that it has formed the opinion that sale to the Proposed Approved Purchaser is likely to result in a substantial lessening of competition in a market in Australia when compared to the likely competition in that market in the absence of the Transaction and in that event, the Commission will provide the Merged Entity with a written statement of its reasons including the material facts it relies on for its view, on a confidential basis.

41. In the event of an objection as provided under clause 36(c) (which the Merged Entity undertakes not to challenge), the Merged Entity must identify an alternative Proposed Approved Purchaser for consideration by the Commission as soon as practicable.

Uncompleted Transactions

42. If for any reason the Merged Entity is prevented from or is otherwise unable to complete the divestment and sale of any Unsold Divestment Business in accordance with these Undertakings (**Uncompleted Transaction**), the Merged Entity will:

    (a) promptly advise the Commission of the fact of the Uncompleted Transaction;

    (b) provide the Commission with any information reasonably requested by the Commission about the Uncompleted Transaction and the Merged Entity's proposal to address and remedy the circumstances arising as a result of the Uncompleted Transaction;

    (c) negotiate in good faith with the Commission a means to satisfy the Merged Entity's obligations in this Undertaking, having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Force majeure

43. AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44. If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

    (a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

    (b) take all reasonable steps to remedy or abate the Force Majeure; and

    (c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45. Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from

taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46. The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name:	The Australian Competition and Consumer Commission
Address:	PO Box 1199, Dickson ACT 2602; 470 Northbourne Ave, Dickson, ACT 2602
Fax number:	(02) 6243 1211
Attention:	The Chairman

AGL

Name:	The Australian Gas Light Company
Address:	AGL Centre, 72 Christie Street, St Leonards, NSW 2065
Fax number:	02 9921 2096
Attention:	General Counsel

The Common Seal of **THE AUSTRALIAN GAS LIGHT COMPANY ACN 052 167 405** is fixed in the presence of:

Signature of Director	Signature of Director/Secretary
Name of Director (print)	Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED

Annexure 1

Bid Conditions

1. 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2. ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3. Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4. No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction

contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5. No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6. No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) - (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

(i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7. Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8. Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking

or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9. Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10. Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11. No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or

granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

ActewAGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration

CORPORATE DIRECTORY

The Australian Gas Light Company

ABN 95 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 2000

Independent Reviewer of Directors' Forecasts

Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 2000

Taxation Adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

AGL OFFER INFORMATION LINE:
1800 824 522 (toll-free for calls made within Australia) or
+61 2 8280 7012 (for calls made from outside Australia)
Monday to Friday between 8.30am and 5.30pm (Sydney time)


AGL
The Australian Gas Light Company
ABN 95 052 167 405

ACCEPTANCE FORM

Use this form to accept AGL's Offer to acquire all of Your Alinta Shares.
This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or legal, financial or other professional adviser as soon as possible

SRN/HIN

Number of Your Alinta Shares:

Subregister:

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.

Step 2 For Issuer Sponsored Holdings

If your Alinta Shares are in an Issuer Sponsored Holding (check your details above – if your SRN/HIN begins with an 'I', this indicates that Your Alinta Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of Your Alinta Shares, to accept the Offer you must **sign in the box below and return this Acceptance Form to one of the addresses shown overleaf**

Step 2 For CHESS Holdings

If Your Alinta Shares are held on the CHESS Subregister (check your details above – if your SRN/HIN begins with an 'X', this indicates that Your Alinta Shares are held on the CHESS Subregister), to accept the Offer you can either:

- **contact your Controlling Participant – normally your broker (if you do that, you do not need to return this Acceptance Form)**

OR

- **If you want us to contact your broker on your behalf, write their details here (Broker details for CHESS Subregister only):**

Broker's name ______________________

Broker's address ______________________

____

Broker's telephone number ______________________

AND

sign in the box below and return this Acceptance Form to one of the addresses shown overleaf You must ensure that this form is received by us in sufficient time to enable us to instruct your broker to effect acceptance of the Offer on CHESS, and your broker to effect such acceptance, before the end of the Offer Period.

Step 3 Sign in the box below

By signing in the box below and returning this Acceptance Form to one of the addresses shown overleaf, you accept the Offer for all of Your Alinta Shares on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in Section 9.6 of the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with Section 9.4(c)(3)(B) of the Bidder's Statement.

If you sign this Acceptance Form under a power of attorney, you must send a certified copy of the power of attorney with this Acceptance Form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this Acceptance Form.

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director/Secretary	Director

Date ___/___/_____

Please provide a business hours telephone number so that we can contact you if necessary

Your telephone number

Individual or joint shareholders – each shareholder must sign this Acceptance Form.
Companies – companies may execute this Acceptance Form in any way allowed by law.

You must complete, sign and return this Acceptance Form to one of the addresses shown overleaf so that it is received BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope if you post your Acceptance Form within Australia. The Offer will close at 5:00pm Perth time/7:00pm Sydney time on [XX XX 2006] (unless the Offer is withdrawn or extended).

The AGL Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.



ALN TKO001

HOW TO ACCEPT AGL'S OFFER

Issuer Sponsored Holdings

If Your Alinta Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Alinta Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

CHESS Holdings

If Your Alinta Shares are in a CHESS Holding, your Controlling Participant (normally your broker) must be contacted with instructions to accept the Offer. **If you contact your Controlling Participant with instructions to accept, you do not need to return this Acceptance Form.**

If you want us to contact your Controlling Participant on your behalf, you must fill out and sign this Acceptance Form overleaf and return it to one of the addresses shown below. However, you must ensure that this Acceptance Form is received by us **in sufficient time to enable us to instruct your Controlling Participant to effect acceptance on CHESS, and your Controlling Participant to effect such acceptance, before the end of the Offer Period.**

The transmission of the Acceptance Form and other documents is at your own risk. Neither AGL nor Link Market Services Limited will be responsible for any delays incurred by this process. You should allow sufficient time for the Acceptance Form to be delivered and (if applicable) for your preferred party to initiate acceptance of the Offer on your behalf.

Additional Notes

1. **Power of Attorney** – if you sign this Acceptance Form under power of attorney, you must send a certified copy of the power with the form. You will be deemed to have declared that you have no notice of revocation of the power and are able to further delegate power under it for the purpose of the Offer.
2. **Sold all Your Alinta Shares?** – if you have sold all Your Alinta Shares, please send this Acceptance Form and your Bidder's Statement to the stockbroker who acted on your behalf.
3. **Bought or sold Alinta Shares?** – if you have recently bought or sold any Alinta Shares, your holding may differ from that shown on the front of this Acceptance Form. If so, please alter the number of Alinta Shares shown as your registered holding on the front of this Acceptance Form to the number of Alinta Shares you now hold (including any Alinta Shares of which you are entitled to become registered as holder), initial the alteration and indicate on this form the name of the stockbroker who acted for you.

If you must fill out and return this Acceptance Form, it must be sent to one of the addresses shown below so that it is received before the end of the Offer Period (which is scheduled to be 5.00pm Perth time/7.00pm Sydney time on **[XX XX 2006]** (unless withdrawn or extended)).

POSTAL ADDRESS	DELIVERY ADDRESS	FAX
AGL Offer	AGL Offer	+61 2 9287 0303
C/- Link Market Services Limited	C/- Link Market Services Limited	
Locked Bag A14	Level 12, 680 George Street	
SYDNEY SOUTH NSW 1235	SYDNEY NSW 2000	

You should read the entire Bidder's Statement carefully before completing this Acceptance Form. If you have any questions about how to complete this Acceptance Form, please contact the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) or consult with your broker or legal, financial or other professional adviser as soon as possible. Please note that, as required by the Corporations Act, calls to the AGL Offer Information Line will be recorded.

INFORMATION ABOUT YOU

Information you supply on this Acceptance Form will be used by AGL and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to AGL's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au

Unless otherwise defined in this Acceptance Form, all capitalised terms used in this Acceptance Form have the meaning given to them in the Bidder's Statement with which this Acceptance Form was enclosed, and "us" means AGL.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2006

TIME: 09:45:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lisa Pears

08/05/2006 09:33 AM

To: Jane McAloon/AU1/AGL@AGL
cc: Libby Joyner/AU1/AGL@AGL
Subject: chairman letter fixed



Chairman Letter - 8 May - ASX Versionx.j





ABN 95 052 167 405

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1800 724 514
From outside Australia: +61 2 8280 7103
Facsimile: +61 2 9287 0303
ASX Code: AGL
Email: agl@linkmarketservices.com.au

Dear Shareholder,

An important development – 8 May update

Since I last wrote to you there has been an important development of which you may be aware. On 26 April 2006 AGL and Alinta agreed to a merger of their respective infrastructure businesses which is expected to deliver significant value to both AGL and Alinta Shareholders. This is subject to Shareholder and Court approval.

This letter explains three things:

1. The agreement between AGL and Alinta.
2. What happens to your AGL shares.
3. What this means for Alinta's Takeover Offer for AGL and why you should not accept the Alinta Takeover Offer.

First, the agreement between AGL and Alinta

Your Board considers that this agreement delivers and, in fact, improves on AGL's original demerger plan for AGL Shareholders.

When AGL announced its original demerger plans in October 2005, we believed the best way to realise Shareholder value was through creating separately listed energy and infrastructure businesses. The agreement with Alinta is consistent with that plan.

If the agreement between AGL and Alinta is approved by Shareholders of AGL and Alinta, and the Court:

- AGL Shareholders will wholly own AGL's energy business – which will include all of AGL's existing energy assets (including the development of the proposed Papua New Guinea to Australia pipeline) as well as 100 per cent of the identified growth opportunities in the business and identified cost savings. AGL will also obtain an initial 33 per cent interest in Alinta's existing retail and cogeneration businesses in Western Australia with options to increase that interest to 100 per cent over five years. AGL's energy business will be one of Australia's leading energy companies; and

- AGL Shareholders will own 46 per cent of the enlarged Alinta with the remainder being held by current Alinta Shareholders. Alinta will hold AGL's infrastructure assets and asset management business Agility which are valued at $6.45 billion. The infrastructure business will be Australia's leading energy infrastructure and asset management company with a substantial national footprint.

Second, what happens to your AGL shares?

AGL Shareholders will own 100 per cent of AGL's energy business and in addition will become Shareholders in the enlarged Alinta business.

For every 100 AGL shares you currently own, you will receive 100 shares in the new AGL and 63 shares in the enlarged Alinta business. You should be aware that the shares you will receive will not result in the crystallisation of any capital gains tax for existing AGL Shareholders. This treatment will be confirmed by a ruling from the Australian Taxation Office and is consistent with the outcome which would have flowed from the original AGL demerger. You do not need to take any action now to make this happen. We will send you documentation in the coming months and we will advise you when you need to act.


AGL
AGL Shareholders
100%
AGL
33 to 100%*
AlintaAGL
67 to 0%*
Alinta
Former AGL Shareholders
Current Alinta Shareholders
46%
54%
Alinta

*AGL will initially hold 33% of the AlintaAGL Western Australian energy business with an option to take 100% after 5 years

Third, what does this mean for Alinta's Takeover Offer for AGL and why you should REJECT the Alinta offer

At this stage, despite having agreed a merger with Alinta, AGL is still required by law to send a Target Statement to AGL Shareholders. This Target Statement responds to Alinta's Bidder's Statement which you should have received in late April. We appreciate this may be confusing but it is a requirement of the current formal legal process.

However, you DO NOT need to take any action in response to the Alinta Bidder's Statement or AGL's Target Statement.

Both the AGL Board and the Alinta Board recommend that you take no action in relation to Alinta's offer.

Next steps

AGL and Alinta will now prepare documents for AGL and Alinta Shareholders to consider at Shareholder meetings which will be held in the next few months.

I will continue to provide you with updates and let you know when you need to take action. In the meantime, if you have any queries please call the AGL Information Line on **1800 824 522.**

Yours sincerely,

Mark Johnson
Chairman

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1800 724 514
From outside Australia: +61 2 8280 7103
Facsimile: +61 2 9287 0303
ASX Code: AGL
Email: agl@linkmarketservices.com.au

Dear Shareholder,

An important development – 8 May update

Since I last wrote to you there has been an important development of which you may be aware. On 26 April 2006 AGL and Alinta agreed to a merger of their respective infrastructure businesses which is expected to deliver significant value to both AGL and Alinta Shareholders. This is subject to Shareholder and Court approval.

This letter explains three things:

1. The agreement between AGL and Alinta.
2. What happens to your AGL shares.
3. What this means for Alinta's Takeover Offer for AGL and why you should not accept the Alinta Takeover Offer.

First, the agreement between AGL and Alinta

Your Board considers that this agreement delivers and, in fact, improves on AGL's original demerger plan for AGL Shareholders.

When AGL announced its original demerger plans in October 2005, we believed the best way to realise Shareholder value was through creating separately listed energy and infrastructure businesses. The agreement with Alinta is consistent with that plan.

If the agreement between AGL and Alinta is approved by Shareholders of AGL and Alinta, and the Court:

- AGL Shareholders will wholly own AGL's energy business – which will include all of AGL's existing energy assets (including the development of the proposed Papua New Guinea to Australia pipeline) as well as 100 per cent of the identified growth opportunities in the business and identified cost savings. AGL will also obtain an initial 33 per cent interest in Alinta's existing retail and cogeneration businesses in Western Australia with options to increase that interest to 100 per cent over five years. AGL's energy business will be one of Australia's leading energy companies; and

- AGL Shareholders will own 46 per cent of the enlarged Alinta with the remainder being held by current Alinta Shareholders. Alinta will hold AGL's infrastructure assets and asset management business Agility which are valued at $6.45 billion. The infrastructure business will be Australia's leading energy infrastructure and asset management company with a substantial national footprint.

Second, what happens to your AGL shares?

AGL Shareholders will own 100 per cent of AGL's energy business and in addition will become Shareholders in the enlarged Alinta business.

For every 100 AGL shares you currently own, you will receive 100 shares in the new AGL and 63 shares in the enlarged Alinta business. You should be aware that the shares you will receive will not result in the crystallisation of any capital gains tax for existing AGL Shareholders. This treatment will be confirmed by a ruling from the Australian Taxation Office and is consistent with the outcome which would have flowed from the original AGL demerger. You do not need to take any action now to make this happen. We will send you documentation in the coming months and we will advise you when you need to act.



AGL
AGL Shareholders
100%
AGL
33 to 100%*
AlintaAGL
67 to 0%*
Alinta
Former AGL Shareholders
Current Alinta Shareholders
46%
54%
Alinta

*AGL will initially hold 33% of the AlintaAGL Western Australian energy business with an option to take 100% after 5 years

Third, what does this mean for Alinta's Takeover Offer for AGL and why you should REJECT the Alinta offer

At this stage, despite having agreed a merger with Alinta, AGL is still required by law to send a Target Statement to AGL Shareholders. This Target Statement responds to Alinta's Bidder's Statement which you should have received in late April. We appreciate this may be confusing but it is a requirement of the current formal legal process.

However, you DO NOT need to take any action in response to the Alinta Bidder's Statement or AGL's Target Statement.

Both the AGL Board and the Alinta Board recommend that you take no action in relation to Alinta's offer.

Next steps

AGL and Alinta will now prepare documents for AGL and Alinta Shareholders to consider at Shareholder meetings which will be held in the next few months.

I will continue to provide you with updates and let you know when you need to take action. In the meantime, if you have any queries please call the AGL Information Line on **1800 824 522.**

Yours sincerely,

Mark Johnson
Chairman


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/05/2006

TIME: 12:24:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Target's Statement - Off-market bid

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

HOW AND WHY YOU SHOULD REJECT ALINTA'S OFFER


AGL

THE AUSTRALIAN GAS LIGHT COMPANY TARGET STATEMENT

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

This is the Target Statement dated 8 May 2006 given by The Australian Gas Light Company ABN 95 052 167 405 under Part 6.5 Division 3 of the Corporations Act. This Target Statement is given in response to the Alinta Bidder's Statement issued by Alinta Group Holdings Pty Ltd dated 31 March 2006.

A copy of this Target Statement has been lodged with ASIC. Neither ASIC nor any of its officers takes any responsibility for the contents of this Target Statement.

DEFINED TERMS

Unless otherwise noted, capitalised terms and certain abbreviations used in this Target Statement are defined in the Glossary in section 6. Capitalised terms used in the Investigating Accountant's Report or the Independent Review of Directors' Forecasts are defined in the Investigating Accountant's Report (Annexure A) or the Independent Review of Directors' Forecasts (Annexure B).

INVESTMENT DECISIONS

This Target Statement does not take into account the investment objectives, financial situation or particular needs of any AGL Shareholder or any other person. This Target Statement should not be relied upon as the sole basis of any investment decision in relation to the Alinta Takeover Offer, and independent financial and taxation advice should be sought before making any investment decision and any decision relating to the Alinta Takeover Offer.

FORWARD-LOOKING STATEMENTS

Certain statements in this Target Statement relate to the future and are forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, key considerations, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of AGL to be materially different from future results, performance or achievements expressed or implied by such statements. These factors include, among other things, general economic conditions (including currency exchange rates and interest rates), the regulatory environment, structural changes in the industries in which AGL operates, competitive pressures, selling prices and market demand. The forward-looking statements in this Target Statement reflect views held by AGL and the AGL Directors only as of the date of this Target Statement.

Other than as required by law, neither AGL nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Target Statement will actually occur or that other events will not occur.

Subject to any continuing obligations under law or the Listing Rules, AGL and the AGL Directors disclaim any obligation or undertaking to disseminate after the date of this Target Statement any updates or revisions to any forward-looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based other than to comply with legal obligations or the Listing Rules.

Contents

How to REJECT Alinta's Takeover Offer

1 **Take no action**

2 **Ignore all documents sent to you by Alinta**

To make a fully informed decision, you should read this Target Statement. If you have any questions, please call the AGL Shareholder Information Line on **1800 824 522** (within Australia) or **+61 2 8280 7012** (outside Australia), or visit our website at **www.agl.com.au**

Why this is an important document

Making a fully informed decision on AGL and Alinta

How and why you must reject Alinta's Takeover Offer for your AGL Shares

Please read the following important messages from your Board

Chairman's Letter



8 May 2006

Dear AGL Shareholder,

The Board of AGL unanimously recommends that you REJECT the Alinta Takeover Offer

Your Board appreciates that recent events and announcements concerning AGL and Alinta may be confusing. We are also aware of how complex the takeover rules and documentation can be. Feedback from many of you is that you want us to keep our messages clear and to the point.

This letter is a summary of the main points your Board wants you to be aware of. If you wish to understand more of the detail you can find it set out in later sections of this Target Statement.

The main points you need to know are:

1. Alinta made a takeover offer for AGL on 20 March. Your Board rejected that offer.
2. Between Alinta's Takeover Offer in March and the finalisation of this Target Statement in early May, AGL and Alinta negotiated an alternative arrangement, (**"the Agreed Transaction"**). The Agreed Transaction was announced on 26 April.
3. Even though AGL and Alinta have now negotiated an alternative arrangement, the Corporations Act requires, that, at this stage, we send you a copy of the Target Statement. The Target Statement sets out reasons for AGL's rejection of Alinta's Takeover Offer. It does not deal with implementation of the Agreed Transaction.
4. The announcement of the Agreed Transaction does not change AGL's view that the Alinta Takeover Offer should be rejected. Alinta's Board also agrees that the Alinta Takeover Offer should not be accepted. You should take no action in respect of the documents you have received from Alinta.
5. You will receive further information on the Agreed Transaction in the coming months and you will be asked to vote on the Agreed Transaction.

What is the Agreed Transaction?

The Agreed Transaction, if approved by AGL and Alinta Shareholders, means:

- AGL Shareholders will keep 100% of the AGL energy business. Additionally, the AGL energy business will be expanded with AGL acquiring an interest in Alinta's Western Australian retailing and cogeneration business, and options to move to 100% of this West Australian energy business over time. The AGL energy business will continue to be known as AGL;
- AGL Shareholders will, instead of owning 100% of the AGL infrastructure business, own nearly half of Alinta, which will be merged with the AGL infrastructure business. This merged infrastructure business will continue to be known as Alinta, and is expected to be approximately twice the size that AGL Infrastructure would have been under the Original AGL Demerger;
- AGL and Alinta will not have any cross shareholdings or fee arrangements after the Agreed Transaction is implemented. Accordingly, the Agreed Transaction is conceptually similar to the Original AGL Demerger, with the main difference being that AGL's infrastructure assets are being merged with those of Alinta.

The Agreed Transaction differs substantially from the Alinta Takeover Offer. Your Board considers that the Alinta Takeover Offer is inferior to the Agreed Transaction.

Your Board recommends you REJECT the Alinta Takeover Offer. Each of your Directors will REJECT Alinta's Takeover Offer in respect of their own shareholdings. **Alinta's Board has also now recommended that you do not accept the Alinta Takeover Offer.**

To **REJECT** the Alinta Takeover Offer, **simply do nothing and ignore the documentation sent to you by Alinta.**

Next Steps

Your Directors continue to work in your best interests. We will continue to keep you informed of all material developments.

Yours sincerely

Mark Johnson
Chairman

If you have any questions in relation to this letter, please call the AGL Information Line on **1800 824 522** (toll-free for calls made within Australia) or **+61 2 8280 7012** (for calls made from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Both AGL and Alinta Directors have recommended that you DO NOT ACCEPT the Alinta Takeover Offer

1

Your Directors unanimously recommend that you REJECT Alinta's Takeover Offer because Alinta has agreed with AGL to implement a transaction which will provide greater value for you than Alinta's Takeover Offer for AGL

2

If the Agreed Transaction is not implemented, your Directors continue to unanimously recommend that you REJECT the Alinta Takeover Offer

1 Your Directors unanimously recommend that you REJECT Alinta's Takeover Offer because Alinta has agreed with AGL to implement a transaction which will provide greater value for you than Alinta's Takeover Offer for AGL

This section explains the transaction which AGL and Alinta have agreed to enter into (the Agreed Transaction). Further detail will be provided to AGL Shareholders to implement the Agreed Transaction.





What is the Agreed Transaction?

On 26 April 2006, AGL and Alinta entered into a Heads of Agreement to:

- Merge AGL's infrastructure assets with Alinta's existing assets, forming Australia's largest energy infrastructure business
- Spin-out AGL's energy business and 33% of Alinta's Western Australian retail and cogeneration business to AGL Shareholders, forming Australia's largest energy business
- Provide AGL an option to acquire the remaining 67% of Alinta's Western Australian retail and cogeneration business over a five year period

Scope of AGL's and Alinta's operations


Alinta
Gas transmission Pipelines
– Dampier to Bunbury Pipeline (20%)
– Australian Pipeline Trust (30%)
Infrastructure Investments
– Alinta Infrastructure Holdings (20%)
Gas Distribution Networks
– AlintaGas Networks (74%)
– Multinet (20.1%)
– NSW Gas Distribution Network
– ActewAGL Gas Network (50%)
– GasValpo
Electricity Distribution Networks
– United Energy Distribution (34%)
– N/W Melbourne Distribution Network
– ActewAGL Electricity Network (50%)
Asset Management
– Alinta Asset Management
– Agility asset management
Contracted Generation
– Wattle Point (SA) – 91MW
– Cawse (WA) – 16MW
AGL
Upstream Gas
– PNG Upstream Gas Project
– Sydney CSM Project (50%)
– Wholesale gas supply arrangements
LPG
– Elgas
– HC Extractions
AGL Retail (NSW, Vic, SA, Qld, ACT)
– 1.5m electricity customers
– 1.3m gas customers
– ActewAGL Retail (50%)
Electricity Generation
– Southern Hydro
– Loy Yang A (32.5%)
– Hallett Power Station
– Somerton Power Station
– Offtake from Bairnsdale Power Station
Growth Projects
– PNG Australian Pipeline Project
– Acquisition of up to 100% of AlintaAGL
– Hallett wind generator 95MW (SA)
– Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro generators
– Hallett gas generator expansion 250MW (SA)
– Townsville gas generator 370MW (Qld)
– Wind development projects, such as Bluff 45MW (SA), Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind generators
– Leaf Gully Stage 1 – 300MW (NSW) and Stage 2 – 500MW (NSW) generators
AlintaAGL
Electricity Generation (WA)
– Pinjarra Cogen – 2x140MW
– Additional developments under Alcoa generation alliance
Alinta Retail (WA)
– 532,000 gas customers
– 1,000 electricity customers
67%
33%

What will AGL Shareholders receive under the Agreed Transaction?

Under the Agreed Transaction, AGL Shareholders will:

- **GAIN** a 46% stake in Alinta which will comprise a new enlarged infrastructure business and include both Alinta's and AGL's infrastructure assets
- **GAIN** a 33% stake in Alinta's growing Western Australian retail and cogeneration business
- **RETAIN** 100% of AGL's energy business comprising Australia's largest retail energy customer base

Ownership structure


AGL
AGL Shareholders
100%
AGL
33% to 100%
(5 years)
AlintaAGL
67% to 0%
(5 years)
Alinta
AGL
Former AGL Shareholders
46%
Current Alinta Shareholders
Largest integrated energy player in Australia
True national footprint
Access to high growth WA retail market
Suite of growth opportunities
Exposure to Western Australia's fast growing energy market
Largest energy infrastructure owner in Australia
Largest asset operator in Australia
Successful track record in integrating infrastructure assets

What are the benefits of the Agreed Transaction for AGL Shareholders?

- **AGL's infrastructure assets are valued at a premium**

  The Agreed Transaction values AGL's infrastructure assets at $6.45 billion. This is an outstanding result compared with recent prices paid for control of other similar assets in Australia

- **You will gain an interest in Alinta's Western Australian retail business and cogeneration portfolio**

  AGL expects significant growth in the Western Australian market which will drive shareholder value. AGL will have the opportunity to move to 100% of Alinta's Western Australian retail business over the next 5 years

- **You will retain exposure to a high growth business**

  Existing AGL Shareholders will continue to hold 100% of AGL's energy business and benefit from its exciting development opportunities. AGL Shareholders will also gain an exposure to Alinta's planned growth projects through the 46% interest in Alinta

- **You will benefit from significant cost savings and synergies**

  AGL Shareholders will benefit from significant cost savings in AGL, as well as from synergies and tax benefits from the merger of AGL's and Alinta's infrastructure businesses

- **AGL's planned demerger to separate energy and infrastructure will be achieved**

  You will own shares in Australia's largest focussed integrated energy company and Australia's largest energy infrastructure owner and operator. These two companies will have specialised management teams and be free to pursue their own business opportunities

Further detail will be provided to AGL Shareholders as part of a Scheme of Arrangement to implement the Agreed Transaction

Implementation of the Agreed Transaction

As the first step in implementing the Agreed Transaction, AGL and Alinta intend to conclude a Merger Implementation Agreement (MIA) by 31 May 2006.

If the MIA is executed it is intended the Agreed Transaction will be implemented by separate Schemes of Arrangement for both AGL and Alinta shareholders. This will require AGL and Alinta Shareholders to vote in favour of the Agreed Transaction at Scheme Meetings. Court approval will also be required.

Details of factors to be considered by you in deciding whether to vote in favour of the Agreed Transaction will be set out in the Scheme Booklet which will be provided to you in advance of the Scheme Meeting.

Alinta has agreed not to waive its bid conditions in relation to the Alinta Takeover Offer, as set out in Alinta's Bidder Statement until 31 May 2006. If you accept Alinta's Takeover Offer while it is conditional, you will not receive payment until after it is unconditional.

2 If the Agreed Transaction is not implemented, your Directors continue to unanimously recommend that you REJECT the Alinta Takeover Offer




AGL


A

Alinta's Takeover Offer is clearly inadequate for control of your Company


B

AGL will continue to deliver long term shareholder value


C

AGL has superior growth prospects from its development projects and cost saving initiatives


D

AGL has the proven experience to run Australia's largest merchant energy business


E

Alinta's Takeover Offer is highly conditional

A Alinta's Takeover Offer is clearly inadequate for control of your Company

This section shows that Alinta wants control of AGL without paying the appropriate takeover premium





The implied premium that Alinta is offering to you is **inadequate** and does not compensate you for control of your Company.

Implied Control Premium offered by Alinta



Implied Control Premium offered by Alinta[1]
Premium that Alinta is offering you
7.5%
7.2%
4.6%
3.0%
1 month average prior to Alinta's raid[2]
5 day average prior to Alinta's raid[3]
Day of Alinta's raid[4]
Day prior to Alinta's formal takeover offer announcement[5]

Notes:
1. Based on the $19.14 per share implied offer price as stated in Alinta's media release on 21 February 2006 (ex AGL's interim dividend of 31 cents per share).
2. 1 month volume weighted average price to 17 February 2006.
3. 5 day volume weighted average price to 17 February 2006.
4. 20 February 2006, after market close.
5. 17 March 2006. Alinta announced its intention to make a formal takeover on 20 March 2006.



The Original AGL Demerger proposal and ongoing business announcements have driven AGL's share price

AGL's trading performance on the ASX in the last six months has been driven by the announcement of the Original AGL Demerger proposal, the acquisition of Southern Hydro on 31 October 2005 and the subsequent release of significant information to the market, including the Hallett Wind Farm development, the acquisition of a 10% interest in the PNG Upstream Gas Project and AGL's cost saving projections.

AGL Share Price Performance Post Announcement of Original AGL Demerger Proposal



31 October 2005 – Original AGL Demerger Announcement – Southern Hydro Acquisition
31 January 2006 – Hallett Wind Farm announced
13 March 2006 – AGL Merger Offer announced in conjunction with disclosure of substantial cost savings
26 April 2006 – Heads of Agreement signed with Alinta
16 January 2006 – Agreement to acquire 10% PNG Upstream Gas Project – $4.5bn 1,500PJ PNG Gas Purchase Agreement signed
13 February 2006 – AGL Scheme Booklet released
21 February 2006 – Alinta announces its initial proposal to take over AGL
20 March 2006 – Alinta announces formal takeover offer
AGL Share price ($)
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
Oct - 05
Nov - 05
Dec - 05
Jan - 06
Feb - 06
Mar - 06
Apr - 06
May - 06

Alinta wants control of your Company without paying you the necessary premium

B AGL will continue to deliver long term shareholder value

This section shows that AGL has consistently delivered superior shareholder value and expects to do so in the foreseeable future

- AGL's total shareholder return has been more than 4.5 times that of the broader market since 1990
- AGL is expecting strong growth in returns across 2005 to 2007, and has an impressive array of growth projects to power returns in the longer term (refer Section C)




H

AGL's strong earnings performance and dividend payments have delivered Total Shareholder Returns since 1990 of over 4.5 times those of the S&P/ASX All Ordinaries Accumulation Index up to the day prior to Alinta commencing its raid.

AGL's Total Shareholder Returns (TSR)


2,500%
2,000%
1,500%
1,000%
500%
0%
Jan - 90
Jan - 92
Jan - 94
Jan - 96
Jan - 98
Jan - 00
Jan - 02
Jan - 04
Jan - 06
Approx AGL TSR 2,050%
Approx All Ords Accumulation 450%

Note:
1. From 1 January 1990 to 17 February 2006, the trading day prior to Alinta commencing its raid to acquire 19.9% of AGL.
2. Assumes reinvestment of dividends and capital returns and participation in rights issues since 1 January 1990, with no tax being paid on reinvested dividends as this is dependent on the individual's tax rate.

Example: Return on a $10,000 investment in AGL from 1 January 1990


$10,000 invested in AGL
AGL
A shareholder who invested $10,000 in AGL since 1990
$205,000
AGL
Would now have AGL shares worth $205,000
1990
2006

Note: This assumes that shareholders reinvest their dividends and capital returns into AGL shares, and participate in rights issues. No tax is assumed to have been paid on reinvested dividends as this is dependent on individual's tax rates.

These superior returns are the result of the successful execution of AGL's business strategy

AGL Strategy		Action
Managing risk by developing a fully integrated energy business	→	$1.43 billion acquisition of Southern Hydro as well as the PNG Upstream Gas Project
Development of optimal ownership and operational structure	→	Announced the intended demerger of AGL Energy and AGL Infrastructure (the Original AGL Demerger)
Capital management improvement	→	50 cents per share capital return and 30 cents per share special dividend to AGL Shareholders in 2005
Sale of non core assets	→	Sale of NGC realising a $628 million profit

AGL has consistently provided its shareholders with sustainable returns and growth from underlying business operations. AGL has provided sustained EPS growth averaging 8.5% per year (excluding significant items) over 2002-2005 from its portfolio of stable infrastructure assets and higher growth energy assets and acquisitions.

AGL Stand Alone Forecast Dividends per Share


Cents per share
160
120
80
40
0
143.0
Compound growth
of 12% per year
(excluding 80 cents per
share of special dividend
and capital return)
63.0
67.5
79.5
2005
2006
2007
AGL
forecast
AGL has an attractive stable and growing DPS profile – in 2005 AGL paid a special dividend and capital return, and stand-alone growth in underlying EPS in 2006 and 2007 is forecast at 12%.

AGL Stand Alone Forecast EBITDA


EBITDA A$m
1,400
1,200
1,000
800
600
400
200
0
Compound growth
of 24% per year
781
963
1,198
2005
2006
2007
AGL
forecast
Earnings before interest tax depreciation and amortisation (EBITDA) is an indicative measure of cash flow strength which can be used to fund future growth and payment of dividends.

AGL has consistently delivered strong earnings and shareholder returns in the past and is expected to continue to do so in the future.

C AGL has SUPERIOR GROWTH prospects from its development projects and cost savings initiatives

This section explains AGL's extensive development project portfolio and cost saving initiatives which will strengthen AGL's existing business and deliver long term shareholder value.

- AGL has a strong portfolio of energy development opportunities already underway or planned.
- AGL has comprehensive programs for cost savings that will drive future profit growth.





AGL's strategy is not dependent on buying and selling assets to grow earnings and dividends

Your Board and management have positioned AGL for sustainable, long term growth. AGL has adopted a strategy to use its leading market position to develop new opportunities which provide significant medium to long term value.


AGL's current development projects
2007
2008
2009
2010
2011
Identified growth
Growth in Victoria, New South Wales and South Australian gas and electricity retail customer bases
Growth in Victoria and New South Wales gas and electricity distribution networks
Growth in Agility electricity, gas and water asset management and services
In progress
Hallett wind power generator 95MW (SA)
(1 megawatt is enough electricity to power 780 average homes)
Sydney coal seam methane gas project
Proposed PNG Australian Pipeline Project – the largest pipeline project in Australia
In development
Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
Hallett gas power generator expansion 250MW (SA)
Townsville gas power generator 370MW (Qld)
PNG Upstream Gas Project
Bluff 45MW (SA) wind power generator
Planning stage
Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
Leafs Gully Stage 1 300MW (NSW) and Stage 2 500MW (NSW) power generators
Sydney water recycling project
40% projected growth in AGL's assets over the next 4 years

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to forecast accurately the cost and commercial benefit of developing these projects. Accordingly, there is no certainty that these projects will reach completion.

Projects described as "In progress" have either commenced construction or have been scheduled to commence construction, or in respect of which AGL has committed significant resources to its development. Projects "In development" have been granted a number of the required approvals, but have not yet been approved for construction. The financial viability of these projects continues to be assessed. Projects in the "planning stage" are currently being assessed for shareholder value.

AGL's development projects have been carefully selected to facilitate growth into the next decade



AGL's current development projects


Key:
Hydro generation
Gas-fired generation
Wind farm
Water recycling
Upstream gas
PNG Australian Pipeline*
*Current and planned routes for environmental approvals and land access
PNG Upstream Gas Project
Townsville 370 MW
Sydney CSM Project
Sydney water recycling project
Leafs Gully 300 MW stage 1 500 MW stage 2
Hallett 95 MW
Bluff 45 MW
Hallett 250 MW
West Kiewa 12 MW
Bogong 130 MW
Macarthur 330 MW
Dollar 79 MW

The proposed PNG Australian Pipeline and the PNG Upstream Gas Projects provide AGL the opportunity to drive substantial shareholder returns and provide Australia with a new and substantial source of natural gas

AGL's cost saving programs will also be a key driver of future profit growth

Forecast growth will also be driven by cost savings initiatives which had been identified by AGL before Alinta announced its bid for AGL. AGL has in place plans and projects to drive costs down, such as rationalising energy billing systems.

AGL's detailed studies on the potential cost savings in AGL have identified projected total cost savings of $75 to $90 million per year to be achieved within the next three to five years:

AGL's Forecast Annual Cost Savings



Energy
$50-60 million[1]
✓ $20m per annum from 2008 onwards and without capital spend
✓ IT systems development savings of $30 to $40m per annum from 2008 onwards[2]
Infrastructure
$15-20 million[3]
✓ $15 to 20 million per annum forecast by 2009 from productivity improvements, property and site rationalisation and labour reductions
Corporate
AGL
$10 million[4]
✓ $10m from 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated

Source: AGL forecasts as included in the announcement of the AGL Merger Offer on 13 March 2006

[1] These cost savings were identified by AGL.

[2] The IT savings require an initial outlay of $80-$100 million.

[3] These cost savings were identified by Agility management.

[4] These cost savings of corporate overheads were determined by AGL management as part of the Original AGL Demerger.



AGL knows its business best and has cost savings programs that will drive future profit growth

D AGL has the PROVEN EXPERIENCE to run Australia's largest merchant energy business

This section demonstrates that AGL has the proven experience and management expertise to successfully run Australia's largest merchant energy business.





AGL is Australia's leading integrated energy business

AGL began in 1837 as a privately owned gas utility and today is Australia's leading integrated energy business.

Key AGL comparisons to Alinta:

- AGL is almost **3 TIMES** the size of Alinta based on market capitalisation.
- AGL's business is a **REAL** energy business with over **5 TIMES** the revenue generated by its energy business compared to Alinta's energy business.
- AGL has over **5 TIMES** more gas and electricity customer accounts than Alinta.
- AGL has over **18 TIMES** Alinta's generation output in the National Electricity Market (NEM) which is made up of South Australia, Victoria, Tasmania, New South Wales, the Australian Capital Territory and Queensland. Western Australia is not part of the NEM.
- AGL has the **PROVEN** experience necessary to operate in the NEM.
- AGL has developed an integrated strategy to obtain direct ownership of gas supplies (10% PNG Upstream Gas Project, 50% Sydney CSM Joint Venture) whereas Alinta owns very limited gas supply assets.

Comparison of size by market capitalisation

Relative Size of AGL and Alinta (by market capitalisation)



AGL
Alinta
$8.4 billion
$2.9 billion

Source: AGL and Alinta market capitalisation as at 21 April 2006
Note: These figures include Alinta's 19.9% shareholding in AGL.

Comparison of earnings by business group

AGL's energy business represents almost 55% of your Company and generates **5 times** the earnings (before interest, tax, depreciation and amortisation) of Alinta's energy business based on 2006 forecasts – AGL is a REAL energy Company.

AGL vs Alinta's Energy Business Size as a Percentage of Earnings
(by 2007 earnings before interest, tax, depreciation and amortisation)



Infrastructure & Other
37%
$441m
Energy
63%
$757m
Energy
29%
$79m
Infrastructure & Other
71%
$190m
AGL
EBITDA $1,198m
Alinta EBITDA $269m

Source: Alinta Bidder's Statement and AGL forecasts as included in the financial information section of this Target Statement (see section 2.2)
Note: Energy includes gas and electricity sales, generation and upstream interests. AGL's contracted generation and AGL's Agility asset management business are included in "Infrastructure and Other". Similarly, Alinta's asset management business and Alinta's power generation (WA cogeneration plants) are included in "Infrastructure & Other". "Other" EBITDA as disclosed in section 5 of the Alinta Bidder's Statement is assumed to be allocated 30% and 70% to energy and infrastructure respectively.



Comparison of size by customer base

AGL is the manager of the largest retail energy customer base in the Australian energy market. Virtually all of these customers are within the states that make up the NEM. By comparison, Alinta has virtually no customers in this market given that its retail operations are almost entirely in the Western Australian market.

AGL vs Alinta National Retail Customer Account Numbers


2.8 million
1.5 million electricity
1.3 million gas
AGL
0.001 million electricity
0.5 million gas
Alinta
AGL is Australia's largest retail energy business serving approximately 2.8 million gas and electricity customer accounts.

Source: AGL and Alinta 2005 Annual Reports

Comparison of size by generation capacity in the National Electricity Market

AGL has a generation capacity in the NEM that is much greater than that of Alinta.

AGL vs Alinta Generation Capacity (MW) In The NEM


Total 3,886 MW
Planning stage 1,209 MW
In development 807 MW
In progress 95 MW
Now 1,775 MW
AGL
Now 94 MW
Alinta
AGL has a large generation capacity in the NEM and is planning to more than double the size of this portfolio in the next four years.

Source: AGL Scheme Booklet and Alinta 2005 Annual Report.
Note: AGL generation includes 32.5% (equal to 689 MW) of Loy Yang A. AGL is not involved in the dispatch and trading of Loy Yang A's capacity. Alinta has only an indirect interest in the small Bairnsdale power station in Victoria (94 MW) through its 20% interest in AIH. Alinta is responsible for dispatch from this power station under a tolling arrangement with AIH.

AGL has the proven experience necessary to operate in the National Electricity Market

Operating in the National Electricity Market (NEM) is risky without a comprehensive understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes although retail prices charged to customers are fixed;
- the ownership of generation capacity;
- risks arising from physical failure of transmission lines between states which sometimes means power failures; and
- the implementation of appropriate risk management strategies.

This is experience that AGL has gained operating in the NEM since its establishment.

Alinta's retail energy customers are located in Western Australia, where:

– wholesale electricity prices are considerably less volatile than in the NEM due to a different market structure; and
– competition in the retail gas market is limited and as a result, there is little customer churn.


The Australian Electricity Market


Western Australian Market
Alinta
National Electricity Market
AGL

Note: Tasmania will join the NEM fully following completion of the Basslink connector.

With only around 1,000 electricity customers in the vastly different Western Australian market, Alinta has NOT gained the experience necessary to run your energy business in the competitive NEM, across eastern Australia

AGL's strategy of securing energy supply

AGL's integrated energy business platform links its upstream and generation operations with its retail businesses in order to diversify risk and enhance its financial performance.

AGL's Integrated Strategy



Electricity
Generation
Generation capacity:
– Brown coal
– Hydro
– Gas
Gas
Upstream ownership
Direct ownership interests in gas supply:
– Sydney CSM (50%)
– PNG Upstream Gas Project (10%)
– HC Extractions (100%)
AGL
AGL's portfolio and risk management
Electricity
Retail
Customers:
– 1.5 million
Electricity sales 2005:
– 22,279 GWh
Gas
Retail
Customers:
– 1.3 million
Natural gas sales 2005:
– 173 PJ

Source: AGL

AGL has reached this position through internal growth as well as strategic acquisitions in the energy market over the last decade. AGL has acquired and integrated several significant energy businesses into its portfolio over the last decade.

Acquisitions by AGL for Portfolio Diversification



1995
Initial acquisition of 50% stake in Solaris electricity business (Vic). Remaining 50% acquired in 1998
1998
Acquisition of Gas Valpo (Chile)
2000
Acquisition of ETSA electricity retail business (SA)
2000
Formation of ActewAGL
2002
Acquisition of Pulse gas and electricity retail business (Vic)
2004
Acquisition of 32.5% interest in Loy Yang A power station and coal mine (Vic)
2005
Acquisition of 50% interest in Sydney CSM Project
2005
Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006
Investment in PNG Upstream Gas Project
LEGEND
Upstream
Retail
Generation
PNG Upstream Gas Project 2006 (10% ownership)
Sydney CSM Project 2005 (50% ownership)
ETSA - 2000
ActewAGL - 2000[1]
Pulse - 2002
Solaris - 1995[1]
Loy Yang A - 2004 (32.5% ownership)
Southern Hydro - 2005

Source: AGL

[1] Acquisitions involved additional assets to retail business.



E Alinta's Takeover Offer is highly conditional

This section explains that the Alinta Takeover Offer is subject to a number of conditions which AGL considers may not be satisfied. Therefore the Alinta Takeover Offer is uncertain.





Alinta's Takeover Offer has numerous conditions, making its offer uncertain. Some of these conditions were unable to be met, even at the time Alinta announced the Alinta Takeover Offer.

In addition, under the Heads of Agreement which AGL and Alinta signed in relation to the Agreed Transaction, Alinta has agreed not to waive any of its bid conditions until at the earliest, 31 May 2006.

AGL Shareholders should be warned that until Alinta's Takeover Offer becomes unconditional:

- Alinta does not need to pay any consideration to AGL Shareholders who choose to accept its offer; and
- AGL Shareholders who choose to accept Alinta's Takeover Offer will not be able to withdraw their acceptances unless Alinta extends its bid by more than one month.

Section 1.3 of this Target Statement provides further detail and AGL's explanation of these conditions.

Alinta's Takeover Offer is highly conditional and uncertain. Several of its conditions cannot be satisfied and your Board anticipates that more conditions may not be satisfied

Both AGL and Alinta Directors have recommended that you DO NOT ACCEPT the Alinta Takeover Offer

1 Your Directors unanimously recommend that you REJECT Alinta's Takeover Offer because Alinta has agreed with AGL to implement a transaction which will provide greater value for you than Alinta's Takeover Offer for AGL

2 If the Agreed Transaction is not implemented, your Directors continue to unanimously recommend that you REJECT the Alinta Takeover Offer for the following reasons:



Alinta's Takeover Offer is clearly inadequate for control of your Company



AGL will continue to deliver long term shareholder value



AGL has superior growth prospects from its development projects and cost saving initiatives



AGL has the proven experience to run Australia's largest merchant energy business



Alinta's Takeover Offer is highly conditional

Make a fully informed decision on AGL and Alinta:

REJECT Alinta's Takeover Offer for your AGL Shares. Take no action and ignore any documents that Alinta sends to you.

AGL's Response to Certain Statements Made by Alinta

Alinta has made many far reaching claims. Some of these are set out below, with the AGL Directors' response. You should decide what you think and whether Alinta's claims are justified.

Alinta's Claim	AGL Directors' Response
The Alinta Takeover Offer is a significant premium on the value of your AGL Shares	■ Alinta's Takeover Offer of $19.14, based on the date of its original proposal to take over AGL, undervalues your investment in AGL
The AGL Share price may fall in the absence of the Alinta Takeover Offer	■ AGL has consistently delivered on its integrated energy strategy over the past few years. Recent announcements by AGL evidence the execution of this strategy and will provide for future growth and increased returns ■ AGL's offer of a true merger will allow the value of merging Alinta and AGL to continue to be realised
Alinta's purchase of AGL Shares has contributed to AGL's share price increase since October 2005	■ AGL's share price performance since the announcement of the Original AGL Demerger indicates that investors recognise the value of a demerger into separate energy and infrastructure companies ■ AGL has released a significant amount of additional information to the market which has been supportive of the increase in AGL's share price. This includes: – the agreement to acquire 10% of the PNG Upstream Gas Project, and signing of a $4.5 billion, 1,500 PJ Gas Purchase Agreement with the PNG Gas Producers; – confirmation of the Hallett Wind Farm project; and – significant stand-alone cost savings projections

Alinta's Claim	AGL Directors' Response
Alinta has proven operational expertise and fresh ideas	■ Alinta has only **limited experience** operating and managing the risks of an integrated energy business in the National Electricity Market. Alinta wants to share in benefits that have been created and driven by AGL management – AGL has approximately 2.8 million retail customer accounts across the eastern Australian states; and – Alinta has minority interests in infrastructure that supplies energy to retailers but has very few direct retail customer relationships in the eastern Australian states ■ AGL's services and network businesses have been assessed as being comparatively efficient (see AGL Announcement 13 March 2006) ■ The AGL Board has driven shareholder value by making significant acquisitions and rationalisations. AGL has also utilised its leading market position to develop projects to ensure long term and sustainable growth
Alinta has proven financial management expertise and outperformance on most significant financial metrics	■ Alinta's shareholder return comparisons are **misleading** and do not include the 30 cents per share special dividend and 50 cents per share capital return paid by AGL to AGL Shareholders last year ■ Alinta's dividend chart is **misleading** – it makes Alinta's dividends appear higher than AGL's when in fact they are not. The growth in AGL's dividend (excluding the special dividend and capital return) from 2004 to 2005 was actually higher than the growth in Alinta's dividend **Historical and forecast stand alone dividends per share and capital returns of AGL and Alinta (cents per share)**  160.0 140.0 120.0 100.0 80.0 60.0 40.0 20.0 0.0 143.0 50 cent per share capital return and 30 cent per share special dividend = 80 cents 52.0 16.5 52.0 25.0 55.0 33.0 60.0 42.0 63.0 44.0 67.5 44.0 79.0 46.0 2001 2002 2003 2004 2005 2006 2007 AGL ALN Source: AGL and Alinta annual reports, 2001 to 2005. Alinta Bidder's Statement, section 5.8. Dividends are for AGL's and Alinta's respective financial year ends (AGL – 30 June and Alinta – 31 December) ■ Alinta's forecast dividends per share on a stand alone basis as included in the Alinta Bidder's Statement only show nominal growth, implying that the dividend growth forecast by Alinta under Alinta's Takeover Offer will be driven by its acquisition of AGL ■ The AGL stand alone dividend per share forecast is consistent with the top end of the forecast range as previously disclosed in the Scheme Booklet and reflects the operational conditions and performance in the year to date

Alinta's Claim	AGL Directors' Response
Alinta has a strong acquisition and integration track record	■ Historically, Alinta has relied on acquisitions to grow ■ AGL has a more balanced approach to growth. Since adopting a new strategic direction, demonstrated by its acquisition of an interest in Loy Yang A in 2004, AGL has been consistent in implementing an integrated energy company strategy to maximise shareholder value. Key highlights of this strategy include: – formation of the Sydney CSM Joint Venture (2005); – acquisition of Southern Hydro (2005); and – acquisition of 10% of the PNG Upstream Gas Project, and entry into the 1,500 PJ Gas Purchase Agreement with a contract for first gas sales to NRG Flinders already agreed (2006) ■ AGL also has a number of development projects that are under way, for example, the Hallett Wind Farm - Australia's largest wind farm - and the PNG Upstream Gas Project and PNG Australian Pipeline Project which, if successful, will provide a substantial source of natural gas to Australia
Alinta's Takeover Offer gives AGL Shareholders the opportunity to own a truly national energy company	■ AGL Shareholders already own shares in Australia's leading energy company ■ AGL already operates in all Australian states and territories and has a strong retail presence in the eastern markets and an expanding footprint ■ Alinta predominantly operates in Western Australia and is not a truly national energy company
Alinta's Takeover Offer is a clear way forward	■ The AGL Board and management teams were in the process of seeking shareholder approval to implement the Original AGL Demerger before Alinta's Takeover Offer: – strong positive share price appreciation since the announcement of the Original AGL Demerger suggests that the plan was well received by the market; and – AGL believes a demerger is the best way to achieve long term shareholder value and intends to proceed with its demerger plans ■ To enhance its demerger plans and provide AGL Shareholders with a superior outcome, AGL is seeking a true merger with Alinta and separation of the combined energy and infrastructure businesses (subject to obtaining Court and shareholder approval) ■ There is no certainty that Alinta will be able to implement its proposal for a demerger - it may not obtain the necessary shareholder approvals and regulatory approvals
CGT rollover relief should be available if Alinta acquires more than 80% of AGL	■ CGT rollover relief is only available to AGL Shareholders if Alinta acquires at least 80% of the AGL Shares. If Alinta does not acquire at least 80% of the AGL Shares then most AGL Shareholders who accept the Alinta Takeover Offer will have to pay CGT, despite not receiving any cash from Alinta for their AGL Shares ■ For those shareholders who acquired their AGL Shares on or after 20 September 1985 and who have held AGL Shares for a considerable period of time, CGT may be significant as a result of the low cost to acquire your investment in AGL compared to the high value of your investment in AGL today

Frequently Asked Questions

The process governing takeovers is complex. This section of the Target Statement is designed to help you understand some of the issues relating to the Alinta Takeover Offer.

(a) What am I being offered under the Alinta Takeover Offer?

Alinta is offering 1.773 Alinta Shares for each of your AGL Shares.

(b) What are the AGL Directors recommending?

Your AGL Directors recommend that you **REJECT** Alinta's Takeover Offer. The reasons for this recommendation are set out in this Target Statement.

(c) How should I reject the Alinta Takeover Offer?

To follow the AGL Directors' recommendation to reject the Alinta Takeover Offer, you should take no action and ignore all documents sent to you by Alinta.

(d) What choices do I have as an AGL Shareholder?

Your AGL Directors unanimously recommend that you reject Alinta's Takeover Offer.

However, as an AGL Shareholder you have the following choices:

- do nothing;
- sell your AGL Shares on the stock market (unless you have already accepted Alinta's Takeover Offer and have not validly withdrawn your acceptance); or
- accept Alinta's Takeover Offer for all or some of your AGL Shares.

There are implications for you in relation to each of these choices.

(e) What happens if I do nothing?

You will remain as an AGL Shareholder unless Alinta can compulsorily acquire your AGL Shares. If Alinta is able to implement the AGL Only Demerger (which is not certain), you would be able to participate in that demerger. If you do nothing, but Alinta acquires 90% or more of AGL Shares and all the conditions of the Alinta Takeover Offer are satisfied or waived, Alinta has said that it intends to compulsorily acquire your AGL Shares on the same terms as the Alinta Takeover Offer. Refer to section 1.11 of this Target Statement.

(f) Can I be forced to sell my AGL Shares?

You cannot be forced to sell your AGL Shares unless Alinta proceeds to compulsory acquisition of your AGL Shares. Alinta will need to acquire at least 90% of AGL Shares (under the Alinta Takeover Offer or otherwise) or to hold at least 90% of AGL Shares on a fully diluted basis in order to exercise compulsory acquisition rights. If Alinta acquires at least 90% of AGL Shares and proceeds to compulsory acquisition, then you will be paid the same consideration as is payable by Alinta under the Alinta Takeover Offer.

(g) What are the risks associated with the Alinta Takeover Offer?

Section 6 of the Alinta Bidder's Statement contains information about the risks that may have an adverse impact on the financial performance of the Merged Group and the value of Alinta Shares. There are other risks not fully disclosed by Alinta including the following:

- it is not certain that Alinta would obtain all AGL or Alinta Shareholder approvals necessary to implement its demerger intentions;
- Alinta has limited experience in operating in the National Electricity Market; and
- Alinta's existing commercial interests are in conflict with the PNG Upstream Gas Project.

Section 1.13 of this Target Statement contains further information on the risks associated with Alinta's Takeover Offer and Alinta's business.

(h) Does the Alinta Takeover Offer contain any conditions?

Yes. The Alinta Takeover Offer is highly conditional. A summary of the major conditions of the Alinta Takeover Offer, together with AGL's comments on those conditions, is set out in section 1.3 of this Target Statement. The full terms of the conditions of the Alinta Takeover Offer are set out in section 12 of the Alinta Bidder's Statement.

The AGL Directors consider that some of those conditions have not been satisfied as at the date of this Target Statement, or may not be able to be satisfied, including the conditions:

- in relation to change in control under AGL contracts;
- relating to the PNG Upstream Gas Project;
- relating to Alinta obtaining an indicative credit rating from Standard & Poor's and requiring AGL to provide information to Standard & Poor's; and
- requiring AGL to waive all breaches of the conditions of the AGL Merger Offer arising in connection with the Alinta Takeover Offer or to give an undertaking in the form required by Alinta, in each case by 27 March 2006.

(i) What happens if the conditions of the Alinta Takeover Offer are not satisfied or waived?

If the conditions of the Alinta Takeover Offer are not satisfied or waived before the Alinta Takeover Offer closes, the Alinta Takeover Offer will lapse. This means that:

- if you have previously accepted the Alinta Takeover Offer, your acceptance is void, you will not be issued with shares by Alinta and you will continue to be an AGL Shareholder. You will be free to deal with your AGL Shares; or
- if you have not previously accepted the Alinta Takeover Offer, you will continue to be an AGL Shareholder and will be free to deal with your AGL Shares.

(j) If I want to accept the Alinta Takeover Offer, how would I do it?

The AGL Directors have unanimously recommended that you reject the Alinta Takeover Offer. However, if, despite that, you want to accept the Alinta Takeover Offer, see Part A of the Alinta Bidder's Statement, as well as the instructions on the Acceptance Form, for instructions on how to accept the Alinta Takeover Offer.

(k) What are the tax implications of accepting the Alinta Takeover Offer?

While the AGL Directors recommend that you obtain independent taxation advice, a summary of some taxation consequences of accepting the Alinta Takeover Offer are set out in section 3 of this Target Statement. It is likely that most AGL Shareholders who accept the Alinta Takeover Offer will have to pay CGT unless Alinta acquires at least 80% of AGL Shares.

(l) If I want to accept, should I wait until the Alinta Takeover Offer becomes unconditional?

Yes. Although the AGL Directors have unanimously recommended that you reject the Alinta Takeover Offer, if you accept while the Alinta Takeover Offer is conditional, you will not be able to withdraw your acceptance or deal with your AGL Shares (except if Alinta extends its Offer Period by more than one month). Further, you will not know when you will receive the consideration for your AGL Shares or whether or when the Alinta Takeover Offer will become unconditional.

(m) What are the consequences of accepting the Alinta Takeover Offer now?

If you accept the Alinta Takeover Offer while it is conditional, you will give up your right to sell your AGL Shares on the stock market or otherwise deal with your AGL Shares while the Alinta Takeover Offer remains open, unless Alinta extends its Offer Period by more than one month.

If you accept the Alinta Takeover Offer and it becomes unconditional, you will be issued with Alinta Shares in return for your AGL Shares. As a shareholder of Alinta, you will be exposed to risk factors associated with Alinta Shares after the takeover has been completed. See section 6 of the Alinta Bidder's Statement and section 1.13 of this Target Statement for further information in this regard.

(n) If I accept the Alinta Takeover Offer, can I withdraw my acceptance at any time?

No. You will only be permitted to withdraw your acceptance if Alinta extends its Offer Period by more than one month.

(o) When does the Alinta Takeover Offer close?

The Alinta Takeover Offer will close at 7.00pm (Sydney time) on 31 May 2006 unless it is extended or withdrawn.

The likely last date for Alinta to extend the Offer Period (assuming the Alinta Takeover Offer is still conditional at the time of extension) is 23 May 2006.

(p) Can Alinta vary the Alinta Takeover Offer?

Yes. Alinta can vary the Alinta Takeover Offer by waiving the conditions to the Alinta Takeover Offer, extending the Offer Period or increasing the amount offered under the Alinta Takeover Offer.

(q) When will I receive Alinta Shares if I accept the Alinta Takeover Offer?

If you accept the Alinta Takeover Offer, you will have to wait for the Alinta Takeover Offer to become unconditional before you receive Alinta Shares.

Full details of when you will receive your consideration are set out in section 13 of the Alinta Bidder's Statement.

If you are a Foreign AGL Shareholder and accept the Alinta Takeover Offer, the Alinta Shares to which you would otherwise have been entitled under the Alinta Takeover Offer will be sold on your behalf and the net proceeds of sales sent to you. Refer to section 13.6 of the Alinta Bidder's Statement.

(s) If Alinta acquires at least 50.1% but less than 90% of the AGL Shares, will I still be able to sell my AGL Shares on the stock market?

If you retain your AGL Shares, you will still be able to sell them on the ASX unless AGL is delisted at some time in the future.

(t) What if I am a Foreign AGL Shareholder?

If you are a Foreign AGL Shareholder, see section 1.12 of this Target Statement.

(u) What if I have any further questions?

AGL has established the AGL Shareholder Information Line for AGL Shareholders in relation to the Alinta Takeover Offer from Monday to Friday between 8.30am and 5.30pm (Sydney time). The telephone number is 1800 824 522 (toll-free for calls made from within Australia) or +61 2 8280 7012 (for calls made from outside Australia). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Announcements made to ASX by AGL and other information relating to the Alinta Takeover Offer can be obtained from AGL's website at www.agl.com.au.

DETAILED INFORMATION SECTIONS

1 Alinta Takeover Offer

This section contains some more detailed information on the Alinta Takeover Offer, its conditions and some of the risks associated with the Alinta Takeover Offer.

1.1 Alinta Takeover Offer

On 20 March 2006 Alinta announced its intention to make an offer to AGL Shareholders to acquire all of the AGL Shares.

The Alinta Takeover Offer has been made through an Alinta wholly owned subsidiary, Alinta Group Holdings Pty Ltd.

Alinta's original bidder's statement contained a number of factual inaccuracies and omissions. As a result, on 31 March 2006 Alinta served AGL with a copy of its supplementary bidder's statement. The document dated 31 March 2006 is referred to in this Target Statement as "the Alinta Bidder's Statement" and contains the Alinta Takeover Offer. Alinta notified ASX on 20 April 2006 that it had completed sending the Alinta Bidder's Statement to AGL Shareholders.

AGL Shareholders should note that the Alinta Bidder's Statement contains a number of statements which the AGL Directors consider to be either incorrect or misleading. Details of the AGL Directors' responses to these statements are set out in the section of this Target Statement entitled "AGL's response to certain statements made by Alinta".

A summary of the Alinta Takeover Offer is set out in this section 1 of this Target Statement. For further information regarding the terms of the Alinta Takeover Offer please refer to Part E of the Alinta Bidder's Statement.

1.2 Offer consideration

Alinta is offering to acquire all of your AGL Shares. You may accept the Alinta Takeover Offer in respect of all or some only of the AGL Shares registered in your name at the date your Acceptance Form is processed.

Alinta is offering no cash for your AGL Shares. The consideration offered for your AGL Shares under the Alinta Takeover Offer is 1.773 Alinta Shares for each of your AGL Shares. On 1 May 2006, the closing price of Alinta Shares on ASX was $11.44. Based on this price, the implied market value of an AGL Share under the Alinta Takeover Offer is $20.28.

1.3 Conditions of the Alinta Takeover Offer

The Alinta Takeover Offer is highly conditional and the full terms of the conditions of the Alinta Takeover Offer are set out in section 12 of the Alinta Bidder's Statement.

If each of the conditions of the Alinta Takeover Offer is not waived or satisfied by the end of the Offer Period the Alinta Takeover Offer will lapse. This means that if you have accepted the Alinta Takeover Offer, the contract resulting from your acceptance of the Alinta Takeover Offer will be void and only then will you be free to deal with your AGL Shares as you see fit.



AGL Shareholders should note that some of the conditions to the Alinta Takeover Offer are not, and never were, capable of being satisfied. In addition, other conditions rely on AGL taking actions which the AGL Board considers AGL is not able to take or which the AGL Board considers are not in the best interests of AGL. As a consequence these conditions will also not be satisfied. Therefore, unless the conditions in these categories are waived by Alinta before the end of the Offer Period, the Alinta Takeover Offer will lapse. For examples of these types of conditions please refer to the table below.

As at 2 May 2006, Alinta has not announced that any of the conditions of the Alinta Takeover Offer have been fulfilled or waived other than the condition relating to its share price not falling below $10.80 before dispatch of the Alinta Bidder's Statement.

AGL Shareholders who accept the Alinta Takeover Offer:

- will only receive the consideration for their AGL Shares after the Alinta Takeover Offer becomes unconditional; and
- cannot withdraw their acceptance while the Alinta Takeover Offer is conditional unless Alinta extends the Offer Period by more than one month.

As well as the general comments set out above AGL wishes to make specific comment in relation to certain conditions of the Alinta Takeover Offer set out in section 12 of the Alinta Bidder's Statement. These conditions and AGL's comments are described in the table below.

Alinta Takeover Offer Condition	AGL Comment
At the end of the Offer Period, Alinta has a relevant interest in at least 50.1% (by number) of the AGL Shares on issue at that time (see section 12.1(a) of the Alinta Bidder's Statement).	Alinta has made statements to the effect that it may waive this condition if it considers that it is in Alinta's best interests to do so (see section 19.1(a) of the Alinta Bidder's Statement). As described immediately after this table, AGL has made an application to the Takeovers Panel for an order that Alinta not be permitted to waive this condition. The Takeovers Panel has made orders, also described below, which Alinta has sought to have reviewed. **Regardless of the outcome of the Takeovers Panel proceedings AGL believes that this condition may not be satisfied.**
During the Condition Period no material acquisitions or disposals of assets by AGL or its subsidiaries and no material commitments by AGL or its subsidiaries occur or become public (see section 12.1(e) of the Alinta Bidder's Statement).	As part of the preparations for the Original AGL Demerger, AGL and its subsidiaries undertook a number of intra-group share and asset transfers to separate the Energy Business from the Infrastructure Business. Some of these transactions were completed during the Condition Period. While there is no net effect on the assets or liabilities of the AGL Group, these transfers have breached this condition. The Heads of Agreement entered into between AGL and Alinta in respect of the Agreed Transaction has also breached this condition. Further, given the wide-ranging effect of this condition it may not be possible for AGL to carry on its business in the ordinary course without breaching this condition. During the Offer Period the AGL Directors will: (i) continue to act in the ordinary course of business even though that may cause AGL to breach the thresholds set out in sub-paragraphs (i) to (iv) of section 12.1(e) of the Alinta Bidder's Statement; and (ii) continue to have regard to their fiduciary and statutory duties in the context of any significant transactions which AGL or its subsidiaries propose to enter into during the Offer Period. **In light of the above this condition will not be satisfied. Therefore, Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**

Alinta Takeover Offer Condition	AGL Comment
There are no existing material agreements or arrangements under which other parties have rights to terminate or vary a material agreement or arrangement with AGL, or acquire a material asset of AGL, as a result of Alinta's acquisition of AGL Shares, except where a waiver of those rights has been obtained (see section 12.1(g) of the Alinta Bidder's Statement). The condition also requires that on or before the date this Target Statement is sent to AGL Shareholders, AGL must make an announcement summarising any right referred to above or confirm that there are no rights of this kind.	Section 2.7 of this Target Statement contains details of the effects of the Alinta Takeover Offer on certain material contracts of AGL and its subsidiaries. AGL does not intend to seek a waiver of rights of the kind referred to in this condition which are included in these or other contracts. **In light of the above this condition will not be satisfied. Therefore, Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**
(i) There is no obligation on AGL or any subsidiary of AGL to acquire or sell gas from the PNG Upstream Gas Project to customers in Australia until PNG Pipeline Commissioning (see section 12.1(j)(i) of the Alinta Bidder's Statement); and (ii) AGL or a subsidiary of AGL has the right to assess the financial viability of the PNG Australian Pipeline Project and, if it considers that project is not financially viable, the right, prior to the commencement of construction of the PNG Australian Pipeline, to terminate its commitment to the project without incurring expenditure or liability in excess of $20,000,000 (see section 12.1(j)(iii) of the Alinta Bidder's Statement). These conditions also require that on or before the date this Target Statement is sent to AGL Shareholders, AGL must make an announcement to ASX which summarises the obligations or rights referred to above or must confirm that there are no obligations of this kind.	The PNG Upstream Gas Project and PNG Australian Pipeline Project are of key strategic importance to AGL Shareholders. If development progresses, these projects will result in a significant source of natural gas to the Australian market. AGL only commits to major infrastructure developments such as these after full assessment of their financial viability (as explained in sections 6.1(c)(ii) and 6.4 (a)(vii) of the Scheme Booklet). The AGL Board considers that the viability of these projects may be compromised under Alinta management. This is because Alinta may face potential conflicts of interest as a result of its current indirect pipeline investments on the east coast of Australia (for example, the Queensland Gas Pipeline and the Eastern Gas Pipeline). These interests are held as a result of Alinta's 20% interest in AIH. The conditions to the Alinta Takeover Offer suggest that Alinta is not fully informed of the commercial aspects of the PNG Upstream Gas Project as publicly announced, and AGL's involvement in it. In particular: ■ AGL has already publicly disclosed that AGL's gas purchases from the PNG Upstream Gas Project are conditional on financial close of the PNG Australian Pipeline Project, rather than its commissioning. To appropriately protect AGL these obligations are curtailed if pipeline commissioning is delayed. This contract structure, typical for a project of this type, is expected to be replicated in arrangements with other customers. ■ It is clearly stated on page 34 of AGL's most recent ASX Appendix 4D dated 28 February 2006 (filed in relation to AGL's half year results) that AGL's PNG 1,500PJ Gas Purchase Agreement is conditional on financial close of the PNG Australian Pipeline Project. ■ Note 36 to AGL's 2005 financial statements discloses AGL's capital commitments as being $15.4 million as at 30 June 2005. It should be evident that this note does not include a capital commitment in respect of the PNG Australian Pipeline Project. No events have occurred that would require AGL to change this disclosure. In light of the above AGL does not intend to make the further disclosures in relation to the PNG Upstream Gas Project or the PNG Australian Pipeline Project at this time which Alinta has requested. **Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**

Alinta Takeover Offer Condition	AGL Comment
Neither AGL nor any subsidiary of AGL has obtained or applied for any stamp duty or tax relief or exemption in connection with the restructuring or transfer of assets of the AGL Group which may result in a liability being incurred if the transactions contemplated in section 3 of the Alinta Bidder's Statement are implemented (see section 12.1(k) of the Alinta Bidder's Statement). The transactions contemplated in section 3 of the Alinta Bidder's Statement include the AGL Only Demerger and the Full Demerger. This condition also requires that on or before the date that AGL sends this Target Statement to AGL Shareholders, AGL must make an announcement to the ASX that summarises the material aspects of each relief or exemption referred to above or confirms that no relief or exemption of this kind has been obtained or applied for.	The majority of AGL's intended internal group restructure steps were implemented in anticipation of the Original AGL Demerger. Also, in January 2006, applications for stamp duty exemptions were made in New South Wales and Victoria in connection with these restructure steps. However, the information in the Alinta Bidder's Statement does not enable the consequences of the transactions contemplated in section 3 of the Alinta Bidder's Statement for these stamp duty exemptions to be determined. In light of the above AGL does not intend to make the disclosure required in this condition. **Therefore, the condition will not be satisfied. This means that Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**
On or before the date that AGL sends this Target Statement to AGL Shareholders, AGL consents to Alinta obtaining an indicative credit rating from Standard & Poor's in respect of AGL for the period after Alinta obtains control of AGL and AGL provides Standard & Poor's with information it reasonably requests to enable Standard & Poor's to assess the obligations of AGL and its subsidiaries in respect of PNG Upstream Gas Project and PNG Australian Pipeline Project (see section 12.1(n)(i) of the Alinta Bidder's Statement).	AGL does not believe that this is a reasonable requirement and will not take the actions required to satisfy this condition. **In light of the above this condition will not be satisfied. Therefore, Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**
One of the following events occurs: - AGL waives all breaches of the defeating conditions of the AGL Merger Offer arising in connection with the Alinta Bid; - AGL has a relevant interest in less than 50% of Alinta Shares on the date six weeks after the date of the Alinta Bidder's Statement; or - Alinta Shareholders in general meeting approve Alinta proceeding with the Alinta Bid. (See section 12.1(p)(i) of the Alinta Bidder's Statement) In section 12.4 of the Alinta Bidder's Statement Alinta states that it will not declare the Alinta Takeover Offer free from the condition set out in section 12.1(p)(i) unless: - AGL fails to give the undertaking referred to in section 12.1(p)(ii) (see condition below) within the time required or breaches the undertaking; - the Board of AGL recommends the Alinta Takeover Offer;	**AGL does not intend to waive the breaches of the defeating conditions of the AGL Merger Offer arising in connection with the Alinta Takeover Offer. Therefore, unless AGL has a relevant interest in less than 50% of Alinta Shares on 12 May 2006 or Alinta Shareholders in general meeting approve Alinta proceeding with the Alinta Takeover Offer, this condition will not be satisfied.** As stated Alinta has said that it will not declare its offer free from the condition in section 12.1(p)(i), except in certain circumstances. However, because one of those circumstances has already occurred (that is, AGL has not given the undertaking referred to in section 12.1(p)(ii)). **Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**

Alinta Takeover Offer Condition	AGL Comment
- the offers made under the AGL Merger Offer lapse; or - a person other than Alinta or a subsidiary of Alinta announces a takeover bid for AGL or a proposal to merge corporate entities or businesses involving AGL or any subsidiary of AGL.	
Before 27 March 2006, AGL either: - waives all breaches of the defeating conditions of the AGL Merger Offer arising in connection with the Alinta Takeover Offer; or - gives an enforceable written undertaking to Alinta that it will procure that the conditional nature of offers made and takeover contracts arising under the AGL Merger Offer is maintained except in certain circumstances. (See section 12.1(p)(ii) of the Alinta Bidder's Statement)	**This condition was not satisfied. Therefore, Alinta must waive this condition or the Alinta Takeover Offer cannot become unconditional.**

AGL made an application to the Takeovers Panel, for orders to prevent the problems which might arise from two conflicting offers (ie the AGL Merger Offer and the Alinta Takeover Offer).

As a result of that application, the Takeovers Panel has ordered Alinta to include a condition in the Alinta Takeover Offer which requires Alinta to acquire more than 50% of the AGL Shares. At the time that that condition is satisfied, and all other conditions of the Alinta Takeover Offer have been satisfied or waived, AGL must have acquired less than 50% of the Alinta Shares. This condition cannot be waived without the consent of the Takeovers Panel. AGL is required to include an equivalent condition in the AGL Merger Offer.

Alinta has applied for a review of the Takeovers Panel's decision. The Takeovers Panel has stayed its orders until that review has been completed. Alinta has undertaken not to allow the Alinta Takeover Offer to become unconditional until the review has been determined.

1.4 Notice of status of conditions

The Alinta Bidder's Statement indicates that Alinta will give a Notice of Status of Conditions on 23 May 2006. If the Offer Period is extended before the time by which the Notice of Status of Conditions is to be given, the date for giving the Notice of Status of Conditions will be taken to be postponed for the same period.

In the event of such an extension, Alinta is required, as soon as practicable after the extension, to give a notice to the ASX and AGL that states the new date for the giving of the Notice of Status of Conditions. Alinta is required to set out in its Notice of Status of Conditions:

- whether the Alinta Takeover Offer is free of any or all of the conditions;
- whether, so far as Alinta knows, any of the conditions have been fulfilled; and
- Alinta's voting power in AGL.

If a condition is fulfilled (so that the Alinta Takeover Offer becomes free of that condition) during the Offer Period but before the date on which the Notice of Status of Conditions is required to be given, Alinta must, as soon as practicable, give the ASX and AGL a notice that states that the particular condition has been fulfilled.

1.5 Offer period

Unless the Alinta Takeover Offer is extended or withdrawn, it is open for acceptance from 18 April 2006 until 7.00 pm (Sydney time) on 31 May 2006.

The circumstances in which Alinta may extend or withdraw the Alinta Takeover Offer are set out in sections 1.6 and 1.7 respectively of this Target Statement.

1.6 Extension of offer period

Alinta may extend the Offer Period at any time before giving the Notice of Status of Conditions while the Alinta Takeover Offer is subject to conditions.

However, if the Alinta Takeover Offer is unconditional (that is, all the conditions are fulfilled or freed), Alinta may extend the Offer Period at any time before the end of the Offer Period.

In addition, there will be an automatic extension of the Offer Period if, within the last 7 days of the Offer Period:

- Alinta improves the consideration under the Alinta Takeover Offer; or
- Alinta's voting power in AGL increases to more than 50%.

If either of these two events occurs, the Offer Period is automatically extended so that it ends 14 days after the relevant event occurs.

1.7 Withdrawal of Alinta Takeover Offer

In accordance with section 652B of the Corporations Act, the Alinta Takeover Offer may only be withdrawn with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

If Alinta withdraws the Alinta Takeover Offer, any contract resulting from its acceptance will automatically be void.

1.8 Effect of acceptance and your ability to withdraw your acceptance

The effect of accepting the Alinta Takeover Offer is set out in section 11 of the Alinta's Bidder's Statement.

AGL Shareholders should read these provisions in full to understand the effect that acceptance will have on the Rights attaching to their AGL Shares and the representations and warranties which they give by accepting the Alinta Takeover Offer.

The conditions in section 12.1 of the Alinta Bidder's Statement are conditions to performance of Alinta's obligations. Accordingly, AGL Shareholders who accept the Alinta Takeover Offer while the Alinta Takeover Offer is still subject to conditions, will give up their right to sell their AGL Shares on the stock market or otherwise deal with their AGL Shares (and the Rights attaching to those AGL Shares) while the Alinta Takeover Offer remains open.

However, even in these circumstances, you could still withdraw your acceptance of the Alinta Takeover Offer (and thereby become free to deal with your AGL Shares) if Alinta were to vary the Alinta Takeover Offer in a way that postpones, for more than one month, the time when Alinta needs to pay the consideration under the Alinta Takeover Offer.

1.9 When will I receive my consideration if I accept the Alinta Takeover Offer?

If you accept the Alinta Takeover Offer, Alinta will issue Alinta Shares to you in payment on or before the earlier of:

(a) the day 1 month after the date on which you accept the Alinta Takeover Offer or, if the Alinta Takeover Offer is conditional when accepted, the day 1 month after the contract resulting from your acceptance becomes unconditional; and

(b) 21 days after the end of the Offer Period, if the Alinta Takeover Offer is unconditional at that time.

However, there are certain exceptions to the above timetable for the issuing and payment of consideration. Full details of when you will receive your consideration are set out in section 13 of the Alinta Bidder's Statement.



1.10 Effect of an improvement in consideration on AGL Shareholders

If Alinta improves the consideration under the Alinta Takeover Offer, all AGL Shareholders who sell their AGL Shares to Alinta under the Alinta Takeover Offer, whether or not they have accepted the Alinta Takeover Offer prior to that improvement in consideration, will be entitled to the benefit of that improved consideration.

1.11 Compulsory acquisition

Alinta has indicated in the Alinta Bidder's Statement that if it becomes entitled to proceed to compulsory acquisition of the AGL Shares under Part 6A.1 of the Corporations Act, it intends to exercise these rights and acquire the balance of the AGL Shares (including AGL Shares that are issued due to the exercise of AGL LTIP Rights in the 6 weeks after Alinta gives its compulsory acquisition notice).

Alinta will be entitled to compulsorily acquire any AGL Shares in respect of which it has not received an acceptance of the Alinta Takeover Offer on the same terms as the Alinta Takeover Offer if, during or at the end of the Offer Period, Alinta (together with its associates) has a relevant interest in at least 90% (by number) of the AGL Shares.

If this threshold is met, Alinta will have one month after the end of the Offer Period within which to give compulsory acquisition notices to AGL Shareholders who have not accepted the Alinta Takeover Offer. AGL Shareholders have statutory rights to challenge the compulsory acquisition, but a successful challenge will require the shareholder to establish to the satisfaction of a Court that the consideration offered does not represent "fair value" for their AGL Shares.

If compulsory acquisition occurs, AGL Shareholders who have their AGL Shares compulsorily acquired will be paid their consideration later than AGL Shareholders who accept the Alinta Takeover Offer.

1.12 Treatment of foreign shareholders

If you are a Foreign AGL Shareholder and you accept the Alinta Takeover Offer, Alinta has stated that you will not be entitled to receive Alinta Shares as consideration for those AGL Shares for which you accept the Alinta Takeover Offer. Instead, Alinta will issue the number of Alinta Shares which you and other Foreign AGL Shareholders would otherwise have received to a nominee approved by ASIC, who will sell the Alinta Shares. The net proceeds of the sale (ie after deducting the expenses of sale and of appointing the nominee) will then be distributed to each Foreign AGL Shareholder. See section 13.6 of the Alinta Bidder's Statement for further information.

1.13 Risks for a combined Alinta/AGL

Section 6 of the Alinta Bidder's Statement contains information about the risks which may have an adverse impact on the financial performance of the Alinta Controlled Group, Alinta AGL Energy, Alinta AGL Infrastructure, AGL Energy or AGL Infrastructure (in each case as defined in the Alinta Bidder's Statement).

The AGL Directors wish to make specific comment in relation to the risks set out below, some of which are not referred to in the Alinta Bidder's Statement. These fall into two broad categories being:

- risks relating to the Alinta Takeover Offer; and
- risks relating to Alinta's business.

(a) Risks relating to the Alinta Takeover Offer

(i) Risks associated with the proposed AGL Only Demerger and Full Demerger

Alinta has proposed undertaking a demerger of AGL's energy business if it acquires more than 50.1% but less than 90% of AGL Shares (the AGL Only Demerger). There is no certainty that Alinta will be able to carry out this intention because:

- the AGL Only Demerger may need to be effected by a scheme of arrangement under the Corporations Act.

  Alinta has stated that it believes that the simplest mechanism for effecting the AGL Only Demerger will be by way of a combination of an equal capital reduction and the payment of a dividend, with the capital reduction and dividend to be satisfied in each case by distributing shares in a company holding AGL's energy assets to all shareholders in AGL. However, it may be unlawful for the AGL Only Demerger to proceed on that basis. If this is the case and a scheme of arrangement is required it is likely that the AGL Only Demerger will require the approval of AGL Shareholders (excluding Alinta) in a general meeting;

- that proposal may also require shareholder approval from the minority shareholders in AGL under other provisions of the Corporations Act or the ASX Listing Rules. Alinta would not be able to vote on any such approval and would therefore not control the outcome of the vote;
- related arrangements, such as the management contract between the AGL energy business and the AGL infrastructure business, may also require shareholder approvals under the related party provisions in the Corporations Act and the ASX Listing Rules. Alinta would not be able to vote on any such approval and would therefore not control the outcome of the vote;
- third parties may not grant the consents required to separate AGL's energy assets from the balance of AGL in the manner described in the Alinta Bidder's Statement; and
- change of control provisions in some of AGL's material contracts may reduce the assets available to be included in the energy business.

Alinta may also need minority shareholder approval of AGL to sell down its holding in AGL (ie the AGL infrastructure business) after the AGL Only Demerger.

For the same reasons, there is no certainty that Alinta will be able to implement the Full Demerger if it is successful in acquiring 100% of AGL. Indeed, Alinta will have no control over the result of that shareholder vote, as the voting will be by Alinta Shareholders, not Alinta itself.

This means that Alinta cannot ensure that its plans for the AGL business will be implemented in the manner it has presented in the Alinta Bidder's Statement.

(ii) ACCC and Regulatory Matters

Alinta has approached the ACCC seeking informal clearance of its merger proposal. It has also offered the ACCC undertakings under section 87B of the Trade Practices Act for its consideration, which have been made public by the ACCC.

Alinta has stated in the Alinta Bidder's Statement that it is does not consider that the Alinta Takeover Offer should raise any substantive competition concerns in Australia that cannot be appropriately dealt with by Alinta providing behavioural undertakings to the ACCC and that it will use all reasonable endeavours to ensure that ACCC clearance is obtained as soon as possible.

However, any merger between AGL and Alinta may raise substantive competition issues and there is a material risk that the proposed behavioural undertakings may not adequately address those issues, in which case Alinta may need to vary its proposals for the AGL Only Demerger or the Full Demerger.

Alinta itself acknowledges the competition risk it faces when it states (in section 6.2(e) of the Alinta Bidder's Statement) that "[t]here is a risk that the terms of any ACCC approval of the Alinta Takeover Offer may require behavioural undertakings to be given or certain assets or businesses to be divested which may adversely impact on the revenue or value of [the Alinta/AGL entities]".

(iii) Risks of being a minority shareholder in AGL

The Alinta Takeover Offer is not conditional upon Alinta reaching the compulsory acquisition threshold in the Corporations Act but, rather, contains a condition requiring that at the end of the Offer Period Alinta has a relevant interest in at least 50.1% of the AGL Shares. If Alinta obtains at least 50.1% but less than 90% of the AGL Shares then, assuming all other conditions of the Alinta Takeover Offer are satisfied or waived, Alinta will acquire a majority shareholding in AGL.

Accordingly, shareholders who do not accept the Alinta Takeover Offer will become minority shareholders in AGL. This has a number of possible implications including:

- AGL's share price may not continue to include any premium currently incorporated into it as a result of the Alinta Takeover Offer or the plans to demerge which AGL had been implementing before the Alinta Takeover Offer was made;
- liquidity of AGL Shares is likely to be lower than at present, and there is a risk that AGL could be fully or partially removed from certain S&P/ASX market indices due to lack of free float or liquidity;

- provided that AGL remains on the official list of the ASX, AGL shareholders will continue to have the right to sell their AGL Shares on the ASX although both their ability to sell the shares and the price they can obtain for the shares may be reduced by the stock's lower level of liquidity;
- the AGL business is intended to be managed by a new Chief Executive Officer, who has limited experience in the National Electricity Market, while continuing to be the Chief Executive Officer of another publicly listed company;
- a change to the AGL Board – the Alinta Bidder's Statement states that Alinta will seek the appointment of persons nominated by Alinta to a majority of Board positions of AGL, with at least two independent directors (who will be in the minority) to represent the interests of minority shareholders;
- future AGL dividend policy under the management of Alinta may vary from current AGL dividend policy. The Alinta Bidder's Statement states that Alinta intends that (assuming the AGL Only Demerger is implemented) the AGL energy business will pay dividends as set out in the forecasts in section 5 of the Alinta Bidder's Statement in the calendar years 2006 and 2007 and, thereafter, will pay dividends at an appropriate percentage of EPS. The Alinta Bidder's Statement states that (assuming the AGL Only Demerger is implemented) the dividend policy of the AGL infrastructure business will be determined by the directors of the company operating that business consistent with comparable listed entities in the Australian market; and
- a proportion of the synergies referred to in the Alinta Bidder's Statement may not be achieved (see section 6.2(b) of the Alinta Bidder's Statement).

Section 3.2 of the Alinta Bidder's Statement sets out Alinta's current intentions upon Alinta acquiring at least 50.1% but less than 90% of the AGL Shares. See section 1.13(a)(i) of this Target Statement for further comments on Alinta's intentions in these circumstances.

(iv) Risks relating to the trading price of Alinta Shares

If the Alinta Takeover Offer becomes or is declared unconditional, AGL Shareholders who accept the Alinta Takeover Offer will receive Alinta Shares in return for their AGL Shares.

The AGL Directors cannot predict Alinta's share price performance either before or after implementation of any of the transactions described in the Alinta Bidder's Statement.

Section 1.2 of this Target Statement sets out the implied value of the Alinta Takeover Offer based on the market value of Alinta Shares on the ASX on 1 May 2006.

(v) Risk that change of control provisions in AGL contracts will be triggered

Section 2.7 of this Target Statement contains details of the effect of the Alinta Takeover Offer on some of AGL's material contracts. This section only deals with contracts that are of particular significance to AGL's business and, given the size and complexity of AGL's business, it is likely that there are other contracts to which AGL or a subsidiary of AGL is a party which may be affected by an acquisition of AGL Shares by Alinta under the Alinta Takeover Offer. These effects could include a right to terminate or vary the terms of the relevant agreement.

(vi) Risks associated with integration of Alinta and AGL

Alinta has indicated in the Alinta Bidder's Statement that it intends to reduce the number of employees of AGL in corporate, asset management and energy sales and marketing functions if its offer is successful. There is a risk that this may adversely affect the operation of AGL's businesses if the process is not managed properly.

(b) **Risks relating to Alinta's business**

(i) Risks relating to the level of debt in the Merged Group

If the Alinta Bid is successful the Merged Group will have a large amount of debt and may rely on access to the capital markets for liquidity. The degree to which the Merged Group may be leveraged in the future could affect the ability of the Merged Group to service debt and other obligations, pay dividends to shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

The Merged Group's access to capital markets may be adversely impacted by a variety of factors such as material adverse change in the business or reduction in its credit rating. Any inability to raise capital on favourable terms could impact the Merged Group's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

The Merged Group will be required to comply with various covenants, including financial covenants relating to leverage and interest coverage. If the Merged Group's performance is materially below expectations, there is a risk that the Merged Group will not comply with its financial covenants.

(ii) Risk that the Alliance Agreement with AIH will negatively impact growth of the infrastructure business

As referred to in the Alinta Bidder's Statement Alinta has entered into the Alliance Agreement with AIH. If Alinta does not acquire 100% of AGL, but the Alliance Agreement applies to AGL as a non-wholly owned subsidiary of Alinta, this may affect AGL Shareholders negatively as it would limit the future growth of the infrastructure business. Alinta must offer AIH the opportunity to pursue any investment which falls within AIH's investment mandate, before Alinta can take up that opportunity.

In addition, under an Exposure Management and Indemnity Deed, Alinta has agreed to indemnify companies in the AIH group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and litigation. Also, as stated in section 6.3(cc) of the Alinta Bidder's Statement, Alinta has given certain guarantees to third parties in relation to the obligations of AIH or an AIH entity. Alinta may incur liability where AIH fails to perform those obligations.

(iii) Risks of operating in the National Electricity Market (NEM)

A number of key parts of AGL's businesses are fundamentally different from, and more complex than, Alinta's current operations. AGL believes that Alinta does not currently have the expertise required to manage those key parts of AGL's business. In AGL's view, this will be a substantial area of risk for Alinta (and ultimately its shareholders) should Alinta's Takeover Offer be successful.

AGL supplies electricity to approximately 1.5 million industrial, commercial and retail customers in the NEM. The NEM operates in Queensland, New South Wales, the Australian Capital Territory, Victoria, South Australia and Tasmania. Trading of wholesale electricity in the NEM is regulated by the NEL. The NEL requires all retailers to purchase electricity from the spot market managed by NEMMCO.

Much of the NEM's complexity comes from the fact that electricity trading involves the interaction of principles from both engineering (electrical and mechanical) and financial markets. NEMMCO is responsible for managing both the spot market in physical electricity and the underlying security of the elements of the physical power system that underpins the NEM. Managing the spot market involves balancing short-term supply and demand through a centrally coordinated dispatch process. This process dispatches all registered generators into the electricity pool from which all market customers purchase their electricity needs.

Trading in the NEM is based on a 30 minute trading interval. The spot price is the price applied to electricity trades through the pool for a particular trading interval. The electricity pool is a mandatory pool where generators are not permitted to contract directly with market customers for the physical delivery of electricity but are obliged to sell to NEMMCO.

The NEM spot market is one of the most volatile commodity markets in the world with South Australia having the highest peak to average ratio of customer demand. The spot price of electricity at any particular trading interval can vary from -$1,000 per MW hour to $10,000 per MW hour. In order to manage the financial exposure that results from the potential volatility of spot price outcomes, generators and market customers also secure financial contracts such as bilateral hedges and exchange-traded derivatives which operate separately from the spot market. Prices paid by customers are, however, generally fixed for a defined period. The combination of variable supply prices, fixed sale prices and demand that varies daily based on a variety of factors, makes the NEM a complex market in which to trade.

AGL's experience is that the complexity and volatility of the NEM requires expertise and skills in the following areas:

- the electricity derivative market including over the counter contracts and exchange traded contracts;
- knowledge of physical electricity markets, including generation characteristics, interconnection of markets and associated constraints;
- knowledge of customer consumption patterns during different economic and climatic conditions and weather patterns, including load forecasting;
- understanding of participant behaviours based on market/contracting positions including bidding to optimise portfolio positioning and the timing and duration of third party contracting (both retail and wholesale);
- knowledge of regulations that govern the NEM to ensure compliance;
- the ability to develop and maintain risk management policies, risk management frameworks, trading systems and load and price forecasting systems;
- establishing networks with suppliers, customers, regulators and competitors; and
- optimising asset performance.

Alinta is a new entrant to the supply of electricity in Western Australia which is not part of, and not interconnected with, the NEM. Even in Western Australia's principal interconnected region, the South West Interconnected Region, the wholesale market is designed to be more benign than the volatile NEM. The Board and management of AGL currently have the experience to manage the risks presented by that volatility.

(iv) Risk associated with Alinta's business model, including if the Alinta Takeover Offer is successful

If the Alinta Takeover Offer is successful then Alinta proposes to implement either the AGL Only Demerger (if it acquires 50.1% or more of AGL Shares but less than 90% of AGL Shares) or the Full Demerger (if it acquires 90% or more of AGL Shares).

AGL believes that, as envisaged by the Agreed Transaction, it is preferable to create two truly independent focused companies, with no cross shareholdings or operations contracts between the two businesses. This will not be the case under either the AGL Only Demerger or the Full Demerger.

There is also a risk that Alinta's earnings from management fees will not be sustained in the long term, both in relation to existing and newly acquired assets.

Further, Alinta's growth has been largely achieved though a process of acquiring and then divesting assets, with tied fee streams. There is no certainty that Alinta can continue to implement this model.

(v) Alinta regulatory risk

Alinta has partial ownership in and operates a number of regulated assets including a 34% interest in UED, a Victorian distribution network.

Distribution networks are subject to economic regulation by local regulators who set distribution tariffs which apply for regulatory periods usually of five years.

For example, the Essential Services Commission (ESC) is empowered to set distribution tariffs for UED's network every five years and has recently done so. In setting distribution tariffs, the ESC's objective is to set tariffs that are based on the efficient costs of running the network. AGL understands that in UED's submissions to the ESC, UED included operating and maintenance charges that it pays to AAM, a wholly owned subsidiary of Alinta. The ESC sought disclosure of AAM's underlying costs of providing these services, but the details requested were not supplied. Ultimately, the ESC disallowed part of UED's proposed annual operating and maintenance costs. UED is therefore likely to be incurring payments to AAM that it is not able to recover from distribution tariffs.

There is therefore a risk that the regulated businesses will incur costs to Alinta's subsidiaries that they cannot recover from regulated tariffs. This would lead to a reduction in Alinta's earnings flowing from its equity stake in those businesses. There is also a risk that relevant parties may seek to renegotiate the contractual arrangements under which Alinta provides operations and management services to those businesses.



1.14 Takeovers Panel

As a result of the proceedings before the Takeovers Panel commenced by AGL, Alinta has undertaken to provide additional information to AGL Shareholders to correct and supplement the information provided in its Bidder's Statement. The additional disclosure will relate to:

- the risks and uncertainties around implementation of the AGL Only Demerger or the Full Demerger;
- Alinta's application for ACCC approval of the transaction; and
- replacement or clarification of graphs and other information relating to total shareholder returns, dividends per share and dividends per share growth.

Alinta will issue either a supplementary bidder's statement or a further replacement bidder's statement to make these additional disclosures.

2 Information regarding AGL

This section contains more detailed information on AGL's businesses, financial outlook and the management of AGL.

2.1 AGL's businesses

AGL has been in the Australian energy industry since 1837. AGL began as a privately owned gas utility in New South Wales and since then has built an extensive energy business across Australia. Today, AGL is the largest Australian energy and infrastructure company. It is also Australia's largest energy retailer by customer account numbers. It directly sells gas and electricity to approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. Through its interests in ActewAGL (50%) and Elgas (50%), Australia's largest LPG distributor, there are more than 550,000 additional gas, electricity and LPG accounts across Australia. It has an extensive portfolio of wholly and partly-owned investments in energy infrastructure, infrastructure management and other energy businesses.

AGL's business involves:

- buying gas and electricity from gas producers and electricity generators;
- supplying gas and electricity to customers via gas pipelines and power lines;
- owning and investing in power generation plants, gas development and production assets, and electricity and natural gas distribution networks;
- selling a wide range of energy products and services; and
- designing, constructing, operating, maintaining and managing energy infrastructure through Agility, its wholly-owned infrastructure management business.

AGL has offices and businesses in every Australian State and Territory and as at the date of this Target Statement has about 3,500 employees. AGL's head office is in Sydney.

As at 28 April 2006, AGL's market capitalisation was approximately $8.8 billion, ranking it the 28th largest company on ASX. AGL is included in the S&P/ASX 50 Index and most other key market indices.


1800s
1837: The Australian Gas Light Company established in Sydney - Australia's first energy company
1871: AGL listed
1900 to 1975
1957: Formation of LPG business - Portagas
Organic growth of Sydney gas market and acquisition of regional NSW gas markets
1971: Design and initial development of Moomba to Sydney pipeline (NSW)
1976 to 1994
1976: Introduction of natural gas to NSW
1976-1994: Development and acquisition of regional NSW and ACT gas markets
1984: Formation of Elgas
1986-1987: Construction and interest in Alice Springs to Darwin pipeline (NT)
1988: Acquisition of 85% interest in the Roma to Brisbane pipeline (Qld)
1994: Acquisition of initial 51% interest in Moomba to Sydney pipeline (NSW)
1995 to 2006
1995: Acquisition of Solaris, Victorian electricity retail and distribution business
1997-1998: Construction and 70% interest in Ballera to Mt Isa pipeline (Qld)
1998: Acquisition of initial 28% interest in Goldfields Gas pipeline (WA)
1998: Acquisition of Gas Valpo (Chile)
1998: Construction and ownership of NSW - Vic interconnect pipeline
1998: Acquisition of Cawse cogeneration plant (WA)
1998: Selection of AGL/Petronas to develop PNG Australian Pipeline
2000: Formation of Agility
2000: Formation of ActewAGL
2000: Launch of APT, owner of transmission pipelines
2000: Acquisition of ETSA electricity retail business (SA)
2001-2002: Development of Hallett (SA) and Somerton (Vic) power stations
2002: Acquisition of Pulse, Victorian gas and electricity retail business
2004: Acquisition of 32.5% interest in Loy Yang A power station and adjacent coal mine (Vic)
2005: Acquisition of 50% interest in Sydney CSM project
2005: Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2005-2006: FEED process for PNG Australian Pipeline Project
2006: Acquisition of 10% interest in PNG Upstream Gas Project

2.2 Financial profile of AGL

The financial information in this section has been prepared to show the financial profile of AGL and its energy and infrastructure businesses. The Original AGL Demerger plan involved the separation of AGL's energy and infrastructure businesses by way of a demerger to create two distinct and stand alone business entities, AGL Energy and AGL Infrastructure. Notwithstanding that the physical separation of these businesses has not occurred, AGL has internally restructured to enable its energy and infrastructure businesses to be managed and reported as separate energy and infrastructure businesses. As a result, AGL considers that the most appropriate way to present its financial profile is to show the consolidated AGL Group information as well as the separation of the AGL Group into AGL Energy and AGL Infrastructure. Relevant pro forma adjustments have been made to present the energy and infrastructure businesses separately.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project;
- the regulatory price paths for AGL's New South Wales gas and Victorian electricity networks, which came into effect on 1 July 2005 and 1 January 2006 respectively; and
- debt structures consistent with the nature of the businesses and anticipated funding required for identified future development and growth opportunities.

2.2.1 AGL pro forma forecasts

The financial forecasts for AGL for the 2006 financial year reflect AGL's actual half year result to 31 December 2005 and a forecast for the six months to 30 June 2006. In preparing forecasts for the second half of the 2006 financial year and for the 2007 financial year, AGL has considered its actual operating results and trading conditions for the three months to 31 March 2006.

Figures 1 to 3 show AGL's 2006 and 2007 forecast income statements.

The pro forma forecasts provided in this Section 2 have been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure B.

Figure 1 – **AGL Group**

AGL Group	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue[1]	4,245	4,711
EBITDA	963	1,198
EBIT	749	904
Finance costs	-159	-222
Tax	-182	-242
Profit after tax	**408**	**440**
EPS (cents)	**89.5**	**96.5**
DPS (cents)[2]	**67.5**	**79.5**

Notes

1. Inter-entity sales between AGL Infrastructure and AGL Energy have been eliminated.
2. The dividend forecasts are consistent with the top end of the range for the Original AGL Demerger. The 2006 pro forma dividend includes AGL's interim dividend of 31 cents per share paid in March 2006.



Figure 2 – AGL Energy

AGL Energy	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,812	4,273
EBITDA		
Retail Energy		
AGL[1]	200	205
ActewAGL	11	11
Elgas	12	14
Retail Energy total	**223**	**230**
Merchant Energy[1]		
Wholesale gas and electricity	85	86
Power generation	89	130
Upstream gas	110	270
Merchant Energy total	284	486
Other	2	6
Total EBITDA	**509**	**722**
EBIT	413	557
Finance Costs[2]	36	-20
Profit before tax	449	537
Tax	-145	-203
Profit after tax	**304**	**334**
EPS (cents)	**66.7**	**73.3**

Notes

1. Allocation of forecasts for AGL's integrated energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities.
2. The 2006 pro forma finance costs assume cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made.

Figure 3 – AGL Infrastructure

AGL Infrastructure		Year ending 30 June 2006 Pro forma $m		Year ending 30 June 2007 Pro forma $m
Sales revenue		**853**		**862**
EBITDA				
Agility		75		83
Gas Networks		193		197
Electricity Networks		103		101
Investments				
ActewAGL distribution	33		35	
GasValpo	15		18	
APT	19		19	
Power generation (contracted)	15		20	
Total investments		82		92
Other		1		3
Total EBITDA		**454**		**476**
EBIT		336		347
Finance costs[1]		-195		-202
Profit before tax		141		145
Tax		-37		-39
Profit after tax		**104**		**106**
EPS (cents)		**22.8**		**23.2**

Note

1. The 2006 pro forma finance costs are based on the AGL Group pro forma total finance costs less AGL Energy's pro forma finance costs, assuming the completion of the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

2.2.2 Discussion and analysis

A discussion of the key factors impacting the financial forecasts for AGL Energy and AGL Infrastructure for the financial years ending 30 June 2006 and 2007 are set out below. Key assumptions are set out in section 2.2.4.

AGL Energy

Business unit	Key item
Retail Energy	■ EBITDA growth of approximately 2.5% from 2006 to 2007 for AGL's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions. ■ Gas sales volumes in the mass-market segment are forecast to be relatively flat, with losses in incumbent markets of New South Wales and Victoria largely offset by increases in South Australia. ■ Electricity sales volumes in the mass-market segment are forecast to increase by around 3% per year, with losses in South Australia and Victoria more than offset by gains in other states, particularly New South Wales. ■ Forecast prices in states where AGL is the incumbent energy retailer are based on the price path determined by the regulator in each state. In New South Wales, prices are forecast to increase in line with CPI. In states where AGL is not the incumbent retailer, AGL's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states.
Merchant Energy	■ The 2006 forecasts include the initial seven months of AGL ownership of the Southern Hydro power stations. ■ AGL's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power stations. ■ The 2006 forecasts include the initial contribution from AGL's 10% equity interest in the PNG Upstream Gas Project, following finalisation of the terms of this acquisition on 16 January 2006. ■ The forecasts also include the benefits of the LYP refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders. ■ The acquisitions of Southern Hydro and a 10% equity interest in the PNG Upstream Gas Project provide AGL with substantial additional earnings and cash flow over the forecast period compared to the 2005 financial year.
Finance costs	■ AGL Energy is forecast to have net debt of approximately $296 million at 30 June 2006, after completion of the acquisition of Southern Hydro and the 10% equity interest in the PNG Upstream Gas Project. ■ The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	■ The effective tax rate on AGL's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL's acquisition cost being higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%. ■ This results in an effective tax rate for AGL Energy increasing from approximately 28% for the 2005 financial year to approximately 32% and 38% in the 2006 and 2007 financial years respectively. This is expected to normalise outside of the forecast period as the contribution from other businesses, including PNG gas revenue increases proportionally to PNG oil revenue.

Business unit	Key item
Gas Networks and Electricity Networks	■ The current regulatory pricing period for Gas Networks commenced on 1 July 2005, resulting in lower tariffs. As a result, EBITDA for Gas Networks in the 2006 financial year is anticipated to be below that of the prior year, before increasing in the 2007 financial year. ■ Gas transported is below the forecast volumes used by the regulator in setting the price path. This is due to adverse weather conditions and recent community focus on water conservation reducing gas used in hot water heating. ■ The current regulatory pricing period for Electricity Networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA for Electricity Networks in the 2006 and 2007 financial years is anticipated to be below the 2005 and 2006 years respectively.
Agility	■ Agility is forecast to continue to grow due to sustained demand for its services driven by recent acquisitions in Queensland and Western Australia, together with the large capital expenditure programs of owners of energy infrastructure assets.
Power generation (contracted)	■ The 2006 forecast includes the initial seven months of AGL Infrastructure's ownership of the Wattle Point Wind Farm, acquired as part of the Southern Hydro portfolio. ■ The output and renewable energy benefits from the Wattle Point Wind Farm are contracted to AGL Energy.
Finance costs	■ Approximately 95% of AGL Infrastructure's debt is hedged over the forecast period, with the total debt funding cost being approximately 6.4% per annum. ■ AGL Infrastructure is forecast to have net debt of approximately $3,106 million at 30 June 2006.
Tax	■ AGL Infrastructure's effective tax rate is slightly below 30% due to franked dividends received from investments and the lower tax rate in Chile.

2.2.3 AGL cost saving programs

AGL's detailed analysis of cost savings was further refined as part of the Original AGL Demerger proposal and the cost savings estimates set out below are consistent with that work. The distribution of these savings between AGL Energy and AGL Infrastructure is, therefore, reflective of the allocation of corporate services and costs contemplated for the Original AGL Demerger, which included assuming an appropriate structure for AGL Infrastructure from day one. AGL's cost savings programs are expected to result in substantial sustainable benefit for AGL. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. A summary of the cost saving programs is set out below.

Figure 4 - **Cost saving programs overview**

Retail Energy $50 to 60 million	AGL Infrastructure $15 to 20 million	Corporate $10 million
Retail processes: ■ $20 million per annum from 2008 onwards; and ■ no capital requirement Systems: ■ $30 to 40 million per annum from 2008 onwards; and ■ $80 to 100 million capital required	$15 to 20 million per annum forecast by 2009: ■ productivity process improvements; and ■ property and site rationalisation	AGL overhead: ■ $10 million from 2008 onwards as a result of IT efficiencies once functions separated into energy and infrastructure businesses

Retail Energy

The benefits which arise from cost saving initiatives in Retail Energy result from the following areas:

Function	Objective	Key focus	Benefits $m
Marketing	Product rather than brand awareness	Streamline marketing teams	6.1
Sales	Focused set of four or five core products	Low cost channels for customer acquisition and retention	1.7
Customer transfers	Eliminate manual processing	Align with sales function to ensure "first-time-right" processing	4.5
Customer enquiries	Segment customers to differentiate service and promote products	First call resolution	12.7
Customer retention	Reduce churn	Focused retention initiatives	3.0
Meter to bill	Introduce automated bill	Introduce single billing platform	5.5
Bill to cash	Improve cash flow	Introduce preventative credit measures	12.9
Business support and systems	Implement common processes	People empowered and incentivised to implement and realise benefits	8.6
Total			**55.0**

It is estimated that a reduction in full time equivalent positions of approximately 400 (from approximately 1,250 to 850 people) will be realised as a result of these initiatives. This reduction will be primarily achieved through natural attrition and reduction in new hiring, rather than from a major redundancy program.

AGL Infrastructure

Agility has a continuing program in place which is focused on obtaining efficiency improvements through business and process redesign and rationalisation. These initiatives are anticipated to result in additional annual savings of about $17 million by the 2009 financial year. These savings will predominantly be achieved by the implementation of resource scheduling optimisation programs which will enable skilled employees to be redirected to growth based works. As Agility operates in a labour constrained environment, this optimisation of skilled employee usage will provide Agility with a significant competitive advantage given its scale and the geographic dispersion of its workforce. Other cost savings will be achieved by a reduction in employee numbers, rationalisation of the number of depots and offices used in the business and a reduction in corporate overheads, mainly through technology and procurement initiatives.

AGL Infrastructure Cost Savings	2007 $m	2008 $m	2009 $m
Annual savings	7.0	12.0	17.0

Corporate

In conjunction with AGL's intention to demerge into separate energy and infrastructure businesses, a program was commenced to prepare systems, processes and structures for the transition to separation of AGL Energy and AGL Infrastructure.

From 2008 onwards, $10 million per annum is anticipated to be saved as a result of process redesign and IT efficiencies. The two businesses will have very different IT platform requirements. AGL Infrastructure will operate using an efficient technology platform which will complement the regulated and established nature of its business. AGL Energy business will use appropriate IT systems to integrate the business.

2.2.4 Key assumptions used in determining the forecasts

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. The payment of dividends will be at the discretion of the directors. Key assumptions used in determining the forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;
- customer churn is consistent with levels over the last two years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;
- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting are consistent with levels experienced over the last 18 months;
- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;
- wholesale gas purchase costs are consistent with existing long term supply contracts;
- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;
- crude oil volumes from the PNG Upstream Gas Project are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in that project and that revenue from this investment is substantially hedged;

- operating performance and costs from all of AGL Energy's power generation plants remain in line with recent historic performance;
- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions may have become redundant following any demerger or due to cost savings initiatives) and with those for the half year ended 31 December 2005;
- AGL Energy's corporate costs have been allocated on the basis of 70% of historic AGL Group corporate costs;
- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled investments are in line with the current estimates provided by management of these businesses;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Energy's financial results, including cash flows;
- any earnings volatility as a result of the application of AASB 139 "Financial Instruments: Recognition and Measurement" cannot be reliably estimated and has not been reflected in the forecasts;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;
- no significant changes occur in the competitive landscape of the Australian energy industry or the energy industry in any other jurisdiction; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Energy's financial results, cash flows and franking.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility, which operate in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Further, the payment of dividends will be at the discretion of the directors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts will be achieved. Key assumptions used in determining the forecasts for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for Gas Networks and Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the three months to 31 March 2006;
- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and Western Australia;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's investment in APT are in line with market outlook statements made by APT;
- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;
- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 384 Chilean pesos to the Australian dollar for the forecast period;

- AGL Infrastructure retains sufficient funding capacity to support debt in relation to the majority of its growth related network capital expenditure;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions may have become redundant following any demerger or due to cost savings initiatives) and with those for the half year ended 31 December 2005;
- AGL Infrastructure's corporate costs have been allocated on the basis of 30% of historic AGL Group corporate costs;
- there is an average total debt funding cost of approximately 6.4% per annum based on the debt facilities included in the pro forma balance sheet continuing on their current terms. This includes an assumed hedging level of 95% for the forecast period;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Infrastructure's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Infrastructure's financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Infrastructure which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

2.2.5 Sensitivity analysis

The forecast financial information in this section 2.2 is based on the assumptions in relation to future events and actions set out in section 2.2.4. These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA and cash flows.

AGL Energy

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass-market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in the segment is less intensive than the mass segment due to lower margins;
- oil earnings from the PNG Upstream Gas Project are substantially hedged;
- wholesale gas supply costs are largely established under long term contracts; and
- wholesale electricity supply requirements are hedged via AGL's physical generation capability and contracts with external parties.

AGL Energy's results can be materially impacted by changes to mass-market customer load requirements, particularly during extreme weather conditions. To highlight the impact on a full year forecast, this sensitivity is presented for the 2007 financial year:

- a 1% change in mass-market electricity volume would result in a change to EBITDA of $3.5 million; and
- a 1% change in mass market gas volume would result in a change to EBITDA of $2.9 million.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced with physical generation capacity from the Southern Hydro plants.

AGL Infrastructure

AGL Infrastructure's EBITDA has protection from significant variability because:

- EBITDA from businesses where tariffs are set under regulated price paths or long term contracts are anticipated to contribute over 75% of 2007 EBITDA; and
- approximately 95% of debt is hedged.

The key sensitivity for AGL Infrastructure during the 2007 financial year is the volume of gas and electricity transported on its network assets. The analysis below shows the impact on EBITDA of a change in gas and electricity volumes:

- a 1% change in gas volumes would result in a change to EBITDA of approximately $2.9 million; and
- a 1% change in electricity volumes would result in a change to EBITDA of approximately $1.8 million.

2.2.6 AGL pro forma historical financial information

The income statement and balance sheet information for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the full year ended 30 June 2005 for continuing operations (in each case excluding significant items). The significant items which have been excluded are set out in AGL's half year financial statements to 31 December 2005 and full year financial statements to 30 June 2005. The cash flow statement has been prepared on an AIFRS basis including significant items and discontinued operations.

Figure 5 - **Summary financial highlights – AGL Group**

Pro forma financial summary – AGL Group (excluding significant items)	Half year ended 31/12/05 $m	Full year ended 30/06/05 $m
Sales	2,086.7	3,876.1
EBITDA	462.4	781.1
EBIT	381.8	621.4
PAT	234.1	370.3
Net Assets [1]	4,533.7	
EPS (basic) (cents)	51.3	81.1
DPS (cents)	31.0	63.0

Notes

1. Includes a pro forma adjustment for the recognition of the interim dividend paid in respect of the year ending 30 June 2006 of $141.3 million (31 cents per share paid 23 March 2006) decreasing current assets by this amount and a pro forma adjustment reflecting the acquisition of the PNG Upstream Gas Project.

The pro forma consolidated income statement for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the full year ended 30 June 2005, (in each case adjusted to reflect continuing operations only and excluding significant items).

Figure 6 - **Pro forma consolidated income statements – AGL Group**

Pro forma consolidated income statements – AGL Group	Half year ended 31/12/05 $m[1]	Year ended 30/06/05 $m[2]
Continuing operations		
Revenue from ordinary activities[3]	2,086.7	3,876.1
Expenses from ordinary activities[3]	-1,670.2	-3,178.5
Equity accounted share of profits of associates and joint venture entities	45.9	83.5
Profit from ordinary activities before finance costs, depreciation and amortisation	**462.4**	**781.1**
Depreciation and amortisation	-80.6	-159.7
Profit from ordinary activities before finance costs	**381.8**	**621.4**
Finance costs	-55.1	-89.2
Profit from continuing operations before income tax	**326.7**	**532.2**
Income tax expense	-92.6	-161.9
Profit after income tax expense from continuing operations attributable to AGL Shareholders	**234.1**	**370.3**
Basic EPS – excluding significant items (cents)	51.3	81.1
Weighted average number of shares used in EPS calculation - basic (millions)	456.4	456.5

Notes

1. AGL published data for the half year ended 31 December 2005 (adjusted to reflect continuing operations only and excluding significant items).
2. AGL published data for the full year ended 30 June 2005 (adjusted to reflect continuing operations only and excluding significant items).
3. Inter-entity sales revenue and expenses, which predominantly relate to transactions between AGL Infrastructure and AGL Energy in respect of transportation of gas and electricity, are eliminated from consolidated sales revenue and consolidated expenses. As a result, total consolidated sales revenue and expenses are less than the sum of the pro forma AGL Energy sales revenue and expenses and pro forma AGL Infrastructure sales revenue and expenses.

The pro forma AGL Energy and AGL Infrastructure income statements for the half year ended 31 December 2005 and the full year ended 30 June 2005 are presented on an AIFRS basis for continuing operations only, excluding significant items.

Figure 7 - **Pro forma income statements – AGL Energy**

Pro forma income statements – AGL Energy[1]	Half year ended 31/12/05 $m[2]	Year ended 30/06/05 $m[2]
Continuing operations		
Revenue from ordinary activities	1,885.2	3,561.9
Expenses from ordinary activities	-1,674.2	-3,250.8
Equity accounted share of profits of associates and joint venture entities	17.2	31.9
Profit from ordinary activities before finance costs, depreciation and amortisation	**228.2**	**343.0**
Depreciation and amortisation	-25.7	-47.8
Profit from ordinary activities before finance costs	**202.5**	**295.2**
Finance costs[3]	46.1	-21.2
Profit from continuing operations before income tax expense	**248.6**	**274.0**
Income tax expense	-69.6	-76.7
Profit after income tax expense from continuing operations attributable to AGL Shareholders	**179.0**	**197.3**

Notes

1. Adjustments have been made to reinstate intra-group trading balances between AGL Energy and AGL Infrastructure amounting to sales revenue of $9.7 million (for the half year ended 31 December 2005) and $21.3 million (for the year ended 30 June 2005).
2. In arriving at this pro forma income statement the relevant business segments included were: Retail Energy; Merchant Energy; the ActewAGL retail partnership; Elgas; HC Extractions and a 70% share of AGL's unallocated items.
3. The pro forma finance costs assume that cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made. In addition, AGL Energy is assumed to have additional net debt of $296 million with AGL Infrastructure incurring the remaining amount of the group's total finance costs. The pro forma finance costs for the year ended 30 June 2005 assumes AGL Energy has net debt of $296 million throughout the period with AGL Infrastructure, incurring the remaining amount of the group's total finance costs.

Figure 8 - **Pro forma income statements – AGL Infrastructure**

Pro forma income statement – AGL Infrastructure[1]	Half year ended 31/12/05 $m[2]	Full year ended 30/06/05 $m[2]
Continuing operations		
Revenue from ordinary activities	418.1	758.8
Expenses from ordinary activities	-212.6	-372.3
Equity accounted share of profits of associates and joint venture entities	28.7	51.6
Profit from ordinary activities before finance costs, depreciation and amortisation	**234.2**	**438.1**
Depreciation and amortisation	-54.9	-111.9
Profit from ordinary activities before finance costs	**179.3**	**326.2**
Finance costs[3]	-101.2	-68.0
Profit from continuing operations before income tax expense	**78.1**	**258.2**
Income tax expense	-23.0	-85.2
Profit after income tax expense from continuing operations attributable to AGL Shareholders	**55.1**	**173.0**

Notes

1. Adjustments have been made to reinstate intra-group trading balances between AGL Infrastructure and AGL Energy amounting to sales revenue of $206.9 million (for the half year ended 31 December 2005) and $423.3 million (for the year ended 30 June 2005).
2. In arriving at these pro forma income statements the relevant business segments included were: Gas Networks; Electricity Networks; Agility; APT; the ActewAGL distribution partnership; Gas Valpo; other investments; and a 30% share of AGL's unallocated items.
3. The half year ended 31 December 2005 pro forma finance costs are based on AGL Group pro forma total finance costs less AGL Energy's pro forma finance costs assuming that cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made. The pro forma finance costs for the year ended 30 June 2005 are based on AGL Group pro forma total finance costs less AGL Energy's pro forma finance costs.

Figure 9 - **Pro forma consolidated balance sheets – AGL Group**

The pro forma consolidated AGL Group balance sheet has been presented on an AIFRS basis as at 31 December 2005 and reflects the following pro forma adjustments:

- recognition of the interim dividend paid in March 2006 in respect of the year ending 30 June 2006 of $141.3 million (31 cents per share) decreasing current assets by this amount; and
- recognition of the investment in the PNG Upstream Gas Project increasing non-current assets by $580 million.

Pro forma consolidated balance sheet – AGL Group	As at 31/12/05 $m[1]
Current assets	1,170.0
Non current assets [2]	9,030.6
Total assets	10,200.6
Current liabilities [2]	1,087.8
Non current liabilities [2]	4,579.1
Total liabilities	5,666.9
Net assets	4,533.7
Total equity	4,533.7

Notes

1. AGL published data for the half year ended 31 December 2005 plus pro forma adjustments.
2. A bridging facility was used to fund the acquisition of the Southern Hydro business in November 2005 and the PNG Upstream Gas Project in February 2006. In the published balance sheet as at 31 December 2005 the amount drawn on this facility was included as a current liability (approximately $1.5 billion). However, subsequent to additional debt being drawn to fund the PNG Upstream Gas Project in February 2006, this facility was refinanced with a syndicated bank loan with an average 3.25 years repayment term and, for the purposes of this pro forma balance sheet, has been reclassified as a non-current liability.

Figure 10 - **Pro forma balance sheets – AGL Energy and AGL Infrastructure**

The pro forma AGL Energy and AGL Infrastructure balance sheets as at 31 December 2005 have been presented on an AIFRS basis.

The AGL Group's total pro forma interest bearing liabilities as at 31 December 2005 have been allocated to AGL Energy (current $3.4 million, non-current $302.0 million with cash and cash equivalents of $9.4 million, which results in net debt of $296.0 million) and AGL Infrastructure (current $212.2 million, non-current $3,030.2 million with cash and cash equivalents of $91.5 million, which results in net debt of $3,150.9 million).

AGL Energy

Pro forma balance sheet – AGL Energy[1]	As at 31/12/05 $m
Current assets	956.3
Non current assets [2]	4,371.8
Total assets	5,328.1
Current liabilities	682.9
Non current liabilities	752.0
Total liabilities	1,434.9
Net assets	3,893.2
Total equity	3,893.2

Notes

1. In arriving at this pro forma balance sheet, the relevant business segments included were: Retail Energy; Merchant Energy; the ActewAGL retail partnership; Elgas; HC Extractions; and an appropriate share of AGL's unallocated items.
2. Includes the recognition of the investment in the PNG Upstream Gas Project increasing non-current assets by $580 million.

Pro forma balance sheet – AGL Infrastructure[1]	As at 31/12/05 $m
Current assets	213.7
Non current assets	4,658.8
Total assets	4,872.5
Current liabilities [2]	404.9
Non current liabilities [2]	3,827.1
Total liabilities	4,232.0
Net assets	640.5
Total equity	640.5

Notes

1. In arriving at this pro forma balance sheet, the relevant business segments included were: Gas Networks; Electricity Networks; Agility; APT; the ActewAGL distribution partnership; Gas Valpo; other investments; and an appropriate share of AGL's unallocated items.
2. In February 2006, the AGL Group refinanced interest bearing liabilities which had been shown in the 31 December 2005 balance sheet as a current liability. This pro forma balance sheet for AGL Infrastructure includes the reclassification of this debt as a non-current liability.

Figure 11 – **Pro forma consolidated cash flow statement – AGL Group**

Pro forma consolidated cash flow statement – AGL Group	Half year ended 31/12/05 $m[1]	Year ended 30/06/05 $m[2]
Cash flows from operating activities		
Receipts from customers	2,494.4	4,842.3
Payments to suppliers and employees	-2,149.5	-4,139.5
Dividends received	46.5	92.7
Interest received	13.2	25.0
Finance costs paid	-54.5	-116.1
Income tax paid	-106.4	-147.0
Net cash provided by operating activities	**243.7**	**557.4**
Net cash (used in) provided by investing activities	**-1,652.2**	**589.5**
Net cash provided by (used in) financing activities	**1,282.8**	**-771.1**
Net (decrease) increase in cash held	**-125.7**	**375.8**
Cash at the beginning of the financial period	**377.0**	**1.4**
Effect of exchange rate changes on the balance of cash held in foreign currencies	**0.3**	**-0.2**
Cash at the end of the financial period	**251.6**	**377.0**

Notes

1. AGL published data for the half year ended 31 December 2005.
2. AGL published data for the year ended 30 June 2005.

2.3 Key strengths

The key strengths of AGL are summarised below.

(a) Leading retail position

As Australia's largest energy retailer, AGL has opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With approximately 2.8 million customer accounts across south eastern Australia, AGL has a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL will be able to further expand its market presence in Queensland.

(b) **Strong and diverse power generation portfolio**

AGL's integrated power generation portfolio provides it with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity purchases and provides AGL with influence over wholesale electricity costs, as well as providing opportunity for growth.

AGL's power generation portfolio includes gas fired peaking power stations located at Somerton in Victoria (150 MW) and Hallett in South Australia (180 MW). These peaking stations have fast-start capabilities, which allow them to come on-line quickly as required, in order to manage the demand from AGL's customers and the market generally.

Approximately half of AGL's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as they are required. These power generation plants are located primarily in Victoria and South Australia where the majority of AGL's retail customers are located and provide a substantial proportion of the peaking capacity required to meet peak demand for AGL's customers in the south eastern market.

(c) **Largest non-government owned renewable energy portfolio**

AGL has the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long term requirements under the Australian Government's Mandatory Renewable Energy Target scheme.

(d) **Portfolio of long term gas supply contracts**

AGL has long term gas supply contracts with producers across multiple Australian gas producing basins, which provide flexibility as well as security of supply.

(e) **Growing upstream gas portfolio**

AGL recently acquired a 10% interest in the PNG Upstream Gas Project and formed a 50% joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL is seeking to achieve growth, maintain its market competitiveness and increase the security of gas supply to its retail business.

(f) **Interest in Australia's largest LPG business**

Through its 50% interest in Elgas, AGL participates in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(g) **Quality Australian energy infrastructure and services business**

AGL has infrastructure assets in natural gas transmission and distribution, electricity distribution and certain electricity generation assets. These assets are either natural geographic monopolies or businesses supported by long term energy supply contracts. AGL predominantly manages these assets through Agility.

(h) **Geographic and business diversity**

AGL's interests are located across Australia, with energy networks in south eastern Australia, generation investments in New South Wales, Victoria, South Australia, Western Australia and Tasmania, and gas transmission pipelines spanning several states.

AGL is a diversified company on the basis of fuel source. It has interests and expertise in electricity and gas infrastructure assets across the supply chain. Diversity of fuel assists AGL to manage the effects of variable weather conditions as well as providing a platform for further growth.

(i) **Agility as an internal infrastructure manager**

Agility forms a component of AGL's integrated business strategy. Agility's inclusion as part of AGL's business portfolio enables its technical know-how and management expertise to be provided from within the business, rather than contracted to a third party operator. AGL incurs no fee leakage to external managers or operators.

(j) **Longstanding business with industry experience**

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a local Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions, positioning AGL well for the future.



AGL has also built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions.

With management and industry experience, AGL has the people, assets and capabilities to remain competitive in the markets in which it operates.

(k) **Experience in regulation**

AGL's businesses have been subject to economic regulation since the early 1900s. Third party access to the New South Wales gas network had already been provided for under New South Wales legislation prior to the introduction of the national scheme. AGL has experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(l) **Attractive growth opportunities**

AGL has a range of identified development projects and growth opportunities to pursue over the next five years that it considers will continue to deliver value to AGL Shareholders. These include opportunities for wholesale gas, wholesale electricity and New South Wales water recycling.

AGL has recently announced that, together with Agility and Veolia Water Australia, it has been shortlisted for a significant water recycling water project in Sydney's western suburbs. This project is expected to become one of the largest industrial recycling water schemes in Australia.

AGL is well placed to benefit from further growth expected in the water industry.

(m) **Established alliances**

Over the last decade, AGL has established alliances with Australian and international energy companies in order to develop or pursue investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC, the PNG Gas Producers and Petronas.

2.4 Issued capital

As at 2 May 2006, AGL's issued capital consisted of 455,910,464 AGL Shares.

2.5 AGL dividend outlook

Section 3.2.4 of the Alinta Bidder's Statement sets out Alinta's intention in relation to future dividend payments.

Since March 2004, AGL has paid the following dividends:

- an interim dividend of 29 cents per AGL Share (franked to 22 cents – 75.86%) on 26 March 2004;
- a final dividend of 31 cents per AGL Share (franked to 23 cents – 74.19%) on 24 September 2004;
- an interim dividend of 31 cents per AGL Share (franked to 28 cents – 90.32%) on 24 March 2005;
- a special dividend of 30 cents per AGL Share (franked to 27 cents – 90%) on 24 March 2005;
- a final dividend of 32 cents per AGL Share (100% franked) on 23 September 2005; and
- an interim dividend of 31 cents per AGL Share (100% franked) on 23 March 2006.

In addition, AGL returned share capital of 50 cents per AGL Share on 29 April 2005.

Assuming that the AGL Merger Offer is implemented and, as proposed by AGL, the merged Alinta and AGL entity subsequently demerges its infrastructure businesses from its energy businesses, AGL anticipates that:

- the entity which will own the combined energy businesses of AGL and Alinta will target a dividend payment ratio of approximately 60% of profit after tax;
- the entity which will own the combined infrastructure businesses of AGL and Alinta (and will change its name to a name that the AGL Board considers is appropriate for its businesses) will target a dividend payment ratio of approximately 100% of maintainable equity cash flows; and
- subject to available franking capacity, both companies will aim to pay fully franked dividends.

Notwithstanding the foregoing, the payment of dividends will be at the discretion of the boards of those companies. The level of dividends declared by the boards of the demerged companies will be subject to a number of factors including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law and any other factors the respective boards consider relevant.

2.6 Directors and senior management of AGL

The AGL Directors as of the date of this Target Statement are:

- Mark Johnson (Non-Executive Chairman);
- Paul Anthony (Managing Director);
- Charles Allen AO (Non-Executive Director);
- Sir Ronald Brierley (Non-Executive Director);
- David Craig (Non-Executive Director);
- Carolyn Hewson (Non-Executive Director);
- Max Ould (Non-Executive Director); and
- Graham Reaney (Non-Executive Director).

The following are senior managers of AGL:

Paul Anthony

Mr Anthony is Managing Director and Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer in April 2006.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its subsidiary LM Glasfiber.

Greg Hayes

Mr Hayes is Chief Financial Officer of AGL.

He is Chairman of Great Energy Alliance Corporation Pty Limited which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was, until December 2004, the majority shareholder.

Prior to joining AGL in 2003, Mr Hayes was Chief Financial Officer Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that, he held senior management positions for nine years with Southcorp Limited.

He is a Chartered Accountant and holds a Masters of Applied Finance from Macquarie University.

Michael Fraser

Mr Fraser is Group General Manager Merchant Energy, with responsibility for AGL's wholesale gas and electricity portfolio and energy sales to major industrial and commercial customers. He is responsible for managing AGL's portfolio of generation plants, including 11 hydro electric generation plants in Victoria and New South Wales and the peaking plants at Somerton in Victoria and Hallett in South Australia. In addition, he is responsible for AGL's interests in the PNG Upstream Gas Project and the Sydney CSM Joint Venture.

Mr Fraser has more than 20 years' energy industry experience in a number of areas, including sales and marketing, trading, distribution, corporate services and regulatory management.

He holds a Bachelor of Commerce from The University of New South Wales. He is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia. He is Chairman of ActewAGL and Chairman of NEMMCO's Participants' Advisory Committee.

Ross Gersbach

Mr Gersbach is Group Manager Infrastructure Investments, managing AGL's gas and electricity network assets (which includes a regulated asset base of $2.7 billion) and a number of AGL's energy investments, including representing AGL's interests in APC, which is developing the PNG Australian Pipeline.

Mr Gersbach joined AGL in 1986. He has had extensive experience in a range of senior roles within AGL, including in strategy and mergers and acquisitions.

He holds a Bachelor of Business, a Postgraduate Diploma in Finance and is a Certified Practising Accountant. He is a director of Elgas, Australian Pipeline Limited, the responsible entity of APT and ActewAGL.

Mark Harper

Mr Harper is Group General Manager Operations, overseeing AGL's operations business. This business includes AGL's asset management and services business, Agility, with a workforce of 1,800 (including contractors) across 42 offices and depots. This business also covers the management and operation of pipelines and gas and electricity networks throughout Australia as well as the provision of asset management and services to an extensive list of infrastructure owners.

Mr Harper joined AGL in 1987. He has held a broad range of management roles in AGL, including financial management, business development, information systems and energy sales.

He holds a Bachelor of Commerce from The University of New South Wales and is a Chartered Accountant. He is President of the Australian Pipeline Industry Association and a director of Great Energy Alliance Corporation Pty Limited and was previously a director of NGC.

Phil James

Mr James is Group General Manager Retail Energy, managing AGL's approximately 2.8 million customer accounts. The Retail Energy division is Australia's largest energy retailer and it supplies gas, electricity and energy related services to AGL's retail customer base in New South Wales, Victoria and South Australia.

Mr James has more than 30 years' experience in the Australasian energy markets gained primarily from his work in sales, marketing and operations roles. Immediately prior to his current role with AGL, he was the Chief Executive of NGC.

He holds a Postgraduate Diploma in Marketing and is a board member of ActewAGL and Elgas.

2.7 Effect of the takeover on AGL's material contracts

AGL has identified certain contracts to which AGL or a subsidiary is a party which:

- contain change of control provisions that will be triggered if Alinta acquires more than 50% of the AGL Shares, either as a result of the Alinta Takeover Offer or otherwise; and
- AGL considers to be material to its operations, such that if a counterparty to any such contract were to exercise its change of control rights, this could have an impact on the future prospects of the Merged Group or AGL as a stand alone entity (if Alinta were to obtain more than 50% but less than 90% of the AGL Shares).

The relevant provisions of these contracts are summarised below.

(a) SAGC Restated Gas Sales Agreement

Under this agreement, a subsidiary of AGL purchases gas from a number of gas producers in the Cooper Basin region. The agreement runs until the beginning of 2012 unless terminated earlier.

The agreement contains a change of control provision which gives the gas producers a right to terminate the agreement on 30 days' notice. This provision may be triggered if the producers form the opinion (by the exercise of reasonable judgement) that the new controller of the contracting subsidiary of AGL will not ensure that, or is not capable of ensuring that, the subsidiary of AGL has sufficient financial resources and technical capability to meet its obligations under the agreement.

(b) Gascor Master Agreement

Gascor Pty Ltd (in which a subsidiary of AGL, AGL Sales Pty Limited, holds a 33.3% shareholding) has entered into a number of interrelated arrangements for the supply of natural gas in the Victorian market. The Gascor Master Agreement between Gascor Pty Ltd and a number of retailers, including a subsidiary of AGL, contains a change of control provision. The written consent of Gascor Pty Ltd is required prior to a change of control of the subsidiary of AGL. This consent may not be unreasonably withheld or delayed. In deciding whether to give its consent, Gascor Pty Ltd may only have regard to the likelihood of performance of obligations of the subsidiary of AGL under the agreement.

(c) Optima Energy Gas Supply Agreement

Under this agreement, SPI Electricity Pty Ltd purchases gas from a subsidiary of AGL. Unless terminated earlier, this agreement will continue until the start of 2011. A change of control of the subsidiary of AGL will constitute a breach of the agreement unless the counterparty has first consented to the change of control, which consent may not be unreasonably withheld. Consent may not be withheld where, after the change of control, the subsidiary of AGL will be controlled by reputable persons and will have the financial capacity and technical expertise to perform its obligations under the agreement.

(d) Flinders Gas Supply Agreement

Under this agreement, a subsidiary of NRG Energy, Inc. purchases gas from a subsidiary of AGL. Unless terminated earlier (or extended by up to 12 months in certain circumstances), this agreement will continue until the start of 2011. A change of control of the subsidiary of AGL will constitute a breach of the agreement unless the counterparty has first consented to the change of control, which consent may not be unreasonably withheld. Consent may not be withheld where, after the change of control, the subsidiary of AGL will be controlled by reputable persons and will have the financial capacity and technical expertise to perform its obligations under the agreement.

(e) Moomba Gas Transportation Agreement

Under this agreement, Epic Energy South Australia Pty Limited transports gas for a subsidiary of AGL. A change of control of the subsidiary of AGL will result in a breach of the agreement unless the subsidiary of AGL obtains the counterparty's prior written consent, which consent may not be unreasonably withheld. The counterparty is entitled to withhold its consent if the subsidiary of AGL fails to prove to the counterparty's reasonable satisfaction that the shareholders or persons controlling the composition of the board of the subsidiary of AGL are reputable and solvent persons possessing the financial capacity and expertise to ensure that the subsidiary of AGL will continue to satisfy and perform all of its obligations under the agreement.

(f) AGL's financing arrangements

AGL has debt facilities in place with several banks. One of these has a change of control provision which will entitle the relevant lender to review and increase pricing under the facility should Alinta gain control of AGL.

In addition, should the long term unsecured debt credit rating of AGL issued by Standard & Poor's or Moody's be adversely affected as a result of Alinta acquiring AGL Shares, the pricing under a number of AGL's debt facilities may increase.

(g) Managing Director's Service Contract

The Managing Director, Paul Anthony, may terminate his service contract on three months' notice, if he ceases to hold the most senior management role within AGL or to report to the AGL Board or if his responsibilities and authorities are substantially diminished. If any of those circumstances eventuate as a result of the Alinta Bid, he may elect to terminate his service contract within six months after that change occurs. He would be entitled to receive a termination payment equal to twice the aggregate

of his total fixed remuneration at the time the change in circumstances occurs and the amount payable under the AGL STIP for that year for on-target performance.

If a change of control of AGL occurs (defined to include a person controlling 50% of the votes that may be cast at a general meeting or a person having the power to appoint or remove all or the majority of the directors of AGL), Mr Anthony is entitled to be paid, in cash, an amount equal to the value of the sign-on entitlement and rights which may be granted to him under a long term incentive plan. The amount of that entitlement will vary according to the timing of any payment and the AGL Share price at that time.

(h) Other agreements

There are a number of other agreements under which AGL has guaranteed the obligations of its contracting subsidiaries under those agreements. The relevant counterparties may have a right to require that Alinta replaces AGL as guarantor if Alinta acquires a controlling interest in AGL.

There are also a number of agreements under which counterparties may request certain forms of credit support in the event that a change occurs that is likely to have a material adverse effect on the ability of the relevant AGL party to perform its obligations under the agreement.

2.8 Material litigation

Legal proceedings arise from time to time in the course of AGL's and its subsidiaries' business. As at the date of this Target Statement, AGL is not engaged in any litigation, the outcome of which is likely to have a material adverse effect on the business or financial position of AGL and which has not previously been disclosed.

3 Taxation consequences

This section includes some information on the CGT consequences of accepting the Alinta Takeover Offer.

3.1 Taxation consequences

Part D of the Alinta Bidder's Statement sets out a general description of the income tax, GST and stamp duty consequences of the Alinta Takeover Offer and Alinta's proposed AGL Only Demerger and Full Demerger.

The tax implications of accepting the Alinta Takeover Offer are complex. The comments below are of a general nature only. They are not a complete statement of how the tax laws will apply to the individual circumstances of each AGL Shareholder. The information contained in this section does not constitute tax advice and should not be relied upon as such. AGL Shareholders are encouraged to seek their own professional advice regarding how their acceptance of the Alinta Takeover Offer will affect their own tax position.

The CGT consequences of accepting the Alinta Takeover Offer will depend on a number of factors including:

- whether you acquired your AGL Shares on or after 20 September 1985;
- whether Alinta acquires at least 80% of AGL Shares; and
- in relation to AGL Shares you acquired on or after 20 September 1985, whether you have held AGL Shares for at least 12 months as at the date you accept the Alinta Takeover Offer.

A summary of the CGT implications of accepting the Alinta Takeover Offer is set out in the table below.

The main points you should note are:

- AGL Shareholders who accept the Alinta Takeover Offer and who acquired their AGL Shares on or after 20 September 1985 will **not** be eligible for CGT rollover relief if Alinta does not acquire at least 80% of AGL Shares under the Alinta Takeover Offer. This means that you may have to pay CGT. The amount of the capital gain you will realise on disposal of your AGL Shares will be:

  Market value of Alinta Shares at the date you accept the Alinta Takeover Offer
  Less
  Cost base of AGL Shares

  You should note that, if you acquired your AGL Shares on or before 6 April 2005, the cost base will have been reduced by the amount of 50 cents per share reduction in share capital paid to you on 29 April 2005.

  Individuals, complying superannuation funds or trusts which have held AGL Shares for at least 12 months before disposal

should be entitled to discount the amount of the capital gain. The amount of the discount will be 50% for individuals and trusts and 33⅓ % for complying superannuation funds; and

- AGL Shareholders who accept the Alinta Takeover Offer and who acquired their AGL Shares before 20 September 1985 will be subject to CGT on eventual disposal of the Alinta Shares they receive. The pre-CGT status of their AGL Shares will not apply to Alinta Shares received as a result of accepting the Alinta Takeover Offer. The cost base of the Alinta Shares will be the market value of those shares at the date you accept the Alinta Takeover Offer.

3.2 Summary of taxation implications

If you acquired your AGL Shares on or after 20 September 1985

	Availability of CGT rollover relief	Amount of capital gain	Cost base of Alinta Shares received in exchange for your AGL Shares
Alinta acquires between 50.1% and 80% of AGL Shares	No	Value of Alinta Shares at the date you accept the Alinta Takeover Offer *less* your cost base in AGL Shares.	Value of Alinta Shares at the date you accept the Alinta Takeover Offer.
Alinta acquires at least 80% of AGL Shares	Yes	Nil if you choose CGT rollover relief.	If you choose CGT rollover relief, the pre-existing cost base of your AGL Shares will become the cost base of your Alinta Shares.

If you acquired your AGL Shares before 20 September 1985

	Availability of CGT rollover relief	Amount of capital gain	Cost base of Alinta Shares received in exchange for your AGL Shares
Alinta acquires at least 50.1% of AGL Shares	No. The Alinta Shares you receive will be post-CGT shares and subject to CGT when you dispose of them.	Nil	Value of Alinta Shares at the date you accept the Alinta Takeover Offer.

4 Additional information

This section includes information on the interests of the AGL Directors and the effect of the Alinta Takeover Offer on AGL's employee incentive plans.

4.1 AGL Directors' interests in AGL securities

Other than as set out below, no marketable securities of AGL are held by or on behalf of AGL Directors as at the date of this Target Statement:

AGL Director	AGL Shares
Mr Mark Johnson	198,366
Mr Paul Anthony	2,000
Mr Charles Allen AO	72,881
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

4.2 AGL Directors' dealings in AGL shares and options

Except as disclosed below, no AGL Director has acquired or disposed of a relevant interest in any AGL Shares in the four month period immediately preceding the date of this Target Statement.

Paul Anthony acquired 2,000 AGL Shares on 27 April 2006 in order to satisfy the minimum shareholding requirement for AGL Directors under the AGL Constitution.

The following directors acquired shares under the AGL Share Purchase Plan in that period:

AGL Director	AGL Shares
Mr Mark Johnson	3,175
Sir Ronald Brierley	1,324
Mr David Craig	342
Ms Carolyn Hewson	853
Mr Max Ould	1,472
Mr Graham Reaney	1,008

4.3 AGL Directors' interests in securities of Alinta

No AGL Director has a relevant interest in Alinta Shares or other Alinta securities at the date of this Target Statement, other than Max Ould's holding of 10,000 Alinta Shares.

4.4 Dealings in securities of Alinta

No AGL Director has acquired or disposed of Alinta Shares or other Alinta securities in the four months preceding the date of this Target Statement.

4.5 Officers' indemnities

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL indemnifies certain past and present officers of AGL against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as an officer of AGL.

AGL has also paid a premium in respect of a contract insuring all directors, secretaries and officers of the AGL Group against liabilities incurred in their capacity as a director or officer, as the case may be, of the AGL Group.

4.6 Benefits and agreements

(a) Benefits in connection with retirement from office

The Alinta Takeover Offer will not result in any AGL Director or any other person being given any benefit (other than a benefit which can be given without member approval under the Corporations Act) in connection with the retirement of that AGL Director or other person from a board or managerial office of AGL or a related body corporate of AGL.

(b) Agreements connected with or conditional on the Alinta Takeover Offer

There are no agreements made between any AGL Director and any other person in connection with, or conditional upon, the outcome of the Alinta Takeover Offer, other than in their capacity as a holder of AGL Shares.

(c) Benefits from Alinta

No AGL Director has agreed to receive or is entitled to receive, any benefit from Alinta which is conditional on, or is related to, the Alinta Takeover Offer, other than in their capacity as a holder of AGL Shares.

(d) Interests of AGL directors in contracts with Alinta

No AGL Director has any interest in any contract entered into by Alinta.

AGL has previously announced AGL Chairman Mark Johnson has been and will continue to be quarantined from involvement in or knowledge of the work of Macquarie Bank Limited in advising Alinta.

4.7 Effect of the Alinta Takeover Offer on AGL employee incentive plans and AGL shares issued under those plans

(a) AGL Share Reward Plan

As at 19 April 2006, there were 435,678 AGL Reward Plan Shares on issue to 2,221 AGL Share Reward Plan participants.

(i) Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition and the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(ii) Participation in the Alinta Takeover Offer

If these restrictions on disposal continue to apply to AGL Reward Plan Shares, then Plan Participants cannot accept the Alinta Takeover Offer in respect of those AGL Reward Plan Shares.

However, if Alinta proceeds to compulsory acquisition, each of the AGL Reward Plan Shares will be compulsorily acquired by Alinta under the Corporations Act regardless of the restriction. Upon compulsory acquisition of these AGL Reward Plan Shares, the same consideration will be paid to holders of AGL Reward Plan Shares as was paid to AGL Shareholders who accepted the Alinta Takeover Offer during the Offer Period.

(b) **AGL Share Purchase Plan**

As at 19 April 2006, there were 570,796 AGL Purchase Plan Shares on issue to 95 AGL Share Purchase Plan participants.

(i) Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

(ii) Participation in the Alinta Takeover Offer

If these restrictions on disposal continue to apply to AGL Purchase Plan Shares, then Plan Participants cannot accept the Alinta Takeover Offer in respect of those AGL Purchase Plan Shares.

However, if Alinta proceeds to compulsory acquisition, each of the AGL Purchase Plan Shares will be compulsorily acquired by Alinta under the Corporations Act regardless of the restriction. Upon compulsory acquisition of these AGL Purchase Plan Shares, the same consideration will be paid to holders of AGL Purchase Plan Shares as was paid to AGL Shareholders who accepted the Alinta Takeover Offer during the Offer Period.

(c) **AGL LTIP**

As at 19 April 2006, there were 816,678 unvested AGL LTIP Rights on issue to 108 AGL LTIP participants.

(i) Vesting

AGL LTIP Rights issued under the AGL LTIP will generally vest in equal annual instalments over three years with the first vesting occurring on the first anniversary of the date of award of the AGL LTIP Rights (unless they vest or lapse earlier under the terms of the AGL LTIP Rights). When AGL LTIP Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those AGL LTIP Rights.

Prior to vesting, AGL LTIP Rights do not carry the benefits of share ownership including dividend or voting entitlement.

Subject to the Plan Participant's continued employment with AGL, prior to a change of control in AGL (which will occur in various circumstances, including if Alinta acquires 50.1% or more AGL Shares or acquires control of the composition of the AGL Board), the AGL Board will have the discretion to determine whether AGL LTIP Rights will vest on the change of control occurring (**AGL LTIP Discretion**).

The AGL Board has exercised the AGL LTIP Discretion. This means that AGL Shares will be issued or transferred to Plan Participants if a change of control occurs.

(ii) Participation in the Alinta Takeover Offer

If AGL LTIP Rights have not vested before or during the Offer Period, then Plan Participants cannot participate in the Alinta Takeover Offer in respect of those AGL LTIP Rights.

However, if some or all of the AGL LTIP Rights have vested before the end of the Offer Period, or a change of control in AGL occurs, the Plan Participants will be able to participate in the Alinta Takeover Offer in respect of those AGL Shares which come into existence as a result of the vesting of AGL LTIP Rights prior to the end of the Offer Period.

If Alinta proceeds to compulsory acquisition, any AGL Shares not acquired by Alinta which result from the vesting of AGL LTIP Rights will be compulsorily acquired by Alinta under the Corporations Act. In addition, Alinta has indicated in the Alinta Bidder's Statement that, if, in accordance with a provision of the Corporations Act, it proceeds to compulsory acquisition, it will elect to acquire any AGL Shares which come into existence as a result of the vesting of AGL LTIP Rights within six weeks of Alinta giving its compulsory acquisition notice.

Upon compulsory acquisition of these AGL Shares which come into existence as a result of the vesting of AGL LTIP Rights, the same consideration will be paid as was paid to AGL Shareholders who accepted the Alinta Takeover Offer during the Offer Period.

Alinta has also stated in the Alinta Bidder's Statement that if, as a result of the Alinta Takeover Offer, Alinta becomes entitled to compulsorily acquire unvested AGL LTIP Rights under Part 6A.2 of the Corporations Act, Alinta intends to proceed with the compulsory acquisition of those AGL LTIP Rights.

(d) AGL Share Loan Plan

As at 19 April 2006, the trustee held 1,082,900 AGL Loan Plan Shares for the benefit of 45 AGL Share Loan Plan participants. As at 19 April 2006, outstanding loans under the AGL Share Loan Plan totalled $6,886,343.

(i) Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earliest of three years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

(ii) Participation in the Alinta Takeover Offer

If these restrictions continue to apply to AGL Loan Plan Shares, then Plan Participants cannot accept the Alinta Takeover Offer in respect of those AGL Loan Plan Shares.

However, if Alinta proceeds to compulsory acquisition, each of the AGL Loan Plan Shares will be compulsorily acquired by Alinta under the Corporations Act regardless of the restriction. Upon compulsory acquisition of these AGL Loan Plan Shares, the same consideration will be paid to the trustee as was paid to AGL Shareholders who accepted the Alinta Takeover Offer during the Offer Period.

The Alinta Shares issued to the trustee will be held by the trustee on the same terms as it currently holds the AGL Loan Plan Shares as security for repayment of the loan.

(e) AGL Management Share Plan

As at 19 April 2006, there were 54,550 AGL Management Share Plan Shares on issue to 10 AGL Management Share Plan participants. As at 19 April 2006, outstanding AGL Management Plan Loans totalled $89,392.

(i) Restrictions on disposal

AGL Management Share Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the AGL Management Plan Loan in respect of the shares is repaid in full. While AGL Management Share Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Share Plan Shares are also subject to these restrictions.

(ii) Participation in the Alinta Takeover Offer

If these restrictions continue to apply to AGL Management Share Plan Shares, then Plan Participants cannot accept the Alinta Takeover Offer in respect of those AGL Management Share Plan Shares. All of the Plan Participants will be asked to agree to repay their loans before they accept the Alinta Takeover Offer (if they wish to do so) so that their AGL Management Share Plan Shares can be freed from the restrictions on dealings imposed by the Plan.

However, if Alinta proceeds to compulsory acquisition, each of the AGL Management Share Plan Shares will be compulsorily acquired by Alinta under the Corporations Act regardless of the restriction. Upon compulsory acquisition of these AGL Management Share Plan Shares, the same consideration will be paid to holders of AGL Management Share Plan Shares as was paid to AGL Shareholders who accepted the Alinta Takeover Offer during the Offer Period.

4.8 ASIC modifications and copies of documents

Following announcement of the Agreed Transaction, AGL obtained an ASIC modification to items 11 and 12 of section 633(1) of the Corporations Act to extend the period in which AGL was obliged to send this Target Statement to Alinta and to AGL Shareholders by 5 days.

As contemplated by ASIC Class Order 01/1543, this Target Statement contains statements which were made, or are based on statements which were made, in documents lodged with ASIC or the ASX. Pursuant to the Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Target Statement.

A copy of the relevant parts of reports and statements of third parties (including Alinta and AGL) which have been lodged either with ASIC or the ASX and which are referred to in this Target Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any AGL Shareholder who requests a copy during the Offer Period. Requests can be made by calling the AGL Shareholder Information Line on 1800 824 522 (toll-free for calls made from within Australia) or +61 2 8280 7012 (for calls made from outside Australia). As required by the Corporations Act, calls to these numbers will be recorded.

As permitted by ASIC Class Order 03/635, AGL need not obtain the consent to the inclusion of a statement of those third parties to whom that statement is attributed if this Target Statement includes or is accompanied by a statement that:

- fairly represents a statement by an official person; or
- is a correct and fair copy of, or extract from:
  - a public official document; or
  - a statement that has already been published in a book, journal or comparable publication,

where the statement was not made, or the document was not published, in connection with the Alinta Takeover Offer or Alinta or AGL or any business, property or person the subject of the Alinta Bidder's Statement or this Target Statement.

4.9 Consents

Each of the parties referred to in this section:

- has not authorised or caused the issue of this Target Statement;
- does not make, or purport to make, any statement in this Target Statement, nor is any statement in this Target Statement based on any statement by any of those parties, other than as specified in this section; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Target Statement other than a reference to its name and a statement included in this Target Statement with the consent of that party as specified in this section.

Gilbert + Tobin has given and has not before the date of this Target Statement withdrawn its consent to be named in this Target Statement as Legal Adviser to AGL in the form and context in which it is named.

Deloitte Touche Tohmatsu has given and has not before the date of this Target Statement withdrawn its consent to be named in this Target Statement as the Investigating Accountant for Historical Financial Information to AGL in the form and context in which it is named. Deloitte Touche Tohmatsu has also given and has not before the date of this Target Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in Annexure A of this Target Statement in the form and context in which it appears, and to the references to that report in this Target Statement in the form and context in which they appear.

Deloitte Corporate Finance Pty Limited has given and has not before the date of this Target Statement withdrawn its consent to be named in this Target Statement as the Independent Reviewer of Directors' Forecasts in the form and context in which it is named. Deloitte Corporate Finance Pty Limited has also given and has not before the date of this Target Statement withdrawn its consent to the inclusion of the Independent Review of Directors' Forecasts in Annexure B of this Target Statement in the

form and context in which it appears, and to the references to that report in this Target Statement in the form and context in which they appear.

Link Market Services Limited has given and has not before the date of this Target Statement withdrawn its consent to be named in this Target Statement as the Share Registry for AGL in the form and context in which it is named.

4.10 Continuous disclosure

AGL is a "disclosing entity" under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require AGL to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, AGL has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of AGL Shares.

Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au or from the AGL website at www.agl.com.au.

In addition, copies of the following documents may be inspected at AGL's Head Office at 72 Christie Street, St Leonards, Sydney (between 9.00am and 5.00pm on Business Days) or requested (and will be provided free of charge) by contacting the AGL Shareholder Information Line on 1800 824 522 (toll-free for calls made from within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time):

- AGL's 2005 Annual Report (for the year ended 30 June 2005);
- AGL's Constitution; and
- any continuous disclosure document lodged by AGL with the ASX between the release of its 2005 Annual Report on 14 September 2005 and the date of the Target Statement.

Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Copies of documents lodged with ASIC in relation to AGL may be obtained from, or inspected at, an ASIC office.

4.11 No other material information

This Target Statement is required to include all information that AGL Shareholders and their professional advisors would reasonably require to make an informed assessment whether to accept the Alinta Takeover Offer, but:

- only to the extent to which it is reasonable for investors and their professional advisors to expect to find the information in this Target Statement; and
- only if the information is known to any of the AGL Directors.

The AGL Directors are of the opinion that the information that AGL Shareholders and their professional advisors would reasonably require to make an informed assessment of whether to accept the Alinta Takeover Offer is the information contained in:

- the Alinta Bidder's Statement (to the extent that the information is not inconsistent with or superseded by information in this Target Statement);
- AGL's 2005 Annual Report (for the year ended 30 June 2005);
- AGL's Half Year Report (for the half year ended 31 December 2005);
- AGL's Scheme Booklet;
- AGL's releases to the ASX prior to the date of this Target Statement; and
- this Target Statement.

The AGL Directors have assumed, for the purposes of preparing this Target Statement, that the information contained in the Alinta Bidder's Statement is accurate (unless they have expressly indicated otherwise in this Target Statement). However, the AGL Directors do not take any responsibility for the contents of the Alinta Bidder's Statement and are not to be taken as endorsing, in any way, any or all of the statements contained in it.

In deciding what information should be included in this Target Statement, the AGL Directors have had regard to:

- the nature of the AGL Shares (being fully paid ordinary shares);
- the matters which AGL Shareholders may reasonably be expected to know;
- the fact that certain matters may reasonably be expected to be known to the professional advisors of AGL Shareholders; and
- the time available to AGL to prepare this Target Statement.

5 Approval of Target Statement

This Target Statement has been approved by a resolution of the Directors of The Australian Gas Light Company.

Dated 8 May 2006.

Signed for and on behalf of The Australian Gas Light Company.

Mark Johnson
Chairman

6 Glossary and interpretation

Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AAM means Alinta Asset Management Pty Ltd ABN 52 104 352 650 (formerly named Alinta Network Services Pty Ltd).

AASB means Australian Accounting Standards Board.

ACCC means the Australian Competition and Consumer Commission.

Acceptance Form means the form of acceptance of the Alinta Takeover Offer enclosed with the Alinta Takeover Offer and the Alinta Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of Alinta.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL and includes each of the ActewAGL retail and distribution partnerships .

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461, except in section 2.2 of this Target Statement where it means the reporting segment referred to as "Agility" in AGL's Half Year Report for the half year ended 31 December 2005.

AGL or **Company** means The Australian Gas Light Company ABN 95 052 167 405.

AGL Board means the board of directors of AGL.

AGL Energy means AGL and each subsidiary of AGL which is involved in carrying on the Energy Business.

AGL Director means a director of AGL.

AGL Group means AGL and its related bodies corporate as at the date of this Target Statement.

AGL Infrastructure means AGL and each subsidiary of AGL which is involved in carrying on the Infrastructure Business.

AGL Loan Plan Shares means AGL Shares issued under the AGL Share Loan Plan.

AGL LTIP means the AGL employee share rights plan of that name.

AGL LTIP Discretion has the meaning given to that term in section 4.7(c)(i).

AGL LTIP Rights means rights to acquire AGL Shares for no consideration under the AGL LTIP.

AGL Management Plan Loans means loans provided by AGL under the AGL Management Share Plan.

AGL Management Share Plan means the AGL employee incentive plan of that name.

AGL Management Share Plan Shares means AGL Shares issued under the AGL Management Share Plan.

AGL Merger Offer means the takeover bid for Alinta Shares announced by AGL on 13 March 2006, or any other takeover bid announced by AGL or a subsidiary of AGL for Alinta Shares including any variations to those bids, but, for the avoidance of doubt, does not include the Agreed Transaction.

AGL Only Demerger means the demerger of AGL's energy business as described in Appendix 3 of the Alinta Bidder's Statement.

AGL Purchase Plan Shares means AGL Shares acquired under the AGL Share Purchase Plan.

AGL Register means the register of AGL Shareholders maintained by AGL in accordance with the Corporations Act.

AGL Reward Plan Shares means AGL Shares acquired under the AGL Share Reward Plan.

AGL Share Loan Plan means the AGL employee incentive plan of that name.

AGL Share Purchase Plan means the AGL employee incentive plan of that name.

AGL Share Reward Plan means the AGL employee incentive plan of that name.

AGL Shareholder means a person who is registered as the holder of AGL Shares in the AGL Register.

AGL Shares means fully paid ordinary shares in the capital of AGL.

AGL STIP means the plan of that name which provides for the payment in cash of annual incentive payments to senior leaders of AGL, subject to the satisfaction of performance conditions set by the AGL Board for the year in question.

Agreed Transaction means the proposal jointly announced by AGL and Alinta on 26 April 2006 which involves a merger of the respective infrastructure businesses of the two companies and a sale of interests in assets from each entity to the other.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, being the name used to describe all or any one of Alinta Infrastructure Trust, Alinta Infrastructure Investment Trust, and Alinta Energy 1 Limited, as applicable.

Alinta means Alinta Limited ABN 40 087 857 001 or the Bidder as the context requires.

Alinta Bid means the Alinta Takeover Offers to acquire all of the AGL Shares, on the terms set out in the Alinta Bidder's Statement.

Alinta Bidder's Statement means the bidder's statement of Alinta dated 31 March 2006 under Part 6.5 of the Corporations Act relating to the Alinta Takeover Offer.

Alinta Register means the register of Alinta Shareholders maintained by Alinta in accordance with the Corporations Act.

Alinta Shareholder means a person who is registered as the holder of Alinta Shares in the Alinta Register.

Alinta Shares means the fully paid ordinary shares on issue in Alinta.

Alinta Takeover Offer or **Alinta's Takeover Offer** means, as the context requires, the offer by Alinta for AGL Shares contained in Part E of the Alinta Bidder's Statement, or the off-market takeover bid constituted by that offer, and **Alinta Takeover Offers** means the several like offers which together constitute the Alinta Bid.

Alliance Agreement means the agreement so named dated 29 August 2005 between AIH and Alinta.

Announcement Date means 20 March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities & Investments Commission.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691 and includes the market operated by ASX.

Australian Accounting Standard means an accounting standard made by the AASB in accordance with the Corporations Act.

Bidder means Alinta Group Holdings Pty Ltd ABN 34 117 660 081, a wholly owned subsidiary of Alinta.

BOC means BOC Limited ACN 000 029 729 and BOC Group Pty Limited ACN 003 964 163.

Business Day has the meaning given to that term in the Listing Rules.



CFPS means cash flow per share.

CGT means Australian capital gains tax.

Condition Period means the period beginning on the Announcement Date and ending at the end of the Offer Period.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

CPI means Australian Consumer Price Index.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

DPS means dividends per share.

DUET means the Diversified Utility and Energy Trust No. 1 and the Diversified Utility and Energy Trust No. 2.

EBIT means profit from ordinary activities before finance costs and income tax expense.

EBITDA means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation.

Electricity Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Elgas means Elgas Ltd ACN 002 749 260.

Energy Business means any and all of the businesses of retailing gas, electricity and LPG, acquiring gas and electricity under long term supply arrangements and investing in power generation and upstream gas interests, all of which are more particularly described in section 4 of the Scheme Booklet.

EPS means earnings per share.

ESC means Essential Services Commission, established under the Essential Services Commission Act 2001 (Vic).

FEED means front end engineering and design.

Foreign AGL Shareholder means a person whose address as shown in the AGL Register is in a jurisdiction other than Australia or its external territories, the United States of America or New Zealand, unless Alinta determines otherwise being satisfied that, under the law of that jurisdiction, it is lawful and not onerous to make the Alinta Takeover Offer to that person and to issue that person with Alinta Shares and that it is lawful for that person to accept the Alinta Takeover Offer.

Full Demerger means the intended demerger of the combined infrastructure and services businesses and combined energy businesses of AGL and Alinta following the completion of the Alinta Takeover Offer as further described in Appendix 4 of the Alinta Bidder's Statement.

Hallett Wind Farm means the wind farm to be constructed at Hallett, South Australia.

Gas Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile.

GJ means gigajoules. A measure of energy.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and the related imposition acts of the Commonwealth of Australia.

GW means gigawatt. A measure of energy consumption.

GWh means GW hour. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ACN 002 945 655.

IFRS means International Financial Reporting Standards.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure B.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ACN 003 833 127.

Infrastructure Business means any and all of the businesses of transmitting and distributing gas and electricity, investing in contracted power generation, Gas Valpo, and providing asset management, maintenance and operating services, all of which are more particularly described in section 6 of the Scheme Booklet.

Investigating Accountant for Historical Financial Information means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant for Historical Financial Information set out in Annexure A.

IPO means initial public offering.

IT means information technology.

Listing Rules means the listing rules of ASX as amended or varied from time to time.

Loy Yang A means Loy Yang A Power Station.

LPG means liquefied petroleum gas.

LYP means Loy Yang Power Partnership.

Merchant Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Merged Group means, in the event that the Alinta Bid succeeds, Alinta and its related bodies corporate following Alinta acquiring control of AGL, including AGL.

Moody's means Moody's Investors Service Pty Limited ACN 003 399 657.

MRDC means the PNG company representing the interests of certain PNG landowners.

Multinet means Multinet Gas (DB No. 1) Pty Ltd ACN 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ACN 086 230 122, trading as Multinet Partnership.

MW means megawatt. A measure of energy consumption.

MWh means MW hour. A measure of the rate of energy consumption.

NEL means National Electricity Law.

NEM means National Electricity Market.

NEMMCO means National Electricity Market Management Company.

NGC means NGC Holdings Limited, a company registered in New Zealand.

Notice of Status of Conditions means Alinta's notice disclosing the status of the conditions to the Alinta Takeover Offer which is required to be given under section 630(3) of the Corporations Act.

NRG Flinders means Flinders Osborne Trading Pty Ltd ACN 094 183 749.

Offer Period means the period during which Alinta Takeover Offers will remain open for acceptance in accordance with section 9 of the Alinta Bidder's Statement.

Oil Search means Oil Search Limited ARBN 055 079 868.

Original AGL Demerger means the proposed demerger of AGL into two distinct corporate groups described in the Scheme Booklet.

Petronas means Petroleum Nasional Bhd, a Malaysian petroleum company.

PJ means petajoules, being one million GJ. A measure of energy.

Plan Participant means a participant in the AGL Share Reward Plan, AGL Share Purchase Plan, AGL LTIP, AGL Share Loan Plan or AGL Management Share Plan, as the context provides.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, the Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL, Nippon Oil Exploration Limited and MRDC.



PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Retail Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Rights means all accretions and rights attaching to AGL Shares after the Announcement Date (including, without limitation, all rights to receive dividends and other distributions declared or paid or payable, and to receive or subscribe for shares, notes or options issued by AGL). For the avoidance of doubt, this does not include the interim dividend of 31 cents per AGL Share paid by AGL on 23 March 2006.

S&P/ASX All Ordinaries Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 50 means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 200 means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Scheme Booklet means the scheme booklet lodged by AGL with ASIC on 13 February 2006 in respect of the Original AGL Demerger.

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in New South Wales and Victoria and the Wattle Point Wind Farm, acquired by AGL in November 2005.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Sydney CSM Joint Venture means the joint venture with Sydney Gas to participate in the development and production of CSM in the Sydney Basin.

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

Target Statement means this document, being the target's statement of AGL under Part 6.5 Division 3 of the Corporations Act in response to the Alinta Bidder's Statement.

TEPCO means The Tokyo Electric Power Company, Incorporated.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TSR means total shareholder returns.

UED means United Energy Distribution Pty Limited ABN 70 064 651 029 which owns an electricity distribution network in Victoria.

UtiliCorp means UtiliCorp United Inc., a company registered in America and now known as Aquila Inc.

Wattle Point Wind Farm means the wind farm located at Wattle Point in South Australia acquired by AGL as part of the Southern Hydro acquisition.

Interpretation

(a) Annexures to the Target Statement form part of this Target Statement.

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Target Statement unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Target Statement.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to sections are to sections of this Target Statement, unless stated otherwise.

(f) References to paragraphs are references to paragraphs within the section of this Target Statement in which the reference to the paragraph is made.

(g) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

(h) References to "dollars", "$" or "cents" are to Australian currency.

ANNEXURES

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

8 May 2006

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Deloitte Touche Tohmatsu has been engaged by the Directors of The Australian Gas Light Company ("AGL or the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Target Statement to be dated on or about 8 May 2006, and to be issued by AGL in response to the Bidder's Statement issued by Alinta Group Holdings Pty Ltd ("Alinta GH"), a wholly owned subsidiary of Alinta Limited ("Alinta"), in respect of Alinta GH's proposed acquisition of AGL (the "Alinta Proposed Acquisition").

Expressions defined in the Target Statement have the same meaning in this Report.

Historical Financial Information

Deloitte Touche Tohmatsu has been requested to prepare a report covering the AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information described below and disclosed in the Target Statement.

AGL has previously proposed the separation of its energy business from its infrastructure business, creating two distinct business units – AGL Energy and AGL Infrastructure. AGL has determined that the most appropriate way to present the financial performance and financial position of the AGL group is to present financial information in respect of each of AGL Energy and AGL Infrastructure separately, as well as financial information in respect of the consolidated AGL group.

AGL Group Pro forma Consolidated Historical Financial Information

The AGL Group Pro forma Consolidated Historical Financial Information, as set out in Section 2.2.6: Figure 6; Figure 9 and Figure 11 of the Target Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments described in the notes to Section 2.2.6: Figure 6; Figure 9 and Figure 11 of the Target Statement,

together, the "AGL Group Pro forma Consolidated Historical Financial Information".

Pro forma AGL Energy and AGL Infrastructure Historical Financial Information

The Pro forma AGL Energy and AGL Infrastructure Historical Financial Information, as set out in Section 2.2.6: Figure 7; Figure 8 and Figure 10 of the Target Statement, comprises:

- The Pro forma Historical Income Statements for the year ended 30 June 2005 and the half year ended 31 December 2005 for each of AGL Energy and AGL Infrastructure;
- The Pro forma Historical Balance Sheets as at 31 December 2005 for each of AGL Energy and AGL Infrastructure; and
- The Pro forma adjustments described in the notes to Section 2.2.6: Figure 7; Figure 8 and Figure 10 of the Target Statement,

together, the "Pro forma AGL Energy and AGL Infrastructure Historical Financial Information".

The AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information have been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005, after reflecting the pro forma adjustments detailed in Section 2.2.6 of the Target Statement.

The consolidated financial statements of AGL for the year ended 30 June 2005 and for the half year ended 31 December 2005 were audited by Deloitte Touche Tohmatsu. The audit opinions issued by Deloitte Touche Tohmatsu to the members of AGL relating to those financial

statements were unqualified.

The AGL Directors are responsible for the preparation and presentation of the AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information including the determination of the pro forma adjustments.

The AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian equivalents to International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001.

The Pro forma AGL Energy and AGL Infrastructure Historical Financial Information does not purport to represent what the results of operations would actually have been if AGL Energy and AGL Infrastructure had operated on a stand alone basis during the periods indicated, or to project the results of operations for any future period.

Scope

We have conducted our review of the AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the AGL Group Pro forma Consolidated Historical Financial Information and the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information ;
- A review of work papers, accounting records and other documents;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the half year ended 31 December 2005;
- Consideration of the Pro forma adjustments made to the historical financial information; and
- Enquiry of the directors and management of AGL.



These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the AGL Group Pro forma Consolidated Historical Financial Information or on the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information.

Review Statement

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

(i) the AGL Group Pro forma Consolidated Historical Financial Information set out in Section 2.2.6: Figure 6; Figure 9 and Figure 11 of the Target Statement does not present fairly:

- The Pro Forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments described in the notes to Section 2.2.6: Figure 6; Figure 9 and Figure 11 of the Target Statement.

(ii) the Pro forma AGL Energy and AGL Infrastructure Historical Financial Information set out in Section 2.2.6: Figure 7; Figure 8 and Figure 10 of the Target Statement does not present fairly:

- The Pro forma Historical Income Statements for the year ended 30 June 2005 and the half year ended 31 December 2005 for each of AGL Energy and AGL Infrastructure;
- The Pro forma Historical Balance Sheets as at 31 December 2005 for each of AGL Energy and AGL Infrastructure; and
- The Pro forma adjustments described in the notes to Section 2.2.6: Figure 7; Figure 8 and Figure 10 of the Target Statement.

in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the half year ended 31 December 2005.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2005, other than matters dealt with in this Report, would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the Alinta Proposed Acquisition other than the preparation of this Report, the preparation of the Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the Alinta Proposed Acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Target Statement in the form and context in which it is so included, but has not authorised the issue of the Target Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Target Statement.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

ANNEXURES

Deloitte Corporate Finance Pty Limited
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 - Financial Services Guide

8 May 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of this FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under our AFSL
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provide
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to give general financial product advice in the form of a report to be provided to you in connection with the AGL Target Statement in respect of the Bidder's Statement issued by Alinta Group Holdings Pty Ltd ("Alinta GH"), a wholly owned subsidiary of Alinta Limited ("Alinta") in respect of Alinta GH's offer to acquire all of AGL's shares, as set out in the Bidder's Statement issued by Alinta GH on 31 March 2006 ("the Alinta Offer"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide general financial product advice in respect of:
  - debentures, stocks or bonds to be issued or proposed to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or

Member of
Deloitte Touche Tohmatsu

needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation or needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

How are we and our employees remunerated?

Our fees are usually determined on an hourly basis; however there may be a fixed amount or an amount derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $150,000.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility

The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

The Complaints Officer
Practice Protection Group
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Service ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
Fax: +61 3 9621 2291
Internet: http://www.fics.asn.au

If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be contacted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
Fax: +61 2 9262 1512

Specific contact details for lodging a compliant with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1 300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf



Deloitte.

Deloitte Corporate Finance Pty Limitec
A.B.N. 19 003 833 127
AFSL No. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

8 May 2006

Dear Directors

REVIEW OF DIRECTORS' FINANCIAL FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australia Gas Light Company ("AGL" or "the Company") for inclusion in a Target Statement to be issued by the Company in respect of the offer by Alinta Group Holdings Pty Ltd ("Alinta GH"), a wholly-owned subsidiary of Alinta Limited ("Alinta"), to acquire all of AGL's shares, as set out in the Bidder's Statement issued by Alinta GH on 31 March 2006 ("the Alinta Offer"). Deloitte Corporate Finance Pty Limited is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Target Statement have the same meaning in this report.

Scope of Report

The Directors are solely responsible for the preparation and presentation of the pro forma financial forecasts of the Company and its controlled entities for the years ending 30 June 2006 and 30 June 2007, as set out in section 2.2.1 of the Target Statement (the "Financial Forecasts") and the information contained therein, including the assumptions on which they are based.

We have reviewed the Financial Forecasts together with the assumptions on which the Financial Forecasts are based as set out in section 2.2.4 of the Target Statement in order to give a statement thereon to the Directors of the Company.

Our review of the Financial Forecasts has been conducted in accordance with AUS 902 "Review of Financial Reports" applicable to review engagements. Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Financial Forecasts and the evaluation of accounting policies used in the Financial Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia; and

iii) the Directors' Financial Forecasts themselves are unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Financial Forecasts, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Financial Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Target Statement and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Financial Forecasts.

Directors' Financial Forecasts

The Financial Forecasts have been prepared by management and adopted by the Directors in order to provide members with a guide to the potential financial performance of the Company for the years ending 30 June 2006 and 30 June 2007. There is a considerable degree of subjective judgement involved in preparing Financial Forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Financial Forecasts have been prepared using assumptions summarised in the Target Statement which are based on best-estimate assumptions relating to future events that the Directors expect to occur and actions that management expect to take.

As disclosed in section 2.2.4, the forecast income statements assume that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Financial Forecasts as the Directors do not believe that they can be reliably estimated.

The sensitivity analysis set out in section 2.2.5 of the Target Statement demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.


105

Statement

Based on our review of the Financial Forecasts, which is not an audit, and based on an investigation of the reasonableness of the Directors' best estimate assumptions which give rise to the Financial Forecasts nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumptions, as set out in the Target Statement, do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Actual financial performance is likely to be different from the Financial Forecasts since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Financial Forecasts will be achieved.

We disclaim any responsibility for any reliance on this statement or on the Financial Forecasts to which it relates for any other purpose than that for which it was prepared.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the Alinta Offer other than the preparation of this report, the preparation of the Investigating Accountant's Report, provision of financial due diligence and other related services in relation to the Alinta Offer, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this Review of Directors' Forecasts report in the Target Statement in the form and context in which it is so included, but has not authorised the issue of the Target Statement. Accordingly, Deloitte Corporate Finance Pty Limited makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Target Statement.

Yours faithfully

Johan Duivenvoorde
Director

CORPORATE DIRECTORY

The Australian Gas Light Company
ACN 052 167 405

Registered Office
72 Christie Street
St Leonards NSW 2065
Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal Address
Locked Bag 1837
St Leonards NSW 2065

Legal Adviser
Gilbert + Tobin
Level 37, 2 Park Street
Sydney NSW 2000

Investigating Accountant for Historical Financial Information
Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 2000

Independent Reviewer of Directors' Forecasts
Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 2000

Share Registry
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Telephone 1800 824 522 (within Australia)
+61 2 8280 7012 (International)

AGL SHAREHOLDER INFORMATION LINE:

1800 824 522 (toll-free for calls made within australia) or
+61 2 8280 7012 (for calls made from outside australia)

Monday to Friday between 8.30am and 5.30pm
(Sydney time)



Notes


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/05/2006

TIME: 11:15:54

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Regulatory certainty for PNG pipeline

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

72 Christie Street
St Leonards NSW 2065
AUSTRALIA

Locked Bag 1837
St Leonards NSW 2065
AUSTRALIA

media release

May 9, 2006

Regulatory certainty for PNG pipeline

The Australian Gas Light Company (AGL) today welcomed the announcement by the Ministerial Council on Energy (MCE) on the *National Gas Pipelines Access Regime* as a significant and positive development for the Australian component of the proposed Papua New Guinea (PNG) to Australia natural gas pipeline.

The MCE today announced the legislative and regulatory framework that will be put in place for greenfields gas transmission pipelines[1] with the Bill expected to be introduced into the South Australian Parliament shortly. This follows a 2005 MCE policy position paper on options for a regulatory regime to underpin greenfields pipeline development in Australia as part of the reform of the Gas Access Regime under the Trade Practices Act 1974.

AGL Managing Director Paul Anthony said today's announcement provided certainty on Federal and State Government policy and was a significant step in the development of the proposed PNG to Australia pipeline.

"The policy leadership of the Federal Industry and Resources Minister as well as all State Energy Ministers in reaching this important decision will create long term national benefits for both Australia and PNG", Mr Anthony said.

"The announcement facilitates the setting of tariffs on the Australian component of the pipeline through commercial forces for the first 15 years of the pipeline's operations rather than by a regulatory process.

"All buyers of PNG gas will benefit from the arrangements requiring the pipeline to provide open access and non-discriminatory pricing. This underpins the ability of PNG gas to provide an alternative source of competitively priced energy to growth markets in Queensland and the Northern Territory as well as the established markets of NSW, Victoria and South Australia.

"Recent announcements such as AGL's first sale of PNG gas to NRG Flinders in South Australia[2] demonstrate the growing awareness of the importance of PNG gas in providing competitively priced energy supplies to eastern Australia," Mr Anthony added.

Mr Anthony added that the MCE's decision was consistent with the original third party access arrangements for the PNG pipeline which were established through a process of the Australian Competition and Consumer Commission (ACCC) and the Queensland Government in 1998.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: +61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: +61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] See MCE Energy Market Reform Bulletin No.61, 9 May 2006
[2] See AGL Media Release 9 February 2006, entitled "First PNG gas sales to NRG Flinders"

St Leonards NSW 2065
AUSTRALIA

St Leonards NSW 2065
AUSTRALIA

media release

May 9, 2005

Regulatory certainty for PNG pipeline

The Australian Gas Light Company (AGL) today welcomed the announcement by the Ministerial Council on Energy (MCE) on the *National Gas Pipelines Access Regime* as a significant and positive development for the Australian component of the proposed Papua New Guinea (PNG) to Australia natural gas pipeline.

The MCE today announced the legislative and regulatory framework that will be put in place for greenfields gas transmission pipelines[1] with the Bill expected to be introduced into the South Australian Parliament this month. This follows a 2005 MCE policy position paper on options for a regulatory regime to underpin greenfields pipeline development in Australia as part of the reform of the Gas Access Regime under the Trade Practices Act 1974.

AGL Managing Director Paul Anthony said today's announcement provided certainty on Federal and State Government policy and was a significant step in the development of the proposed PNG to Australia pipeline.

"The policy leadership of the Federal Industry and Resources Minister as well as all State Energy Ministers in reaching this important decision will create long term national benefits for both Australia and PNG", Mr Anthony said.

"The announcement facilitates the setting of tariffs on the Australian component of the pipeline through commercial forces for the first 15 years of the pipeline's operations rather than by a regulatory process.

"All buyers of PNG gas will benefit from the arrangements requiring the pipeline to provide open access and non-discriminatory pricing. This underpins the ability of PNG gas to provide an alternative source of competitively priced energy to growth markets in Queensland and the Northern Territory as well as the established markets of NSW, Victoria and South Australia.

"Recent announcements such as AGL's first sale of PNG gas to NRG Flinders in South Australia[2] demonstrate the growing awareness of the importance of PNG gas in providing competitively priced energy supplies to Eastern Australia," Mr Anthony added.

Mr Anthony added that the MCE's decision was consistent with the original third party access arrangements for the PNG pipeline which were established through a process of the Australian Competition and Consumer Commission (ACCC) and the Queensland Government in 1998.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: +61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: +61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] See MCE Communique, 9 May 2006, www.mce.gov.au
[2] See AGL Media Release 9 February 2006, entitled "First PNG gas sales to NRG Flinders"

Ministerial Council on Energy

Energy Market Reform Bulletin No. XX

Release of the MCE Response to the Productivity Commission Review of the Gas Access Regime

The Ministerial Council on Energy (MCE) today announced the release of its response to the Productivity Commission Review of the Gas Access Regime. This follows extensive consultation in 2005. The response has been posted on the MCE website.

The response contains key policy decisions which will be incorporated in the new National Gas Law and National Gas Rules. In accordance with the Productivity Commission's key recommendations, the following changes will be made to the Gas Access Regime:

- an overarching objects clause will be introduced to clarify the regime's objectives;
- changes will be made to the regime's scope to align it with the National Access Regime; and
- a light handed regulatory option will be introduced.

The MCE also wishes to highlight that two incentives to encourage investment in new pipeline infrastructure will be implemented. The first of these is a binding no-coverage ruling, as recommended by the Productivity Commission, which may be granted by the relevant Minister following a recommendation by the National Competition Council. The second is a price regulation exemption which may be granted by the Commonwealth Minister to international transmission pipelines which bring foreign gas to Australia.

In addition to the implementation of the full package of reforms in the National Gas Law and Rules, these incentive arrangements are being introduced to the South Australian Parliament as amendments to Schedule 1 of the existing *Gas Pipelines Access (South Australia) Act*. This will enable their uptake by market participants in a more timely manner ahead of the commencement of the National Gas Law.

MCE consideration of a number of matters in the response has been further informed through the Expert Panel advising on a model to achieve a common approach to revenue and network pricing across the energy market. Final policy outcomes of these matters will be contained in the full legislative package, the exposure draft of which will be released shortly.

MCE Standing Committee of Officials
8 May 2006



PRIME MINISTER
CANBERRA

27 APR 2006

The Hon Alan Carpenter MLA
Premier of Western Australia
197 St George's Terrace
PERTH WA 6000

My dear Premier

Thank you for your letter of 8 March 2006 regarding a transcontinental pipeline and on the Productivity Commission Review of the Gas Access Regime.

I note that Western Australia's decision to support the Ministerial Council on Energy's (MCE) response to the Productivity Commission's Review of the Gas Access Regime, as amended by the Commonwealth Government, is on the expectation that a similar regulatory regime would apply to transcontinental pipelines.

As you are aware, the gas pipeline regulatory package that is currently before MCE is very important to the proposed Papua New Guinea (PNG)-Queensland gas pipeline. This project is economically significant both for Australia and for PNG. The decision underpinning this package was taken in the national interest. I do not regard this decision as tilting the playing field against a potentially viable domestic pipeline proposal from Western Australia. I am pleased to be able to inform you that all other jurisdictions have also voted in supported of the proposed gas access arrangements.

Since 1997 the National Gas Access Code has provided a uniform national framework to facilitate a competitive domestic market for natural gas. The proposed changes to the code will strengthen this framework and provide a supportive regulatory environment in which business can undertake long-term infrastructure investment with certainty.

I very much appreciate your concerns relating to a possible transcontinental gas pipeline. Although any decision to pursue a transcontinental pipeline proposal will need to be a commercial one, the Commonwealth Government will be prepared to assess the regulatory arrangements in the event that a commercially viable proposal to construct a transcontinental pipeline was to emerge having in mind the desirability of a competitive domestic gas market.

I am providing a copy of this letter to all Premiers and Chief Ministers as well as to the Treasurer and the Minister for Industry, Tourism and Resources.

Yours sincerely

(John Howard)

South Australia

Gas Pipelines Access (South Australia) (Greenfields Pipeline Incentives) Amendment Bill 2006

A BILL FOR

An Act to amend the *Gas Pipelines Access (South Australia) Act 1997*.

Contents

The Parliament of South Australia enacts as follows:

Part 1—Preliminary

1—Short title

This Act may be cited as the *Gas Pipelines Access (South Australia) (Greenfields Pipeline Incentives) Amendment Act 2006*.

5 ### 2—Commencement

This Act will come into operation on a day to be fixed by proclamation.

3—Amendment provisions

In this Act, a provision under a heading referring to the amendment of a specified Act amends the Act so specified.

Part 2—Amendment of *Gas Pipelines Access (South Australia) Act 1997*

4—Amendment of section 10—Power to make regulations for the Gas Pipelines Access Law

5 Section 10(1)—delete subsection (1) and insert:

(1) The Governor may make regulations—

(a) contemplated by the *Gas Pipelines Access Law*; or

(b) for or with respect to any matter or thing necessary to be prescribed to give effect to the *Gas Pipleines Access Law*.

10 5—Amendment of Schedule 1—Third party access to natural gas pipelines

(1) Schedule 1, Part 1, section 2, definition of ***civil penalty provision***—delete the definition and insert:

civil penalty provision means—

(a) section 13, section 13V(3) or section 40; or

15 (b) a provision of the Code that, under the regulations, is a civil penalty provision for the purposes of this Law;

(2) Schedule 1— after section 13, insert:

Part 3A—Greenfields pipeline incentives

Division 1—Preliminary

20 13A—Definitions

(1) In this Part, unless the contrary intention appears—

Australia's adjacent areas means areas that are declared under section 5A of the *Petroleum (Submerged Lands) Act 1967 (Cwth)* to be adjacent to States, Territories and other parts of Australia;

25 ***binding no-coverage determination*** means a determination under Division 2;

commission—a pipeline is commissioned when the pipeline is first used for the haulage of gas, on a commercial basis, between a supplier and a user;

30 ***excluded infrastructure*** in relation to a pipeline means tanks, reservoirs, machinery, equipment or other infrastructure that forms part of the pipeline but is classified by regulation as excluded infrastructure for the purposes of this Part;

greenfields pipeline incentive means—

35 (a) a binding no-coverage determination; or

(b) a price regulation exemption;

greenfields pipeline project means a project for the construction of a pipeline that is to be—

(a) structurally separate from any existing pipeline (whether or not it is to traverse a route different from the route of an existing pipeline); or

(b) a major extension of an existing pipeline that is not a covered pipeline; or

(c) a major extension of a covered pipeline to which the access arrangement for the covered pipeline will not apply;

international pipeline means a pipeline for the haulage of gas from a source beyond the outer limits of Australia's adjacent areas (the ***foreign source***) to Australia;

limited access arrangement means an access arrangement without provision for price or revenue regulation but (subject to any exclusion or modification made by regulation) dealing with all other matters for which the Code requires provision to be made in an access arrangement;

national gas objective—see section 13B;

pipeline means a pipeline (as defined in Part 1)—

(a) that is an international pipeline; or

(b) that is classified under this Law as a transmission pipeline or a distribution pipeline;

pipeline description for a pipeline means the description of the pipeline—

(a) as given in the application for a greenfields pipeline incentive for the pipeline; or

(b) if that description has been amended under Division 4—the description as amended;

price or revenue regulation means regulation of—

(a) the prices at which pipeline services are to be provided; or

(b) the revenue to be derived from the provision of pipeline services,

(but does not include the provision against price discrimination that is to be included in a limited access arrangement under section 13U);

price regulation exemption means an exemption under Division 3;

relevant Minister means—

(a) in relation to an international pipeline—the Commonwealth Minister;

(b) in relation to a pipeline (other than an international pipeline) classified as a transmission or a distribution pipeline—the Minister to whom responsibility is assigned under this Law for deciding whether the pipeline should be, or should cease to be, a covered pipeline.

(2) An international pipeline is, for the purposes of this Law, a transmission pipeline.

(3) Words and expressions used in the Code have, unless the contrary intention appears, the same respective meanings in this Part.

13B—National gas objective

(1) The national gas objective is to promote efficient investment in, and efficient operation and use of, natural gas services for the long term interests of consumers of natural gas with respect to price, quality, safety, reliability and security of supply of natural gas.

(2) The above legislative statement of the national gas objective is made for the purposes (and only for the purposes) of this Part and no general intention to reform the objectives or purposes of this Law is to be inferred from it.

13C—Pipeline coverage criteria

For the purposes of this Part, the pipeline coverage criteria are as follows—

(a) that access (or increased access) to services to be provided by means of the pipeline would promote a material increase in competition in at least one market (whether or not in Australia), other than the market for services to be provided by means of the pipeline;

(b) that it would be uneconomic for anyone to develop another pipeline to provide the services to be provided by means of the pipeline;

(c) that access (or increased access) to the services to be provided by means of the pipeline could be provided without undue risk to human health or safety;

(d) that access (or increased access) to the services to be provided by means of the pipeline would not be contrary to the public interest.

Division 2—Binding no-coverage determinations

Subdivision 1—Application

13D—Application for binding no-coverage determinations for proposed pipelines

5 (1) If a greenfields pipeline project for construction of a pipeline is proposed, or has commenced, a person proposing to provide services by means of the pipeline may, before the pipeline is commissioned, apply for a determination (a ***binding no-coverage determination***) exempting the pipeline from coverage.

10 (2) If a price regulation exemption has been granted for an international pipeline, an application for a binding no-coverage determination for the pipeline may be made by the service provider (or prospective service provider)—

(a) before the pipeline is commissioned; or

15 (b) after the pipeline is commissioned but before the term of the price regulation exemption comes to an end.

(3) An application for a binding no-coverage determination is to be made to the NCC.

(4) An application for a binding no-coverage determination must—

20 (a) include a description of the pipeline (the ***pipeline description***); and

(b) specify whether the pipeline is—

(i) an international pipeline; or

25 (ii) a transmission pipeline (other than an international pipeline); or

(iii) a distribution pipeline; and

(c) contain any information, or be accompanied by any document, that is prescribed by Regulation.

(5) The pipeline description—

30 (a) must contain the details required under the regulations; but

(b) need not describe, or include details of, excluded infrastructure.

13E—Notification of relevant Minister

35 When the NCC receives an application for a binding no-coverage determination, it must, without delay, notify the relevant Minister of receipt of the application.

Subdivision 2—Investigation and recommendation by NCC

13F—General principles governing the NCC's recommendations on applications for binding no-coverage determinations

(1) In framing a draft or final recommendation on an application for a binding no-coverage determination, the NCC—

(a) must give effect to the pipeline coverage criteria; and

(b) in deciding whether or not the pipeline coverage criteria are satisfied—

(i) must have regard to the national gas objective; and

(ii) must have regard to relevant submissions and comments made in response to an invitation under this Subdivision within the time allowed for submissions and comments.

(2) The NCC gives effect to the pipeline coverage criteria as follows:

(a) if the NCC is satisfied that all the pipeline coverage criteria are satisfied in relation to the pipeline—the recommendation must be against making a binding no-coverage determination;

(b) if the NCC is not satisfied that all the pipeline coverage criteria are satisfied in relation to the pipeline—the recommendation must be in favour of making a binding no-coverage determination.

13G—Notice of application

(1) The NCC must, within 14 days after receiving an application for a binding no-coverage determination, publish a notice in a newspaper circulating generally throughout Australia and on its website.

(2) The notice must—

(a) notify receipt of the application; and

(b) include a short description of the pipeline accompanied by a reference to a website at which the relevant pipeline description can be inspected; and

(c) invite submissions and comments within 21 days from the date of the notice.

(3) The NCC is not obliged to give notice of an application under this section if, within 14 days after receiving the application, the NCC rejects the application on the ground—

(a) that the applicant has failed to provide the information and materials required under this Part; or

(b) that the application is frivolous or vexatious.

(4) A decision under subsection (3) to reject an application must—

(a) set out the reasons for the decision; and

(b) be given to the applicant without delay.

13H—Draft recommendation

5 (1) The NCC must prepare a draft recommendation within 42 days after giving notice under section 13G.

(2) The draft recommendation must—

(a) be in writing; and

10 (b) contain a short description of the pipeline accompanied by a reference to a website at which the relevant pipeline description can be inspected; and

(c) state the terms of the proposed recommendation and the reasons for it; and

15 (d) contain any other information that is prescribed by the Regulations.

13I—Publication of draft recommendation and invitation to make submissions and comments

(1) The NCC must, without delay—

(a) give copies of the draft recommendation to—

20 (i) the applicant; and

(ii) the AEMC; and

(iii) the relevant Regulator; and

(b) publish the draft recommendation on the NCC's website; and

25 (c) make the draft recommendation available for inspection during business hours at the offices of the NCC.

(2) The NCC must publish, on its website and in a newspaper circulating throughout Australia, notice of the draft recommendation inviting written submissions and comments on the draft recommendation

30 within 14 days after publication of the notice.

13J—Consideration of submissions and comments and making of final recommendation

(1) The NCC must, within 28 days after the end of the period allowed for making submissions and comments on the draft recommendation,

35 consider all submissions and comments made within the time allowed, and make its final recommendation.

(2) The final recommendation must—

(a) be in writing; and

(b) contain a short description of the pipeline accompanied by a reference to a website at which the relevant pipeline description can be inspected; and

(c) state the terms of the proposed recommendation and the reasons for it; and

(d) contain any other information that is prescribed by the Regulations.

(3) The NCC must, without delay—

(a) deliver the final recommendation to the relevant Minister; and

(b) give copies of the final recommendation to—

(i) the applicant; and

(ii) the AEMC; and

(iii) the relevant Regulator; and

(c) publish the final recommendation on the NCC's website; and

(d) make the final recommendation available for inspection during business hours at the offices of the NCC.

Subdivision 3—Ministerial determination of the application

13K—Minister's decision on application

(1) The relevant Minister must, within 42 days of receiving the NCC's recommendation, decide whether or not to make a binding no-coverage determination.

(2) In deciding whether to make a binding no-coverage determination, the relevant Minister—

(a) must give effect to the pipeline coverage criteria; and

(b) in deciding whether or not the pipeline coverage criteria are satisfied in relation to the pipeline—

(i) must have regard to the national gas objective; and

(ii) must have regard to (but is not bound by) the NCC's recommendation; and

(iii) may take into account any relevant submissions and comments made to the NCC under Subdivision 2.

(3) The relevant Minister gives effect to the pipeline coverage criteria as follows:

(a) if the Minister is satisfied that all the pipeline coverage criteria are satisfied in relation to the pipeline—the Minister must not make a binding no-coverage determination;

(b) if the Minister is not satisfied that all the pipeline coverage criteria are satisfied in relation to the pipeline—the Minister must make a binding no-coverage determination.

(4) A binding no-coverage determination must—

5 (a) be in writing; and

(b) contain a short description of the pipeline the subject of the determination, accompanied by a reference to a website at which the relevant pipeline description can be inspected; and

(c) set out the relevant Minister's reasons for the determination.

10 **13L—Effect of determination**

(1) A binding no-coverage determination remains in force for a period of 15 years from the commissioning of the pipeline.

(2) An application for coverage of a pipeline to which a binding no-coverage determination applies can only be made before the end of 15 the period for which the determination remains in force if the coverage sought in the application is to commence from, or after, the end of that period.

13M—Consequences of Minister deciding against making a binding no-coverage determination for international 20 pipeline

(1) If—

(a) the Commonwealth Minister decides against making a binding no-coverage determination for an international pipeline; and

25 (b) the applicant asks the Commonwealth Minister to treat the application as an application for a price regulation exemption,

the Commonwealth Minister may treat the application as an application for a price regulation exemption under Division 3.

30 (2) If the Commonwealth Minister decides to treat an application for a binding no-coverage determination as an application for a price regulation exemption, the Commonwealth Minister may—

(a) refer the application back to the NCC for a recommendation; or

35 (b) proceed to determine the application without a further recommendation from the NCC.

Division 3—Price regulation exemptions

Subdivision 1—Application for price regulation exemption

13N—Application for price regulation exemption

(1) If a greenfields pipeline project for construction of an international pipeline is proposed, or has commenced, a person proposing to provide services by means of the international pipeline may, before the pipeline is commissioned, apply for a price regulation exemption for the pipeline.

(2) The application is to be made to the NCC.

(3) An application for a price regulation exemption must—

(a) include a description of the international pipeline (the ***pipeline description***); and

(b) contain any information, or be accompanied by any document, that is prescribed by Regulation.

(4) The pipeline description—

(a) must contain the details required under the regulations; but

(b) need not describe, or include details of, excluded infrastructure.

13O—Notification of Commonwealth Minister

When the NCC receives an application for a price regulation exemption, it must, without delay, notify the Commonwealth Minister of receipt of the application.

Subdivision 2—Investigation and recommendation by NCC

13P—General principle governing NCC's recommendation

(1) In framing its recommendation on an application for a price regulation exemption, the NCC must weigh the benefits to the public of granting the exemption against the detriments to the public.

(2) In doing so, the NCC—

(a) must have regard to the national gas objective with particular reference to—

(i) the implications of the exemption for relevant markets (including the effect on market power); and

(ii) other possible effects on the public interest; and

(b) may have regard to any other relevant matter.

13Q—Invitation of submissions and comments

(1) The NCC must publish a notice in a newspaper circulating generally throughout Australia and on its website.

(2) The notice must—

(a) notify receipt of the application; and

(b) include a short description of the pipeline accompanied by a reference to a website at which the relevant pipeline description can be inspected; and

(c) invite submissions and comments within a specified period from the the date of the notice.

(3) The NCC is not obliged to give notice of an application under this section if the NCC rejects the application on the ground—

(a) that the applicant has failed to provide the information and materials required under this Part; or

(b) that the application is frivolous or vexatious.

(4) A decision under subsection (3) to reject an application must—

(a) set out the reasons for the decision; and

(b) be given to the applicant without delay.

13R—NCC's duty to make recommendation within 42 days

(1) The NCC must within 42 days after receipt of an application for a price regulation exemption make a recommendation to the Commonwealth Minister on the application.

(2) As soon as practicable after delivering the recommendation to the Commonwealth Minister, the NCC must—

(a) give copies of the recommendation to—

(i) the applicant; and

(ii) the AEMC; and

(iii) the ACCC; and

(b) publish the recommendation on the NCC's website; and

(c) make the recommendation available for inspection during business hours at the offices of the NCC.

Subdivision 3—Making and effect of price regulation exemption

13S—Making of price regulation exemption

(1) The Commonwealth Minister must, within 14 days after receiving the NCC's recommendation, decide whether or not to make a price regulation exemption.

(2) In deciding whether to make a price regulation exemption, the Commonwealth Minister must weigh the benefits to the public of granting the exemption against the detriments to the public.

(3) In doing so, the Commonwealth Minister—

(a) must have regard to the national gas objective with particular reference to—

(i) the implications of the exemption for relevant markets (including the effect on market power); and

(ii) other possible effects of the exemption on the public interest; and

(b) must have regard to (but is not bound by) the NCC's recommendation; and

(c) may take into account any relevant submissions and comments made to the NCC under Subdivision 2; and

(d) may have regard to any other relevant matter.

(4) A price regulation exemption must—

(a) be in writing; and

(b) include a short description of the pipeline the subject of the determination accompanied by a reference to a website at which the relevant pipeline description may be inspected; and

(c) set out the Commonwealth Minister's reasons for the determination.

13T—Effect of price regulation exemption

(1) If a price regulation exemption is granted, then for a period of 15 years from the commissioning of the pipeline, the services provided by means of the pipeline are not subject to price or revenue regulation.

(2) A price regulation exemption is, however, ineffective unless a limited access arrangement, approved by the ACCC, is in force in relation to the relevant pipeline.

(3) If, while a price regulation exemption remains in force, the Commonwealth Minister makes a binding no-coverage determination for the pipeline, the binding no-coverage determination supersedes the price regulation exemption and remains in force for the balance of the period for which the exemption was granted.

(4) An application for coverage of a pipeline to which a price regulation exemption applies can only be made before the end of the period of exemption if the coverage sought in the application is to commence from, or after, the end of that period.

13U—Limited access arrangement

(1) The service provider—

(a) must, within 90 days after the grant of a price regulation exemption, submit a proposed limited access arrangement to the ACCC for approval; and

(b) may, at any time after the approval of a limited access arrangement, submit a proposed amendment to the limited access arrangement for approval.

(2) When the ACCC receives a proposed limited access arrangement, or a proposed amendment to a limited access arrangement, for approval, the ACCC must proceed as follows:

(a) the ACCC must publish the proposed limited access arrangement, or the proposed amendment, on its website together with an invitation to the public to make submissions and comments on the proposal within 21 days after the date of the invitation; and

(b) the ACCC must consider the submissions and comments made in response to the invitation within the time allowed and publish on its website a draft decision on the proposal together with a further invitation to the public to make submissions and comments on the draft decision within 14 days from the date of the invitation; and

(c) the ACCC must then make a final decision on the proposal and may in its final decision—

(i) in the case of a proposed limited access arrangement—approve the limited access arrangement with or without amendment;

(ii) in the case of a proposed amendment to a limited access arrangement—amend the limited access arrangement in accordance with the proposed amendment or in some other way acceptable to the service provider, or reject the proposed amendment; and

(d) the ACCC must then publish its final decision, and the reasons for it, on its website.

(3) Subsections (1) and (2) operate to the exclusion of the provisions and procedures of the Code for the approval, amendment and review of access arrangements (except sections 2.24 and 2.25 of the Code).

(4) A limited access arrangement is to contain no provision for price or revenue regulation.

(5) A limited access arrangement must, however, contain an undertaking, on the part of the service provider, not to engage in price discrimination unless the price discrimination—

(a) is conducive to efficient service provision; or

(b) can be justified on some other rational economic basis.

(6) Subject to subsection (7), a dispute about access to a pipeline to which a price regulation exemption applies may be dealt with under Part 6 of the Code in the same way as a dispute about access to a covered pipeline.

(7) An access dispute cannot, however, be resolved by arbitration on terms—

(a) fixing the price at which services are to be provided by the service provider; or

5 (b) limiting the revenue to be derived by the service provider from the provision of services.

13V—Other obligations to which the service provider is subject

(1) The service provider for a pipeline to which a price regulation exemption applies is subject to the following provisions as if the
10 pipeline were a covered pipeline:

(a) Section 13 (Preventing or hindering access);

(b) Part 4 of the Code (Ring fencing arrangements);

(c) Part 5 of the Code (Information and Timelines for Negotiation);

15 (d) Sections 7.1 to 7.6 of the Code (Approval required for associate contracts).

(2) A price regulation exemption is subject to the following conditions:

(a) the service provider must not engage in price discrimination contrary to the undertaking contained in the service
20 provider's limited access arrangement; and

(b) the service provider must maintain a register of spare capacity; and

(c) the service provider's limited access arrangement and the register of spare capacity are to be accessible on the service
25 provider's website; and

(d) the service provider—

(i) must, as and when required by the ACCC or the Commonwealth Minister, provide information requested by the ACCC or the Commonwealth
30 Minister on access negotiations and the result of access negotiations; and

(ii) must report annually to the ACCC and the Commonwealth Minister on access negotiations and the result of access negotiations.

35 (3) A service provider must ensure compliance with conditions to which the exemption is subject.

Division 4—Provisions of general application to greenfields pipeline incentives

Subdivision 1—Extended or modified application of greenfields pipeline incentive

13W—Requirement for conformity between pipeline description and pipeline as constructed

(1) Subject to this Subdivision—

(a) a greenfields pipeline incentive applies to the pipeline as described in the relevant pipeline description; and

(b) if the pipeline, as constructed, differs from the pipeline as described in the pipeline description, the incentive does not attach to the pipeline and the service provider is not entitled to its benefit.

(2) In determining whether a pipeline, as constructed, differs from the relevant pipeline description, excluded infrastructure is not to be taken into account.

13X—Power of relevant Minister to amend pipeline description

(1) The relevant Minister may, on application by the service provider for a pipeline for which a greenfields pipeline incentive has been granted, amend the relevant pipeline description.

(2) An amendment cannot, however, be made under this section after the pipeline has been commissioned.

(3) The relevant Minister—

(a) may refer an application for amendment to a pipeline description to the NCC for advice; and

(b) if the amendment sought involves a substantial change to the pipeline description as it currently exists—must refer the application to the NCC for advice.

(4) In framing its advice to the relevant Minister, the NCC must have regard to the criteria that were relevant to the grant of the greenfields pipeline incentive.

(5) In deciding whether to make the amendment sought, the relevant Minister—

(a) must have regard to the criteria that were relevant to the grant of the greenfields pipeline incentive; and

(b) if the application has been referred to the NCC for advice—must consider (but is not bound by) the NCC's advice.

Subdivision 2—Early termination of greenfields pipeline incentive

13Y—Greenfields pipeline incentive may lapse

(1) A greenfields pipeline incentive lapses if the pipeline for which it was granted is not commissioned within 3 years after the incentive was granted.

(2) The regulations may, in a particular case, extend the period of 3 years referred to in subsection (1).

13Z—Revocation by consent

The relevant Minister may, at the request of the service provider, revoke a greenfields pipeline incentive.

13ZA—Revocation for misrepresentation

The relevant Minister may, on application by the relevant Regulator, revoke a greenfields pipeline incentive on the ground that—

(a) the applicant misrepresented a material fact on the basis of which the application was granted; or

(b) the applicant failed to disclose material information that the applicant was required to disclose.

13ZB—Exhaustive provision for termination of greenfields pipeline incentive

A greenfields pipeline incentive does not terminate, and cannot be revoked, before the end of its term except as provided in this Part.

(3) Schedule 1, Part 6, section 38(13)—after paragraph (a) insert:

(ab) to grant, or to refuse, a binding no-coverage determination in relation to a pipeline under Part 3A;

media release

May 9, 2005 2006

Regulatory certainty for PNG pipeline

The Australian Gas Light Company (AGL) today welcomed the announcement by the Ministerial Council on Energy (MCE) on the *National Gas Pipelines Access Regime* as a significant and positive development for the Australian component of the proposed Papua New Guinea (PNG) to Australia natural gas pipeline.

The MCE today announced the legislative and regulatory framework that will be put in place for greenfields gas transmission pipelines[1] with the Bill expected to be introduced into the South Australian Parliament ~~this month~~. This follows a 2005 MCE policy position paper on options for a regulatory regime to underpin greenfields pipeline development in Australia as part of the reform of the Gas Access Regime under the Trade Practices Act 1974.

AGL Managing Director Paul Anthony said today's announcement provided certainty on Federal and State Government policy and was a significant step in the development of the proposed PNG to Australia pipeline.

"The policy leadership of the Federal Industry and Resources Minister as well as all State Energy Ministers in reaching this important decision will create long term national benefits for both Australia and PNG", Mr Anthony said.

"The announcement facilitates the setting of tariffs on the Australian component of the pipeline through commercial forces for the first 15 years of the pipeline's operations rather than by a regulatory process.

"All buyers of PNG gas will benefit from the arrangements requiring the pipeline to provide open access and non-discriminatory pricing. This underpins the ability of PNG gas to provide an alternative source of competitively priced energy to growth markets in Queensland and the Northern Territory as well as the established markets of NSW, Victoria and South Australia.

"Recent announcements such as AGL's first sale of PNG gas to NRG Flinders in South Australia[2] demonstrate the growing awareness of the importance of PNG gas in providing competitively priced energy supplies to Eastern Australia," Mr Anthony added.

Mr Anthony added that the MCE's decision was consistent with the original third party access arrangements for the PNG pipeline which were established through a process of the Australian Competition and Consumer Commission (ACCC) and the Queensland Government in 1998.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: +61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: +61 (0) 412 020 711
Email: gthompson@agl.com.au

---

[1] See MCE Communique, 9 May 2006, www.mce.gov.au

[2] See AGL Media Release 9 February 2006, entitled "First PNG gas sales to NRG Flinders"

Ministerial Council on Energy

Energy Market Reform Bulletin No. XX

Release of the MCE Response to the Productivity Commission Review of the Gas Access Regime

The Ministerial Council on Energy (MCE) today announced the release of its response to the Productivity Commission Review of the Gas Access Regime. This follows extensive consultation in 2005. The response has been posted on the MCE website.

The response contains key policy decisions which will be incorporated in the new National Gas Law and National Gas Rules. In accordance with the Productivity Commission's key recommendations, the following changes will be made to the Gas Access Regime:

- an overarching objects clause will be introduced to clarify the regime's objectives;
- changes will be made to the regime's scope to align it with the National Access Regime; and
- a light handed regulatory option will be introduced.

The MCE also wishes to highlight that two incentives to encourage investment in new pipeline infrastructure will be implemented. The first of these is a binding no-coverage ruling, as recommended by the Productivity Commission, which may be granted by the relevant Minister following a recommendation by the National Competition Council. The second is a price regulation exemption which may be granted by the Commonwealth Minister to international transmission pipelines which bring foreign gas to Australia.

In addition to the implementation of the full package of reforms in the National Gas Law and Rules, these incentive arrangements are being introduced to the South Australian Parliament as amendments to Schedule 1 of the existing *Gas Pipelines Access (South Australia) Act*. This will enable their uptake by market participants in a more timely manner ahead of the commencement of the National Gas Law.

MCE consideration of a number of matters in the response has been further informed through the Expert Panel advising on a model to achieve a common approach to revenue and network pricing across the energy market. Final policy outcomes of these matters will be contained in the full legislative package, the exposure draft of which will be released shortly.

MCE Standing Committee of Officials
8 May 2006

72 Christie Street
St Leonards NSW 2065
AUSTRALIA

Locked Bag 1837
St Leonards NSW 2065
AUSTRALIA

media release

May 9, 2006

Regulatory certainty for PNG pipeline

The Australian Gas Light Company (AGL) today welcomed the announcement by the Ministerial Council on Energy (MCE) on the *National Gas Pipelines Access Regime* as a significant and positive development for the Australian component of the proposed Papua New Guinea (PNG) to Australia natural gas pipeline.

The MCE today announced the legislative and regulatory framework that will be put in place for greenfields gas transmission pipelines[1] with the Bill expected to be introduced into the South Australian Parliament shortly. This follows a 2005 MCE policy position paper on options for a regulatory regime to underpin greenfields pipeline development in Australia as part of the reform of the Gas Access Regime under the Trade Practices Act 1974.

AGL Managing Director Paul Anthony said today's announcement provided certainty on Federal and State Government policy and was a significant step in the development of the proposed PNG to Australia pipeline.

"The policy leadership of the Federal Industry and Resources Minister as well as all State Energy Ministers in reaching this important decision will create long term national benefits for both Australia and PNG", Mr Anthony said.

"The announcement facilitates the setting of tariffs on the Australian component of the pipeline through commercial forces for the first 15 years of the pipeline's operations rather than by a regulatory process.

"All buyers of PNG gas will benefit from the arrangements requiring the pipeline to provide open access and non-discriminatory pricing. This underpins the ability of PNG gas to provide an alternative source of competitively priced energy to growth markets in Queensland and the Northern Territory as well as the established markets of NSW, Victoria and South Australia.

"Recent announcements such as AGL's first sale of PNG gas to NRG Flinders in South Australia[2] demonstrate the growing awareness of the importance of PNG gas in providing competitively priced energy supplies to eastern Australia," Mr Anthony added.

Mr Anthony added that the MCE's decision was consistent with the original third party access arrangements for the PNG pipeline which were established through a process of the Australian Competition and Consumer Commission (ACCC) and the Queensland Government in 1998.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: +61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: +61 (0) 412 020 711
Email: gthompson@agl.com.au

Energy Market Reform
MCE EMR Bulletin No. 61

[1] See ~~MCE Communique~~, 9 May 2006, ~~www.mce.gov.au~~

[2] See AGL Media Release 9 February 2006, entitled "First PNG gas sales to NRG Flinders"

Ministerial Council on Energy

Energy Market Reform Bulletin No. 61

Release of the MCE Response to the Productivity Commission Review of the Gas Access Regime

The Ministerial Council on Energy (MCE) today announced the release of its response to the Productivity Commission Review of the Gas Access Regime. This follows extensive consultation in 2005. The response has been posted on the MCE website.

The response contains key policy decisions which will be incorporated in the new National Gas Law and National Gas Rules. In accordance with the Productivity Commission's key recommendations, the following changes will be made to the Gas Access Regime:

- an overarching objects clause will be introduced to clarify the regime's objectives;
- changes will be made to the regime's scope to align it with the National Access Regime; and
- a light handed regulatory option will be introduced.

The MCE also wishes to highlight that two incentives to encourage investment in new pipeline infrastructure will be implemented. The first of these is a binding no-coverage ruling, as recommended by the Productivity Commission, which may be granted by the relevant Minister following a recommendation by the National Competition Council. The second is a price regulation exemption which may be granted by the Commonwealth Minister to international transmission pipelines which bring foreign gas to Australia.

In addition to the implementation of the full package of reforms in the National Gas Law and Rules, these incentive arrangements are being introduced to the South Australian Parliament as amendments to Schedule 1 of the existing *Gas Pipelines Access (South Australia) Act*. This will enable their uptake by market participants in a more timely manner ahead of the commencement of the National Gas Law.

MCE consideration of a number of matters in the response has been further informed through the Expert Panel advising on a model to achieve a common approach to revenue and network pricing across the energy market. Final policy outcomes of these matters will be contained in the full legislative package, the exposure draft of which will be released shortly.

MCE Standing Committee of Officials
9 May 2006



Deane Russell
08/05/2006 05:43 PM

To: Libby Joyner/AU1/AGL@AGL, Jane Counsel/AU1/AGL@AGL
cc: Jane McAloon/AU1/AGL@AGL
Subject: MCE announcement tomorrow

around 9am on tues the MCE will be issuing their announcement on greenfields. Could i ask that you keep an eye on this for me and set in place the ASX announcement and the AGL web site material after we receive the MCE communique....i will be on the mobile if needed.....the approved release is attached......deano

Deane Russell
General Manager External Affairs
AGL
02 9921 2336
04 02 06 05 28

----- Forwarded by Deane Russell/AU1/AGL on 08/05/2006 05:40 PM -----

Jane McAloon
08/05/2006 04:28 PM

To: Ross Gersbach/AU1/AGL@AGL, Mike Moraza/AU1/AGL@AGL, Julian Peck/AU1/AGL@AGL, David Pringle/AU1/AGL@AGL, Robert Wiles/AU1/AGL@AGL, Michael Fraser/AU1/AGL@AGL, Phil James - Retail/AU1/AGL@AGL, Mark Harper/AU1/AGL@AGL, Greg Hayes/AU1/AGL@AGL, Deane Russell/AU1/AGL@AGL, Jane Counsel/AU1/AGL@AGL, cato@catocounsel.com.au, Gareth Bennett/AU1/AGL@AGL, Judy Douglas/AU1/AGL@AGL, Noel Lean/AU1/AGL@AGL, Sam Pearce/AU1/AGL@AGL, Craig Evans/AU1/AGL@AGL, Tiernan O'Rourke/AU1/AGL@AGL, Paul McWilliams/AU1/AGL@AGL, Graeme Thompson/AU1/AGL@AGL, Paul Ashby/AU1/AGL@AGL
cc:
Subject:

Dear All

Here is the final media release which will be sent as soon as the MCE communique is released. Deane is trying to convince the Govt to defer the release to tomorrow morning (not tonight - which is too late).

We have sighted the communique and confirmed our release is consistent.

Cheers Jane



Regulatory certainty for PNG Pipeline 09 05 06

Jane McAloon
Group Manager, Corporate & External Services
Tel: 02 9921 2349
Fax: 02 9921 2552
Mob: 0419 447 384
AGL, 72 Christie Street St Leonards NSW 2065

AUSTRALIA AUSTRALIA

media release

May 9, 2005 2006

Regulatory certainty for PNG pipeline

The Australian Gas Light Company (AGL) today welcomed the announcement by the Ministerial Council on Energy (MCE) on the *National Gas Pipelines Access Regime* as a significant and positive development for the Australian component of the proposed Papua New Guinea (PNG) to Australia natural gas pipeline.

The MCE today announced the legislative and regulatory framework that will be put in place for greenfields gas transmission pipelines[1] with the Bill expected to be introduced into the South Australian Parliament this month. This follows a 2005 MCE policy position paper on options for a regulatory regime to underpin greenfields pipeline development in Australia as part of the reform of the Gas Access Regime under the Trade Practices Act 1974.

AGL Managing Director Paul Anthony said today's announcement provided certainty on Federal and State Government policy and was a significant step in the development of the proposed PNG to Australia pipeline.

"The policy leadership of the Federal Industry and Resources Minister as well as all State Energy Ministers in reaching this important decision will create long term national benefits for both Australia and PNG", Mr Anthony said.

"The announcement facilitates the setting of tariffs on the Australian component of the pipeline through commercial forces for the first 15 years of the pipeline's operations rather than by a regulatory process.

"All buyers of PNG gas will benefit from the arrangements requiring the pipeline to provide open access and non-discriminatory pricing. This underpins the ability of PNG gas to provide an alternative source of competitively priced energy to growth markets in Queensland and the Northern Territory as well as the established markets of NSW, Victoria and South Australia.

"Recent announcements such as AGL's first sale of PNG gas to NRG Flinders in South Australia[2] demonstrate the growing awareness of the importance of PNG gas in providing competitively priced energy supplies to Eastern Australia," Mr Anthony added.

Mr Anthony added that the MCE's decision was consistent with the original third party access arrangements for the PNG pipeline which were established through a process of the Australian Competition and Consumer Commission (ACCC) and the Queensland Government in 1998.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: +61 2 9921 2352
Mobile: +61 (0) 416 275 273
Email: jcounsel@agl.com.au

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: +61 2 9921 2789
Mobile: +61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] See MCE Communique, 9 May 2006, www.mce.gov.au
[2] See AGL Media Release 9 February 2006, entitled "First PNG gas sales to NRG Flinders"

Robert Wiles

09/05/2006 10:08 AM

To: Libby Joyner/AU1/AGL@AGL
cc: David Pringle/AU1/AGL@AGL, Deane Russell/AU1/AGL@AGL, Jane Counsel/AU1/AGL@AGL, Jane McAloon/AU1/AGL@AGL, Julian Peck/AU1/AGL@AGL, Paul McWilliams/AU1/AGL@AGL, Ross Gersbach/AU1/AGL@AGL
Subject: Re: MCE communique now attached

Hi all,

the MCE communique and the decision paper set out the greenfields provisions as expected - no last minute surprises thank goodness.

FYI the decision paper is a full MCE response to the PC's report on the Gas Access Regime. It is 30-plus pages in total of which only about three deal with the greenfields provisions.

cheers, Rob

Robert Wiles
AGL Regulation & Policy
02 9921 2585
0402 060 169


ASX

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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
333309 (66kb)	Delivered	09 May 2006 11:10	Jane McAloon	Regulatory certainty for PNG pipe
332979 (13MB)	Released	08-May-2006 12:24	Jane McAloon	AGL Target Statement 080506
332976 (16kb)	Error(4)*	08-May-2006 12:07	Jane McAloon	ASX Statement 08 05 06
332863 (4MB)	Released	08-May-2006 09:45	Jane McAloon	Letter to Shareholders 08 05 06
332635 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement
332634 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement ·
332631 (217kb)	Released	05-May-2006 18:07	Jane McAloon	Supplementary Bidders Statemer
332625 (46kb)	Released	05-May-2006 18:07	Jane McAloon	ASX Statement 05 05 06
332406 (3MB)	Released	05-May-2006 11:48	Jane McAloon	AGL Energy Positioned for Growt
331606 (58kb)	Released	03-May-2006 11:39	Jane McAloon	Joint study costs greenhouse gas
331364 (45kb)	Released	02-May-2006 16:53	Jane McAloon	ASX Announcement 02 05 06
331237 (9kb)	Released	02-May-2006 13:12	Jane McAloon	Appendix 3X 02 05 06
331236 (41kb)	Released	02-May-2006 13:08	Jane McAloon	ASX Statement 02 05 06
330641 (42kb)	Released	01-May-2006 09:47	Jane McAloon	ASX Announcement 01 05 06
328333 (1MB)	Released	26-Apr-2006 12:29	Jane McAloon	AGL and ALN Market Presentatic
328306 (69kb)	Released	26-Apr-2006 11:22	Jane McAloon	AGL infrastructure merger with Al
328259 (33kb)	Released	26-Apr-2006 10:09	Jane McAloon	Joint AGL and Alinta Announcem
328100 (7MB)	Released	24-Apr-2006 17:37	Jane McAloon	AGL Bidder s Statement

(1 to 18 of 331 announcements)

ISBN: 1 875262 11 3

ASX Six Questions

1. Can this document now be lodged at the ASX? Is it now final? Yes.
2. Do you want it placed on the internet? Yes.
3. Do you want it placed on the intranet? Yes.
4. Do you want it sent to Media? Yes.
5. Do you want it copied to Directors? Yes.
6. Do you want it sent to the other website? No.

9/01/06

11:00am


ASX

Status of Announcements

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* If an **Error** occurs, contact ASX on Tel: (02) 9227 0334 or fax your announcement on 1900 9
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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
333309 (66kb)	Released	09-May-2006 11:15	Jane McAloon	Regulatory certainty for PNG pipe
332979 (13MB)	Released	08-May-2006 12:24	Jane McAloon	AGL Target Statement 080506
332976 (16kb)	Error(4)*	08-May-2006 12:07	Jane McAloon	ASX Statement 08 05 06
332863 (4MB)	Released	08-May-2006 09:45	Jane McAloon	Letter to Shareholders 08 05 06
332635 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement
332634 (6MB)	Released	05-May-2006 18:17	Jane McAloon	Replacement Bidders Statement
332631 (217kb)	Released	05-May-2006 18:07	Jane McAloon	Supplementary Bidders Statemer
332625 (46kb)	Released	05-May-2006 18:07	Jane McAloon	ASX Statement 05 05 06
332406 (3MB)	Released	05-May-2006 11:48	Jane McAloon	AGL Energy Positioned for Growt
331606 (58kb)	Released	03-May-2006 11:39	Jane McAloon	Joint study costs greenhouse gas
331364 (45kb)	Released	02-May-2006 16:53	Jane McAloon	ASX Announcement 02 05 06
331237 (9kb)	Released	02-May-2006 13:12	Jane McAloon	Appendix 3X 02 05 06
331236 (41kb)	Released	02-May-2006 13:08	Jane McAloon	ASX Statement 02 05 06
330641 (42kb)	Released	01-May-2006 09:47	Jane McAloon	ASX Announcement 01 05 06
328333 (1MB)	Released	26-Apr-2006 12:29	Jane McAloon	AGL and ALN Market Presentatio
328306 (69kb)	Released	26-Apr-2006 11:22	Jane McAloon	AGL infrastructure merger with Al
328259 (33kb)	Released	26-Apr-2006 10:09	Jane McAloon	Joint AGL and Alinta Announcem
328100 (7MB)	Released	24-Apr-2006 17:37	Jane McAloon	AGL Bidder s Statement

(1 to 18 of 331 announcements)

ISBN: 1 875262 11 3


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/05/2006

TIME: 14:38:55

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL Bidder's Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

May 11, 2006

ASX Statement

In accordance with ASIC Class Order 01/1543, attached are copies of:

1 AGL's Bidder's Statement containing an offer dated 11 May 2006 in relation to AGL's off market bid for all of the ordinary shares in Alinta;

2 Acceptance Form; and

3 A covering letter to Alinta shareholders enclosed with AGL's Bidder's Statement.

The despatch of these documents to holders of Alinta shares has commenced today.

Jane McAloon
Company Secretary

AGL + Alinta

AGL wants you to join us in creating an even stronger future.


AGL

An offer to Alinta Shareholders from the Board of AGL.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

[illegible]

KEY DATES

[illegible]

HOW DO I ACCEPT THE OFFER

[illegible]

For Issuer sponsored holdings of Alinta Shares (Securityholder Reference Number beginning with "I")

[illegible]

For CHESS Holdings of Alinta Shares (Holder Identification Number beginning with "X")

[illegible]

[illegible]

IMPORTANT INFORMATION AND NOTICES

(a) Bidder's Statement

[illegible]

[illegible] May 2006 and includes in Section 8 an Offer dated [illegible] May 2006 to acquire all Your Alinta Shares.

This Bidder's Statement is a replacement bidder's statement [illegible] replaces the original bidder's statement that was lodged with ASIC on 24 April 2006.

(b) Australian Securities and Investments Commission

A copy of this Bidder's Statement was lodged with ASIC on [illegible] May 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Bidder's Statement.

(c) Offers outside Australia

[illegible] Alinta Shareholders you should note that [illegible] Offer is [illegible] of AGL [illegible] ASX. The Offer is subject [illegible] requirements applicable in Australia which are [illegible] applicable in other countries. The financial [illegible] in this Bidder's Statement have been prepared in accordance with AIFRS. These may not be directly comparable [illegible] statements in other countries. If you are a [illegible] Shareholder you should be aware that AGL may [illegible] Alinta Shares otherwise than pursuant to the Offer, such as in the open market or through privately negotiated purchases, [illegible] Corporations Act.

[illegible] Alinta Shareholder you will not be entitled to receive AGL Shares [illegible] acceptance of the Offer. If you accept the Offer [illegible] you will receive the [illegible] AGL Shares to which [illegible] Section 8.6.

This Bidder's Statement does not constitute an offer to issue [illegible] such securities [illegible] would be [illegible].

(d) Important notice to US shareholders

[illegible] Offer [illegible] in accordance with IFRS which may not be comparable to generally accepted accounting standards in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since the issuer is located outside of the US and some or all of its officers and directors are located outside of the US. You may not be able to sue a non-US company or its officers or directors [illegible] US securities [illegible]

laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to the judgment of a US court.

You should be aware that AGL may purchase Alinta Shares otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Bidder's Statement will be furnished to the US Securities and Exchange Commission but will not be reviewed by it. This Bidder's Statement will not be filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offense in the US.

The securities referred to in this Bidder's Statement have not been and will not be registered under the US Securities Act of 1933 (Securities Act), as amended, or under the securities laws of any jurisdiction of the US and therefore may not be offered or sold in the US without registration or an applicable exemption from the registration requirements of the Securities Act.

(e) Disclosure regarding forward looking statements

The Bidder's Statement includes certain forward looking statements. As such statements relate to future matters, they are subject to inherent risks and uncertainties. These risks and uncertainties include factors and risks specific to the industries in which AGL and Alinta operate, including those risks described in Section [illegible], as well as matters such as general economic conditions, many of which are outside the control of AGL and its directors. These factors may cause the actual results, performance or achievements of AGL, Alinta or the Merged Group to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. The past performance of AGL and Alinta is not a guarantee of future performance.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist you in assessing the Offer. The forecast financial information and other forward looking statements are based on information available to AGL at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 5.

(f) Pro forma financial information

[illegible]

(g) Investment decisions

[illegible]

(h) Implied value

[illegible] Sections 5.2 and [illegible]

(i) Defined terms and interpretation

Unless otherwise noted, capitalised terms and certain abbreviations used in this Bidder's Statement are defined in the Glossary in Section [illegible]. That Section also sets out certain rules of interpretation which apply to this Bidder's Statement. [illegible]

Contents









Chairman's Letter



5 May 2006

Dear Alinta Shareholder,

AGL invites Alinta Shareholders to join us in future growth and success

AGL is seeking to merge with Alinta to deliver increased value to both Alinta and AGL shareholders. You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

Consistent with AGL's long term plans for growth, AGL proposes once AGL and Alinta have merged, to then demerge into two separate and more valuable companies – one focussed on the energy business and the other focussed on the infrastructure business.

This statement provides information regarding AGL's Offer to Alinta Shareholders. **To ACCEPT AGL's Offer, follow the instructions on the enclosed acceptance form.**

Join Australia's largest energy and infrastructure company

AGL has a long term view about energy supplies because energy underpins the whole Australian economy. We have played and continue to play an important role in meeting the energy needs of Australians.

We have a long heritage over 168 years of delivering sustained and continued growth for AGL and its shareholders. This growth and strong performance has been the result of carefully considered plans and sound and trustworthy management. We have also learnt many valuable lessons about how to run Australia's largest energy business.

AGL is now Australia's leading energy and infrastructure company with around 2.8 million customer accounts and a significant portfolio of development projects. Alinta Shareholders are invited to share in this future.

Key reasons to ACCEPT AGL's Offer:

1 **Size and Scale** – you will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint.

2 **Upside Growth** – you will share in AGL's exciting growth prospects, driven by its high quality development projects.

3 **Enhanced Shareholder Value** – you will benefit from pro forma forecast dividends per share of at least 88.7 cents for 2007 and strong forecast growth in AGL's business.

4 **Savings and Synergies** – you will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta.

5 **Combined Management Expertise** – you will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management.

6 **Focussed Business Model** – if the proposed demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure.

Next Steps

The AGL Board believes that AGL has the history, the resources, the scale, the retail customer experience, the regulatory experience and the management skills to deliver growth. We also believe that a true merger between AGL and Alinta is the best way to continue, over time, to create shareholder value.

To be part of this future you need to ACCEPT AGL's Offer.

Yours sincerely

Mark Johnson

Mark Johnson

Chairman

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Who is AGL?

AGL was established in 1837 as a privately owned New South Wales gas utility and is Australia's largest energy and infrastructure company

Size of AGL's operations

AGL is Australia's largest energy and infrastructure company. It has Australia's largest retail customer base with [illegible] 2.8 million electricity and gas customer accounts. In addition AGL has an extensive portfolio of [illegible] infrastructure assets.



AGL is Australia's largest energy and infrastructure company
AGL
Alinta
$8.4 billion
$2.9 billion
AGL has Australia's largest retail energy customer account base
2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta

Note: Market capitalisation as at 21 April 2006.

Source: AGL and Alinta Annual Reports 2005

AGL has the largest market capitalisation and largest customer base of any Australian energy and infrastructure business



Scope of AGL's operations

AGL's business involves:

- supplying gas and electricity to customers;
- owning and investing in power generation plants, gas supplies, and electricity and natural gas distribution networks;
- providing a wide range of energy products and services; and
- performing asset construction and management services.

Scope of AGL's operations


AGL
AGL Retail
(NSW, Vic, SA, Qld)
- 1.5m electricity customer accounts
- 1.3m gas customer accounts
Gas Supply Ownership
PNG Upstream Gas Project (10%)
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
Australian Pipeline Trust (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation (32.5%)
Other contracted electricity generation
Wattle Point (SA) - 91MW Cawse (WA) - 16MW
AGL's operations extend throughout Australia and internationally (including PNG in the Pacific and Chile in South America)
Agility, AGL's asset management and services company has substantial operations in each state including WA

Today, AGL is Australia's largest listed energy and infrastructure business

What is AGL's Proposal?

AGL is offering you 0.564 AGL Shares for each Alinta Share that you own.
This is on the SAME FINANCIAL TERMS as Alinta's Offer for AGL. By accepting AGL's Offer you will have access to:

- AGL's [illegible] of operations;
- AGL's strong [illegible] and development projects;
- AGL's [illegible] programs; and
- AGL's [illegible] of operating an energy business in the eastern Australian market.

After the merger with Alinta, AGL is proposing to implement a demerger to create:

- AGL [illegible] Australia's largest energy business [illegible] by Paul Anthony (CEO); and
- AGL [illegible] Australia's largest energy infrastructure business [illegible] Bob Browning, Alinta's current CEO, to be CEO.





STEP 1: Merger with Alinta
STEP 2: Post-Bid Demerger into AGL/Alinta Energy and AGL/Alinta Infastructure
AGL
Alinta
$8.4 billion
$2.9 billion
AGL
Alinta
$11.3 billion
AGL /Alinta
Energy
AGL /Alinta
Infrastructure

Note: Market capitalisations at 21 April 2006. Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.

The separate AGL/Alinta Energy and AGL/Alinta Infrastructure companies will:

- utilise both AGL's and Alinta's management and board expertise in their relevant areas;
- be focussed and tailored to the growth, development and financial needs of the separate energy and infrastructure businesses that will enable each company to maximise shareholder value; and
- give you an opportunity to make separate decisions on your ownership in each of the businesses:
  - AGL/Alinta Energy -> designed to deliver sustainable growth; and
  - AGL/Alinta Infrastructure -> designed to deliver stable cash flow yield.

Key reasons to ACCEPT AGL'S Offer:

1

Size and Scale

You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business, and a company with a truly national footprint

2

Upside Growth

You will share in AGL's exciting growth prospects, driven by its high quality development projects

3

Enhanced Shareholder Value

You will benefit from:

- forecast dividends per share of at least 88.7 cents for 2007; and
- strong forecast growth in AGL's business

4

Savings and Synergies

You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

5

Combined Management Expertise

You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

6

Focussed Business Model

If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

AGL's Offer has been structured efficiently so that:

- you should receive Australian capital gains tax rollover relief if you accept AGL's Offer; and
- you will not incur any brokerage costs in accepting AGL's Offer (unless you are a Foreign Alinta Shareholder).

Overview of AGL's Offer

Offer	AGL's Offer is for all of your Alinta Shares. AGL's Offer is 0.584 AGL Shares for each of your Alinta Shares.
Closing Date	AGL's Offer is scheduled to close at 5:00pm (Perth time) [illegible] June 2006, unless extended by AGL as permitted by the [illegible].
When you will receive AGL Shares	If you accept AGL's Offer, you will receive AGL Shares on the earlier of: – 21 days after the end of the Offer Period; or – one month after the day that: – you have validly accepted AGL's Offer; and – AGL's Offer has become unconditional. If you accept AGL's Offer and are a Foreign Alinta Shareholder, you will not receive AGL Shares; rather, the AGL Shares which you would otherwise receive will be sold by the nominee on ASX within 30 days after the end of the Offer Period and the proceeds of sale (less brokerage and other sale expenses) will be paid to you in cash.
Brokerage	You will not pay brokerage if you accept AGL's Offer (unless you are a Foreign Alinta Shareholder, in which case the proceeds you will receive will be net of sale costs, including brokerage).
Conditions	AGL's Offer is subject to the Defeating Conditions which are set out [illegible] Section 9.8(a). These Defeating Conditions include requirements that: – at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares; – before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC to intervene or seek to prevent AGL's acquisition of Alinta Shares; – before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede AGL's Offer; – no materially adverse changes occur to Alinta's financial position between 13 March 2006 and the end of the Offer Period;



	– Alinta does not enter into a material transaction between 13 March 2006 and the end of the Offer Period; and – the S&P/ASX 200 Index does not fall below 4,500 on any trading day. AGL may choose to waive these Defeating Conditions. If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, then AGL's Offer will lapse.
How do I accept AGL's Offer?	See the inside front cover of this Bidder's Statement, as well as the information on the enclosed Acceptance Form.
Further information	If you have any questions in relation to AGL's Offer or how to accept AGL's Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8.30am and 5.30pm (Sydney time). Please note, as required by the Corporations Act, calls to these numbers will be recorded.

1 Size and Scale

You will join AGL's existing shareholders in owning AGL, Australia's largest energy and infrastructure business – a company with a truly national footprint

This section outlines the scale and diversity of AGL's existing operations. The merger of AGL and Alinta will further expand AGL's existing asset base and expand its national portfolio of energy and infrastructure assets.

[illegible] to [illegible] AGL, Australia's largest energy and infrastructure company



Join Australia's largest energy and infrastructure company

Under AGL's Offer, Alinta Shareholders will receive shares in AGL, Australia's largest energy and infrastructure company which is almost three times the size of Alinta in terms of market capitalisation.

AGL's Offer will create a Merged Group with a market capitalisation of A$11.3 billion as at 21 April 2006[1].

Indicative size of the Merged Group (by market capitalisation)


AGL
+
Alinta
=
AGL
Alinta
$8.4 billion
$2.9 billion
$11.3 billion

Did you know that AGL is Australia's largest retail energy business, serving around 2.8 million gas and electricity customer accounts?

AGL's existing asset portfolio comprises Australia's largest retail energy business, direct gas and extensive generation ownership, and significant infrastructure assets throughout Australia.

The merger of AGL and Alinta will further expand AGL's national footprint and provide shareholders with greater asset diversity and businesses with the scale and market position for future growth.

[1]Includes Alinta's 19.9% interest in AGL. AGL has not made a decision as to how it proposes to deal with Alinta's 19.9% stake in AGL.

Accept AGL's Offer to   an interest in AGL's diversified and comprehensive asset portfolio and   an interest in Alinta's asset portfolio

The combined assets of AGL and Alinta – a unified national footprint



Gas Distribution Pipelines
AlintaGas Networks (74%)
Infrastructure Investments
AIH (20%)
Dampier to Bunbury
Natural Gas Pipeline (20%)
Multinet (20.1%)
UED (34%)
Electricity Generation
Pinjarra Cogeneration (WA)
- 280MW
Asset Management
ANS and APS
Alinta
Alinta Retail (WA)
- 0.5 million gas customers
- 0.001 million electricity customers
AGL Retail
(NSW, Vic, SA, Qld)
- 1.5m electricity customers
- 1.3m gas customers
AGL
Gas Supply Ownership
PNG Upstream Gas Project (10%)
Sydney CSM Project (50%)
Gas Distribution Networks
NSW gas distribution network
ActewAGL Gas Network (50%)
Electricity Distribution Networks
Victorian electricity distribution network
ActewAGL Electricity Network (50%)
Gas Transmission Pipelines
Australian Pipeline Trust (30%)
Asset Management
Agility asset management
Electricity Generation
- 340MW of gas fired generation
- 645MW of hydro generation
- 690MW of brown coal generation
Other contracted electricity generation
Wattle Point (SA) - 91MW, Cawse (WA) - 16MW

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites





AGL will make major contributions to the Merged Group



Customer numbers
Alinta
16%
0.5 million
AGL
84%
2.8 million
Electricity generation capacity
(equity share)
Alinta
17%
377MW
AGL
83%
1,783MW
Transmission and distribution Networks
(equity share)
Alinta
28%
15,655km
AGL
72%
40,335km
Gas supply ownership
Alinta
0%
AGL
100%

Source: AGL Annual Report 2005, AGL Demerger Booklet, Alinta Annual Report 2005 and company websites

Note: The respective equity share of AGL's and Alinta's interest in investments (e.g. APT, UED, Multinet, DBNGP) have been reflected in the asset contributions.

AGL is committed to the important Western Australian market, and will seek to maintain and strengthen Alinta's customer and other shareholder relationships. Following the merger, AGL intends to retain the Alinta brand name in the Western Australian retail market.

Alinta Shareholders can be assured that AGL and Alinta will endeavour to provide a level of service to Western Australian retail customers that is equal to or better than current service standards

2 Upside Growth

You will share in AGL's exciting growth prospects, driven by its high quality development projects

This section outlines AGL's history of developing assets, as well as its extensive development projects that are planned for the future.

[illegible] to [illegible] in AGL's exciting development projects and retain exposure to Alinta's planned projects

AGL's growth strategy

AGL has reached its market position by pursuing internal growth, as well as strategic acquisitions, to deliver attractive and sustainable returns for shareholders.



A) Development projects

AGL has a strong history of successfully developing assets and new business ideas which have consolidated AGL's position as the largest energy and infrastructure business in Australia.

AGL's recent history of energy developments



1971	Design and initial development of Moomba – Sydney pipeline (1,309km)
1980–1995	Construction of Canberra's natural gas distribution network leading to formation of ActewAGL in 2000
1981–1998	Construction of pipeline laterals to NSW regional centres (887km) which were sold into APT in 2000
1986–1987	Construction of Alice Springs to Darwin pipeline and laterals (1,681km)
1998	Construction and 70% interest in Qld of the Ballera to Mt Isa pipeline (944km)
1998	Construction and ownership of NSW – Vic interconnect pipeline (88km)
1999–2006	Development and construction of landfill and biogas fuelled generation and cogeneration projects in NSW, Vic, SA and WA totalling 23MW
2000	Formation of Agility
2000	Cornerstone investor in the IPO of APT as owner of transmission pipelines
2002–2003	Development of gas fired stations: Hallett (180MW) in SA and Somerton (150MW) in Vic
2005–2006	FEED process for the proposed PNG Australian Pipeline

Through Agility, AGL has a national footprint with substantial operations in each state including WA. At 31 December 2005, Agility had over $100m of third party work in addition to its work with AGL and related parties

AGL's Offer provides Alinta Shareholders the opportunity to participate in AGL's exciting future .

By [illegible] AGL's Offer, you will [illegible] exposure to AGL's exciting development projects, which have been carefully planned to provide growth into the next decade

AGL's current development projects

	2007	2008	2009	2010	2011

Identified growth

- Growth in Victoria, New South Wales and South Australian gas and electricity retail customer bases
- Growth in Victoria and New South Wales gas and electricity distribution networks
- Growth in Agility electricity, gas and water asset management and services

In progress

- Hallett wind power generator 95MW (SA) (1 megawatt is enough electricity to power780 average homes)
- Sydney coal seam methane gas project
- Proposed PNG Australian Pipeline Project – the largest pipeline project in Australia

In development

- Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
- Hallett gas power generator expansion 250MW (SA)
- Townsville gas power generator 370MW (Qld)
- PNG Upstream Gas Project
- Bluff 45MW (SA) wind power generator

Planning stage

- Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
- Leafs Gully Stage 1 300MW (NSW) and Stage 2 500MW (NSW) power generators
- Sydney water recycling project

40% projected growth in AGL's assets over the next 4 years

Note: Projects described as "In progress" have either commenced construction or been scheduled to commence construction, or in respect of which AGL has committed significant resources to its development. Projects "In development" have been granted a number of the required approvals, but have not yet been scheduled for construction. The financial viability of these projects continues to be assessed. Projects in the "Planning stage" are currently being assessed for shareholder value. For more detailed information on the status of AGL's development projects, see Section 1.5(iv).

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these Projects. Accordingly, there is no certainty that these projects will reach completion.

The proposed PNG Australian Pipeline and the PNG Upstream Gas project provide an opportunity to deliver a new and substantial source of natural gas to Australia into the future

B) Strategic energy business acquisitions

As well as AGL's development projects and internal growth, AGL has actively participated in industry consolidation having acquired and successfully integrated several significant energy businesses into its portfolio over the last decade or so.

Energy business acquisitions by AGL



1995 to 2006
1995 Initial acquisition of 50% stake in Solaris electricity retail and distribution business (Vic); remaining 50% acquired in 1999
1998 Acquisition of Gas Valpo (Chile)
2000 Acquisition of ETSA electricity retail business (SA)
2000 Formation of ActewAGL
2002 Acquisition of Pulse gas and electricity retail business (Vic)
2004 Acquisition of 32.5% interest in Loy Yang A power station and coal mine (Vic)
2005 Acquisition of 50% interest in Sydney coal seam methane Project
2005 Acquisition of Southern Hydro generation assets (Vic, SA, NSW)
2006 Investment in PNG Upstream Gas Project (10%)
LEGEND
Upstream
Retail
Generation
PNG Upstream Gas Project 2006 (10% ownership)
Sydney CSM Project 2005 (50% ownership)
ETSA - 2000
ActewAGL - 2000
Pulse - 2002
Solaris - 1995
(32.5% ownership)
Southern Hydro - 2005

It is expected that the Merged Group will be well positioned to participate in any further deregulation and privatisation of energy and infrastructure businesses currently owned by government.





AGL's strategy of securing energy supplies

AGL's planned development projects would not only provide shareholders with growth prospects, but also aim to secure the future energy to supply to retail customers.

AGL's strategy to secure energy supply



Generation
Electricity
Generation capacity:
– Brown coal
– Hydro
– Gas
Upstream ownership
Gas
Direct ownership interests in gas supply:
– PNG Upstream Gas Project (50%)
– Sydney CSM (50%)
– HC Extractions (100%)
AGL
AGL's energy portfolio and risk management
Retail
Electricity
Customers:
– 1.5 million accounts
Electricity sales 2005:
– 22,279 GWh
Retail
Gas
Customers:
– 1.3 million accounts
Natural gas sales 2005:
– 173 PJ

Continued access to Alinta's development projects

You will continue to retain an interest in Alinta's planned development projects which are primarily in WA, including:

- the proposed generation units to be constructed in conjunction with Alcoa;
- stages 4 and 5 expansion of the Dampier to Bunbury Natural Gas Pipeline.

By AGL's Offer you will
exposure to AGL's development projects



3 Enhanced Shareholder Value

You will benefit from:

- forecast dividends per share of at least 88.7 cents for 2007[1]; and
- the strong forecast growth in AGL's business

This section explains that AGL's Offer has forecast dividends for 2007 of at least 88.7 cents per share[1].

[illegible], you will [illegible] from these dividend payments and the strong forecast in growth of AGL's business

Under AGL's Offer, you will receive 0.564 AGL Shares for each Alinta Share that you own.

[illegible]



Dividends per share in 2007[1]

Under AGL's Offer, it is forecast that you will receive dividends per share in 2007 of at least that which you would have received under Alinta's Offer for AGL (if successful).

2007 Dividends per share[1]


cents per share
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
88.7
88.7
Alinta Offer for AGL
AGL
Offer for Alinta
AGL's dividend forecast is for year ending 30 June 2007. Alinta's dividend forecast is for year ending 31 December 2007. AGL's forecast dividend would be payable approximately 6 months earlier

Source: For Alinta's Offer, Alinta's Bidder's Statement (Section 5). For AGL's Offer, Section 5.5 of this Bidder's Statement.
Notes: [1] Subject to the assumptions set out in Section 5.

AGL has forecast strong underlying business growth

Earnings before interest, tax, depreciation and amortisation (EBITDA) is an indicative measure of a company's cash flow, which can be used to fund further growth and the payment of dividends.

Benefit of AGL's higher growth forecasts in EBITDA (2006 and 2007)


EBITDA ($m)
1,400
1,200
1,000
800
600
400
200
0
Growth of 10.6%
$254
$281
2006
2007
Alinta
Growth of 24.4%
$963
$1,198
2006
AGL
AGL has a higher forecast than Alinta for growth in EBITDA on a stand alone basis over the years 2006 to 2007. By ACCEPTING AGL's Offer, you will benefit from AGL's strong underlying business growth

Source: For Alinta, Alinta's Bidder's Statement (Section 5). For AGL, this Bidder's Statement in Section 5.5.
Note: Alinta, stand alone forecasts are based on a 31 December year end.
AGL's stand alone forecast is on a 30 June year end.

4 Savings and Synergies

You will share in the benefits of AGL's cost savings programs as well as the synergies created by merging AGL and Alinta

This section explains the cost savings programs that AGL has for its business, and the synergies expected from the merger of AGL and Alinta.

[illegible] to [illegible] in the benefits of AGL's cost savings and the synergies created by merging AGL and Alinta



AGL's cost saving programs will be a key driver of future profit growth

Forecast profit growth will be further driven by cost savings initiatives which have already been identified by AGL.

AGL has in place comprehensive projects to drive costs down, such as rationalising energy billing systems and processes. AGL has projected total cost savings of $75 to $90 million per year to be achieved within the next three to five years:

AGL's forecast annual cost savings

 Energy		$50-$60 million[1]	✓ $20 million per annum from 2008 onwards and without capital spend ✓ IT systems development savings of $30 to $40 million per annum from 2008 onwards[2]
 Infrastructure		$15-$20 million[3]	✓ $15 to $20 million per annum forecast by 2009 from productivity improvements, property and site rationalisation and labour reductions
 Corporate	 AGL	 $10 million[4]	✓ $10 million from 2008 onwards as a result of IT efficiencies when the energy and infrastructure businesses are separated

Notes:
[1] These cost savings were identified by AGL.
[2] The IT savings require an initial outlay of $80-$100 million.
[3] These cost savings were identified by Agility management.
[4] These cost savings of corporate overheads were determined by AGL as part of the Original AGL Demerger.

You will benefit from the synergies expected from merging AGL and Alinta

You will receive the benefit of synergies from merging AGL and Alinta. These are expected to primarily come from AGL/Alinta Infrastructure, with some corporate synergies.

AGL's forecast annual synergies

Infrastructure	$25-$30 million	✓ $25 to $30 million per annum is forecast to be saved in AGL/Alinta Infrastructure
Corporate (AGL /Alinta)	$15 million	✓ $15 million of corporate costs are forecast to be saved

By [illegible] AGL's Offer you will [illegible] in the benefits of AGL's cost savings and the synergies from merging AGL and Alinta







5 Combined Management Expertise

You will gain the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management:

- AGL's proven national energy market team; and
- the best of AGL's and Alinta's infrastructure teams

This section outlines the proven experience of AGL's board and management in operating an energy business in the National Electricity Market.

to the proven expertise of AGL's board and management and retain the expertise of Alinta's board and management



Did you know that AGL has had over 150 years of experience in the Australian energy industry and has operated in the National Electricity Market since its foundation in 1998?

Managing a retail business in the National Electricity Market

The National Electricity Market is an electricity market linking the eastern Australian regions, through which AGL currently supplies electricity to around 1.5 million customer accounts. Western Australia is not connected to the National Electricity Market.

The Australian electricity market - in perspective



Western Australian Market
Alinta
National Electricity Market
AGL

Note: "The National Electricity Market operates on the worlds longest interconnected power system and began operating as a wholesale market for the supply of electricity to retailers and to end users in Queensland, New South Wales, ACT, Victoria and South Australia." Tasmania will join shortly. "Operations are currently based in five interconnected regions that largely follow state boundaries. Up to $7 billion of electricity is traded annually in the National Electricity Market to meet the demand of the almost 8 million end use consumers." (Source: Page 4, NEMMCO, An Introduction to Australia's Electricity Market June 2005).

Operating in the National Electricity Market is risky without a comprehensive market understanding of the interdependencies between:

- the electricity demand of retail customers which varies with the weather;
- wholesale prices which change every 30 minutes although retail prices charged to customers are fixed;
- the ownership of generation capacity;
- risks arising from physical failure of transmission power lines between States which sometimes means power failures; and
- the implementation of appropriate risk management strategies.

✓ AGL is an **EXPERIENCED** energy operator, with substantial skill in managing wholesale energy exposures and generation capacity

✓ AGL has approximately 2.8 million gas and electricity customer accounts, about **five times** that of Alinta

✓ AGL has an interest in or owns over **18 times** Alinta's generation output in the National Electricity Market

[illegible] AGL's Offer to [illegible] the benefit of the proven experience of AGL's board and management in running an energy business in the National Electricity Market

AGL's energy business - in perspective

AGL's energy business represents 63% of AGL's earnings[1], and generates around **nine times** the earnings (before interest, tax, depreciation and amortisation) of Alinta's energy business based on 2007 forecasts.

AGL and Alinta energy businesses – relative contributions (by FY2007 forecast EBITDA)



Infrastructure & other 37% $441m
Energy 63% $757m
AGL
EBITDA $1,198m
Energy 29% $79m
Infrastructure & other 71% $190m
Alinta EBITDA $269m

Source: Forecasts from Alinta's Bidder's Statement have been calendarised to financial year ending 30 June 2007 and AGL forecasts used are those included in Section 5.5 of this Bidder's Statement.

Note: [1] Energy includes gas and electricity sales, generation and upstream interests. AGL's contracted generation and AGL's Agility asset management business (excluding the APT contract) are included in Infrastructure. Similarly, Alinta's asset management business and Alinta's power generation (WA cogeneration units) are included in Infrastructure. Other EBITDA as disclosed in Section 5 of Alinta's Bidder's Statement has been allocated 30% and 70% to Energy and Infrastructure respectively. The above excludes any dividends that Alinta may receive from its interest in AGL.

AGL's customer base - in perspective

AGL is the manager of approximately 2.8 million customer accounts in the National Energy Market. This is the largest retail energy customer base in Australia.

AGL customer account numbers – in perspective



2.8 million
1.5 million electricity
1.3 million gas
0.001 million electricity
0.5 million gas
AGL
Alinta
AGL is Australia's largest retail energy business serving approximately 2.8 million gas and electricity customer accounts, around five times that of Alinta's

Source: AGL and Alinta 2005 Annual Reports

AGL's generation capacity – in perspective

AGL has a large generation portfolio in the National Electricity Market. This is a result of a successful strategy to develop and grow generation capacity. AGL is planning to invest in further generation developments over the next five years.

AGL vs Alinta generation capacity (MW) in the National Electricity Market



Total
3,886 MW
Planning stage
1,209 MW
In development
807 MW
In progress 95 MW
Now
1,775 MW
Now 94 MW
AGL
Alinta
AGL has a large generation capacity in the National Electricity Market and plans to more than double the size of this portfolio in the next four years

Source: AGL Demerger Booklet and Alinta Annual Report 2005.

Note: AGL generation includes 32.5% (equal to 689MW) of Loy Yang A. AGL is not involved in the dispatch and trading of Loy Yang A's capacity. Alinta has only an indirect interest in the Bairnsdale power station in Victoria (94MW) through its 20% interest in AIH. Alinta is responsible for dispatch from this power station under a tolling arrangement with AIH.





AGL's Proposal – a true merger

AGL proposes to provide shareholders the benefit of the combined skills of AGL's and Alinta's existing board and management, by deploying them according to their areas of expertise and experience.

It is proposed that the interim board of AGL/Alinta (pre-demerger) consist of six AGL Directors and four Alinta Directors.

Following the merger, AGL proposes to seek AGL shareholder approval and the approval of the Court to demerge AGL/Alinta into two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure. For further details see Section 4.3.

The CEO of AGL/Alinta Energy will be Paul Anthony and an invitation is to be extended to Robert Browning, Alinta's current CEO, to be the CEO of AGL/Alinta Infrastructure.

Proposed corporate governance under AGL's Offer

Before Proposed Demerger

AGL /Alinta

10 directors

AGL – 6 directors | Alinta – 4 directors

After Proposed Demerger

Shareholders

AGL/Alinta Energy — **CEO: Paul Anthony**

AGL/Alinta Infrastructure — **CEO role proposed to be offered to: Robert Browning**

Shareholders in AGL/Alinta will have the benefit of:

- AGL's proven board and management expertise in operating in the National Electricity Market;
- AGL's and Alinta's board and asset management skills in operating infrastructure businesses; and
- Alinta's management skills and knowledge in operating in WA.



6 Focussed Business Model

If the demerger is implemented, you will benefit from a focussed business model, with specialised structures and management teams tailored for the different growth, business development and financial needs of AGL/Alinta Energy and AGL/Alinta Infrastructure

This section explains AGL's proposed demerger and the benefits of the AGL model compared to that proposed by Alinta.

[illegible], you will [illegible] in the benefits of AGL's demerger proposal (if implemented) and business structure



If the demerger of AGL/Alinta is approved by its shareholders and the Court, it will create two major listed companies, AGL/Alinta Energy and AGL/Alinta Infrastructure which will be of similar size, and like AGL, are expected to be in the S&P/ASX 50 Index.

Like AGL, AGL/Alinta Energy and AGL/Alinta Infrastructure are expected to enter the S&P/ASX 50 Index

Proposed asset allocation between AGL/Alinta Energy and AGL/Alinta Infrastructure[1]


AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Energy
Retail
Wholesale Electricity
Wholesale Gas
Related Investments
AGL Shareholders
Alinta Shareholders
~70%
~30%
AGL/Alinta Infrastructure
Gas Distribution Networks
Electricity Distribution Networks
Gas Transmission Pipelines
Contracted Power Generation
Asset Management

- Company expected to be in the S&P/ASX 50 Index
- Largest Australian retail energy company
- Paul Anthony to be CEO

- Company expected to be in the S&P/ASX 50 Index
- Largest energy utility/infrastructure owner in Australia
- Invitation extended to Robert Browning to be CEO

Notes: [1] Under this proposal, AGL's interest in APT and the proposed PNG Australian Pipeline Project will form part of AGL/Alinta Energy. This is consistent with draft undertakings provided by AGL to the Australian Competition and Consumer Commission.

Key strengths of AGL/Alinta Energy and AGL/Alinta Infrastructure



AGL/Alinta Energy




- **Size:** AGL/Alinta Energy will be Australia's largest energy retailer with approximately 3.3 million customer accounts
- **Asset management:** AGL/Alinta Energy will have the benefit of AGL's proven management and Board in continuing to operate the retail and merchant energy business after the proposed demerger
- **Growth:** AGL/Alinta Energy will be well positioned to capture growth opportunities in Eastern and Western Australia
- **Integrated business:** AGL's planned developments in upstream power generation and gas supplies will further enhance its integrated energy strategy
- **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunities
- **Strong Brands:** AGL and Alinta brands will continue to be used in their home markets

AGL/Alinta Energy will focus on delivering sustainable growth in earnings per share and total shareholder returns





AGL/Alinta Infrastructure




- **Size:** AGL/Alinta Infrastructure will be Australia's largest energy utility/infrastructure company, specialising in the ownership, management and operation of energy infrastructure
- **Asset management:** The merger of Agility and Alinta Network Services will create a best-in-class asset management business that will operate AGL/Alinta Infrastructure's assets as well as provide services for existing and new third party customers
- **Growth:** AGL will continue to deliver growth from a portfolio of development projects expected to facilitate strong cash flow growth
- **Appropriate capital structures:** An efficient capital structure will provide a low cost of capital and increased competitiveness in pursuing growth opportunitites

AGL/Alinta Infrastructure will focus on delivering consistent cash flow growth and maximising distributions to shareholders

AGL's proposal provides substantial benefits when compared to the business structure proposed by Alinta

As you may know, Alinta has made a takeover offer for AGL. AGL agrees that there are strategic benefits in combining the businesses, but believes AGL's proposal provides a structure that will better support growth, business development and financial stability.

> *AGL's proposed structure will create significant long term value for both Alinta and AGL shareholders*

AGL's Proposal vs the Alinta Proposal

		Alinta
Management expertise	✓ AGL and Alinta Directors and management will be deployed according to their expertise and experience ✓ AGL has the proven energy experience essential to protect shareholder value in the highly competitive and volatile National Electricity Market	✗ Alinta has little experience operating in the highly competitive National Electricity Market
Cross shareholdings	✓ No cross shareholdings between the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses which enables each business to pursue independent strategic and financial objectives	✗ Alinta proposes that the energy business retains 20% of infrastructure business ✗ The infrastructure business may therefore not be free to operate independently of the energy business ✗ Shareholders would not be able to access a pure energy company exposure
Management fees	✓ Internally managed model with no leakage	✗ Proposed that infrastructure will pay management and operating fees to energy ✗ Potential impediment to growth of infrastructure as it is another "cost" to the business

Positive market reaction

AGL's trading performance on the ASX in the last six months has been driven by the Original AGL Demerger proposal announced on 31 October 2005 and the subsequent release of significant information to the market including the Hallett development project, the acquisition of the 10% interest in the PNG Upstream Gas Project, and AGL's cost saving projections.

AGL share price performance post-announcement of Original AGL Demerger proposal



AGL Share price ($)
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
Oct - 05
Nov - 05
Dec - 05
Jan - 06
Feb - 06
Mar - 06
Apr - 06
2005
16 January 2006
- Agreement to
Gas Project
PNG Gas
Agreement
31 January 2006
13 March 2006
cost savings
13 February
AGL Scheme
21 February 2006
20 March 2006
formal takeover

Source: AGL

> *The market has recognised the merits in the Original AGL Demerger proposal. If you ... AGL's Offer and the demerger is implemented, you will ... in these benefits as a shareholder in the merged AGL/Alinta*

What you should do:

1 Read this Bidder's Statement

2 Read the target statement to be provided by Alinta

3 Consult your broker, financial or other professional adviser if you are in doubt as to what action to take

4 ACCEPT AGL's Offer by filling in and returning the enclosed Acceptance Form

Frequently Asked Questions

What is the Offer?

You are being offered AGL Shares for Your Alinta Shares on the terms and conditions set out in Section 9. The Offer is 0.564 AGL Shares for each of Your Alinta Shares.

As an example, if you own 1,000 Alinta Shares and you accept the Offer, you will, subject to the terms of the Offer, receive 564 AGL Shares in exchange for Your Alinta Shares (assuming that the Offer becomes, or is declared, unconditional).

What is the value of the Offer?

You can calculate the implied value of the Offer per Alinta Share at any time by multiplying the AGL Share price on ASX by 0.564.

What choices do I have as an Alinta Shareholder?

As an Alinta Shareholder, you have the following choices in respect of Your Alinta Shares:

- accept the Offer before the end of the Offer Period;
- sell Your Alinta Shares on ASX (provided that you have not previously accepted the AGL Offer for Your Alinta Shares); or
- do nothing.

How do I accept the Offer?

To accept the Offer:

(i) if Your Alinta Shares are held in an issuer sponsored holding (Securityholder Reference Number beginning with "I"), complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form; or

(ii) if Your Alinta Shares are held in a CHESS Holding (Holder Identification Number beginning with "X"), either contact your Controlling Participant (usually your broker) and instruct them to accept the Offer on your behalf, or complete the enclosed Acceptance Form in accordance with the instructions on it and return it in the enclosed envelope or to an address on the Acceptance Form.

Can I accept the Offer for part of my holding?

No, you cannot accept for part of your holding. You may only accept the Offer for all of Your Alinta Shares.



When does the Offer close?

The Offer is scheduled to close at 5:00pm Perth time/7:00pm Sydney time on 12 June 2006, unless extended.

The Offer can be extended at AGL's election or otherwise in accordance with the Corporations Act. You will receive written notification of any extension as required by the Corporations Act.

When will I receive AGL Shares?

If you accept the Offer, unless you are a Foreign Alinta Shareholder, you will be allotted the AGL Shares to which you are entitled no later than the earlier of:

- one month after the Offer is validly accepted by you, or if the Offer is still subject to a Defeating Condition when accepted, one month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

You should also read Section 9.9 which contains further information about AGL's obligations to provide the consideration under the Offer.

Will I need to pay stamp duty or brokerage if I accept the Offer?

You will not pay any stamp duty on accepting the Offer.

If Your Alinta Shares are registered in an issuer sponsored holding in your name, you will not incur any brokerage in connection with your acceptance of the Offer.

If Your Alinta Shares are in a CHESS Holding or you hold Your Alinta Shares through a bank, custodian or other nominee, you should ask your Controlling Participant (usually, your broker) or the bank, custodian or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

If you are a Foreign Alinta Shareholder, the proceeds of sale of the AGL Shares to which you would otherwise become entitled as a consequence of accepting the Offer will be paid to you net of sale costs, including brokerage (see Section 9.10).

What if I am a Foreign Alinta Shareholder?

If you are a Foreign Alinta Shareholder then you will not be entitled to receive AGL Shares on acceptance of the Offer. If you are a Foreign Alinta Shareholder and you accept the Offer, you will receive the net cash sale proceeds of the AGL Shares which you would otherwise have received.

AGL retains a discretion to declare that certain foreign Alinta Shareholders are not Foreign Alinta Shareholders for the purpose of the Offer. See Section 9.10 for further information.

What are the tax consequences if I accept the Offer?

Section 7 describes the major tax implications for you if you accept the Offer. Among other things, Section 7 discusses the Australian capital gains tax (**CGT**) rollover relief that you will be eligible for if you are an Australian resident for tax purposes and AGL acquires more than 80% of the Alinta Shares under the Offer (note that the Offer is conditional on AGL having a relevant interest in more than 90% (by number) of Alinta Shares by the end of the Offer Period).

What happens if I do not accept the Offer?

If you do not accept the Offer and AGL acquires more than 90% (by number) of the Alinta Shares and the other Defeating Conditions are fulfilled or waived, AGL intends to proceed to compulsorily acquire Your Alinta Shares. If this occurs, you will be allotted AGL Shares at the end of the compulsory acquisition process. If AGL proceeds to compulsory acquisition, you will receive AGL Shares sooner if you accept the Offer.

Can I sell the AGL Shares I receive from accepting the Offer on the market?

Yes. Once you receive AGL Shares from accepting the Offer, you will be able to sell them on ASX.

What are the Defeating Conditions of the Offer?

The Offer is subject to a number of Defeating Conditions which are set out in full in Section 9.8(a). If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse.

In summary, the Defeating Conditions include requirements that:

- at the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares;
- before the end of the Offer Period, AGL receives confirmation that no action will be taken by the ACCC or Australian Competition Tribunal to intervene or seek to prevent AGL's acquisition of Alinta Shares;
- before the end of the Offer Period, all regulatory approvals are obtained and no regulatory actions are current which may impede the Offer;
- between 13 March 2006 and the end of the Offer Period, no event occurs or is announced which has a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole;
- Alinta does not conduct a material transaction between 13 March 2006 and the end of the Offer Period; and
- the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

For a detailed description of these Defeating Conditions, please refer to Section 9.8(a).

What happens if the Defeating Conditions are not fulfilled or waived?

If the Defeating Conditions are not fulfilled or waived by the date the Offer closes, the Offer will lapse. This means that the Offer will not proceed, you will retain Your Alinta Shares (unless you sell them on ASX), you will not receive AGL Shares and AGL will not be able to implement its intentions for the Merged Group set out in Section 4.

Further information?

If you have any questions in relation to this document, the Offer or how to accept the Offer, please call the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

DETAILED INFORMATION SECTIONS

1 Profile of AGL Group

1.1 Overview of AGL

AGL has been in the Australian energy industry since 1837. AGL began as a privately owned gas utility in New South Wales and since then has built an extensive energy business across Australia. Today, AGL is the largest Australian energy and infrastructure company. It is also Australia's largest energy retailer by customer account numbers. It directly sells gas and electricity to approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. Through its interests in ActewAGL (50%) and Elgas (50%), Australia's largest LPG distributor, there are more than 550,000 additional gas, electricity and LPG accounts across Australia. AGL has an extensive portfolio of wholly and partly owned investments in energy infrastructure, infrastructure management and other energy businesses.

AGL's business involves:

- buying gas and electricity from gas producers and electricity generators;
- supplying gas and electricity to customers via gas pipelines and power lines;
- owning and investing in power generation plants, gas development and production assets and electricity and natural gas distribution networks;
- selling a wide range of energy products and services; and
- designing, constructing, operating, maintaining and managing energy infrastructure through Agility, its wholly owned infrastructure management business.

AGL has offices and businesses in every Australian state and territory and as at the date of this Bidder's Statement has about 3,500 employees. AGL's head office is in Sydney.

As at 28 April 2006, AGL's market capitalisation was approximately $8.8 billion, ranking it the 28th largest entity on ASX. AGL is included in the S&P/ASX 50 Index and most other key market indices.

Figure Overview of AGL's growth

1800s

1837: The Australian Gas Light Company established in Sydney - Australia's first energy company

1871: AGL listed

1900 to 1975

Organic growth of Sydney gas market and acquisition of regional NSW gas markets

1957: Formation of LPG business - Portagas

1971: Design and initial development of Moomba to Sydney pipeline (NSW)

1976 to 1994

1976: Introduction of natural gas to NSW

1976-1994: Development and acquisition of regional NSW and ACT gas markets

1984: Formation of Elgas

1986-1987: Construction and interest in Alice Springs to Darwin pipeline (NT)

1988: Acquisition of 85% interest in the Roma to Brisbane pipeline (Qld)

1994: Acquisition of initial 51% interest in Moomba to Sydney pipeline (NSW)

1995 to 2006

1995: Acquisition of Solaris, Victorian electricity retail and distribution business

1997-1998: Construction and 70% interest in Ballera to Mt Isa pipeline (Qld)

1998: Acquisition of initial 28% interest in Goldfields Gas pipeline (WA)

1998: Acquisition of Gas Valpo (Chile)

1998: Construction and ownership of NSW - Vic interconnect pipeline

1998: Acquisition of Cawse cogeneration plant (WA)

1998: Selection of AGL/Petronas to develop PNG Australian Pipeline

2000: Formation of Agility

2000: Formation of ActewAGL

2000: Launch of APT, owner of transmission pipelines

2000: Acquisition of ETSA electricity retail business (SA)

2001-2002: Development of Hallett (SA) and Somerton (Vic) power stations

2002: Acquisition of Pulse, Victorian gas and electricity retail business

2004: Acquisition of 32.5% interest in Loy Yang A power station and adjacent coal mine (Vic)

2005: Acquisition of 50% interest in Sydney CSM project

2005-2006: FEED process for PNG Australian Pipeline Project

2005: Acquisition of Southern Hydro generation assets (Vic, SA, NSW)

2006: Acquisition of 10% interest in PNG Upstream Gas Project

1.2 AGL's principal activities

As at the date of this Bidder's Statement, AGL's principal activities are as follows:

(a) NSW gas distribution network

AGL's NSW gas distribution network comprises 23,541 km of gas distribution pipes transporting natural gas for a number of energy retailing organisations and major end users. Through this business, AGL distributes gas throughout Sydney, Newcastle, Wollongong and over 20 major centres in NSW. At 30 June 2005, the gas network in NSW served approximately 950,000 end users, with consumption during the financial year of approximately 96 PJ.

The NSW gas network derives revenues primarily from distribution tariffs charged for transporting gas and is subject to the economic regulatory regime established under the Gas Pipelines Access Law (including the third party access code). Economic regulation of the NSW gas network is currently the responsibility of IPART. The current regulatory period for the network commenced on 1 July 2005 and extends until 30 June 2010.

Figure **NSW gas network**


Dubbo
Narromine
Wellington
Parkes
Orange
Forbes
Bathurst
Wallerawang
Millthorpe
Lithgow
Blayney
Oberon
Cowra
West Wyalong
Appin
Picton
Bargo
Griffith
Young
Mittagong
Murrami
Boorowa
Bowral
Leeton-Yanco
Exeter
Berrima
Cootamundra
Bundanoon
Narrandera
Ganmain
Yass
Goulburn
Marulan
Coolamon
Junee
AGLGN Trunk Pipeline
AGLGN Distribution Network
APT Pipeline
Eastern Gas Pipeline
ActewAGL Primary Main

(b) Victorian electricity distribution network

AGL's electricity distribution network is one of five networks in Victoria. As duplication of electricity networks is generally uneconomic, distributors' service areas do not commonly overlap. The AGL Victorian electricity network service area covers 950 square kilometres in the central west to north west area of greater Melbourne and includes approximately 8,112 km of overhead and 2,173 km of underground high and low voltage lines, cables and services.

The Victorian electricity distribution network derives revenues primarily from regulated tariffs. Economic regulation of this network is currently the responsibility of the ESC. The current regulatory period for the Victorian electricity network commenced on 1 January 2006 and extends to 31 December 2010.

Figure **Victorian electricity distribution network**



Tullamarine Fwy/ Bulla Rd
Fenton Hill
Hume Highway
Melbourne
Sunbury
Craigieburn
Calder Hwy
Diggers Rest
Western Ring Road
Broadmeadows
Sydenham
Preston
Heidelberg
Coburg
AGL
Powercor
CitiPower
Tru Energy
United Energy
Essendon
Footscray
Williamstown

(c) **Agility**

Agility is an energy and utility infrastructure management and services company. It was formed in 2000 as the infrastructure services arm of AGL, with a view to expanding its expertise to the external market. Agility was formed from AGL's own internal operations business unit and draws on AGL's many years of experience in the energy infrastructure industry. Agility has since been successful in growing its external client base and has achieved an average annual growth in EBIT over the last three financial years of more than 10%.

Agility offers a wide range of commercial and engineering services to owners of electricity and gas transmission and distribution assets and of water and wastewater infrastructure assets. These services cover the full life cycle of assets from feasibility studies to planning, construction, management, operation, maintenance and de-commissioning. Agility currently manages and services AGL's NSW gas network and Victoria's electricity network, APT's gas transmission assets and ActewAGL's gas networks. Agility has also been assisting with the front end engineering and design (**FEED**) work on the PNG Australian Pipeline. At present, Agility manages and/or services nearly 10,000 km of gas transmission pipelines – more than any other pipeline operator in Australia.

In addition, Agility has (together with Veolia Water Australia) recently been shortlisted for a significant water recycling project in Sydney's western suburbs. The project is expected to become one of the largest industrial water recycling schemes in Australia.

Agility's primary market comprises owners of regulated energy assets. Agility also provides services to third party (non-AGL) clients and has an extensive client base across Australia.

Figure **Agility's clients**


APT
AGL
Apache Energy
APT
Goldfields Gas Transmission
Hamersley Iron
Western Power
APT
Energex
Ergon Energy
Santos
AGL
APT
Caltex
Country Energy
Gorodok
Integral Energy
Sydney Water Corporation
Trans Grid
APT
ActewAGL
AGL
Australian Pacific Airports Corporation
Mainco
Telstra
Aurora Energy
Powerco

(d) **Retail Energy**

Retail Energy retails natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million energy customer accounts, of which more than one million are dual fuel accounts. These customers are located in NSW, Victoria and South Australia.

AGL offers a range of energy related services to residential and small commercial customers including:

- **AGL Energy Shops:** 53 branded dealers (that is, 17 franchisees and 36 agents) throughout NSW, regional Victoria, South Australia, and the ACT (under the ActewAGL brand), which provide customers with a range of heating, cooling, hot water and cooking appliances, expert advice, sales and installation;
- **AGL Assist:** operating in metropolitan areas of NSW, Victoria, South Australia, and the ACT (under the ActewAGL brand), AGL Assist offers customers gas and electrical repairs, installations and maintenance including emergency hot water repair or replacement; and
- **AGL Green Choice products and services:** AGL sells Green Energy, that is, electricity from new renewable generation sources that are certified by the National Green Power Accreditation Steering Group. AGL also offers a "carbon neutral" abatement electricity product, AGL Green Balance™. In addition, AGL promotes energy efficient and environmentally friendly products and services such as the award winning Cent-A-Meter which helps customers monitor consumption and costs of energy in their home or business.

AGL's Retail Energy division also supplies gas, electricity and specialised energy related services to large energy consumers, typically commercial and industrial businesses, in NSW, Victoria, South Australia and Queensland.

Figure Energy sales



Natural gas - 172.9 PJ
Electricity - 22,279 GWh *
Customer type
Wholesale
23%
Residential and small business
37%
Industrial and commercial
40%
Industrial and commercial
56%
Geography
13%
47%
5%
35%
3%
32%
22%
43%

* Excludes volume supplied to ActewAGL.

(e) Merchant Energy

Merchant Energy manages AGL's wholesale energy portfolio and retails gas, electricity and renewable energy to its major industrial and commercial business customers, as well as other retailers.

The division focuses on optimising AGL's wholesale energy portfolio via a mix of contracts, financial hedges and physical assets to ensure AGL continues to offer diversified and market competitive energy supplies into the future.

Merchant Energy is responsible for managing AGL's portfolio of power generation plants. These power plants are predominantly situated in the regions where AGL's retail customers are located. Assets include the Cawse generation plant in Western Australia, peaking plants at Somerton in Victoria and Hallett in South Australia, which support AGL's retail customers and AGL's renewable generation portfolio, and AGL's 32.5% economic interest in the Loy Yang Power Partnership (**LYP**) which owns the Loy Yang A Power Station (**LYA**) and its adjacent coal mine. AGL's renewable generation portfolio, consisting of 11 hydro electric generating schemes in Victoria and NSW, the Wattle Point wind farm in South Australia and landfill gas or biogas facilities in NSW, Victoria, Tasmania and Western Australia, also generate green products (such as Renewable Energy Certificates) which are used by AGL or sold to third parties.

Merchant Energy operates in the complex and highly sophisticated National Electricity Market (**NEM**) which comprises the interconnected regions of NSW, the Snowy region, Victoria, Queensland, South Australia and Tasmania.

The NEM operates on the world's longest interconnected power system – from Port Douglas in Queensland to Port Lincoln in South Australia – a distance of more than 4,000 km. Up to $7 billion of electricity is traded annually in the NEM to meet the demand of the almost eight million end-use customers. The NEM spot market is one of the most volatile commodity markets in the world where the spot price of electricity at any particular half hour trading interval can vary between -$1,000 per MWh to $10,000 per MWh.

AGL has developed the expertise and experience to manage the complexity and volatility of the NEM. AGL has a deep understanding of the electricity derivative market, physical electricity markets, customer consumption patterns, participant behaviours based on market/contracting, regulations that govern the NEM to ensure compliance, risk management, establishment of networks with suppliers, customers, regulators and competitors, and optimisation of asset performance.

AGL's gas generation and retailing activities are currently supported by a suite of long term contracts with gas producers across several gas producing basins. The gas market is characterised by long term bilateral contracts. AGL has developed a deep understanding of the market and consumption patterns which allow it to optimise its gas portfolio. The diversity ensures flexibility and security of supply.

Figure **AGL's existing power generation portfolio**

Plant	Capacity (MW)	Fuel	State
Somerton	150	Gas	Vic
Hallett	180	Gas	SA
Hydro	645	Hydro	Vic and NSW
Cogeneration	9	Gas	Vic and SA
Other	14	Landfill and biogas	Tas, WA, Vic and NSW
Loy Yang A (32.5%)	689	Brown coal	Vic
TOTAL	**1,687**		

Fuel mix

Cogeneration/landfill and biogas 1%
Hydro 38%
Brown coal 41%
Gas 20%

Figure **AGL's existing power generation portfolio**


Key:
Hydro
Gas
Brown coal
Cogeneration
Landfill and biogas
NSW Hydro 52.5 MW
Hallett 180MW
Victorian Hydro 592.7MW
Somerton 150MW
Loy Yang A 2,120 MW(32.5%)
Total 14MW in Vic, NSW, Tas and WA
Total 9 MW in Vic and SA

(f) **APT**

AGL is the largest single securityholder in APT with a 30% interest. APT is an ASX listed entity and owns or has an interest in more than 7,700 km of high pressure gas transmission pipelines across most Australian states and territories. The majority of these pipelines are operated by Agility on behalf of APT.

APT also owns the Mondarra natural gas storage facility in Western Australia and in 2006 will commission a coal seam methane (**CSM**) processing facility at Kogan, west of Brisbane.

In March 2006, APT acquired the Murraylink electricity transmission assets. This represents APT's first significant acquisition of a non-gas transmission asset.

Figure **APT's pipelines**



APT's Pipelines at 31 December 2005
Amadeus Basin
to Dawin Pipeline
Carpentaria
Gas Pipeline
Goldfields Gas Pipeline
Roma to
Brisbane Pipeline
Midwest Pipeline
Moomba to Sydney
Pipeline System
Central West
Pipeline
Parmelia Pipeline
Kalgoorlie to Kambalda Pipeline
Wagga to Culcairn
Interconnect Pipeline
SCALE
0 250 500 750 1000 kms

(g) PNG gas projects

Natural gas from the PNG highlands is expected to be a major new supply source into the eastern Australian energy market. AGL is a significant participant in the upstream production of PNG gas and the PNG Australian Pipeline development:

(i) **PNG Upstream Gas Project** - AGL has a 10% interest in the PNG Upstream Gas Project, which includes interests in gas and oil reserves, production and processing infrastructure. AGL's share of gas, condensate and oil reserves totals approximately 115 million barrels of oil equivalent. In addition, AGL has a binding 1,500 PJ, 20 year gas sale agreement with the PNG Gas Producers.

(ii) **PNG Australian Pipeline Project** - AGL is a joint venture partner of APC, which was selected as the preferred developer for the PNG Australian Pipeline Project. The PNG Australian Pipeline Project involves building a network of pipelines from the PNG/Australia border to a number of delivery points in Queensland and into existing pipeline networks in the vicinity of Moomba. With total pipeline length of more than 3,800 km, the PNG Australian Pipeline Project will be the largest pipeline project ever undertaken in Australia. APC is responsible for designing, constructing, owning and operating the pipeline.

Both the PNG Upstream Gas Project and the PNG Australian Pipeline Project are currently in the FEED stage, with the final decision by the PNG Gas Producers and APC on whether or not to proceed expected to occur during the course of this year. Assuming the project proceeds, first gas is expected to be delivered through the pipeline during 2009.

Figure PNG upstream interests



Juha
PRL2
PDL1
PRL11
Angore
PRL12
Hides
PRL12
PDL5
PDL2 Kutubu Project
Moran
PDL2
Kutubu
Se Hedinia
PDL2
PDL4 Gobe Project
Gobe
Port Moresby
Gas Field
Oil Field
Existing Pipeline
25km


Kutubu
Gobe
Kopi
Port Moresby
Torres Strait
Bamaga
Cape York
Gove
Weipa
•••• AGL/Petronas PNG - Aus Gas Pipeline*
— Upstream PNG Gas Pipeline
— Existing Pipelines
* Current and planned routes for environmental approvals and land access
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mt Isa
Cannington
QUEENSLAND
Gladstone
Roma
Moomba
SOUTH AUSTRALIA
Ballera

(h) **Elgas**

Elgas is a 50/50 joint venture between AGL and BOC.

Elgas is the largest distributor and marketer of LPG in Australia, supplying approximately 30% of Australia's LPG market. Elgas services over 300,000 domestic and industrial customers through a branch network in regional and country Australia, and owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney. The Sydney LPG Cavern is 130 metres underground and has a storage capacity for 65,000 tonnes of propane.

Elgas is also an equal partner with Wesfarmers Kleenheat in the Unigas automotive LPG business and supplies LPG to Unigas for its network of autogas sites.

(i) **HC Extractions**

AGL's wholly owned HC Extractions owns a cryogenic plant that produces LPG and naphtha from refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell in NSW. All production is sold back to Caltex with the propane and butane produced used as automotive LPG, and naphtha used in the petrol making process. In the 2005 financial year, total production of LPG was 37,404 tonnes and of naphtha 12,642 tonnes.

(j) **ActewAGL**

ActewAGL is a 50/50 joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. The joint venture commenced in October 2000 and retails gas and electricity to around 150,000 electricity customers and around 107,000 natural gas customers in the region.

The ActewAGL joint venture owns and operates the electricity and gas networks in the ACT and surrounding areas. It is a combined electricity and gas retail and distribution business.

It also operates water and sewerage assets, which are owned by ACTEW Corporation.

(k) **Chile – Gas Valpo**

AGL owns 100% of Gas Valpo, the largest regional gas distributor in Chile. Gas Valpo distributes and markets natural gas to almost 40,000 customers in Valparaiso and Vina del Mar, the coastal region west of Santiago. These customers are supplied through a total of 497 km of gas mains owned and operated by Gas Valpo.

(l) **Sydney CSM Project**

In November 2005, AGL announced the formation of an unincorporated joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of CSM in the Sydney Basin (**Sydney CSM Project**). Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas project with an option to extend the contract for a further five years.

The assets acquired by AGL as part of this transaction comprise a direct 50% interest in PPL1, PPL2 (Hunter Gas Project and Wyong Gas Project) and PPL 4 (covering the Camden Gas Project), and PEL2 (Sydney), PEL5 (Sydney and Wyong), PEL4 (Hunter) and PEL267 (Hunter).

The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired power generation opportunities in NSW. The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.

1.3 Financial overview of AGL

Over the last five years, AGL's execution of its strategy has resulted in the delivery to AGL Shareholders of:

- significant and consistent sales revenue growth. Sales revenue increased by 25.1% in the five years to 30 June 2005;
- EBIT growth of 34.2% for the five years to 30 June 2005;
- PAT growth of 77.8% for the five years to 30 June 2005;
- EPS growth of 21.2 cents per share or 33.4% for the five years to 30 June 2005;
- market capitalisation growth of 113% for the five years to 30 June 2005 (with an additional increase in market capitalisation of 26.9% between the last trading day before the announcement of the Original AGL Demerger and 23 April 2006); and
- attractive dividend per share growth of 21.2% for the five years to 30 June 2005.

Set out below is selected information derived from AGL's audited financial statements for the years ended 30 June 2001 to 30 June 2005 and AGL's financial forecasts included in Section 5. This information must be read together with the additional detail provided in those published financial statements (including AGL's significant accounting policies), the detailed review of operations for each historical year and the assumptions supporting the financial forecasts set out in Section 5. The forecast financial information below relates to AGL on a standalone basis (ie the impact of the proposed merger with Alinta is excluded).

(a) **Sales revenue**



Sales revenue (excluding significant items)
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,277
3,197
4,052
4,183
4,100
4,245
4,711
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(b) **EBIT**



EBIT (excluding significant items)
$m
1,000
900
800
700
600
500
400
300
200
100
0
519
552
689
714
697
749
904
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(c) **PAT**


PAT (excluding significant items)
$m
500
450
400
350
300
250
200
150
100
50
0
224
247
321
362
387
408
440
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(d) **Earnings per share**


Earnings per share (excluding significant items)
Cents
120.0
100.0
80.0
60.0
40.0
20.0
0
63.5
66.4
73.2
79.5
84.7
89.5
96.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

(e) **Market capitalisation**


Market capitalisation
$m
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,051
3,765
4,929
5,534
6,497
6,611
8,389
30 June 2001
30 June 2002
30 June 2003
30 June 2004
30 June 2005
28/10/05*
21/04/06

* Trading day before the announcement of the Original AGL Demerger

(f) **Dividends**


DPS
Cents
90
80
70
60
50
40
30
20
10
0
52.0
52.0
55.0
60.0
63.0
67.5
79.5
2001 AGAAP
2002 AGAAP
2003 AGAAP
2004 AGAAP
2005 AGAAP
2006 AIFRS pro forma
2007 AIFRS pro forma

1.4 Directors and senior management

(a) Directors

Details of the AGL Directors are set out below.

Mark Johnson
LLB MBA

Chairman

Mr Johnson has been a non-executive AGL Director since 1988. He is Chairman of AGL's People and Performance and Health, Safety and Environment Committees. He was appointed Chairman of AGL on 3 December 2003 following appointment as Deputy Chairman of AGL in October 1996.

Mr Johnson is Deputy Chairman of Macquarie Bank Limited (commenced as a director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a director in 1996). He is also a Prime Minister's Representative on the APEC Business Advisory Council and Chairman of the Australian Strategic Policy Institute.

Paul Anthony
Managing Director and Chief Executive Officer

Mr Anthony is Managing Director and Chief Executive Officer of AGL.

His career as an executive has been with energy and resources companies in several countries. He commenced as AGL's Chief Executive Officer on 10 April 2006 and as AGL's Managing Director on 2 May 2006.

Mr Anthony has operated in chief executive officer, executive chair and non-executive positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Mr Anthony was founding Chief Executive Officer of Contact Energy, leading its move from being a public utility to being privately owned. As Chief Executive Officer, he was instrumental in transforming Energy Power Resources into one of the United Kingdom's largest renewable energy companies. He has also been Executive Vice President of British Gas Group in the United Kingdom, and held a series of executive positions with PowerGen, which Mr Anthony helped lead through the United Kingdom privatisation process in the 1990s. Most recently, he worked with United Kingdom investment house Doughty Hanson and ran its wholly owned investment in LM Glasfiber.

Charles Allen AO
MA MSc

Independent Director

Mr Allen has been a non-executive AGL Director since 1996. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Allen is Chairman of Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Ltd in 1996. Within the last three years, he was a director and Chairman of National Australia Bank Limited (retired in 2004) and Amcor Limited (retired in 2005).

Sir Ronald Brierley

Independent Director

Sir Ronald Brierley has been a non-executive AGL Director since 1987. He is a member of AGL's Health, Safety and Environment Committee.

Sir Ronald Brierley is Chairman of Premier Investments Limited (commenced in 2002) and a director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. Previously, he was a director of Adsteam Marine Limited.

David Craig
BEc CA

Independent Director

Mr Craig has been a non-executive AGL Director since May 2005. He is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Mr Craig is currently the Chief Financial Officer of the Australand Property Group. He was previously Global Transition Finance Leader of IBM's Business Consulting Services and Global Chief Financial Officer of PWC Consulting.

Carolyn Hewson
BEc (Hons) MA

Independent Director

Ms Hewson has been a non-executive AGL Director since 1996. She is a member of AGL's Audit & Risk Management and Health, Safety and Environment Committees.

Ms Hewson is a director of Westpac Banking Corporation (commenced in 2003). Her community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years, she was a director of CSR Limited (retired in 2005) and also a member of the Economic Development Board (South Australia).

Max Ould
BEc

Independent Director

Mr Ould has been a non-executive AGL Director since January 2004. He is a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Ould is a director of Pacific Brands Limited, Foster's Group Limited and Goodman Fielder Limited. He was previously Managing Director of National Foods Limited.

Graham Reaney
BCom CPA

Independent Director

Mr Reaney has been a non-executive AGL Director since 1988. He is Chairman of AGL's Audit & Risk Management Committee and a member of AGL's People and Performance and Health, Safety and Environment Committees.

Mr Reaney is Chairman of PMP Limited, a director of St George Bank Limited and a director of So Natural Foods Australia Limited. He retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of Industrial Equity Limited.

(b) **Senior management**

Details of AGL's senior management are set out below.

Greg Hayes

Chief Financial Officer

Mr Hayes is Chief Financial Officer of AGL.

He is Chairman of Great Energy Alliance Corporation Pty Limited which owns Loy Yang Power and was a director of NGC, a listed company in New Zealand in which AGL was, until December 2004, the majority shareholder.

Mr Hayes was previously Chief Financial Officer Australia and New Zealand for the Westfield Group, with responsibility for Westfield Holdings, Westfield Trust and Westfield America Trust. Prior to that he held senior management positions for nine years with Southcorp Limited.

He is a Chartered Accountant and holds a Masters of Applied Finance from Macquarie University.

Michael Fraser

Group General Manager Merchant Energy

Mr Fraser is Group General Manager Merchant Energy, with responsibility for AGL's wholesale gas and electricity portfolio and energy sales to major industrial and commercial customers. He is responsible for managing AGL's portfolio of generation plants, including 11 hydro electric generation plants in Victoria and New South Wales and the peaking plants at Somerton in Victoria and Hallett in South Australia. In addition, he is responsible for AGL's interests in the PNG Upstream Gas Project and the Sydney CSM Joint Venture.

Mr Fraser has more than 20 years' energy industry experience in a number of areas, including sales and marketing, trading, distribution, corporate services and regulatory management.

He holds a Bachelor of Commerce from the University of New South Wales. He is a Certified Practising Accountant and a Fellow of the Taxation Institute of Australia. He is Chairman of ActewAGL and Chairman of NEMMCO's Participants' Advisory Committee.

Ross Gersbach

Group Manager Infrastructure Investments

Mr Gersbach is Group Manager Infrastructure Investments, managing AGL's gas and electricity network assets (which includes a regulated asset base of $2.7 billion) and a number of AGL's energy investments, including representing AGL's interests in APC, which is developing the PNG Australian Pipeline.

Mr Gersbach joined AGL in 1986. He has had extensive experience in a range of senior roles within AGL, including in strategy and mergers and acquisitions.

He holds a Bachelor of Business degree, a Postgraduate Diploma in Finance and is a Certified Practising Accountant. He is a director of Elgas, Australian Pipeline Limited, the responsible entity of APT, and ActewAGL.

Mark Harper

Group General Manager Operations

Mr Harper is Group General Manager Operations, overseeing AGL's operations business. This business includes AGL's asset management and services business, Agility, with a workforce of 1,800 (including contractors) across 42 offices and depots. This business also covers the management and operation of pipelines, gas and electricity networks throughout Australia as well as the provision of asset management and services to an extensive list of infrastructure owners.

Mr Harper joined AGL in 1987. He has held a broad range of management roles in AGL, including in financial management, business development, information systems and energy sales.

He holds a Bachelor of Commerce from the University of New South Wales and is a Chartered Accountant. He is President of the Australian Pipeline Industry Association and a director of Great Energy Alliance Corporation Pty Limited and was previously a director of NGC.

Phil James

Group General Manager Retail Energy

Mr James is Group General Manager Retail Energy, managing AGL's 2.8 million customer accounts. The Retail Energy division is Australia's largest energy retailer and it supplies gas, electricity and energy related services to AGL's retail customer base in New South Wales, Victoria and South Australia.

Mr James has more than 30 years' experience in the Australasian energy markets gained primarily from his work in sales, marketing and operations roles. Immediately prior to his current role with AGL, he was the Chief Executive of NGC.

He holds a Postgraduate Diploma in Marketing and is a board member of ActewAGL and Elgas.

1.5 Key strengths

The key strengths of AGL are summarised below.

(a) **Strengths relating to Energy business**

(i) Leading retail position

As Australia's largest energy retailer, AGL has opportunities to extract scale advantages in advertising, marketing, sales, services and operations. With approximately 2.8 million energy customer accounts across south eastern Australia, AGL has a channel to market for additional energy related products and services. With full retail contestability scheduled in Queensland from 1 July 2007, it is anticipated AGL will be able to expand its market presence into Queensland.

(ii) Strong and diverse power generation portfolio

AGL's integrated power generation portfolio provides it with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets reduces reliance on third party competitors for electricity purchases, and provides AGL with influence over wholesale electricity costs, as well as providing opportunity for growth.

AGL's power generation portfolio includes gas fired peaking power stations located at Somerton in Victoria (150 MW) and Hallett in South Australia (180 MW). These peaking stations have fast-start capabilities, which allow them to come on-line quickly as required, in order to manage the demand from AGL's customers and the market generally.

Approximately half AGL's generation portfolio is comprised of fast-start peaking hydro assets, enabling these power stations to come on-line as quickly as required. These power generation plants are located primarily in Victoria and South Australia where the majority of AGL's retail customers are located and provide a substantial proportion of the peaking capacity required to meet peak demand for AGL's customers in the south eastern market.

(iii) Largest non-government owned renewable energy portfolio

AGL has the country's largest portfolio of non-government owned renewable energy generation assets, all of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long term requirements under the Australian Government's Mandatory Renewable Energy Target scheme.

(iv) Portfolio of long term gas supply contracts

AGL has long term gas supply contracts with producers across multiple Australian gas producing basins, which provide flexibility as well as security of supply.

(v) Growing upstream gas portfolio

AGL recently acquired a 10% interest in the PNG Upstream Gas Project and formed a 50/50 joint venture with Sydney Gas to develop CSM reserves in the Sydney Basin. With this growing presence in upstream gas markets, AGL is seeking to achieve growth, maintain its market competitiveness and increase the security of gas supply to its retail business.

(vi) Interest in Australia's largest LPG business

Through its 50% interest in Elgas, AGL participates in Australia's largest LPG business. Elgas distributes approximately 25% of Australia's LPG, and has the largest underground LPG storage facility in Australia, enabling it to manage the supply of this fuel better.

(b) **Strengths relating to Infrastructure business**

(i) Quality Australian energy infrastructure and services business

AGL has infrastructure assets in natural gas transmission and distribution and electricity distribution and generation. These assets are either natural geographic monopolies or businesses supported by long term energy supply contracts. AGL predominantly manages these assets through Agility.

(ii) Agility as an internal infrastructure manager

Agility forms a component of AGL's integrated business strategy. Agility's inclusion as part of AGL's business portfolio enables its technical know how and management expertise to be provided from within the business, rather than contracted to a third party operator. AGL incurs no fee leakage to external managers or operators.

(c) **General Strengths**

(i) Geographic and business diversity

AGL's interests are located across Australia, with energy networks in south eastern Australia, generation investments in NSW, Victoria, South Australia, Western Australia and Tasmania, and gas transmission pipelines spanning several states.

AGL is a diversified company on the basis of fuel source. It has interests and expertise in both electricity and gas infrastructure assets across the supply chain. Diversity of fuel assists AGL to manage the effects of variable weather conditions as well as providing a platform for further growth.

(ii) Longstanding business with industry experience

Over time, AGL has grown and evolved in response to new opportunities and challenges, evolving from a Sydney gas utility to become a leading company in the Australian energy industry. Since the deregulation and privatisation of energy markets commenced in Australia in the mid 1990s, AGL has demonstrated its ability to adapt to the opportunities provided by the changing market conditions.

AGL has also built, owned and operated infrastructure assets through its entire 168 year history, evolving with changing technology, regulation and market conditions.

With management and industry experience, AGL has the people, assets and capabilities to remain competitive in the markets in which it operates.

(iii) Experience in regulation

AGL's businesses have been subject to economic regulation since the early 1900s. Third party access to the NSW gas network had already been provided for under NSW legislation prior to the introduction of the national scheme. AGL has experience in regulatory resets in gas and electricity networks across various regulatory regimes and in pipeline regulation.

(iv) Attractive development projects

AGL has a strong history of developing significant energy assets. These include:

- the design and initial development of the Moomba to Sydney Pipeline (more than 1,000 km);
- the construction and development of Canberra's natural gas distribution network;
- the construction and development of numerous pipelines including Ballera to Mt Isa and the NSW to Victoria Interconnect;
- the development and construction of landfill and biogas fuelled generation and cogeneration projects in many states of Australia; and
- the development and construction of Hallett Gas Fired Power Station and Somerton Gas Fired Power Station.

AGL has a range of identified development projects which it proposes to pursue over the next five years that it considers will grow its asset base and deliver value to AGL Shareholders. These are summarised in the table on page 18.

The timing and cost of developing these projects will depend on the commercial circumstances existing at the relevant time. Sufficient detailed work has not yet been completed to accurately forecast the cost and commercial benefit of developing all these projects. Accordingly, there is no certainty that these projects will reach completion.

A more detailed description of these development projects (including their current status) is set out below.

Current development project	Details (including status)
Hallett Wind Farm	☐ On 31 January 2006, AGL announced that it would build Australia's largest wind farm (94.5 MW) at the Hallett site in South Australia. ☐ Construction is scheduled to commence in September 2006 with initial commissioning expected in December 2007. ☐ The wind farm is expected to be fully operational in March 2008.

Current development project	Details (including status)
Sydney CSM Project	☐ In November 2005, AGL announced the formation of a joint venture with Sydney Gas, an ASX listed company, to participate in the development and production of coal seam methane gas in the Sydney Basin. Concurrently, AGL entered into a 10 year gas supply contract for 14.5 PJ/a from the Camden Gas Project with an option to extend for a further 5 years. ☐ The investment is intended to provide AGL with secure and competitively priced gas supply from an existing gas project for the NSW market. ☐ This supply of gas may enable AGL to promote further gas market development activities including the advancement of gas fired generation opportunities in NSW. ☐ The investment also presents growth opportunities for AGL through the development of the CSM projects in the Hunter/Newcastle areas of NSW.
PNG Australian Pipeline Project	☐ On 16 January 2006, AGL provided an update on the PNG Australia Pipeline Project. AGL noted that the pipeline project remains on track to reach project sanction followed by financial close in the second half of 2006 consistent with the PNG Upstream Gas Project timetable. ☐ APC has previously announced a budget of $67 million for the FEED process which involves the physical design, route selection, engineering and deliverability of the PNG Australian Pipeline. ☐ Concurrent with FEED activities, APC has been negotiating the key commercial agreements to support the pipeline, clarifying the regulatory regime, developing its financing strategies and conducting due diligence. ☐ The work that is done during FEED is critical and will be used in the construction phase of the project in order to allow construction and procurement contracts to proceed to financial close. FEED does not guarantee the project will proceed, but, without it, the parties could not proceed to financial close.
Bogong Hydro Generation Project	☐ This project involves the addition of a new power station to the current hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. ☐ Development approval has been granted for the 130 MW Bogong project. Tender responses for the delivery of the project are due in May 2006. ☐ The financial viability of these projects continues to be assessed.

Current development project	Details (including status)
West Kiewa Hydro Generation Project	☐ This project involves an upgrade of one of the hydro generation assets acquired as part of the Southern Hydro acquisition in 2005. ☐ AGL has commenced the process to obtain the necessary approvals to proceed with this project. ☐ This project is expected to deliver an additional 12 MW and increased efficiencies to the West Kiewa Power Station. ☐ The financial viability of this project continues to be assessed.
Hallett Gas Power Generation Project	☐ In January 2006, AGL announced its intention to call for construction tenders for the proposed capacity expansion of the Hallett gas fired peaking plant. ☐ AGL has commenced the process to obtain the necessary approvals to proceed with this project. ☐ The financial viability of this project continues to be assessed.
Townsville Gas Power Generation Project	☐ In October 2005, AGL announced its intention to develop a gas fired Power Station at Townsville in Queensland. ☐ AGL has commenced the process to obtain the necessary approvals to proceed with this project. ☐ The Station is expected to deliver 370 MW of capacity and commissioning is planned to commence in 2009. ☐ The financial viability of this project continues to be assessed.
PNG Upstream Gas Project	☐ In February 2006, AGL announced it had achieved financial close on the agreement to acquire from Oil Search a 10% interest in the PNG Upstream Gas Project, together with a 11.9% interest in PDL2 (Kutubu) and 66.7% interest in PDL4 (Gobe) oil projects, including corresponding interests in gas and oil reserves, production and processing infrastructure. ☐ The PNG Upstream Gas Project, led by ExxonMobil as project operator, is progressing the project development activities which have been focussing on: – completing FEED activities for the base case development project; – securing sufficient gas sales contracts to achieve project sanction by the second half of 2006; and – progressing project financing activities for those participants that will pursue this form of funding.
Bluff Wind Farm Project	☐ AGL has development rights for a 45 MW wind powered generation at the Bluff site in South Australia. ☐ Development approval has been granted for this project. ☐ The financial viability of this project continues to be assessed.

Current development project	Details (including status)
Dollar and Macarthur Wind Farm Projects	☐ AGL has development rights for wind powered generation at these two sites. ☐ The process for obtaining the necessary permits for the sites is under way. Both projects have been through the required planning panel hearings and are currently awaiting state government approvals. ☐ The financial viability of these projects continues to be assessed.
Leafs Gully Stages 1 and 2	☐ In 2005, AGL secured an option over land in Leafs Gully, near Appin in NSW, with the intention of developing a staged gas fired power generation project on the site, commencing with a first stage of 300 MW. ☐ AGL has commenced the process to obtain the necessary approvals to proceed with this project. ☐ It is anticipated that Stage 1 of the Power Station will be operational by the end of 2009. ☐ The financial viability of this project continues to be assessed.
Sydney Water Recycling Project	☐ In March 2005, AGL worked with Sydney Water to produce a desktop study of the potential for recycled water in established areas of the Sydney Basin. ☐ In March 2006, AGL announced that the water-recycling consortium comprised by Agility and Veolia Water Australia had been short listed by the NSW Government for a project in Sydney's western suburbs. Should the consortium be successful, it is intended to develop a staged recycled water system across established areas in the Sydney region that could yield as much as 30 GL/a. ☐ At the date of this Bidder's Statement, AGL had not been advised of the outcome of the next stage of the NSW Government's process.

(v) Established alliances

Over the last decade, AGL has established alliances with Australian and international energy companies in order to develop or pursue investment opportunities. These include alliances with ACTEW Corporation, TEPCO, BOC, the PNG Gas Producers and Petronas.

1.6 Business strategy and outlook

AGL's business strategy covers its energy and infrastructure activities. In broad terms, its strategy includes:

Energy

- ☐ taking advantage of its position as one of Australia's largest purchasers of wholesale gas and electricity to develop upstream gas and power generation opportunities with a view to ensuring competitive wholesale energy costs, mitigating risk, obtaining economies of scale to improve cost efficiencies and achieving growth in existing and new markets as they open to competition. This includes participation in the PNG Upstream Gas Project;
- ☐ growing within its existing retail markets through continuing improvements in the knowledge of those markets and customer expectations, provision of a comprehensive range of gas and electricity products and related services and development of innovative energy solutions for large energy users;

- developing initiatives to rationalise systems and processes so as to improve service to customers; and
- expanding its retail base into new markets when the opportunities arise, including the Queensland residential segment when retail contestability is introduced from 1 July 2007; and

Infrastructure

- maintaining an efficient capital structure and cost of capital;
- managing its assets and businesses efficiently and achieving cost reductions where appropriate;
- growing and diversifying its asset base, services business and sources of income, including through the PNG Australian Pipeline Project and investing in contracted power stations across a range of fuel types; and
- internally managing and operating most of its transmission and distribution assets through Agility, thereby avoiding the need to pay external management or performance fees.

1.7 AGL's annual report, half year results and ASX announcements

The Concise Annual Report and Full Financial Report of AGL for the year ended 30 June 2005 were lodged with ASX on 14 September 2005.

The Half Year Results of AGL for the half year ended 31 December 2005 were lodged with ASX on 28 February 2006.

AGL is a company listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and Listing Rules. A list of AGL announcements which have been lodged with ASX since the end of AGL's financial year ended 30 June 2005 to the date immediately prior to the date of this Bidder's Statement is set out in Annexure C. This information may be relevant to your assessment of the Offer. For information concerning the financial position and affairs of AGL, you should refer to the full range of information that has been disclosed by AGL pursuant to these requirements.

Copies of the following documents may be obtained by contacting the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time) during the Offer Period:

- the Concise Annual Report and the Full Financial Report referred to above;
- the Half Year results referred to above; and
- the ASX announcements referred to above,

and will be provided to the person who made the request. Please note that, as required by the Corporations Act, calls to these numbers will be recorded.

Alternatively the above documents may be downloaded from the AGL website at www.agl.com.au.

Copies of all documents lodged with ASIC in relation to AGL may also be obtained from, or inspected at, an ASIC office.

2 Information about AGL Securities

2.1 AGL issued securities

(a) **AGL Shares**

As at the date of this Bidder's Statement, AGL has 455,910,464 AGL Shares on issue.

Section 2.2 contains further information about AGL Shares.

(b) **Substantial holders of AGL Shares**

As at the trading day immediately prior to the date of this Bidder's Statement, the following person has notified AGL that it has a relevant interest in more than 5% of AGL Shares:

Name	Number of AGL Shares	Percentage of AGL Shares on issue*
Alinta GH	90,904,997	19.939%

* As notified at the date of the relevant substantial holder notice.

(c) **Unvested rights under AGL LTIP**

As at the date of this Bidder's Statement, AGL has 816,678 unvested rights (**AGL LTIP Rights**) on issue under the AGL Long Term Incentive Plan (**AGL LTIP**).

Annexure F contains further information about the AGL LTIP.

2.2 Rights attaching to AGL Shares

The AGL Shares received as consideration under the Offer will be fully paid and rank equally with the existing AGL Shares.

AGL Shares are quoted on ASX.

An application will be made to ASX within seven days after the start of the Bid Period for official quotation of the AGL Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement should be taken to state or imply that the AGL Shares issued under the Offer will be quoted on ASX, but quotation is expected in the ordinary course as AGL is already admitted to the Official List of ASX.

The rights and liabilities attaching to ownership of AGL Shares arise from a combination of the AGL Constitution, statute, the Listing Rules and general law. The main rights and liabilities attaching to AGL Shares are summarised in Annexure E.

2.3 Trading of AGL Shares

The closing sale price of AGL Shares on ASX on 4 May 2006 (being the last trading day before the date of this Bidder's Statement) was $18.93.

The highest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $19.70. The lowest recorded sale price of AGL Shares on ASX in the four months before the last trading day before the date of this Bidder's Statement was $16.80.

The Figure below sets out the daily closing price of AGL Shares and daily volume of AGL Shares traded on ASX from 21 April 2005 to 21 April 2006.

AGL share price and Volumes Traded 21 April 2005 - 21 April 2006



Share price (cents)
20
19
18
17
16
15
14
13
12
Volume of shares traded (m)
40
35
30
25
20
15
10
5
0
21-Apr-05
21-May-05
21-Jun-05
21-Jul-05
21-Aug-05
21-Sep-05
21-Oct-05
21-Nov-05
21-Dec-05
21-Jan-05
21-Feb-05
21-Mar-05
21-Apr-05

2.4 Dividends

Since March 2004, AGL has paid the following dividends:

- an interim dividend of 29 cents per AGL Share (franked to 22 cents – 75.86%) on 26 March 2004;
- a final dividend of 31 cents per AGL Share (franked to 23 cents – 74.19%) on 24 September 2004;
- an interim dividend of 31 cents per AGL Share (franked to 28 cents – 90.32%) on 24 March 2005;
- a special dividend of 30 cents per AGL Share (franked to 27 cents – 90%) on 24 March 2005;
- a final dividend of 32 cents per AGL Share (100% franked) on 23 September 2005; and
- an interim dividend of 31 cents per AGL Share (100% franked) on 23 March 2006.

In addition, AGL returned share capital of 50 cents per AGL Share on 29 April 2005.

AGL anticipates that the total dividend from the Merged Group for the year ending 30 June 2007 will be at least 88.7 cents per AGL Share, assuming AGL has completed the acquisition of more than 90% (by number) of Alinta Shares by 1 July 2006.

Assuming that AGL is able to implement the Post Bid Demerger as outlined in Section 4.3, AGL anticipates that:

- AGL/Alinta Energy (which is the company that will own the combined energy businesses of AGL and Alinta) will target a dividend payment ratio of approximately 60% of net profit after tax;
- AGL/Alinta Infrastructure (which is the company that will own the combined infrastructure businesses of AGL and Alinta) will target a dividend payment ratio of approximately 100% of maintainable equity cash flows; and

- subject to available franking capacity, both companies will aim to pay fully franked dividends.

Notwithstanding the above, the payment of dividends by AGL/Alinta Energy and AGL/Alinta Infrastructure will be at the discretion of the boards of those companies. The level of dividends declared by the boards of those companies will be subject to a number of factors including the operating results, cash flows, franking and financial position of the companies, the general business environment, regulatory outcomes, ongoing capital expenditure and future funding requirements, potential growth opportunities, applicable law, and any other factors the respective boards consider relevant.

2.5 Summary of share and incentive plans

AGL has the following share and incentive plans for employees, executives and non-executive directors:

- the AGL Share Reward Plan;
- the AGL Share Purchase Plan;
- the AGL LTIP;
- the AGL Share Loan Plan; and
- the AGL Management Share Plan.

The terms of these plans are summarised in Annexure F.

3 Profile of Alinta Group

3.1 Disclaimer

The information in this Section 3 (other than in Section 3.6) on Alinta and the Alinta Group has been prepared based on a review of publicly available information (which has not been independently verified). AGL does not make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information on Alinta and the Alinta Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Alinta's businesses or Alinta's issued securities may be included in Alinta's target's statement in relation to the Offer which will be sent to you directly by Alinta.

3.2 Overview of Alinta

Headquartered in Perth, Alinta is an operator, manager and owner of energy assets. It is currently listed on ASX with a market capitalisation of approximately $2.9 billion and employs approximately 1,500 people throughout Australia and New Zealand.

The current business operations of Alinta can be categorised into the following.

(a) **Energy markets, wholesale and retail**

Alinta is a retailer of gas and electricity in Western Australia. Alinta is also a wholesaler of gas in Western Australia and the eastern Australia states (excluding Queensland), and a wholesaler of electricity in Victoria. Alinta also has an LPG extraction and sales contract with Wesfarmers.

(b) **Infrastructure asset ownership**

Alinta has varying levels of equity ownership in energy infrastructure assets located in Australia and New Zealand. The assets can be categorised as follows:

(i) **Electricity and gas distribution networks** – Alinta has ownership interests in:

- AlintaGas Networks (74%) – a Western Australian gas distribution network;
- Multinet (20%) – a Victorian gas distribution network; and
- UED (34%) – a Victorian electricity distribution network.

(ii) **Gas transmission pipelines** – Alinta has varying levels of direct and indirect ownership interests in gas transmission pipelines throughout Australia as follows:

- Dampier to Bunbury Natural Gas Pipeline (20%) – WA gas transmission pipeline; and
- via its 20% interest in AIH, indirect interests in the Goldfields Gas Pipeline, Queensland Gas Pipeline, Eastern Gas Pipeline, Tasmanian Gas Pipeline and the VicHub Interconnect.

(iii) **Power stations** – Alinta has the following ownership interests in power stations in Australia and New Zealand:

- via its 20% interest in AIH, indirect interests in the Newman Power Station, Port Hedland Power Station, Bairnsdale Power Station and Glenbrook Power Station; and
- through an alliance with Alcoa, ownership of a 140 MW cogeneration plant located at Alcoa's Pinjarra refinery in Western Australia, with development of a second 140 MW plant currently under construction and due for completion in 2006.

(c) **Asset operations and management**

Alinta has an asset operations and management business, with contracts over most of the infrastructure assets in which it holds an ownership interest. These activities are undertaken by the following wholly owned divisions:

(i) **Alinta Power Services (APS)** – APS manages power generation assets and associated businesses; and

(ii) **Alinta Asset Management (AAM)** – AAM manages energy distribution and gas transmission assets and businesses in which Alinta holds a direct or indirect equity interest and provides operational, construction, maintenance and management services for those assets and associated businesses and also for external customers.

(d) **Secondment services**

Alinta provides the secondment of management and staff to various entities within the AIH group of entities.

3.3 Publicly available information about Alinta

Alinta is listed on ASX and is obliged to comply with the continuous disclosure requirements of ASX.

The concise annual report and financial report of Alinta for the year ended 31 December 2005 was lodged with ASIC on 29 March 2006 and given to ASX on that date. The Alinta Bidder's Statement was lodged with ASIC on 31 March 2006 and given to ASX on that date.

A list of the ASX announcements made in relation to Alinta between 30 June 2005 and the date of this Bidder's Statement is set out in Annexure D.

Information about the Alinta Group (including copies of financial statements) may also be obtained from Alinta's website at www.alinta.net.au.

3.4 Alinta securities on issue

(a) **Alinta Shares**

According to documents provided by Alinta to ASX, as at 30 March 2006, Alinta had 262,081,831 Alinta Shares on issue. Alinta Shares are quoted on ASX.

According to documents provided by Alinta to ASX, as at the trading day immediately prior to the date of this Bidder's Statement, no entities had a relevant interest in more than 5% of Alinta Shares.

(b) **Alinta reset preference shares**

According to documents provided by Alinta to ASX, AGL understands that on 23 July 2003, Alinta issued 1,300,000 Alinta reset preference shares (**Alinta RePS**) with a face value of $100 each. Alinta RePS are quoted on ASX. A number of Alinta RePS have since been converted into Alinta Shares at the election of the holders of Alinta RePS. As at 30 March 2006, there were 604,831 Alinta RePS on issue.

AGL understands that in the event that the Offer becomes unconditional and AGL acquires a relevant interest in at least 50% of Alinta Shares or the Alinta Directors recommend the Offer, both Alinta and the holders of Alinta RePS will have the discretion, but not the obligation, to convert Alinta RePS into Alinta Shares. Holders of Alinta RePS also have a general right to convert their Alinta RePS into Alinta Shares at any time by giving notice to Alinta. During a period prior to the first reset date of 30 September 2006, Alinta has the option to convert all remaining Alinta RePS into Alinta Shares in accordance with the terms of the Alinta RePS.

Further details regarding the terms of Alinta RePS are set out in section 17.8 of the Alinta Bidder's Statement.

AGL's Offer extends to Alinta Shares that are issued on the conversion of Alinta RePS which are on issue on the Register Date. Refer to Section 8.4 for further details.

(c) Alinta Options

According to documents provided by Alinta to ASX, AGL understands that as at 24 April 2006, Alinta had one employee option plan in operation, being the Alinta Executive Option Plan.

Set out below is a summary of Alinta Options outstanding under the Alinta Executive Option Plan as at 30 March 2006 (based on the Alinta Bidder's Statement). Alinta Options are not quoted on ASX.

Grant Date of Alinta Options	Exercise Price of Alinta Options	Number of Alinta Options
5 March 2002	$3.6449	146,285
4 March 2003	$3.8645	573,500
8 May 2003	$4.5177	260,000
17 September 2003	$5.7609	75,000
25 March 2004	$6.0633	1,334,750
4 May 2005	$9.1774	3,443,013
1 December 2005	$11.1134	63,776
	Total	**5,896,324**

Based on documents provided by Alinta to ASX, AGL understands that Alinta Options may become exercisable as a result of the Offer in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), a holder of Alinta Options may exercise those Alinta Options at any time during the six months following the date on which the Offer becomes unconditional, provided that the options are exercised not more than 6 months after AGL acquires control of Alinta; or
- if, prior to the commencement of the exercise period for Alinta Options, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta that may adversely affect the rights of or value of benefits to holders of Alinta Options, and the Alinta Board gives the holders of Alinta Options notice of such determinations, a holder of Alinta Options may then exercise those options notwithstanding that the options would not otherwise be exercisable.

AGL's Offer extends to Alinta Shares that are issued on the exercise of Alinta Options which are on issue on the Register Date. Refer to Section 8.4 for further details.

3.5 Alinta employee share plans

According to documents provided by Alinta to ASX, AGL understands that as at 24 April 2006 Alinta had the following employee share plans:

- the Alinta Deferred Employee Share Plan (**Alinta DESP**); and
- the Alinta New Zealand Employee Share Plan (**NZESP**).

(a) Alinta DESP

The Alinta DESP allows employees to acquire Alinta Shares using pre tax salary on a voluntary basis.

Under the Alinta DESP, participants may not dispose of Alinta Shares held by the plan trustee on their behalf until the relevant performance, vesting or other requirements (if any) set out in the offer to participants are met, and a withdrawal notice of Alinta Shares from the Alinta DESP is approved by the plan trustee.

However, AGL understands that Alinta DESP participants may as a result of the Offer be entitled to lodge a withdrawal notice with the plan trustee to withdraw their Alinta Shares from the Alinta DESP (**Withdrawal Notice**) in the following circumstances:

- if the Offer results in AGL acquiring control of Alinta (within the meaning of the Corporations Act), the participant may lodge a Withdrawal Notice at any time during the 6 months following the date on which the Offer becomes unconditional; or
- if, prior to any time based vesting restrictions having been satisfied, the Alinta Board determines that there are circumstances which have occurred or are likely to occur which will result in significant changes to the structure or control of Alinta

which may adversely affect the rights of or value of benefits to Alinta DESP participants, and the Alinta Board gives those participants notice of such determination, then participants may lodge a Withdrawal Notice notwithstanding that their Alinta Shares would not otherwise be eligible to be withdrawn.

According to the Alinta Bidder's Statement, as at 30 March 2006, 563,197 Alinta Shares have been purchased under the Alinta DESP and not withdrawn.

(b) **NZESP**

According to the Alinta Bidder's Statement, in 2005 Alinta commenced the NZESP. The NZESP is a voluntary purchase plan allowing employees to acquire Alinta Shares using after tax salary. Alinta contributes NZ$0.50 for every NZ$1 contributed by the employee to a maximum of NZ$5,000 per employee per annum. The Alinta Shares purchased with the Alinta contribution must be held in the plan for one year before the employee is able to withdraw or sell these Alinta Shares.

AGL has not been able to determine from publicly available material the impact of the Offer on Alinta Shares held by employees under the NZESP.

3.6 AGL's interest in Alinta securities

(a) **AGL's relevant interest in Alinta securities**

As at the date of this Bidder's Statement, AGL did not have a relevant interest in any Alinta securities and had no voting power in Alinta.

Immediately before the first Offer was sent, AGL did not have a relevant interest in any Alinta securities and had no voting power in Alinta.

(b) **Acquisitions of Alinta Shares by AGL or Associates**

Neither AGL nor any of its Associates has provided (or agreed to provide) consideration for an Alinta Share under a purchase or agreement to purchase during the four months before the date of this Bidder's Statement.

Neither AGL nor any of its Associates has provided (or agreed to provide) consideration for an Alinta Share under a purchase or agreement to purchase in the period between the date of this Bidder's Statement and the date of the Offer.

3.7 Directors of Alinta

As at 24 April 2006, based on documents provided by Alinta to ASX, there were seven Alinta Directors:

- A J Howarth – Chairman and Non-Executive Director, AO, SFFin, FAIM, FAICD;
- R B Browning – Chief Executive Officer, BSc, MBA, MSc;
- F E Harris – Non-Executive Director, BComm, FCA, FAICD;
- T C Healey – Non-Executive Director, BEc, B Litt (Hons), PhD, FAICD;
- T R McMeckan – Non-Executive Director, BSc, MBA, FAICD;
- J H Poynton – Non-Executive Director, AM, BComm, SF Fin, FAICD, FAIM (Chairman elect); and
- M J Wilkins – Non-Executive Director, BCom, MBA, DLI, FCA.

4 AGL's Intentions

4.1 Overview

This Section 4 sets out AGL's intentions, on the basis of the facts and information concerning Alinta that are known to AGL, in relation to the following:

- the continuation of the businesses of Alinta;
- any major changes to the businesses of Alinta and any redeployment of the fixed assets of Alinta; and
- the future employment of the present employees of Alinta.

AGL's intentions as set out in this Section 4 represent the present intentions of AGL on the basis of the information, facts and circumstances that are known to AGL at the date of this Bidder's Statement. As set out in Section 4.2, AGL intends, if it acquires a relevant interest in more than 90% of Alinta Shares and becomes entitled to do so under the Corporations Act, to compulsorily acquire all outstanding Alinta Shares, Alinta RePS and Alinta Options and then to undertake a Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta from the combined energy businesses of AGL and Alinta.

Prior to implementing the other intentions set out in this Section 4, AGL will confirm these intentions against all material information, facts and circumstances available to it at the relevant time. Consequently, apart from the intention to undertake the Post-Bid Demerger referred to above, the intentions expressed in this Section 4 are AGL's current intentions only and may vary as circumstances require.

4.2 Intentions upon gaining control of more than 90% of Alinta Shares

AGL's intentions if it acquires a relevant interest in more than 90% of Alinta Shares are set out below.

Compulsory acquisition

If AGL becomes entitled to do so under the Corporations Act, it intends to dispatch notices seeking compulsory acquisition of all outstanding Alinta Shares in accordance with the provisions of the Corporations Act and to proceed with the compulsory acquisition of all outstanding Alinta RePS and Alinta Options in accordance with the provisions of the Corporations Act.

ASX listing

AGL intends to procure the removal of Alinta Shares from the Official List of ASX at the conclusion of the compulsory acquisition process.

Amendment to Alinta's Constitution

Alinta's Constitution contains provisions (**WA-Related Provisions**) which require:

- Alinta's head office to be located in Western Australia;

- a majority of the Alinta Directors to be ordinarily resident in Western Australia; and
- the chief executive officer of Alinta to be ordinarily resident in Western Australia.

The Gas Corporation (Business Disposal) Act 1999 (WA) (**Gas Corporation Act**) requires Alinta's Constitution to contain these provisions at all times. AGL proposes to discuss with the Western Australian Government whether the Gas Corporation Act could be amended to allow the WA-Related Provisions to be deleted from Alinta's Constitution or modified to provide for a management and corporate governance regime which recognises AGL's ownership of Alinta.

In the event that the Western Australia Government agrees to make such an amendment to the Gas Corporation Act, AGL will convene a meeting of Alinta Shareholders to consider a resolution which amends Alinta's Constitution consistent with the amendment to the Gas Corporation Act. AGL would vote all Alinta Shares held by it in favour of this resolution.

Directors

Until the amendment to Alinta's Constitution referred to above has become effective, AGL intends to reconstitute the Alinta Board so that it is comprised of a majority of directors who are ordinarily resident in Western Australia, with the remaining directors being some of the current directors of AGL.

If the amendment to Alinta's Constitution referred to above becomes effective, subject to the terms of Alinta's amended constitution, AGL intends to reconstitute the Alinta Board so that it is comprised of the seven current AGL Directors and six of the current Alinta Directors. Mark Johnson, AGL's Chairman, will act as Chairman of Alinta. Following this reconstitution of the Alinta Board, AGL intends to reconstitute the AGL Board so that it is comprised of six of the current AGL Directors and four of the current Alinta Directors. The remaining AGL Directors and Alinta Directors will act as alternates until the Post-Bid Demerger referred to in Section 4.3 is implemented. Mark Johnson will remain as Chairman of AGL.

Mr Paul Anthony will be the Chief Executive Officer and, when appointed, Managing Director of AGL until the Post-Bid Demerger is implemented. Mr Bob Browning will be invited to remain as Chief Executive Officer of Alinta until the Post-Bid Demerger is implemented.

AGL Shares held by Alinta subsidiary

Alinta GH, a wholly owned subsidiary of Alinta, currently holds approximately 19.9% of AGL Shares. It is a condition of AGL's Offer that none of these shares are disposed of by Alinta prior to the end of the Offer Period.

If Alinta and its subsidiaries become subsidiaries of AGL, then AGL will need to procure the disposal of those shares within 12 months after that event occurs in order to comply with the requirements of section 259D of the Corporations Act. AGL has not made a decision at this stage as to how it proposes to deal with the AGL Shares which are currently held by Alinta GH. The options open to AGL include seeking shareholder approval to cancel or buy back those shares or disposing of those shares by way of a rights issue or placement.

Interim arrangements pre-demerger

Until the Post-Bid Demerger is implemented, AGL intends to carry on the businesses of Alinta in the ordinary course and, subject to the matters referred to in this Section 4.2, does not propose to make any major changes to the businesses of Alinta or to redeploy any of the fixed assets of Alinta and proposes to continue the future employment of the present employees of Alinta.

During this period, AGL intends to carry on, manage and operate the businesses of Alinta as independent stand-alone businesses separate from the businesses of AGL using the assets, facilities and employees of Alinta but on the basis that the Chief Executive Officer of Alinta reports to the Chief Executive Officer of AGL.

During this period, AGL will carry on, manage and operate the Divestment Businesses referred to in Section 4.4 in accordance with the ACCC Undertakings.

Except as identified in this Section 4.2, no unusual transactions, such as major acquisitions or sales, are intended and it is intended that any business dealings between AGL and Alinta will be conducted on commercial arm's length terms. On the basis of the information presently known to it, AGL has no reason to believe that it will not be able to retain the existing employees of Alinta to carry on Alinta's businesses during this period.

4.3 Demerger of the combined businesses of AGL and Alinta

This Section 4.3 describes how AGL intends to undertake the Post-Bid Demerger of the combined infrastructure and services businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta. If implemented, the Post-Bid Demerger will result in two listed companies: AGL/Alinta Energy, which will own the combined energy businesses of AGL and Alinta, and AGL/Alinta Infrastructure, which is the current AGL and which will own the combined infrastructure and services businesses of AGL and Alinta. AGL will, subject to AGL Shareholder approval, change its name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The allocation of assets of the businesses of AGL and Alinta between the combined energy businesses of AGL and Alinta and the combined infrastructure and services businesses of AGL and Alinta will be made in accordance with the requirements of the ACCC Undertakings. A diagrammatic representation of what the two groups will look like if the Post-Bid Demerger is implemented is as follows.

	AGL/Alinta Infrastructure					
	Gas Distribution Networks	Electricity distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Asset Management/ Network services	Related Investments
AGL	NSW Gas Network ActewAGL Gas Network (50%) Gas [illegible]	Victorian electricity Network ActewAGL electricity Network (50%)	[illegible]	Wind powered generation Gas-fired power generation	Agility Infrastructure Services (except for APT contracts) Construction, operation and maintenance	[illegible]
Alinta	Alinta Gas Networks (74%) Multinet (20%)	United Energy (34%)	DBNGP (20%)	WA Cogen	AMS APS NPS Financial Services	Alinta Infrastructure Holdings (20%)

	AGL/Alinta Energy				
	Retail	Wholesale Electricity	Wholesale Gas	Related Investments	Asset Management/ Network Services
AGL	NSW Retail Network Vic Retail SA Retail ActewAGL Retail (50%)	Contract portfolio Gas-fired power generation Renewable power generation	Contract portfolio PNG Upstream Gas (10%) Sydney CSM Project (50%) HC Extractions	Australian Pipeline Trust (30%) Loy Yang Power (32.5%) PNG Australian Pipeline (50%)	Agility's APT contracts
Alinta	WA Retail	Alinta Sales	Wesfarmers LPG Alinta trading and marketing*		

* AGL has indicated to the ACCC that it will allocate Alinta's wholesale gas business in the Eastern states to AGL/Alinta Infrastructure or divest it to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

Mr Paul Anthony will be the Chief Executive Officer and Managing Director of AGL/Alinta Energy. Mr Bob Browning will be invited to become the Chief Executive Officer of AGL/Alinta Infrastructure.

Pre-demerger review

Once AGL has acquired 100% ownership of Alinta, it proposes to undertake, with Alinta's management, a detailed review of the assets and operations of Alinta including its material contract and joint venture arrangements and all relevant internal information which is available to it to enable it to assess the operational, commercial, taxation and financial implications of

implementing the Post-Bid Demerger. This review will also allow AGL to identify all the assets in the Alinta Group which are used in Alinta's energy businesses and to facilitate and assist AGL in determining the most efficient and effective way of achieving the transfer of those assets to AGL/Alinta Energy and ensuring that the Post-Bid Demerger is implemented efficiently and in a way which minimises disruption to the infrastructure and services businesses and energy businesses of AGL and Alinta.

AGL/Alinta Energy is intended to be the holding company of the group which will own the combined energy businesses of AGL and Alinta. It is the wholly owned subsidiary of AGL which currently owns and operates or which will at the relevant time own and operate AGL's energy businesses.

Internal transfer

AGL intends to procure the transfer of the ownership of Alinta's energy businesses to AGL/Alinta Energy. The precise steps which will need to be taken to facilitate the transfer of Alinta's energy businesses to AGL/Alinta Energy will only be finalised after AGL has conducted the review referred to above. However, on the basis of the information currently available to AGL, it is anticipated that:

- the transfer of Alinta's energy businesses will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title;
- AGL/Alinta Energy and Alinta will agree that the maximum amount that AGL/Alinta Energy will be able to recover against Alinta in respect of all claims is the aggregate purchase price paid by AGL/Alinta Energy for the relevant shares or assets comprising Alinta's energy businesses; and
- the transfer of Alinta's energy businesses will be funded by intercompany loans.

Any intercompany loans between members of the Alinta Group and AGL/Alinta Energy arising as a result of the transfer of Alinta's energy businesses to AGL/Alinta Energy will be settled by repayment in cash prior to the date upon which the Post-Bid Demerger is intended to be implemented. After the repayments have occurred, there should be no intercompany loans between any member of the AGL Group and any member of the Alinta Group.

AGL also intends to procure the transfer to AGL/Alinta Energy of all of the assets and undertaking of the AGL energy businesses which at that time have not been transferred to AGL/Alinta Energy. These transactions will be undertaken at book value in accordance with AIFRS and will not be on arm's length terms in that the only substantive warranties given will be warranties as to capacity and title. Further, AGL/Alinta Infrastructure and AGL/Alinta Energy will agree that the maximum amount that AGL/Alinta Energy will be able to recover against AGL in respect of all such claims is the aggregate purchase price paid by AGL Energy for the relevant shares or assets.

The transfer of the shares and assets which comprise AGL's energy businesses will be funded by intercompany loans. When these transfers have been completed, all intercompany debt between AGL/Alinta Energy and AGL and other members of the AGL Group will be consolidated into a single loan owing by AGL/Alinta Energy to AGL. This process will be completed prior to the date upon which the Post-Bid Demerger is intended to be implemented.

Capitalisation of AGL/Alinta Energy debt

Following the consolidation of all intercompany debt between AGL/Alinta Energy and AGL referred to above, AGL/Alinta Energy will issue to AGL a number of AGL/Alinta Energy Shares equal to the number of AGL Shares on issue at the record date for the purposes of the Post-Bid Demerger less the number of AGL/Alinta Energy Shares on issue at that date. AGL/Alinta Energy will direct AGL to apply the amount of the intercompany debt payable by AGL/Alinta Energy to AGL less any amount agreed between AGL and AGL/Alinta Energy (the Debt Amount) in consideration for the issue of those AGL/Alinta Energy Shares to AGL. The remainder of the intercompany debt will be repaid by AGL/Alinta Energy paying the Debt Amount to AGL shortly after the implementation of the Post-Bid Demerger (or by such later time as is agreed between AGL and AGL/Alinta Energy). AGL/Alinta Energy will obtain the funds to make this payment by drawing down funds under borrowing facilities which it will establish for this purpose.

Following the capitalisation of the intercompany debt, AGL and AGL/Alinta Energy will have the same number of ordinary shares on issue. After the capitalisation has occurred and AGL/Alinta Energy has paid the Debt Amount to AGL, there should be no intercompany loans between AGL/Alinta Energy and AGL or any other member of the AGL group other than balances relating to normal arm's length trading between group companies.

Application for listing of AGL/Alinta Energy

AGL will procure that an application is made to ASX for the admission of AGL/Alinta Energy to the Official List of ASX and for official quotation of all AGL/Alinta Energy Shares on ASX conditional upon the Court approving the Post-Bid Demerger pursuant to section 411(4)(b) of the Corporations Act. While AGL has no reason to believe that it will be unable to procure that AGL/ Alinta Energy is admitted to the Official List of ASX and granted official quotation for AGL/Alinta Energy Shares, these matters are subject to the approval of ASX.

Capital reduction and demerger scheme

The Post-Bid Demerger will be implemented by AGL undertaking a reduction of its capital and applying the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition of the AGL/Alinta Energy Shares to which the AGL Shareholder will be entitled under the scheme of arrangement referred to below.

The transfer of AGL/Alinta Energy Shares to AGL Shareholders in respect of the AGL Shares held by them at the record date for the purposes of the Post-Bid Demerger will be effected by way of a scheme of arrangement under which AGL will apply the entitlement of each AGL Shareholder to the reduction of capital amount as consideration for the acquisition by each AGL Shareholder of the AGL/Alinta Energy Shares to which that shareholder is entitled. Each AGL Shareholder will receive one AGL/ Alinta Energy Share for each AGL Share held on the record date for the purposes of the Post-Bid Demerger.

Finally, AGL Shareholders will be asked to approve a change of AGL's name to a name which the AGL Board considers is appropriate for the company's businesses at that time.

The reduction of capital will be conditional on both AGL Shareholders approving the Post-Bid Demerger and on implementation of the Post-Bid Demerger. This means that the capital reduction will not occur unless the Post-Bid Demerger and capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC. The change of name resolution will also be conditional on AGL Shareholders approving the Post-Bid Demerger and on the Post-Bid Demerger becoming effective. This means that AGL's name will not change unless the Post-Bid Demerger and the capital reduction are approved by AGL Shareholders and a copy of the Court order approving the Post-Bid Demerger is lodged with ASIC.

At the general meeting, AGL Shareholders will be asked to approve the reduction of capital resolution by a simple majority of votes cast on the resolution (in person or by proxy) and the change of name resolution by a special majority, that is, at least 75% of the votes cast on the resolution (in person or by proxy).

The AGL Directors will need to form the view that the reduction of capital is fair and reasonable to the company's shareholders as a whole and does not materially prejudice AGL's ability to pay its creditors.

The Post-Bid Demerger will need to be approved by a majority in number of AGL Shareholders voting (in person or by proxy) at the scheme meeting and who must together hold at least 75% of the votes cast on the resolution.

If approved, the scheme of arrangement itself will need to be confirmed by the Court before it can become effective.

4.4 Alternatives to demerger

AGL is not aware of any reason why the Post-Bid Demerger should not be able to be implemented. However, if the Post-Bid Demerger cannot be implemented, for whatever reason, AGL's intentions are set out below.

Divestment Businesses

If AGL is unable to implement the Post-Bid Demerger within nine months after the end of the Offer Period, AGL must comply with the undertaking it has given to the ACCC in connection with the Divestment Businesses. The Divestment Businesses comprise:

- AGL's 30% interest in APT; and
- Agility's contracts with APT under which Agility provides asset management and network services in relation to:
  - the Moomba to Sydney Pipeline;
  - the Goldfields Gas Pipeline;

- the Parmelia Pipeline;
- the Carpentaria Gas Pipeline;
- the Roma to Brisbane Pipeline;
- the Midwest Pipeline; and
- the Amadeus to Darwin Pipeline,

and sufficient assets and capability from Agility to operate and service these contracts.

In this event, AGL must use its best endeavours to divest the Divestment Businesses either through an initial public offering of shares in an entity whose businesses include or comprise the Divestment Businesses or by way of a trade sale to a purchaser who, among other things, is independent of the Merged Group and is not objected to by the ACCC.

In the period before the Divestment Businesses are divested AGL intends to carry on, manage and operate those businesses as stand-alone businesses separate from and independent of the businesses of AGL and the other businesses of Alinta in accordance with the requirements of the ACCC Undertakings and so as to ensure that the requirements of the ACCC Undertakings are complied with. AGL will only be entitled to have access to commercial and financial information of the Divestment Businesses for the purpose set out in the ACCC Undertakings.

AGL intends to comply with the requirements of the ACCC Undertakings.

Other businesses of AGL and Alinta

AGL intends to:

- combine the operational and administrative operations of Alinta's energy businesses with those of AGL's energy businesses and combine the operational and administrative operations of Alinta's infrastructure and services businesses with those of AGL's infrastructure and services businesses; and
- operate both the combined energy group and the combined infrastructure group as stand-alone businesses separate from and independent of the other, each having its own separate management, employees, facilities and assets.

The AGL Board is aware of the importance and recognition of the "Alinta" brand in Western Australia. Accordingly, AGL intends to carry on Alinta's retail gas and electricity businesses in Western Australia under the Alinta brand. However, other than in Western Australia, AGL's intention is to conduct the energy businesses of the Merged Group under the AGL brand.

While AGL will operate the combined energy and infrastructure and services businesses as separate business units within AGL, there are certain services, such as information technology, human resources and other corporate functions which each of the combined businesses will need. To eliminate duplication and minimise costs, the combined energy businesses and combined infrastructure and services businesses will share these services under an internal shared services agreement.

AGL will continue to implement the cost savings programs it has identified in Section 5.5(b)(iii).

As outlined in Section 5.5(d)(ii), AGL expects that in combining the energy businesses and infrastructure and services businesses it will be able to achieve synergies by rationalising corporate and services functions.

It may be that as a result of the implementation of the costs savings programs and combining the two groups as outlined above, the employment positions of some employees become redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements.

4.5 Intentions for Alinta as a partly owned subsidiary

This Offer is subject to a minimum acceptance condition that AGL acquires a relevant interest in more than 90% (by number) of all Alinta Shares. As AGL does not currently intend to waive this condition, it is not required to state what its intentions are concerning the businesses of Alinta in circumstances other than where it acquires a relevant interest in more than 90% (by number) of all Alinta Shares. In any event, AGL has not formed any intentions in the event that it acquires control but not full ownership of Alinta.

If AGL waives the 90% minimum acceptance condition, it will issue a supplementary bidder's statement outlining its intentions concerning the businesses of Alinta in circumstances where it obtains control but not full ownership of Alinta.

5 Financial Profiles

5.1 Financial profile of AGL Group

(a) Overview of pro forma AGL Group historical financial information

The income statement and balance sheet information for the AGL Group has been presented on an AIFRS basis for the half year ended 31 December 2005 and for the year ended 30 June 2005 for continuing operations (in each case excluding significant items). The significant items which have been excluded are set out in AGL's half year financial statements to 31 December 2005 and full year financial statements to 30 June 2005. The cash flow statements have been prepared on an AIFRS basis including significant items and including discontinued operations (including AGL's sale of its New Zealand business, NGC).

Figure 1 – Financial summary AGL Group continuing operations (excluding significant items)

Financial summary – AGL	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	2,086.7	3,876.1
EBITDA	462.4	781.1
EBIT	381.8	621.4
PAT	234.1	370.3
Net assets	4,675.0	
EPS (cents)	51.3	81.1
DPS (cents	31.0	63.0

Source: refer figure 4 and 5, Section 5.3

(b) AGL Group Pro forma consolidated historical financial information

Financial information relating to AGL stand alone, refers to AGL and its controlled entities on a consolidated basis and can be referenced, subject to adjustments relating to AGL's transition to AIFRS, to previously released results of AGL, with the income statements and balance sheet adjusted to reflect continuing operations and excluding significant items.

The following stand alone historical financial information relating to AGL has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);
- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6); and
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The AGL financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to the historical results of AGL are set out in the audited financial statements for the year ended 30 June 2005 and the audited half year report attached to the Appendix 4D for the half year ended 31 December 2005, both of which can be found on the AGL website at www.agl.com.au.

The AGL Group pro forma consolidated historical financial information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(c) Basis of preparation

AGL's accounting policies

The accounting policies adopted by AGL in the preparation of the financial information for the year ended 30 June 2005 and for the half year ended 31 December 2005 are as set out in the AGL 31 December 2005 half year report which can be found on the AGL website at www.agl.com.au. The accounting policies disclosed in the 30 June 2005 published financial statements were based on AGAAP. A reconciliation of the year ended 30 June 2005 AGAAP financial statements to AIFRS financial statements was included in the consolidated financial report for the half year ended 31 December 2005. The comparative results included in this half year financial report were also restated to AIFRS.

(d) Management commentary on historical results

Sections 5.1(c)(i) and 5.1(c)(ii) set out a summarised management discussion and analysis on the results of AGL and its controlled entities for the financial periods outlined in Section 5.1 with minimal reference to comparative periods. The objective of this section is to outline the commercial context of the financial information presented and to describe the environment in which AGL was operating during the periods under review. The information presented includes significant items some of which are discussed in this section. Whilst the financial information in the remainder of Section 5.1 (other than Sections 5.1(c)(i) and 5.1(c)(ii)) excludes significant items before tax, this section continues to refer to them to provide a more meaningful background to the results of the operations of AGL during those periods but it should not be inferred that they will occur in the future. To assist the reader, the following table sets out a complete list of pre tax significant items included in the AGL financial statements for the half year ended 31 December 2005 and the year ended 30 June 2005:

Figure 2 – Significant items

Significant items before tax	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Electricity Networks		
Write down of electricity assets	-	-231.1
Merchant Energy		
Other	0.2	-
Energy Investments		
APT tax consolidation	4.8	-
New Zealand business		
Sale of NGC	-	628.2
Property		
Sale of land at Breakfast Point	-	14.7
Remediation and rehabilitation	-	-6.1
Unallocated items		
Demerger costs	-9.8	-
Property rationalisation	-	-9.4

(i) **Half year ended 31 December 2005**

Review of operations[1]

The Gas Networks' earnings EBIT of $68.1 million was impacted by lower residential volumes largely due to warmer weather and the implementation of the regulatory final decision handed down by IPART in June 2005 effective 1 July 2005 which resulted in a real reduction in average tariff prices by 4.1% and contract prices by 15.3%.

Electricity Networks' EBIT of $47.7 million was assisted by higher customer usage which included an abnormally warm month in December 2005 as well as the impact of the normal regulatory increases in network tariffs that applied to the 2005 calendar year.

Agility's EBIT of $31.9 million was influenced by costs associated with the integration of the acquisitions of two Queensland electricity contractors. In excess of $100 million of additional third party work has further boosted Agility's order book.

Retail Energy's EBIT of $153.8 million resulted from lower electricity purchase costs despite the warm winter which reduced volumes.

Merchant Energy's EBIT of $34.4 million included an increased contribution from AGL's power generation business, including the LYP investment and a one month contribution from Southern Hydro acquired in November 2005.

Energy Investments' EBIT of $60.3 million included AGL's share of improved results from APT, ActewAGL, HC Extractions and Gas Valpo. The Elgas profit reduced during the period due to warmer weather which reduced volumes and increased margin pressure from continued high global LPG prices.

(ii) **Year ended 30 June 2005**

Review of operations[2]

The Gas Networks' EBIT of $132.4 million was affected by the warmest Sydney April and fifth warmest June in 144 years.

Electricity Networks' EBIT of ($152.3) (loss) million was affected by generally milder weather conditions throughout the year which reduced energy sales. This loss includes $231.1 million which was written off the carrying value of the Electricity Networks. This reassessment of fair value resulted from the tightening regulatory environment, particularly an unfavourable draft determination by the ESC on distribution charges for 2006 to 2010.

Agility's EBIT of $63.0 million benefited from a 6% increase in revenue and from cost saving initiatives.

AGL's energy sales and marketing business EBIT of $273.7 million[3] represented the combined Retail Energy and Merchant Energy business (which were only reported separately for the first time in the year beginning 1 July 2005). The result was impacted by an increasingly competitive environment, milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitory services following AGL's acquisition of Pulse Energy in 2002. LYP contributed $9.5 million for its first full year equity accounted contribution since it was acquired in April 2004.

Investments' EBIT of $94.0 million included: AGL's share of the APT result which improved due to the acquisition of the Goldfields Gas Transmission and Parmelia Pipelines in August 2004; a continued strong result from ActewAGL reflecting successful customer retention, lower operating costs and higher capital contributions revenue; Elgas EBIT was affected by warmer trading conditions in winter 2005 but this was offset by a stronger Australian dollar; HC Extractions' EBIT improved from favourable movements in the Saudi contract propane price; and Gas Valpo's EBIT was affected by the recommencement of gas restrictions from Argentina in the summer of 2005.

AGL sold its 66.05% interest in New Zealand business NGC, recording a pre-tax gain on sale of $628.2 million. AGL's consolidated EBIT included NGC's contribution from 1 July 2004 to 13 December 2004 (which amounted to $74.4 million).

1 Extracted from Appendix 4D for the half year ended 31 December 2005.
2 Extracted from Appendix 4E for the year ended 30 June 2005 and adjusted where appropriate for AIFRS changes.
3 Includes AGL's power generation business ($32.6 million).

(e) **Impact of Accounting Standard AASB 139 "Financial Instruments: Recognition and Measurement" ("AASB 139")**

Effect of AASB 139 on the pro forma financial information

AASB 139 requires all derivatives to be measured at fair value on the balance sheet regardless of the use of the derivative. AGL chose to apply the exemption allowed under AASB 1 "First Time Adoption of Australian equivalents to International Financial Reporting Standards" which permits entities not to apply the requirements of the recognition, measurement, presentation and disclosure standards for financial instruments for the comparative year ended 30 June 2005. As a result, the effects of AASB 139 are not reflected in the 30 June 2005 year financial statements.

AIFRS transitional effect of AASB 139 on AGL (1 July 2005)

AGL uses energy derivatives to help manage exposures to wholesale electricity and oil and gas price fluctuations. These energy derivatives are mainly classified as cash flow hedges and any resulting fair value movements are eligible, subject to compliance with strict documentation and designation criteria, to be accounted for through the balance sheet rather than through the income statement. AGL has systems in place to manage energy derivatives, although such systems cannot, by themselves, eliminate potential income statement volatility arising from the effects of AASB 139. Following the transition to AASB 139 from 1 July 2005, the effects of the accounting standard are reflected in the financial statements for the half year ended 31 December 2005.

5.2 Financial profile of Alinta Group

Figure 3 – Financial summary – Alinta Group continuing operations (excluding significant items)

Financial summary – Alinta Group	Half year ended 31 December 2005 $m	Year ended 30 June 2005 $m
Sales	599.7	919.9
EBITDA	139.0	211.1
EBIT	124.9	187.0
PAT	74.3	72.8
Net assets	1,161.3	
EPS (cents)	28.9	29.4
DPS (cents)	23.0[1]	48.0[2]

Source: refer Section 5.3

Notes:

1. Based on Alinta's proposed final dividend as per published data for the year ended 31 December 2005.
2. Based on Alinta's interim dividend from 2005 and final dividend from 2004 as per published data for the year ended 31 December 2005.

(a) **Alinta Group pro forma consolidated historical financial information**

Financial information relating to Alinta has been sourced from publicly available information. Where considered appropriate, AGL has adjusted certain Alinta financial information based on AGL's industry knowledge and expertise. These pro forma adjustments are described in the notes to the financial tables in Section 5.3. The primary sources of information on Alinta used by AGL were as follows:

- Alinta's annual reports for the years ended 31 December 2005 and 31 December 2004;
- Alinta's results presentations for the years ended 31 December 2005 and 31 December 2004;
- Alinta's Appendix 4E for the years ended 31 December 2005 and 31 December 2004;
- Alinta's financial reports for the half year ended 30 June 2005 and the half year ended 30 June 2004;
- Alinta's results presentation for the half years ended 30 June 2005 and 30 June 2004;
- press releases and ASX announcements made by Alinta; and
- Alinta's Bidder's Statement dated 31 March 2006 .

AGL has not had access to information on Alinta other than that which is available in the public domain. AGL has not had

access to the directors, management or staff of Alinta or to any Alinta budgets, work papers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Alinta. AGL does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

(b) **Alignment of Alinta financial year end**

AGL's financial year ends on 30 June while Alinta's ends on 31 December. The financial information presented in respect of Alinta in this Bidder's Statement has been converted to a year ended 30 June 2005 and a half year ended 31 December 2005. To achieve this, the following recalculations were performed on published Alinta financial information:

- a pro forma half year ended 31 December 2005 was prepared by subtracting from the Alinta financial information for the year ended 31 December 2005, the equivalent Alinta financial information for the half year ended 30 June 2005; and
- a pro forma year ended 30 June 2005 was prepared by adding:
  - the Alinta financial information for the half year ended 30 June 2005 (as published); and
  - a half year ended 31 December 2004 which was prepared by subtracting from the Alinta financial information for the year ended 31 December 2004, the equivalent Alinta financial information for the half year ended 30 June 2004.

(c) **Alinta Group pro forma consolidated historical financial information**

Reference to financial information relating to Alinta stand alone refers to Alinta and its controlled entities on a consolidated basis. The following stand alone historical financial information has been presented on an AIFRS basis:

- income statements and cash flow statements for the year ended 30 June 2005 (see Section 5.3, figures 4 and 6);
- income statements and cash flow statements for the half year ended 31 December 2005 (see Section 5.3, figures 4 and 6);
- balance sheet as at 31 December 2005 (see Section 5.3, figure 5)

after reflecting the pro forma adjustments detailed in Section 5.3.

The Alinta financial information has been prepared in an abbreviated form and in the AGL reporting presentation format. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act. Further details relating to Alinta's historical results are set out in the audited financial statements for the year ended 31 December 2005 and other financial information noted in Section 5.2.

The stand alone financial information relating to Alinta Group Pro Forma Consolidated Historical Financial Information has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(d) **Basis of preparation**

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the year ended 31 December 2005 are set out in its financial statements for that period which can be found at the ASX website www.asx.com.au. As described in Section 5.1(b), the 2005 year was the transitional year for the introduction of the AIFRS regime.

(e) **Management commentary on historical results**

Year ended 31 December 2005[1]

The following information on Alinta has been extracted from Alinta's Bidder's Statement dated 31 March 2006:

Alinta's energy markets division

Revenue growth of 22% was driven by Western Australian (WA) retail sales:

- growth in gas customer numbers of 5% to 540,000 from a strong housing market;
- the retail gas business performance achieving a 6% increase in gas sales volumes to 50.8PJ from an increase in customer numbers and a colder than normal year (experienced in WA); and
- Alinta commencing supply of electricity into the WA retail market in July 2005 with power sourced from the Alinta wind farm

1. This commentary has been extracted from the Alinta publicly available financial information for the year ended 31 December 2005. It has not been amended to reflect the restatement of Alinta's year end as outlined in Section 5.2(b).

and standby arrangements prior to the first cogeneration unit at Pinjarra coming on line in December 2005. Alinta's electricity base in WA grew to more than 1,000 customers during 2005.

The EBITDA margin fell from 9.8% in the year ended 31 December 2004 to 7.8% in the year ended 31 December 2005. EBITDA margins were impacted by the inclusion of $150.9 million (2004: $129.8 million) of revenue from the wholesale supply of energy at an EBITDA loss of ($12.1) million (EBITDA losses in the year ended 31 December 2004 were insignificant). The energy wholesale arrangements were put in place by the former owners of the ex-Duke Energy Pipelines (now owned by AIH). The EBITDA loss arises mainly from lower than anticipated gas sales growth from the Tasmanian gas reticulation network. The Tasmanian pipeline capacity sales are consistent with Alinta's expectations and plans have been implemented to reduce the size and duration of these losses. Excluding the impact of this wholesale agreement, retail EBITDA margins have remained stable at 9.9%.

WLPG

The Wesfarmers LPG contract operated on revised terms from 1 July 2005. Revenues from the WLPG contract fell by 14.4% to $74.8 million in the year ended 31 December 2005 reflecting a 30% reduction in LPG production to 221,000 tonnes, partially offset by the continued strength in world LPG prices (average price per tonne of US$433 in 2005 compared with US$350 in 2004).

The EBITDA contribution increased to $31.3 million for the year ended 31 December 2005. The EBITDA margin of WLPG was 42% on revenue of $74.8 million.

Alinta's energy distribution division

The performance of the WA gas network is driven by the same trends as the Alinta energy markets segment. Revenue growth of 4.5% was underpinned by growth in volumes of 4.9% to 32PJ, with the associated tariffs governed by a regulated access agreement.

The EBITDA margin improved from 70% to 73% reflecting the relatively stable cost structure of the business.

Alinta's asset management services division

The Alinta asset management division continues to be a major growth driver for Alinta with revenue increasing 27% to $474.7 million. Revenue growth has been underpinned by a number of new projects alongside the ongoing maintenance requirements:

- Alinta's network services business has developed and is managing the Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline. This $430 million expansion aims to increase the throughput of the pipeline by more than 100TJ/day. At present, the project is tracking in line with cost and time budgets. A further $1 million has been committed to the FEED of a potential Stage 5 expansion program that could see approximately $1.5 billion spent expanding the pipeline's capacity by 375TJ/day; and
- Alinta power services business has been managing the construction of the cogeneration units at Pinjarra throughout the year ended 31 December 2005. The status of these projects is discussed in 'Alinta's power generation division' below.

The EBITDA margin remained stable at 13%.

Alinta's power generation division

The financial performance of Alinta's power generation division is driven by Alinta's cogeneration units currently located at Alcoa's Pinjarra alumina refinery. Construction of unit 1 was substantially completed during the 2005 year. The commissioning process is currently nearing completion, and the plant has been operating at varying production levels, including lengthy periods of full output, since December 2005. Steam is also now being supplied to Alcoa. Once the commissioning process is fully complete, the plant is intended to consistently operate at full output.

Given the focus on construction rather than operating activities during the year ended 31 December 2005, the earnings impact of Alinta's power generation division was minimal, with revenue of $0.7 million and an EBITDA loss of ($2.8) million. The EBITDA result includes a $2.5 million write down of a compressor unit purchased for the Alcoa generation project.

Alinta's other income/EBITDA

Other income/EBITDA primarily relates to corporate costs. The expenses in the year ended 31 December 2005 were higher than for other periods predominantly due to transaction costs arising on potential acquisitions and on the divestment of AIH.

Transaction costs of $12.5 million were expensed in the year ended 31 December 2005 (2004: $2.1 million).

Share of net profit of associates

Alinta owns the following minority investments in infrastructure assets:

- 20% investment in AIH;
- 34% investment in United Energy;
- 20.1% investment in Multinet; and
- investment in the Dampier to Bunbury Natural Gas Pipeline of 7.4% as at 31 December 2005, with commitments to increase the investment to 20%.

In addition to the equity share of net profits from these investments, Alinta receives a $16.3 million preference dividend from United Energy that is treated as interest revenue in the financial statements. For the purposes of the pro forma results (in Alinta's Bidder's Statement), the dividend has been separately disclosed within total EBITDA as it forms part of the base returns derived from United Energy. All revenues from corporate, construction, operating and maintenance contracts associated with these assets are included in asset management services segment above.

Depreciation

Growth in depreciation reflects continued capital expenditure across a number of key segments:

- expansion activities within Energy Distribution, reflecting continued capital investment in the network primarily due to new connections arising from the buoyant housing market in WA; and
- further investment and commissioning of the Alcoa cogeneration units from late 2005 onwards.

5.3 Pro forma Merged Group historical financial information

(a) **General assumptions**

(i) The financial data presented is on an AIFRS basis for continuing operations only and excluding significant items with the exception of the cash flow statement which has been prepared on an AIFRS basis including significant items and including discontinued operations.

(ii) The acquisition of Alinta by AGL is assumed to achieve a 100% acceptance rate.

(iii) Where an acquisition has been made by the Merged Group during a financial period, the financial impact will reflect the contribution to the group between the acquisition date and the period end.

(iv) The pro forma Merged Group historical financial information contained in this Section 5.3 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) **Income statements – Pro forma Merged Group historical financial information**

Figure 4 – Pro forma Merged Group historical income statements

Pro forma Merged Group	Half year ended 31 December 2005			Year ended 30 June 2005		
	AGL[1] $m	Alinta[2] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group[6] $m
Continuing operations						
Revenue from ordinary activities[8]	2,086.7	599.7	2,686.4	3,876.1	919.9	4,796.0
Expenses from ordinary activities[8]	-1,670.2	-467.6	-2,137.8	-3,178.5	-718.4	-3,896.9
Equity accounted share of profits of associates and joint venture entities	45.9	6.9	52.8	83.5	9.6	93.1
Profit from ordinary activities before finance costs, depreciation and amortisation	**462.4**	**139.0**	**601.4**	**781.1**	**211.1**	**992.2**
Depreciation and amortisation	-80.6	-14.1	-94.7	-159.7	-24.1	-183.8
Profit from ordinary activities before finance costs	**381.8**	**124.9**	**506.7**	**621.4**	**187.0**	**808.4**
Finance costs	-55.1	-16.4	-71.5	-89.2	-67.9	-157.1
Profit from continuing operations before income tax expense	**326.7**	**108.5**	**435.2**	**532.2**	**119.1**	**651.3**
Income tax expense	-92.6	-34.2	-126.8	-161.9	-46.3	-208.2
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity	**234.1**	**74.3**	**308.4**	**370.3**	**72.8**	**443.1**
Earnings per share – excluding significant items						
EPS basic - continuing operations (cents)	51.3	28.9	7	81.1	29.4	7
DPS (cents)	**31.0**	**23.0**	7	**63.0**	**48.0**	7
Weighted average number of ordinary shares basic (millions)	**456.4**	**257.1**	7	**456.5**	**247.4**	7
Interest cover ratios						
EBITDA to interest (times)	**8.4**	**8.5**	**8.4**	**8.7**	**3.1**	**6.3**
EBIT to interest (times)	**6.9**	**7.6**	**7.1**	**7.0**	**2.8**	**5.1**

Notes:

1 AGL published data for the half year ended 31 December 2005 (continuing operations only and excluding significant items).

2 Refer Section 5.2(b).

3 There are no pro forma adjustments for the half year ended 31 December 2005.

4 AGL published data for the year ended 30 June 2005 (continuing operations only and excluding significant items).

5 Refer Section 5.2(b).

6 There are no pro forma adjustments for the year ended 30 June 2005.

7 Combined EPS and DPS have not been presented as their calculation will be dependent upon the capital structure of the Merged Group on which the AGL Board have yet to decide.

8 Revenue and expense numbers in the above figure do not reflect a reinstatement of inter-segment revenues and expenses eliminated on consolidation.

(c) **Balance sheets – *Pro forma* Merged Group historical financial information**

Figure 5 – Pro forma Merged Group historical balance sheets

Pro forma Merged Group	As at 31 December 2005			
	AGL[1] $m	Alinta[2] $m	Pro forma Adj. $m	Merged Group $m
Current assets				
Cash and cash equivalents	251.6	626.2	-477.0	400.8
Receivables	880.8	574.3	-239.4	1,215.7
Inventories	12.1	5.7	-	17.8
Financial assets	90.7	-	-	90.7
Other	76.1	3.9	-	80.0
Total current assets	**1,311.3**	**1,210.1**	**-716.4**	**1,805.0**
Non-current assets				
Receivables	118.1	124.5	-	242.6
Equity accounted investments	997.2	218.1	-	1,215.3
Property, plant, equipment and oil and gas rights	4,590.6	833.0	812.0	6,235.6
Intangible assets	2,379.6	120.5	1,533.5	4,033.6
Tax assets	247.2	-	-	247.2
Financial assets	90.2	-	-	90.2
Other	27.7	52.2	-	79.9
Total non-current assets	**8,450.6**	**1,348.3**	**2,345.5**	**12,144.4**
Total assets	**9,761.9**	**2,558.4**	**1,629.1**	**13,949.4**
Current liabilities				
Payables	488.6	150.0	52.0	690.6
Interest bearing liabilities	1,667.9	77.3	-1,525.5	219.7
Financial liabilities	191.8	-	-	191.8
Provisions	58.7	88.2	-	146.9
Current tax liabilities	77.3	91.9	-	169.2
Other	3.7	65.7	-	69.4
Total current liabilities	**2,488.0**	**473.1**	**-1,473.5**	**1,487.6**
Non-current liabilities				
Interest bearing liabilities	1,352.1	815.4	3,180.2	5,347.7
Financial liabilities	213.5	-	-	213.5
Provisions	48.3	2.8	-	51.1
Tax liabilities	979.4	95.4	-	1,074.8
Other	5.6	10.4	-	16.0
Total non-current liabilities	**2,598.9**	**924.0**	**3,180.2**	**6,703.1**

Figure 5 continued

Pro forma Merged Group	As at 31 December 2005 AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m
Total liabilities	5,086.9	1,397.1	1,706.7	8,190.7
Net assets	4,675.0	1,161.3	-77.6	5,758.7
Total equity	4,675.0	1,161.3	-77.6	5,758.7
Net debt to net debt plus equity (%)	37.2	18.8*	-	47.3

* Alinta's net debt to net debt plus equity increased to approximately 63% following the acquisition of 19.9% of AGL in February 2006 which was partly funded by $1,200 million in debt.

Notes:

1 AGL published data for the half year ended 31 December 2005;

2 Refer Section 5.2(b);

3 Pro forma adjustments (Alinta adjustments sourced from the Alinta's Bidder's Statement dated 31 March 2006) include the following items:

- cash reduction includes: $572 million paid in February 2006 by Alinta for its investment in AGL; $49.1 million final dividend paid by Alinta for the year ended 31 December 2005 net of $11.1 million from the application of the dividend reinvestment plan; $1.7 million worth of Alinta reset preference share dividends paid in February 2006; $236.4 million of cash received by Alinta from AIH net of fees being receipt of a deferred settlement payment on the sale of assets to AIH; $141.3 million of interim dividends paid by AGL in March 2006 in respect of the year ending 30 June 2006 and Alinta's receipt of its share of this interim dividend ($28.1 million) and $22.6 million cash received in respect of ordinary shares issued by Alinta post 31 December 2005;
- receivables reduction is in respect of the cash received by Alinta from AIH for the deferred settlement on asset sales to AIH. No pro forma adjustment has been made in respect of the one-off fees incurred of $3 million (noted above);
- the increase in property, plant, equipment and oil and gas rights represents AGL's investment of 10% in the PNG Upstream Gas Project of $580 million. The remaining $232 million represents the fair value attributed to PP&E on acquisition of Alinta (refer Section 5.3(f) for further details);
- the increase in intangibles represents the excess of purchase price over the fair value of identifiable net assets on acquisition of Alinta (refer Section 5.3 (f) for further details) by AGL;
- the investment made by Alinta in AGL totalling $1,772 million does not appear as it eliminates on the consolidation of the Merged Group;
- the increase in payables of $52 million reflects the contingent payment on the PNG Upstream Gas Project;
- the decrease in current interest bearing liabilities reflects a reclassification of the $1,452.2 million of debt raised to acquire Southern Hydro (refer below) and a reduction of $73.3 million in connection with a conversion of Alinta's reset preference shares to ordinary shares on acquisition of Alinta; and
- the increase in non-current interest bearing liabilities represents the reclassification from current interest bearing liabilities of the $1,452.2 million of debt raised to acquire Southern Hydro. This debt has been refinanced in February 2006 with a syndicated bank loan with an average of 3.25 years repayment term and accordingly has been reclassified from current to non-current. This is on the assumption that the Merged Group is subsequently demerged into separate infrastructure and energy businesses. Should the demerger not proceed, the existing debt will be repayable in November 2006 although AGL would then seek to refinance the debt to achieve a similar average maturity profile. Also included is the $528 million for the PNG Upstream Gas Project and the $1,200 million additional debt raised by Alinta to fund its 19.9% acquisition in AGL. For the purposes of the pro forma adjustments, it is assumed that the shares held by Alinta in AGL will be cancelled and the related debt raised by Alinta to fund that acquisition would remain as a non-current liability. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL shares that are held by Alinta.

(d) **Cash flow statements – Pro forma Merged Group historical financial information**

Figure 6 – Pro forma Merged Group historical cash flow statements

Pro forma Merged Group	Half year ended 31 December 2005				Year ended 30 June 2005[6]		
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group $m
Cash flows from operating activities							
Receipts from customers	2,494.4	660.9	-	3,155.3	4,842.3	1,101.1	5,943.4
Payments to suppliers and employees	-2,149.5	-478.0	-	-2,627.5	-4,139.5	-811.0	-4,950.5
Dividends received	46.5	5.9	-	52.4	92.7	7.9	100.6
Interest received	13.2	30.9	-	44.1	25.0	46.0	71.0
Finance costs paid	-54.5	-76.4	-	-130.9	-116.1	-123.9	-240.0
Income tax paid	-106.4	-21.5	-	-127.9	-147.0	-97.0	-244.0
Net cash provided by operating activities	**243.7**	**121.8**	**-**	**365.5**	**557.4**	**123.1**	**680.5**
Cash flows from investing activities							
Payment for property, plant, equipment and oil and gas rights	-186.2	-103.9	-528.0	-818.1	-197.5	-102.4	-299.9
Payment for investments	-	-65.6	-1,772.0	-1,837.6	-22.0	-23.4	-45.4
Payment for intangible assets	-	-12.1	-	-12.1	-0.2	-11.5	-11.7
Payment for purchase of controlled entities	-1,461.2	-	-	-1,461.2	-19.0	-	-19.0
Loans advanced	-5.6	-	-	-5.6	-18.2	-	-18.2
Proceeds from sale of property, plant and equipment	0.6	-	-	0.6	47.4	1.3	48.7
Proceeds from disposal of investments	-	-	-	-	1.1	1.1	2.2
Proceeds from sale of controlled entities	-	336.8	-	336.8	777.8	147.1	924.9
Proceeds from loan repayments	0.2	-	236.4	236.6	20.1	-	20.1
Net cash (used in) provided by investing activities	**-1,652.2**	**155.2**	**-2,063.6**	**-3,560.6**	**589.5**	**12.2**	**601.7**
Cash flows from financing activities							
Proceeds from issue of shares	-	4.6	33.7	38.3	-	16.8	16.8
Capital return	-	-	-	-	-228.7	-	-228.7
Payment for share buy-back	-14.0	-	-	-14.0	-	-	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings	1,625.4	636.8	1,728.0	3,990.2	445.4	432.5	877.9
Payment for deferred borrowing costs	-	-1.1	-	-1.1	-	-	-
Repayment of borrowings and hedge payments on foreign currency borrowings	-182.6	-558.8	-	-741.4	-539.2	-378.1	-917.3
Share issue costs	-	-	-	-	-	-14.3	-14.3
Dividends paid	-146.0	-44.4	-175.1	-365.5	-448.6	-94.3	-542.9
Net cash provided by (used in) financing activities	**1,282.8**	**37.1**	**1,586.6**	**2,906.5**	**-771.1**	**-37.4**	**-808.5**

Pro forma Merged Group	Half year ended 31 December 2005				Year ended 30 June 2005[6]		
	AGL[1] $m	Alinta[2] $m	Pro forma Adj[3] $m	Merged Group $m	AGL[4] $m	Alinta[5] $m	Merged Group $m
Net increase (decrease) in cash held	-125.7	314.1	-477.0	-288.6	375.8	97.9	473.7
Cash at the beginning of the financial period	377.0	312.8	-	689.8	1.4	214.4	215.8
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.3	-0.7	-	-0.4	-0.2	0.5	0.3
Cash at the end of the financial period	251.6	626.2	-477.0	400.8	377.0	312.8	689.8

Notes:

1 AGL published data for the half year ended 31 December 2005.

2 Refer Section 5.2(b).

3 Pro forma adjustments include the following items:

- payment for property, plant, equipment and oil and gas rights represents AGL's investment in the PNG Upstream Gas Project ($528 million);
- payments for investments represents Alinta's 19.9% investment in AGL ($1,772 million);
- proceeds from loan repayments are the receipt by Alinta of the AIH receivable ($236.4 million, net of fees);
- proceeds from issue of shares represents Alinta's assumed dividend reinvestment ($11.1 million) and $22.6 million in respect of ordinary shares issued by Alinta post 31 December 2005;
- proceeds from borrowings represent the debt raised by AGL to invest in the PNG Upstream Gas Project $528 million and the debt raised by Alinta to fund its 19.9% investment in AGL ($1,200 million); and
- dividends paid represent AGL's interim dividend of $113.2 million (gross dividend $141.3 million less the AGL dividend received by Alinta of $28.1 million (refer figure 5, note 3)) and Alinta's final dividend of $60.2 million net of dividend reinvestment and Alinta's preference share dividend of $1.7 million.

4 AGL published data for the year ended 30 June 2005.

5 Refer Section 5.2(b).

6 There are no pro forma adjustments made for the year ended 30 June 2005.

(e) Accounting policy difference note

An analysis has been undertaken of Alinta's accounting policies as compared with those of AGL. No significant differences were identified that would have a material impact on the integrity of the financial information presented in this section.

(f) Value of AGL's Offer

Ultimately, the value of AGL's Offer will depend on the AGL Share price. For the purposes of calculating AGL's acquisition cost of Alinta, the following assumptions have been made.

AGL will acquire all of Alinta's issued capital inclusive of outstanding reset preference shares and options, equating to approximately 275 million shares by offering 0.564 AGL Shares for each Alinta Share. This equates to the issue of approximately 155 million AGL Shares at a price of $19.14 (as per AGL Offer of 13 March 2006 less the dividend paid on 23 March 2006 of 31 cents per share) totalling $2,969 million. Based on Alinta's pro forma net assets of $1,203.5 million this gives rise to an excess amount of $1,765.5 million which has been attributed to an increase in the fair value of property, plant, equipment and oil and gas rights totalling $232.0 million and intangible assets of $1,533.5 million.

Following the completion of AGL's Offer, work will commence to finalise the assignment of these fair values to the Alinta Group's identifiable assets, liabilities and contingent liabilities. For this reason, the accounting entries for the acquisition by AGL have been determined provisionally by allocating the full difference between fair value and book value to property, plant, equipment and oil and gas rights and intangible assets in the financial information presented in this statement.

5.4 Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure

(a) Basis of preparation

Presented in this Section 5.4 is financial information showing the Merged Group separated into an infrastructure business (AGL/Alinta Infrastructure) and an energy business (AGL/Alinta Energy). This is provided to facilitate a view of the financial information relating to the two separate businesses. In the circumstance where AGL is successful in its intentions to undertake

the Post-Bid Demerger of the combined infrastructure businesses of AGL and Alinta and the combined energy businesses of AGL and Alinta, as further outlined below and in Section 4.

Relevant pro forma adjustments have been made to present the AGL/Alinta Energy and AGL/Alinta Infrastructure businesses separately. The following pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure financial information has been presented:

- income statements for AGL/Alinta Energy for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);
- income statements for AGL/Alinta Infrastructure for the half year ended 31 December 2005 and the year ended 30 June 2005 (figure 7);
- balance sheet for AGL/Alinta Energy as at 31 December 2005 (figure 8); and
- balance sheet for AGL/Alinta Infrastructure as at 31 December 2005 (figure 8),

after reflecting the pro forma adjustments detailed in figures 7 and 8.

This financial information has been prepared in an abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

The financial information outlined in this Section 5.4 has been reviewed by the Investigating Accountant and its report is included in Annexure A.

(b) **AGL's intentions**

AGL seeks to acquire a relevant interest in more than 90% (by number) of Alinta's shares and to then compulsorily acquire all outstanding Alinta Shares, Alinta reset preference shares and Alinta Options. AGL then intends to undertake the Post-Bid Demerger.

Information in this Section 5.4 should not be interpreted to suggest that AGL will be successful in its intention to undertake the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Federal Court of Australia. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

Regardless of whether AGL's intention of a Post-Bid Demerger is effected, AGL intends to operate the AGL/Alinta business as two distinct business units consistent with the information set out in Section 5.4.

(c) **Income statements – Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure**

Figure 7 – Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure income statements

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure	Half year ended 31 December 2005			Year ended 30 June 2005		
	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m	Merged Group[1] $m	AGL/ Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m
Continuing operations						
Revenue from ordinary activities[6]	2,686.4	2,264.3	638.8	4,796.0	4,123.7	1,116.8
Expenses from ordinary activities[6]	-2,137.8	-2,005.2	-349.3	-3,896.9	-3,740.4	-601.0
Equity accounted share of profits of associates and joint ventures entities	52.8	34.4	18.4	93.1	60.6	32.5
Profit from ordinary activities before finance costs, depreciation and amortisation	**601.4**	**293.5**	**307.9**	**992.2**	**443.9**	**548.3**
Depreciation and amortisation	-94.7	-26.4	-68.3	-183.8	-48.5	-135.3

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure	Half year ended 31 December 2005			Year ended 30 June 2005		
	Merged Group[1] $m	AGL/Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m	Merged Group[1] $m	AGL/Alinta Energy[2] $m	AGL/Alinta Infrastructure[3] $m
Profit from ordinary activities before finance costs	**506.7**	**267.1**	**239.6**	**808.4**	**395.4**	**413.0**
Finance costs[4]	-71.5	35.2	-106.7	-157.1	-66.4	-90.7
Profit from continuing operations before income tax expense	**435.2**	**302.3**	**132.9**	**651.3**	**329.0**	**322.3**
Income tax expense[5]	-126.8	-84.7	-42.1	-208.2	-92.1	-116.1
Profit after income tax expense from continuing operations attributable to shareholders of the parent entity[7]	**308.4**	**217.6**	**90.8**	**443.1**	**236.9**	**206.2**

Notes:

1 Refer Section 5.3 (b) and note 6 below.

2 In arriving at the pro forma AGL/Alinta Energy business, the AGL business segments included were: Retail Energy, Merchant Energy, the ActewAGL retail partnership, APT and associated management contracts, Elgas, HC Extractions and a 70% share of AGL's unallocated items. The Alinta business segments included were: Alinta's power generation business, Energy Sales, Investments and a 30% share of Alinta's unallocated items.

3 In arriving at the pro forma AGL/Alinta Infrastructure business, the AGL business segments included were: Gas Networks, Electricity Networks, Agility, ActewAGL distribution partnership, Gas Valpo, Property, Telecommunications and a 30% share of AGL's unallocated items. The Alinta business segments included were: WLPG, Energy Distribution, Asset Management Services and a 70% share of Alinta's unallocated items.

4 The AGL/Alinta Energy finance costs for the half year ended 31 December 2005 were derived as follows:

- cash of approximately $1.9 billion to be used to fund the acquisition of Southern Hydro and the PNG Upstream Gas Project by AGL Energy has been assumed to be on deposit from 1 July 2005 to the date of finalising the acquisitions. In addition AGL Energy is assumed to maintain throughout the year the level of net debt consistent with the Original AGL Demerger ($296.0 million);
- Alinta Energy net debt has been sourced from Alinta's Bidder's Statement; and
- the AGL/Alinta Infrastructure finance costs as at 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance costs allocation described above.

The Merged Group finance costs for the year ended 30 June 2005 have been allocated based on the respective net debt positions of the AGL and Alinta energy and infrastructure businesses at that date. The AGL Energy net debt is assumed to be at the same level as described in the Original AGL Demerger ($296.0 million). Alinta Energy net debt (based on 31 December 2005 data) has been sourced from Alinta's Bidder's Statement. The AGL/Alinta Infrastructure finance costs for the half year ended 31 December 2005 is calculated as the remainder of the Merged Group finance costs less the AGL/Alinta Energy finance cost allocation described above.

5 Income tax expense for the Energy business was calculated on the profit from continuing operations before income tax expense at an effective tax rate of 28%. The Infrastructure income tax expense is the Merged Group income tax expense less the Energy business calculated amount after adjusting for the tax effect of significant items and the significant items arising from tax consolidation of $52.9 million in the half year to 31 December 2005 and $64.8 million in the year to 30 June 2005. Details of these significant items are included in the financial reports of the respective periods.

6 Revenue and expense numbers for AGL/Alinta Energy and AGL/Alinta Infrastructure reflect the reinstatement of inter-segment revenues and expenses that would become external on separation. Alinta revenue and expense numbers for the Alinta energy and infrastructure operations were sourced from Alinta published data for these demerged entities (refer Section 5.2) and it has been assumed that any necessary reinstatement has occurred. These intersegment transactions are eliminated on consolidation of the Merged Group result and as a result the aggregation of the AGL/Alinta Energy and AGL/Alinta Infrastructure revenue and expense numbers will exceed the group total.

7 AGL/Alinta Energy and AGL/Alinta Infrastructure PAT analysis is summarised in the following table:

PAT analysis	Half year ended – 31 December 2005 $m	Year ended – 30 June 2005 $m
PAT – AGL Energy	192.1	223.5
PAT – Alinta Energy	25.5	13.4
PAT – AGL/Alinta Energy	217.6	236.9
PAT – AGL Infrastructure	42.0	146.9
PAT – Alinta Infrastructure	48.8	59.3
PAT – AGL/Alinta Infrastructure	90.8	206.2

(d) **Balance sheets – Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure**

Figure 8 – Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure balance sheets

Pro forma AGL/Alinta Energy and pro forma AGL/Alinta Infrastructure	As at 31 December 2005		
	Merged Group[1] $m	AGL/Alinta Energy $m	AGL/Alinta Infrastructure $m
Current assets			
Cash and cash equivalents[4]	400.8	275.5	125.3
Receivables	1,215.7	1,097.8	117.9
Inventories	17.8	11.8	6.0
Financial assets	90.7	87.0	3.7
Other	80.0	59.8	20.2
Total current assets	**1,805.0**	**1,531.9**	**273.1**
Non-current assets			
Receivables	242.6	242.2	0.4
Equity accounted investments	1,215.3	556.8	658.5
Property, plant, equipment and oil and gas rights	6,235.6	2,010.7	4,224.9
Intangible assets	4,033.6	2,673.2	1,360.4
Tax assets	247.2	165.7	81.5
Financial assets	90.2	78.6	11.6
Other	79.9	67.3	12.6
Total non-current assets	**12,144.4**	**5,794.5**	**6,349.9**
Total assets	**13,949.4**	**7,326.4**	**6,623.0**
Current liabilities			
Payables	690.6	563.7	126.9
Interest bearing liabilities[4]	219.7	3.4	216.3
Financial liabilities	191.8	191.8	-
Provisions	146.9	118.1	28.8
Current tax liabilities	169.2	121.5	47.7
Other	69.4	67.8	1.6
Total current liabilities	**1,487.6**	**1,066.3**	**421.3**
Non-current liabilities			
Interest bearing liabilities[4]	5,347.7	1,702.5	3,645.2
Financial liabilities	213.5	184.2	29.3
Provisions	51.1	24.6	26.5
Tax liabilities	1,074.8	242.1	832.7
Other	16.0	15.4	0.6
Total non-current liabilities	**6,703.1**	**2,168.8**	**4,534.3**
Total liabilities	**8,190.7**	**3,235.1**	**4,955.6**
Net assets	**5,758.7**	**4,091.3**	**1,667.4**

Notes:

1 Refer Section 5.3, figure 5.

2 Refer Section 5.4(c), note 2.

3 Refer Section 5.4(c), note 3.

4 Net debt for AGL/Alinta Energy is based on the aggregate of the net debt for Alinta's Energy segments (per Alinta Bidder's Statement) and net debt of $296 million (comprising cash and cash equivalents of $9.4 million less interest bearing liabilities of $305.4 million) in respect of the AGL Energy segments.

5.5 Forecasts

(a) Overview

The Original AGL Demerger plan involved the separation of AGL's energy and infrastructure businesses by way of a demerger to create two distinct and stand alone business entities, AGL Energy and AGL Infrastructure. Notwithstanding that the physical separation of these businesses has not occurred, AGL has internally restructured to enable its energy and infrastructure businesses to be managed and reported as separate businesses. Should the AGL Offer be successful, AGL intends to seek shareholder approval to demerge the Merged Group into separate energy and infrastructure entities. As a result, AGL considers that the most appropriate way to present the financial profiles for AGL, Alinta and for the Merged Group is to show the consolidated information as well as the separation into energy and infrastructure businesses.

Information in this Section 5.5 should not be interpreted to suggest that AGL will be successful in implementing the Post-Bid Demerger. This is because the success or otherwise of the Post-Bid Demerger will require the approval of AGL Shareholders and the Court. It will also require ASX to agree to the admission of AGL/Alinta Energy to the Official List of ASX. Alinta Shareholders are encouraged to closely review Section 4.3 which contains further details of AGL's intention to implement the Post-Bid Demerger, including the various approvals that will be required for the demerger to be achieved.

AGL's business composition as presented in the Original AGL Demerger proposal has been adjusted to reflect the business structures as set out in Section 4 of this Bidder's Statement. This means that the financial information presented in this Section 5.5 reflects the inclusion of the following businesses in AGL Energy rather than AGL Infrastructure:

- AGL's 30% investment in APT; and
- the Agility asset management contracts relating to APT.

The financial information in this Section 5.5 has been prepared to show the financial profile of:

- AGL and its energy and infrastructure businesses;
- Alinta and its energy and infrastructure businesses; and
- the pro forma Merged Group including separation into energy and infrastructure businesses.

The pro forma forecast financial information has been prepared on the basis that AGL acquires 100% of Alinta on 1 July 2006. The forecast income statements for AGL, Alinta and the Merged Group are presented before significant items, which will include costs incurred by AGL relating to the Original AGL Demerger proposal and the AGL Offer and in considering the Alinta Bid and costs incurred by Alinta relating to the Alinta Bid and in considering the AGL Offer. Relevant pro forma adjustments have been made to present the financial information for the Merged Group.

The pro forma forecasts provided in this Section 5 have been reviewed by the Independent Reviewer of Directors' Forecasts and its report is contained in Annexure B.

(b) AGL stand alone forecasts

The financial forecasts for AGL for the 2006 financial year reflect AGL's actual half year result to 31 December 2005 and a forecast for the six months to 30 June 2006. In preparing forecasts for the second half of the 2006 financial year and for the 2007 financial year, AGL has considered its actual operating results and trading conditions for the three months to 31 March 2006.

The 2007 financial year is considered the most appropriate year on which to base financial analysis of the AGL businesses as it reflects:

- the first full year contribution from the Southern Hydro power generation assets;
- the first full year contribution from the 10% interest in the PNG Upstream Gas Project;
- the regulatory price paths for AGL's Gas Networks and Electricity Networks, which came into effect on 1 July 2005 and 1 January 2006 respectively; and
- debt structures consistent with the nature of the businesses and anticipated funding required for identified future development and growth opportunities.

(i) AGL financial forecasts

Figures 9 to 11 show AGL's 2006 and 2007 forecast income statements.

Income statements

Figure 9 – AGL Group

AGL Group	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue[1]	4,245	4,711
EBITDA	963	1,198
EBIT	749	904
Finance costs	-159	-222
Tax	-182	-242
PAT	**408**	**440**
EPS (cents)	**89.5**	**96.5**
DPS (cents)[2]	**67.5**	**79.5**

Notes:

1 Inter entity sales between AGL Infrastructure and AGL Energy have been eliminated.

2 The dividend forecasts are consistent with the top end of the range forecast for the Original AGL Demerger. The 2006 pro forma dividend includes AGL's interim dividend of 31 cents per share paid in March 2006.

Figure 10 – AGL Energy

AGL Energy	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	3,898	4,357
EBITDA		
Retail Energy		
AGL[1]	200	205
ActewAGL	11	11
Elgas	12	14
Retail Energy total	223	230
Merchant Energy[1]		
Wholesale gas and electricity	85	86
Power generation	89	130
Upstream gas	110	270
Merchant Energy total	284	486
Related investments	37	35
Other	2	6
Total EBITDA	**546**	**757**
EBIT	451	592
Finance costs[2]	18	-38
Profit before tax	469	554
Tax	-149	-206
PAT	**320**	**348**
EPS (cents)	**70.2**	**76.3**

Notes:

1 Allocation of forecasts for AGL's integrated energy business is based on AGL Energy's internal management reporting, which includes internal transfer pricing policies to reflect key management accountabilities.

2 The 2006 pro forma finance costs assume cash utilised to purchase Southern Hydro and the 10% interest in the PNG Upstream Gas Project was held by AGL Energy from 1 July 2005 until payment for these acquisitions was made.

Figure 11 – AGL Infrastructure

AGL Infrastructure	Year ending 30 June 2006 Pro forma $m	Year ending 30 June 2007 Pro forma $m
Sales revenue	767	778
EBITDA		
Agility	58	67
Gas Networks	193	197
Electricity Networks	103	101
Investments		
ActewAGL distribution	33	35
Gas Valpo	15	17
Power generation (contracted)	14	21
Total investments	62	73
Other	1	3
Total EBITDA	**417**	**441**
EBIT	298	312
Finance costs[1]	-177	-184
Profit before tax	121	128
Tax	-33	-36
PAT	**88**	**92**
EPS (cents)	**19.3**	**20.2**

Note:

1 The 2006 pro forma finance costs are based on the AGL Group pro forma finance costs less AGL Energy's pro forma finance costs, assuming the completion of the acquisition of Southern Hydro and the 10% interest in the PNG Upstream Gas Project.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for AGL Energy and AGL Infrastructure for the years ending 30 June 2006 and 30 June 2007 are set out below. Key assumptions are set out in Section 5.5(b)(iv).

AGL Energy

Business unit	Key Item
Retail Energy	- EBITDA growth of approximately 2.5% from 2006 to 2007 for AGL's 100% owned retail business reflects a forecast continuation of current highly competitive retail market conditions. - Gas sales volumes in the mass market segment are forecast to be relatively flat, with losses in incumbent markets of New South Wales and Victoria largely offset by increases in South Australia. - Electricity volumes in the mass market segment are forecast to increase by around 3% per year, with losses in South Australia and Victoria more than offset by gains in other states, particularly New South Wales.

Business unit	Key item
	- Forecast prices in states where AGL is the incumbent energy retailer are based on the price path determined by the regulator in each state. In New South Wales, prices are forecast to increase in line with CPI. In states where AGL is not the incumbent retailer, AGL's pricing is determined by reference to prices of competitors who are subject to regulated price paths in those states.
Merchant Energy	- The 2006 forecasts include the initial seven months of AGL ownership of the Southern Hydro power stations. - AGL's wholesale electricity supply costs are forecast to become more competitive over time as existing hedge contracts expire and are replaced by physical hedges from the Southern Hydro power station. - The 2006 forecasts include the initial contribution from AGL's 10% equity interest in the PNG Upstream Gas Project, following finalisation of the terms of this acquisition on 16 January 2006. - The forecasts also include the benefits of the LYP refinancing in November 2005, which resulted in lower finance costs and improved cash distributions to equity holders. - The acquisitions of Southern Hydro and a 10% equity interest in the PNG Upstream Gas Project provide AGL with substantial additional earnings over the forecast period compared to the 2005 financial year.
Related investments	- Related investments includes AGL's 30% stake in APT and that part of AGL's Agility business that provides asset operations and maintenance services to APT.
Finance costs	- AGL Energy is forecast to have net debt of approximately $571 million at 30 June 2006, after completion of the acquisitions of Southern Hydro and the 10% equity interest in the PNG Upstream Gas Project. - The total debt funding cost is forecast to be approximately 6.4% per annum.
Tax	- The effective tax rate on AGL's interest in the PNG Upstream Gas Project is anticipated to be approximately 70%. This is due to the 50% tax rate on oil income in PNG and AGL's acquisition cost being higher than the historic tax base. The tax rate applicable to PNG gas revenues will be 30%. - This results in an effective tax rate for AGL Energy increasing from approximately 28% for the 2005 financial year to approximately 32% and 37% in the 2006 and 2007 financial years respectively. This is expected to normalise outside of the forecast period as the contribution from other businesses, including PNG gas revenue increases proportionally to PNG oil revenue.

AGL Infrastructure

Business unit	Key Item
Gas Networks and Electricity Networks	- The current regulatory pricing period for Gas Networks commenced on 1 July 2005, resulting in lower tariffs. As a result, EBITDA for Gas Networks in the 2006 financial year is anticipated to be below that of the prior year, before increasing in the 2007 financial year. - Gas transported is below the forecast volumes used by the regulator in setting the price path. This is due to adverse weather conditions and recent community focus on water conservation reducing gas used in hot water heating. - The current regulatory pricing period for Electricity Networks commenced on 1 January 2006, resulting in lower tariffs. As a result, EBITDA for Electricity Networks in the 2006 and 2007 financial years is anticipated to be below the 2005 and 2006 financial years respectively.
Agility	- Agility is forecast to continue to grow due to sustained demand for its services driven by recent acquisitions in Queensland and WA, together with the large capital expenditure programs of owners of energy infrastructure assets. - AGL Infrastructure's Agility operations exclude the Agility contracts with APT, which is included in AGL Energy.
Power generation (contracted)	- The 2006 forecast includes the initial seven months of AGL Infrastructure's ownership of the Wattle Point Wind Farm, acquired as part of the Southern Hydro portfolio. - The output and renewable energy benefits from the Wattle Point Wind Farm are contracted to AGL Energy.
Finance costs	- Approximately 95% of AGL Infrastructure's debt is hedged over the forecast period, with the total debt funding cost being approximately 6.4% per annum. - AGL Infrastructure is forecast to have net debt of approximately $2,831 million at 30 June 2006.
Tax	- AGL Infrastructure's effective tax rate is slightly below 30% due to the lower tax rate in Chile.

(iii) AGL cost saving programs

AGL's detailed analysis of cost savings was further refined as part of the Original AGL Demerger proposal and the cost savings estimates set out below are consistent with that work. The distribution of these savings between AGL Energy and AGL Infrastructure is, therefore, reflective of the allocation of corporate services and costs contemplated for the Original AGL Demerger, which included assuming an appropriate structure for AGL Infrastructure from day one. AGL's cost savings programs are expected to result in substantial sustainable benefit for AGL. The total net contribution from these programs will begin to materially impact results from the 2008 financial year. A summary of the cost saving programs is set out below:

Figure 12 - Cost saving programs overview

Retail Energy $50 to 60 million	AGL Infrastructure $15 to 20 million	Corporate $10 million
- **Retail processes:** ☐ $20 million per annum from 2008 onwards; and ☐ no capital requirement. - **Systems:** ☐ $30 to 40 million per annum from 2008 onwards; and ☐ $80 to 100 million capital required.	- $15 to 20 million per annum forecast by 2009: ☐ productivity process improvements; and ☐ property and site rationalisation.	- AGL overhead: ☐ $10 million from 2008 onwards as a result of IT efficiencies once functions are separated into energy and infrastructure businesses.

Retail Energy

The benefits which are expected to arise from cost saving initiatives in Retail Energy result from the following areas:

Function	Objective	Key focus	Benefits $m
Marketing	Product rather than brand awareness	Streamline marketing teams	6.1
Sales	Focused set of four or five core products	Low cost channels for customer acquisition and retention	1.7
Customer transfers	Eliminate manual processing	Align with sales function to ensure "first-time-right" processing	4.5
Customer enquiries	Segment customers to differentiate service and promote products	First call resolution	12.7
Customer retention	Reduce churn	Focused retention initiatives	3.0
Meter to bill	Introduce automated bill	Introduce single billing platform	5.5
Bill to cash	Improve cash flow	Introduce preventative credit measures	12.9
Business support and systems	Implement common processes	People empowered and incentivised to implement and realise benefits	8.6
Total			**55.0**

It is estimated that a reduction in full time equivalent positions of approximately 400 (from approximately 1,250 to 850 people) will be realised as a result of these initiatives. This reduction will be primarily achieved through natural attrition and reduction in new hiring, rather than from a major redundancy program.

AGL Infrastructure

Agility has a continuing program in place which is focused on obtaining efficiency improvements through business and process redesign and rationalisation. These initiatives are anticipated to result in additional annual savings of about $17 million by the 2009 financial year. These savings will predominantly be achieved by the implementation of resource scheduling optimisation programs which will enable skilled employees to be redirected to growth based works. As Agility operates in a labour constrained environment, this optimisation of skilled employee usage will provide Agility with a significant competitive advantage given its scale and the geographic dispersion of its workforce. Other cost savings will be achieved by a reduction

in employee numbers, rationalisation of the number of depots and offices used in the business and a reduction in corporate overheads, mainly through technology and procurement initiatives.

AGL Infrastructure cost savings	2007 $m	2008 $m	2009 $m
Annual savings	7.0	12.0	17.0

Corporate

In conjunction with AGL's intention to demerge into separate energy and infrastructure businesses, a program was commenced to prepare systems, processes and structures for the transition to separation of AGL Energy and AGL Infrastructure.

From 2008 onwards, $10 million per annum is anticipated to be saved as a result of process redesign and IT efficiencies. The two businesses will have very different IT platform requirements. AGL Infrastructure will operate using an efficient technology platform which will complement the regulated and established nature of its business. AGL Energy will use appropriate IT systems to integrate the business.

(iv) Key assumptions used in determining the forecasts

AGL Energy

AGL Energy will operate in a highly competitive market, where profitability can be significantly impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Energy are set out below:

- customer consumption is consistent with forecast demand for energy, long term average weather patterns in AGL Energy's markets, stable economic conditions, availability of supply, and existing fuel sources remaining competitive with alternatives;
- customer churn is consistent with levels over the last two years, AGL Energy maintains its competitive position in the market and conducts appropriate marketing campaigns in order to acquire new customers at competitive margins;
- gas and electricity retail prices are consistent with current regulatory price paths in AGL Energy's markets and existing customer contracts and price discounting are consistent with levels experienced over the last 18 months;
- wholesale electricity purchase costs are consistent with existing supply contracts, historic average pool prices, long term average weather patterns and CPI forecasts;
- wholesale gas purchase costs are consistent with existing long term supply contracts;
- energy transmission and distribution charges are consistent with regulated tariffs and existing haulage contracts;
- crude oil volumes from the PNG Upstream Gas Project are consistent with forecasts made at the time of AGL's agreement to acquire an equity interest of 10% in that project and that revenue from this investment is substantially hedged;
- operating performance and costs from all of AGL Energy's power generation units remain in line with recent historic performance;
- the financial impact on AGL Energy of the Southern Hydro acquisition is in line with AGL's announcement on 31 October 2005;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Energy employees whose positions may have become redundant following any demerger or due to cost saving initiatives) and with those for the half year ended 31 December 2005;
- approximately 70% of historic AGL Group corporate costs are allocated to AGL Energy;
- the operating results, cash flows, franking and financial position of AGL Energy's non-controlled and non-publicly listed investments are in line with the current estimates provided by the management of these businesses;
- the operating results, cash flows, franking and financial position of AGL Energy's investment in APT are in line with market outlook statements made by APT;
- there is an average CPI of approximately 2.5% per annum for the forecast period;

- no changes of a material nature occur to AGL Energy's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which could have a material effect on AGL Energy's financial results, including cash flows;
- any earnings volatility as a result of the application of AASB 139 cannot be reliably estimated and has not been reflected in the forecasts;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or PNG that impact on AGL Energy;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Energy impact AGL Energy and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Energy which have not previously been recognised;
- no significant changes occur in the competitive landscape of the Australian or any other jurisdiction energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which could have a material impact on AGL Energy's financial results, cash flows and franking.

AGL Infrastructure

AGL Infrastructure's business includes regulated infrastructure assets and Agility, which operates in a competitive market segment. As a result, profitability and cash flow can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. Key assumptions used in determining the forecasts for AGL Infrastructure are set out below:

- transportation volumes, tariffs and cost of sales for the Gas Networks and the Electricity Networks are materially in accordance with current regulatory determinations, adjusted for operating conditions experienced over the three months to 31 March 2006;
- Agility's existing customers are retained on their current terms, with anticipated growth in third party revenue following recent acquisitions in Queensland and WA;
- the operating results, cash flows, franking and financial position of AGL Infrastructure's non-controlled investments are in line with the current estimates provided by the management of these businesses;
- Gas Valpo in Chile continues supply to its customers in line with current levels and prices;
- there is an average foreign currency exchange rate of the Chilean peso relative to the Australian dollar of approximately 384 Chilean pesos to the Australian dollar for the forecast period;
- approximately 30% of historic AGL Group corporate costs have been allocated to AGL Infrastructure;
- AGL Infrastructure retains sufficient funding capacity to support debt funding to the majority of its growth related network capital expenditure;
- business operating costs are consistent with those for the year ended 30 June 2005 (including no adjustment for the financial impact of any AGL Infrastructure employees whose positions may have become redundant following any demerger in respect of cost saving initiatives) and with those for the half year ended 31 December 2005;
- there is an average total debt funding cost of approximately 6.4% per annum based on the debt facilities included in the pro forma balance sheet continuing on their current terms. This includes an assumed hedging level of 95% for the forecast period;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature occur to AGL Infrastructure's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act, in each case which could have a material effect on AGL Infrastructure's financial results, including cash flows;
- no significant changes occur in legislation, regulatory requirements or government policy, or to the political or economic environment in Australia or Chile that impact on AGL Infrastructure;

- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of AGL Infrastructure impact AGL Infrastructure and the continuity of its operations;
- no material legal claims or liabilities arise that impact on AGL Infrastructure which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or Chilean energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on AGL Infrastructure's financial results, cash flows and franking.

(v) Sensitivity analysis

The forecast financial information in Section 5.5(b)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(b)(iv). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

AGL Energy

Key drivers of profitability for AGL Energy are sales volumes, sales prices and the wholesale cost of energy. Of these variables:

- sales prices are based on regulated price paths for mass market customers and contracted prices for industrial and commercial customers;
- industrial and commercial customer volume forecasts are based on contracted volumes rather than actual demand and competition in this segment is less intense than the mass market segment due to lower margins;
- oil earnings from the PNG Upstream Gas Project are substantially hedged;
- wholesale gas supply costs are largely established under long term contracts;
- wholesale electricity supply requirements are hedged via AGL's physical generation capability and contracts with external parties.

AGL Energy's results can be materially impacted by changes to mass market customer load requirements, particularly during extreme weather conditions. To highlight the impact on a full year forecast, this sensitivity is presented for the 2007 financial year:

- a 1% change in mass market electricity volumes would result in a change to EBITDA of $3.5 million; and
- a 1% change in mass market gas volumes would result in a change to EBITDA of $2.9 million.

The integrated nature of AGL Energy's business means that adverse impacts in Retail Energy due, for example, to higher wholesale electricity supply costs may be offset by higher revenue from power generation (due to higher pool prices). The degree of protection against external variables is anticipated to be enhanced as AGL Energy's existing wholesale electricity supply contracts are replaced with physical generation capacity from the Southern Hydro plants.

AGL Infrastructure

AGL Infrastructure's EBITDA has protection from significant variability because:

- EBITDA from businesses where tariffs are set under regulated price paths or long term contracts are anticipated to contribute over 75% of 2007 EBITDA; and
- Approximately 95% of debt is hedged.

The key sensitivity for AGL Infrastructure during the 2007 financial year is the volume of gas and electricity transported on its network assets. The analysis below shows the impact on EBITDA of a change in gas and electricity volumes:

- a 1% change in gas volumes would result in a change to EBITDA of approximately $2.9 million; and
- a 1% change in electricity volumes would result in a change to EBITDA of approximately $1.8 million.

(c) Alinta stand alone pro forma forecasts

AGL has based its Alinta forecasts for the 2007 financial year on the information disclosed by Alinta in Alinta's Bidder's Statement relating to the calendar years ending 31 December 2006 and 2007 and other publicly available information. The information on Alinta used to prepare pro forma financial forecasts for the 2007 financial year included:

- Alinta Bidder's Statement;
- Alinta's half year and annual reports and results presentations;
- broker reports prepared on Alinta; and
- AGL's financial model prepared on Alinta, which has been based on publicly available information and AGL's industry knowledge and expertise.

(i) Pro forma financial forecasts

Figure 13 shows Alinta's pro forma income statement for the year ending 30 June 2007, presented to EBIT level.

Figure 13 – Alinta Group pro forma income statement

Year ending 30 June 2007 Pro forma	Alinta Energy $m	Alinta Infrastructure $m	Alinta Group $m
Sales revenue[1]	743	815	1,558
EBITDA			
Energy markets	61	-	61
WLPG	26	-	26
Energy distribution	-	83	83
Asset management services	-	80	80
Power generation	-	29	29
Share of net profit of associates	-	17	17
Other[2]	-8	-19	-27
Total EBITDA	**79**	**190**	**269**
EBIT	n/a	n/a	227

Notes:

1 Inter-entity sales have not been eliminated from the total.

2 Corporate costs allocated 30% to Alinta Energy and 70% Alinta Infrastructure.

(ii) Discussion and analysis

A discussion of the key factors impacting the financial forecasts for Alinta Energy and Alinta Infrastructure for the year ending 30 June 2007 is set out below. Key assumptions are set out in Section 5.5(c)(iii).

Alinta Energy

Business unit	Key Item
Energy markets	- Alinta increased its gas customer numbers to approximately 540,000 at 31 December 2005, driven by the strong WA housing market. - Alinta forecast growth in gas sales volumes of approximately 4.8% and 0.7% in the years ending 31 December 2006 and 2007 respectively. Total gas sales volumes are forecast to grow from 50.8PJ in the year ended 31 December 2005 to 53.4PJ in the year ending 30 June 2007. - Alinta commenced supplying electricity into the WA retail market in July 2005 and at 31 December 2005, Alinta had approximately 1,000 electricity customers in WA. - Electricity sales volumes are forecast to increase following commissioning of cogeneration units at Pinjarra, with estimated sales of 2,118GWh in the year ending 30 June 2007.
WLPG	- The terms of the Wesfarmers LPG contract were revised effective 1 July 2005, which is forecast to result in EBITDA for the year ending 30 June 2007 being below that for the 2005 calendar year.

Alinta Infrastructure

Business unit	Key Item
Energy distribution	- Gas transportation volumes for Alinta's WA gas distribution network are driven by the same trends as the Energy markets segment. - Average tariffs were reduced following a regulatory reset released in August 2005 for the period to 31 December 2009.
Asset management services	- Asset management is forecast to continue to be a major growth driver for Alinta, underpinned by a number of new projects alongside the ongoing maintenance requirements from existing contracts. - Alinta has developed and is managing the $430 million Stage 4 expansion project of the Dampier to Bunbury Natural Gas Pipeline, aimed at increasing pipeline capacity by more than 100 TJ/day. A potential stage 5 expansion program could see approximately $1.5 billion spent expanding the pipeline capacity by 375 TJ/day. - Under an alliance agreement with Alcoa, Alinta builds and owns cogeneration units while Alcoa operates them on a day-to-day basis.

Business unit	Key item
	- Alinta is managing the construction of the cogeneration units at Alcoa's Pinjarra alumina refinery, with the first unit substantially completed during 2005. Development of a second plant is underway, with initial commissioning forecast during the fourth quarter of the 2006 calendar year and final performance testing early in the first quarter of 2007. - Alinta has also approved construction of the third and fourth units to initially operate as idle peaking plants at Alcoa's Wagerup refinery. These units are due for completion for the start of summer in 2007.
Power generation	- Alinta takes all the electricity produced from the cogeneration units constructed under an alliance agreement with Alcoa, for sale to third parties. Alcoa takes the steam produced for use in its refinery process. - The construction of the first four units under the agreement with Alcoa provides a significant source of growth for Alinta, with power generation output forecast to increase to approximately 1,798GWh for the year ending 30 June 2007. EBITDA in the 2007 financial year is forecast to be $29 million, following an initial loss of $2.8 million from this segment during the 2005 calendar year. - Alinta also has a tolling agreement with AIH that gives Alinta dispatch control over the 94MW Bairnsdale power station in Victoria.
Associates	- Alinta's income from associates is provided by its significant equity stakes in AIH (20%); United Energy (34%) and Multinet (20.1%). Alinta also has an investment in the Dampier to Bunbury Natural Gas Pipeline, which was 7.4% at 31 December 2005 with commitments to increase the investment to 20%.

(iii) Key assumptions

Alinta's businesses include regulated infrastructure assets and energy retail activities in WA and asset management services, which operate in competitive market segments. As a result, profitability and cash flows can be impacted by a range of factors. Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved.

AGL has considered historical trends and broker forecasts in order to align Alinta's forecasts for the years ending 31 December 2006 and 31 December 2007 to AGL's year ending 30 June 2007.

Key assumptions used in determining the forecasts for Alinta for the year ending 30 June 2007 are set out below:

- gas and electricity volumes sold of approximately 53.4PJ and 2,118GWh respectively;
- gas and electricity sales prices remain consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in the 2007 financial year;
- LPG volumes sold of 148,663 tonnes at an average price of approximately US$490 per tonne. An average effective exchange rate of 0.775 was applied in converting US dollar revenue into Australian dollars;
- Gas transmission volumes and average tariffs of approximately 31.5PJ and $3.80 per GJ respectively;

- operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets remain consistent with forecasts presented in the Alinta Bidder's Statement. Alinta has based its forecasts on its ability to execute its operating plan to meet planned network and generation availability and performance efficiency;
- gas and electricity purchase costs remain consistent with the Alinta Bidder's Statement forecasts and do not vary significantly from historical trends;
- corporate costs have been allocated 30% to Alinta Energy and 70% to Alinta Infrastructure;
- interest rates and hedging on debt facilities and excess cash remain consistent with disclosures in the Alinta 2005 annual report and the Alinta Bidder's Statement;
- there is an average CPI of approximately 2.5% per annum for the forecast period;
- no changes of a material nature to Alinta's accounting policies or to AIFRS, other mandatory financial reporting requirements applicable in Australia or the Corporations Act in each case which would have a material effect on Alinta's financial results, including cash flows;
- no significant changes in legislation, regulatory requirements, or government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;
- no significant industrial, contractual, competitive or political disturbances or other matters beyond the control of Alinta impact Alinta and the continuity of its operations;
- no material legal claims or liabilities arise that impact on Alinta which have not previously been recognised;
- no significant changes occur to the competitive landscape of the Australian or New Zealand energy industry; and
- no change occurs in Australian taxation legislation or tax legislation in other jurisdictions which will have a material impact on Alinta's financial results, cash flows and franking.

(iv) Sensitivity analysis

The pro forma forecast financial information in Section 5.5(c)(i) is based on the assumptions in relation to future events and actions set out in Section 5.5(c)(iii). These forecasts are sensitive to movements in a number of key variables. Set out below is a summary of the sensitivity of certain key assumptions included in the forecast financial information. Care should be taken in interpreting these sensitivities as the analysis treats each movement in isolation from other variables. In many cases, movements will be interdependent and will also be impacted by other factors resulting from changes to business activities and operating conditions.

The sensitivities presented are not necessarily an indication of what the AGL Directors expect to occur and are merely the measurement of the effect of an arbitrary move. Changes of magnitudes other than as presented below will generally have a proportionate impact on EBITDA.

Key drivers of profitability for Alinta are gas sales volumes and sales prices for mass market customers. The potential impact on Alinta of movements in these variables is indicated below:

- a 1% change in mass market gas sales prices would result in a change to EBITDA of $2.6 million; and
- a 1% change in mass market gas volume would result in a change to EBITDA of $2.6 million.

(d) Merged Group pro forma forecasts

The pro forma financial forecasts presented in this Section 5.5(d) assume the AGL Offer is completed effective from 1 July 2006, with forecasts presented for the financial year ending 30 June 2007, assuming this is the first full year following completion of the AGL Offer.

(i) Pro forma financial forecasts

The Merged Group forecasts reflect the forecasts and assumptions for AGL and Alinta shown in Sections 5.5(b) and 5.5(c). Additional assumptions relating to the pro forma Merged Group forecasts are discussed in this Section 5.5(d)(i) and Section 5.5(d)(ii).

Figure 14 – Pro forma income statement

Year ending 30 June 2007 Pro forma forecast	AGL/Alinta Energy $m	AGL/Alinta Infrastructure $m	Merged Group $m[1]
EBITDA	846	659	1,505
EBIT	680	485	1,165
Finance costs[2]	-54	-305	-359
Tax	-228	-55	-283
Outside equity interest	-	-4	-4
PAT	**398**	**121**	**519**
EPS (cents)[3]	**76.5**	**23.3**	**99.8**
DPS (cents) [3]			**88.7**

Notes:

1. The dividend received by Alinta from its shareholding in AGL is eliminated from the results of the Merged Group.
2. Pro forma net debt of the Merged Group of approximately $5,488 million has been allocated to: AGL/Alinta Energy $808 million; and AGL/Alinta Infrastructure $4,680 million
3. AGL shares on issue following the AGL Offer are approximately 520m.

(ii) Key assumptions

Future matters are, by their nature, subject to significant uncertainties, many of which will be outside the control of management. As a result, no assurance can be given that the forecasts or proposed dividends will be achieved. The payment of dividends will be at the discretion of the directors. Key assumptions used in determining the forecasts for AGL/Alinta Energy and AGL/Alinta Infrastructure include those discussed earlier in this Section 5.5 relating to AGL and Alinta. Additional key assumptions relating to the Merged Group pro forma forecasts include:

- AGL Shares of approximately 155 million are issued to acquire approximately 275 million Alinta Shares (on a fully diluted basis, assuming options outstanding convert into shares net of the exercise price), based on the AGL Offer of 0.564 AGL Shares for each Alinta Share. Alinta's 90.9 million shares in AGL are cancelled following completion of the proposed merger (assumed on 1 July 2006), resulting in a total of approximately 520 million AGL Shares on issue. As disclosed in Section 4.2, no decision has been made by AGL as to how it proposes to deal with the AGL Shares held by Alinta;
- net debt of approximately $5,488 million at 1 July 2006 incorporates estimated transaction costs. As a result, finance costs for the Merged Group for the year ending 30 June 2007 are approximately $6 million higher than those of the stand alone entities;
- synergies relating to rationalisation of corporate and asset management functions anticipated to be realised, amounting to approximately $37 million per annum. The pro forma results for the year ending 30 June 2007 include the full benefit of these synergies. Restructuring costs required to realise these synergies will be reported as a significant item; and
- a preliminary allocation of the uplift to fair value of Alinta's assets at the date of acquisition of $1,861million has been made based on publicly available information and AGL's assessment of fair value for the assets acquired. This has resulted in approximately $232 million being allocated to property, plant and equipment, with the balance allocated to intangible assets. The amount allocated to property, plant and equipment relates to the Alinta Gas Network and is to be depreciated over 90 years, resulting in additional depreciation expense of approximately $3 million per annum.

6 Risk Factors

6.1 Introduction

If you accept the Offer (unless you are a Foreign Alinta Shareholder), you will receive AGL Shares as consideration for Your Alinta Shares. It is therefore important for you to be aware of risks that may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares, including those that:

- apply to investments generally;
- apply generally to the AGL Group and/or the Alinta Group and will continue to apply generally to the Merged Group;
- apply, and will continue to apply, specifically to the business of the Alinta Group;
- apply, and will continue to apply, specifically to the business of the AGL Group; and
- arise, or may arise, from the Offer.

Some of the specific risks can be mitigated by the use of safeguards and appropriate controls whilst others are likely to remain outside the control of AGL and the Merged Group.

Additional risks not presently known to AGL or, if known, that are not presently considered material, may also have an adverse impact.

In deciding whether to accept the Offer, you should read this Bidder's Statement in its entirety and carefully consider the risks outlined in this Section and elsewhere in this Bidder's Statement.

6.2 Risks that apply to investments generally

The financial performance of the Merged Group and the value of AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) will fluctuate due to various factors including movements in the Australian and international equity markets, recommendations by brokers and analysts, interest rates, inflation, Australian and international economic conditions, changes in government, fiscal, monetary and regulatory policies, prices of commodities (including oil), global geo-political events and hostilities and acts of terrorism, investor perceptions and other factors that may affect the Merged Group's financial position and earnings. In future, these factors may cause AGL Shares (or, if the Post-Bid Demerger is implemented, shares in AGL/Alinta Infrastructure and AGL/Alinta Energy) to trade below current prices and may affect the revenues and expenses of the Merged Group.

6.3 General risks relating to the AGL Group, the Alinta Group and the Merged Group

The financial performance of the Merged Group may be affected by a number of risks common to public companies generally or common to companies operating in the industries in which the AGL Group and the Alinta Group both operate.
These risks include:

(a) **Litigation and legal matters**

Litigation risks include, but are not limited to, claims by gas and electricity users, native title claims, tenure disputes, environmental and occupational health and safety claims, industrial disputes and third party losses resulting from distribution network disruptions. Legal actions, or the cost of defence of such actions, could reduce the earnings of the Merged Group.

AGL specific litigation

AGL is not engaged in any litigation the outcome of which is likely to have a material adverse effect on the business or financial position of AGL.

On 17 December 2002, AGL Wholesale Gas Limited as buyer and AGL as guarantor, entered into two long term gas supply agreements with the Cooper Basin producers. The same producers are party to each of the contracts (although in different shares). One contract relates to the South Australian Cooper Basin and the other to the South West Queensland Cooper Basin. On 1 July 2005, Santos Limited, as the producers' representative under the contracts, issued a notice to AGL under each of the contracts that the producers had determined to review the gas price payable by AGL Wholesale Gas under the contracts. The contracts set out a mechanism for a price review. Under this mechanism, the parties had until 1 October 2005 to reach a negotiated outcome on price, which did not occur. Accordingly, the parties have appointed arbitrators to determine a new gas price under the contracts. The arbitrators must determine the new gas price by 1 October 2006 and the new gas price will apply from 1 July 2007. AGL has, based on the factors that the arbitrators are permitted to take into account under the gas supply agreements, formed the view that the gas price under the contracts ought not increase.

Alinta specific litigation

AGL understands from the Alinta Bidder's Statement that while the alliance agreement between Alinta and AIH is on foot, Alinta has agreed to indemnify companies in the AIH group for any liabilities in excess of their existing accounting provisions in respect of certain stamp duty claims and the McConnell Dowell Litigation, BHP Billiton DRI Litigation and QAL Litigation.

(b) **Changes in law and government regulation**

The Australian energy industry has been subject to an ongoing reform process in recent years. The regulatory reform process is under way with a view to establishing a single national regulatory framework by 1 January 2007. Although this is expected to create efficiencies for the Merged Group by streamlining licence obligations on matters such as marketing, billing, reporting and dealing with customer hardship, there is a risk that the reform process may stall, delaying the benefit of these efficiencies. There is also a risk that a single national framework may adopt the most onerous of existing State based regulations, with the potential to result in higher operational costs.

In addition, there is a risk that a government or government agency may repeal, amend or enact a new law or regulation, or issue a new interpretation of a law or regulation, including in relation to tax, which may adversely impact the Merged Group.

(c) **Legislative and regulatory compliance**

The industries in which the Merged Group will operate are subject to a wide range of legal requirements. These are embodied in legislation, regulations, and a variety of licences and legally enforceable codes, guidelines and similar instruments. Some of these legal requirements, such as those set out in the Trade Practices Act and Corporations Act, apply to companies generally in Australia. Others are specific to the industries in which the Merged Group will operate.

The Merged Group, as an asset owner, will be directly accountable for compliance with the licences it holds, and with the codes, guidelines and other similar instruments that apply to it. Agility and AAM, as contractors to asset owners, are responsible for compliance on their behalf, either directly or under the terms of their service contracts. Failure to comply can result in prosecution and fines, loss of reputation, and in the worst case cancellation of a licence to operate.

National and local environmental laws and regulations will affect the operations of the Merged Group. There is a risk that a liability could be imposed on the Merged Group, with adverse consequences, if there is a failure to comply with environmental laws and regulations.

The costs of full compliance with the Electricity Safety (Network Assets) Regulations 1999 (Vic) and the Electricity Safety (Line Clearance) Regulations 2005 (Vic) may be a material issue for the Merged Group as a result of the ESC's Electricity Price Determination 2006-2010.

(d) **Force majeure**

The Merged Group's operations will be exposed to unplanned interruptions caused by catastrophic events such as cyclone, earthquake, landslide, flood, fire, terrorist attack or other disaster. These events are beyond the control of management and directors and are known as force majeure events. Whilst many of these events (but not all) are covered under insurance policies, the cost or loss may exceed the amount reimbursable under those policies. The cost of any excess may have an impact on earnings in the short term.

(e) **Occupational health and safety**

Under relevant legislation, the Merged Group will have responsibility for health and safety issues affecting its employees, contractors and the public. Breach of those obligations could expose the Merged Group to penalties.

The Merged Group's business also gives rise to a risk of claims by customers and members of the community as a result of downed power lines, broken gas mains and other events caused by construction, operation and maintenance of distribution networks.

(f) **Counterparties and contracts**

The financial performance of the Merged Group will be partially dependent on the creditworthiness of counterparties and the performance of counterparties in relation to energy purchase and fuel supply arrangements and other material contracts. There is risk to the Merged Group that counterparties may be unable to meet their financial obligations resulting in reduced earnings and cash flows.

(g) **Control**

The Merged Group will have a number of investments in which it will have a non-controlling interest. While the Merged Group will have a level of influence on decision making as a result of its equity holding, it will not exercise full control of those investments. In relation to AGL, this is especially the case with APT, LYP, AGL's 10% stake in the PNG Upstream Gas Project, ActewAGL and Elgas. In relation to Alinta, AGL understands from the Alinta Bidder's Statement that these include UED, Multinet, the Dampier to Bunbury Natural Gas Pipeline and AIH.

(h) **Information technology**

The Merged Group will be reliant on the continued operation of computer systems and network infrastructure for critical functions, including billing, legislative compliance, asset management and financial reporting. Systems interruption that results in the unavailability of the Merged Group's services will reduce its ability to compete effectively and could have an adverse effect on its operations and financial performance. AGL has developed contingency planning and disaster recovery capabilities designed to mitigate this risk, which it is anticipated will be applied by the Merged Group.

(i) **Personnel**

The Merged Group will rely on a number of individuals who are critical to its success. There is no guarantee that those individuals will remain with the Merged Group. In addition, tightening labour markets may cause delays in finding suitable replacements as well as increased labour costs, reducing profitability where these increased costs are not recovered through higher revenues.

(j) **Industrial action**

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt the Merged Group's ability to effectively use its assets and may adversely affect the supply of energy inputs and the demand for gas infrastructure and electricity generation.

(k) **Native title impact**

The existence or declaration of native title in land may affect the existing or future activities of the Merged Group and impact on the operational and financial performance of each company including compliance with a series of procedures and the payment of compensation to the native title holders.

(l) **Financing related matters**

Gearing

The Merged Group may rely on access to the capital markets for liquidity. The degree to which the Merged Group may be leveraged in the future could affect the ability of the Merged Group to service debt and other obligations, pay dividends to shareholders, make capital investments, take advantage of certain business opportunities, respond to competitive pressures or obtain additional financing in the longer term.

The Merged Group's access to capital markets may be adversely impacted by a variety of factors, such as material adverse change in the business or a reduction in its credit ratings. The inability to raise capital on favourable terms could impact the Merged Group's ability to sustain and grow its businesses, particularly during times of uncertainty in financial markets.

Interest rates

The Merged Group will be exposed to adverse interest rate movements where funds are borrowed at a floating interest rate, particularly as revenues are largely determined by regulatory pricing decisions which incorporate the regulators' estimates of real interest rates.

Credit ratings

AGL currently has an investment grade long term corporate credit rating. A subsequent downgrade (including as a result of changes in operating performance, capital structure or refinancing) could reduce the Merged Group's capacity to access some sources of debt funding and result in higher interest costs.

Financing terms and covenants

The Merged Group will be required to comply with various covenants including financial covenants relating to leverage and interest coverage. If the Merged Group's performance is materially below expectations, there is a risk that the Merged Group will not comply with its financial covenants.

(m) **Agility and AAM**

Each of Agility and AAM has established market and business development strategies to achieve targets for revenue and profit, set using the best market information at the time. There is a risk that these targets will not be achieved for reasons including changes in market or competitive conditions.

Agility and AAM also have established policies, procedures and delegated authorities for establishing commercial arrangements with clients. Any failure to correctly scope, price and establish commercial arrangements for projects has the potential to impact the margins of Agility or AAM.

There is the potential for Agility or AAM to be accountable for losses suffered by clients if they are found to be at fault in the provision of a service that resulted in that loss. This could have a material impact on the long term reputation of Agility or AAM (as the case may be) as well as having commercial implications.

To the extent that the above statements in this Section 6.3(m) relate to AAM, they are made based on AGL's understanding of AAM from the Alinta Bidder's Statement.

In addition, refer to the Alinta regulatory risk discussed in Section 6.4 below which is relevant to AAM.

6.4 Specific risk factors relating to the Alinta Group

(a) **General**

The prospectus for the offer of Alinta Shares dated 18 August 2000 and various public announcements by Alinta have informed Alinta Shareholders of risks inherent in an investment in Alinta Shares. In addition, the Alinta Bidder's Statement, a copy of which is available on Alinta's website (www.alinta.net.au), provides further details of risks inherent in an investment in Alinta Shares. If AGL acquires a significant interest in Alinta, it will be subject to those risks. Due to AGL's limited knowledge about the businesses of the Alinta Group (such knowledge being limited to public information about Alinta), additional risks may exist in relation to those businesses and the Alinta Group which are not known to AGL.

Some of the other risks relating to the Alinta Group which may have an adverse impact on the financial performance of the Merged Group and the value of AGL Shares correspond to the general risk factors which are set out in Sections 6.2 and 6.3 and to the specific risk factors in relation to the AGL Group which are set out in Sections 6.5 (including risks relating to the dependence of the Alinta Group on government policy and to the competitive environment in which the Alinta Group operates).

(b) **Alinta regulatory risk**

As described in Section 3.2, Alinta has partial ownership in and operates a number of regulated assets including a 34% interest in United Energy, a Victorian distribution network.

Distribution networks are subject to economic regulation by local regulators who set distribution prices which apply for regulatory periods of usually five years.

For example, the Essential Services Commission of Victoria (**ESC**) is empowered to set distribution tariffs for United Energy's network every five years and has recently done so. In setting distribution tariffs, the ESC's objective is to set tariffs that are based on the efficient costs of running the network. AGL understands that in United Energy's submissions to the ESC, United Energy included operating and maintenance charges that it pays to Alinta Network Services, a wholly owned subsidiary of Alinta and part of Alinta Asset Management. The ESC sought disclosure of Alinta Network Services' underlying costs of providing these services, but AGL understands that Alinta Network Services did not supply the details requested. Ultimately, the ESC disallowed $12.3 million of United Energy's proposed $85.6 million annual operating and maintenance costs. United Energy appealed the decision; however, the appeal was dismissed. United Energy is therefore likely to be incurring payments to Alinta Network Services that it is not able to recover from distribution tariffs in the amount of $12.3 million per year.

There is a risk that other regulators will adopt this regulatory approach in relation to other assets operated and managed by Alinta, including:

- Multinet, a gas distribution business in Victoria which Alinta operates and manages and in which it has a 20.1% interest. In Victoria, gas distribution pricing, like electricity distribution pricing, is regulated by the ESC; and
- AIH's pipelines, to the extent that they are regulated in the future.

There is therefore a risk that these regulated businesses will incur costs by paying fees to Alinta's subsidiaries that they cannot recover from regulated prices. This would lead to a reduction in Alinta's earnings flowing from its equity stake in those businesses. There is also a risk that relevant parties may seek to renegotiate the contractual arrangements under which Alinta provides operations and management services to those businesses.

6.5 Specific risks relating to the AGL Group

(a) **Risks specific to Retail Energy**

Retail competition

The majority of AGL's retail activities are in fully contestable markets, where customers are able to choose from a number of retailers. The resultant level of customer churn, where customers switch between retailers, may be affected by the marketing activities of other retailers as well as those of AGL. This may have an adverse impact on earnings as a result of customers transferring from AGL to other retailers, and/or the discount that may be offered by AGL to retain existing customers and win new customers.

Weather

The level of gas and electricity usage is sensitive to weather patterns, particularly in the residential and small commercial markets where AGL operates. Unseasonably warm winters and cool summers tend to reduce gas sales and electricity sales respectively and hence may have an adverse impact on earnings. While the converse weather patterns tend to increase retail sales, the wholesale cost of delivering energy during these peak times may also increase, reducing any positive impact on earnings.

Regulatory matters

The price of gas and electricity to residential and small commercial and industrial customers is currently governed by price path arrangements. AGL has price paths in place in South Australia, Victoria and NSW, providing some revenue certainty. Earnings may be adversely impacted where any future regulated prices do not reflect the costs and risks of purchasing and supplying energy to customers.

In Victoria and NSW, AGL is responsible as a retailer of last resort in areas where it is the host retailer. Under this arrangement, AGL will be required to supply gas and electricity to a failed retailer's customers. These arrangements are monitored and reviewed by jurisdictional regulators, and to the extent they are not cost neutral, could have an adverse impact on AGL's earnings.

Economic, social, environmental and industry conditions

Levels of energy usage may be adversely affected by a number of economic, social and specific industry conditions beyond the control of AGL. A general economic downturn may reduce the business activity and energy usage of customers. Social and environmental conditions, such as the recent water restrictions in most Australians cities and towns, may reduce the use of energy. Industrial customers are sensitive to fluctuations in their specific industry, and their energy usage may be reduced by certain adverse conditions.

(b) **Risks specific to the wholesale electricity business**

Operations

Sub-optimal asset condition, design suitability issues and major break downs may be associated with the power generation assets of AGL. Some of these factors may be outside AGL's control and may lead to a requirement for unplanned capital expenditures and unexpected wholesale electricity purchases.

Rainfall and water levels

The level and timing of operation of AGL's hydro generation assets will be affected by the quantity of water upstream of the power station. Severe and long term drought will reduce the ability of the hydro assets to operate when required by AGL, and as a result may have an adverse impact on wholesale electricity costs.

Greenhouse gas emissions

A large proportion of AGL's electricity supply will consist of energy generated from coal sources, which produce relatively high carbon emissions. If an emissions trading scheme were introduced, additional operating costs may be imposed on coal fired generators, including LYA. A pass through to retail customers of higher costs of energy caused by higher generation costs arising from a carbon constraint could result in changes in consumption patterns by consumers or an increased rate of churn in the retail market. These changes could negatively impact on cash flows and revenue.

Wholesale electricity pricing

Wholesale prices can vary significantly between half hour pricing intervals, and are influenced by many factors, including weather, customer behaviour, the competitive behaviour of retailers and generators, availability of supply, actions of the market operator and interpretation of the market rules by the market operator as well as changes in the market rules. Variations in wholesale market prices may affect the profitability of AGL's retail customer portfolio and generation assets, impacting on revenue and costs.

(c) **Risks specific to the wholesale gas business**

Wholesale gas pricing

Long term gas supply arrangements generally have price reset clauses which provide the opportunity for parties to call price reviews at regular intervals over the term of the contracts, thereby ensuring that contract prices reflect the prevailing wholesale market prices.

Production

The investment in PNG oil and gas interests exposes AGL to technical risks typical of the upstream petroleum industry. These risks include geological, reserves and production uncertainty, operational integrity of surface processing, storage and pipeline infrastructure, and timely execution of future development plans. These risks have been assessed and will be the subject of ongoing review by independent experts.

Currency fluctuations

A proportion of AGL's revenues and expenses is and will in future years be sourced directly or indirectly from outside Australia, predominantly relating to the oil from the PNG Upstream Gas Project, which will be priced in US dollars. AGL hedges some of the net US dollar currency exposure from oil sales by borrowing in US dollars to fund the cost of the investment in the project; however, some level of currency exposure is unhedged.

Oil price

The PNG Upstream Gas Project exposes AGL to future oil pricing risks, resulting in potential earnings volatility. AGL has hedged a majority of its oil price exposure for the first four years of its investment in the project.

PNG sovereignty

AGL's investment in the PNG Upstream Gas Project includes the acquisition of assets located in the Southern Highlands province of PNG. There will be country and inter-jurisdictional risks that AGL will face in managing and protecting the long term value of this investment.

Gas supply

There is a risk that natural gas supplies may be interrupted unexpectedly due to problems at the gas fields or the processing plants associated with them or the pipelines connecting the gas fields to AGL's markets. These events are infrequent and their possible severity is mitigated by AGL's access to alternative supplies from other gas fields, short term supplies held in pipelines (either the affected pipeline or other pipelines) and demand-side responses from large customers with whom contractual arrangements are in place.

(d) Risks specific to the infrastructure business

Regulatory matters

Prior to the next regulatory resets being effective from 1 July 2010 and 1 January 2011 respectively, AGL will make submissions to the regulator in relation to price movements for distribution services in relation to the NSW gas and Victorian electricity networks. However, the final decision may differ from what is proposed in those submissions, which in turn may result in an adverse effect on cash flows.

The bulk of assets owned by ActewAGL and many of those owned by APT are also subject to regulation. It follows that AGL's returns from its investments in ActewAGL and APT are subject to the effects of the regulatory decisions that apply to assets owned by those entities.

As a result of this regulatory framework, AGL will be subject to periodic pricing resets by regulators and any decreases in allowed network charges could affect AGL's operational results.

Weather

Network tariffs are based on throughput volumes forecast at the time of regulatory reset. However, the quantity of gas and electricity transported through the networks may be affected by weather conditions among other things. For example, warmer than forecast winters or mild summers may result in reduced volumes of gas and electricity being sold which would adversely impact AGL's revenues and cash flow.

Demand

In addition to seasonal variability, the volume of gas and electricity transported for users of the networks is subject to a range of variables which will be outside the control of AGL, including economic conditions, government policy, availability of alternative fuels or energy sources, and specific industry conditions of energy consumers. From year to year, volumes may fluctuate depending on changes to these variables.

Supply availability

Supply disruptions which reduce the availability of gas or electricity may have a detrimental impact on the revenues and cash flow of AGL. Disruptions may occur as a result of problems at the energy source or in transmission infrastructure or can be caused by network failure.

Gas Valpo

Since 2004, Gas Valpo has suffered gas supply restrictions imposed by Argentina (from which it sources its gas supply). Gas Valpo has contracted supplies that will provide some protection of its position. However, political influences beyond the company's control create uncertainty over Gas Valpo's ability to obtain gas from Argentina and otherwise manage the gas supply restrictions.

PNG Australian Pipeline Project

APC and the PNG Gas Producers have yet to finalise the FEED process. The outcome of FEED is by its nature uncertain and it may be that the conclusion as a result of this process is not to proceed with the development of the PNG Australian Pipeline Project. Section 1.2(g) contains a description of the PNG Australian Pipeline Project.

TransACT

AGL has provided a guarantee in support of a $25 million bank facility obtained by TransACT. The guarantee is limited to that facility which, as at 4 April 2006, was drawn to $23.25 million.

Bypass

Bypass occurs where a competitor incurs the costs of replicating portions of a distribution network or gas pipeline rather than purchasing access to the existing network or pipeline. Although the cost is generally prohibitive, bypassing an existing network or pipeline may, in limited circumstances, become viable. Should bypass occur, the resulting loss of gas or electricity volumes would adversely impact the Merged Group's revenues and cash flow.

6.6 Risks that arise from the Offer

(a) Acquisition of less than 100% of Alinta Shares

Although the Offer is conditional on AGL acquiring a relevant interest in more than 90% (by number) of Alinta Shares (thereby entitling it to compulsorily acquire all outstanding Alinta Shares and, subject to the requirements of the Corporations Act, other Alinta securities) and AGL has no present intention to waive this condition, it is possible that AGL will acquire less than 100% of Alinta Shares under the Offer. The impact on the Merged Group of AGL acquiring less than 100% of Alinta Shares will depend on the ultimate level of ownership acquired but, in any event, the existence of a minority interest in Alinta may have an impact on the Merged Group's capacity to realise synergies from the acquisition of Alinta and to implement the intentions described in Sections 4.2 to 4.4, as the case may be.

If the 90% minimum acceptance condition is waived by AGL and, at the end of the Offer Period, AGL does not hold 80% or more of the Alinta Shares, if you accept the Offer and make a capital gain for Australian tax purposes from your disposal of Alinta Shares you will be unable to elect for a rollover of that capital gain. In these circumstances, you will be subject to CGT on the capital gain. CGT rollover relief for capital gains is discussed further in Section 7.

(b) Issue of AGL Shares as consideration

The consideration being offered to Alinta Shareholders under the AGL Offer is a specified number of AGL Shares. The market value of AGL Shares at the time at which they are received by Alinta Shareholders may vary from their market value on the date that Alinta Shareholders accept the Offer.

AGL will issue a significant number of AGL Shares to Alinta Shareholders who accept the Offer. Some Alinta Shareholders may not wish to retain the AGL Shares that they receive under the Offer and may subsequently sell them on ASX. If such sales are substantial, there may be an oversupply of the AGL Shares which may have an adverse effect on the market price of the AGL Shares while any oversupply persists.

(c) ACCC

Any merger between AGL and Alinta would be likely to raise competition issues.

AGL considers that the draft undertakings it has offered to the ACCC address those issues, including through the Post-Bid Demerger. However, there is some residual risk that the ACCC may require further undertakings in order to provide clearance. AGL does not consider that any such further undertakings are likely to have significant commercial implications. Competition issues and the draft undertakings are discussed further in Section 8.2.

(d) Change in control

Alinta may be party to agreements that contain change of control or pre-emptive rights provisions that may be triggered if, following completion of the Offer, AGL acquires control of Alinta. The operation of these provisions could have adverse consequences for Alinta (such as the loss of major contracts or assets, increased costs or the need to renegotiate financings).

These provisions may be waived with the consent of the other party, and AGL may seek to obtain such waivers if it discovers that pre-emptive rights or change of control provisions affecting Alinta's assets or material contracts would be triggered on AGL obtaining control of Alinta.

(e) **Synergies and risk**

AGL has made certain assumptions regarding the costs and time involved in achieving the estimated synergies (refer to Sections 5.5(d)(ii)). It is possible that the actual costs incurred in achieving the synergies will be different to the estimated costs, having a consequential impact on the Merged Group's financial performance.

Possible synergies and efficiencies which may arise if AGL acquires all the Alinta Shares under the Offer are described in Section 5.5(d)(ii).

However, failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of the Merged Group.

(f) **Forecasts**

A number of financial and commercial assumptions about the Merged Group have been included in the preparation of the forecast financial information set out in Section 5. Factors which could alter the assumptions and have an impact on the achievability of these forecasts are set out in Section 5.

(g) **Limited due diligence**

In preparing the information on Alinta in the Bidder's Statement, including the pro forma forecast financial information, AGL has relied upon publicly available information. AGL has not had direct access to Alinta. AGL has not been able to verify the Alinta information included in this Bidder's Statement, and any inaccuracy in the Alinta information could adversely affect the anticipated results of operations of the Merged Group. As only limited due diligence was able to be carried out on Alinta from certain public documents, risks may exist of which AGL is unaware. If any material risks are known to the Alinta Directors, they will need to be disclosed in the target's statement to be issued by Alinta in response to this Bidder's Statement.

(h) **Loss of key staff**

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by AGL of a controlling interest in Alinta. This is a risk factor until any skills that are lost are adequately replaced.

(i) **Minority shareholders in Alinta**

If you do not accept the Offer and the Offer becomes unconditional, you may, depending on the level of acceptance of the Offer, become part of a locked-in minority in Alinta. In such a case, the liquidity of Alinta Shares may be materially diminished.

Greenwoods
& Freehills

24 April 2006

Doc no Greenwoods\003736902

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

Dear Directors

Offer for Alinta Limited
Australian Taxation Report

We have been instructed by The Australian Gas Light Company ("**AGL**") to prepare this taxation report for inclusion in the AGL Bidder's Statement in relation to the takeover bid (the "**Offer**") to holders of ordinary shares in Alinta Limited ("**Alinta**").

Alinta Shareholders who accept the Offer will transfer their Alinta Shares to AGL for consideration comprising AGL Shares.

This report contains a general outline of the Australian income tax, stamp duty and goods and services tax ("**GST**") implications for Alinta Shareholders who hold their Alinta Shares on capital account.

The report does not address the tax treatment for Alinta Shareholders who:

- hold their Alinta Shares on revenue account (eg, banks and share trading entities); or
- are participants in an Alinta employee share or option plan; or
- are not residents of Australia for income tax purposes and who either:
  - have used their Alinta Shares at any time in carrying on a business through a permanent establishment (eg, a branch) in Australia; or
  - beneficially owned, together with their associates, at least 10% by value of the shares in Alinta at any time during the 5 years before the time of the CGT event (see section 1.1 below) that happens when they dispose of their Alinta Shares under the Offer.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney



If any Alinta Shareholder is a subsidiary member of a tax consolidated group, any reference to an Alinta Shareholder should be read as a reference to the head entity of that tax consolidated group and not the Alinta Shareholder.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Bidder's Statement.

This report is based on the provisions of the *Stamp Act 1921 (WA)*, *Duties Act 1997 (NSW)*, the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* (collectively, the "**Tax Act**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this letter.

1 Tax Consequences for Australian resident Alinta Shareholders who accept the Offer

This section 1 does not deal with the tax treatment of non-resident Alinta Shareholders. The CGT consequences for non-resident Alinta Shareholders are discussed in section 4 below.

1.1 Transfer of Alinta Shares

Each Alinta Shareholder who accepts the Offer will transfer their Alinta Shares to AGL. The transfer of Alinta Shares to AGL will be a capital gains tax ("**CGT**") event. Alinta Shareholders who are residents of Australia for income tax purposes will make:

- a capital gain if the capital proceeds for their Alinta Shares are greater than the cost base of their Alinta Shares - unless CGT roll-over relief applies (see section 1.2 below); or
- a capital loss if the reduced cost base of their Alinta Shares is greater than the capital proceeds for their Alinta Shares.

The capital proceeds for the Alinta Shares will be an amount equal to the market value of the AGL Shares. For these purposes, the market value of the AGL Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event will be the date on which the Alinta Shareholder accepts the Offer.

The cost base of Alinta Shares will generally include the Alinta Shareholders' original (or deemed) cost of acquisition.

1.2 Availability of CGT roll-over relief

In our view, provided that AGL becomes the owner of at least 80% of Alinta Shares[1], the conditions for CGT roll-over relief should be satisfied for Alinta Shareholders who accept the Offer. Accordingly, Alinta Shareholders who would

[1] It is noted that the Offer is conditional on the Offer being accepted in respect of at least 90% of the Alinta Shares.

otherwise make a capital gain on transferring their Alinta Shares should be able to choose CGT roll-over relief.

However, if CGT roll-over relief is not chosen or is not available, the CGT consequences for Alinta Shareholders are explained in section 1.5 of this report.

AGL has applied or will apply to the ATO for a class ruling (the "**Class Ruling**") which is expected to confirm the availability of CGT roll-over relief for Alinta Shareholders who accept the Offer.

1.3 Effect of CGT roll-over relief

If CGT roll-over relief is available and an Alinta Shareholder chooses CGT roll-over relief (see section 1.4), then the capital gain arising on transfer of the Alinta Shares is effectively deferred until the subsequent disposal of the AGL Shares received. Specifically, the following consequences will arise:

- the capital gain realised on the transfer of the Alinta Shares is disregarded;
- the first element of the cost base of each AGL Share received under the arrangement will be equal to an amount which is reasonably attributable to the cost base of the Alinta Shares for which it was exchanged and for which roll-over was chosen. It is expected that the Class Ruling will set out a method which is acceptable to the ATO as a reasonable basis for attributing cost base; and
- the AGL Shares will be taken to have been acquired at the time the Alinta Shares were originally taken to have been acquired. This is relevant to the availability of the CGT discount concession on a subsequent disposal or other taxation event in relation to the AGL Shares (see section 3.3).

The consequences of subsequently disposing of the AGL Shares are explained in section 3 of this report.

1.4 How to choose CGT roll-over relief

Alinta Shareholders will generally need to choose CGT roll-over relief before lodging their income tax return for the income year in which the CGT event happens. For example, for Alinta Shareholders who do not have a substituted accounting period for tax purposes and who accept the Offer before 1 July 2006, this would be the tax return for the year ending 30 June 2006. The choice may be evidenced simply by excluding the capital gain, in respect of which CGT roll-over relief is chosen, from the Alinta Shareholder's tax return.

1.5 Consequences where no CGT roll-over relief

The CGT consequences for an Alinta Shareholder who makes a capital gain as a result of transferring their Alinta Shares pursuant to the Offer in circumstances where CGT roll-over relief is not available or not chosen will be as follows.

- The Alinta Shareholder's capital gains and capital losses for the income year are aggregated to determine whether they have a net capital gain or net capital loss:
    - any net capital gain for the year is included in assessable income and (subject to the comments below regarding the CGT discount concession) is subject to income tax at the Alinta Shareholder's marginal tax rate; and

- any net capital loss may not be deducted against other income for income tax purposes, but may generally be carried forward to offset against net capital gains of future income years. Specific capital loss carry forward limitation rules apply to Alinta Shareholders that are companies and trusts.

- Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their Alinta Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for Alinta Shareholders that are companies.

- Where the Alinta Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. Alinta Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

1.6 Should you choose CGT roll-over relief?

Whether an Alinta Shareholder should choose CGT roll-over relief is a matter to be decided having regard to all of the Alinta Shareholder's circumstances and may be influenced by factors both related and unrelated to income tax. Accordingly, this letter is not to be construed as providing a recommendation as to the most appropriate action for Alinta Shareholders. Instead, all Alinta Shareholders should obtain independent advice based on their own particular circumstances.

However, relevant tax-related considerations for Alinta Shareholders regarding whether to choose CGT roll-over relief may include:

- choosing CGT roll-over relief will generally benefit Alinta Shareholders who hold Alinta Shares with a low CGT cost base relative to the market value of AGL Shares received and Alinta Shareholders who intend to hold AGL Shares for an extended period of time; and

- Alinta Shareholders who have capital losses available, or minimal other assessable income in the relevant income year, may benefit from not choosing CGT roll-over relief.

2 Holding AGL Shares

2.1 Summary

Australian resident Shareholders will generally be taxable on:

- the amount of any dividend received from AGL, grossed-up for any franking credits attached to the dividend; and

- any capital gain arising from the subsequent disposal of an AGL Share (refer section 3 below).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

2.2 Dividends received from AGL

AGL will generally be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to AGL Shareholders.

Generally, an AGL Shareholder's assessable income will include the amount of any franking credits attached to dividends paid by AGL in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in an AGL Shareholder's assessable income, the AGL Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the AGL Shareholder must have held the AGL Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to an AGL Shareholder if the AGL Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the AGL Shareholder is an individual, complying superannuation entity or a registered charity, the AGL Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the AGL Shareholder's dividends exceed the AGL Shareholder's tax liability for the income year (ie, where there are "excess franking credits").

Where the AGL Shareholder is a corporate shareholder, any franked dividends the AGL Shareholder receives will generally give rise to a franking credit in the AGL Shareholder's franking account.

3 Subsequent disposal of AGL Shares

Australian resident Alinta Shareholders who acquire AGL Shares under the Offer and who subsequently dispose of their AGL Shares in a normal on-market transaction will make:

- a capital gain if the capital proceeds for their AGL Shares are greater than the cost base of their AGL Shares (see section 3.1); or
- a capital loss if the reduced cost base of their AGL Shares (see section 3.1) is greater than the capital proceeds for their AGL Shares.

AGL Shareholders may be eligible for the discount CGT concession in respect of a capital gain arising on the disposal of their AGL Shares (see section 3.3). The availability of the CGT discount concession will depend on the identity of the AGL Shareholder (ie, whether they are individuals, complying superannuation entities or trustees) and whether they acquired, or are taken to have acquired, their AGL Shares at least 12 months before the disposal (see section 3.2).

This section does not deal with the tax treatment of non-resident AGL Shareholders.

3.1 Cost base/reduced cost base of AGL Shares

The precise cost base/reduced cost base of AGL Shares acquired under the Offer will depend on whether or not CGT roll-over relief was available, and was chosen.

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief was available and was chosen, the first element of the CGT cost base (and reduced cost base) of the AGL Shares received is equal to the cost base of the Alinta Shares transferred under the Offer.

(b) ***Where CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the CGT cost base of the AGL Shares received in exchange for those Alinta Shares should be the same as the amount of capital proceeds they receive for the transfer of their Alinta Shares (see section 1.1 above).

3.2 Acquisition time

(a) ***CGT roll-over relief available and chosen***

Where CGT roll-over relief is available and is chosen, the AGL Shares received under the Offer will be taken for CGT purposes to have the same acquisition date as Alinta Shares transferred to AGL. This will be important for determining whether the CGT discount concession is available where a capital gain is realised on a subsequent disposal of an AGL Share (see section 3.3).

(b) ***CGT roll-over relief either not available or not chosen***

Where CGT roll-over relief is either not chosen or is not available, the AGL Shares acquired under the Offer will be treated as being acquired for CGT purposes on the date on which the Offer is accepted by an Alinta Shareholder. This means that such AGL Shares must be held for at least 12 months after that date in order to be eligible for the CGT discount concession (see section 3.3).

3.3 CGT discount concession

Broadly, under the CGT discount concession, individuals, complying superannuation entities and trustees that have held their AGL Shares for at least 12 months before the time of the CGT event should be entitled to discount the amount of the net capital gain (after applying any capital losses or carried forward net capital losses). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. The CGT discount concession is not available for AGL Shareholders that are companies.

Where the AGL Shareholder is a trustee, the CGT discount concession may flow through to the beneficiaries in that trust, other than companies. AGL Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

4 Tax Consequences for non-resident Alinta Shareholders who accept the Offer

Alinta Shareholders who are not residents of Australia for income tax purposes and to whom this taxation report applies (see the introduction to this taxation report) cannot make a taxable capital gain or loss from disposing of their Alinta Shares.

Non-resident Alinta Shareholders who are not Foreign Alinta Shareholders will not have their AGL Shares sold on their behalf immediately after the exchange. Such AGL Shareholders should obtain advice on the Australian tax consequences

of a subsequent disposal of their AGL Shares that is specific to their personal circumstances at that time.

5 GST

No GST should be payable in respect of the transactions outlined above, including the disposal of the Alinta Shares and the acquisition of the AGL Shares pursuant to accepting the Offer.

There is likely to be an indirect GST cost for Alinta Shareholders in relation to GST charged on supplies related to the transactions outlined above (eg, legal and other adviser fees paid to obtain advice on whether to accept the Offer).

6 Stamp duty

Alinta Shareholders who accept the Offer will not be required to pay any stamp duty on the exchange of their Alinta Shares for AGL Shares under the Offer, or on a subsequent disposal of the AGL Shares acquired under the Offer, provided that AGL Shares are quoted on the ASX at that time.

7 Tax File Numbers

Former Alinta Shareholders may notify AGL of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the AGL Shares are held by the former Alinta Shareholder in the course of carrying on an enterprise). If a TFN or ABN notification is not provided to AGL, tax will be deducted from the unfranked component of dividends paid by AGL. The current rate of withholding will be 48.5% of the payment. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

❖ ❖ ❖

Yours sincerely
GREENWOODS & FREEHILLS PTY LIMITED

per:

Ernest Chang
Director

8 Other Relevant Information

8.1 ASIC modifications

AGL has relied on the modification to section 636(3) of the Corporations Act set out in ASIC Class Order 01/1543 "Takeover Bids" to include references to certain statements which are made or based on statements made in documents lodged with ASIC or ASX. Pursuant to this Class Order, the consent of the relevant person is not required for the inclusion of such statements in this Bidder's Statement. As required by Class Order 01/1543, AGL will make available a copy of these documents (or of relevant extracts from these documents), free of charge, to you and other Alinta Shareholders who request it during the Bid Period. To obtain a copy of these documents (or the relevant extracts), you may telephone the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

AGL has not obtained from ASIC any modifications of or exemptions from the Corporations Act in relation to the Bid. AGL may rely on class order relief granted by ASIC which applies generally to all persons, including AGL.

8.2 ACCC

Section 50 of the Trade Practices Act prohibits the acquisition of shares in the capital of a body corporate or the acquisition of the assets of a person if the acquisition would have the effect, or is likely to have the effect, of substantially lessening competition in a market.

The Offer is subject to a number of conditions being fulfilled or waived by AGL, including confirmation of ACCC non-intervention, clearance or authorisation. In particular, Section 9.8(a)(ii) provides that it is a condition of the Offer that before the end of the Offer Period, either:

- AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offer pursuant to section 50 of the Trade Practices Act; or
- AGL is granted clearance or authorisation to acquire Alinta Shares under the Offer by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

AGL has approached the ACCC seeking informal clearance in relation to the Offer.

AGL believes that the Offer, considered together with the subsequent Post-Bid Demerger as described in Section 4.3, should not raise any substantial competition concerns in Australia and will use all reasonable endeavours to ensure that ACCC clearance for the Offer (conditional on the Post-Bid Demerger as described in Section 4.3 or targeted divestiture as described in the ACCC Undertakings) is obtained as soon as possible.

AGL has provided draft undertakings under section 87B of the Trade Practices Act to the ACCC for consideration. The ACCC will take these undertakings into account in conducting public inquiries in relation to the Offer. The ACCC Undertakings are set out in Annexure G.

The ACCC Undertakings provide that AGL will use its best endeavours to implement the Post-Bid Demerger within nine months following the end of the Offer Period.

The ACCC Undertakings specify how certain gas transmission assets currently owned by and services currently provided by each of AGL and Alinta will be divided between AGL/Alinta Energy (which is intended to be the holding company for the combined energy businesses of AGL and Alinta) and AGL/Alinta Infrastructure (which is intended to be the holding company for the combined infrastructure and services businesses of AGL and Alinta) as a result of the Post-Bid Demerger. The ACCC Undertakings also provide for a separation of AGL and Alinta's gas retail interests (to be owned and operated by AGL/Alinta Energy) from AGL and Alinta's gas distribution interests (to be owned and operated by AGL/Alinta Infrastructure) as a result of the Post-Bid Demerger. The actual allocation of assets between AGL/Alinta Energy and AGL/Alinta Infrastructure if the Post-Bid Demerger is implemented is set out in Annexure G.

In the event that the Post-Bid Demerger is not implemented within nine months following the end of the Offer Period, the ACCC Undertakings provide that AGL must use its best endeavours to divest the Divestment Businesses either by way of a trade sale or by undertaking an initial public offering of shares in a company whose businesses include or comprise the Divestment Businesses, in either case in accordance with the requirements of the ACCC Undertakings. A withdrawal or variation of those undertakings would require the consent of the ACCC. In order to avoid any concerns which the ACCC may have in relation to the Divestment Businesses being part of a merged entity prior to divestiture, the ACCC Undertakings also provide for these businesses to be managed and operated separately from certain other businesses which, if managed and operated together, may raise competition concerns. These hold separate obligations remain in force until the earliest to occur of the Post-Bid Demerger, the divestment of the Divestment Businesses or the ACCC advising AGL in writing that it does not have any concerns in relation to the merger of AGL and Alinta.

The proposed merger between AGL and Alinta would also raise issues under the cross-ownership provisions of the Victorian Electricity Industry Act. Those provisions prohibit certain acquisitions of parties with interests in Victorian electricity distribution businesses and interests in Victorian generation businesses unless approval has been obtained from the ACCC. If AGL obtains informal clearance from the ACCC in relation to the Offer, the requirements of the Victorian Electricity Industry Act will have been satisfied.

AGL also intends that Alinta's wholesale gas business in the Eastern states would form part of AGL/Alinta Infrastructure, or would be divested to an independent third party. AGL has advised the ACCC that it would be willing to amend its ACCC Undertakings to reflect that intention at the appropriate time.

8.3 Impact of Offer on the Original AGL Demerger

As announced by AGL on 14 March 2006, the Federal Court of Australia approved AGL's request to cancel the demerger scheme meeting which was to have been held on 27 March 2006, and the AGL Directors cancelled the general meeting which was to have been held on 27 March 2006. Accordingly, neither of those meetings took place.

Refer to Section 4.3 for information regarding AGL's intentions to propose the Post-Bid Demerger.

8.4 Offer extends to new Alinta Shares

For the purposes of section 633(2) of the Corporations Act, the date for determining the persons to whom information is to be sent in items 6 and 12 of section 633(1) of the Corporations Act is the Register Date (being 4 May 2006).

The Offer extends to persons who become registered, or entitled to be registered, as the holder of Alinta Shares during the Offer Period due to the conversion of, or exercise of rights attached to, securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue on the Register Date.

Sections 3.4(b) and 3.4(c) set out AGL's understanding, based on documents provided by Alinta to ASX, of the rights of the holders of Alinta RePS and Alinta Options respectively in relation to the Offer.

8.5 Broker commissions

AGL may offer to pay a commission to brokers who solicit acceptances of the Offer from their clients, but it has made no final decision in relation to the matter at this stage.

Any commission payments will be paid only in respect of parcels of Alinta Shares held by retail shareholders who accept the Offer.

If a commission is offered, commission payments will not exceed 0.75% of the value of the consideration payable to a retail shareholder who accepts the Offer, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each acceptance.

If a commission is offered, it will be payable only to brokers and will be subject to the condition that no part of the fee will be able to be passed on or paid to Alinta Shareholders.

It is AGL's intention that, if and when an offer of commission has been made to any broker by AGL, the commission arrangement will remain in place for the balance of the Offer Period and the amount of the commission offered will not be increased during the Offer Period.

8.6 Foreign Alinta Shareholders

If you are a Foreign Alinta Shareholder, you will not be entitled to receive AGL Shares as consideration for the sale of Your Alinta Shares by reason of your acceptance of the Offer. However, if you accept the Offer, AGL will:

- arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for Section 9.10(a);
- cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and
- pay to you the proceeds of sale as determined under the proceeds of sale formula set out in Section 9.10(a)(v).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk to your address as shown on the Register at the Register Date. You will not be paid interest on the proceeds of sale, regardless of a delay in remitting these proceeds.

Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility or ineligibility of Foreign Alinta Shareholders to receive AGL Shares.

8.7 Regulatory and legal matters

AGL is not aware of any Alinta Shareholder who requires any approval referred to in Section 9.9(d) in order to receive any consideration under the Offer.

So far as AGL is aware, unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations 1959 (Cth), payments or transfers to, or for the order of, prescribed governments (and their statutory authorities, agencies and entities) and, in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. Based on AGL's searches, the prescribed governments, countries and entities are as follows:

- supporters of the former government of the Federal Republic of Yugoslavia; and
- ministers and senior officials of the government of Zimbabwe.

The places to which and persons to whom the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth) currently apply include the Taliban, Usama bin Laden (also known as Osama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation) and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The places to which and persons to whom the Charter of the United Nations (Sanctions-Afghanistan) Regulations 2001 (Cth) currently apply include a bin Laden entity and a Taliban entity (as those terms are defined in those regulations).

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth) apply in respect of assets of the previous government of Iraq, and assets removed from Iraq or acquired by a senior official of the previous government of Iraq or their immediate families, and any entity owned or controlled by such persons.

8.8 No collateral benefits

Neither AGL nor any Associate of AGL has in the four months before the date of this Bidder's Statement given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

Neither AGL nor any Associate of AGL has during the period between the date of this Bidder's Statement and the date the first Offer is made under the Bid, given, offered to give or agreed to give a benefit to another person where the benefit was likely to induce the other person or an Associate of the person to accept the Offer or to dispose of Alinta Shares, being a benefit not offered to all Alinta Shareholders under the Offer.

8.9 No escalation agreements

Neither AGL nor any Associate of AGL has entered into any escalation agreement in respect of Alinta Shares that is prohibited by section 622 of the Corporations Act.

8.10 Disclosure of interests of AGL Directors

(a) Interests in AGL Shares

The AGL Directors have relevant interests in the following AGL Shares at the date of this Bidder's Statement:

AGL Director	AGL Shares
Mr Mark Johnson	198,366
Mr Paul Anthony	2,000
Mr Charles Allen AO	72,881
Sir Ronald Brierley	75,422
Mr David Craig	3,241
Ms Carolyn Hewson	51,386
Mr Max Ould	12,805
Mr Graham Reaney	90,460

(b) AGL Directors' interests in Alinta securities

No AGL Director has a relevant interest in Alinta Shares at the date of this Bidder's Statement other than Max Ould who holds 10,000 Alinta Shares.

No AGL Director has acquired or disposed of Alinta Shares in the four months preceding the date of this Bidder's Statement.

(c) Remuneration

AGL in general meeting has fixed the maximum aggregate remuneration which can be paid to all non-executive directors of AGL in any year at $1.5 million.

The AGL Board has determined that the following annual base fees (inclusive of superannuation guarantee contributions) are payable to individual non-executive directors of AGL:

- Mr Mark Johnson – $258,750;
- Mr Charles Allen AO – $115,000;
- Sir Ronald Brierley – $115,000;
- Mr David Craig – $115,000;
- Ms Carolyn Hewson – $115,000;
- Mr Max Ould – $115,000; and
- Mr Graham Reaney – $115,000.

In addition, non-executive AGL Directors (except for the Chairman of the AGL Board) receive fees in relation to each AGL Board

committee on which they serve.

(d) **Indemnity and insurance of AGL Directors**

The AGL Constitution provides that AGL indemnifies, to the extent permitted by law, AGL Directors when acting in their capacity in respect of liability to third parties (other than Related Entities) when acting in good faith, and in respect of costs and expenses of successfully defending legal proceedings and ancillary matters.

AGL has also entered into deeds of access, indemnity and insurance with each AGL Director and has also paid insurance premiums under a contract insuring all AGL Directors against liabilities incurred in their capacity as a director of AGL.

8.11 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no:

- director or proposed director of AGL;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of AGL; or
- broker or underwriter to the issue of AGL Shares,

holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of AGL;
- property acquired or proposed to be acquired by AGL in connection with its formation or promotion, or the offer of AGL Shares under the Offer; or
- the offer of AGL Shares under the Offer.

8.12 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of AGL to induce them to become, or to qualify as, a director of AGL; or
- for services provided by any person referred to in Section 8.11 in connection with the formation or promotion of AGL or the offer of AGL Shares under the Offer.

Deloitte Corporate Finance Pty Limited has acted as Independent Reviewer of Directors' Forecasts. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Corporate Finance Pty Limited has also received other fees for advising AGL on other matters.

Deloitte Touche Tohmatsu has acted as Investigating Accountant to AGL. AGL has paid or agreed to pay approximately $75,000 for these services to the date of this Bidder's Statement, and AGL may pay or agree to pay it additional fees for services provided in connection with the Offer after the date of this Bidder's Statement. Deloitte Touche Tohmatsu has also received other fees for advising AGL on other matters and acting as its auditor.

Greenwoods & Freehills Pty Limited has acted as tax adviser to AGL in connection with the Offer. AGL has paid or agreed to pay up to $25,000 for these services to the date of this Bidder's Statement. AGL has also paid or agreed to pay Greenwoods & Freehills Pty Limited other fees for advising on other matters and AGL may pay or agree to pay it additional fees (based on agreed hourly rates) for tax advisory services provided in connection with the Offer after the date of this Bidder's Statement.

8.13 Consents

None of the parties referred to in this Section 8.13:

- has authorised or caused the issue of this Bidder's Statement;

- makes, or purports to make, any statement in this Bidder's Statement, nor is any statement in this Bidder's Statement based on any statement by any of those parties, other than as specified in this Section 8.13, and

to the maximum extent permitted by law, each expressly disclaims and takes no responsibility for any part of this Bidder's Statement other than a reference to its name and a statement included in this Bidder's Statement with the consent of that party as specified in this Section 8.13.

Deloitte Corporate Finance Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as Independent Reviewer of Directors' Forecasts in the form and context in which it is named. Deloitte Corporate Finance Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Independent Review of Directors' Forecasts in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Deloitte Touche Tohmatsu has given and has not withdrawn its consent to be named in this Bidder's Statement as Investigating Accountant to AGL in the form and context in which it is named. Deloitte Touche Tohmatsu has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of the Investigating Accountant's Report in this Bidder's Statement in the form and context in which it appears, and to the references to that report in this Bidder's Statement in the form and context in which they appear.

Greenwoods & Freehills Pty Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as tax adviser to AGL in the form and context in which it is named. Greenwoods & Freehills Pty Limited has also given and has not before the date of this Bidder's Statement withdrawn its consent to the inclusion of its opinion letter in Section 7 in the form and context in which it appears, and to the references to that opinion letter in the Bidder's Statement in the form and context in which they appear.

Link Market Services Limited has given and has not withdrawn its consent to be named in this Bidder's Statement as the registry for the purposes of receiving acceptances under the Offer in the form and context in which it is named.

A copy of the relevant parts of reports and statements of third parties which have been lodged either with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to you and other Alinta Shareholders who request a copy during the Offer Period. Requests can be made by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made from within Australia), or +61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time). As required by the Corporations Act, calls to these numbers will be recorded.

8.14 Expiry date

No AGL Shares will be issued on the basis of the Offer contained in this Bidder's Statement after the date that is 13 months after the date of this Bidder's Statement.

8.15 No other material information

There is no other information that:

- is material to the making of the decision by a holder of Alinta Shares whether or not to accept the Offer; and
- which is known to AGL,

other than:

- as set out or referred to elsewhere in this Bidder's Statement; or
- information which it would be unreasonable to require AGL to disclose because the information has previously been disclosed to holders of Alinta Shares.

9 The Offer

9.1 Offer

(a) AGL offers to acquire from you on the terms and conditions of this Offer all of Your Alinta Shares together with all Rights attaching to them.

(b) This Offer extends to all Alinta Shares in respect of which you become registered or in respect of which you become entitled to be registered as the holder prior to the end of the Offer Period as a result of the conversion of, or the exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(c) Offers on terms and conditions identical to those contained in this Offer have been dispatched or will be dispatched to:

(i) all holders of Alinta Shares registered as such in the Register on the Register Date; and

(ii) any person who becomes registered as the holder of Alinta Shares during the period commencing on the Register Date and ending at the end of the Offer Period due to the conversion of, or exercise of rights attached to, other securities convertible into Alinta Shares (including Alinta RePS and Alinta Options) and which are on issue at the Register Date.

(d) This Offer is dated 11 May 2006.

9.2 Consideration for the Offer

(a) Subject to the terms of this Offer, in particular Section 9.10, the consideration offered by AGL for the acquisition of all Your Alinta Shares is 0.564 AGL Shares for each Alinta Share.

(b) Subject to Section 9.2(c), if you would otherwise become entitled to a fraction of an AGL Share as a result of your acceptance of this Offer in addition to the number of whole AGL Shares to which you become entitled as a result of that acceptance, any such fractional entitlement:

(i) of less than 0.5 will be rounded down to zero; or

(ii) of 0.5 or more will be rounded up to 1 AGL Share.

(c) If AGL reasonably believes that any parcel or parcels of Alinta Shares has or have been created or manipulated to take advantage of the rounding provision in Section 9.2(b), then any fractional entitlement to an AGL Share arising in relation to that parcel, or those parcels, will be rounded down to the nearest whole number so that the entitlement to AGL Shares arising in relation to each parcel consists of the whole number of AGL Shares only and the fractional entitlement will be disregarded.

9.3 Offer Period

(a) Unless the Offer Period is extended or the Offer is withdrawn, in either case in accordance with the requirements of the Corporations Act, this Offer will remain open for acceptance by you during the period commencing on the date of this Offer and ending at 5:00pm Perth time/7:00pm Sydney time on 12 June 2006 (**Offer Period**).

(b) Subject to the Corporations Act, AGL may extend the Offer Period.

(c) In addition, if, within the last 7 days of the Offer Period:

(i) this Offer is varied to improve the consideration offered; or

(ii) AGL's voting power in Alinta increases to more than 50.1%,

then the Offer Period will be mandatorily extended in accordance with section 624(2) of the Corporations Act so that it ends 14 days after the relevant event.

9.4 Acceptance

(a) You may accept this Offer only in respect of all of Your Alinta Shares.

(b) Subject to Section 9.5, to accept this Offer in respect of Alinta Shares which, at the time of acceptance, are registered in your name in the issuer sponsored sub-register operated by Alinta (in which case Your Alinta Shares are not in a CHESS Holding and your Securityholder Reference Number will commence with "I"), you must **complete** and **sign** the Acceptance Form enclosed with this Offer (which forms part of this Offer) in accordance with the instructions on it and **return** it together with all other documents required by those instructions (if any) to:

BY MAIL: AGL Offer
C/- Link Market Services
Locked Bag A14
Sydney South NSW 1235;

BY FAX: +61 2 9287 0303; or

BY HAND: AGL Offer
C/- Link Market Services
Level 12, 680 George Street
Sydney NSW 2000,

so that it is **received** at an address specified above by no later than the end of the Offer Period. A reply paid envelope, which is valid if sent from within Australia, is enclosed for your use.

If your Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the consideration under this Offer to which you are entitled until your original Acceptance Form (including any documents required by the terms of this Offer and the instructions on the Acceptance Form) is received at an address specified above.

(c) To accept this Offer in respect of Alinta Shares which, at the time of acceptance, are held by you in a CHESS Holding (in which case your Holder Identification Number will commence with "X"), you must comply with the ASTC Settlement Rules. To accept this Offer in accordance with the ASTC Settlement Rules:

(i) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period; or

(ii) if you are not the Controlling Participant, you may either:

(A) **instruct** your Controlling Participant, in accordance with the sponsorship agreement between you and the Controlling Participant, to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules, such initiation to occur before the end of the Offer Period. If you choose to accept this Offer in this way, your Controlling Participant will be obliged by Rule 14.14.1 of the ASTC Settlement Rules to initiate the acceptance within the following timeframes:

I if you specify a time when or by which this Offer must be accepted, in accordance with those instructions; or

II otherwise, by End of Day (as defined in the ASTC Settlement Rules) on the date that you instruct the Controlling Participant to accept this Offer or, if the Offer Period ends on the day you provide those instructions, before the end of the Offer Period; or

(B) otherwise, **complete** and **sign** the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form and **return** it (using the enclosed reply paid envelope, which is valid if sent from within Australia) together with all other documents required by those instructions to one of the addresses indicated on the Acceptance Form and as such authorise AGL to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. For return of the Acceptance Form to be an effective acceptance of the Offer under this Section 9.4(c)(ii)(B), it must be received by AGL in time for AGL to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

(d) To accept this Offer in respect of Alinta Shares in respect of which, at the time of acceptance, you are entitled to be registered but are not registered, you must **complete** and **sign** the Acceptance Form enclosed with this Offer in accordance with the instructions on it and **return** it together with all other documents required by those instructions to one of the addresses referred to in paragraph (b) so that it is received by no later than the end of the Offer Period.

(e) An acceptance of this Offer under Section 9.4(b), (c)(ii)(B) or (d) shall not be complete until the Acceptance Form, completed and signed in accordance with the instructions on it and all other documents required by those instructions, have been received at one of the addresses set out in Section 9.4(b). Notwithstanding the foregoing provisions of this Section 9.4, AGL may, in its absolute discretion, waive at any time prior to the end of the Offer Period all or any of the requirements specified in the Acceptance Form but payment of the consideration in accordance with this Offer will not be made until any irregularity has been resolved and such other documents as may be necessary to procure registration of the Alinta Shares have been lodged with AGL.

(f) The transmission of the Acceptance Form and other documents is at your own risk.

9.5 Entitlement to Offer

(a) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of Your Alinta Shares (such an Alinta Share in this paragraph being called an **Entitlement Share**) then, in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person relating to the Entitlement Shares;

(ii) a corresponding Offer shall be deemed to have been made at that time to you relating to Your Alinta Shares other than the Entitlement Shares; and

(iii) this Offer shall be deemed immediately after that time to have been withdrawn.

(b) If at any time during the Offer Period and before the Offer is accepted, you hold Alinta Shares on trust for, as nominee for, or on account of, another person or persons, then a separate Offer shall be deemed, in accordance with section 653B(1)(b) of the Corporations Act, to have been made to you in relation to each parcel of Alinta Shares within Your Alinta Shares. An acceptance by you of the Offer in respect of any such distinct portion of Your Alinta Shares will be ineffective unless you have given AGL notice stating that Your Alinta Shares consist of separate parcels and your acceptance specifies the number of Alinta Shares in the distinct portions to which the acceptance relates. If Your Alinta Shares are in a CHESS Holding, the notice may be transmitted in an electronic form approved by the ASTC Settlement Rules. Otherwise, the notice must be given to AGL in writing.

(c) Beneficial owners whose AGL Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in having this Offer accepted in respect of the AGL Shares which they beneficially own.

9.6 Effect of acceptance

(a) By:

(i) completing, signing and returning an Acceptance Form in accordance with Section 9.4(b), (c)(ii)(B) or (d); or

(ii) causing this Offer to be accepted in accordance with the ASTC Settlement Rules if Your Alinta Shares are in a CHESS Holding,

you will, or will be deemed to, have:

(i) subject to section 650E of the Corporations Act and Section 9.5, irrevocably accepted this Offer in respect of all Your Alinta Shares;

(ii) subject to this Offer being declared free from the Defeating Conditions or such conditions being fulfilled, agreed to transfer Your Alinta Shares to AGL;

(iii) represented and warranted to AGL as a fundamental condition going to the root of the contract resulting from your acceptance of this Offer that, both at the time of acceptance of this Offer and at the time the transfer of Your Alinta Shares to AGL is registered, all of Your Alinta Shares are and will upon registration be fully paid up and free from all mortgages, charges, liens and other encumbrances of any kind and restrictions on transfer of any kind, and that you have full power and capacity (whether legal or equitable) to sell and transfer such Alinta Shares and that you have paid all amounts which at the time of acceptance have fallen due for payment in respect of those Alinta Shares;

(iv) authorised AGL (by any of its directors, officers, servants or agents), if necessary, to complete on the Acceptance Form correct details of Your Alinta Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make the Acceptance Form an effective acceptance of this Offer;

(v) irrevocably appointed AGL and each of its directors, secretaries and officers from time to time jointly and each of them severally as your true and lawful attorney, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, with power to exercise all powers and rights which you could lawfully exercise as the registered holder of Your Alinta Shares or in exercise of any right derived from the holding of Your Alinta Shares, including, without limiting the generality of the foregoing, requesting Alinta to register Your Alinta Shares in the name of AGL, attending and voting at any meeting of Alinta Shareholders, demanding a poll for any vote taken at or proposing or seconding any resolutions to be considered at any meeting of Alinta Shareholders, requisitioning any meeting of Alinta Shareholders, signing any forms, notices or instruments relating to Your Alinta Shares and doing all things incidental or ancillary to any of the foregoing. You will, or will be deemed to, have acknowledged and agreed that in exercising such powers the attorney may act in the interests of AGL as the intended registered holder of those Alinta Shares. This appointment, being given for valuable consideration to secure the interest acquired in Your Alinta Shares, is irrevocable and terminates upon registration of a transfer to AGL of Your Alinta Shares;

(vi) agreed, with effect from the date that any contract resulting from the acceptance of this Offer is declared free from all its Defeating Conditions or those conditions are fulfilled, and in the absence of a prior waiver of this requirement by AGL, not to attend or vote in person at any meeting of Alinta Shareholders or to exercise or purport to exercise any of the powers conferred on AGL or its nominee in Section 9.6(a)(v);

(vii) irrevocably authorised and directed Alinta to pay to AGL or to account to AGL for all Rights, subject, however, to any such Rights received by AGL being accounted for by AGL to you in the event that this Offer is withdrawn or avoided;

(viii) except where Rights have been paid or accounted for under Section 9.6(a)(vii), irrevocably authorised AGL to deduct from the consideration payable in respect of Your Alinta Shares, the value of any Rights paid to you which, where the Rights take a non-cash form, will be the value of those Rights as reasonably assessed by the Chairman of ASX or his or her nominee. *This may involve reducing the number of AGL Shares to which you would otherwise be entitled under this Offer;*

(ix) if, at the time of acceptance of this Offer, Your Alinta Shares are in a CHESS Holding, with effect from the date that either this Offer or any contract resulting from the acceptance of this Offer is declared free from all its Defeating

Conditions or those conditions are fulfilled, irrevocably authorised AGL to cause a message to be transmitted in accordance with ASTC Settlement Rule 14.17.1 (and at a time permitted by ASTC Settlement Rule 14.17.1(b)) so as to transfer Your Alinta Shares to AGL's takeover transferee holding. AGL shall be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer;

(x) agreed to indemnify AGL in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or in consequence of the transfer of Your Alinta Shares being registered by Alinta without production of your Holder Identification Number for Your Alinta Shares;

(xi) if you are a Foreign Alinta Shareholder, irrevocably appointed AGL as your agent to receive any notice, including a Financial Services Guide (if any) (and any update of that document), that the Nominee and/or its broker may provide under the Corporations Act. Any such document will be made available by AGL on AGL's website (**www.agl.com.au**);

(xii) represented and warranted to AGL that, unless you have notified it in accordance with Section 9.5(b), Your Alinta Shares do not consist of several parcels of Alinta Shares; and

(xiii) agreed to execute all such documents, transfers and assurances that may be necessary or desirable to convey Your Alinta Shares and any Rights to AGL.

(b) If Your Alinta Shares are in a CHESS Holding and you complete, sign and return the Acceptance Form in accordance with Section 9.4(c)(ii)(B) (which you are not bound, but are requested, to do), you will be deemed to have irrevocably authorised AGL and any of its directors, secretaries or officers to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of Your Alinta Shares which are in a CHESS Holding, in accordance with Rule 14.14 of the ASTC Settlement Rules if you have not already done so; and

(ii) give any other instructions in relation to Your Alinta Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and that Controlling Participant.

9.7 Dividends and other entitlements

(a) AGL will be entitled to all Rights declared, paid, made, or which arise or accrue at or after the Announcement Date in respect of Alinta Shares that it acquires pursuant to this Offer.

(b) If any Rights are declared, paid, made or arise or accrue in cash after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been paid to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value of such Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

(c) If any non-cash Rights are issued or made or arise or accrue after the Announcement Date to the holders of Alinta Shares, AGL will (provided the same has not been issued to AGL) be entitled to reduce the consideration specified in Section 9.2 and payable by it to accepting holders of Alinta Shares by an amount equal to the value (as reasonably assessed by the Chairman of ASX or his or her nominee) of such non-cash Rights. This may involve reducing the number of AGL Shares to which accepting holders of Alinta Shares would otherwise be entitled under this Offer.

9.8 Defeating Conditions

(a) Subject to paragraph (b), this Offer and the contract resulting from the acceptance of this Offer (and each other Offer and each contract resulting from the acceptance thereof) are subject to the following conditions being fulfilled or waived by AGL:

(i) **90% minimum acceptance condition**

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

(ii) **ACCC**

Before the end of the Offer Period, either:

(A) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to section 50 of the Trade Practices Act; or

(B) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the Trade Practices Act, and no application for review of such clearance or authorisation is made within the period prescribed by the Trade Practices Act.

(iii) **Regulatory approvals**

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in sub-paragraph (ii)), including (without limitation):

(A) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(B) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(iv) **No regulatory actions**

Between the Announcement Date and the end of the Offer Period:

(A) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) no action or investigation is announced, commenced or threatened by any Public Authority; and

(C) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by this Bidder's Statement (including implementing the intentions expressed in this Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

(v) **No material adverse change**

Between the Announcement Date and the end of the Offer Period:

(A) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(B) no event, matter or thing, as described in sub-paragraph (A), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(vi) **No material transactions**

None of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

(A) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(B) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(C) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(D) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(E) Alinta or any subsidiary of Alinta amends its constitution or the terms of issue of any of its shares, options or other convertible securities;

(F) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(G) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(H) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (A) – (D) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(I) Alinta or any subsidiary of Alinta:

- creates or enters into an option in respect of; or
- does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (A) – (D) above; or

(J) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (A) – (I) above.

(vii) **Market change condition**

Before the end of the Offer Period the S&P/ASX 200 Index does not fall below 4,500 on any trading day.

(viii) **Change in control**

(A) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

- any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;
- any such agreement or other instrument being terminated or modified;
- any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;
- the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or
- the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(B) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(C) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(ix) **Equal access to information**

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 Business Days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(A) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(B) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(C) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

(x) **No prescribed occurrences**

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(A) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(B) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(C) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(E) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(F) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(G) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(H) Alinta or a subsidiary of Alinta resolving that it be wound up;

(I) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(J) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(K) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(L) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(M) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

(b) The Defeating Conditions are conditions subsequent. Further, each of the Defeating Conditions is a separate and distinct condition and shall not be taken to limit the meaning or effect of any other Defeating Condition. The breach or non-fulfilment of any condition subsequent does not prevent a contract to sell Your Alinta Shares resulting from your acceptance of this Offer coming into effect, but entitles AGL by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the provisions of the Corporations Act, AGL alone has the benefit of the Defeating Conditions and any breach or non-fulfilment of any such Defeating Conditions may be relied on only by AGL.

(d) The date specified for the giving of the notice referred to in section 630(3) of the Corporations Act as to the status of the Defeating Conditions is 5 June 2006, subject to extension in accordance with section 630(2) of the Corporations Act if the Offer Period is extended in accordance with the Corporations Act.

(e) Subject to the Corporations Act, AGL may free the Offer and any contract resulting from acceptance of the Offer from all or any of the Defeating Conditions generally or in relation to a specific occurrence by giving notice in writing to Alinta and to ASX in accordance with section 650F of the Corporations Act. Any such notice may be given:

(i) in the case of the Defeating Conditions in Section 9.8(a)(x) – not later than three Business Days after the end of the Offer Period; and

(ii) in the case of the other Defeating Conditions – not less than seven days before the end of the Offer Period.

(f) If at the end of the Offer Period in respect of the Defeating Conditions:

(i) AGL has not declared this Offer and all other Offers made by AGL under the Bid and all contracts resulting from the acceptance of Offers to be free from the conditions; and

(ii) the conditions have not been fulfilled,

then all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from whose acceptance binding contracts have not yet resulted are void. In that event, AGL will, if you have accepted this Offer:

(iii) return at your risk your Acceptance Form together with all documents forwarded by you with that form to your address as shown in the Acceptance Form; or

(iv) if Your Alinta Shares are in a CHESS Holding, notify ASTC under the ASTC Settlement Rules that the contract resulting from your acceptance of the Offer is avoided.

9.9 Obligations of AGL

(a) Subject to this Section 9.9 and the Corporations Act, AGL will provide the consideration for Your Alinta Shares by the end of whichever of the following periods ends earlier:

(i) one month after the Offer is accepted or, if the Offer is subject to a Defeating Condition when accepted, within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period.

Under no circumstances will interest be paid on the consideration for Your Alinta Shares under this Offer, regardless of any delay in making payment or any extension of this Offer.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, AGL will provide the consideration in accordance with paragraph (a);

(ii) if that document is given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if the document is given after your acceptance and before the end of the Offer Period while the Offer is not subject to a Defeating Condition, AGL will provide the consideration by the end of whichever of the following periods ends earlier:

(A) one month after the document is received; or

(B) 21 days after the end of the Offer Period; or

(iv) if that document is received after the end of the Offer Period, AGL will provide the consideration within 21 days after that document is received. However, if, at the time that document is received, this Offer is still subject to a Defeating Condition that relates to a circumstance or event specified in Section 9.8(a)(xi), AGL will provide the consideration within 21 days after the Offer becomes, or is declared, unconditional.

(c) The obligation of AGL to allot and issue any AGL Shares to which you are entitled under this Offer will be satisfied:

(i) by AGL entering your name on the register of members of AGL; and

(ii) dispatching or procuring the dispatch to you of an uncertificated holding statement in your name by pre-paid ordinary mail or, in the case of addresses outside Australia, by pre-paid airmail, to your address as shown on the Register on the Register Date. If Your Alinta Shares are held in a joint name, an uncertificated holding statement will be issued in the name of the joint holders and forwarded to the address that appears first in the Register.

(d) If, at the time of acceptance of this Offer, or provision of any consideration under it, any authority or clearance of the Reserve Bank of Australia or of the ATO is required for you to receive any consideration under this Offer or you are a resident in or a resident of a place to which, or you are a person to whom:

(i) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(ii) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(iii) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(iv) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(v) any law of Australia that would make it unlawful for AGL to provide the consideration payable under the Offers,

applies, then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by AGL. Please refer to Section 8.7 for information as to whether this restriction applies to you.

9.10 Foreign Alinta Shareholders

(a) If you are a Foreign Alinta Shareholder, then unless AGL otherwise determines that:

(i) it is lawful and not unduly onerous and not unduly impracticable to make the Offer to you and to issue you with AGL Shares on acceptance of the Offer; and

(ii) it is not unlawful for you to accept the Offer by the law of the relevant place outside Australia and its external territories,

you will not be entitled to receive AGL Shares as the consideration for Your Alinta Shares by reason of your acceptance of the Offer and if you accept the Offer AGL will:

(iii) arrange for the allotment to the Nominee of the number of AGL Shares to be issued in accordance with the Offer to which you and all other Foreign Alinta Shareholders would have been entitled but for this Section 9.10(a);

(iv) cause those AGL Shares so allotted to be offered for sale by the Nominee on ASX within 30 days after the end of the Offer Period; and

(v) pay to you the amount ascertained in accordance with the formula:

Proceeds of sale x (A/B)

where:

- **Proceeds of sale** is the amount which is received by the Nominee upon the sale of all AGL Shares under this Section 9.10(a) less brokerage and other sale expenses;
- **A** is the number of AGL Shares which AGL would otherwise be required to procure to be issued to you as a result of your acceptance of the Offer; and
- **B** is the total number of AGL Shares issued to the Nominee under this Section 9.10(a).

Payment will be made by cheque in Australian currency drawn on an Australian bank. The cheque will be posted to you at your risk by pre-paid airmail to your address as shown on the Register on the Register Date. Under no circumstances will interest be paid on the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

(b) Notwithstanding anything else contained in this Bidder's Statement, AGL is not under any obligation to spend any money, or undertake any action, in order to satisfy itself of the eligibility of Foreign Alinta Shareholders to receive AGL Shares as set out in Section 9.10(a).

9.11 Official quotation of AGL Shares

(a) The consideration offered by AGL under the Offer comprises AGL Shares. The AGL Shares offered as consideration will be issued by AGL fully paid and will rank equally with existing AGL Shares from their date of issue.

(b) AGL has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration under this Offer have been granted official quotation by ASX.

(c) The Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the AGL Shares to be issued pursuant to the Offer is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

(d) AGL will make an application to ASX within seven days after the date of this Bidder's Statement for the granting of official quotation of the AGL Shares to be issued as consideration under the Offer.

9.12 Withdrawal

(a) AGL may withdraw this Offer at any time with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent. Notice of any withdrawal will be given to ASX and Alinta and will comply with any other conditions imposed by ASIC.

(b) If AGL withdraws this Offer, any contract resulting from its acceptance will automatically be void.

9.13 Variation

AGL may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

9.14 Costs, taxes and GST

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of this Offer will be paid by AGL. No GST is payable as a consequence of the Offer.

9.15 Notices

(a) Any notices to be given by AGL to Alinta under the Bid may be given to Alinta by leaving them at, or sending them by pre-paid ordinary post to, the registered office of Alinta or by sending them by facsimile transmission to Alinta at its registered office.

(b) Any notices to be given to AGL by you or by Alinta under the Bid may be given to AGL by leaving them at or sending them by pre-paid ordinary post to AGL at one of the addresses referred to in Section 9.4(b).

(c) Any notices to be given by AGL to you under the Bid may be given to you by leaving them at or sending them by pre-paid ordinary post or if your address is outside Australia, by airmail, to your address as shown in the Register.

9.16 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in NSW.

10 Glossary and Interpretation

Part A Glossary

The following terms have the meanings set out below unless the context requires otherwise:

AAM or Alinta Asset Management means Alinta Network Services and National Power Services, together.

AASB 139 means Australian Accounting Standard AASB139 "Financial Instruments: Recognition and Measurement".

Adj means adjustments.

ACCC means the Australian Competition and Consumer Commission.

ACCC Undertakings means the draft undertakings under section 87B of the Trade Practices Act provided by AGL to ACCC and which are set out in Annexure G.

Acceptance Form means the form of acceptance of the Offer enclosed with this Offer and the Bidder's Statement or, as the context requires, any replacement or substitute acceptance form provided by or on behalf of AGL.

ACT means Australian Capital Territory.

ACTEW Corporation means ACTEW Corporation Limited ACN 069 381 960.

ActewAGL means the multi-utility joint venture between ACTEW Corporation and AGL.

AGAAP means Australian Generally Accepted Accounting Principles.

Agility means Agility Management Pty Limited ACN 086 013 461.

AGL means The Australian Gas Light Company ABN 95 052 167 405.

AGL Board means the board of directors of AGL.

AGL Demerger Booklet means the demerger scheme booklet issued by AGL and dated 13 February 2006 in relation to the Original AGL Demerger.

AGL Director means a director of AGL.

AGL Energy means the current energy businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

AGL Group means AGL and its Related Entities as at the date of this Bidder's Statement.

AGL Infrastructure means the current infrastructure businesses of AGL that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

AGL LTIP has the meaning given to that term in Annexure F.

AGL LTIP Rights has the meaning given to that term in Section 2.1(c).

AGL Management Share Plan has the meaning given to that term in Annexure F.



AGL Share Loan Plan has the meaning given to that term in Annexure F.

AGL Share Purchase Plan has the meaning given to that term in Annexure F.

AGL Share Reward Plan has the meaning given to that term in Annexure F.

AGL Shareholder means a person who is registered as the holder of AGL Shares.

AGL Shares means fully paid ordinary shares in AGL.

AGL/Alinta Energy means the company currently named AGL Energy Limited ACN 115 061 375 which (subject to the approval of AGL as its sole shareholder) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AGL/Alinta Energy Share means a fully paid ordinary share in AGL/Alinta Energy.

AGL/Alinta Infrastructure means the company currently named The Australian Gas Light Company ABN 95 052 167 405 which (subject to AGL Shareholder approval) will, prior to the Post-Bid Demerger being implemented, change its name to a name which the AGL Board considers appropriate for the company's businesses at that time and, where the context of such reference requires, includes each Related Entity of that company immediately following the Post-Bid Demerger.

AIFRS means the Australian equivalents to IFRS.

AIH means Alinta Infrastructure Holdings, the listed stapled security entity comprising Alinta Infrastructure Trust, Alinta Infrastructure Investment Trust and Alinta Infrastructure Limited.

Alinta means Alinta Limited ABN 40 087 857 001.

Alinta Bid means the Alinta Offers to acquire all of the AGL Shares, on the terms set out in the Alinta Bidder's Statement.

Alinta Bidder's Statement means the replacement bidder's statement dated 31 March 2006 given by Alinta GH to AGL under Part 6.5 of the Corporations Act which replaced the original bidder's statement given by Alinta GH to AGL dated 24 March 2006.

Alinta Board means the board of directors of Alinta.

Alinta DESP means the Alinta Deferred Employee Share Plan as described in Section 3.5.

Alinta Director means a director of Alinta.

Alinta Energy means the current energy businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Energy.

Alinta GH means Alinta Group Holdings Pty Ltd ABN 34 117 660 081 (formerly called Zeboh Pty Ltd), a wholly owned subsidiary of Alinta.

Alinta Group means Alinta and its Related Entities as at the date of this Bidder's Statement.

Alinta Infrastructure means the current infrastructure businesses of Alinta that would upon implementation of the Post-Bid Demerger form part of AGL/Alinta Infrastructure.

Alinta Infrastructure Investment Trust means Alinta Infrastructure Investment Trust ARSN 115 766 179.

Alinta Infrastructure Limited means Alinta Infrastructure Limited ABN 63 108 311 100.

Alinta Infrastructure Trust means Alinta Infrastructure Trust ARSN 115 765 985.

Alinta Network Services means Alinta Asset Management Pty Ltd ABN 52 104 352 650 (formerly called Alinta Network Services Pty Ltd).

Alinta Options means any options to acquire Alinta Shares that have been granted by Alinta to any employee or director of Alinta or any subsidiary of Alinta under any option plan established by Alinta, including the Alinta Executive Option Plan.

Alinta RePS means the reset preference shares issued by Alinta in July 2003.

Alinta Shareholder means a person who is registered as the holder of Alinta Shares in the Register.

Alinta Shares means fully paid ordinary shares in Alinta.

Alinta Offer or **Alinta's Offer** means, as the context requires, the offer by Alinta GH for AGL Shares contained in Part E of the Alinta Bidder's Statement, or the off-market takeover bid constituted by that offer, and Alinta Offers means the several like

offers which together constitute the Alinta Bid.

AlintaGas Networks means AlintaGas Networks Pty Ltd ABN 90 089 531 975 which owns a gas distribution network in Western Australia.

Announcement Date means 13 March 2006.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

APS or **Alinta Power Services** means Alinta Power Services Pty Ltd ABN 16 108 664 151.

APT means Australian Pipeline Trust ARSN 091 678 778.

ASIC means the Australian Securities and Investments Commission.

Associate has the meaning given to that term in section 12 of the Corporations Act.

ASTC means ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means Australian Stock Exchange Limited ABN 98 008 624 691.

ATO means the Australian Taxation Office.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act.

Bairnsdale Power Station means the 94 MW gas-fired power station located at Bairnsdale in Victoria.

BHP Billiton DRI Litigation means the proceedings commenced by Alinta DEWAP Pty Ltd ABN 78 058 070 698 against BHP Billiton Direct Produced Iron Pty Ltd and BHP Billiton Minerals Pty Ltd regarding interruptions in the supply of electricity to the HBI Plant in 2000 and 2001.

Bid means the Offers to acquire all of the Alinta Shares, on the terms set out in this Bidder's Statement.

Bid Period means the period between the date on which this Bidder's Statement was provided to Alinta and the end of the Offer Period (both inclusive).

Bidder's Statement means this document, being the bidder's statement of AGL under Part 6.5 of the Corporations Act relating to the Offer.

BOC means BOC Limited ABN 15 000 029 729.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that ASX declares is not a business day.

CGT means Australian capital gains tax.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities in Australia.

CHESS Holding means a holding of Alinta Shares on the CHESS subregister of Alinta.

Controlling Participant has the meaning given in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth) and any regulations made under that Act.

CPI means Australian Consumer Price Index.

CSM means coal seam methane (or gas), being gas (principally methane) extracted from coal seams and being suitable (generally after treatment) for sale as natural gas.

Dampier to Bunbury Natural Gas Pipeline or **DBNGP** means the gas transmission pipeline that runs between Dampier and Bunbury in Western Australia.

Defeating Condition means each condition of the Offer set out in Section 9.8(a).

Divestment Businesses has the meaning given to that term in Section 4.4.

DPS means dividends per share.

Eastern Gas Pipeline means the gas pipeline which transports gas from the Gippsland Basin in Victoria to markets in Sydney

and regional centres.

EBIT means profit from ordinary activities before finance costs and income tax expense.

EBITDA means profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation.

Electricity Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Elgas means Elgas Ltd ABN 85 002 749 260.

Entitlement Share has the meaning given to that term in Section 9.5(a).

EPS means earnings per share.

ESC means the Essential Services Commission, established under the Essential Services Commission Act 2001 (Vic).

FEED means front end engineering and design.

Foreign Alinta Shareholder means an Alinta Shareholder whose address as shown in the Register is in a jurisdiction other than Australia or its external territories or the United States of America, unless AGL otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to an Alinta Shareholder in the relevant jurisdiction and to issue AGL Shares to such an Alinta Shareholder on the acceptance of the Offer, and that it is not unlawful for such an Alinta Shareholder to accept the Offer in such circumstances in the relevant jurisdiction.

Gas Corporation Act has the meaning given to that term in Section 4.2.

Gas Networks means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Gas Valpo means the gas supply and distribution business owned by AGL in Valparaiso, Chile described in Section 1.2(k).

GL means gigalitres, a measure of water volume.

GL/a means GL per annum.

Glenbrook Power Station means the 112 MW cogeneration power station situated at Glenbrook, near Auckland, on New Zealand's North Island.

Goldfields Gas Pipeline means the natural gas transmission pipeline which transports gas from the Carnavon Basin to Kalgoorlie in the goldfields of Western Australia.

Great Energy Alliance Corporation means Great Energy Alliance Corporation Pty Limited ACN 105 266 028.

GST means the goods and services tax imposed under the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

GW means gigawatt. A measure of energy consumption.

GWh means GW hours. A measure of the rate of energy consumption.

HC Extractions means H C Extractions Pty Ltd ABN 70 002 945 655.

Holder Identification Number or **HIN** means the number used to identify an Alinta Shareholder on the CHESS subregister of Alinta.

IFRS means International Financial Reporting Standards.

Independent Review of Directors' Forecasts means the report of the Independent Reviewer of Directors' Forecasts set out in Annexure B.

Independent Reviewer of Directors' Forecasts means Deloitte Corporate Finance Pty Limited ABN 19 003 833 127.

Investigating Accountant means Deloitte Touche Tohmatsu.

Investigating Accountant's Report means the report of the Investigating Accountant set out in Annexure A.

IPART means the Independent Pricing and Regulatory Tribunal (NSW).

Listing Rules means the listing rules of ASX as amended or varied from time to time.

LPG means liquefied petroleum gas.

LYA means Loy Yang A Power Station.

LYP means Loy Yang Power Partnership.

McConnell Dowell Litigation means the proceedings brought by McConnell Dowell Constructions (Aust) Pty Ltd ABN 71 002 929 017 against Alinta DTH Pty Ltd ABN 36 083 052 019 and Alinta DAO Pty Ltd ABN 17 083 050 319 regarding a dispute in relation to a pipeline construction project in Tasmania.

Merchant Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Merged Group means AGL and its Related Entities following AGL acquiring control of Alinta, including Alinta Group.

MRDC means the PNG company representing the interests of certain PNG landowners.

Multinet means the Multinet Gas Partnership, comprising Multinet Gas (DB No. 1) Pty Ltd ABN 66 086 026 986 and Multinet Gas (DB No. 2) Pty Ltd ABN 57 086 230 122, which owns a gas distribution network in Victoria.

MW means megawatt. A measure of energy consumption.

MWh means MW hours. A measure of the rate of energy consumption.

National Power Services means Alinta Asset Management (2) Pty Ltd ABN 82 073 613 733 (formerly called National Power Services Pty Ltd).

NEM means National Electricity Market.

Newman Power Station means the 105 MW rating gas-fired power station owned by AIH and located within the Mount Newman Joint Venture mining lease, adjacent to the Newman mining township in the Pilbara region of Western Australia.

NGC means NGC Holdings Limited, a company registered in New Zealand.

Nominee means a nominee to be appointed by AGL and approved by ASIC.

NRG Flinders means Flinders Osborne Trading Pty Ltd ACN 094 183 749.

NSW means New South Wales.

Offer, AGL Offer or AGL's Offer means, as the context requires, the offer for Alinta Shares contained in Section 9, or the off-market takeover bid constituted by that offer, and Offers means the several like offers which together constitute the Bid, as varied in accordance with the Corporations Act.

Offer Period means the period during which Offers will remain open for acceptance in accordance with Section 9.3.

Oil Search means Oil Search Limited ARBN 055 079 868.

Original AGL Demerger means the proposed demerger scheme which AGL announced on 31 October 2005 and which was detailed in the AGL Demerger Booklet.

PAT means profit after income tax expense.

Petronas means Petroliam Nasional Bhd, the Malaysian national petroleum company.

PJ means petajoules, being one million gigajoules. A measure of energy.

PJ/a means PJ per annum.

Plan means any of the AGL Share Reward Plan, the AGL Share Purchase Plan, the AGL LTIP, the AGL Share Loan Plan and the AGL Management Share Plan, as the context requires.

Plan Participant means a participant in a Plan.

PNG means Papua New Guinea.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory (including delivery points on the Mt Isa to Ballera Gas Pipeline, the Moomba to Sydney Pipeline, Moomba to Adelaide Pipeline and Rockhampton to Wallumbilla Pipeline) to transport PNG gas to markets in Queensland, the Northern Territory and south east Australia.

PNG Australian Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

PNG Gas Producers means ExxonMobil subsidiaries (Esso Highlands Limited as project operator), Oil Search, AGL (or, where the context requires, AGL Energy), Nippon Oil Exploration Limited and MRDC.

PNG Upstream Gas Project means the project in which the PNG Gas Producers are the participants that aims to develop and bring PNG gas to the PNG Australian Pipeline at the PNG/Australia border.

Port Hedland Power Station means the 175 MW gas-fired power station owned by AIH consisting of five 35 MW units located at two individual sites in the Pilbara mining region of Western Australia.

Post-Bid Demerger means the intended demerger of the combined infrastructure and services businesses and combined energy businesses of AGL and Alinta following the completion of the Offer as further described in Section 4.3.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to the takeover bid the subject of this Bidder's Statement). It also includes any governor-in-council, minister of state or other government official and any self-regulatory organisation established under statute or any stock exchange.

QAL Litigation means the proceedings brought by Queensland Alumina Limited ABN 98 009 725 044 against Alinta DQP Pty Ltd ABN 97 083 050 284 and Alinta DEQP Pty Ltd ABN 70 083 050 104 in relation to alleged breaches of a gas transportation agreement in respect of the Queensland Gas Pipeline.

Queensland Gas Pipeline means the gas pipeline which transports gas from the Surat and Cooper Basins and from the Rolleston and Westgrover gas fields to markets in Gladstone and Rockhampton.

Register means the register of Alinta Shareholders maintained by Alinta in accordance with the Corporations Act.

Register Date means the date to be specified by AGL by notice to Alinta under section 633(2) of the Corporations Act.

Related Entity means in relation to a person, any entity which is a subsidiary of that person or which is in an economic entity (as defined in any approved Australian Accounting Standard) that is controlled by that person.

Retail Energy means the reporting segment of that name referred to in AGL's Half Year Report for the half year ended 31 December 2005.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from or in respect of the Alinta Shares, whether directly or indirectly, including without limitation all rights to receive dividends (and any attaching franking credit), to receive or subscribe for shares, units, notes, options or other securities and to receive all other distributions or entitlements declared, paid, made or issued by Alinta or any subsidiary of Alinta after the Announcement Date.

Securityholder Reference Number or **SRN** means the number allocated by Alinta to identify an Alinta Shareholder on its issuer sponsored subregister.

Share Registry means Link Market Services Limited ABN 54 083 214 537.

Standard & Poor's means Standard & Poor's (Australia) Pty Ltd ACN 007 324 852.

Southern Hydro means the renewable energy power generation assets consisting of 11 hydro power stations in NSW and Victoria and the Wattle Point wind farm in South Australia, acquired by AGL in November 2005.

Sydney CSM Project has the meaning given to that term in Section 1.2(l).

Sydney Gas means Sydney Gas Ltd ACN 003 324 310.

S&P/ASX 50 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

S&P/ASX 200 Index means the index of that name published by Standard & Poor's (or any successor of or replacement for that index).

Takeover Transferee Holding means the CHESS Holding to which Alinta Shares are to be transferred pursuant to acceptances of the Offer.

Tasmanian Gas Pipeline means the subsea and onshore gas pipeline system which transports gas from the Longford Compressor Station in the Gippsland Basin in Victoria to Tasmania.

TEPCO means The Tokyo Electric Power Company, Incorporated.

TJ means terajoules. A measure of energy.

Trade Practices Act means Trade Practices Act 1974 (Cth).

TransACT means the telecommunications services business managed by ActewAGL.

United Energy or **UED** means United Energy Distribution Pty Limited ABN 70 064 651 029 which owns an electricity distribution network in Victoria.

US$ means the lawful currency of the United States of America.

VicHub Interconnect means the interconnect facility at Longford which allows gas to flow between the Tasmanian Gas Pipeline, the Eastern Gas Pipeline and the principal gas transmission system in Victoria.

Victorian Electricity Industry Act means Electricity Industry Act 2000 (Vic).

WA-Related Provisions has the meaning given to that term in Section 4.2.

WLPG means Alinta's Wesfarmers LPG contract.

Your Alinta Shares means, subject to Sections 9.5(a) and 9.5(b), the Alinta Shares in respect of which you are registered or entitled to be registered as holder in the Register at 9:00am on the Register Date and any new Alinta Shares of which you are registered or entitled to be registered as the holder in the Register from 9:00am on the Register Date to the end of the Offer Period as a result of the conversion of, or exercise of rights attached to securities convertible into Alinta Shares (being Alinta RePS and Alinta Options) which are on issue at 9:00am on the Register Date, and to which you are able to give good title at the time you accept the Offer during the Offer Period.

Part B Interpretation

(a) *Annexures to the Bidder's Statement form part of this Bidder's Statement.*

(b) Words and phrases to which a meaning is given by the Corporations Act, the Listing Rules or the ASTC Settlement Rules have that meaning in this Bidder's Statement and in the Acceptance Form unless that meaning is inconsistent with the context in which the word or phrase is used.

(c) Headings are for convenience only and do not affect the interpretation of this Bidder's Statement.

(d) The singular includes the plural and vice versa and words importing any gender include the other gender, and references to persons include corporations.

(e) References to Sections are to sections of this Bidder's Statement.

(f) References to paragraphs are references to paragraphs within the Section in which the reference to the paragraph is made.

(g) References to time are references to the time in Sydney, Australia on the relevant date, unless stated otherwise.

(h) References to "dollars", "$" or "cents" are to Australian currency, unless stated otherwise.

11 Approval of Bidder's Statement

This Bidder's Statement has been approved by a unanimous resolution passed by all the directors of The Australian Gas Light Company.

Dated 5 May 2006.

Signed for and on behalf of The Australian Gas Light Company by

David Craig

Director

ANNEXURES

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
ST LEONARDS NSW 2065

24 April 2006

Dear Directors

Investigating Accountant's Report on Pro forma Historical Financial Information

Deloitte Touche Tohmatsu has been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to prepare this Investigating Accountant's Report ("Report") for inclusion in the Bidder's Statement to be dated on or about 24 April 2006, and to be issued by AGL in respect of its proposed acquisition of Alinta Limited ("Alinta").

Expressions defined in the Bidder's Statement have the same meaning in this Report.

Historical Financial Information

Deloitte Touche Tohmatsu has been requested to prepare a report covering the AGL Group Pro forma Consolidated Historical Financial Information, the Alinta Group Pro forma Consolidated Historical Financial Information, the Pro forma Merged Group Historical Financial Information and the Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information described below and disclosed in the Bidder's Statement.

AGL Group Pro forma Consolidated Historical Financial Information

The AGL Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of AGL and its controlled entities for the year ended 30 June 2005 and the half year ended 31 Decemeber 2005;
- The Pro forma Consolidated Historical Balance Sheet of AGL and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "AGL Group Pro forma Consolidated Historical Financial Information".

The AGL Group Pro forma Consolidated Historical Financial Information set out Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the audited financial statements of AGL and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 Decemeber 2005 that were audited by Deloitte Touche Tohmatsu. The audit opinions issued by Deloitte Touche Tohmatsu to the members of AGL relating to those financial statements were unqualified.

Alinta Group Pro forma Consolidated Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement has been derived from the publicly available consolidated financial statements of Alinta and its controlled entities for the half years ended 30 June 2005 and 30 June 2004 and the financial years ended 31 December 2005 and 31 December 2004 ("the publicly available Alinta financial statements"). The financial information disclosed in the publicly available Alinta financial statements has been recalculated by AGL on a year ended 30 June 2005 and a half year ended 31 December 2005 basis, as described in Section 5.2 (b) of the Bidder's Statement, so as to align Alinta's financial year with that of AGL (30 June).

The Alinta Group Pro forma Consolidated Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Consolidated Historical Income Statements and Pro forma Consolidated Historical Cash Flow Statements of Alinta and its controlled entities for the year ended 30 June 2005 and for the half year ended 31 December 2005; and
- The Pro forma Consolidated Historical Balance Sheet of Alinta and its controlled entities as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Alinta Group Pro forma Consolidated Historical Financial Information".

The publicly available Alinta financial statements were audited or reviewed by Alinta's external auditor, an accounting firm other than Deloitte Touche Tohmatsu. These audits and reviews were carried out in accordance with Australian Auditing Standards and the corresponding audit opinions and review statements issued to the members of Alinta relating to those consolidated financial statements, were unqualified.

Pro forma Merged Group Historical Financial Information

The Pro forma Merged Group Historical Financial Information, as set out in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement, comprises:

- The Pro forma Merged Group Historical Income Statements and Pro forma Merged Group Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma Merged Group Historical Balance Sheet as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement,

together, the "Pro forma Merged Group Historical Financial Information".

The Pro forma Merged Group Historical Financial Information, has been compiled from the AGL Group Pro forma Consolidated Historical Financial Information and the Alinta Group Pro forma Consolidated Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.3: figures 4; 5 and 6 of the Bidder's Statement.

Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, as set out in Section 5.4: figures 7 and 8 of the Bidder's Statement, comprises:

- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Income Statements and Historical Cash Flow Statements for the year ended 30 June 2005 and the half year ended 31 December 2005;
- The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Balance Sheets as at 31 December 2005; and
- The Pro forma adjustments as described in Section 5.4: figures 7 and 8 of the Bidder's Statement,

together, the "Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information".

The Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information, has been derived from the Pro forma Merged Group Historical Financial Information, after reflecting the Pro forma adjustments described in Section 5.4: figures 7 and 8 of the Bidder's Statement.

The AGL Directors are responsible for the preparation and presentation of the:

- AGL Group Pro forma Consolidated Historical Financial Information;
- Alinta Group Pro forma Consolidated Historical Financial Information;
- Pro forma Merged Group Historical Financial Information; and
- Pro forma AGL/Alinta Energy and AGL/Alinta Infrastructure Historical Financial Information:

including the determination of the Pro forma adjustments,

collectively, the "Pro forma Historical Financial Information".

The Pro forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian equivalents to International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

Scope

We have conducted our review of the Pro forma Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We have made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- Analytical procedures on the Pro forma Historical Financial Information;
- A review of work papers, accounting records and other documents;
- A comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the AGL consolidated financial statements for the half year ended 31 December 2005, and the accounting policies adopted by Alinta as disclosed in the publicly available consolidated financial statements of Alinta for the year ended 31 December 2005; and
- Enquiry of the directors and management of AGL.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the Pro forma Historical Financial Information.

Limitations of scope in respect of Pro forma Historical Financial Information

The Alinta Group Pro forma Consolidated Historical Financial Information has been extracted from publicly available financial information. The Directors have made various assumptions in order to present the Alinta Group Pro forma Consolidated Historical Financial Information, which have not been discussed with Alinta management or verified to supporting accounting records. Accordingly, our review of the Alinta Group Pro forma Consolidated Historical Financial Information is substantially less in scope than an audit or review examination of the underlying financial information from which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived. We do not express any audit opinion, or review statement, in relation to the publicly available Alinta financial statements for which the Alinta Group Pro forma Consolidated Historical Financial Information has been derived.

As set out in Section 5.3 (f) of the Bidder's Statement the calculation of goodwill and the fair value of assets acquired by AGL on acquisition accounting of Alinta under AIFRS have been determined provisionally based on the limited publicly available financial information in respect of Alinta.

Review Statement

Based on our review, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that the Pro forma Historical Financial Information is not presented fairly in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by AGL as disclosed in the consolidated financial statements of AGL for the half year ended 31 December 2005.

Subsequent Events

Apart from the matters dealt with in this Report, and having regard for the scope of our Report, nothing has come to our attention that would cause us to believe that matters arising after 31 December 2005 would require comment on, or adjustments to, the information contained in this Report, or would cause such information to be misleading or deceptive.

Independence and Disclosure of Interest

Deloitte Touche Tohmatsu and Deloitte Corporate Finance Pty Limited do not have any interest in the outcome of the proposed acquisition other than the preparation of this Report, the preparation of the Independent Review of Directors' Forecasts, provision of financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Touche Tohmatsu has consented to the inclusion of this Investigating Accountant's Report in the Bidder's Statement in the form and context in which it is so included; but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Touche Tohmatsu makes no representation regarding, and takes no responsibility for, any other documents or material in, or omissions from, the Bidder's Statement.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants

Deloitte.

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
AFSL NO. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

Note: This report consists of both a Financial Services Guide and a Review of Directors' Forecasts

Part 1 – Financial Services Guide

24 April 2006

What is a Financial Services Guide?

This Financial Services Guide (FSG) is an important document whose purpose is to assist you in deciding whether to use any of the general financial product advice provided by Deloitte Corporate Finance Pty Limited (ABN 19 003 833 127). The use of "we", "us" or "our" is a reference to Deloitte Corporate Finance Pty Limited as the holder of Australian Financial Services Licence (AFSL) No. 241457. The contents of the FSG include:

- who we are and how we can be contacted
- what services we are authorised to provide under out AFSL.
- how we (and any other relevant parties) are remunerated in relation to any general financial product advice we may provided
- details of any potential conflicts of interest
- details of our internal and external dispute resolution systems and how you can access them.

Information about us

We have been engaged by the Directors of The Australian Gas Light Company ("AGL" or "the Company") to give general financial product advice in the form of a report to be provided to you in connection with AGL's Bidder's Statement in respect of the Company's offer to acquire all of the shares in Alinta Limited ("Alinta") ("the Proposed Acquisition of Alinta"). You are not the party or parties who engaged us to prepare this report. We are not acting for any person other than the party or parties who engaged us. We are required to give you an FSG by law because our report is being provided to you. You may contact us using the details located above.

Deloitte Corporate Finance Pty Limited is ultimately owned by the Australian partnership of Deloitte Touche Tohmatsu. The Australian partnership of Deloitte Touche Tohmatsu and its related entities provide services primarily in the areas of audit, tax, consulting, and financial advisory services. Our directors may be partners in the Australian partnership of Deloitte Touche Tohmatsu.

The Australian partnership of Deloitte Touche Tohmatsu is a member firm of the Deloitte Touche Tohmatsu Verein. As the Deloitte Touche Tohmatsu Verein is a Swiss Verein (association), neither it nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.

The financial product advice in our report is provided by Deloitte Corporate Finance Pty Limited and not by the Australian partnership of Deloitte Touche Tohmatsu, its related entities, or the Deloitte Touche Tohmatsu Verein.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we and the Australian partnership of Deloitte Touche Tohmatsu (and its related bodies corporate) may from time to time provide professional services to financial product issuers in the ordinary course of business.

What financial services are we licensed to provide?

The AFSL we hold authorises us to provide the following financial services to both retail and wholesale clients:

- to provide general financial product advice in respect of:
  - debentures, stocks or bonds to be issued or proposed to be issued by a government
  - interests in managed investment schemes including investors directed portfolio services
  - securities.
- to deal in a financial product by arranging for another person to apply for, acquire, vary or dispose of financial products in respect of:
  - debentures, stocks or bonds issued or to be issued by a government
  - interests in managed investment schemes including investor directed portfolio services
  - securities.

Information about the general financial product advice we provide

The financial product advice provided in our report is known as "general advice" because it does not take into account your personal objectives, financial situation or needs. You should consider whether the general advice contained in our report is appropriate for you, having regard to your own personal objectives, financial situation on needs.

If our advice is being provided to you in connection with the acquisition or potential acquisition of a financial product issued by another party, we recommend you obtain and read carefully the relevant offer document provided by the issuer of the financial product. The purpose of the offer document is to help you make an informed decision about the acquisition of a financial product. The contents of the offer document will include details such as the risks, benefits and costs of acquiring the particular financial product.

How are we and our employees remunerated?

Our fees are usually determined on an hourly basis; however there may be a fixed amount or an amount derived using another basis. We may also seek reimbursement of any out-of-pocket expenses incurred in providing the services.

Fee arrangements are agreed with the party or parties who actually engage us, and we confirm our remuneration in a written letter of engagement to the party or parties who actually engage us.

Neither Deloitte Corporate Finance Pty Limited nor its directors and officers, nor any related bodies corporate or associates and their directors and officers, receives any commissions or other benefits, except for the fees for services rendered to the party or parties who actually engage us. Our fee is $75,000.

All of our employees receive a salary. Our employees are eligible for annual salary increases and bonuses based on overall performance but do not receive any commissions or other benefits arising directly from services provided to you. The remuneration paid to our directors reflects their individual contribution to the company and covers all aspects of performance. Our directors do not receive any commissions or other benefits in connection with our advice.

We do not pay commissions or provide other benefits to other parties for referring prospective clients to us.

Responsibility

The liability of Deloitte Corporate Finance Pty Limited is limited to the contents of this FSG and our report referred to in this FSG.

Liability limited by a scheme approved under Professional Standards Legislation.

What should you do if you have a complaint?

If you have any concerns regarding our report, you may wish to advise us. Our internal complaint handling process is designed to respond to your concerns promptly and equitably. Please address your complaint in writing to:

The Complaints Officer
Practice Protection Group
PO Box N250
Grosvenor Place
Sydney NSW 1220

If you are not satisfied with the steps we have taken to resolve your complaint, you may contact the Financial Industry Complaints Services ("FICS"). FICS provides free advice and assistance to consumers to help them resolve complaints relating to members of the financial services industry. Complaints may be submitted to FICS at:

Financial Industry Complaints Service
PO Box 579
Collins Street West
Melbourne VIC 8007
Telephone: 1300 780 808
Fax: +61 3 9621 2291
Internet: http://www.fics.asn.au

If your complaint relates to the professional conduct of a person who is a Chartered Accountant, you may wish to lodge a complaint in writing with the Institute of Chartered Accountants in Australia ("ICAA"). The ICAA is the professional body responsible for setting and upholding the professional, ethical and technical standards of Chartered Accountants and can be conducted at:

The Institute of Chartered Accountants
GPO Box 3921
Sydney NSW 2001
Telephone: +61 2 9290 1344
Fax: +61 2 9262 1512

Specific contact details for lodging a complaint with the ICAA can be obtained from their website at http://www.icaa.org.au/about/index.cfm.

The Australian Securities and Investments Commission ("ASIC") regulates Australian companies, financial markets, financial services organisations and professionals who deal and advise in investments, superannuation, insurance, deposit taking and credit. Their website contains information on lodging complaints about companies and individual persons and sets out the types of complaints handled by ASIC. You may contact ASIC as follows:

Info line: 1300 300 630
Email: infoline@asic.gov.au
Internet: http://www.asic.gov.au/asic/asic.nsf

Deloitte.

Deloitte Corporate Finance Pty Limited
ABN 19 003 833 127
AFSL NO. 241457

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250
Sydney NSW 1220 Australia

Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001

www.deloitte.com.au

The Directors
The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065

24 April 2006

Dear Directors

REVIEW OF DIRECTORS' FINANCIAL FORECASTS

Introduction

This report has been prepared at the request of the Directors of The Australian Gas Light Company ("AGL" or "the Company") for inclusion in a Bidder's Statement to be issued by the Company in respect of its proposed acquisition of Alinta Limited ("Alinta"). Deloitte Corporate Finance Pty Limited ("Deloitte") is wholly owned by Deloitte Touche Tohmatsu and holds the appropriate Australian Financial Services licence for the issue of this report.

Expressions defined in the Bidder's Statement have the same meaning in this report.

Scope of Report

The Directors are solely responsible for the preparation and presentation of financial forecasts and the information contained therein, including the assumptions on which they are based.

Pro forma financial forecasts have been prepared for:

i) the Company and its controlled entities, including separate disclosure of AGL's energy and infrastructure businesses, for the years ending 30 June 2006 and 30 June 2007, as presented in section 5.5 (b) (i), of the Bidder's Statement;

ii) Alinta and its controlled entities, including separate disclosure of Alinta's energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (c) (i) of the Bidder's Statement; and

iii) the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i) of the Bidder's Statement;

collectively, the Financial Forecasts.

Member of
Deloitte Touche Tohmatsu

We have reviewed the Financial Forecasts together with the assumptions on which the Financial Forecasts are based as set out in sections 5.5 (b) (iv), 5.5 (c) (iii), and 5.5 (d) (ii) of the Bidder's Statement in order to give a statement thereon to the Directors of the Company.

Our review of the Financial Forecasts has been conducted in accordance with AUS 902 "Reviews of Financial Reports". Our review consisted primarily of enquiry, comparison, and analytical review procedures we considered necessary including discussions with management and Directors of the Company of the factors considered in determining their assumptions. Our procedures included examination, on a test basis, of evidence supporting the assumptions, amounts and other disclosures in the Financial Forecasts and the evaluation of accounting policies used in the Financial Forecasts.

These procedures have been undertaken in order to state whether anything has come to our attention, which causes us to believe that:

i) the Directors' best-estimate assumptions do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Our review is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards and provides less assurance than an audit. In addition, prospective financial information, such as the Financial Forecasts, relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Financial Forecasts are based, those assumptions are generally future-orientated and therefore speculative in nature. Accordingly, actual financial performance may vary from the prospective financial information presented in the Bidder's Statement and such variations may be material. We have not performed an audit and we do not express an audit opinion on the Financial Forecasts.

Directors' Financial Forecasts

The Financial Forecasts have been prepared by management and adopted by the Directors in order to provide a guide to the potential financial performance of the Company for the years ending 30 June 2006 and 30 June 2007, Alinta for the year ending 30 June 2007 and the Merged Group, including separate disclosure of the merged energy and infrastructure businesses for the year ending 30 June 2007. There is a considerable degree of subjective judgement involved in preparing Financial Forecasts. The underlying assumptions are also subject to uncertainties and contingencies which are often outside the control of the Company. The Directors' Financial Forecasts have been prepared using assumptions summarised in the Bidder's Statement which are based on best-estimate assumptions relating to future events that Directors' expect to occur and actions that management expect to take.

As disclosed in section 5.5 (b) (iv), the forecast income statements assume that there are no movements in the market values of derivatives and no corresponding mark to market adjustments required to be included in the Financial Forecasts as the Directors do not believe that they can be reliably estimated.

The sensitivity analysis set out in sections 5.5 (b) (v) and 5.5 (iv) of the Bidder's Statement demonstrates the impacts on the forecast financial performance of changes in key assumptions. The prospective financial information is therefore only indicative of the financial performance which may be achievable.

Limitations of Scope

The forecast financial information in respect of Alinta and Alinta's energy and infrastructure businesses is presented by the Directors of AGL for the year ending 30 June 2007 in section 5.5 (c) (i) of the Bidder's Statement. Alinta has a December financial year end and the financial information presented by Alinta in its Bidder's Statement is for the years ending 31 December 2006 and 31 December 2007. The Directors of AGL have therefore made a number of assumptions based on an analysis of historical seasonality of Alinta's results derived from publicly available information in converting this financial information into a pro forma financial forecast for the year ending 30 June 2007.

The pro forma forecast for the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007 as presented in section 5.5 (d) (i), of the Bidder's Statement includes certain cost synergies that the Directors reasonably expect to be able to achieve given their knowledge of the AGL business and their analysis of publicly available information concerning Alinta, as contained in the assumptions set out in section 5.5 (c) (iii).

The pro forma forecast for the Merged Group including separate disclosure of the merged energy and infrastructure businesses, for the year ending 30 June 2007, as presented in section 5.5 (d) (i), of the Bidder's Statement, also includes interest and taxation expense forecasts on the basis of publicly available information in respect of Alinta and the Directors' forecast of the likely debt structure of the businesses.

Neither the Directors of AGL nor Deloitte have had access to information concerning Alinta that is not publicly available. The forecast financial information of the Merged Group, including separate disclosure of the merged energy and infrastructure businesses, as presented in section 5.5 (d) (i) of the Bidder's Statement should be considered in light of this limitation.

Review Statement

Subject to the limitations of scope described above, based on our review of the Financial Forecasts, which is not an audit, and based on an investigation of the reasonableness of the Directors' best-estimate assumptions which give rise to the Financial Forecasts, nothing has come to our attention which causes us to believe that:

i) the Directors' best-estimate assumption, as set out in the Bidder's Statement, do not provide reasonable grounds for the preparation of the Financial Forecasts;

ii) in all material respects, the Financial Forecasts are not properly compiled on the basis of the Directors' assumptions, consistent with the accounting policies adopted and used by the Company and in accordance with the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia; and

iii) the Financial Forecasts themselves are unreasonable.

Actual financial performance is likely to be different from the Financial Forecasts since anticipated events frequently do not occur as expected and the variations may be material. In addition, the actual financial performance may include gains or losses arising from movements in the market values of derivatives. Accordingly, we express no opinion as to whether the Financial Forecasts will be achieved.

Independence

Deloitte Corporate Finance Pty Limited and Deloitte Touche Tohmatsu do not have any interest in the outcome of the proposed acquisition other than the preparation of this report, the preparation of the Investigating Accountant's Report, provision of

financial due diligence and other related services in relation to the proposed acquisition, for which normal professional fees will be received. Deloitte Touche Tohmatsu is the independent auditor of AGL.

Consent

Deloitte Corporate Finance Pty Limited has consented to the inclusion of this Review of Directors' Forecasts report in the Bidder's Statement in the form and context in which it is so included, but has not authorised the issue of the Bidder's Statement. Accordingly, Deloitte Corporate Finance Pty Limited makes no representation regarding, and takes no responsibility for, any other documents and material in, or omissions from, the Bidder's Statement.

Yours faithfully

Johan Duivenvoorde
Director

Annexure C - ASX announcements in relation to AGL since 30 June 2005

Date	Announcement
03-May-2006	Joint study costs greenhouse gas reductions
02-May-2006	Notice under Section 633(4)
02-May-2006	APA: Statement to the Market
02-May-2006	Initial Director's Interest Notice
02-May-2006	Commencement of role of CEO
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL infrastructure merger with Alinta
26-Apr-2006	ALN: ALN merges with AGLs infrastructure assets
26-Apr-2006	ALN: Alinta and AGL Agreement
26-Apr-2006	Joint AGL and Alinta announcement
24-Apr-2006	Trading Halt
24-Apr-2006	ALN Open Letter to Alinta Shareholders
24-Apr-2006	Bidder's Statement for ALN
24-Apr-2006	AGL offer to Alinta Shareholders
24-Apr-2006	ASX Advice Change of Share Registry
24-Apr-2006	Details of Share Registry address
24-Apr-2006	Takeovers panel declares unacceptable circumstances
24-Apr-2006	ALN: Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
21-Apr-2006	Change of Director's Interest Notice
20-Apr-2006	ALN Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	ALN Bidder's Statement
13-Apr-2006	OSH: Adjustment of AGL Asset Sale Price
12-Apr-2006	ALN: Alinta Offer to Open
12-Apr-2006	SGL: Production/Sales & Exploration Report – March 2006
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	Letter to Shareholders
7-Apr-2006	Paul Anthony Commences as CEO
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	CUE: SE Gobe-13 Well begins drilling
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Becoming a substantial holder from AIH
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	ALN: Supplementary & Replacement Bidder's Statements (1 of 3)

Date	Announcement
30-Mar-2006	AGL short listed for water recycling project
29-Mar-2006	ACCC undertakings for Alinta Offer
29-Mar-2006	ACCC undertakings for Alinta Offer
28-Mar-2006	OSH: First Production from SE Mananda
27-Mar-2006	Change in substantial holding from ALN
24-Mar-2006	AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	ALN: Alinta lodges Bidder's Statement
24-Mar-2006	ALN: Lodgement of Bidder's Statement
23-Mar-2006	Chairman's Letter to Shareholders
20-Mar-2006	Letter to Shareholders
20-Mar-2006	Update on Alinta's Bid for AGL
20-Mar-2006	AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
16-Mar-2006	Change of Directors Interest Notice x 6
14-Mar-2006	ALN: Letter to Shareholders re AGL Offer
14-Mar-2006	Federal Court approves request to cancel Demerger Meeting
13-Mar-2006	ALN: Board Rejects AGL Takeover Proposal
13-Mar-2006	ALN: AGL Merger Proposal
13-Mar-2006	AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	ALN: Alinta/AGL Merger Update
10-Mar-2006	Finalises Confidentiality Agreement with Alinta
9-Mar-2006	ALN Letter to Shareholders re AGL
8-Mar-2006	Letter to Shareholders
6-Mar-2006	SGL: 30% Increase in proven & probable reserves
3-Mar-2006	Final Directors Interest Notice
3-Mar-2006	AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
2-Mar-2006	SGL: Amendment to Announcement CGP on track to meet 14.5 PJ
2-Mar-2006	SGL CGP on track to meet 14.5 PJ per yr AGL Supply Agreement
1-Mar-2006	ALN: Update - AGL
28-Feb-2006	2006 Half Year Financial Results
28-Feb-2006	Half Year Results Media Release
28-Feb-2006	Half Yearly Report/Half Year Accounts
24-Feb-2006	ALN: Progress of Preliminary Arrangements
24-Feb-2006	ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding from ALN
23-Feb-2006	ASX Update
23-Feb-2006	Ceasing to be a substantial holder
22-Feb-2006	ALN: Re Discussions with AGL
22-Feb-2006	Becoming a substantial holder from ALN
22-Feb-2006	Media Release: ASX Statement

Date	Announcement
22-Feb-2006	ALN: Reaches 19.9% Stake in AGL
21-Feb-2006	Statement re: Alinta Ltd
21-Feb-2006	ALN: Increases Stake in AGL to 12.9%
21-Feb-2006	ALN: Acq 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	ASX Statement
20-Feb-2006	Change in substantial holding
17-Feb-2006	AGL achieves financial close on PNG equity
17-Feb-2006	OSH: Completion of asset sale to AGL
16-Feb-2006	MFI: Moomba-Sydney Ethane Pipeline
13-Feb-2006	Scheme Booklet Analyst Presentation
13-Feb-2006	Scheme Booklet Attachments
13-Feb-2006	Scheme Booklet Detailed Information
13-Feb-2006	Scheme Booklet Overview
13-Feb-2006	AGL release demerger Scheme Booklet
9-Feb-2006	First PNG Gas Sales to NRG Flinders
3-Feb-2006	Demerger Proposal Update
2-Feb-2006	ALN: Market Speculation on Alinta's Interest in AGL
31-Jan-2006	To build Australia's largest wind farm
23-Jan-2006	Becoming a substantial holder
20-Jan-2006	CEO & Board Appointments for demerged companies
16-Jan-2006	Open Briefing AGL MD on Upstream PNG Deal
16-Jan-2006	Concludes $5 billion PNG Gas deals
16-Jan-2006	OSH: Early completion of AGL Transaction
29-Dec-2005	SG & AGL JV Convertible Notes Financing Arrangements
21-Dec-2005	Amends Gas Portfolio Arrangements
13-Dec-2005	Southern Hydro Investor Tour - Presentation
5-Dec-2005	MD Conference Presentation 5 December 2005
30-Nov-2005	Completes Southern Hydro acquisition
22-Nov-2005	Change of Directors Interest Notice x 6
15-Nov-2005	Completes Sydney Gas Joint Venture
15-Nov-2005	Media Release: AGL Plans NSW gas power site
15-Nov-2005	SGL: Completion of JV Arrangement with AGL
15-Nov-2005	UBS presentation AGL MD
14-Nov-2005	Loy Yang Power secures refinancing
7-Nov-2005	Change of Directors Interest Notice
2-Nov-2005	SGL: AGL Loan Facility
2-Nov-2005	SGL: Early Repayment of Chimaera Capital CUB Facility
31-Oct-2005	Final Share Buy-Back Notice
31-Oct-2005	Investor Presentation AGL demerger
31-Oct-2005	Chairman's Letter to Shareholders
31-Oct-2005	Open Briefing AGL MD on Southern Hydro Acquisition
31-Oct-2005	Open Briefing AGL Chairman on Demerger

Date	Announcement
31-Oct-2005	AGL acquires Southern Hydro
31-Oct-2005	AGL Demerger
27-Oct-2005	New gas power station for Townsville
21-Oct-2005	Final Directors Interest Notice
19-Oct-2005	Improved ESC decision on Victorian network
18-Oct-2005	AGL Second Sustainability Report 2005
18-Oct-2005	AGM Resolutions 2005
18-Oct-2005	AGL AGM Managing Director Presentation 2005
18-Oct-2005	2005 AGM Chairman's Address
14-Oct-2005	Daily Share Buy-Back Notice
13-Oct-2005	Daily Share Buy-Back Notice
12-Oct-2005	Daily Share Buy-Back Notice
11-Oct-2005	Daily Share Buy-Back Notice
7-Oct-2005	Ceasing to be a substantial holder
7-Oct-2005	Daily Share Buy-Back Notice
6-Oct-2005	OSH: Olympic Dam contract lapses - 6 October 2005
6-Oct-2005	Daily Share Buy-Back Notice
29-Sep-2005	Daily Share Buy-Back Notice
28-Sep-2005	Daily Share Buy-Back Notice
27-Sep-2005	Daily Share Buy-Back Notice
26-Sep-2005	Daily Share Buy-Back Notice
23-Sep-2005	Change of Directors Interest Notice x 8
23-Sep-2005	Daily Share Buy-Back Notice
22-Sep-2005	Daily Share Buy-Back Notice
21-Sep-2005	Daily Share Buy-Back Notice
20-Sep-2005	Daily Share Buy-Back Notice
19-Sep-2005	Daily Share Buy-Back Notice
16-Sep-2005	Daily Share Buy-Back Notice
15-Sep-2005	Daily Share Buy-Back Notice
14-Sep-2005	Share Registry Change of Address
14-Sep-2005	Change of Registered Address
14-Sep-2005	Proxy Form
14-Sep-2005	Notice of Annual General Meeting
14-Sep-2005	Full Financial Report 2005
14-Sep-2005	Concise Annual Report 2005
14-Sep-2005	Open Briefing AGL MD on SGL Transaction
14-Sep-2005	Form Joint Venture with Sydney Gas
14-Sep-2005	SGL: SGL & AGL form JV to develop Coal Seam Gas in NSW
25-Aug-2005	Full Year Financial Results Presentation
25-Aug-2005	12 months to 30 June 2005 Highlights
25-Aug-2005	Open Briefing AGL MD on FY05 Results
25-Aug-2005	Preliminary Final Report

Date	Announcement
22-Aug-2005	Notification of Annual General Meeting
17-Aug-2005	Appendix 3B
11-Aug-2005	AGL and Symex Agreement
11-Aug-2005	SYM: Energy agreement with AGL
3-Aug-2005	Ceasing to be a substantial holder
3-Aug-2005	Change in substantial holding
5-Jul-2005	Becoming a substantial holder for GAS
5-Jul-2005	Presentation - PNG Gas Agreements
5-Jul-2005	Open Briefing AGL MD on Northern Gas
5-Jul-2005	PNG Gas Equity Agreement
5-Jul-2005	OSH: New Gas Customer & Proposed Equity Sale to AGL
5-Jul-2005	Commits to PNG Gas
4-Jul-2005	Appendix 3B: New Issue Announcement

Annexure D - ASX announcements in relation to Alinta since 30 June 2005

Date	Announcement
04-May-2006	Appendix 3B
04-May-2006	Appendix 3B
03-May-2006	Results of AGM
03-May-2006	AGM – Chairman's address & CEO's presentation
02-May-2006	AGL: Notice under Section 633(4)
02-May-2006	APA Statement to the Market
02-May-2006	Ceasing to be a substantial holder
01-May-2006	AGL Target Statement relating to Off-Market bid by Alinta
27-Apr-2006	T/O Panel: Alinta Limited 01R-Panel Receives Applicaton
27-Apr-2006	AIH: Alinta/AGL Transaction
26-Apr-2006	AGL & ALN Market Presentation
26-Apr-2006	AGL & Alinta Joint Media Presentation
26-Apr-2006	AGL: AGL infrastructure merger with Alinta
26-Apr-2006	ALN merges with AGL's infrastructure assets
26-Apr-2006	Alinta and AGL Agreement
26-Apr-2006	AGL: Joint AGL and Alinta announcement
26-Apr-2006	Trading Halt
24-Apr-2006	Open Letter to Alinta Shareholders
24-Apr-2006	AGL Bidder's Statement
24-Apr-2006	AGL: AGL offer to Alinta Shareholders
24-Apr-2006	AGL: ASX Advice Change of Share Registry
24-Apr-2006	AGL: Takeovers Panel declares unacceptable circumstances
24-Apr-2006	Takeovers Panel Decisions
24-Apr-2006	TOV: Panel declaration & orders
21-Apr-2006	AGL: AGL welcomes Takeovers Panel decision
21-Apr-2006	T/O Panel: Alinta Ltd – Panel accepts undertaking
20-Apr-2006	Notice of Completed Despatch for Bidder's Statement
18-Apr-2006	Bidder's Statement for AGL
18-Apr-2006	Adjustment to minimum conversion number for RePS
12-Apr-2006	Alinta Offer to Open
11-Apr-2006	Shareholder Register Date for T/O of AGL
7-Apr-2006	AGL: Letter to Shareholders
7-Apr-2006	Appendix 3B
7-Apr-2006	Takeovers Panel Med Rel: Alinta Limited 01 & 02 Applications
4-Apr-2006	Change of Directors Interest Notice x 4
4-Apr-2006	Change of Directors Interest Notice x 6
4-Apr-2006	Appendix 3B
3-Apr-2006	Takeovers Panel Media Rel: Panel Receives 2 Applications
31-Mar-2006	Appendix 3B
31-Mar-2006	Appendix 3B

Date	Announcement
31-Mar-2006	Supplementary & Replacement Bidder's Statement (3 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (2 of 3)
31-Mar-2006	Supplementary & Replacement Bidder's Statement (1 of 3)
30-Mar-2006	Appendix 3B
30-Mar-2006	Appendix 3B
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	ACCC undertakings for Alinta Offer from AGL
29-Mar-2006	Concise Annual Report/F/Y Financial Report/Notice of AGM
27-Mar-2006	Replacement Page 8 – Bidder's Statement
27-Mar-2006	Change in substantial holding for AGL
24-Mar-2006	AGL: AGL Board says take no action on Alinta Bidder's Statement
24-Mar-2006	Alinta lodges Bidder's Statement
24-Mar-2006	Lodgement of Bidder's Statement
23-Mar-2006	Appendix 3B
20-Mar-2006	AGL: Update on Alinta's Bid for AGL
20-Mar-2006	AGL: AGL rejects Alinta - inadequate again
20-Mar-2006	Alinta Offers 1.773 Shares per AGL Share
17-Mar-2006	Alinta DRP Price
14-Mar-2006	Letter to Shareholders re AGL Offer
13-Mar-2006	Board Rejects AGL Takeover Proposal
13-Mar-2006	AGL Merger Proposal
13-Mar-2006	AGL: AGL Offer to Merge with Alinta Presentation 13 March 2006
13-Mar-2006	AGL announces offer to merge with Alinta
10-Mar-2006	Alinta/AGL Merger Update
10-Mar-2006	AGL: Finalises Confidentiality Agreement with Alinta
9-Mar-2006	Letter to Shareholders re AGL
8-Mar-2006	Appendix 3B - Conversion of Options
7-Mar-2006	Appendix 3B
7-Mar-2006	Change of Directors Interest Notice x 6
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	Becoming a substantial holder
3-Mar-2006	AGL: AGL Board to review Alinta merger summary
3-Mar-2006	Alinta/AGL Merger Proposal Presentation
1-Mar-2006	News Release: Update - AGL
28-Feb-2006	Appendix 3B
28-Feb-2006	Appendix 3B
24-Feb-2006	Progress of Preliminary Arrangements
24-Feb-2006	AGL: ASX Update - No formal proposal received
24-Feb-2006	Change in substantial holding for AGL
23-Feb-2006	AGL: ASX Update
23-Feb-2006	Presentations to Analysts
23-Feb-2006	Preliminary Final Report/Full Year Accounts

Date	Announcement
22-Feb-2006	Discussions with AGL
22-Feb-2006	Becoming a substantial holder for AGL
22-Feb-2006	AGL Media Release: ASX Statement
22-Feb-2006	Reaches 19.9% Stake in AGL
21-Feb-2006	AGL - Statement re: Alinta Ltd
21-Feb-2006	Increases Stake in AGL to 12.9%
21-Feb-2006	Acquires 10% of AGL/Will put merger proposal to AGL Board
21-Feb-2006	AGL: ASX Statement
20-Feb-2006	Trading Halt
20-Feb-2006	DBP Expansion
6-Feb-2006	Change of Directors Interest Notice
3-Feb-2006	Change of Directors Interest Notice x 5
3-Feb-2006	AGL: Demerger Proposal Update
2-Feb-2006	Market Speculation on Alinta's Interest in AGL
31-Jan-2006	Appendix 3B
23-Jan-2006	Ceasing to be a substantial holder
6-Jan-2006	Change of Directors Interest Notice x 5
4-Jan-2006	Becoming a substantial holder
3-Jan-2006	Appendix 3B
22-Dec-2005	Appendix 3B
20-Dec-2005	SLD: Licence Agreement & Contracting Investment
19-Dec-2005	Open Briefing Alinta Earnings & General Update
9-Dec-2005	Change of Chairman of the Board
6-Dec-2005	Change of Directors Interest Notice x 5
5-Dec-2005	Ceasing to be a substantial holder
2-Dec-2005	Appendix 3B
1-Dec-2005	Appendix 3B: Issue of Options
29-Nov-2005	Becoming a substantial holder
25-Nov-2005	Ceasing to be a substantial holder
24-Nov-2005	DUE: Dampier to Bunbury Natural Gas Pipeline
24-Nov-2005	DBP Announcement to Stage 5 Expansion
17-Nov-2005	Awarding of $110m contract for gas turbines
14-Nov-2005	Presentation to UBS Utilities Conference
8-Nov-2005	Change of Directors Interest Notice x 5
2-Nov-2005	Appendix 3B - Conversion of Reset Preference Shares
31-Oct-2005	Retirement and Appointment of Company Secretary
10-Oct-2005	Change in substantial holding
7-Oct-2005	Appendix 3B
5-Oct-2005	Becoming a substantial holder for AIH
4-Oct-2005	Change of Directors Interest Notice x 5
4-Oct-2005	Change of Directors Interest Notice x 5
3-Oct-2005	Appendix 3B

Date	Announcement
30-Sep-2005	Appendix 3B
30-Sep-2005	Open Briefing: Alinta CEO on Earnings & AIH Update
30-Sep-2005	Half Year Report to Shareholders
28-Sep-2005	Appendix 3B - Issue of Shares on Conversion of Options
27-Sep-2005	Appendix 3B
27-Sep-2005	Change of Directors Interest Notice
20-Sep-2005	Appendix 3B
19-Sep-2005	AIH Offer to Close Early
16-Sep-2005	Appendix 3B
14-Sep-2005	News Release: DRP Price
14-Sep-2005	Appendix 3B - Conversion of Options
14-Sep-2005	AOE: Media Release re Daandine Power Generation Project
14-Sep-2005	AOE: Daandine Power Generation Agreement
12-Sep-2005	Alinta go-ahead for Wagerup Stage 1 Cogeneration Project
12-Sep-2005	Appendices 3B & 3Y - Issue of Shares on Conversion of Options
9-Sep-2005	Appendix 3B
8-Sep-2005	Appendix 3B - Conversion of Options
2-Sep-2005	Appendix 3B
2-Sep-2005	Change of Directors Interest Notice
1-Sep-2005	Change of Directors Interest Notice x 5
1-Sep-2005	Appendix 3B
1-Sep-2005	Letter to Shareholders - Alinta Infrastructure Holdings
30-Aug-2005	Appendix 3B
29-Aug-2005	AIH Offer Document Lodged with ASIC
26-Aug-2005	AIH Priced at Top of Range
25-Aug-2005	Appendix 3B
17-Aug-2005	Half Year Result Presentation
17-Aug-2005	Half Yearly Report & Accounts
17-Aug-2005	IPO of Alinta Infrastructure Holdings
10-Aug-2005	Final Approval of AlintaGas Networks Access Arrangement
5-Aug-2005	Evaluation of ownership structure of former Duke assets
4-Aug-2005	Change of Directors Interest Notice x 5
29-Jul-2005	Appendix 3B - Conversion of RePS
29-Jul-2005	Appendix 3B
25-Jul-2005	Appendix 3B
18-Jul-2005	Appointment of Non-Executive Director/Initial Directors Interest Notice
12-Jul-2005	Final Decision on AGN Distribution System
6-Jul-2005	Change of Directors Interest Notice x 5
1-Jul-2005	Wesfarmers LPG & Cogeneration Unit 1 Update

Set out below is a summary of the rights attaching to AGL Shares. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of AGL Shareholders, which can involve complex questions of law arising from the interaction of the AGL Constitution and statutory, common law and Listing Rule requirements.

The AGL Constitution is available on the AGL website at **www.agl.com.au**. A copy of the AGL Constitution may also be obtained by calling the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or + 61 2 8280 7012 (for calls made from outside Australia) from Monday to Friday between 8:30am and 5:30pm (Sydney time).

Issue of AGL Shares

Subject to the AGL Constitution, the Corporations Act and the Listing Rules, the AGL Directors may issue and allot, or otherwise dispose of AGL Shares or grant options over unissued AGL Shares, on terms and at a price determined by the AGL Directors. The AGL Directors may issue or allot AGL Shares to AGL Shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the AGL Directors may determine.

The AGL Directors may issue preference shares which have restricted rights to vote and priority of payment on winding up and otherwise on terms which the AGL Directors determine, including shares which are liable to be redeemed, are convertible to ordinary shares or carry preferential rights as to dividends (which may be cumulative).

Small parcels

Consistent with the Listing Rules, AGL may give notice to AGL Shareholders who hold 'small parcels' of AGL Shares setting out AGL's intention to sell those shares on behalf of the AGL Shareholder and distribute the net proceeds to the AGL Shareholder. The AGL Directors have the discretion to specify the amount of AGL Shares which will be considered to be a small parcel subject to limits in the Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the AGL Shareholder can notify AGL that they wish to retain the AGL Shares. AGL will not sell the AGL Shares of those AGL Shareholders who notify AGL that they wish to retain their AGL Shares.

Transfer of AGL Shares

AGL Shares may be transferred by AGL Shareholders without restriction, subject to the absolute discretion of the AGL Directors to refuse to register any transfer of AGL Shares or other securities where permitted by the Listing Rules. Where the AGL Directors have refused to register a transfer of AGL Shares, AGL must, within five Business Days after the date of lodgement of the transfer, give to the lodging person written notice of the refusal and the reasons for it.

Proportional takeover approval provisions

If a proportional takeover bid is made, the AGL Directors must hold a meeting of members of the class of shares the subject of the bid, to consider passing an approving resolution in respect of the bid. An approving resolution must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. The bidder and its associates are not allowed to vote on the resolution. If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the Corporations Act binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the Corporations Act and the AGL Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the Corporations Act, the provisions will expire three years after the AGL Constitution becomes the constitution of AGL, but may be renewed by a resolution of the AGL Shareholders.

General meeting

One AGL Director (or such other number as is specified by the Corporations Act) may convene a general meeting at any time. The AGL Directors must convene annual general meetings in accordance with the Corporations Act. General meetings may also be requisitioned or convened by AGL Shareholders under the Corporations Act.

Notice of general meetings must be given to every AGL Shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

At any general meeting, a quorum of AGL Shareholders is 15 AGL Shareholders present in person or by proxy, entitled to vote and together holding not fewer than 50,000 AGL Shares.

Chairman

The Chairman or, in his or her absence, another AGL Director, appointed by the AGL Directors is entitled to be the chairman of all general meetings. The general conduct and the procedures of each general meeting will be determined by the chairman of that meeting.

Voting

Generally, on a show of hands, each AGL Shareholder has one vote. On a poll, each AGL Shareholder has:

- one vote for each fully paid AGL Share; and
- for each partly paid AGL Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the AGL Share. Amounts paid in advance of calls are not taken into account.

If two or more joint AGL Shareholders purport to vote, only the vote of the joint AGL Shareholder whose name appears first in AGL's members register will be accepted.

AGL Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a poll

A poll can be demanded by the chairman of the relevant meeting, or by at least five AGL Shareholders entitled to vote, or by an AGL Shareholder or AGL Shareholders with at least 5% of the vote.

AGL Directors

The business of AGL is to be managed under the direction of the AGL Board.

Until AGL Shareholders determine otherwise, the number of AGL Directors must not be less than three or more than 10.

Nominations to the position of AGL Director (other than AGL Directors standing for re-election) must be received at least 35 Business Days before the relevant general meeting.

AGL Directors' share qualification

To be eligible to hold the office of AGL Director, a person must hold at least 2,000 AGL Shares in their own name from the time they are nominated to the office of AGL Director until they are elected or appointed as an AGL Director, and must continue to hold that AGL Share qualification so long as they continue to hold that office.

Retirement of AGL Directors

At each annual general meeting, one third of the AGL Directors other than the Managing Director must retire from office. The AGL Directors to retire by rotation are those who have been longest in office since their last election or appointment. Each AGL Director other than the Managing Director must retire from office at the close of the third annual general meeting following the AGL Director's last election, and that AGL Director is eligible for re-election at that meeting.

Remuneration of AGL Directors

Subject to the Listing Rules, the non-executive AGL Directors as a whole may be paid a fixed amount of no more than the total maximum amount determined by the AGL Shareholders in general meeting. Presently, that amount is $1.5 million per annum. Non-executive AGL Directors may not be paid a commission on, or a percentage of, profits or operating revenue. Further details in respect of remuneration of non-executive directors are set out in Section 8.10(c).

The AGL Board may fix the remuneration of an executive AGL Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

Dividends

The AGL Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any shares with special dividend rights, all fully paid AGL Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid AGL Shares are entitled to participate fractionally.

The AGL Directors may deduct from any dividend payable to an AGL Shareholder any amount that the AGL Shareholder owes to AGL on account of calls or otherwise in relation to the AGL Shares held by the AGL Shareholder.

Winding up

If AGL is wound up, all AGL Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of AGL, distribute AGL's assets (in kind) among the Shareholders and, for that purpose, determine how he or she will carry out the division between different classes of AGL Shareholders (but the liquidator may not require an AGL Shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the Corporations Act, AGL indemnifies every past and present director, secretary and executive officer of AGL against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as such an officer of AGL.

Amendments to the AGL Constitution

Amendments to the AGL Constitution will require a special resolution of AGL Shareholders under the Corporations Act (at least 75% of votes cast on the resolution being in favour of the resolution).

(a) AGL Share Reward Plan

Under the AGL Share Reward Plan, each eligible employee is invited on an annual basis to acquire up to $1,000 of AGL Shares for no consideration, subject to the satisfaction of performance hurdles set by the AGL Board in its discretion. Eligible employees include full-time or permanent part-time employees (other than directors) of AGL companies who have completed 12 months continuous service (or such lesser period as the AGL Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the AGL Board's discretion.

Shares acquired under the AGL Share Reward Plan (**AGL Reward Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 435,678 AGL Reward Plan Shares on issue to 2,221 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies for the purposes of funding the acquisition of the AGL Reward Plan Shares.

Restrictions on disposal

AGL Reward Plan Shares may not be disposed of before the earlier of three years after their date of acquisition and the Plan Participant ceasing to be employed by an AGL company. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Reward Plan Shares and to implement procedures to prevent any dealing with those shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.

Dividends and voting rights

AGL Reward Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Reward Plan Shares cannot be forfeited.

(b) AGL Share Purchase Plan

Under the AGL Share Purchase Plan, eligible employees, including AGL Directors, are invited to acquire AGL Shares with funds provided in lieu of remuneration entitlements they would otherwise have received. Eligible employees include full-time or permanent part-time employees (including directors) of AGL companies who have attained the age of 18 years. Employees who are resident overseas can only participate at the AGL Board's discretion.

AGL Shares acquired under the AGL Share Purchase Plan (**AGL Purchase Plan Shares**) are registered in the names of and beneficially owned by the Plan Participants. As at 19 April 2006, there were 570,796 AGL Purchase Plan Shares on issue to 95 Plan Participants.

Payment of purchase price

The trustee of the Plan applies amounts contributed by AGL companies in lieu of remuneration entitlements Plan Participants would otherwise have received for the purposes of funding the acquisition on market or the subscription at market value of AGL Purchase Plan Shares.

Restrictions on disposal

AGL Purchase Plan Shares may not be disposed of before the earliest of 10 years after their date of acquisition, the Plan Participant ceasing to be employed by an AGL company and the AGL Board or the trustee determining that the shares should be freed from this restriction following the written request of the Plan Participant. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the AGL Purchase Plan Shares and to implement procedures to prevent any dealing with the shares.

Shares issued pursuant to bonus or rights issues are not subject to these restrictions.



Dividends and voting rights

AGL Purchase Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares.

No forfeiture

AGL Purchase Plan Shares cannot be forfeited.

(c) AGL LTIP

The AGL LTIP is part of AGL's remuneration system for eligible employees. Eligible employees are employees of AGL companies who are determined to be eligible by the AGL Board in its sole discretion from time to time. Unless otherwise determined by the AGL Board, an eligible employee must have had at least six months continuous service with AGL. The aim of the Plan is to drive sustainable and transparent performance by AGL in the long term.

Plan Participants

Eligible employees of AGL may be invited to participate in the AGL LTIP.

AGL LTIP Rights

Under the AGL LTIP, Plan Participants are offered rights to acquire AGL Shares for no consideration (**AGL LTIP Rights**). The cost of acquiring the shares is paid by AGL. Prior to vesting, AGL LTIP Rights do not carry the benefits of share ownership including dividend or voting entitlement.

As at 19 April 2006, there were 816,678 unvested AGL LTIP Rights on issue to 108 Plan Participants.

Terms of issue

No allocation of AGL LTIP Rights will be made in any year unless performance standards set by the AGL Board for that year are satisfied.

Vesting

AGL LTIP Rights will generally vest in equal annual instalments over three years from the first anniversary of the date of award of the Rights. When AGL LTIP Rights vest, AGL Shares will be issued or transferred to the Plan Participant in satisfaction of those AGL LTIP Rights.

Lapse of AGL LTIP Rights

All AGL LTIP Rights will vest if a Plan Participant ceases employment with an AGL company as a result of retirement, death, ill health or such other circumstance as the AGL Board in its absolute discretion may determine.

If a Plan Participant leaves the employment of an AGL company before AGL LTIP Rights have vested in any other circumstance, all AGL LTIP Rights that have not vested will immediately lapse unless the AGL Board in its absolute discretion determines otherwise.

Administration

The AGL Board supervises the administration of the AGL LTIP.

Suspension or termination

The AGL Board has the right to suspend or terminate the AGL LTIP at any time.

(d) AGL Share Loan Plan

Under the AGL Share Loan Plan, eligible employees were invited to acquire AGL Shares with loan funds provided by AGL. Eligible employees included full-time or permanent part-time employees (other than directors) of AGL companies who have attained the age of 18 years. Employees who were resident overseas could only participate at the AGL Board's discretion. This Plan was superseded by the AGL LTIP.

Shares acquired under the AGL Share Loan Plan (**AGL Loan Plan Shares**) are registered in the name of the trustee of the Plan but beneficially owned by the Plan Participants. As at 19 April 2006, the trustee held 1,082,900 AGL Loan Plan Shares for the benefit of 45 Plan Participants.

Payment of issue price

AGL made loans (**Plan Loans**) to Plan Participants who authorised and directed AGL to pay the amount of the Plan Loan to the trustee of the Plan for the purposes of the trustee applying the amount of the Plan Loan towards the subscription for AGL Loan Plan Shares. AGL Loan Plan Shares were subscribed for at market value or at a discount of up to 5% of market value as determined by the AGL Board.

Plan Loans

Plan Loans are limited recourse and interest free and can be repaid by a Plan Participant at any time. As at 19 April 2006, outstanding Plan Loans totalled $6,886,343.

Restrictions on disposal

The trustee must not dispose of AGL Loan Plan Shares before the earliest of 3 years after their date of acquisition by the Plan Participant, the date on which the Plan Participant ceases to be employed by an AGL company as a result of his or her death, total and permanent disability, retirement or redundancy, and the AGL Board determining and notifying the trustee that the AGL Loan Plan Shares are to be freed from the restrictions.

Where AGL Loan Plan Shares were issued at a discount to market value, the Plan Participant may direct the trustee to sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant.

Shares issued pursuant to bonus or rights issues will also be registered in the name of the trustee and be subject to these restrictions.

Transfer to or sale on behalf of Plan Participant

Upon a Plan Participant's AGL Loan Plan Shares ceasing to be restricted, the Plan Participant may direct the trustee:

- where there is no outstanding Plan Loan in respect of the shares – to transfer the shares to the Plan Participant or sell the shares and pay the net proceeds to the Plan Participant; or
- where there is an outstanding Plan Loan in respect of the shares – to sell the shares and apply the net proceeds against repayment of the Plan Loan and pay any remaining balance to the Plan Participant. Where the net proceeds of sale would be insufficient to cover the outstanding Plan Loan, the Plan Participant must obtain the prior written consent of the AGL Board before directing the trustee to sell the shares.

Dividends and voting rights

AGL Loan Plan Shares rank pari passu in all respects with all other AGL Shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other AGL Shares. However, while a Plan Loan remains outstanding in respect of a Plan Participant's AGL Loan Plan Shares, the trustee must apply the whole of any dividends paid on those shares in reduction of the outstanding Plan Loan.

Forfeiture

AGL Loan Plan Shares will be forfeited if a Plan Participant ceases to be employed by an AGL company other than by reason of his or her death, total and permanent disablement, retirement or redundancy prior to the expiration of the restriction period. In this event, the trustee will sell the Plan Participant's AGL Loan Plan Shares and apply the net proceeds of sale in repayment of the Plan Loan and any balance of the net proceeds will be retained for the general purposes of the AGL Share Loan Plan.

(e) AGL Management Share Plan

This is a plan under which eligible employees of AGL were invited to subscribe for AGL Shares with loan funds provided by AGL. The AGL Management Share Plan was superseded by the AGL Share Loan Plan.

Shares acquired under the AGL Management Share Plan (**AGL Management Plan Shares**) are registered in the names of and beneficially owned by Plan Participants. As at 19 April 2006, there were 54,550 AGL Management Plan Shares on issue to 10 Plan Participants.

Payment of issue price

The issue price for AGL Management Plan Shares was funded by the Plan Participant paying one cent for each share issued, with the balance provided by AGL by way of a loan (**Management Plan Loan**) to the Plan Participant.

AGL Management Plan Shares were issued at their market price or, if the Plan Participant elected, at a discount to market price (of not greater than 10%).

Management Plan Loans

Management Plan Loans are limited recourse, interest free and repayable on the expiry of 10 years from date of issue of the underlying AGL Management Plan Shares. However, a Plan Participant's Management Plan Loan becomes repayable:

- within one month after the dismissal, resignation or retrenchment of the Plan Participant, the Plan Participant disposing of his or her AGL Management Plan Shares while they are restricted, or the Plan Participant becoming bankrupt. In the case of retrenchment, the AGL Board may extend the time for repayment of the loan for up to 12 months after the date of retrenchment; or
- within one year after the retirement or death of the Plan Participant.

Management Plan Loans may be repaid by a Plan Participant at any time.

As at 19 April 2006, outstanding Management Plan Loans totalled $133,646.

Restrictions on disposal

AGL Management Plan Shares must not be disposed of without AGL's prior written consent until the later of three years after their issue date and the date that the Management Plan Loan in respect of the shares is repaid in full. While AGL Management Plan Shares are restricted, AGL is not required to issue, and the Plan Participant is not entitled to demand, share certificates in respect of the shares.

Any bonus shares issued in respect of AGL Management Plan Shares are also subject to these restrictions.

Disposal of AGL Management Plan Shares

Notwithstanding the above:

- a Plan Participant whose employment with AGL has ceased, may sell his or her AGL Management Plan Shares provided that any outstanding Management Plan Loan in respect of the shares has been repaid;
- where AGL Management Plan Shares have been issued at a discount to market value, the Plan Participant may sell up to 5% of those shares at any time between the first and second anniversaries of the issue of those shares. In this event, the net proceeds of sale must be paid to the Plan Participant; and
- AGL Management Plan Shares may be transmitted in accordance with the AGL Constitution upon the death of the Plan Participant.

Dividends

AGL Management Plan Shares entitle their holder to receive dividends on the same basis as holders of other AGL Shares. However, while a Management Plan Loan remains outstanding in respect of a Plan Participant's AGL Management Plan Shares, the whole of any dividends paid on those shares (and on any bonus shares issued in respect of those shares) must be applied against the loan unless the AGL Board determines otherwise.

Voting, share issues, mergers and schemes of arrangement

AGL Management Plan Shares entitle their holder to vote at general meetings on the same basis as holders of other AGL Shares and to participate in all issues of shares, securities and options in respect of the capital of AGL offered pro rata (or nearly pro rata) to holders of AGL Shares. AGL Management Plan Shares are also entitled to participate in all reconstructions, amalgamations and mergers and schemes of arrangement involving AGL.

Trade Practices Act 1974
Undertaking to the Australian Competition and Consumer Commission
given for the purposes of
Section 87B
by
The Australian Gas Light Company (ACN 052 167 405)

Background

A On 13 March 2006, The Australian Gas Light Company (AGL) announced an offer to merge with Alinta Limited (Alinta), implemented through a scrip-for-scrip off-market takeover offer by AGL for all Alinta ordinary shares (Bid). Following the merger, AGL intends to proceed with a demerger of the combined AGL/Alinta energy and infrastructure businesses.

B The AGL Bid is subject to a number of conditions including AGL acquiring not less than 90 per cent of the ordinary shares in Alinta, and there being no objections from the Australian Competition and Consumer Commission (Commission). A full list of the conditions of AGL's offer is set out in Annexure A.

C AGL offers these Undertakings to the Commission in relation to the merger with Alinta and the demerger of the combined AGL/Alinta energy and infrastructure businesses.

D These Undertakings are conditional on AGL acquiring not less than 90% of the ordinary shares in Alinta as a result of the bid by AGL described in Recital A above.

E These Undertakings address the way in which the Merged Entity will deal with certain assets currently held by each of AGL and Alinta, about which the Commission has competition concerns should they be held by the Merged Entity.

F These Undertakings do not constitute an admission by AGL or Alinta that the proposed merger would substantially lessen competition in any particular market in contravention of section 50 of the Act.

G The Commission agrees that upon the Commission accepting these Undertakings and the Undertakings being implemented, the Commission's concerns in respect of the proposed merger will be addressed.

Definitions

Act means the *Trade Practices Act* 1974 (Cth).

AGL means The Australian Gas Light Company (ACN 052 167 405) and/or its Related Bodies Corporate.

Agility means the AGL business of energy asset management and network services principally undertaken by the AGL company Agility Management Pty Limited.

Agility-APT Service Contracts means the agreements referred to in clause 5(b).

AIH means Alinta Infrastructure Holdings (comprising Alinta Infrastructure Limited (ACN 108 311 100) and Alinta Infrastructure Trust (ARSN 115 765 985) and Alinta Infrastructure Investment Trust (ARSN 115 766 179)).

Alinta means Alinta Limited (ACN 087 857 001) and/or its Related Bodies Corporate.

Alinta Asset Management and Network Services means the Alinta business of energy asset management and network services principally undertaken by the Alinta companies: Alinta, Alinta Network Services Pty Ltd (ACN 104 352 650); National Power Services (ACN 073 613 733); Alinta Management Services Pty Ltd (ACN 115 403 739); Alinta Power Services (ACN 108 664 151) and/or Alinta Asset Management Pty Ltd.

APC means the AGL Petronas Consortium, a 50/50 joint venture between AGL and Petronas for the purpose of constructing the PNG Australian Pipeline.

Approved Purchaser has the meaning given to it in clause 36.

APT means Australian Pipeline Trust (ARSN 091 678 778).

Bid means the offer by AGL for all Alinta ordinary shares described in Recital A.

Business Day means a day on which all banks are open for business generally in the State of New South Wales excluding gazetted public holidays, Saturdays and Sundays.

Combined Energy Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are merchant and retail energy including the ownership and operation of electricity generation plant, a 30% interest in APT and the performance of the Agility-APT Service Contracts.

Combined Infrastructure Business means one of the two separately listed companies to result from the Demerger the principal business activities of which are ownership, operation and management of energy, pipeline and network infrastructure.

Combined Infrastructure Business Transmission Interests means the interests referred to in clause 6.

Commission means the Australian Competition and Consumer Commission.

Control Date means the date on which completion of the Bid occurs.

Corporations Act means the *Corporations Act 2001* (Cth).

Court means the Federal Court of Australia.

Demerger means the separation of the Merged Entity's businesses to result in two separately listed companies, Combined Energy Business and Combined Infrastructure Business, on the Australian Stock Exchange with neither company holding shares in the other.

Divestment Businesses has the meaning given to it in clause 20.

Elgas means Elgas Ltd (ACN 002 749 260).

Force Majeure means any event or cause outside the reasonable control of the affected party (including strikes or labour disputes, a governmental restraint, directive or requirement), and which could not have been avoided or overcome by that party by the exercise of reasonable care or due diligence.

Hold Separate Termination Date means the date on which the Demerger is implemented, or the date on which divestiture described in clauses 20 to 42 is completed, or the date on which the Commission advises in writing that it does not have any competition concerns in relation to the Transaction in the absence of the hold separate undertakings described in clause 16, whichever occurs first.

Merged Entity means AGL following the Transaction.

Merged Entity Divestiture Team means the representatives of the Merged Entity who are responsible for the divestment of the Divestment Businesses.

PNG Australian Pipeline means the pipelines proposed to be constructed from the PNG/Australia border to a number of delivery points in Queensland and the Northern Territory to transport PNG gas to markets in Queensland, Northern Territory and south east Australia.

PNG Australia Pipeline Project means the project to be undertaken by APC to construct the PNG Australian Pipeline.

Proposed Approved Purchaser has the meaning given to it in clause 37.

Related Bodies Corporate has the meaning given in sub-section 4A(5) of the Act.

Transaction means the proposed merger of AGL and Alinta as a result of an off-market takeover offer by AGL for all of Alinta's ordinary shares.

Trigger Date means the 9 month anniversary of the completion of the Transaction.

Undertakings

1. These Undertakings commence upon completion of the Transaction.

Demerger

2. The Merged Entity undertakes that it will use its best endeavours to convene a shareholders' meeting and do all things necessary to have the Demerger implemented by the Trigger Date.
3. The Merged Entity undertakes that the allocation of certain assets between the Combined Energy Business and the Combined Infrastructure Business will be as described in clauses 4 to 15 below.

Gas transmission assets

4. The Merged Entity will allocate certain gas transmission interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 5 to 6 below.
5. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will hold the following interests:

   (a) PNG Australia Pipeline Project (AGL's 50% interest);

   (b) Agility's APT contracts (under which Agility provides asset management and network services) in relation to:

      (i) Moomba to Sydney Pipeline;

      (ii) Goldfields Gas Pipeline;

      (iii) Parmelia Pipeline;

      (iv) Carpentaria Gas Pipeline;

      (v) Roma to Brisbane Pipeline;

      (vi) Midwest Pipeline; and

      (vii) Amadeus to Darwin Pipeline

      (Agility-APT Service Contracts)

   (c) Assets and capability necessary to perform the contracts in (b);

   (d) AGL's 30% interest in APT, which in turn owns:

      (i) the Mondarra gas storage facility in WA; and

      (ii) the following pipeline assets:

State	Pipeline	Licence(s)	APT Interest
WA	Goldfields Gas Pipeline	WA:PL24	88.2%
WA	Kalgoorlie to Kambalda	WA:PL27	100%
WA	Parmelia Pipeline	unregulated	100%
WA	Midwest Pipeline	unregulated	50%
Qld	Carpentaria Gas Pipeline	Qld:PPL41	100%
Qld	Roma to Brisbane	Qld:PPL2	100%
NSW	Moomba to Sydney Pipeline System	SA:PL7, Qld:PPL21, NSW:16, 17, 18, 19, 20, 21, 22	100%
NSW	Central West Pipeline	NSW:25	100%
NT	Amadeus to Darwin Pipeline	NT:PL4, NT:PL18	96% of NT Gas, 100% of laterals

WA – Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld – Pipeline Licence issued under the Petroleum Act 1923 (Qld)
SA – Pipeline Licence issued under the Petroleum Act 1940 (SA)
NSW – Pipeline Licence issued under the Pipelines Act 1967 (NSW)
NT – Pipeline Licence issued under the Energy Pipelines Act 1983 (NT)

6. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following gas transmission interests:

   (a) Alinta's 20% interest in the Dampier to Bunbury Natural Gas Pipeline (licence WA:PL40, operated by Alinta Network Services Pty Ltd);

   (b) Agility (other than the Agility-APT Service Contracts and sufficient capability (assets and people) to enable the Combined Energy Business to perform those contracts);

   (c) Alinta Asset Management and Network Services (relevantly, the operator of the Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline and the Queensland Gas Pipeline);

   (d) Alinta's 20% interest in AIH which in turn owns:

      (i) the VicHub gas pipeline interconnect, an interconnect facility situated at Longford, that enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and GasNet Australia Limited's Victorian gas transmission system; and

      (ii) the following pipeline assets:

State	Pipeline	Licence	AIH Interest
WA	Goldfields Gas Pipeline	WA:PL24	11.8%
QLD	Queensland Gas Pipeline (Wallumbilla to Rockhampton System)	Qld:PPL30	100%
NSW	Eastern Gas Pipeline	unregulated	100%
Tas	Tasmania Gas Pipeline	unregulated	100%

WA - Pipeline Licence issued under the Petroleum Pipelines Act 1969 (WA)
Qld - Pipeline Licence issued under the Petroleum Act 1923 (Qld)

Separation of gas retail and distribution networks

7. The Merged Entity will allocate AGL's and Alinta's gas retail and distribution interests as between the Combined Energy Business and the Combined Infrastructure Business in the manner set out in clauses 8 to 11 below.

8. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Energy Business will own and operate the following gas retail interests:

   (a) the business conducted in Victoria pursuant to the gas retail licence issued by the Essential Services Commission to AGL Sales Pty Limited (ABN 88 090 538 337);

   (b) the business conducted in NSW pursuant to gas retail authorisations given by the NSW Minister for Utilities to AGL Energy Sales and Marketing Ltd, AGL Retail Energy Limited and AGL Victoria Pty Limited;

   (c) the business conducted in South Australia pursuant to the gas retail licence issued by the Technical Regulator to AGL South Australia Pty Limited (ACN 091 105 092) on 22 March 2001;

   (d) the business conducted in Western Australia pursuant to the gas trading licences GTL1, GTL2 and GTL3 issued by the Coordinator of Energy for Western Australia to AlintaGas Sales Pty Ltd;

   (e) the 50% interest of AGL in the business conducted in NSW pursuant to the gas retail authorisation given by the NSW Minister for Utilities to ActewAGL Retail, and in the ACT pursuant to the utilities services licence issued by the Independent Competition and Regulatory Commission to ActewAGL Retail;

   (f) the 50% interest of AGL in the LPG retail business conducted by Elgas.

9. The Merged Entity undertakes that the Combined Infrastructure Business will not own or operate any AGL or Alinta gas retail business as a result of the Demerger.

10. The Merged Entity undertakes that the proposed Demerger will provide that the Combined Infrastructure Business will own and operate the following AGL and Alinta gas distribution interests:

(a) the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to AGL Gas Networks Limited;

(b) the 50% interest of AGL in the natural gas reticulation business conducted in NSW pursuant to the gas reticulation authorisation given by the NSW Minister for Utilities to ActewAGL Distribution, and in the ACT pursuant to the utilities service licence issued by the Independent Competition and Regulatory Commission to ActewAGL Distribution;

(c) the 74.1% interest of Alinta in the business conducted in Western Australia pursuant to the gas distribution licences GDL1, GDL2 and GDL3 issued to AlintaGas Networks Pty Ltd by the Coordinator of Energy for Western Australia; and

(d) the 20.1% interest of Alinta in the business conducted in Victoria pursuant to the gas distribution licence issued by the Essential Services Commission to Multinet Gas (DB No.1) Pty Ltd (ACN 086 026 986) and Multinet Gas (DB No.2) Pty Ltd (ACN 086 230 122) trading as Multinet Partnership.

11. The Merged Entity undertakes that the Combined Energy Business will not own or operate any AGL or Alinta gas distribution business as a result of the Demerger.

No cross ownership or control – gas retail and transmission/distribution

12. The Merged Entity undertakes that the terms of the Demerger will provide for no cross shareholdings between the Combined Infrastructure Business and the Combined Energy Business at the time the Demerger is implemented.

13. The Merged Entity undertakes that there will be no agreements as a result of the Demerger under which the Combined Energy Business will provide energy asset management and network services in relation to the energy transmission and distribution interests of the Combined Infrastructure Business.

14. The Merged Entity undertakes that each of the Combined Infrastructure Business and the Combined Energy Business will be separately listed on the Australian Stock Exchange and constituted with separate board and separate management, save that Mr Charles Allen may be appointed as a director of the Board of each of the Combined Infrastructure Business and the Combined Energy Business.

Other assets – no competition issues

15. Other major assets currently held by AGL and Alinta are proposed to be allocated through the proposed Demerger to the Combined Energy Business as set out in Annexure 2 and to the Combined Infrastructure Business as set out in Annexure 3.

Hold separate

16. The Merged Entity undertakes that it will, from the Control Date to the Hold Separate Termination Date:

(a) take all steps necessary to preserve the Divestment Businesses as a viable going concern including not proposing or consenting to any sale or transfer of the assets of APT identified in clause 5(d) above to any Related Body Corporate of AGL or Alinta or the Merged Entity;

(b) procure that the management and operation of the Divestment Businesses is conducted separately from the management and staff of the Merged Entity and any of its Related Bodies Corporate who are responsible for the operation of the Combined Infrastructure Business Transmission Interests;

(c) ensure that the management of the Divestment Businesses operate those businesses independently of the Combined Infrastructure Business Transmission Interests and in particular, empower them independently to:

(i) acquire and pay for sufficient and timely deliveries of all goods and services required by the Divestment Businesses;

(ii) continue to market, price and sell all goods and services as were provided prior to the Control Date by the Divestment Businesses; and

(iii) maintain all current contracts and agreements of the Divestment Businesses;

(d) subject to clause 17 below, take all steps necessary to:

(i) keep the books and records of the Divestment Businesses separate from those of the operations of the Combined Infrastructure Business Transmission Interests;

(ii) ensure that no information in relation to the Divestment Businesses is directly or indirectly requested or received by the management and staff responsible for the operation of the Combined Infrastructure Business Transmission Interests from the Divestment Businesses; and

(iii) direct management of the Divestment Businesses and the management of the Merged Entity to act in accordance with the obligations in this clause 16;

(e) provide and maintain access to sufficient working capital and sources of credit for the Divestment Businesses so as to ensure (so far as it is within the Merged Entity's reasonable ability to do so) that the Divestment Businesses are able to continue to provide the same level and quality of services that they were providing prior to the Transaction.

17. The Merged Entity is entitled to receive and use:

(a) all publicly available information;

(b) all information necessary to enable the Merged Entity to comply with legal and reporting obligations in Australia, including taxation, accounting and ASX continuous and periodical disclosure obligations;

(c) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the directors of the Merged Entity or its Related Bodies Corporate to fulfil their duties as directors;

(d) such aggregate commercial and financial information compiled by the Divestment Businesses as is reasonably necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses in accordance with these Undertakings.

18. The Merged Entity Divestiture Team is entitled to receive and use all information necessary to enable the Merged Entity to effect any divestiture of the Divestment Businesses.

19. The Merged Entity has the right to defend any legal claims, investigations or enforcement actions threatened or brought in respect of the Divestment Businesses and to access such books, records, information and staff assistance as is reasonably necessary for this purpose.

Divestiture

20. The Merged Entity undertakes that if by the Trigger Date the Demerger has not been implemented , it will, in accordance with the sale process outlined in clauses 21 to 42 below, use its best endeavours to divest the following businesses:

(a) the 30% interest in APT; and

(b) the Agility-APT Service Contracts and sufficient assets and capability from Agility to operate and service these contracts,

(**Divestment Businesses**, with each of (a) and (b) above constituting a **Divestment Business**)

either by:

(c) a sale to an Approved Purchaser (**Trade Sale**); or

(d) an initial public offering of shares in an entity that owns assets which include the Divestment Businesses (**IPO**).

Trade Sale – Invitation to Tender

21. If the Merged Entity wishes to pursue a Trade Sale, the Merged Entity will, within 45 days after the Trigger Date, invite offers to purchase each of the Divestment Businesses by:

(a) sending notices to prospective purchasers identified by the Merged Entity; and

(b) publishing details of the invitation to tender in appropriate publications, notifying prospective purchasers that the relevant Divestment Businesses will be offered for sale and requesting registration of expressions of interest in one or more of the Divestment Businesses within 30 days of the date of despatch of the notices. The Merged Entity will provide to the Commission, within 5 Business Days of despatch, copies of the notices and invitation together with the list of addressees.

22. The Merged Entity will use its best efforts to sell the Divestment Businesses pursuant to clause 21 above to Approved Purchasers within 9 months from the Trigger Date (**Initial Sale Period**).

IPO

23. If the Merged Entity wishes to pursue the IPO, it must use its best efforts to ensure that if the IPO is implemented it is completed within the Initial Sale Period.

Sale consents

24. Without affecting the Merged Entity's obligations to divest the Divestment Businesses, the sale and/or assignment of any assets, licences, permits or approvals used by, or in, the Divestment Businesses at the date of these Undertakings that are leased or subject to third party consent upon a change of control or transfer of the business will be subject in each case to the Merged Entity obtaining the relevant written consent of the lessor or third party to the continuation of the use, after the sale of such business in accordance with this Undertaking, of such asset, licence, permit or approval (including the transfer, assignment or novation of such instrument if appropriate) by the Divestment Business, on no less favourable terms than enjoyed by the Divestment Business at the date of this Undertaking (**Third Party Consents**).

25. The Merged Entity must:

    (a) use its best endeavours excluding, for the avoidance of doubt, the payment of money, to procure all Third Party Consents as soon as practicable after the execution of a binding agreement in relation to the Trade Sale;

    (b) comply with all reasonable requirements necessary to obtain all Third Party Consents including providing necessary information promptly to the lessor or third party; and

    (c) act in good faith in its negotiations to obtain all Third Party Consents.

26. If the Merged Entity is unable to procure any necessary Third Party Consent to a sale within 90 days after the execution of the binding agreement referred to in clause 25(a) above (or such further time as the Commission may agree) and the proposed purchaser does not waive any requirement for Third Party Consents, the Merged Entity must nominate an alternative Proposed Approved Purchaser who may be acceptable to the lessor or third party concerned and comply again with clause 22.

Appointment of Proposed Agent

27. If at the expiration of the Initial Sale Period, any of the Divestment Businesses have not been sold either by way of the Trade Sale or as part of the businesses of the entity the subject of the IPO (**Unsold Divestment Businesses**) the Merged Entity must within 10 Business Days of the end of such period, identify a person as a prospective sales agent for each Unsold Divestment Business (**Proposed Agent**).

28. The Proposed Agent must in each case be a person that is independent of the Merged Entity and has the qualifications and experience necessary to effect the sale of the relevant Unsold Divestment Business.

29. The Merged Entity will advise the Commission in writing within 5 Business Days of the Merged Entity selecting each Proposed Agent, of the identity of the Proposed Agent together with such information that the Commission reasonably requires to assess whether the Proposed Agent satisfies the criteria set out in clause 28.

30. If, within 5 Business Days of receipt of the information from the Merged Entity referred to in clause 29 (or such further period as the Commission and the Merged Entity may agree):

    (a) the Commission does not object to the Proposed Agent, the Merged Entity will appoint the Proposed Agent as soon as practicable thereafter and forward to the Commission a copy of the executed terms of appointment of the Proposed Agent; or

    (b) the Commission does object to the Proposed Agent, the Merged Entity must either (at the Commission's election):

        (i) identify an alternative prospective sales agent for the Unsold Divestment Businesses for consideration by the Commission pursuant to this clause; or

        (ii) appoint the nominee of the President of the Institute of Chartered Accountants of Australia as the Proposed Agent and the Merged Entity must require him or her to carry out the functions contemplated pursuant to clauses 31 to 34 below.

Sale by Approved Agent

31. Within 5 Business Days of the appointment of the Proposed Agent referred to in clause 30 (**Approved Agent**), the Merged Entity must procure and/or grant the Approved Agent all necessary power and authority to divest, sell and transfer the relevant Unsold Divestment Businesses in the manner and on the terms considered appropriate by the Approved Agent, in its sole discretion, to ensure compliance with these Undertakings.

32. Within 5 Business Days after the appointment of the Approved Agent, the Merged Entity will procure, execute and provide an unconditional and irrevocable power of attorney in favour of the Approved Agent that:

    (a) grants the Approved Agent all rights and powers necessary to permit the Approved Agent to effect the divestiture of the relevant Unsold Divestment Business; and

    (b) unconditionally (save for fraud, negligence or breach of duty) indemnifies the Approved Agent against loss and damage incurred by the Approved Agent, arising directly or indirectly from the Approved Agent exercising or attempting to exercise the powers and rights conferred upon it under the power of attorney.

33. The Merged Entity will provide the Approved Agent with:

    (a) all relevant information available to the Merged Entity; and

    (b) all reasonable assistance,

    to enable the Approved Agent to divest, sell and transfer the relevant Unsold Divestment Businesses as quickly as possible.

34. The Merged Entity will indemnify the Approved Agent against any loss and damage incurred by the Approved Agent in the course of carrying out his or her functions in accordance with the terms of his or her appointment. The Merged Entity will promptly pay the costs of the Approved Agent in the performance of his or her functions under clause 31.

Approved Purchasers

35. Unless the Commission requires otherwise, the Merged Entity must not sell, and must not authorise the Approved Agent to sell, the Divestment Businesses to purchasers other than Approved Purchasers.

36. An Approved Purchaser is a prospective purchaser of one or more Divestment Businesses that:

    (a) is independent of and has no direct or indirect controlling interest in the Merged Entity;

    (b) the Merged Entity believes in good faith, having made reasonable inquiries, is of good financial standing and has an intention to operate the relevant Divestment Businesses as a going concern;

    (c) has not been objected to by the Commission within the objection period specified in clause 39 below.

37. Within 5 Business Days of the Merged Entity or the Approved Agent reaching a "conditional sale" agreement with a prospective purchaser for one or more Divestment Businesses (**Proposed Approved Purchaser**), the Merged Entity will provide the Commission with the following information and such other information that the Commission reasonably requires to assess whether the purchase of the Divestment Businesses by the Proposed Approved Purchaser satisfies the criteria set out in clause 36:

    (a) the name, address and all other available contact details of the Proposed Approved Purchaser;

    (b) a copy of a signed conditional sale and purchase agreement with the Proposed Approved Purchaser;

    (c) a description of the business carried on in Australia by the Proposed Approved Purchaser; and

    (d) the names of the ultimate holding company and directors of the Proposed Approved Purchaser.

38. The Merged Entity will use best endeavours to notify the Commission of an intended Proposed Approved Purchaser as early as possible and request the Commission to advise whether it is likely to raise any objection to that purchaser.

39. If, within 20 Business Days of receipt of the information from the Merged Entity referred to in clause 37 (or such further period as the Merged Entity and the Commission may agree) the Commission does not object to the Proposed Approved Purchaser, the Merged Entity will use its best endeavours to complete the sale of the relevant Divestment Businesses to the Proposed Approved Purchaser in accordance with the conditional sale and purchase agreement referred to in clause 37(b), as soon as practicable after the Trigger Date.

40. The Commission may only object to the Proposed Approved Purchaser on the basis that it has formed the opinion that sale to the Proposed Approved Purchaser is likely to result in a substantial lessening of competition in a market in Australia when compared to the likely competition in that market in the absence of the Transaction and in that event, the Commission will provide the Merged Entity with a written statement of its reasons including the material facts it relies on for its view, on a confidential basis.

41. In the event of an objection as provided under clause 36(c) (which the Merged Entity undertakes not to challenge), the Merged Entity must identify an alternative Proposed Approved Purchaser for consideration by the Commission as soon as practicable.

Uncompleted Transactions

42. If for any reason the Merged Entity is prevented from or is otherwise unable to complete the divestment and sale of any Unsold Divestment Business in accordance with these Undertakings (**Uncompleted Transaction**), the Merged Entity will:

    (a) promptly advise the Commission of the fact of the Uncompleted Transaction;

    (b) provide the Commission with any information reasonably requested by the Commission about the Uncompleted Transaction and the Merged Entity's proposal to address and remedy the circumstances arising as a result of the Uncompleted Transaction;

    (c) negotiate in good faith with the Commission a means to satisfy the Merged Entity's obligations in this Undertaking, having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Force majeure

43. AGL will not be held liable for any failure to perform an obligation under this Undertakings if the failure is due to Force Majeure.

44. If AGL is by reason of Force Majeure unable to perform an obligation under this Undertaking, it will:

    (a) notify the Commission as soon as practicable (and in any event within 10 Business Days) of the cause and extent of non-performance and the date of commencement of Force Majeure;

    (b) take all reasonable steps to remedy or abate the Force Majeure; and

    (c) if the Force Majeure event does not abate within a reasonable period, negotiate in good faith with the Commission a means to satisfy AGL's obligations in this Undertaking having regard to the need to maintain competition in the markets in Australia in which the Merged Entity operates.

Obligations to procure and notify

45. Where the performance of an obligation under these Undertakings requires a Related Body Corporate of the Merged Entity to take some action or refrain from taking some action, the Merged Entity will use its best endeavours to procure that Related Body Corporate to take that action or refrain from taking that action.

46. The Merged Entity will promptly provide to the Commission, in confidence, and subject to any obligations of confidence owed to third parties, all information reasonably requested by the Commission which is relevant to the performance of these Undertakings.

The Commission

Name: The Australian Competition and Consumer Commission

Address: PO Box 1199, Dickson ACT 2602;
470 Northbourne Ave, Dickson, ACT 2602

Fax number: (02) 6243 1211

Attention: The Chairman

AGL

Name: The Australian Gas Light Company

Address: AGL Centre, 72 Christie Street, St Leonards, NSW 2065

Fax number: 02 9921 2096

Attention: General Counsel

The Common Seal of
THE AUSTRALIAN GAS LIGHT
COMPANY ACN 052 167 405
is fixed in the presence of:

Signature of Director

Signature of Director/Secretary

Name of Director (print)

Name of Director/Secretary (print)

DATED

ACCEPTED BY THE AUSTRALIAN
COMPETITION AND CONSUMER COMMISSION

Graeme Samuel/Chairman

DATED

1. 90% Minimum acceptance condition

At the end of the Offer Period, AGL has a relevant interest in more than 90% (by number) of Alinta Shares.

2. ACCC

Before the end of the Offer Period, either:

(a) AGL receives notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent AGL's acquisition of Alinta Shares under the Offers pursuant to Section 50 of the *Trade Practices Act*; or

(b) AGL is granted clearance or authorisation to acquire Alinta Shares under the Offers by the ACCC or the Australian Competition Tribunal under Part VII of the *Trade Practices Act*, and no application for review of such clearance or authorisation is made within the period prescribed by the *Trade Practices Act*.

3. Regulatory approvals

Before the end of the Offer Period, all necessary approvals for the proposed transaction (other than the approval referred to in paragraph 2), including (without limitation):

(a) all approvals which are required by law or by any Public Authority to permit the Offers to be made to and accepted by Alinta Shareholders in all applicable jurisdictions; and

(b) all approvals which are required by law or by any Public Authority as a result of the Offers or the acquisition of the Alinta Shares and which are necessary for the continued operation of the business of Alinta and its subsidiaries or of AGL and its subsidiaries,

are granted, given, made or obtained on an unconditional basis and, at the end of the Offer Period, remain in full force and effect in all respects and are not subject to any notice, intention or indication of intention to revoke, suspend, restrict, modify or not renew the same.

4. No regulatory actions

Between the Announcement Date and the end of the Offer Period:

(a) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(b) no action or investigation is announced, commenced or threatened by any Public Authority; and

(c) no application is made to any Public Authority (other than by AGL),

in consequence of, or in connection with, the Offer (other than an application to or a decision or order of ASIC or the Takeovers Panel for the purpose of or in the exercise of the powers and discretions conferred on it by the Corporations Act), which restrains, prohibits or impedes or threatens to restrain, prohibit or impede or may otherwise materially adversely impact upon, the making of the Offer or which requires or purports to require the variation of the terms of the Offer or the completion of any transaction contemplated by AGL's Bidder's Statement (including implementing the intentions expressed in AGL's Bidder's Statement) or seeks to require the divestiture of any Alinta Shares or the divestiture of any assets held by Alinta or AGL or their respective subsidiaries.

5. No material adverse change

Between the Announcement Date and the end of the Offer Period:

(a) no event, matter or thing occurs or information is disclosed by Alinta concerning any event, matter or thing which will or is reasonably likely to have a material adverse effect on the assets and liabilities, financial position and performance, profitability or prospects of Alinta and its subsidiaries taken as a whole; or

(b) no event, matter or thing, as described in sub-paragraph (a), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

6. No material transactions

None of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(a) Alinta or any subsidiary of Alinta acquires, offers to acquire (including without limitation by making takeover offers under Chapter 6 of the Corporations Act) or agrees to acquire one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount in aggregate greater than $20 million;

(b) Alinta or any subsidiary of Alinta disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses, assets or shares (or any interest in one or more companies, businesses, assets or shares) for an amount, or in respect of which the book value (as recorded in Alinta's statement of financial position as at 31 December 2005) is, in aggregate, greater than $20 million;

(c) Alinta or any subsidiary of Alinta sells or otherwise disposes of, or grants any right or interest in, any shares issued in the capital of AGL held by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has a relevant interest as at 22 February 2006, or announces that it has done any such thing;

(d) Alinta or any subsidiary of Alinta enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, asset or profit share, partnership or commitment which would require expenditure, or the foregoing of revenue, by Alinta and/or its subsidiaries of an amount which is, in aggregate, more than $20 million, other than in the ordinary course of business;

(e) Alinta or any subsidiary of Alinta amends its Constitution or the terms of issue of any of its shares, options or other convertible securities;

(f) Alinta or any subsidiary of Alinta declares or pays any dividends (other than in the ordinary course) or other distributions of profits or capital to any Alinta Shareholder;

(g) Alinta or any subsidiary of Alinta does or permits to occur any material act, fact, matter, event or circumstance which is not in the ordinary course of business;

(h) Alinta or any subsidiary of Alinta resolves, announces or undertakes to do any of the things referred to in paragraphs (a) – (d) in concert or in co-operation with any person (whether in partnership or joint venture or otherwise and whether as trustee, principal, agent, shareholder or unitholder or in any other capacity);

(i) Alinta or any subsidiary of Alinta:

(i) creates or enters into an option in respect of; or

(ii) does or omits to do any thing or act if the act, thing or omission has or is reasonably likely to have the effective of giving a third party (whether subject to conditions or not) partial or total ownership or control of,

any company, business, asset, share, agreement, joint venture, asset or profit share, partnership or commitment which is referred to in paragraphs (a) – (d) above; or

(j) Alinta or any subsidiary of Alinta resolves or announces an intention to do any of the things referred to in paragraphs (a) – (i) above.

7. Market change condition

Before the end of the Offer Period the S&P ASX 200 Index does not fall below 4,500 on any trading day.

8. Change in control

(a) After the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) under any provision of any agreement or any other instrument to which Alinta or any subsidiary of Alinta is a party, or by or to which Alinta or any subsidiary of Alinta or any of their respective assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Alinta or Alinta and its subsidiaries taken as a whole, in:

(i) any moneys borrowed by Alinta or any subsidiary of Alinta being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified;

(iii) any action being taken or arising under any such agreement or instrument to acquire or require the disposal of an interest in any asset, business, undertaking or shares owned or controlled by Alinta or any subsidiary of Alinta or in which Alinta or any subsidiary of Alinta has an interest;

(iv) the interest of Alinta or any subsidiary of Alinta in any asset, business, firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(v) the business of Alinta or any subsidiary of Alinta with any other person being adversely affected,

as a result of the making of the Offers or the acquisition of Alinta Shares by AGL.

(b) After the Announcement Date and before the end of Offer Period Alinta receives, from each person who is entitled to exercise any right under any provision of any material agreement to which Alinta or any subsidiary of Alinta is a party, that entitles the person to terminate or modify the agreement, or take any action pursuant to or in connection with the agreement (including without limitation a right to acquire or require the disposal of an interest in any asset, business, undertaking or shares) as a result of the making of the Offers or the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

(c) After the Announcement Date and before the end of the Offer Period Alinta receives, from each person who is entitled to exercise, under any contract, agreement, arrangement, understanding or other instrument to which Alinta or any subsidiary of Alinta is a party or by which Alinta or any subsidiary of Alinta may be bound or be subject to, any rights of pre-emption or other rights to acquire or require the disposal of any asset, business, undertaking or shares owned or controlled by AGL or any subsidiary of AGL as a result of the acquisition of Alinta Shares by AGL, an irrevocable and unconditional waiver or release of that right in writing and provides AGL with a copy of that written waiver or release.

9. Equal access to information

At all times during the period from the Announcement Date to the end of the Offer Period, Alinta promptly (and in any event within 2 business days) provides to AGL a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to Alinta or any subsidiary of Alinta or any of their respective businesses or operations that has been provided by Alinta or any subsidiary of Alinta or any of their respective officers, employees, advisers or agents to any person (other than AGL) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(a) any person (together with its associates) may acquire voting power of 10% or more in Alinta or any subsidiary of Alinta (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act, or otherwise);

(b) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of Alinta or of any subsidiary of Alinta; or

(c) that person may otherwise acquire control of or merge or amalgamate with Alinta or any subsidiary of Alinta.

10. Demerger Scheme

The Demerger Scheme (as defined in the AGL Demerger Booklet dated 13 February 2006) does not come into effect under section 411(4) and 411(10) of the Corporations Act.

11. No prescribed occurrences

None of the following events happen in the period between the Announcement Date and the end of the Offer Period:

(a) Alinta converting all or any of its shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(b) Alinta or a subsidiary of Alinta resolving to reduce its share capital in any way;

(c) Alinta or a subsidiary of Alinta entering into a buyback agreement or resolving to approve the terms of a buyback agreement under sections 257C(1) or 257D(1) of the Corporations Act;

(d) Alinta or a subsidiary of Alinta making an issue of its shares (other than an issue of shares pursuant to the exercise or conversion of options or other securities which have been issued and notified to ASX prior to the Announcement Date) or granting an option over its shares or agreeing to make such an issue or grant such an option;

(e) Alinta or a subsidiary of Alinta issuing, or agreeing to issue, convertible notes;

(f) Alinta or a subsidiary of Alinta disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(g) Alinta or a subsidiary of Alinta charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(h) Alinta or a subsidiary of Alinta resolving that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of Alinta or of a subsidiary of Alinta;

(j) the making of an order by a court for the winding up of Alinta or of a subsidiary of Alinta;

(k) an administrator of Alinta or of a subsidiary of Alinta being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Alinta or a subsidiary of Alinta executing a deed of company arrangement; or

(m) the appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole, or a substantial part, of the property of Alinta or of a subsidiary of Alinta.

Annexure 2

Other major assets, not described in the body of the Undertakings, to be held by the Combined Energy Business following the Demerger:

AGL gas fired power generation SA and Vic

AGL Biogas and Landfill WA

AGL Hydro

Loy Yang Power (32.5%)

PNG Upstream Gas (10%)

Sydney CSM Project (50%)

Annexure 3

Other major assets, not described in the body of the Undertakings, to be held by the Combined Infrastructure Business following the Demerger:

Victorian Electricity Distribution Network

ActewAGL Electricity Network (50%)

United Energy Electricity Distribution (34%)

Wind Powered Generation

Alinta Gas Fired Power Generation

AGL WA Cogeneration

Corporate Directory

The Australian Gas Light Company

ABN 95 052 167 405

Registered office

72 Christie Street
St Leonards NSW 2065

Telephone +61 2 9921 2999
Facsimile +61 2 9921 2552
Website www.agl.com.au

Postal address

Locked Bag 1837
St Leonards NSW 2065

Investigating Accountant

Deloitte Touche Tohmatsu
225 George Street
Sydney NSW 2000

Independent Reviewer of Directors' Forecasts

Deloitte Corporate Finance Pty Limited
225 George Street
Sydney NSW 2000

Taxation Adviser

Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
Martin Place
Sydney NSW 2000

Share Registry

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000

AGL OFFER INFORMATION LINE:

1800 824 522 (toll-free for calls made within Australia) or

+61 2 8280 7012 (for calls made from outside Australia)

Monday to Friday between 8.30am and 5.30pm (Sydney time)

Notes



ACCEPTANCE FORM

Use this form to accept AGL's Offer to acquire all of Your Alinta Shares.
This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult your broker or legal, financial or other professional adviser as soon as possible.

SRN/HIN

Number of Your Alinta Shares:

Subregister:

Step 1 Check your details above

If any of the above details are incorrect, please amend them and initial the alterations.

Step 2 For Issuer Sponsored Holdings

If your Alinta Shares are in an Issuer Sponsored Holding (check your details above – if your SRN/HIN begins with an "I", this indicates that Your Alinta Shares are held on the Issuer Sponsored Subregister) or if at the time of your acceptance you are entitled to be (but are not yet) registered as the holder of Your Alinta Shares, to accept the Offer you must **sign in the box below** and ***return this Acceptance Form to one of the addresses shown overleaf.***

Step 2 For CHESS Holdings

If Your Alinta Shares are held on the CHESS Subregister (check your details above – if your SRN/HIN begins with an "X", this indicates that Your Alinta Shares are held on the CHESS Subregister), to accept the Offer you can either:

- **contact your Controlling Participant – normally your broker (if you do that, you do not need to return this Acceptance Form)**

OR

- **if you want us to contact your broker on your behalf, write their details here (Broker details for CHESS Subregister only):**

Broker's name ______________________________

Broker's address ______________________________

____

Broker's telephone number ______________________________

AND

sign in the box below and **return this Acceptance Form to one of the addresses shown overleaf**. You must ensure that this form is received by us in sufficient time to enable us to instruct your broker to effect acceptance of the Offer on CHESS, and your broker to effect such acceptance, before the end of the Offer Period.

Step 3 Sign in the box below

By signing in the box below and returning this Acceptance Form to one of the addresses shown overleaf, you accept the Offer for all of Your Alinta Shares on and subject to the terms and conditions of the Offer, and you acknowledge the effect of your acceptance as set out in Section 9.6 of the Bidder's Statement. If you have a CHESS Holding, you authorise us to give instructions to your Controlling Participant (normally your broker) in accordance with Section 9.4(c)(ii)(B) of the Bidder's Statement.

If you sign this Acceptance Form under a power of attorney, you must send a certified copy of the power of attorney with this Acceptance Form. For a deceased estate, all the executors and administrators must sign, and they must send the probate or letters of administration with this Acceptance Form.

Individual or first joint shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Secretary	Director/Secretary	Director

Date ____/____/______

Please provide a business hours telephone number so that we can contact you if necessary

Your telephone number

Individual or joint shareholders – each shareholder must sign this Acceptance Form.
Companies – companies may execute this Acceptance Form in any way allowed by law.

You must complete, sign and return this Acceptance Form to one of the addresses shown overleaf so that it is received BEFORE the Offer closes (see below). If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope if you post your Acceptance Form within Australia. The Offer will close at 5:00pm Perth time/7:00pm Sydney time on **12 June 2006** (unless the Offer is withdrawn or extended).

The AGL Directors reserve the right to make amendments to this form where appropriate. Please refer to the instructions overleaf.

ALN TKO001

HOW TO ACCEPT AGL'S OFFER

Issuer Sponsored Holdings
If Your Alinta Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Alinta Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

CHESS Holdings
If Your Alinta Shares are in a CHESS Holding, your Controlling Participant (normally your broker) must be contacted with instructions to accept the Offer. **If you contact your Controlling Participant with instructions to accept, you do not need to return this Acceptance Form.**

If you want us to contact your Controlling Participant on your behalf, you must fill out and sign this Acceptance Form overleaf and return it to one of the addresses shown below. However, you must ensure that this Acceptance Form is received by us **in sufficient time to enable us to instruct your Controlling Participant to effect acceptance on CHESS, and your Controlling Participant to effect such acceptance, before the end of the Offer Period.**

The transmission of the Acceptance Form and other documents is at your own risk. Neither AGL nor Link Market Services Limited will be responsible for any delays incurred by this process. You should allow sufficient time for the Acceptance Form to be delivered and (if applicable) for your preferred party to initiate acceptance of the Offer on your behalf.

Additional Notes

1. **Power of Attorney** – if you sign this Acceptance Form under power of attorney, you must send a certified copy of the power with the form. You will be deemed to have declared that you have no notice of revocation of the power and are able to further delegate power under it for the purpose of the Offer.

2. **Sold all Your Alinta Shares?** – if you have sold all Your Alinta Shares, please send this Acceptance Form and your Bidder's Statement to the stockbroker who acted on your behalf.

3. **Bought or sold Alinta Shares?** – if you have recently bought or sold any Alinta Shares, your holding may differ from that shown on the front of this Acceptance Form. If so, please alter the number of Alinta Shares shown as your registered holding on the front of this Acceptance Form to the number of Alinta Shares you now hold (including any Alinta Shares of which you are entitled to become registered as holder), initial the alteration and indicate on this form the name of the stockbroker who acted for you.

If you must fill out and return this Acceptance Form. It must be sent to one of the addresses shown below so that it is received before the end of the Offer Period (which is scheduled to be 5:00pm Perth time/7:00pm Sydney time on **12 June 2006** (unless withdrawn or extended)).

POSTAL ADDRESS	DELIVERY ADDRESS	FAX
AGL Offer C/- Link Market Services Limited Locked Bag A14 SYDNEY SOUTH NSW 1235	AGL Offer C/- Link Market Services Limited Level 12, 680 George Street SYDNEY NSW 2000	+61 2 9287 0303

You should read the entire Bidder's Statement carefully before completing this Acceptance Form. If you have any questions about how to complete this Acceptance Form, please contact the AGL Offer Information Line on 1800 824 522 (toll-free for calls made within Australia) or +61 2 8280 7012 (for calls made from outside Australia) or consult with your broker or legal, financial or other professional adviser as soon as possible. Please note that, as required by the Corporations Act, calls to the AGL Offer Information Line will be recorded.

INFORMATION ABOUT YOU

Information you supply on this Acceptance Form will be used by AGL and Link Market Services Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to AGL's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Link Market Services Limited's privacy policy on its website www.linkmarketservices.com.au.

Unless otherwise defined in this Acceptance Form, all capitalised terms used in this Acceptance Form have the meaning given to them in the Bidder's Statement with which this Acceptance Form was enclosed, and "us" means AGL.



The Australian Gas Light Company
ABN 95 052 167 405

72 Christie Street
St Leonards NSW 2065
www.agl.com.au

7 May 2006

Dear Alinta Shareholder,

AGL's Bidder's Statement

This letter accompanies the Bidder's Statement which AGL has sent to you in relation to its proposed offer to acquire all of your Alinta Shares.

It contains some important information which AGL needs to draw to your attention in connection with its takeover offer.

Heads of Agreement

On 26 April 2006 AGL and Alinta agreed to a merger of their respective infrastructure businesses which is expected to deliver significant value to both AGL and Alinta Shareholders. If this agreement is approved by Shareholders of AGL and Alinta and the Court:

- Alinta Shareholders will own 54 per cent of the enlarged Alinta business with the remainder being held by current AGL Shareholders. Alinta will hold AGL's infrastructure assets and asset management business Agility which are valued at $6.45 billion. The infrastructure business will be Australia's leading energy infrastructure and asset management company with a substantial national footprint;
- AGL Shareholders will wholly own AGL's energy business – which will include all of AGL's existing energy assets (including the development of the proposed Papua New Guinea to Australia pipeline) as well as 100 per cent of the identified growth opportunities in the business and identified cost savings. AGL's energy business will be one of Australia's leading energy companies; and
- AGL will also own an initial 33 per cent interest in Alinta's existing retail and cogeneration businesses in Western Australia with options to acquire 100 per cent over five years.

Further details of this transaction are contained in announcements which AGL made to ASX on 26 April 2006. These announcements are available on AGL's website: **www.agl.com.au**.

While the Heads of Agreement is legally binding, AGL and Alinta have agreed to formalise this by entering into a merger implementation agreement which sets out the complete terms of their agreement. If the merger implementation agreement is not entered into by 31 May 2006 (or such later date as AGL and Alinta may agree) (**Sunset Date**) the Heads of Agreement will automatically terminate.

In the meantime the Boards of AGL and Alinta have agreed that their respective takeover offers will remain open until the Sunset Date and that until the Sunset Date:

- neither AGL nor Alinta will vary or actively promote their takeover offers;
- neither takeover bid will be declared free of its conditions;
- AGL Directors recommend to AGL Shareholders that they do not accept Alinta's takeover bid;
- AGL Directors request Alinta Shareholders not to accept AGL's takeover bid;
- Alinta's Directors recommend to Alinta Shareholders that they do not accept AGL's takeover bid;

- Alinta's Directors request AGL Shareholders not to accept Alinta's takeover bid.

Accordingly, AGL requests Alinta Shareholders to take no action in respect of AGL's Bidder's Statement.

Takeovers Panel Proceedings

AGL has made two applications dated 3 April 2006 to the Takeovers Panel in relation to AGL's takeover bid for Alinta announced on 13 March 2006 and the offer by Alinta Group Holdings Pty Limited for AGL as set out in Alinta's Bidder's Statement dated 31 March 2006.

In the proceedings known as Alinta 02, AGL submitted that Alinta's Bidder's Statement dated 31 March 2006, which was dispatched on 18 April 2006, contained certain misleading statements and was misleading by omission in certain respects. The Panel considered that there were a number of statements in, and omissions from, the Alinta Bidder's Statement that were likely to mislead AGL Shareholders.

As a result of these proceedings the Panel accepted an undertaking which Alinta offered to the Panel to provide additional and corrective disclosure in respect of a number of matters. Alinta has undertaken to lodge and dispatch a supplementary bidder's statement or a replacement bidder's statement to address the Panel's concerns in a form approved by the Panel.

The other proceedings which AGL has commenced before the Takeovers Panel, known as Alinta 01, relate to the fact that AGL and Alinta have made takeover bids for each other.

The uncommon circumstance of Alinta and AGL having made competing bids for each other raises novel issues which the Panel has considered in proceedings known as Alinta 01, including for example, the question of what might occur if each of the bidders receives acceptances for more than 50% of the other.

In connection with these proceedings, each of AGL and Alinta has provided the Takeovers Panel with undertakings that:

- it will not cause or allow offers under its takeover bid to become unconditional until the matters raised by both of the Applications before the Panel have been determined by the Panel (including determination of any application for review made under section 657EA of the Corporations Act 2001 (Cth)); and
- it will include a letter, approved by the Panel, in the package despatched to Shareholders containing its bidder's statement.

On 23 April 2006 the Takeovers Panel advised that it had made a declaration of unacceptable circumstances and final orders in relation to the proceedings in Alinta 01.

The Panel's orders require each of Alinta's takeover bid for AGL and AGL's takeover bid for Alinta to be subject to a number of conditions which cannot be waived without the consent of the Panel and which are intended to allow the bids to proceed and to avoid unacceptable circumstances. In brief the Panel's orders prohibit a bidder from declaring its takeover bid unconditional unless the bidder has acquired more than 50% of the other bidder and at the time when the bidder declares its offer unconditional the other bidder has acquired less than 50% of the successful bidder.

In its orders the Panel reserves to itself the power to consent to either of the bidders waiving the Panel's conditions in order to give the Panel the flexibility to break a stalemate if one develops or if there is a clear and conclusive outcome available consistent with the law and an efficient, competitive and informed market.

Alinta has made an application to the Panel for a review of the decision in Alinta 01 and those review proceedings are currently on foot. The Panel has effectively put the orders which it made in Alinta 01 on hold until the review proceedings have been determined.

Yours sincerely

Mark Johnson

Chairman


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/05/2006

TIME: 17:11:44

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Completed Despatch of Bidder's Statement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Fax: +61 2 9921 2552
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

May 15, 2006

ASX Statement

Takeover bid by AGL for Alinta Limited

In accordance with item 8 of section 633(1) of the Corporations Act 2001 (Cth), attached is a notice stating that the Bidder's Statement containing The Australian Gas Light Company's offer for all of the ordinary shares in Alinta Limited has been sent.

Jane McAloon
Company Secretary

Notice that Takeover Offers have been sent to Shareholders

To: Australian Securities and Investments Commission

And to: Australian Stock Exchange

And to: Alinta Limited

The Australian Gas Light Company (**AGL**) hereby gives notice under items 7, 8 and 9 of section 633(1) of the Corporations Act 2001 (Cth) (**the Act**) that the replacement bidder's statement given by it to Alinta Limited (**Alinta**) on 5 May 2006, containing an offer by AGL for all of the ordinary shares in Alinta, has been sent as required by item 6 of section 633(1) of the Act, together with additional information that was included in the documents given to the Australian Securities and Investments Commission in accordance with ASIC class order 01/1543 on 11 May 2006.

The offer is dated 11 May 2006.

This notice is dated 15 May 2006.

Jane McAloon
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/05/2006

TIME: 09:50:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASX Statement 19/05/2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

Alinta

19 May 2006

ASX Statement

The boards of **both AGL and Alinta** recommend that shareholders in both companies **TAKE NO ACTION** in response to the formal takeover documents they have received. This documentation is required by law to be sent but is not relevant to the negotiated merger transaction recently agreed by AGL and Alinta and does not need to be considered at this time.

On 26 April 2006, The Australian Gas Light Company (**AGL**) and Alinta Limited (**Alinta**) entered into a Heads of Agreement to:

- merge their respective infrastructure businesses to make Alinta Australia's largest energy infrastructure business, owned 54% by Alinta's current shareholders and 46% by AGL's current shareholders; and
- spin out to AGL shareholders Australia's largest energy business being AGL's energy business and a 33% interest in Alinta's WA retail and cogeneration business (with right to acquire the remaining 67% over 5 years).

As the first step to implementing this transaction, AGL and Alinta intend to conclude a Merger Implementation Agreement by 31 May 2006.

Until the transaction documents are concluded and appropriate conditions are fulfilled, the takeover processes for both AGL and Alinta are required by law to continue, although neither company is actively pursuing that option. AGL and Alinta have recently dispatched (or will shortly dispatch) the following documents required by the legal processes for their takeover offers:

- Alinta's Bidder's Statement in relation to Alinta's offer for AGL shares sent to AGL shareholders;
- AGL's Target's Statement in relation to Alinta's offer for AGL shares sent to AGL shareholders;
- AGL's Bidder's Statement in relation to AGL's offer for Alinta shares sent to Alinta's shareholders; and
- Alinta's Supplementary Bidder's Statement, and Notice of Extension of Alinta's offer for AGL shares, which will be sent to AGL shareholders shortly.

These documents are not relevant to the negotiated transaction announced on 26 April 2006 and no action is required by shareholders of either AGL or Alinta in response to them at this time.

On the basis that these documents are not currently relevant to shareholders:

- Alinta has agreed to refrain from commenting on AGL's Target's Statement or AGL's Bidder's Statement; and
- AGL has agreed to refrain from commenting on Alinta's Bidder's Statement or Alinta's Supplementary Bidder's Statement.

However the option remains open for either party to pursue these matters after 31 May 2006 (or such later date as may be agreed between AGL and Alinta) if the takeover documents become relevant again.

Alinta has also obtained relief from ASIC to extend the period in which Alinta is obliged to send its Target's Statement in response to AGL's Bidder's Statement until 12 June 2006. In any event, Alinta shareholders should take no action in relation to the AGL Bid until they have received Alinta's Target's Statement.

Alinta and AGL have also agreed to extend both takeover offers until 30 June 2006.

AGL and Alinta shareholders will receive further information and documentation in relation to the negotiated transaction from their respective boards in due course.

For further information:

AGL
Media
Jane Counsel
Media Relations Manager
+61 (0)416 275 273
+61 (02) 9921 2352
jcounsel@agl.com.au

Sue Cato, Cato Counsel
+61 (0)419 282 319
cato@catocounsel.com.au

Investors
Graeme, Thompson
Head of Investor Relations
+61 (0)412 020 711
+61 (02)9921 2789
gthompson@agl.com.au

Alinta
Media
Tony Robertson
Group Manager, Corporate Affairs
+ 61 (0) 419 867 230
tony.robertson@alinta.net.au

Jim Kelly, Third Person Communications
+ 61 (0) 412 549 083
jim@thirdperson.net.au

Investors
Shaun Duffy
Manager Investor Relations
+61 (0) 404 094 384


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/05/2006

TIME: 10:43:14

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL & CS Energy join forces in Mount Isa

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



generations ahead

media release

May 25, 2006

AGL and CS Energy join forces in Mount Isa

The Australian Gas Light Company (AGL) and CS Energy Limited today executed a Joint Development Agreement (JDA) to investigate upgrading the 325 megawatt (MW) Mica Creek gas-fired power station at Mount Isa.

Under the terms of the JDA, AGL will take the lead role in procuring and transporting the additional long term supply of gas for the power station which will be sourced as part of AGL's wholesale gas activities. In addition, AGL and CS Energy will investigate joint funding and equity arrangements for the upgrade of the Mica Creek power station.

CS Energy will oversee the redesign and repowering study and will operate the upgraded Mica Creek station which is planned to be expanded by 70 to 100 MW at a projected cost of $150-$200 million by 2010.

The power station expansion is designed to improve operational efficiency and cater for anticipated growth in energy demand, in line with expected future development of the Carpentaria Minerals Province around Mount Isa.

AGL Managing Director Paul Anthony said: "This agreement with Queensland's largest government-owned generator secures a platform for growth for both parties given the complementary nature of AGL's and CS Energy's future business interests in the Mount Isa region, a fast growing region in Australia.

"The JDA with CS Energy further cements AGL's interests in Queensland, which includes the development of a 370 MW gas-fired power station at Townsville and the proposed Papua New Guinea to Queensland natural gas pipeline in a 50 per cent consortium with Petronas Australia Ltd."

CS Energy Chief Executive Mark Chatfield said: "Entering into this arrangement with AGL will enhance viability of the upgrade project by joining up with a partner that has the capability of securing competitively priced energy supplies from 2010 and utilising the complementary development and marketing skills of each organisation."

The JDA sets out terms for both AGL and CS Energy to work exclusively on this initiative and to jointly fund the cost of investigating the development.

Further enquiries:

Media:

AGL
Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

CS Energy
Phillippa Mowle, Marketing and Communication
Direct: 07 3222 9380
Mobile: 0417 782 339
E-mail: pmowle@csenergy.com.au

Investors: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au


Port Moresby
Gove
Weipa
Cairns
Townsville
Century
Mount Isa
Mica Creek
Phosphate Hill
Cannington
Rockhampton
Gladstone
Brisbane
Ballera
Moomba
DATE: 24 May 2006
REFERENCE: 1174
SCALE: 1:10,924,470
Mica Creek Location Map
Kilometers
0 85 170 340 510 680
State Boundary
Coast
Towns
Gas
Proposed
Carpentaria Mineral Province

The Mica Creek power station, was acquired by CS Energy in two tranches from MIM (now owned by Xstrata) concluding in 1998. Soon after, natural gas was introduced to Mount Isa following the construction and commissioning of the Carpentaria Gas Pipeline.

Since the introduction of natural gas, the Mount Isa region has seen over $3 billion of investment including the Century Zinc, Phosphate Hill, Cannington, Enterprise and Ernest Henry mineral projects.

Total natural gas demand in the region is approximately 30 PJ pa, with the Mica Creek power station demand representing approximately 21 PJ pa of this total. Gas supply for the power station is currently supplied from Ballera gas plant under a gas contract between the Cooper Basin producers and Xstrata and transported through the Carpentaria Gas Pipeline for use by CS Energy. The remaining term of the gas contract is approximately six years.

General Plant Information:

Permanent Workforce:	85 CS Energy employees
Station Capacity	325 MW
Fuel Consumption	22 PJ per annum natural gas
Mica Creek A	Steam turbine, commissioned 1960-1973, 4 x 33 MW units Combined cycle, commissioned 1985-1997, 3x 35 MW units
Mica Creek B	Open Cycle Gas Turbine, commissioned 1990 1 x 33 MW unit
Mica Creek C	Combined Cycle, commissioned 1999, 1 x 55 MW unit